As filed with the Securities and Exchange Commission on November 20, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________________________________________________

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
______________________________________________________________________________________________________

The E.W. Scripps Company
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	2711 (Primary Standard Industrial Classification Code Number)	31-1223339 (IRS Employer Identification Number)

312 Walnut Street Cincinnati, Ohio, 45202 (513) 977-3000 (Address including zip code, and telephone number, including area code, of Registrants principal executive offices)
William Appleton, Esq.
312 Walnut Street, 28th Floor
Cincinnati, Ohio 45202
(513) 977-3997
(Address, including zip code, and telephone number, including area code, of agent of service)

Russell E. Ryba, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5668	Steven H. Goldberg, Esq. Baker & Hostetler LLP 45 Rockefeller Plaza New York, NY 10111-0100 (212) 589-4219	Mary Hill Taibl, Esq. Senior Vice President, General Counsel, Secretary and Chief Compliance Officer Journal Communications, Inc. 333 West State Street Milwaukee, WI 53203 (414) 224-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transactions contemplated by the Master Transaction Agreement, dated as of July 30, 2014, described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company “in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐
If applicable, place an “X” in the box to designate the appropriate rule provision relied upon in conducting this transaction.

Exchange Act Rule 13e- 4(i) (Cross-Border Issuer Tender Offer)          ☐
Exchange Act Rule 14d- 1(d) (Cross-Border Third-Party Tender Offer)     ☐

CALCULATION OF REGISTRATION FEE
Title of each class to be so registered	Amount to be registered	Proposed Maximum Aggregate Offering Price per unit	Amount of Registration Fee
Class A Common shares, $.01 par value	26,475,459 (1)(2)	$257,870,971 (3)	$29,965 (4)

(1)
The number of shares of the Registrant being registered represents the estimated maximum number of shares of the Registrant to be issuable in connection with the broadcast merger described in the enclosed joint proxy statement/prospectus.

(2)
The estimated maximum number of shares to be issued in connection with the broadcast merger is based upon the product obtained by multiplying (x) 51,150,422, the maximum number of shares of common stock (“Journal Common Stock”), $0.01 par value per share, of Journal Communications, Inc. (“Journal”), estimated to be outstanding immediately prior to the broadcast merger described herein (calculated as the sum of (1) 45,196,343, the number of shares of Class A common stock, $0.01 par value per share, of Journal (“Journal Class A Common Stock”) outstanding as of October 31, 2014, plus (2) 5,716,538, the number of shares of Class B common stock, $0.01 par value per share, of Journal (“Journal Class B Common Stock”) outstanding as of October 31, 2014, plus (3) 237,541, the number of shares of Journal Class A Common Stock issuable in respect of Journal performance units outstanding as of October 31, 2014, by (y) 0.5176, based on the exchange ratio of 0.5176:1 in the broadcast merger.

(3)
Pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act") and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying (x) $9.74 (the average of the high and low prices of shares of Journal Class A Common Stock on November 17, 2014) by (y) 26,475,459 Class A Common shares of the Registrant to be received by the holders of shares of Journal Common Stock in the broadcast merger as described in Note (2).

(4)	Calculated in accordance with Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001162.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS DATED NOVEMBER 20, 2014

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

To the shareholders of The E. W. Scripps Company and Journal Communications, Inc.:

On July 30, 2014, The E. W. Scripps Company (“Scripps”) and Journal Communications, Inc. (“Journal”), together with various of their respective subsidiaries, entered into a Master Transaction Agreement providing for (1) first the spin-offs and subsequent combination of their newspaper businesses and (2) then the combination of their broadcast businesses through the merger of Journal into a wholly owned subsidiary of Scripps. The spin-offs and mergers are expected to create two industry-focused companies positioned for success. Scripps, based in Cincinnati, will own and operate television and radio stations serving 27 markets and reaching 18 percent of U.S. television households, making it the fifth-largest independent TV group in the country. Journal Media Group, Inc. ("Journal Media Group"), a newly formed public newspaper publishing entity owning the former Scripps and Journal newspapers, will be headquartered in Milwaukee and operate in 14 markets in the U.S. Scripps class A common shares are traded on the New York Stock Exchange under the symbol "SSP".

Under the terms of the Master Transaction Agreement, Scripps and Journal will, through a series of transactions, (1) separate Journal’s newspaper business pursuant to a spin-off of a subsidiary (Journal Spinco) to the shareholders of Journal, (2) separate Scripps’ newspaper business pursuant to a spin-off of a subsidiary (Scripps Spinco) to the shareholders of Scripps, (3) combine these two spun-off newspaper businesses through two mergers, resulting in each of Journal Spinco and Scripps Spinco becoming a wholly owned subsidiary of the new company, Journal Media Group and (4) then, as the last step, merge Journal with and into a wholly owned subsidiary of Scripps, thereby effecting the acquisition by Scripps of Journal’s broadcast business. Upon consummation, the transactions will result in two separate, public companies: one, Journal Media Group, continuing the combined newspaper businesses of Journal and Scripps; and the other, Scripps, continuing the combined broadcast businesses of Journal and Scripps. Upon completion of the transactions, each share of Journal class A and class B common stock outstanding on the share exchange record date will receive 0.5176 class A common shares of Scripps and 0.1950 shares of common stock of Journal Media Group; and each Scripps class A common share and common voting share outstanding on the share exchange record date will receive 0.2500 shares of common stock of Journal Media Group. Immediately following the completion of the transactions, holders of Journal’s common stock will own approximately 41% of the common shares of Journal Media Group and approximately 31% of the common shares of Scripps, in the form of Scripps class A common shares, with the remaining common shares of each entity owned by the Scripps shareholders. Pursuant to the Master Transaction Agreement, prior to the completion of the transactions, Journal will contribute to Journal Spinco $10.0 million in cash (this cash will become an asset of Journal Media Group upon completion of the transactions), and Scripps will distribute a special cash dividend in the aggregate amount of $60.0 million to the holders of its common shares (and certain common share equivalents held by Scripps directors and employees). The transactions are intended to be tax-free at both the shareholder and corporate levels at each of Scripps and Journal, with the exceptions of the distribution of Journal Spinco to Journal shareholders, which will be taxable at the Journal corporate level, and the distribution of the $60.0 million dividend by Scripps, which may be taxable to the shareholders of Scripps. Each of Scripps and Journal will hold a special meeting of its shareholders to consider and vote on matters necessary to complete the transactions. Information about the special meetings, the proposals to be voted on at each company’s special meeting, the proposed transactions and other related matters is contained in this joint proxy statement/prospectus, which we urge you to read carefully and in its entirety, including the annexes and exhibits and the information incorporated by reference into this joint proxy statement/prospectus.

In particular, you should consider the matters discussed under “Risk Factors” beginning on page ___ of this joint proxy statement/prospectus.

Your vote is very important, regardless of the number of shares you own. To ensure your representation at your company’s special meeting, please complete and submit your proxy in accordance with the instructions contained herein.

The Board of Directors of Scripps has approved and adopted the Master Transaction Agreement and the transactions contemplated thereby, and recommends that the holders of common voting shares of Scripps vote “FOR” the approval of each of the proposals to be voted on by them at the Scripps special meeting, as described in this joint proxy statement/prospectus.

The Board of Directors of Journal has approved and adopted the Master Transaction Agreement and the transactions contemplated thereby, and recommends that the Journal shareholders vote “FOR” the approval of each of the proposals to be voted on by them at the Journal special meeting, as described in this joint proxy statement/prospectus.

Sincerely,	Sincerely,

Richard A. Boehne	Steven J. Smith
Chairman, President and Chief Executive Officer	Chairman and Chief Executive Officer
The E. W. Scripps Company	Journal Communications, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the spin-offs or mergers or the securities issuable in connection therewith, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated _____________, and is first being mailed or otherwise delivered to shareholders of Scripps and Journal on or about ____________, 2015.

THE E. W. SCRIPPS COMPANY
Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF THE E. W. SCRIPPS COMPANY
To be held on _______________, 2015
TO THE SHAREHOLDERS OF THE E. W. SCRIPPS COMPANY:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of The E. W. Scripps Company, an Ohio corporation (“Scripps”), will be held on _________________ at ________, local time, at the Scripps Center, 10th floor conference center, 312 Walnut Street, Cincinnati, Ohio, for the following purposes:

1.
to consider and vote on a proposal to amend the articles of incorporation of Scripps to enable Scripps to issue in connection with the spin-off of its newspaper business the same class of common shares of the entity to be spun off to each holder of class A common shares and common voting shares of Scripps; and

2.
to consider and vote on a proposal to approve the issuance of class A common shares pursuant to the merger of Journal Communications, Inc., a Wisconsin corporation (“Journal”) into a wholly owned subsidiary of Scripps.

The approval of the foregoing proposals by the holders of common voting shares of Scripps is required in order to complete the spin-off of the Scripps newspaper business and combination thereof with the Journal newspaper business and the subsequent merger of Journal into a wholly owned subsidiary of Scripps by means of which we will combine the broadcast business of Journal with our broadcast business. The proposals are described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or otherwise vote your shares.

The holders of class A common shares of Scripps are receiving this notice for informational purposes and are not entitled to vote their shares on the proposals being submitted at the special meeting.

The Scripps Board of Directors has established _________, as the record date for the special meeting. If you were a holder of record of common voting shares at the close of business on the record date, you are entitled to attend and to vote your shares at the special meeting. If you are present at the special meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy or voting instructions in another manner.

All Scripps shareholders are invited to attend the special meeting, whether they are entitled to vote at the meeting or not.

Shareholders will not have dissenters' rights under Ohio law with respect to either the spin-off of the Scripps newspapers and the subsequent merger thereof with the Journal newspapers or the acquisition by Scripps of the Journal broadcast business through the merger of Journal into a wholly owned subsidiary of Scripps following the newspaper spin-off.

The Board of Directors of Scripps has approved the spin-off of its newspaper business and combination of that business with the Journal newspaper business, the merger of Journal into a subsidiary of Scripps and the issuance of class A common shares pursuant to such merger, and recommends that you vote “FOR” the approval of each of the proposals described above.

Thank you for being a Scripps shareholder. I look forward to seeing you at the meeting.

By the Order of the Board of Directors,

Richard A. Boehne
Chairman, President and Chief Executive Officer
Cincinnati, Ohio
______________, 2015

JOURNAL COMMUNICATIONS, INC.
333 West State Street
Milwaukee, Wisconsin 53203

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF JOURNAL COMMUNICATIONS, INC.
To be held on _______________, 2015
TO OUR SHAREHOLDERS:

We invite you to attend a special meeting of the shareholders of Journal Communications, Inc., a Wisconsin corporation (“Journal”), to be held on _________________ at ________, Central Time, at __________. As we describe in the accompanying joint proxy statement/prospectus, our shareholders will be voting on the following matters:

1.
a proposal to approve the spin-off of our newspaper business to our shareholders and the subsequent merger of the entity that will hold such newspaper business with a wholly owned subsidiary of Journal Media Group, Inc., a Wisconsin corporation;

2.	a proposal to approve the merger of Journal into a wholly owned subsidiary of The E. W. Scripps Company, an Ohio corporation (“Scripps”), following the spin-off of our newspaper business;

3.	a non-binding, advisory proposal to approve the compensation that may be paid or become payable to our named executive officers in connection with the transactions; and

4.
a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposals set forth in items 1 and 2 above.

Journal will transact no other business at the special meeting other than any such business that may be properly brought before the special meeting or any adjournment or postponement thereof.

The approval of the proposals set forth in items 1 and 2 above by the holders of our common stock is required in order to (1) complete the spin-off of our newspaper business and combination thereof with the Scripps newspaper business (via the merger of the entity that will hold our newspaper business with a wholly owned subsidiary of Journal Media Group) and (2) consummate the merger of Journal into a wholly owned subsidiary of Scripps by means of which Scripps will combine our broadcast business with its broadcast business. The approval of the proposals set forth in items 3 and 4 is not required to complete the transactions. The proposals are described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or otherwise vote your shares.

Our Board of Directors has established _________, as the record date for the special meeting. If you were a holder of record of our common stock at the close of business on the record date, you are entitled to attend and to vote your shares at the special meeting. If you are present at the special meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy in another manner.

The Board of Directors of Journal has approved (1) the spin-off of our newspaper business and combination of our newspaper business with the Scripps newspaper business (via the merger of the entity that will hold our newspaper business with a wholly owned subsidiary of Journal Media Group) and (2) the merger of Journal into a subsidiary of Scripps, and recommends that you vote “FOR” the approval of each of the proposals described above.

We have enclosed a proxy card along with the accompanying joint proxy statement/prospectus. Your vote is important, no matter how many shares you own. Even if you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and promptly return it by mail using the postage-paid envelope we have provided. Alternatively, you may vote by calling the toll-free number or using the Internet as described in the instructions provided on the enclosed proxy card. If you attend the special meeting, then you may revoke your proxy and vote your shares in person if you would like.

Thank you for your continued support. We look forward to seeing you at the special meeting.

By the Order of the Board of Directors,

Steven J. Smith
Chairman and Chief Executive Officer
Milwaukee, Wisconsin
______________, 2015

REFERENCES TO ADDITIONAL INFORMATION

The E. W. Scripps Company (“Scripps”) has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. This joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement.

The joint proxy statement/prospectus also incorporates by reference important business and financial information about Scripps and Journal Communications, Inc. (“Journal”) from documents previously filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. In addition, Scripps and Journal may file additional annual, quarterly and current reports, proxy statements and other business and financial information with the SEC.

The registration statement of which this joint proxy statement/prospectus is a part and the exhibits thereto, the information incorporated by reference herein, and the other information filed by Scripps and Journal with the SEC are available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain these documents through the SEC’s website at www.sec.gov, on Scripps’ website at www.scripps.com in the Investor Relations section and on Journal’s website at www.journalcommunications.com in the Investor Relations section. By referring to Scripps’ website, Journal’s website, and the SEC’s website, Scripps and Journal do not incorporate any such website or its contents into this joint proxy statement/prospectus.

You can also obtain the documents by requesting them in writing or by telephone from Scripps or Journal at the following address and telephone number:

The E. W. Scripps Company	Journal Communications, Inc.
312 Walnut Street, 28th Floor	333 West State Street
Cincinnati, Ohio 45202	Milwaukee, Wisconsin 53203
(513) 977-3000	(414) 224-2000
Attention: Carolyn P. Micheli, Vice President, Corporate	Attention: Ashley DeYoung
Communications and Investor Relations	Financial and Investor Analyst

IN ORDER TO RECEIVE TIMELY DELIVERY OF THESE MATERIALS, YOU MUST MAKE REQUESTS NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING FOR YOUR COMPANY.

You may also obtain these documents at no charge by requesting them in writing or by telephone from Journal’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (telephone number: (212) _______). See “Where You Can Find More Information” beginning on page ____ for more information about the documents referenced in this joint proxy statement/prospectus.

See “Where You Can Find More Information” beginning on page ____ for more information about the documents referenced in this joint proxy statement/prospectus.

In addition, if you have any questions about the transactions described in this joint proxy statement/prospectus, or about voting your shares, or would like additional copies of this joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact:

IF YOU ARE A SCRIPPS SHAREHOLDER:	IF YOU ARE A JOURNAL SHAREHOLDER:
The E. W. Scripps Company 312 Walnut Street, 28th Floor Cincinnati, Ohio 45202 (513) 977-3732 Attention: Julie L. McGehee, Corporate Secretary	Journal Communications, Inc. 333 West State Street Milwaukee, Wisconsin 53203 (414) 224-2000 Attention: Mary Hill Taibl, General Counsel, Secretary and Chief Compliance Officer

Journal Media Group, Inc. (“Journal Media Group”), which will own the Scripps newspaper business and the Journal newspaper business following completion of the transactions discussed in this joint proxy statement/prospectus, plans to file a registration statement on Form S-1/S-4 for shares of its common stock to be issued to Scripps and Journal shareholders pursuant to those transactions. The prospectus that will be included in Journal Media Group’s registration statement will contain financial and other information about the combined newspaper businesses it will operate following completion of the transactions. This joint proxy statement/prospectus contains substantially the same information as will be contained in the prospectus of Journal Media Group. If the Scripps and Journal shareholders approve the necessary proposals submitted to them at their respective special meetings, Scripps and Journal will set the record date and distribution date for the spin-offs of the Scripps and Journal newspaper businesses as well as the closing date for all of the transactions discussed in this joint proxy statement/prospectus. You will be able to obtain copies of such prospectus and the registration statement in which it will be included at or from the sources identified above. Journal Media Group intends to mail copies of its prospectus to shareholders of record of Scripps and Journal as of _________________, 2015 prior to the completion of the transactions.

ABOUT THIS DOCUMENT

Scripps has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Scripps and Journal has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Journal. Scripps and Journal have both contributed information relating to Journal Media Group and the transactions.

This joint proxy statement/prospectus forms part of a registration statement on Form S-4 (Registration No. _________) filed by Scripps with the SEC to register with the SEC class A common shares of Scripps to be issued in connection with the transactions. It constitutes a prospectus of Scripps under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the class A common shares of Scripps to be issued to Journal shareholders. It also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and a notice of meeting and actions to be taken at the Scripps and Journal special meetings.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are brief answers to common questions that you may have regarding the Master Transaction Agreement, which we refer to as the “master agreement” and which is attached to this joint proxy statement/prospectus as Annex A, the proposed transactions, the special meetings and the consideration to be received in the proposed transactions. The questions and answers in this section may not address all questions that may be important to you as a shareholder of Scripps or Journal. To better understand these matters, and for a description of the legal terms governing the proposed transactions, we urge you to read carefully and in its entirety this joint proxy statement/prospectus, including the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page ___.

Q: What are the proposed transactions?

A: Scripps and Journal and certain of their subsidiaries entered into the master agreement on July 30, 2014. The master agreement provides for the combination of the newspaper businesses of Scripps and Journal and the combination of the broadcast businesses of Scripps and Journal by means of a multi-step spin-off and merger process. As a result of the transactions contemplated by the master agreement, the newspaper businesses of the two companies will be owned and operated by a new holding company, which we refer to as “Journal Media Group,” shares of which we expect to be listed on the New York Stock Exchange (“NYSE”) and initially owned by the shareholders of Scripps and Journal. As a further result of the transactions contemplated by the master agreement, following execution of the steps necessary for the combination of the newspaper businesses of Scripps and Journal, Scripps will combine the broadcast business of Journal by merging Journal into a wholly owned subsidiary of Scripps and issuing class A common shares of Scripps to Journal shareholders in exchange for their shares in Journal. We sometimes refer to the spin-offs and mergers and the other transactions contemplated by the master agreement, taken as a whole, as the “transactions”; to the spin-offs of the Scripps and Journal newspaper businesses, as the “Scripps newspaper spin-off”, “Journal newspaper spin-off”, or together the “newspaper spin-offs”; to the steps constituting the combination of the newspaper businesses of Scripps and Journal, as the “Scripps newspaper merger”, the “Journal newspaper merger”, or together the “newspaper mergers”; and to the combination of the broadcast businesses of Scripps and Journal, as the “broadcast merger.”

Q: Why am I receiving this document?

A: In order to complete the transactions, the shareholders of Journal must approve (1) the spin-off of its newspaper business, and subsequent combination thereof with the Scripps newspaper business and (2) the subsequent merger of Journal into a wholly owned subsidiary of Scripps, and the holders of common voting shares of Scripps must approve (i) an amendment to Scripps’ articles of incorporation to facilitate the spin-off of its newspaper business with one class of common stock and (ii) the issuance of class A common shares of Scripps pursuant to the broadcast merger. Journal is also seeking the approval of its shareholders, on an advisory basis, of the compensation that may be paid or become payable to its named executive officers in connection with the transactions, but such approval is not required to complete the transactions. Scripps and Journal will hold separate special shareholders’ meetings to obtain these approvals. We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the special meetings. This joint proxy statement/prospectus contains important information about the transactions, including the special meetings of the shareholders of Scripps and Journal. You should read it carefully and in its entirety. The enclosed proxy cards allow you to authorize the voting of your shares without attending your company’s special meeting.

Your vote is important regardless of how many shares you own. We encourage you to submit a proxy as soon as possible.

Q: What will Scripps shareholders receive in the transactions?

A: As a result of the spin-off of the Scripps newspaper business and the combination thereof with the Journal newspaper business, each Scripps class A common share will automatically be converted into 0.2500 shares of common stock of Journal Media Group, and each Scripps common voting share will automatically be converted into 0.2500 shares of common stock of Journal Media Group. Additionally, holders of Scripps class A common shares (and unvested restricted stock units) and common voting shares of Scripps will receive their pro rata share of an aggregate $60.0 million dividend, which we refer to as the “Scripps special dividend,” payable immediately prior to the completion of the broadcast merger. Scripps shareholders will not receive any shares in connection with the broadcast merger, but will retain their existing shares in Scripps.

i

Q: What will Journal shareholders receive in the transactions?

A: As a result of the spin-off of the Journal newspaper business and the combination thereof with the Scripps newspaper business, each share of Journal class A common stock and each share of Journal class B common stock will automatically be converted into 0.1950 shares of common stock of Journal Media Group. As a result of the broadcast merger, each share of Journal class A common stock and each share of Journal class B common stock will automatically be converted into 0.5176 class A common shares of Scripps. The Scripps special dividend will not be paid on Scripps class A common shares issued to Journal shareholders in the broadcast merger. Thus, Journal shareholders will receive 0.1950 shares of Journal Media Group and 0.5176 class A common shares of Scripps for each share of Journal common stock held on the share exchange record date.

Q: When do you expect the transactions to be completed?
A: As of the date of this joint proxy statement/prospectus, the transactions are expected to close in the first half of 2015. The closing of the transactions is subject to various conditions, including the approval of the Scripps amendment proposal (defined below) and the Scripps share issuance proposal (defined below) by the holders of common voting shares of Scripps, and the approval of the Journal spin-off proposal (defined below) and the Journal merger proposal (defined below) by the Journal shareholders, as well as necessary regulatory consents and approvals. No assurance can be provided as to when or if the transactions will be completed, and it is possible that factors outside the control of Scripps and Journal could result in the transactions being completed at a later time, or not at all. See “The Master Transaction Agreement - Other Covenants and Agreements - Efforts to Consummate the Transactions” beginning on page ___ and “The Master Transaction Agreement - Conditions to the Transactions” beginning on page ___.

Q: When and where will the special meetings be held?

A: The Scripps special meeting will be held at Scripps Center, 10th floor conference center, 312 Walnut Street, Cincinnati, Ohio 45202, at ______, Eastern Time, on ______________, 2015.

The Journal special meeting will be held at , at _____, Central time, on ________, 2015.

Q: What are the proposals on which holders of common voting shares of Scripps are being asked to vote and what is the recommendation of the Board of Directors of Scripps with respect to each proposal?

A: At the Scripps special meeting, the holders of Scripps common voting shares are being asked to:

1.
Consider and vote on a proposal to amend the articles of incorporation of Scripps to allow Scripps to effect the spin-off of its newspaper business through the issuance of the same class of common shares of the entity that will own such business (which we refer to as “Scripps Spinco”) to each holder of class A common shares and each holder of common voting shares of Scripps, which we refer to as the “Scripps amendment proposal.” The proposed amendment to Scripps’ articles of incorporation is shown in Annex B attached hereto.

2.	Consider and vote on a proposal to approve the issuance of class A common shares of Scripps pursuant to the broadcast merger, which we refer to as the “Scripps share issuance proposal.”

The Board of Directors of Scripps unanimously recommends a vote “FOR” each of the proposals referred to above.

Scripps will transact no other business at the special meeting other than any such business that may be properly brought before the special meeting or any adjournment or postponement thereof.

Q: What vote is required to approve the proposals being presented at the special meeting of Scripps shareholders?

A: Assuming a quorum is present, to be approved at the special meeting, the Scripps amendment proposal requires the affirmative vote of the holders of a majority of all common voting shares of Scripps outstanding on the record date for the special meeting, and the Scripps share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast at the special meeting by holders of common voting shares of Scripps.

Q: Will the Scripps shareholders holding common voting shares of Scripps be asked to vote on the Scripps share issuance proposal and the Scripps amendment proposal at the special meeting if the Board of Directors has changed its recommendations for such proposals?

A: Yes, if Journal so requests. The Scripps board may change its recommendation with respect to these proposals only if it decides that a third party acquisition proposal for control of Scripps is superior to the transactions.

Q: What are the proposals on which the Journal shareholders are being asked to vote and what is the recommendation of the Board of Directors of Journal with respect to each proposal?

A: At the Journal special meeting, Journal shareholders are being asked to vote on the following matters:

1.
A proposal to approve the spin-off of the Journal newspaper business and the subsequent merger of the entity that will hold such newspaper business (which we refer to as “Journal Spinco”) with a wholly owned subsidiary of Journal Media Group, which we refer to as the “Journal spin-off proposal;”

2.	A proposal to approve the broadcast merger, which we refer to as the “Journal merger proposal;”

3.
A non-binding, advisory proposal to approve the compensation that may be paid or become payable to Journal’s named executive officers in connection with the transactions, as disclosed in this joint proxy statement/prospectus, which we refer to as the “Journal compensation proposal;” and

4.
A proposal to approve the adjournment or postponement of the Journal special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Journal special meeting to approve both the Journal spin-off proposal and the Journal merger proposal, which we refer to as the “Journal adjournment proposal.”

The Board of Directors of Journal unanimously recommends a vote “FOR” each of the proposals referred to above.

Journal will transact no other business at the special meeting other than any such business that may be properly brought before the Journal special meeting or any adjournment or postponement thereof.

Q: What vote is required to approve the proposals being presented at the special meeting of Journal shareholders?

A: Assuming a quorum is present, to be approved at the Journal special meeting, the Journal spin-off proposal and the Journal merger proposal each requires the affirmative vote of the holders of two-thirds of the voting power of all outstanding shares of Journal class A common stock and Journal class B common stock entitled to vote at the special meeting, voting together as a single class. If you mark “abstain” or fail to vote with respect to the Journal spin-off proposal and/or the Journal merger proposal, it will have the same effect as a vote “AGAINST” such proposals.

Assuming a quorum is present, the approval of the Journal compensation proposal requires that the number of votes cast for the Journal compensation proposal exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however they will not constitute a vote for or against the non-binding proposal and will be disregarded in the calculation of votes cast.

Whether or not a quorum is present, the Journal adjournment proposal requires that the number of votes cast for the Journal adjournment proposal exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however they will not constitute a vote for or against the proposal and will be disregarded in the calculation of votes cast.

Q: Will the Journal shareholders be asked to vote on the Journal spin-off proposal and the Journal merger proposal at the special meeting if the Board of Directors has changed its recommendations for such proposals?

A: Yes, if Scripps so requests. The Journal board may change its recommendation with respect to these proposals only if it decides that a third party acquisition proposal for control of Journal is superior to the transactions.

Q: What is the effect if these proposals are not approved at the special meetings?

A: If the Scripps amendment proposal or the Scripps share issuance proposal is not approved by the requisite vote at the special meeting of Scripps shareholders, or if the Journal spin-off proposal or the Journal merger proposal is not approved by the requisite vote at the special meeting of Journal shareholders, then the transactions will not occur.

Q: Who is entitled to vote at the special meetings?

A: The Board of Directors of each of Scripps and Journal have fixed ____________, 2015, as the record date for each of the special meetings. If you were a holder of common voting shares of Scripps or a holder of shares of class A or class B common stock of Journal at the close of business on the record date, you are entitled to receive notice of, and vote at, your company’s special meeting.

Q: If I am a Scripps shareholder, how many votes do I have?

A: If you are a Scripps shareholder, on each of the proposals that will be voted upon at the Scripps special meeting, you will be entitled to one vote per share of Scripps common voting shares that you owned as of the record date. As of the close of business on the record date, there were 11,932,722 common voting shares outstanding and entitled to vote. As of that date, all outstanding common voting shares were held by, or for the benefit of, descendants of the founder of Scripps.

If you are a holder of class A common shares of Scripps, you will not be entitled to vote on either of the proposals being presented at the Scripps special meeting, but you may attend the meeting.

Q: If I am a Journal shareholder, how many votes do I have?

A: If you are a holder of Journal class A common stock, on each of the proposals that will be voted upon at the Journal special meeting, you will be entitled to one vote per share of Journal class A common stock that you owned as of the record date. As of the close of business on the record date, there were _______ shares of Journal class A common stock outstanding and entitled to vote. These shares represented ___ votes as of the record date.

If you are a holder of Journal class B common stock, on each of the proposals that will be voted upon at the Journal special meeting, you will be entitled to ten votes for each share of Journal class B common stock that you owned as of the record date. As of the close of business on the record date, there were _____ shares of Journal class B common stock outstanding and entitled to vote. These shares represented __ votes as of the record date.

Holders of Journal class A common stock and class B common stock will vote together as a single class on all matters at the Journal special meeting.

Q: Are any Scripps shareholders already committed to vote in favor of the Scripps amendment proposal or the Scripps share issuance proposal?

A: No.

Q: Are any Journal shareholders already committed to vote in favor of the Journal spin-off proposal or the Journal merger proposal?

A: No.

Q: What constitutes a quorum for each special meeting?

A: Holders of a majority of the outstanding Scripps common voting shares, represented in person or by proxy, will constitute a quorum for the Scripps special meeting.

Holders of a majority of the voting power of the outstanding Journal class A common stock and Journal class B common stock, taken together, in each case represented in person or by proxy, will constitute a quorum for the Journal special meeting.

Q: Who can attend each special meeting?

A: If you held Scripps class A common shares or common voting shares, or Journal class A common stock or class B common stock, as of the record date, you may attend your company’s special meeting. If you are a beneficial owner of stock held in “street name,” you must provide evidence of your ownership of such stock, which you can obtain from your broker, bank or other nominee, in order to attend your company’s special meeting.

Q: What if my bank, broker or other nominee holds my shares in “street name”?

A: If a bank, broker or other nominee holds your shares for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares. The availability of telephone and internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to attend or vote in person at your company’s special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person. Your bank, broker or other nominee will not vote your shares unless you provide instructions on how to vote.

Q: If I am a Scripps shareholder holding common voting shares, how do I vote?

A: After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your Scripps common voting shares as promptly as possible so that your shares will be represented at the Scripps special meeting. If you are a holder of record of Scripps common voting shares as of the close of business on the record date, you may submit your proxy before the Scripps special meeting by marking, signing and dating your proxy card and returning it in the postage-paid envelope we have provided.

In lieu of submitting a proxy, holders of common voting shares may vote in person at the Scripps special meeting. For additional information on voting procedures, see “The Scripps Special Meeting - How to Vote” beginning on page __.

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible, whether or not you plan to attend the Scripps special meeting.

Q: Do the holders of Scripps class A common shares have the right to vote on the proposals?

A: No. The holders of Scripps class A common shares are receiving this joint proxy statement/prospectus for informational purposes only and are not entitled to vote their class A common shares of Scripps on any proposals being submitted at the Scripps special meeting.

Q: If I am a Journal shareholder, how do I vote?

A: After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy for your shares as promptly as possible so that your shares will be represented at the Journal special meeting. If you are a shareholder of record of Journal as of the close of business on the record date, you may submit your proxy before the Journal special meeting by marking, signing and dating your proxy card and returning it in the postage-paid envelope we have provided.

In addition, holders of record of class A common stock and class B common stock may vote in person at the Journal special meeting or by mail or through the internet. For additional information on voting procedures, see “The Journal Special Meeting - How to Vote” beginning on page __.

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible whether or not you plan to attend the Journal special meeting.

Q: What do I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. You may also receive multiple

v

copies of this joint proxy statement/prospectus if you are a shareholder of both Scripps and Journal. Please complete, sign, date and return each proxy card and voting instruction card you receive, or, if you are a shareholder of Journal, you may submit a proxy by telephone or internet by following the instructions on each proxy card.

Q: How will my proxy be voted?

A: If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card or voting instruction card, or, if you are a Journal shareholder, by submitting your proxy by internet or by telephone, your shares will be voted in accordance with your instructions. If you are a shareholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, Scripps common voting shares represented by your proxy will be voted as recommended by the Scripps Board of Directors with respect to that proposal, and the Journal class A common stock or class B common stock represented by your proxy will be voted as recommended by the Journal Board of Directors with respect to that proposal.

Q: What if I mark “abstain” when voting, or do not vote on the proposals?

A: If you fail to vote in person or by proxy any shares for which you are the record owner as of the record date or fail to instruct your broker or other nominee on how to vote the shares you hold in street name, your shares will not be counted in determining whether a quorum is present at your company’s special meeting. If you mark abstain when voting, your shares will be counted in determining whether a quorum is present at your company’s special meeting.

If you are a Scripps shareholder, because the Scripps amendment proposal requires the affirmative vote of the holders of a majority of all outstanding Scripps common voting shares, failing to vote or abstaining from voting on such proposal will have the effect of a vote “AGAINST” such proposal. Failing to vote or abstaining from voting on the Scripps share issuance proposal will not constitute a vote for or against such proposal and will be disregarded in the calculation of the votes cast.

If you are a holder of Journal class A common stock or Journal class B common stock, because the Journal spin-off and merger proposals require the affirmative vote of the holders of two-thirds of the voting power of all outstanding Journal class A common stock and Journal class B common stock, voting together as a single class, your failure to vote or abstain with respect to either Journal proposal will have the effect of a vote “AGAINST” such proposal. Failing to vote or abstaining from voting on the Journal compensation proposal or the Journal adjournment proposal will not constitute a vote for or against such proposals and will be disregarded in the calculation of the votes cast.

Q: Can I change my vote after I have submitted a proxy or voting instruction card?
A: Yes. If you are a shareholder of record as of the record date, you can change your proxy at any time before it is voted at your company’s special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Scripps or Journal, as appropriate;

•	you can submit a revised proxy bearing a later date by mail, or, if you are a Journal shareholder, by internet or telephone; or

•
you can attend your company’s special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

Q: If I am a Scripps shareholder, will I be required to exchange my shares in connection with the newspaper spin-offs, newspaper mergers or the broadcast merger?

A: No. You will not be required to exchange your certificates or “book-entry” securities representing common shares of Scripps. Upon completion of the broadcast merger, certificates and “book-entry” securities representing common shares of Scripps prior to the transactions will represent an equal number of common shares of Scripps following such merger. Upon completion of the newspaper spin-offs and the newspaper mergers, you will receive “book-entry” securities representing shares of Journal Media Group common stock.

Q: If I am a Journal shareholder, will I be required to exchange my shares in connection with the newspaper spin-offs, newspaper mergers or the broadcast merger?

A: You will not be required to exchange your certificates or book-entry securities representing shares of common stock of Journal in connection with the newspaper spin-offs or the newspaper mergers. Upon completion of those transactions, you will receive book-entry securities representing your shares of Journal Media Group common stock. Similarly, you will not be required to exchange your book-entry securities representing shares of common stock of Journal in connection with the broadcast merger. Upon completion of the broadcast merger, your Journal book-entry shares will be converted into book-entry Scripps class A common shares. However, if you have certificates representing shares of Journal class A common stock, then you will be required to exchange such certificates in connection with the broadcast merger. Following completion of the broadcast merger, the exchange agent will send you a letter of transmittal to be used to exchange your certificated shares of Journal class A common stock for book-entry Scripps class A common shares.

Q: If I am a Journal shareholder and have class A stock certificates, should I send in my certificates now?

A: No. If you hold certificates representing Journal class A common stock, the exchange agent will send you written instructions informing you how to exchange your shares in connection with the broadcast merger.

Q: Are there any risks that I should consider?

A: Yes. There are risks associated with all spin-offs and business combinations, including the proposed transactions. There are also risks associated with the broadcast business of Scripps following the broadcast merger, the newspaper business of Journal Media Group, the ownership of class A common shares of Scripps following the broadcast merger and the ownership of common stock of Journal Media Group. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page __.

Q: Are Scripps or Journal shareholders entitled to dissenters' rights?

A: Scripps shareholders are not entitled to dissenters' rights in connection with the transactions.

Holders of Journal class A common stock are not entitled to dissenters' rights in connection with the transactions.

Holders of Journal class B common stock may assert dissenters’ rights in connection with the broadcast merger to the extent such rights are available under Wisconsin law with respect to their Journal class B common stock and, if such rights are properly exercised, such shareholders will be entitled to receive payment of the “fair value” of such shares in accordance with Wisconsin law instead of receiving the merger consideration payable in respect of such shares in the broadcast merger.

In order to preserve any dissenters’ rights that a Journal class B shareholder may have, in addition to otherwise complying with the applicable provisions of Wisconsin law, such shareholder must have given Journal notice of his, her or its intent to demand payment of the fair value of the shares if the transactions are consummated and must demand payment in writing after receiving from Journal a notice specifying the procedure for demanding payment. For additional information on dissenters’ rights, see “Dissenters’ Rights” beginning on page ___.

Q: What are the material U.S. federal income tax consequences of the transactions to holders of Scripps common shares and Journal common stock?

A: Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Transactions,” for U.S. federal income tax purposes, (i) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Scripps common shares as a result of the Scripps newspaper contribution, Scripps newspaper spin-off, Scripps newspaper merger, or broadcast merger, except with respect to any cash received by Scripps shareholders in lieu of fractional shares of Journal Media Group, and (ii) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Journal common stock as a result of the Journal newspaper contribution, Journal newspaper spin-off, Journal newspaper merger, or broadcast merger, except with respect to any cash received by (a) Journal shareholders in lieu of fractional shares of Journal Media Group or Scripps or (b) holders of Journal class B common stock in connection with the exercise of dissenters’ rights. The treatment of any cash received by a U.S. Holder of Scripps common shares or Journal common stock is discussed in “Material U.S. Federal Income Tax Consequences of the Transactions.” The cash received by a Scripps shareholder in the Scripps special dividend with respect to a Scripps common share generally will be treated in the following manner:

•
first as a taxable dividend to the extent of the pro rata share of Scripps’ current and accumulated earnings and profits that is allocable to the Scripps common share, if any (as of September 30, 2014, Scripps had no current or accumulated earnings and profits, and Scripps is excepted not to have any current or accumulated earnings or profits for the taxable year in which the distribution is made);

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the Scripps share; and

•	thereafter as capital gain with respect to any remaining value.

The obligation of Scripps to complete the transaction is conditioned upon the receipt by Scripps of an opinion from Baker & Hostetler LLP, counsel to Scripps, to the effect that for U.S. federal income tax purposes (i) the SMI newspaper contribution and the SMI newspaper distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) the SMI newspaper distribution will qualify as a distribution described in Section 355 of the Code; (iii) with respect to the SMI newspaper distribution, the Scripps Spinco common stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (iv) the Scripps newspaper contribution and the Scripps newspaper spin-off will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (v) the Scripps newspaper spin-off will qualify as a distribution described in Section 355 of the Code; (vi) with respect to the Scripps newspaper spin-off, the Scripps Spinco common stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (vii) the exchange of Scripps Spinco common stock for Journal Media Group common stock pursuant to the Scripps newspaper merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (viii) the broadcast merger will qualify as a reorganization described in Section 368(a) of the Code.

The obligation of Journal to complete the transactions is conditioned upon the receipt by Journal of an opinion from Foley & Lardner LLP, counsel to Journal, to the effect that for U.S. federal income tax purposes (i) the Journal newspaper contribution and the Journal newspaper spin-off will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (ii) the Journal newspaper spin-off will qualify as a distribution described in Section 355 of the Code; (iii) the exchange of Journal Spinco common stock for Journal Media Group common stock pursuant to the Journal newspaper merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (iv) the broadcast merger will qualify as a reorganization described in Section 368(a) of the Code. As a result of the application of Section 355(e), at the corporate level Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares.

For a more detailed summary of the material U.S. federal income tax consequences of the mergers and for definitions of certain terms used above, see “Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page __.

Q: Who will serve as the exchange agent?

A: Computershare. As exchange agent, it will (i) credit to Scripps and Journal shareholders their shares in Journal Media Group in connection with the newspaper spin-offs and the newspaper mergers; (ii) credit to Journal shareholders who hold their shares in book-entry form their Scripps class A common shares to which they are entitled in connection with the broadcast merger; and (iii) credit to Journal shareholders who hold their shares of Journal class A common stock in certificated form Scripps class A common shares in book-entry form to which they are entitled in connection with the broadcast merger upon submission of properly completed letters of transmittal and certificates for Journal class A common stock.

Q: Whom should I contact if I have any questions about voting?

A: If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, the contacts are as follows:

If you are a Journal shareholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for Journal, at 105 Madison Avenue, New York, New York 10016, (212) ________ or by email at _______________________. Banks and brokerage firms should contact _____________________ at ______________ or by email at _______________________.

If you are a Scripps shareholder, you should contact Julie McGehee at Scripps, at (513) 977-3000 or by email at julie.mcgehee@scripps.com with any questions.

SUMMARY

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the documents incorporated by reference into this joint proxy statement/prospectus. Page references have been included in this summary to direct you to a more complete description of the topics summarized below. See “Where You Can Find More Information” beginning on page ___.

References to “Scripps” are references to The E. W. Scripps Company. References to “Journal” are references to Journal Communications, Inc. References to “we” or “our” and other first person references in this joint proxy statement/prospectus refer to Scripps or Journal, as the case may be, before completion of the transactions. References to the “transactions,” unless the context requires otherwise, mean the transactions contemplated by the master agreement, taken as a whole.

Terminology

In this proxy statement/prospectus, we refer to the:

•	contribution by Journal to Journal Spinco of $10.0 million in cash prior to the Journal newspaper spin-off as the “Journal cash contribution”;

•	contribution by Scripps Media to Scripps Spinco of all of the issued and outstanding membership interests of Scripps Newspapers LLC as the “SMI newspaper contribution”;

•	distribution by Scripps Media to Scripps of all of the issued and outstanding common stock of Scripps Spinco as the “SMI newspaper distribution”;

•	contribution by Scripps to Scripps Spinco of Scripps newspaper assets and the assumption by Scripps Spinco of the Scripps newspaper liabilities as the “Scripps newspaper contribution”;

•
contribution by Journal to Journal Spinco of the Journal cash contribution and all of the issued and outstanding shares of capital stock of each of Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. as the “Journal newspaper contribution”;

•	distribution of the stock of Scripps Spinco (as defined below in “Parties to the Transactions”), as the “Scripps newspaper spin-off”;

•	distribution of the stock of Journal Spinco (as defined below in “Parties to the Transactions”), as the “Journal newspaper spin-off”;

•	the Scripps newspaper spin-off and the Journal newspaper spin-off together, as the “newspaper spin-offs”;

•	the merger of Scripps Spinco with a wholly owned subsidiary of Journal Media Group, as the “Scripps newspaper merger”;

•	the merger of Journal Spinco with a wholly owned subsidiary of Journal Media Group, as the “Journal newspaper merger”;

•	the Scripps newspaper merger and the Journal newspaper merger together, as the “newspaper mergers”;

•	the merger of Journal into a wholly owned subsidiary of Scripps, as the “broadcast merger”; and

•	the aggregate $60.0 million dividend to be paid by Scripps to its shareholders immediately prior to completion of the broadcast merger, as the “Scripps special dividend.”

Parties to the Transactions

The E. W. Scripps Company. The E.W. Scripps Company, headquartered in Cincinnati, Ohio, serves audiences and businesses through a portfolio of television, print and digital media brands. Scripps owns 21 local television stations as well as daily newspapers in 13 markets across the United States. It also runs an expanding collection of local and national digital journalism and information businesses. Following completion of the transactions, Scripps will own and operate television and radio stations serving twenty-seven markets and reaching 18% of U.S. television households, making it the fifth largest independent television group in the country.

Scripps class A common shares are traded on the NYSE under the trading symbol “SSP.” Scripps’ principal executive office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Additional information about Scripps and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page ___.

Journal Communications, Inc. Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, newspaper publishing and digital media. Journal owns and operates or provides services to 14 television stations and 35 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin.

Journal class A common stock is traded on the NYSE under the symbol “JRN.” Journal’s headquarters are located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Additional information about Journal and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page ___.

Journal Media Group. Incorporated originally as Boat NP Newco, Inc., Journal Media Group is a Wisconsin corporation currently owned equally by Scripps and Journal. Journal Media Group has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Media Group will be the parent company of Scripps Spinco, which will operate what is now the Scripps newspaper business, and Journal Spinco, which will operate what is now the Journal newspaper business. Scripps shareholders will hold 59%, and Journal shareholders 41%, of the outstanding capital stock of Journal Media Group at the completion of the transactions. The common stock of Journal Media Group is expected to be listed for trading on the NYSE under the symbol “JMG.” Journal Media Group’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Scripps Media, Inc. Scripps Media, Inc., which we sometimes refer to as “Scripps Media,” is a Delaware corporation and a direct, wholly owned subsidiary of Scripps. Scripps Media owns and operates all of our broadcast television stations and all but two of our newspapers. The newspapers that are not operated by Scripps Media are owned by subsidiaries that are majority owned by Scripps. Following the completion of the transactions, Scripps Media will continue to be a direct, wholly owned subsidiary of Scripps and will continue to own the broadcast television stations that it currently owns. Scripps Media’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Desk Spinco, Inc. Desk Spinco, Inc., which we sometimes refer to as “Scripps Spinco” is a Wisconsin corporation and a direct, wholly owned subsidiary of Scripps Media. Scripps Spinco has been formed solely to effect the spin-off of the newspaper business of Scripps and facilitate the subsequent combination of the newspaper businesses of Scripps and Journal. Scripps Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Spinco will be a direct, wholly owned subsidiary of Journal Media Group owning and operating what is now the Scripps newspaper business. Scripps Spinco’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Scripps NP Operating, LLC. Scripps NP Operating, LLC, a Wisconsin limited liability company (formerly known as Desk NP Operating, LLC), which we sometimes refer to as “Scripps Newspapers LLC,” is a wholly owned subsidiary of Scripps Media. Scripps Newspapers LLC was formed solely to facilitate the spin-off of the Scripps newspaper business. Following the completion of the transactions, Scripps Newspapers LLC will continue to be a direct, wholly owned subsidiary of Scripps Spinco. Scripps Newspapers LLC has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Scripps Newspapers LLC’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Desk BC Merger, LLC. Desk BC Merger, LLC, which we sometimes refer to as “Scripps Broadcast Merger Sub,” is a Wisconsin limited liability company and wholly owned subsidiary of Scripps. Scripps Broadcast Merger Sub was formed solely to effect the combination of the broadcast businesses of Scripps and Journal through the merger of Journal into Scripps

Broadcast Merger Sub following the spin-offs and combination of the newspaper businesses of Scripps and Journal. Scripps Broadcast Merger Sub has not carried out any activities to date, except activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Broadcast Merger Sub will be a direct, wholly owned subsidiary of Scripps owning and operating what is now the Journal broadcast business. Scripps Broadcast Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat Spinco, Inc. Boat Spinco, Inc., which we sometimes refer to as “Journal Spinco,” is a Wisconsin corporation that is a direct, wholly owned subsidiary of Journal. Journal Spinco has been formed to effect the spin-off of Journal’s newspaper business and facilitate the subsequent combination of the Scripps and Journal newspaper businesses. Journal Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Spinco will be a direct, wholly owned subsidiary of Journal Media Group and will operate what is now the Journal newspaper business. Journal Spinco’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Desk NP Merger Co. Desk NP Merger Co., which we sometimes refer to as “Scripps Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Scripps Newspaper Merger Sub was formed solely to effect the combination of the Scripps and Journal newspaper businesses. Scripps Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Newspaper Merger Sub will cease to exist. Scripps Newspaper Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat NP Merger Co. Boat NP Merger Co., which we sometimes refer to as “Journal Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Journal Newspaper Merger Sub was formed solely to effect the combination of the Scripps and Journal newspaper businesses. Journal Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Newspaper Merger Sub will cease to exist. Journal Newspaper Merger Sub’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

The Transactions (Page ____)

On July 30, 2014, Scripps and Journal entered into the master agreement with Scripps Media, Inc., Desk Spinco, Inc., Scripps NP Operating, LLC, Desk BC Merger, LLC, Boat Spinco, Inc., Boat NP Newco, Inc., Desk NP Merger Co., and Boat NP Merger Co.

Newspaper Mergers. Following certain internal contributions and distributions by Scripps and Journal, which are discussed in more detail in this joint proxy statement/prospectus at “The Master Transaction Agreement - Scripps Internal Transactions" and "- Journal Internal Transactions” at page ____, and which are illustrated in detail in Annex C to this joint proxy statement/prospectus, Scripps will spin-off Scripps Spinco to its shareholders, and Journal will spin-off Journal Spinco to its shareholders. Pursuant to the master agreement, the shares of Scripps Spinco and Journal Spinco will not be distributed to Scripps shareholders or Journal shareholders, but will be held by the exchange agent for the benefit of Scripps and Journal shareholders until those shares are exchanged for shares of common stock of Journal Media Group in connection with the newspaper mergers. In the Scripps newspaper merger, each share of common stock of Scripps Spinco will automatically be converted into 0.2500 shares of common stock of Journal Media Group. In the Journal newspaper merger, each share of Journal Spinco common stock will be converted into 0.1950 shares of common stock of Journal Media Group.

Each share of Journal Media Group stock will be issued in accordance with, and subject to the rights and obligations set forth in the articles of incorporation of Journal Media Group. For a comparison of the rights and privileges of a holder of stock of Journal Media Group to the rights and privileges of a holder of Scripps class A common shares or common voting shares and a holder of Journal class A or class B common stock, please see “Comparison of Shareholder Rights” beginning on page ____.

Upon completion of the newspaper mergers, Journal Media Group common stock is expected to be listed for trading on the NYSE under ticker symbol, “JMG.” The former Scripps shareholders will hold approximately 59%, and the former Journal shareholders will hold approximately 41%, of the outstanding common stock of Journal Media Group, calculated on a fully-diluted basis, immediately following the newspaper mergers. The structure of the newspaper spin-offs and the newspaper mergers is depicted below.

Pre-Spin Structure

Spin-Offs of Scripps Spinco and Journal Spinco

Mergers of Scripps Spinco and Journal Spinco
Structure Following Newspaper Mergers

Broadcast Transaction. In the broadcast merger, each share of class A and class B common stock of Journal will automatically be converted into 0.5176 class A common shares of Scripps. Each class A common share of Scripps will be issued to Journal shareholders in accordance with, and subject to the rights and obligations set forth in, the articles of incorporation of Scripps. For a comparison of the rights and privileges of a holder of Scripps class A common shares to the rights and privileges of a holder of class A and class B common stock of Journal or Scripps common voting shares, please see “Comparison of Shareholder Rights” beginning on page ____. The structure of the broadcast merger is depicted below.

Merger of Journal into a Scripps Subsidiary

Scripps Structure Following Broadcast Merger

Scripps’ Reasons for the Transactions and Recommendation of Scripps’ Board of Directors (Page ___)

Scripps’ Board of Directors has determined that the transactions contemplated by the master agreement are advisable, fair to and in the best interests of Scripps and its shareholders, and has unanimously approved the master agreement and related agreements. The Scripps Board of Directors considered many factors in making its determination. For a discussion of these factors, see “The Transactions - Scripps’ Reasons for the Transactions and Recommendation of Scripps’ Board of Directors” beginning on page _____. The Scripps Board of Directors unanimously recommends that holders of common voting shares vote “FOR” the Scripps amendment proposal and “FOR” the Scripps share issuance proposal.

Journal’s Reasons for the Transactions and Recommendation of Journal’s Board of Directors (Page ___)

Journal’s Board of Directors has determined that the transactions contemplated by the master agreement are advisable, fair to and in the best interests of Journal and its shareholders, and has unanimously approved the master agreement and related agreements. The Journal Board of Directors considered many factors in making its determination. For a discussion of these factors, see “The Transactions - Journal’s Reasons for the Transactions and Recommendation of Journal’s Board of Directors” beginning on page _____. The Journal Board of Directors unanimously recommends that holders of Journal class A common stock and Journal class B common stock vote “FOR” the Journal spin-off proposal, “FOR” the Journal merger proposal, “FOR” the Journal compensation proposal and "FOR" the Journal adjournment proposal.

Opinions of Scripps’ Financial Advisor (Page ___)

On July 30, 2014, Wells Fargo Securities, LLC, which we refer to as “Wells Fargo Securities”, delivered written opinions to the Board of Directors of Scripps to the effect that, as of July 30, 2014, and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with the opinions, the experience of its investment bankers and other factors it deemed relevant, (i) the broadcast exchange ratio pursuant to the master agreement was fair, from a financial point of view, to Scripps and (ii) the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement was fair, from a financial point of view, to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off.
The full text of the written opinions of Wells Fargo Securities sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with such opinions. The written opinions are attached as Annex D to this joint proxy statement/prospectus and are incorporated by reference in their entirety into this joint proxy statement/prospectus. Wells Fargo Securities provided its opinions for the information and use of the Board of Directors of Scripps in connection with its evaluation of the transactions. Wells Fargo Securities’ opinions only address the fairness, from a financial point of view, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement, in each case, to the extent expressly specified in its opinions, and does not address any other terms or aspects of the transactions. Wells Fargo Securities’ opinions do not address the merits of the underlying decision by Scripps to enter into the master agreement or the relative merits of the transactions or contemplated financings compared with other business strategies or transactions available or that have been or might be considered by the management or the Board of Directors of Scripps or in which Scripps might engage. Wells Fargo Securities’ opinions did not and do not constitute a recommendation as to how any holder of Scripps common voting shares should vote with respect to the issuance of Scripps class A common shares in the broadcast merger pursuant to the transactions and the master agreement or any other matter. You are encouraged to read the opinions in their entirety, which are attached to this joint proxy statement/prospectus as Annex D, and the description thereof in the section titled “The Transactions - Opinions of Scripps' Financial Advisor.”

Opinion of Journal’s Financial Advisor (Page ___)

In connection with the transactions, Journal’s financial advisor, Methuselah Advisors, which we refer to as “Methuselah,” delivered an opinion, dated July 30, 2014, to Journal’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger, viewed as a single integrated transaction, to holders of Journal common stock collectively as a group. The full text of Methuselah’s written opinion is attached to this joint proxy statement/prospectus as Annex E and sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Methuselah in connection with its opinion. Methuselah’s engagement and its opinion were for the benefit of Journal’s Board of Directors (in its capacity as such) and Methuselah’s opinion was rendered to Journal’s Board of Directors in connection with its evaluation of the newspaper mergers and the broadcast merger from a financial point of view and did not address any other aspects of the newspaper mergers or the broadcast merger. Methuselah’s opinion did not address the merits of the underlying decision of Journal to engage in the newspaper mergers, the broadcast merger or related transactions or alternative business strategies in which Journal might engage. Methuselah’s opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the newspaper mergers, the broadcast merger, any related transactions or any other matter.

Key Provisions of the Master Transaction Agreement (Page ___)

Conditions to the Closing of the Transactions. As more fully described in this joint proxy statement/prospectus and as set forth in the master agreement, the closing of the transactions depends on a number of conditions being satisfied or waived. These conditions include:

•	receipt of shareholder approval of the Scripps amendment proposal and the Scripps share issuance proposal;

•	receipt of shareholder approval of the Journal spin-off proposal and the Journal merger proposal;

•
the expiration of the waiting period, which we refer to as the “HSR waiting period,” under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” with respect to which the United States Federal Trade Commission provided notice of early termination of such waiting period on September 2, 2014;

•
the grant by the Federal Communications Commission, which we refer to as the “FCC,” of consent to the transfer of control to Scripps of broadcast licensee subsidiaries of Journal, which we refer to as the “FCC consent;”

•	receipt of consents to assignment for certain material contracts; and

•	receipt by each of Scripps and Journal of written opinions from its respective legal counsel with respect to certain federal income tax matters related to the transactions.

No Solicitation. As more fully described in this joint proxy statement/prospectus and as set forth in the master agreement, Scripps and Journal and their respective subsidiaries and representatives may not solicit competing acquisition proposals.

If, prior to the approval of the Journal spin-off proposal and Journal merger proposal by the Journal shareholders, Journal receives a bona fide unsolicited written acquisition proposal not resulting from a violation of the master agreement, and if the Board of Directors of Journal concludes in good faith that, (i) after consultation with outside legal counsel and a nationally recognized financial advisor that such proposal constitutes or is reasonably likely to result in a superior proposal for Journal and (ii) after consulting with its outside counsel, failing to take the following actions would be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties to Journal shareholders under applicable law, it may: (i) furnish information with respect to Journal and its subsidiaries to the person making such proposal and such person’s representatives and potential financing sources (subject to execution of a confidentiality agreement); and (ii) negotiate with such person regarding its proposal.

If, prior to approval of the Scripps amendment proposal and the Scripps share issuance proposal by the Scripps shareholders, Scripps receives a bona fide unsolicited written acquisition proposal not resulting from a violation of the master agreement, and if the Board of Directors of Scripps concludes in good faith that, (i) after consultation with outside legal counsel and a nationally recognized financial advisor that such proposal constitutes or is reasonably likely to result in a superior proposal for Scripps and (ii) after consulting with its outside counsel, failing to take the following actions would be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties to Scripps shareholders under applicable law, it may: (i) furnish information with respect to Scripps and its subsidiaries to the person making such proposal and such person’s representatives and potential financing sources (subject to execution of a confidentiality agreement); and (ii) negotiate with such person regarding its proposal.

Termination of the Master Transaction Agreement. The master agreement may be terminated at any time prior to the completion of the transactions by mutual written agreement of Scripps and Journal, or by either Scripps or Journal if (i) shareholders of either shall not have approved the proposals to be voted on at their special meetings; (ii) a court order has been issued permanently prohibiting the transactions; or (iii) the closing of the transactions does not occur on or before September 30, 2015, which we refer to as the “end date.” The end date may be extended to December 31, 2015, at the request of either Journal or Scripps if the only condition not satisfied is the termination of the HSR waiting period or the receipt of the FCC consent. Additionally, either Scripps or Journal may terminate the master agreement if the other breaches its obligation not to solicit competing acquisition proposals or changes its board recommendation in favor of or accepts a superior proposal.

Termination Fee. Scripps or Journal, as the case may be, will be required to pay the other a termination fee of approximately $15.8 million, plus expenses up to $7.5 million if (i) the other breaches its obligations not to solicit competing acquisition proposals or changes its board recommendation; (ii) shareholders of the other do not approve the transactions and within one year the other agrees to or completes a sale of its businesses to a third party whose acquisition proposal was pending at the time of the shareholder vote; or (iii) the other accepts or recommends to its shareholders a superior proposal. In certain circumstances, Scripps or Journal, as the case may be, must pay a termination fee equal only to expenses up to $7.5 million, including where shareholders do not approve the transactions at the time of their special meeting and no competing proposal was pending.

For more information about termination rights and fees, see “The Master Transaction Agreement,” beginning on page ___.

Amendment of Scripps Credit Facility and Termination of Journal Credit Facility (Page ___)

Scripps is a party to a $275 million revolving credit and term loan agreement, which we refer to as the “Scripps credit facility.” Journal is a party to a revolving credit and term loan agreement with an initial capacity of $350 million, which we refer to as the “Journal credit facility.”

Upon the closing of the transactions, Scripps expects the Scripps Credit Facility will be amended to (i) add incremental facilities consisting of a $25 million increase in the revolving facility (resulting in a revolving facility of $100 million after such increase) and a $200 million incremental term loan, (ii) allow Scripps to complete the transactions, and (iii) make covenant modifications favorable to Scripps. The incremental term loan will be used to pay off the obligations under the Journal credit facility, which will be terminated at the closing of the transactions.

Regulatory Approvals (Page ___)

The closing of the transactions is conditioned on the expiration of the HSR waiting period, and receipt of the FCC consent. For additional information relating to regulatory approvals, see “The Transactions - Regulatory Approvals” beginning on page ___, and “The Master Transaction Agreement - Other Covenants and Agreements - Efforts to Consummate the Transactions” beginning on page ___.

Material U.S. Federal Income Tax Consequences of the Transactions (Page ____)

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Transactions,” for U.S. federal income tax purposes, (i) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Transactions”) of Scripps common shares as a result of the Scripps newspaper contribution, Scripps newspaper spin-off, Scripps newspaper merger, or broadcast merger, except with respect to any cash received by Scripps shareholders in lieu of fractional shares of Journal Media Group, and (ii) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Journal common stock as a result of the Journal newspaper contribution, Journal newspaper spin-off, Journal newspaper merger, or broadcast merger, except with respect to any cash received by (a) Journal shareholders in lieu of fractional shares of Journal Media Group or Scripps and (b) holders of Journal class B common stock in connection with the exercise of dissenters’ rights.

A U.S. Holder of Scripps common shares or Journal common stock who receives cash in lieu of a fractional share will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Scripps common shares or Journal common stock, as relevant, exceeds one year.

A holder of Journal class B common stock who receives cash in connection with the exercise of dissenters’ rights will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in its class B common stock. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Journal class B common stock exceeds one year.

The cash received by a Scripps shareholder in the Scripps special dividend with respect to a Scripps common share generally will be treated in the following manner:

•
first as a taxable dividend to the extent of the pro rata share of Scripps’ current and accumulated earnings and profits that is allocable to the Scripps common share, if any (as of September 30, 2014, Scripps had no current or accumulated earnings and profits, and Scripps is excepted not to have any current or accumulated earnings or profits for the taxable year in which the distribution is made);

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the Scripps share; and

•	thereafter as capital gain with respect to any remaining value.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Transactions,” no gain or loss will be recognized by, or includible in the income of, Scripps or Scripps Spinco as a result of the Scripps newspaper contribution, Scripps newspaper spin-off, Scripps newspaper merger, or broadcast merger. No gain or loss will be recognized by, or includible in the income of, Journal or Journal Spinco as a result of the Journal newspaper contribution, Journal newspaper merger, or broadcast merger. As a result of the application of Section 355(e), in the Journal newspaper spin-off, at the corporate level, Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares.

Officers and Directors of Journal Media Group and Scripps after the Transactions (Page ___)

Upon the closing of the transactions:

•
the Board of Directors of Journal Media Group is expected to consist of seven members including Mary Ellen Stanek and Jonathan Newcomb, each of whom are current non-employee independent directors of Journal, and Stuart Aitken, a new independent director;

•	Steven J. Smith, currently Chairman and CEO of Journal, will become the non-executive Chairman of the Board of Directors of Journal Media Group;

•
Timothy E. Stautberg, currently Senior Vice President, Newspapers of Scripps, will become the President and Chief Executive Officer of Journal Media Group and a member of the Board of Directors of Journal Media Group;

•	Jason R. Graham, currently Senior Vice President of Finance and Chief Financial Officer of Journal, will become Senior Vice President, Chief Financial Officer and Treasurer of Journal Media Group;

•
Elizabeth F. Brenner, currently Chief Operating Officer of Journal Publishing Group and an Executive Vice President of Journal, will become Vice President, Regional Publisher of Journal Media Group and President and Publisher of the Milwaukee Journal Sentinel; and

•	Marty V. Ozolins, currently Vice President and Corporate Controller of Journal, will become Vice President and Controller of Journal Media Group.

For a further description of the governance of Journal Media Group following the closing of the transactions, see “Description of Capital Stock of Journal Media Group” beginning on page ___, “Comparison of Shareholders Rights” beginning on page ___ and “The Master Transaction Agreement - Directors and Officers of Journal Media Group" beginning on page ___.

Upon the closing of the transactions, the officers and directors of Scripps will continue in their current positions, with the exception of Mr. Stautberg, and no officer or director of Scripps or member of the Scripps family will be an officer or director of Journal Media Group.

Interests of Scripps’ Directors and Officers in the Transactions (Page __)

Scripps shareholders should be aware that the directors and executive officers of Scripps, including Timothy E. Stautberg, may have interests in the transactions that are different from, or are in addition to, the interests of Scripps shareholders generally. Mr. Stautberg is Scripps’ Senior Vice President, Newspapers and will become the President and Chief Executive Officer of Journal Media Group and a member of the Board of Directors of Journal Media Group following completion of the transactions. For a description of the treatment of equity compensation held by directors and executive officers of Scripps in the transactions, see “The Master Transaction Agreement - Treatment of Stock Options and Other Stock-Based Awards” beginning on page ____. For additional information on the interests of Scripps’ directors and executive officers in the transactions, see “The Transactions - Interests of Scripps’ Directors and Officers in the Transactions” beginning on page ___. The Scripps Board of Directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that Scripps shareholders vote for the Scripps amendment proposal and the Scripps share issuance proposal.

Interests of Journal’s Directors and Officers in the Transactions (Page ___)

Journal shareholders should be aware that some of the directors and executive officers of Journal and Steven J. Smith, as both an executive officer and director of Journal, may have interests in the transactions that are different from, or are in addition to, the interests of Journal shareholders generally. These interests include designation as a director or executive officer of Journal Media Group following the completion of the transactions, and, in the case of certain executive officers, eligibility for certain severance or “change in control” payments. In addition, some of the non-employee independent directors of Journal may have an interest in designation or potential designation as directors of Journal Media Group. For a description of the treatment of equity awards held by directors and executive officers of Journal in the transactions, see “The Master Transaction Agreement - Treatment of Stock Options and Other Stock-Based Awards” beginning on page ___. For additional information on the interests of Journal’s directors and officers in the transactions, see “The Transactions - Interests of Journal’s Directors and Officers in the Transactions.” The Journal Board of Directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that Journal shareholders vote for the Journal spin-off proposal and the Journal merger proposal.

Voting by Scripps’ Directors and Executive Officers (Page __)

As of ________________, certain directors of Scripps beneficially owned, in the aggregate, _________ common voting shares, representing approximately ____% of the outstanding common voting shares. No other director or any officer of Scripps owns any common voting shares. For additional information regarding the votes required to approve the proposals to be voted on at the Scripps special meeting, see “The Scripps Special Meeting - Vote Required” beginning on page __. These directors have informed Scripps that they currently intend to vote all of their common voting shares “FOR” the Scripps amendment proposal and “FOR” the Scripps share issuance proposal.

Voting by Journal’s Directors and Executive Officers (Page __)

As of ________________, the directors and executive officers of Journal beneficially owned, in the aggregate, __________ shares (or approximately __%) of the Journal class A common stock and _________ shares (or approximately ____%) of the Journal class B common stock, representing approximately ___% of the voting power on all matters submitted to a vote of the holders of Journal class A and its class B common stock. For additional information regarding the vote required to approve the proposals to be voted on at the Journal special meeting, see “The Journal Special Meeting” beginning on page __. The directors and executive officers of Journal have informed Journal that they currently intend to vote all of their Journal class A common stock and Journal class B common stock “FOR” the Journal spin proposal, “FOR” the Journal merger proposal and "FOR" the Journal compensation proposal and "FOR" the Journal adjournment proposal.

Dissenters' Rights (Page ____)

Scripps. Scripps shareholders will not have dissenters' rights with respect to the transactions.

Journal. Holders of Journal class B common stock have dissenters' rights with respect to the broadcast merger. Holders of Journal class A common stock do not have any dissenters' rights with respect to the transactions.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION OF SCRIPPS AND JOURNAL

We are providing the following summary selected financial data of Scripps and Journal as well as pro forma financial data of Scripps to help you in your analysis of the financial aspects of the transactions. We derived this information from the audited and unaudited financial statements of Scripps and Journal and from the condensed combined pro forma financial statements of Scripps included elsewhere in this joint proxy statement/prospectus. You should read this information in conjunction with the other financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this joint proxy statement/prospectus. See also "Unaudited Pro Forma Condensed Combined Financial Information" and "Index to Newspaper Carve-Out Financial Statements."

THE E.W. SCRIPPS COMPANY
SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected consolidated financial data for Scripps for each of the five years in the period ended December 31, 2013. The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from consolidated financial statements of Scripps, audited by Deloitte & Touche LLP, an independent registered public accounting firm, included in the Scripps Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus.

The selected financial data for Scripps as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013, are derived from Scripps' unaudited interim condensed financial statements contained in its Quarterly Report on Form 10-Q for the period ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data for Scripps as of September 30, 2013 is derived from unaudited financial statements of Scripps not incorporated by reference into this joint proxy statement/prospectus.

The financial statement data as of and for the years ended December 31, 2010 and 2009 are derived from the audited financial statements of Scripps previously filed by Scripps with the SEC.

The financial data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Scripps and the related notes contained in Scripps’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus, Scripps’ Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus, and within the annual reports and the other information that Scripps has previously filed with the SEC. See "Where You Can Find More Information."

	Nine Months Ended September 30,
(in millions, except per share data)	2014 (1)	2013 (1)

Summary of Operations
Operating revenues:
Television	$339	$308
Newspapers	275	281
Syndication and other	9	7
Total operating revenues	$623	$596

Segment profit (loss):
Television	$79	$66
Newspapers	15	15
Syndication and other	(1)	—
Shared services and corporate	(39)	(38)
Depreciation and amortization of intangibles	(37)	(36)
Gains (losses), net on disposals of property, plant and equipment	3	—
Defined benefit pension plan expense	(9)	(7)
Acquisition and related integration costs	(9)	—
Separation and restructuring costs	—	(4)
Interest expense	(6)	(8)
Miscellaneous, net	(1)	(4)
Benefit for income taxes	—	7
Loss from continuing operations	$(5)	$(8)

Per Share Data
Loss from continuing operations - diluted	$(0.09)	$(0.15)
Cash dividends	$—	$—

Balance Sheet Data
Total assets	$978	$964
Long-term debt (including current portion)	199	184
Equity	537	505

Certain totals may not foot since each amount is rounded independently.
Notes to Selected Financial Data
Operating revenues and segment profit (loss) represent the revenues and the profitability measures used to evaluate the operating performance of our business segments in accordance with GAAP.

(1)	On June 16, 2014, we acquired the two television stations group owned by Granite Broadcasting Corporation. Operating results are included for period after the acquisition.

	For the years ended December 31,
(in millions, except per share data)	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)

Summary of Operations (3)
Operating revenues:
Television	$423	$494	$301	$321	$255
Newspapers	385	399	414	435	455
Syndication and other	10	10	14	21	22
Total operating revenues	$817	$903	$729	$777	$732

Segment profit (loss):
Television	$100	$160	$52	$77	$26
Newspapers	28	28	26	56	62
Syndication and other	—	—	(1)	(2)	—
Shared services and corporate	(53)	(40)	(30)	(33)	(26)
Depreciation and amortization of intangibles	(48)	(49)	(40)	(45)	(44)
Impairment of goodwill, indefinite and long-lived assets (2)	—	—	(9)	—	(216)
(Losses) gains, net on disposals of property, plant and equipment	—	—	—	(1)	—
Defined benefit pension plan expense	(9)	(9)	(8)	(7)	(21)
Acquisition and related integration costs (2)	—	(6)	(3)	—	—
Separation and restructuring costs	(5)	(9)	(10)	(13)	(10)
Interest expense	(10)	(12)	(2)	(4)	(3)
Miscellaneous, net (2)	(12)	(5)	(1)	2	1
Benefit (provision) for income taxes	8	(17)	10	(1)	32
(Loss) income from continuing operations	$(1)	$40	$(16)	$29	$(199)

Per Share Data
(Loss) income from continuing operations - diluted	$(0.01)	$0.69	$(0.27)	$0.45	$(3.69)
Cash dividends	$—	$—	$—	$—	$—

Balance Sheet Data
Total assets	$966	$1,031	$971	$828	$786
Long-term debt (including current portion)	200	196	212	—	36
Equity	548	540	517	592	433
Certain totals may not foot since each amount is rounded independently.

Notes to Selected Financial Data
Operating revenues and segment profit (loss) represent the revenues and the profitability measures used to evaluate the operating performance of our business segments in accordance with GAAP.

(1)	On December 30, 2011, we acquired the television station group owned by McGraw-Hill Broadcasting, Inc. Operating results are included for periods after the acquisition.

(2)
2013 — A $4.5 million non-cash loss was recorded on disposition of certain investments and to reduce the carrying value of certain investments. A $4.6 million non-cash charge was recorded to write-off unamortized deferred loan fees and costs as a result of the debt refinance in the fourth quarter.

2012 — A $6 million non-cash charge was incurred to terminate the McGraw-Hill stations' national representation agreement.

2011 — A $9 million non-cash charge was recorded to reduce the carrying value of long-lived assets at four of our newspapers.

2009 — A $216 million non-cash charge was recorded to reduce the carrying value of our television segment’s goodwill and indefinite-lived assets.

(3)	The five-year summary of operations excludes the operating results of the following entities and the gains (losses) on their divestiture as they are accounted for as discontinued operations:

2010 — Completed the sale of United Feature Syndicate, Inc. character licensing business for $175 million in cash. We recorded a $162 million pre-tax gain which is included in discontinued operations.

2009 — Closed the Rocky Mountain News in 2009. Under the terms of an agreement with MediaNews Group (MNG), we transferred our interests in the Denver JOA to MNG in the third quarter of 2009. We recorded no gain or loss on the transfer of our interest in the Denver JOA to MNG.

JOURNAL COMMUNICATIONS, INC.
SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected consolidated financial data for Journal for each of the five years in the period ended December 29, 2013. The selected financial data as of December 29, 2013 and December 30, 2012 and for the years ended December 29, 2013, December 30, 2012 and December 25, 2011 are derived from consolidated financial statements of Journal, audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, included in Journal’s Current Report on Form 8-K filed with the SEC on October 24, 2014, which is incorporated by reference into this joint proxy statement/prospectus.

The selected financial data as of and for the three quarters ended September 28, 2014 are derived from unaudited interim consolidated financial statements of Journal included in Journal's Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus.
The financial statement data as of December 25, 2011, December 26, 2010 and December 27, 2009 and for the years ended December 26, 2010, and December, 27, 2009 are derived from the financial statements of Journal previously filed by Journal with the SEC, and the financial statement data as of September 29, 2013 are derived from unaudited interim consolidated financial statements of Journal previously filed by Journal with the SEC.
The financial data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Journal and the related notes contained in Journal’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus and Journal’s Current Report on Form 8-K filed with the SEC on October 24, 2014, which is incorporated by reference into this joint proxy statement/prospectus, and within the annual reports and the other information that Journal has previously filed with the SEC. See "Where You Can Find More Information."

	Three Quarters Ended
	September 28,	September 29,
(in thousands, except per share data)	2014	2013

Summary of Operations
Operating revenues:
Total operating revenues	$306,449	$289,901
Operating costs and expenses	262,878	258,509
Operating earnings	43,571	31,392
Total other income and (expense)	(4,656)	(6,117)
Earnings from continuing operations before income taxes	38,915	25,275
Provision for income taxes	15,259	10,104
Earnings from continuing operations	$23,656	$15,171

Per Share Data
Class A and B earnings from continuing operations - diluted	$0.59	$0.30

Cash dividends
Class A	$—	$—
Class B	$—	$—

Segment Data
Revenue
Television	$140,868	$121,478
Radio	57,021	56,288
Publishing	108,920	112,717
Corporate	(360)	(582)
Total Segment Data	$306,449	$289,901

Operating earnings (loss)
Television	$36,010	$20,501
Radio	10,246	9,736
Publishing	5,823	7,141
Corporate	(8,508)	(5,986)
Total Segment Data	$43,571	$31,392

Balance Sheet Data
Total assets	$569,172	$608,511
Long-term debt (including current portion)	143,789	221,095
Equity	282,045	223,546

(in thousands, except per share data)	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)

Summary of Operations
Operating revenues:
Revenue	$397,267	$393,118	$351,452	$370,942	$360,079
Operating costs and expenses	345,951	332,771	311,175	318,726	329,837
Broadcast license impairment	—	1,616	735	—	18,953
Operating earnings	51,316	58,731	39,542	52,216	11,289
Total other income and (expense)	(7,894)	(4,461)	(3,525)	(3,281)	(2,803)
Earnings from continuing operations before income taxes	43,422	54,270	36,017	48,935	8,486
Provision for income taxes	17,172	21,688	14,304	18,730	2,565
Earnings from continuing operations	$26,250	$32,582	$21,713	$30,205	$5,921

Per Share Data
Class A and B Income from continuing operations - diluted	$0.52	$0.60	$0.36	$0.52	$0.05

Cash dividends
Class A	$—	$—	$—	$—	$0.02
Class B	$—	$—	$—	$—	$0.02
Class C	$—	$0.35	$0.57	$0.57	$0.57

Segment Data
Revenue
Television	$166,616	$152,444	$110,372	$119,265	$99,955
Radio	76,816	76,259	70,367	69,283	66,081
Publishing	154,558	164,947	170,976	182,799	194,196
Corporate	(723)	(532)	(263)	(405)	(153)
Total Segment Data	$397,267	$393,118	$351,452	$370,942	$360,079

Operating earnings (loss)
Television	$31,395	$41,005	$15,708	$28,239	$(6,011)
Radio	14,017	13,962	15,053	14,512	10,730
Publishing	13,778	11,622	15,901	18,222	13,796
Corporate	(7,874)	(7,858)	(7,120)	(8,757)	(7,226)
Total Segment Data	$51,316	$58,731	$39,542	$52,216	$11,289

Balance Sheet Data
Total assets	$596,018	$625,803	$417,725	$431,770	$473,187
Long-term debt (including current portion)	208,229	246,030	41,305	74,570	151,375
Equity	250,087	205,501	206,188	208,927	171,075

Notes to Selected Financial Data

1.
On May 3, 2013, we completed the purchase of WNOX-FM in Knoxville, Tennessee. Effective January 1, 2014, we closed on the sale of Palm Springs, California stations KMIRTV and KPSE-LP, which are reported as discontinued operations in all years presented.

2.
On June 25, 2012, we completed the purchase of KHTT-FM and KBEZ-FM in Tulsa, Oklahoma. On October 22, 2012, we closed on the purchase of the remaining assets of WACY-TV in Appleton, Wisconsin. On December 3, 2012, we completed the sale of WKTI-AM in Knoxville, Tennessee. On December 3, 2012, we completed the sale of Hodag Buyers’ Guide, North Star Journal, Merrill Foto News, Wausau Buyers’ Guide, Stevens Point Buyers’ Guide, Wood County Buyers’ Guide, Waupaca Buyers’ Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers’ Guide, New London Buyers’ Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com and a single copy distribution network based in Rhinelander, WI. On December 6, 2012, we completed the acquisition of NewsChannel 5 Network, LLC in Nashville, Tennessee.

3.
In June 2011, we completed the sale of Pelican Press and Pelican Press Marketplace businesses, which operated in Sarasota, Florida. In August 2011, we completed the sale of the remaining Florida-based community publications businesses, including Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register and Car Connection.

4.	On April 23, 2009, we completed the purchase of CW affiliate, KNIN-TV, in Boise, Idaho. On September 25, 2009, we completed the sale of KGEM-AM and KCID-AM in Boise, Idaho.

5.	Minimum unpaid and undeclared dividend of $0.35 per share was accrued for part of 2012.

6.	Minimum unpaid and undeclared dividend of $0.57 per share was accrued for 2011 and 2010.

7.	The first quarter 2009 dividend of $0.142 per share was paid. Minimum unpaid and undeclared dividend of $0.428 per share was accrued but not paid for the remaining three quarters of 2009.

THE E.W. SCRIPPS COMPANY
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 16, 2014, Scripps acquired two television stations owned by Granite Broadcasting Corporation for $110 million in cash ("the Granite Acquisition."). The Scripps statement of operations for the nine months ended September 30, 2014, includes the results of the Granite Acquisition for the period from June 16, 2014 through September 30, 2014.

The unaudited pro forma condensed combined statement of operations that follows for the year ended December 31, 2013 has been derived from the historical consolidated financial statements of Scripps for the year ended December 31, 2013 which is incorporated by reference into this joint proxy statement/prospectus, the historical consolidated financial statements of Granite for the year ended December 31, 2013, which were previously filed by Scripps with the SEC, and the historical consolidated financial statements of Journal, included in Journal's Current Report on Form 8-K filed with the SEC on October 24, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information that follows as of and for the nine months ended September 30, 2014 has been derived from unaudited interim condensed combined financial statements of Scripps contained in Scripps' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus, and the unaudited interim consolidated financial statements of Journal included in Journal's Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the condensed combined statement of operations for the nine months ended September 30, 2014 have been prepared as though the Granite and Journal acquisitions occurred as of January 1, 2013. The unaudited pro forma condensed combined balance sheet information at September 30, 2014 has been prepared as if the Journal acquisition occurred as of September 30, 2014. The pro forma adjustments are based on available information and assumptions that management of Scripps believes are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual results of operations or the financial position of the combined company would be had the transaction occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that management of Scripps believes could have been achieved had the acquisitions been completed on the dates indicated.

The acquisition of Journal will be accounted for using the acquisition method of accounting in accordance with ASC 805. Scripps’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in this business combination and concluded, based on a consideration of the pertinent facts and circumstances, that Scripps will acquire Journal for financial accounting purposes. Accordingly, Scripps’s cost to acquire Journal has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Scripps’ acquisition of Journal will not be known until the date of closing of the transaction and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented. The actual amounts recorded as of the completion of the transactions may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

•
changes in Journal's net assets between the pro forma balance sheet date of September 30, 2014 and the closing of the transactions, which could impact the preliminary estimated purchase price or the preliminary estimated fair value as of the effective date of the transactions;

•	changes in the price of Scripps' class A common shares;

•	the value of the combined company at the effective date of the transactions; and

•	other changes in net assets that may have occurred prior to the completion of the transactions, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" beginning on page ____ and "Cautionary Note Regarding Forward Looking Statements" beginning on page ___. See also "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page ___.

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2014

(in thousands)	Scripps *	Journal *	Special Dividend	Pro Forma Adjustments	Scripps Pro Forma

Total current assets	$248,773	$63,500	$(60,000)	$14,490	$266,763

Total assets	763,605	475,010	(60,000)	299,361	1,477,976

Total current liabilities	86,550	96,388	—	(13,015)	169,923
Total long-term debt	196,500	136,133	—	72,505	405,138
Other liabilities (less current portion)	95,411	55,022	—	7,338	157,771

Total shareholders’ equity	385,144	187,467	(60,000)	232,533	745,144
* The information for Scripps and Journal represents pro forma financial information reflecting the respective newspaper business as discontinued operations.

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2013

	Granite Acquisition				Journal Broadcast Acquisition
(in thousands, except per share data)	Scripps *	Granite	Pro forma adjustments	Scripps pro forma	Journal *	Pro forma adjustments	Pro Forma Combined

Total operating revenues	$432,357	$31,019	$—	$463,376	$243,316	$—	$706,692
Total costs and expenses	405,223	19,200	—	424,423	196,364	—	620,787
Net depreciation, amortization, and losses (gains)	30,818	2,463	1,400	34,681	15,029	8,200	57,910
Operating (loss) income	(3,684)	9,356	(1,400)	4,272	31,923	(8,200)	27,995
Interest expense	(10,448)	—	—	(10,448)	(7,895)	(3,400)	(21,743)
Miscellaneous, net	(11,337)	60	—	(11,277)	—	—	(11,277)
(Loss) income from operations before income taxes	(25,469)	9,416	(1,400)	(17,453)	24,028	(11,600)	(5,025)
(Benefit) provision for income taxes	(13,246)	3,701	(600)	(10,145)	9,309	(4,400)	(5,236)
Net (loss) income	$(12,223)	$5,715	$(800)	$(7,308)	$14,719	$(7,200)	$211

Net (loss) income per basic share of common stock	$(0.22)						$0.00

Net (loss) income per diluted share of common stock	$(0.22)						$0.00

Weighted average shares outstanding
Basic	56,516						82,530
Diluted	56,516						83,850
* The information for Scripps and Journal represents historical financial information after reflecting the respective newspaper business as discontinued operations.

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Nine Months Ended September 30, 2014

	Granite Acquisition				Journal Broadcast Acquisition
(in thousands, except per share data)	Scripps *	Granite	Pro forma adjustments	Scripps pro forma	Journal *	Pro forma adjustments	Pro Forma Combined

Total operating revenues	$348,126	$14,239	$—	$362,365	$197,732	$—	$560,097
Total costs and expenses	329,788	10,306	—	340,094	152,704	—	492,798
Net depreciation, amortization, and losses (gains)	20,700	1,200	800	22,700	11,139	6,400	40,239
Operating (loss) income	(2,362)	2,733	(800)	(429)	33,889	(6,400)	27,060
Interest expense	(6,347)	—	—	(6,347)	(4,848)	(3,200)	(14,395)
Miscellaneous, net	(208)	—	—	(208)	—	—	(208)
(Loss) income from operations before income taxes	(8,917)	2,733	(800)	(6,984)	29,041	(9,600)	12,457
(Benefit) provision for income taxes	(2,606)	1,400	(300)	(1,506)	11,249	(3,600)	6,143
Net (loss) income	$(6,311)	$1,333	$(500)	$(5,478)	$17,792	$(6,000)	$6,314

Net (loss) income per share - basic	$(0.11)						$0.08

Net (loss) income per share - diluted	$(0.11)						$0.07

Weighted average shares outstanding
Basic	56,200						82,344
Diluted	56,200						83,407
* The information for Scripps and Journal represents pro forma financial information reflecting the respective newspaper business as discontinued operations.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE NEWSPAPER BUSINESSES

We are providing the following summary selected financial data of Scripps Newspapers and JRN Newspapers and pro forma financial data of Journal Media Group to help you in your analysis of the financial aspects of the transactions. We derived this information from the audited and unaudited financial statements of Scripps Newspapers and JRN Newspapers for the periods presented and the unaudited pro forma condensed combined financial statements of Journal Media Group included elsewhere in this joint proxy statement/prospectus. You should read this information in conjunction with the other financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Scripps Newspapers and JRN Newspapers included in this joint proxy statement/prospectus. See also "Unaudited Pro Forma Condensed Combined Financial Information" and "Index to Newspaper Carve-Out Financial Statements."

Summary Selected Financial Data of Scripps Newspapers

The following table sets forth the summary selected historical financial data of Scripps Newspapers. The following summary selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto of Scripps Newspapers, as well as other financial information related to Scripps Newspapers, each of which is included elsewhere in this joint proxy statement/prospectus. The following table sets forth summary selected financial data of Scripps Newspapers as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013. The financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from financial statements of Scripps Newspapers, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 have been derived from unaudited financial statements of Scripps Newspapers. The financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from unaudited financial statements of Scripps Newspapers. In the opinion of management of Scripps Newspapers, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

	Nine Months Ended September 30,		For the years ended December 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009

Summary of Operations
Total operating revenues	$275.2	$281.0	$384.2	$399.1	$414.7	$432.8	$454.0
(Loss) income from continuing operations, before provision for taxes	(23.2)	(19.5)	(18.9)	(11.7)	(24.2)	5.3	(17.7)
(Loss) income from continuing operations	(23.4)	(19.6)	(16.8)	(12.0)	(24.9)	5.3	(3.9)
Depreciation and amortization of intangibles	12.9	12.9	17.2	18.9	21.9	26.3	24.9

Balance Sheet Data
Total assets	233.1	251.7	256.3	271.6	290.9	321.9	353.8
Long-term debt (including current portion)	—	—	—	—	—	—	—
Notes to Selected Financial Data
The five-year financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Scripps Newspapers and the consolidated financial statements and notes thereto included elsewhere herein.

2011 — A $9 million non-cash charge was recorded to reduce the carrying value of long-lived assets at four of our newspapers.

Summary Selected Financial Data of JRN Newspapers

The following table sets forth the summary selected historical financial data of JRN Newspapers. The following summary selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto of JRN Newspapers, as well as other financial information related to JRN Newspapers, each of which is included elsewhere in this joint proxy statement/prospectus.

The following table sets forth summary selected financial data of JRN Newspapers as of December 29, 2013 and December 30, 2012 and for the fiscal years ended December 29, 2013, December 30, 2012, December 25, 2011, December 26, 2010 and December 27, 2009, as of September 28, 2014 and for the nine months ended September 28, 2014 and September 29, 2013. The financial data as of December 29, 2013 and December 30, 2012 and for the fiscal years ended December 29, 2013, December 30, 2012, December 25, 2011 have been derived from financial statements of JRN Newspapers, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The financial data as of September 28, 2014 and for the three quarters ended September 28, 2014 and September 29, 2013 have been derived from unaudited financial statements of JRN Newspapers. The financial data as of December 25, 2011, December 26, 2010 and December 27, 2009 and for the fiscal years ended December 26, 2010 and December 27, 2009 have been derived from unaudited financial statements of JRN Newspapers. In the opinion of management of JRN Newspapers, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

	Sept. 28,	Sept. 29,
(in millions)	2014	2013	2013	2012	2011	2010	2009

Summary of Operations
Total operating revenues	$108.9	$111.8	$153.3	$163.8	$167.2	$176.2	$187.4
Income from continuing operations, before provision for taxes	5.1	4.4	10.3	9.1	12.2	12.8	11.0
Income from continuing operations	3.1	2.6	6.1	5.6	7.6	8.1	6.7
Depreciation and amortization of intangibles	5.0	5.3	7.1	9.2	10.4	11.4	12.2

Balance Sheet Data
Total assets	95.7	101.1	103.2	112.8	119.5	130.1	146.3
Long-term debt (including current portion)	7.6	9.0	13.0	17.1	13.8	19.1	13.7
Notes to Selected Financial Data
The five-year financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of JRN Newspapers and the combined financial statements and notes thereto included elsewhere herein.

Summary Selected Unaudited Pro Forma Condensed Financial Data of Journal Media Group

The unaudited pro forma condensed combined financial information of Journal Media Group is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2010 and (2) the unaudited combined statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014, gives effect to the transactions as if they occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if they had occurred on September 30, 2014.

The newspaper transactions will be accounted for using the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps Newspapers treated as the accounting acquiror. Under the acquisition method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of JRN Newspapers. We expect to complete at a later date appraisals of JRN Newspapers assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon these appraisals may be materially different from that reflected in the unaudited pro forma condensed financial statements presented herein.

Upon closing the transactions, Scripps and Journal expect to implement a plan to integrate the operations of Scripps Newspapers and JRN Newspapers which will generate certain non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. Such charges (which may be substantial) could affect the results of Journal Media Group in the period in which such charges are incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transactions. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical carve-out financial statements and accompanying notes of Scripps Newspapers and JRN Newspapers that are included herein.

The unaudited pro forma condensed financial statements should not be taken as representative of the future consolidated results of operations or financial condition of Journal Media Group.

	Nine months ended September 30,	Year ended December 31,
(in thousands)	2014	2013

Summary of Operations
Total operating revenues	$384,149	$537,547
Net loss	(19,416)	(8,794)

Net loss per share - basic and fully diluted	$(0.81)	(0.36)

Depreciation and amortization of intangibles	19,570	26,198

Balance Sheet Data
Total assets	$413,668
Long-term debt (including current portion)	—

COMPARATIVE PER SHARE DATA

The following table presents, for the fiscal year 2013 and year-to-date third quarter 2014, selected historical per share information of Scripps and Journal, as well as similar information for the combined company and Journal Media Group on an unaudited pro forma basis as if the transactions had been effective for the period presented, which we refer to as "pro forma combined" information.

	Fiscal Year 2013	Year-to-Date Third Quarter 2014

The E.W. Scripps Company[1]
Net income (loss) - basic
Historical	$(0.01)	$(0.09)
Pro forma - Scripps newspapers spin-off	(0.22)	(0.11)
Pro forma - Scripps acquisition of Journal	0.00	0.08
Dividends
Historical	0.00	0.00
Pro forma	0.00	0.00
Book value
Historical	9.74	9.45
Pro forma - Scripps acquisition of Journal	N/A	8.98

Journal Communications, Inc.[2]
Net income from continuing operations - basic
Historical	$0.52	$0.47
Pro forma - Journal newspapers spin-off	0.29	0.35
Dividends
Historical	0.00	0.00
Pro forma	0.00	0.00
Book value
Historical	4.92	5.54

Journal Media Group[1]
Net loss - basic
Pro forma	$(0.36)	$(0.81)
Book value
Pro forma	N/A	12.68

(1)
Information presented as fiscal year 2013 is as of and for the year ended December 31, 2013. Information presented for the year-to-date third quarter 2014 is as of and for the nine months ended September 30, 2014.

(2)
Information presented as fiscal year 2013 is as of and for the year ended December 29, 2013. Information presented for the year-to-date third quarter 2014 is as of and for the three quarters ended September 28, 2014.

This information is only a summary and it is not necessarily an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The fiscal year 2013 selected comparative per share information of Scripps and Journal presented above was derived from audited financial statements. The year-to-date third quarter 2014 selected comparative per share information of Scripps and Journal presented above was derived from unaudited financial statements. The December 31, 2013 and September 30, 3014 selected comparative per share information of Journal Media Group was derived from the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers.

This information should be read in conjunction with the historical consolidated financial statements of Scripps and the related notes contained in Scripps’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus, Scripps’ Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus, and within the annual reports and the other information that Scripps has previously filed with the SEC.

This information should be read in conjunction with the historical consolidated financial statements of Journal and the related notes contained in Journal’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus and Journal’s Current Report on Form 8-K filed with the SEC on October 24, 2014, which is incorporated by reference into this joint proxy statement/prospectus, and within the annual reports and the other information that Journal has previously filed with the SEC.
This information should be read in conjunction with the unaudited pro forma condensed combined financial information of Journal Media Group which is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal. The unaudited pro forma condensed combined financial information of Journal Media Group and the historical carve-out financial statements of Scripps Newspapers and JRN newspapers are included in this joint proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Scripps class A common shares trade on the NYSE under the symbol "SSP," and Journal class A common stock trades on the NYSE under the symbol "JRN." There is no established trading market for the Scripps Common Voting Shares or for the Journal class B common shares. After completion of the transaction, Scripps' class A common shares are expected to continue to trade on the NYSE under the symbol "SSP."
The following table sets forth the closing sale prices per share of Scripps class A common shares and Journal class A common stock as reported on the NYSE on the following dates:

•	July 30, 2014 the last full trading day before the announcement of the execution of the merger agreement; and

•	November 14, 2014, the last full trading day for which this information could be calculated before the date of this joint proxy statement/prospectus.

	Scripps		Journal		Journal equivalent (1)
	High	Low	High	Low	High	Low
July 30, 2014	$20.36	$19.90	$8.80	$8.56	$10.54	$10.30
November 14, 2014	19.39	19.04	9.83	9.68	10.04	9.86

(1)
The equivalent implied per share data for Journal class A common stock has been determined by multiplying the high or low market price, as applicable, of a Scripps class A common share on each of the dates by the exchange ratio of 0.5176 Scripps class A common shares for each share of Journal common stock in the broadcast merger. The Journal shareholders will not receive any consideration for their Journal stock until the broadcast merger is completed, which may be a substantial time period after the special meetings. In addition, the Scripps share consideration will not be adjusted for changes in the market price of either the Scripps class A common shares or the Journal class A common stock. Therefore, the market value of the Scripps shares that the Journal shareholders will have the right to receive on the closing date of the broadcast merger may vary significantly from the market value of the Scripps shares that the Journal shareholders would receive if the transaction were completed on the date of this joint proxy statement/prospectus.

The following table sets forth, for the periods indicated, the high and low sale prices per Scripps class A common share and per share of Journal class A common stock, as reported on the NYSE.

	Scripps		Journal
	High	Low	High	Low
2014 Fiscal Year
Fourth Quarter (through November 14, 2014)	19.24	15.34	9.83	7.88
Third Quarter	21.76	16.31	10.97	8.43
Second Quarter	21.16	16.06	9.08	7.93
First Quarter	21.40	16.17	9.52	7.97
2013 Fiscal Year
Fourth Quarter	21.78	17.45	9.75	7.71
Third Quarter	18.35	14.44	9.52	7.04
Second Quarter	15.73	11.82	7.75	5.80
First Quarter	12.04	10.37	6.88	5.00
2012 Fiscal Year
Fourth Quarter	11.13	9.17	5.78	4.80
Third Quarter	11.25	8.92	5.85	4.80
Second Quarter	9.95	8.47	5.70	3.94
First Quarter	9.99	8.18	5.72	4.38
As of _____________, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information, there were approximately _____ registered holders of Journal class A common stock, approximately

______ registered holders of Journal class B common stock, approximately ______ registered holders of Scripps class A common shares and approximately ____ registered holders of Scripps common voting shares.

Scripps did not pay any cash dividends in 2013 or 2012. Journal did not pay any cash dividends in 2013 or 2012.

Past price performance is not necessarily indicative of likely future performance. Shareholders of Scripps and Journal are advised to obtain current market quotations for all common shares currently listed on the NYSE. The market price of Scripps class A common shares and Journal class A common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the transactions. No assurance can be given concerning the market price of either Scripps class A common shares or Journal class A common stock before the completion of the transactions, or the market prices of Scripps class A common shares or Journal Media Group common stock after the completion of the transactions.

Scripps

The common voting shares and the class A common shares of Scripps participate equally in dividends to the extent that they are paid, and, following completion of the transactions, both will participate equally in dividends to the extent that they are paid. The Scripps credit facility restricts the payment of dividends, and the amendment to that facility that will be in effect following the transactions will contain restrictions on the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of Scripps and will be dependent upon then-existing conditions, including the financial condition and results of operations, contractual restrictions, and business prospects of Scripps and other factors that Scripps’ Board of Directors decides to consider.

Journal

Journal class A common stock and Journal class B common stock participate equally in dividends to the extent that they are paid. The Journal credit facility contains restrictions on the amount of cash dividends that can be paid by Journal. Following completion of the transactions, the Journal class A common stock and the Journal class B common stock will no longer be outstanding.

Journal Media Group

There is no market for Journal Media Group common stock. Since incorporation, Journal Media Group has been owned by Scripps and Journal. Following completion of the transactions, it is expected that a market for Journal Media Group common stock, which we expect will be listed on the NYSE under the symbol “JMG,” will develop, although there can be no assurance of such. Any determination to pay cash dividends with respect to the common stock of Journal Media Group that will be outstanding following completion of the transactions will be at the discretion of the Board of Directors of Journal Media Group and will be dependent on then-existing conditions, including the financial condition and results of operations, contractual restrictions, and business prospects of Journal Media Group and other factors that the Board of Directors of Journal Media Group decides to consider.

RISK FACTORS

In addition to the other information included in (or incorporated by reference in or found in the annexes attached to this joint proxy statement/prospectus (including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page __), you should carefully consider the following risk factors in deciding whether to vote for the proposals to be considered at your company’s special meeting in connection with the transactions. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page ___. Additional risks and uncertainties not presently known to Scripps or Journal or that are not currently believed to be important may adversely affect the transactions, Scripps and/or Journal Media Group following the transactions.

Risks Related to the Transactions

The number of Scripps class A common shares that Journal shareholders will receive in the broadcast merger is based on a fixed exchange ratio and the number of shares of Journal Media Group that Scripps and Journal shareholders will receive pursuant to the transactions is also based on a fixed exchange ratio. Because the market price of Scripps class A common shares and shares of Journal class A common stock will fluctuate, Scripps and Journal shareholders cannot be certain of the value of the consideration that the Journal and Scripps shareholders will receive in the transactions.

Upon completion of the transactions, each outstanding share of Journal common stock (other than certain excluded shares and shares with respect to which the holders thereof have properly dissented and have not withdrawn their demand or waived their rights to dissent) will be converted into the right to receive 0.5176 Scripps class A common shares and 0.1950 shares of common stock of Journal Media Group. Upon completion of the transactions, each outstanding Scripps class A common share and common voting share will receive 0.2500 shares of common stock of Journal Media Group. The exchange ratios for determining the number of shares of Journal Media Group common stock that Journal and Scripps shareholders will receive in the transactions are fixed and will not be adjusted for changes in the market price of Journal class A common stock or Scripps class A common shares. The exchange ratio for determining the number of Scripps class A common shares that Journal shareholders will receive in the broadcast merger is also fixed and will not be adjusted for changes in the market price of Scripps class A common shares. The market value of Scripps class A common shares that the Journal shareholders will be entitled to receive in the broadcast merger will depend on the market value of Scripps class A common shares immediately before that merger is completed and could vary significantly from the market value on the date of the announcement of the transactions (i.e., July 30, 2014), the date that this joint proxy statement/prospectus was mailed to shareholders of Journal or Scripps or the date of the Journal or Scripps special meeting. In addition, there is currently no market value for shares of Journal Media Group. The master agreement does not provide for any adjustment to share consideration based on fluctuations of the per share price of Journal class A common stock or Scripps class A common shares. Additionally, the market value of Scripps class A common shares and Journal Media Group’s common stock that may prevail any time following the completion of the transactions is unknown and will likely fluctuate over time.

Fluctuations in the share price of Scripps and/or Journal Media Group could result from changes in the business, operations or prospects of Scripps or Journal prior to the closing of the transactions or of Scripps or Journal Media Group following the closing of the transactions. Regulatory developments, general market and economic conditions and other factors both within and beyond the control of Scripps or Journal could also contribute to fluctuations in the share price of Scripps and Journal Media Group. The transactions may be completed a considerable amount of time after the date of the Scripps and Journal special meetings. As such, at the time of the special meetings, Scripps or Journal shareholders will not know the value of the consideration they will receive pursuant to the transactions.

The transactions are subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Completion of the transactions is subject to closing conditions that make the completion and timing of the transactions uncertain. The conditions include, among others, the obtaining of the requisite approvals by the shareholders of Scripps and Journal for the completion of the transactions, as described in this joint proxy statement/prospectus, the expiration of the HSR waiting period, the grant of the FCC consent, the absence of any governmental order preventing the completion of the transactions, the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the effectiveness of the registration statement registering the shares of Journal Media Group to be issued pursuant to the newspaper mergers, the listing of Journal Media Group shares on the NYSE and the receipt of third party consents under Journal’s major network affiliation agreements. See “The Master Transaction Agreement - Conditions to the Transactions” beginning on page ___.

Although Scripps and Journal have agreed in the master agreement to use their reasonable best efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated. In addition, Scripps’ and Journal’s obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations, including that neither Scripps nor Journal is required to agree to take actions or to make divestitures that may be required by the regulatory authorities except actions or divestitures reasonably required to obtain the FCC consent or the HSR clearance. If permitted under applicable law, either of Scripps or Journal may waive a condition for its own benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination whether to waive any condition will be made by Scripps or Journal at the time of such waiver based on the facts and circumstances as they exist at that time. In the event that a condition to the master agreement is waived, Scripps or Journal, as applicable, currently intends to evaluate the materiality of any such waiver and its effect on Scripps shareholders or Journal shareholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

The master agreement contains provisions that restrict Journal’s ability to pursue alternatives to the transactions and, in specified circumstances, could require Journal to pay to Scripps a termination fee.

Under the master agreement, Journal is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person. Journal may terminate the master agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Journal Board of Directors (after having received the advice of a nationally recognized financial advisor and outside legal counsel) that such proposal is more favorable from a financial point of view to the Journal shareholders than the transactions. A termination in this instance would result in Journal being required to pay Scripps a termination fee of approximately $15.8 million plus up to $7.5 million in expense reimbursement. To be a superior proposal, the third party proposal must be an offer to acquire all of Journal’s businesses. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Journal from considering or proposing an alternative business combination transaction with Journal, even if such third party were prepared to pay consideration with a higher value than the value of the transactions.

The master agreement contains provisions that restrict Scripps’ ability to pursue alternatives to the transactions and, in specified circumstances, could require Scripps to pay to Journal a termination fee.

Under the master agreement, Scripps is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person. Scripps may terminate the master agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Scripps Board of Directors (after having received the advice of a nationally recognized financial advisor and outside legal counsel) that such proposal is more favorable from a financial point of view to the Scripps shareholders than the transactions. A termination in this instance would result in Scripps being required to pay Journal a termination fee of approximately $15.8 million plus up to $7.5 million in expense reimbursement. To be a superior proposal, the third party proposal must be an offer to acquire all of Scripps’ businesses. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Scripps from considering or proposing an alternative business combination transaction with Scripps.

Failure to complete the transactions may negatively impact the share price and the future business and financial results of each of Scripps and Journal.

The master agreement provides that either Scripps or Journal may terminate the master agreement if the transactions are not consummated on or before September 30, 2015 (which may be automatically extended to December 31, 2015, in the event all closing conditions have been satisfied or waived or are then capable of being satisfied other than those closing conditions related to the FCC consent or termination or expiration of the HRS waiting period). In addition, the master agreement contains certain termination rights for both Journal and Scripps including, among others, by Journal, in the event the Journal Board of Directors determines to enter into a definitive agreement with respect to a superior proposal. Upon termination of the master agreement under specific circumstances, Journal will be required to pay Scripps a termination fee of approximately $15.8 million plus up to $7.5 million in expense reimbursement. The master agreement also provides that Scripps will be required to pay Journal approximately $15.8 million plus up to $7.5 million in expense reimbursement if the master agreement is terminated under certain circumstances.

If the transactions are not completed on a timely basis, Scripps’ and Journal’s ongoing businesses may be adversely affected. If the transactions are not completed at all, Scripps and Journal will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the transactions, such as termination fees and costs and legal, and accounting fees, whether or not the transactions are completed; and

•	loss of time and resources committed by each company’s management to matters relating to the transactions that could have been devoted to pursuing other beneficial opportunities.

If the transactions are not completed, the price of Scripps class A common shares and the price of the Journal class A common stock may decline to the extent that the current market price reflects a market assumption that the transactions will be completed and that the related benefits will be realized, or to the extent there is a market perception that the transactions were not consummated due to an adverse change in the business of Scripps or Journal.

Uncertainties associated with the transactions may cause employees to leave Scripps or Journal and may otherwise affect the future business and operations of Scripps and Journal Media Group.

Scripps’ and Journal Media Group’s success after the transactions will depend in part upon their ability to retain key employees of Scripps and Journal. Prior to and following the transactions, current and prospective employees of Scripps and Journal may experience uncertainty about their future roles and choose to pursue other opportunities, which could have an adverse effect on Scripps and Journal Media Group. If key employees depart, the integration of the broadcast business of Scripps and Journal may be more difficult and Scripps’ business following the transactions could be adversely affected. Additionally, the inability of Scripps or Journal to retain key newspaper employees could adversely affect the success of Journal Media Group following the transactions.

Scripps and Journal may not be able to obtain the required consent from the FCC.

Scripps’ and Journal’s obligation to consummate the transactions is subject to obtaining consent from the FCC to transfer control of broadcast licensee subsidiaries of Journal to Scripps in connection with the transactions. Under the master agreement, Scripps and Journal are each obligated to use reasonable best efforts to obtain the FCC consent as promptly as practicable. Although Scripps and Journal believe that they will be able to obtain such consent, they cannot be sure they will do so. Failure to obtain the FCC consent would prevent Scripps and Journal from consummating the transactions.

Results of operations and financial condition of Scripps and Journal Media Group following the transactions may differ materially from the pro forma information presented in this joint proxy statement/prospectus.

The pro forma financial information included in this joint proxy statement/prospectus is derived from the historical audited and unaudited consolidated financial statements of Scripps and Journal, audited and unaudited carve-out financial statements of Scripps newspapers and Journal newspapers, as well as from certain internal, unaudited financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Scripps and Journal believe are reasonable. However, this pro forma information may be materially different from what Scripps’ and/or Journal Media Group’s actual results of operations and financial condition would have been had the transactions occurred during the periods presented or from what Scripps’ and/or Journal Media Group’s results of operations and financial position will be after the completion of the proposed transactions. In particular, the assumptions used in preparing the pro forma financial information may not be realized, and other factors may affect Scripps’ and/or Journal Media Group’s financial condition and results of operations following the transactions.

The integration of the newspaper and broadcast businesses of Scripps and Journal following the transactions will present significant challenges that may reduce the anticipated potential synergies of the transactions.

Scripps and Journal Media Group will face significant challenges in consolidating functions and integrating the two companies’ organizations and operations in a timely and efficient manner to realize anticipated synergies. The integration of the Scripps and Journal newspaper and broadcast businesses will be complex and time-consuming due to the size and complexity of each organization. The principal challenges will include the following:

•	integrating Scripps’ and Journal’s existing businesses;

•	integrating information systems and internal controls over accounting and financial reporting;

•	retaining key employees;

•	preserving significant business relationships;

•	consolidating corporate and administrative functions; and

•	conforming standards, controls, procedures and policies, business cultures and compensation structures.

The managements of Scripps and Journal Media Group will have to dedicate substantial effort to integrating their newspaper and broadcast businesses during the integration process. These efforts could divert management’s focus and resources from each company’s business, corporate initiatives or strategic opportunities. If Scripps and/or Journal Media Group are unable to integrate operations in a timely and efficient manner, or at all, the anticipated synergies and cost savings of the transactions may not be realized fully, or at all, or may take longer to realize than expected, and the value of Scripps class A common shares and Journal Media Group common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transactions and any delays encountered in the integration process could have an adverse effect upon the revenues, level of expenses and operating results of Scripps and/or Journal Media Group.

Scripps and Journal will incur significant costs in connection with the transactions.

Scripps and Journal expect to pay significant transaction costs in connection with the transactions. These costs include investment banking, legal and accounting fees and expenses, expenses associated with the indebtedness that will be assumed by Scripps in connection with the transactions, SEC filing fees, printing expenses, mailing expenses and other related charges. A portion of the transaction costs will be incurred regardless of whether the transactions are consummated. Scripps and Journal will generally pay their own costs and expenses in connection with the transactions, except that each is obligated to pay 50% of the FCC and HSR filing fees irrespective of whether the transactions are consummated. Scripps and/or Journal Media Group may incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on Scripps’ and/or Journal Media Group’s future operating results if the anticipated cost savings from the transactions are not achieved. Although Scripps and Journal expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow Scripps and Journal Media Group to offset incremental expenses over time, the net benefit may not be achieved in the near term, or at all. For Journal, the spin will create a corporate level tax of between $25 and $35 million. This tax liability will be a liability of the subsidiary of Scripps into which Journal will be merged in the broadcast merger.

While the transactions are pending, Scripps and Journal will be subject to business uncertainties, and contractual restrictions under the master agreement that could have an adverse effect on the businesses of Scripps and Journal.

Uncertainty about the effect of the transactions on Scripps’ and Journal’s employees and business relationships may have an adverse effect on Scripps and Journal and, consequently, on Scripps and Journal Media Group following the completion of the transactions. These uncertainties could impair each party’s ability to retain and motivate key personnel prior to and after the completion of the transactions and could cause third parties who deal with Scripps and Journal to seek to change existing business relationships with Scripps and Journal. If key employees depart or if third parties seek to change business relationships with Scripps and Journal, Scripps’ and Journal Media Group’s business following the completion of the transactions could be adversely affected. In addition, the master agreement restricts Scripps and Journal, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the transactions close or the master agreement terminates. These restrictions may prevent Scripps and Journal from pursuing otherwise attractive business opportunities that may arise prior to completion of the transactions or termination of the master agreement, and from making other changes to the businesses of Scripps and Journal.

Holders of class A common shares of Scripps will have a reduced ownership and voting interest after the transactions and will exercise less influence over management.

Holders of class A common shares currently have the right to vote in the election of three of the members of the Board of Directors of Scripps. Upon the completion of the transactions, each holder of Scripps class A common shares will have a percentage ownership of Scripps that is smaller than his, hers or its percentage ownership of Scripps immediately prior to the transactions. Because of this, current holders of Scripps class A common shares will have less influence on the management and policies of Scripps than they now have.

Pending litigation against Scripps and Journal could result in an injunction preventing completion of the transactions, the rescission of the transactions in the event they are completed, the payment of damages in the event the transactions are completed and/or may adversely affect Scripps’ and Journal Media Group's business, financial condition or results of operations following the transactions.
In connection with the transactions, a purported shareholder of Journal has filed a putative stockholder class action lawsuit against Journal, the members of the Board of Directors of Journal, Scripps and the other parties to the master agreement. Among other remedies, the plaintiff seeks to enjoin the transactions. See “Litigation Related to the Transactions” on page [__]. In addition, one of the conditions to the closing of the transactions is that no material law and no judgment, injunction, order or decree issued by any court of competent jurisdiction shall be in effect that prohibits the consummation of the transactions. Consequently, if the plaintiff is successful in obtaining an injunction prohibiting Journal or Scripps from consummating the transactions on the agreed-upon terms, then the injunction may prevent the transactions from being completed within the expected timeframe, or at all. Furthermore, if the defendants are not able to resolve the lawsuit, the lawsuit could result in substantial costs to Journal and Scripps, including any costs associated with the indemnification of directors. The defense or settlement of any lawsuit or claim that remains unresolved at the time the transactions are completed may adversely affect the financial condition or results of operations of Scripps and Journal Media Group.
If the spin-offs, newspaper mergers and broadcast merger do not qualify as tax-free transactions, tax could be imposed on shareholders.

If the spin-offs, newspaper mergers and broadcast merger do not qualify as tax-free transactions, tax could be imposed on Scripps and Journal shareholders. If the spin-offs fail to qualify for tax-free treatment, the deemed receipt of shares of Scripps Spinco or Journal Spinco will be treated as a taxable distribution to shareholders. See “Material U.S. Federal Income Tax Consequences of the Transactions.”

Risks Related to Scripps after the Transactions

Following the completion of the transactions, Scripps expects to derive the majority of its revenues from marketing and advertising spending by businesses, which is affected by numerous factors. Declines in advertising revenues will adversely affect the profitability of Scripps’ business.
The demand for advertising on television and radio stations is sensitive to a number of factors, both locally and nationally, including the following:

•	The advertising and marketing spending by customers can be subject to seasonal and cyclical variations and are likely to be adversely affected during economic downturns.

•
Television and radio advertising revenues in even-numbered years benefit from political advertising, which is affected by campaign finance laws, as well as the competitiveness of specific political races in the markets where our television and radio stations will operate.

•
Continued consolidation and contraction of local advertisers in Scripps’ local markets could adversely impact Scripps’ operating results, given that Scripps expects the majority of its advertising to be sold to local businesses in its markets.

•
Television audiences have continued to fragment in recent years as the broad distribution of cable and satellite television has greatly increased the options available to the viewing public. Continued fragmentation of television audiences could adversely impact advertising rates, which will reflect the size and demographics of the audience reached by advertisers through Scripps’ media businesses.

•
Television stations have significant exposure to automotive advertising. If automobile advertising declines and Scripps is unable to secure replacement advertisers, Scripps’ advertising revenues could decline and affect Scripps’ profitability following completion of the transactions.

If we are unable to respond to any or all of these factors, our advertising revenues could decline and affect our profitability.
Programmatic advertising models that allow advertisers to buy audiences at scale or through automated processes may begin to play a more significant role in the local television advertising marketplace, causing downward pricing pressure and resulting in a loss of revenue that could materially adversely affect broadcast operations.
Several national advertising agencies are now looking at an automated process known as “programmatic buying” to reduce costs related to buying local TV spot advertising. Growth in advertising revenues will rely in part on the ability to maintain and expand relationships with existing and future advertisers. The implementation of a programmatic model, where automation replaces existing pricing and allocation methods, could turn local advertising inventory into a price-driven commodity, reducing the value of these relationships and related revenues.  Scripps cannot predict the pace at which programmatic buying will be adopted or utilized in the broadcast industry following completion of the transactions. Widespread adoption causing downward pricing pressure could result in a loss of revenue and materially adversely affect future broadcast operations.
Following completion of the transactions, Scripps’ local media businesses will operate in a changing and increasingly competitive environment. Scripps will have to continually invest in new business initiatives and modify strategies to maintain its competitive position. Investment in new business strategies and initiatives could disrupt Scripps’ ongoing business and present risks not originally contemplated.
The profile of television and radio audiences has shifted dramatically in recent years as viewers access news and other content online or through mobile devices and as they spend more discretionary time with social media. While slow and steady declines in audiences have been somewhat offset by growing viewership on digital platforms, digital advertising rates are typically much lower than broadcast advertising rates on a cost-per-thousand basis. This audience shift results in lower profit margins. To remain competitive Scripps believes it must adjust business strategies and invest in new business initiatives, particularly within digital media. Development of new products and services may require significant costs. The success of these initiatives depends on a number of factors, including timely development and market acceptance. Investments Scripps makes in new strategies and initiatives may not perform as expected.

Following completion of the transactions, the loss of affiliation agreements could adversely affect Scripps’ television stations’ operating results.

Following completion of the transactions, fourteen of Scripps’ stations will have affiliations with the ABC television network, five with the NBC television network, two with the FOX television network, two with each of the CBS and MY television networks and one with the CW television network. These television networks produce and distribute programming which Scripps’ stations’ commit to air at specified times. Networks sell commercial announcement time during the programming, and also may require stations to pay fees on the right to carry programming. These fees may be a percentage of retransmission revenues that the stations receive (see below) or may be fixed amounts. There is no assurance that Scripps will be able to reach agreements with networks about the amount of these fees.
The non-renewal or termination of Scripps’ network affiliation agreements would prevent Scripps from being able to carry programming of the relevant network. Loss of network affiliation would require Scripps to obtain replacement programming, which may involve higher costs and may not be as attractive to its target audiences, resulting in lower advertising revenues. In addition, loss of network affiliation would result in materially lower retransmission revenue, particularly in the case of the "Big 4" networks, ABC, NBC, CBS and FOX.
Following completion of the transactions, Scripps’ retransmission consent revenue may be adversely affected by renewals of retransmission consent agreements and network affiliation agreements, by consolidation of cable or satellite television systems, or by new technologies for the distribution of broadcast programming.

As Scripps’ retransmission consent agreements expire, there can be no assurance that it will be able to renew them at comparable or better rates. As a result, retransmission revenues could decrease and retransmission revenue growth could decline over time. Major networks that Scripps is or will be affiliated with will require it to share retransmission revenue with them. There can be no assurance that these networks will not require an increase in their share of this revenue as a condition to renewal of Scripps’ affiliation agreements. If a multichannel video programming distributor (an “MVPD”) in Scripps’ markets acquires additional distribution systems, Scripps’ retransmission revenue could be adversely affected if its retransmission agreement with the acquiring MVPD has lower rates or a longer term than Scripps’ retransmission agreement with the MVPD whose systems are being sold.
The use of new technologies to redistribute broadcast programming, such as those that rely upon the Internet to deliver video programming or those that receive and record broadcast signals over the air via an antenna and then retransmit that information digitally to customers’ computer or mobile devices, could adversely affect Scripps’ retransmission revenue if such technologies are not found to be subject to copyright law restrictions or to regulations that apply to MVPDs such as cable operators or satellite carriers.
Changes in the Communications Act of 1934, as amended (the “Communications Act”) or the FCC’s rules with respect to the negotiation of retransmission consent agreements between broadcasters and MVPDs could also adversely impact Scripps’ ability to negotiate acceptable retransmission consent agreements. In addition, continued consolidation among cable television operators could adversely impact Scripps’ ability to negotiate acceptable retransmission consent agreements. In February 2014, Comcast Corporation, the largest cable television operator, announced that it was acquiring Time Warner Cable, Inc., which is the second largest cable television operator. In May 2014, AT&T announced that it was acquiring DIRECTV, the largest direct-to-home satellite provider. Both transactions remain subject to regulatory approvals of the Department of Justice and the FCC.
There are proceedings before the FCC and legislation has been proposed in Congress reexamining policies that now protect television stations' rights to control the distribution of their programming within their local service areas. For example, in a dispute that does not directly involve broadcasting, the FCC's Media Bureau is seeking comment on the degree to which an entity relying upon the Internet to deliver video programming should be subject to the regulations that apply to MVPDs. Should the FCC determine that Internet-based distributors may avoid its MVPD rules, broadcasters' ability to rely on the protection of the MVPD retransmission consent requirements could be jeopardized. Scripps cannot predict the outcome of these and other proceedings that address the use of new technologies to challenge traditional means of redistributing broadcast programming or their possible impact on Scripps’ operations following completion of the transactions.
Following completion of the transactions, Scripps’ television stations will continue to be subject to government regulations which, if revised, could adversely affect Scripps’ operating results.

•
Pursuant to FCC rules, local television stations must elect every three years to either (1) require cable operators and/or direct broadcast satellite carriers to carry the stations’ over the air signals or (2) enter into retransmission consent negotiations for carriage. MVPDs are pressing for legislative and regulatory changes to diminish stations’ negotiating power. At present, all of Scripps’ and Journal’s stations have retransmission consent agreements with cable operators and satellite carriers. If Scripps’ retransmission consent agreements are terminated or not renewed, or if Scripps’ broadcast signals are distributed on less-favorable terms, Scripps’ ability to compete effectively may be adversely affected.

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If Scripps cannot renew its FCC broadcast licenses, Scripps’ broadcast operations will be impaired. Scripps’ business will depend upon maintaining its and Journal’s broadcast licenses from the FCC, which has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. Scripps cannot assure that future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect its operations. If the FCC fails to renew any of these licenses, it could prevent Scripps from operating the affected stations. If the FCC renews a license with substantial conditions or modifications (including renewing the license for a term of fewer than eight years), it could have a material adverse effect on the affected station’s revenue-generation potential

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The FCC and other government agencies are considering various proposals intended to promote consumer interests, including proposals to encourage locally-focused television programming, to restrict certain types of advertising to children, and to repurpose some of the broadcast spectrum. New government regulations affecting the television industry could raise programming costs, restrict broadcasters’ operating flexibility, reduce advertising revenues, raise the costs of delivering broadcast signals, or otherwise affect Scripps’ operating results after the completion of the transactions. Scripps cannot predict the nature or scope of future government regulation or its impact on its operations.

Following completion of the transactions, sustained increases in costs of employee health and welfare plans and funding requirements of Scripps’ pension obligations may reduce the cash available for its business.
Employee compensation and benefits account for a significant portion of Scripps’ and Journal's total operating expenses. In recent years, both companies have experienced significant increases in employee benefit costs. Various factors may continue to put upward pressure on the cost of providing medical benefits. Although following completion of the transactions Scripps will actively seek to control increases in these costs, there can be no assurance that it will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of its businesses.
At December 31, 2013, the projected benefit obligations of the Scripps pension plans exceeded plan assets by $63 million and the projected benefit obligations of the Journal pension plans exceeded plan assets by $66 million. Accrual of service credits are frozen under Scripps and Journal defined benefit pension plans covering a majority of their employees, including those covered under supplemental executive retirement plans. These pension plans invest in a variety of equity and debt securities, many of which were affected by the disruption in the credit and capital markets in 2008 and 2009. Future volatility and disruption in the stock and bond markets could cause further declines in the asset values of these pension plans. In addition, a decrease in the discount rate used to determine minimum funding requirements could result in increased future contributions. If either occurs, Scripps may need to make additional pension contributions above what is currently estimated, which could reduce the cash available for its businesses.
Scripps may be unable to effectively integrate any new business it acquires following completion of the transactions.
Scripps may make future acquisitions and could face integration challenges and acquired businesses could significantly under-perform relative to its expectations. If acquisitions are not successfully integrated, Scripps’ revenues and profitability could be adversely affected, and impairment charges may result if acquired businesses significantly under-perform relative to its expectations.
Following completion of the transactions, Scripps will continue to face cybersecurity and similar risks, which could result in the disclosure of confidential information, disruption of its operations, damage to its brands and reputation, legal exposure and financial losses.

Security breaches, computer malware or other “cyber attacks” could harm Scripps’ business by disrupting its delivery of services, jeopardizing Scripps’ confidential information and that of its vendors and clients, and damaging its reputation. Scripps’ operations are expected to routinely involve receiving, storing, processing and transmitting sensitive information. Although Scripps monitors its security measures regularly and believes it is not in a key target industry, any unauthorized intrusion, malicious software infiltration, theft of data, network disruption, denial of service, or similar act by any party could disrupt the integrity, continuity, and security of Scripps’ systems or the systems of its clients or vendors. These events could create financial liability, regulatory sanction, or a loss of confidence in our ability to protect information, and adversely affect our revenue by causing the loss of current or potential clients.

Following completion of the transactions, Scripps may be required to satisfy certain indemnification obligations to Journal Media Group or may not be able to collect on indemnification rights from Journal Media Group.

Under the terms of the master agreement, Scripps (as successor to Journal) will indemnify Journal Media Group, and Journal Media Group will indemnify Scripps (as successor to Journal), for all damages, liabilities and expenses resulting from a breach by the applicable party of the covenants contained in the master agreement that continue in effect after the closing. Scripps (as successor to Journal) will indemnify Journal Media Group for all damages, liabilities and expenses incurred by it relating to the entities, assets and liabilities retained by Scripps or Journal, and Journal Media Group will indemnify Scripps (as successor to Journal) for all damages, liabilities and expenses incurred by it relating to Journal Media Group’s entities, assets and liabilities.

In addition, Scripps will indemnify Journal Media Group, and Journal Media Group will indemnify Scripps for all damages, liabilities and expenses resulting from a breach by them of any of the representations, warranties or covenants contained in the tax matters agreements. Journal Media Group will also indemnify Scripps for all damages, liabilities and expenses arising out of any tax imposed with respect to the Scripps Spinco spin-off if such tax is attributable to any act, any failure to act or any omission by Journal Media Group or any of its subsidiaries. Scripps will indemnify Journal Media Group for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on Journal Media Group or its subsidiaries because Scripps Spinco or Journal Spinco was part of the consolidated return of Scripps or Journal, and Journal Media Group will indemnify Scripps for all damages, liabilities and expenses relating to post-closing taxes of Journal Media Group or its subsidiaries.

The indemnification obligations described above could be significant and Scripps cannot presently determine the amount, if any, of indemnification obligations for which it will be liable or for which it will seek payment from Journal Media Group. Journal Media Group’s ability to satisfy these indemnities will depend upon future financial performance. Similarly, the ability of Scripps or Journal to satisfy any such obligations to Journal Media Group will depend on their respective future financial performance. Scripps cannot assure you that it will have the ability to satisfy any substantial obligations to Journal Media Group or that Journal Media Group will have the ability to satisfy any substantial indemnity obligations to Scripps.

Risks Related to the Ownership of Scripps Class A Common Shares Following the Transactions

Certain descendants of Edward W. Scripps own approximately 93% of Scripps common voting shares and are signatories to the Scripps Family Agreement, which governs the transfer and voting of common voting shares held by them.

As a result of the foregoing, these descendants have the ability to elect two-thirds of the Board of Directors and to direct the outcome of any matter on which the Ohio Revised Code (“ORC”) does not require a vote of the class A common shares. Under the Scripps articles of incorporation, holders of class A common shares vote only for the election of one-third of the Board of Directors and are not entitled to vote on any matter other than a limited number of matters expressly set forth in the ORC as requiring a separate vote of both classes of stock. Because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction, the market price of Scripps class A common shares could be adversely affected.

Scripps will have the ability to issue preferred stock, which could affect the rights of holders of its class A common shares.

Scripps’ articles of incorporation allow the Board of Directors to issue and set the terms of 25 million shares of preferred stock. The terms of any such preferred stock, if issued, may adversely affect the dividend, liquidation and other rights of holders of Scripps class A common shares.

The public price and trading volume of Scripps class A common shares may be volatile.

The price and trading volume of Scripps class A common shares may be volatile and subject to fluctuation. Some of the factors that could cause fluctuation in the stock price or trading volume of Scripps class A common shares include:

•	general market and economic conditions and market trends, including in the television and radio broadcast industries and the financial markets generally;

•	the political, economic and social situation in the United States;

•	variations in quarterly operating results;

•	inability to meet revenue projections;

•	announcements by Scripps or competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or other business developments;

•	adoption of new accounting standards affecting the broadcast industry;

•	operations of competitors and the performance of competitors’ common stock;

•	litigation and governmental action involving or affecting Scripps or its subsidiaries;

•	changes in financial estimates and recommendations by securities analysts;

•	recruitment of key personnel;

•	purchases or sales of blocks of Scripps class A common shares;

•	operating and stock performance of companies that investors may consider to be comparable to Scripps; and

•	changes in the regulatory environment, including rulemaking or other actions by the FCC.

There can be no assurance that the price of Scripps class A common shares will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of Scripps class A common shares, regardless of the company’s operating performance. Stock price volatility might be higher if the trading volume of Scripps class A common shares is low. Furthermore, shareholders may initiate securities class action lawsuits if the market price of Scripps class A common shares declines significantly, which may cause Scripps to incur substantial costs and divert the time and attention of Scripps’ management.

Risks Related to Journal Media Group after the Transactions

Journal Media Group has no history operating as a stand-alone, publicly traded company on which you can evaluate its performance.

Journal Media Group has no operating history as a combined business or as a stand-alone, publicly traded company. Accordingly, there can be no assurance that Journal Media Group’s business strategy and operations will be successful on a combined stand-alone basis. Journal Media Group may not be able to grow or integrate its business as planned and may not be profitable.

No historical financial statements showing Journal Media Group’s operation of the newspaper publishing businesses of Scripps and Journal as a combined, stand-alone company exist upon which you can evaluate its prospects.

Since Journal Media Group has not operated the newspaper publishing businesses of Scripps and Journal on a combined, stand-alone basis, it does not have any historical financial statements as an independent, stand-alone company upon which you can evaluate it.

The historical and pro forma financial information contained in this joint proxy statement/prospectus may not be indicative of Journal Media Group’s future results as a stand-alone, publicly traded company.

The historical carve-out financial statements of the Scripps newspaper business and Journal newspaper business and the pro forma financial statements giving effect to the newspaper mergers have been created from Scripps’ and Journal’s financial information. Accordingly, the historical carve-out and pro forma financial information for the newspaper businesses included in this joint proxy statement/prospectus may not reflect what Journal Media Group’s financial position, results of operations and cash flows would have been had it been operated as a combined business and a stand-alone, publicly traded company during the periods presented. Nor may such information be indicative of what its results of operations, financial position and cash flows may be in the future. This is primarily a result of the following factors:

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the historical carve-out financial statements do not reflect certain changes that will occur in Journal Media Group’s funding and operations as a result of the separation of Scripps Spinco and Journal Spinco from Scripps and Journal, respectively;

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Journal Media Group’s historical financial information reflects estimated allocations for services historically provided by our parent companies to Scripps Spinco and Journal Spinco, and we expect these allocations to be different from the costs it will incur for these services in the future; and

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the historical financial information and pro forma adjustments do not reflect the potential for increased or duplicative costs Journal Media Group may incur in becoming a stand-alone, publicly traded company, such as costs attributable to transition service agreements it will have with Scripps, or changes in historical cost structure due to Journal Media Group’s differing personnel needs, financing activities and operations.

For these or other reasons, Journal Media Group’s future financial performance may be worse than the performance implied by the historical carve-out information of Scripps newspapers and Journal newspapers and pro forma financial information of Journal Media Group presented in this joint proxy statement/prospectus.

For additional information about the past financial performance of each of the combined businesses, please see “Unaudited Pro Forma Condensed Financial Information,” “Selected Historical Financial Data of Scripps and Journal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical carve-out financial statements and the accompanying notes of Scripps newspapers and Journal newspapers included elsewhere in this joint proxy statement/prospectus.

The integration of the newspaper businesses of Journal and Scripps will be time consuming, may distract Journal Media Group’s management from its operations, and will be expensive, all of which could have a material adverse effect on Journal Media Group’s operating results.

If Journal Media Group is unsuccessful in integrating the newspaper operations of Scripps and Journal, or if the integration is more difficult or costly than anticipated, Journal Media Group may experience disruptions to its operations. A difficult or unsuccessful integration of these businesses would likely have a material adverse effect on Journal Media Group’s results of operations.

Some of the risks that may affect Journal Media Group’s ability to integrate or realize any anticipated benefits include those associated with:

•	adverse effects on employees and business relationships with customers and suppliers;

•	difficulties in conforming standards, processes, procedures and controls of the businesses;

•	difficulties in transferring processes and know-how;

•	difficulties in the assimilation of acquired operations, technologies or products; and

•	diversion of management’s attention from business concerns.

Journal Media Group will need to either contract for or internally develop a number of key services and functions that its parent companies have historically provided.

Journal Media Group has not previously performed the various corporate functions required of a publicly traded company. Scripps and Journal, the parent companies, have historically performed many important corporate functions for each of the businesses and will continue to do so before the newspaper mergers, including finance, treasury, tax administration, risk management, accounting, internal audit, financial reporting, legal, regulatory, human resources, employee benefit administration, communications, information technology, digital and business development services. After the transactions close, Scripps will provide a number of services to Journal Media Group for a limited time under the transition services agreement. When these transition services cease to be provided, Journal Media Group will need to replace these services internally or through third parties. The services obtained from Scripps will be provided at fair market value, which nonetheless may be higher than the costs borne in the past. Replacement services may be available only on terms that are less favorable to Journal Media Group, or may not be available to it at all.

Journal Media Group will also need to replicate certain facilities, systems and infrastructure to which it will no longer have access as well as hire new employees to provide these services. There can be no assurance that Journal Media Group will be able to obtain these services or hire the necessary employees at similar cost-levels or at all. In addition, Journal Media Group management will have to spend considerable time in building an independent infrastructure for corporate, administrative and information technology functions. These initiatives will be costly to implement and the scope and complexity of these projects may be materially higher than expected.

If Journal Media Group does not have adequate systems and business functions of its own or cannot obtain them from third party providers at an acceptable cost, Journal Media Group may not be able to operate its business effectively, which could have a material adverse effect on profitability.

Journal Media Group may not realize the benefits expected by combining the newspaper businesses of Scripps and Journal into a new publicly traded company and may experience increased costs after the newspaper mergers that could decrease overall profitability.

Before the newspaper mergers, Journal Media Group’s business was part of two separate public companies. Journal Media Group may experience difficulties in integrating the two businesses into one company, and the newspaper mergers may result in increased costs and inefficiencies in its business operations and management. Integration of Journal Media Group’s businesses may cost significantly more or take longer than anticipated, which could decrease profitability or otherwise impact expected cost-savings. In addition, prior to the newspaper mergers Journal Media Group’s businesses took advantage of the economies of scale of Scripps and Journal. As a separate, standalone, publicly traded company, Journal Media Group may be unable to obtain goods, services and technology at prices or on terms as favorable as those obtained prior to the newspaper mergers, which could decrease overall profitability. Furthermore, Journal Media Group may not be successful in transitioning from the services and systems provided by Scripps and Journal and may incur substantially higher costs for implementation than currently anticipated. At such point in time as Journal Media Group begins to operate these functions independently, if Journal Media Group does not have in place its own adequate systems and business functions, or outsource them from other providers, it may not be able to operate its business effectively or at comparable costs, and it may have a material adverse effect on Journal Media Group’s profitability. If Journal Media Group fails to realize the anticipated benefits of the newspaper mergers, including, without limitation, the anticipated cost-savings resulting from operating synergies and growth opportunities from combining the businesses, it could have a material adverse effect on profitability.

Restrictions on Journal Media Group’s operations and obligations to indemnify Scripps and its shareholders in connection with the tax-free treatment of the spin-offs and newspaper mergers could materially and adversely affect Journal Media Group.

Certain tax-related restrictions and indemnities set forth in the tax matters agreements agreed to by Scripps, Journal and Journal Media Group in order to maintain the tax-free treatment of the spin-offs and newspaper mergers limit Journal Media Group’s discretion in the operation of its business and could adversely affect Journal Media Group. Under these provisions, Journal Media Group:

•	has generally undertaken to maintain the current newspaper business of Scripps and Journal as an active business for a period of two years following the completion of the newspaper mergers;

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is generally restricted, for a period of two years following the newspaper mergers, from (i) reacquiring its stock, (ii) issuing stock to any person other than as compensation for services, (iii) making changes in equity structure, (iv) liquidating, merging or consolidating certain of subsidiaries, (v) transferring certain material assets except in the ordinary course of business, and (vi) entering into negotiations with respect to, or consenting to, certain acquisitions of stock;

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is generally restricted from taking any other action (including an action that would be inconsistent with the representations relied upon by Scripps and Journal described above) that could jeopardize the tax-free status of the spin-offs; and

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has generally agreed to indemnify Scripps and Journal for taxes and related losses incurred as a result of the spin-offs (other than the spin-off of Journal Spinco, which will be taxable to Journal) failing to qualify as tax-free transactions provided such taxes and related losses are attributable to any act, failure to act or omission by Journal Media Group or its subsidiaries, including our failure to comply with applicable representations, undertakings and restrictions placed on our actions under the tax matters agreement.

These prohibitions could discourage, delay or prevent equity financings, acquisitions, investments, strategic alliances, mergers and other transactions, possibly resulting in a material adverse effect on Journal Media Group’s business. In addition, any indemnity obligations to Scripps or Journal could have a material adverse effect on our financial position and liquidity.

Journal Media Group’s expected financing arrangements may subject it to various restrictions that could limit operating flexibility.

Journal Media Group expects to enter into a credit facility and expects that credit facility will contain certain covenants and other restrictions that, among other things, will require it to satisfy certain financial tests and maintain certain financial ratios and restrict Journal Media Group’s ability to pay dividends, incur additional indebtedness and create liens. The restrictions and covenants in expected financing arrangements may limit Journal Media Group’s ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings Journal Media Group may incur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources of Journal Media Group.”

Journal Media Group will no longer be able to rely on Scripps and Journal for diversification of business risk or to provide capital resources.

Before the newspaper mergers, the newspaper businesses that will merge into Journal Media Group were operated as separate businesses of two different companies. Following the newspaper mergers, Journal Media Group’s ability to satisfy obligations and maintain profitability will be solely dependent upon its performance and it will not be able to rely upon the financial and other resources of Scripps and Journal.

Journal Media Group may be required to satisfy certain indemnification obligations to its former parent companies or may not be able to collect on indemnification rights from its former parent companies.

Under the terms of the master agreement, Scripps (as successor to Journal) will indemnify Journal Media Group, and Journal Media Group will indemnify Scripps (as successor to Journal), for all damages, liabilities and expenses resulting from a breach by the applicable party of the covenants contained in the master agreement that continue in effect after the closing. Scripps (as successor to Journal) will indemnify Journal Media Group for all damages, liabilities and expenses incurred by it relating to the entities, assets and liabilities retained by Scripps or Journal, and Journal Media Group will indemnify Scripps (as successor to Journal) for all damages, liabilities and expenses incurred by it relating to Journal Media Group’s entities, assets and liabilities.

In addition, Scripps will indemnify Journal Media Group, and Journal Media Group will indemnify Scripps for all damages, liabilities and expenses resulting from a breach by them of any of the representations, warranties or covenants contained in the tax matters agreements. Journal Media Group will also indemnify Scripps for all damages, liabilities and expenses arising out of any tax imposed with respect to the Scripps Spinco spin-off if such tax is attributable to any act, any failure to act or any omission by Journal Media Group or any of its subsidiaries. Scripps will indemnify Journal Media Group for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on Journal Media Group or its subsidiaries because Scripps Spinco or Journal Spinco was part of the consolidated return of Scripps or Journal, and Journal Media Group will indemnify Scripps for all damages, liabilities and expenses relating to post-closing taxes of Journal Media Group or its subsidiaries.

The indemnification obligations described above could be significant and Journal Media Group cannot presently determine the amount, if any, of indemnification obligations for which it will be liable or for which it will seek payment from Scripps. Journal Media Group’s ability to satisfy these indemnities will depend upon future financial performance. Similarly, the ability of Scripps to satisfy any such obligations to Journal Media Group will depend on their respective future financial performance. Journal Media Group cannot assure you that it will have the ability to satisfy any substantial obligations to Scripps or that Scripps (including Scripps as successor to Journal) will have the ability to satisfy any substantial indemnity obligations to Journal Media Group.

Decreases in advertising spending, resulting from economic downturn, war, terrorism, advertiser consolidation or other factors, could adversely affect Journal Media Group’s financial condition and results of operations.
Had it operated as an independent company in 2013, approximately 60% of Journal Media Group’s revenue would have been generated from the sale of local, regional and national advertising appearing in its newspapers and shoppers. Advertisers generally reduce their advertising spending during economic downturns and some advertisers may go out of business or declare bankruptcy. The merger or consolidation of advertisers, such as in the banking and airline industries, also generally leads to a reduced amount of collective advertising spending. A recession or economic downturn, as well as a consolidation of advertisers, has had, and in the future could continue to have, an adverse effect on Journal Media Group’s financial condition and results of operations. Terrorist attacks or other wars involving the United States or any other local or national crisis could adversely affect Journal Media Group’s financial condition and results of operations.
Additionally, some of Journal Media Group’s printed publications are expected to generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse effect on Journal Media Group’s financial condition and results of operations.
In addition, Journal Media Group expects advertising revenue and circulation revenue to depend upon a variety of other factors specific to the communities that it will serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores and local economic conditions in general. If the population demographics, prevailing retail environment or local economic conditions of a community to be served by Journal Media Group were to change adversely, revenue could decline and its financial condition and results of operations could be adversely affected.
Journal Media Group will operate in highly competitive markets, and during a time of rapid competitive changes, it may lose market share and advertising revenue to competing publications, or other competitors, as well as through consolidation of competitors or changes in advertisers’ buying strategies.
Journal Media Group’s businesses will operate in highly competitive markets. Journal Media Group’s newspapers, shoppers and Internet sites will compete for audiences and advertising revenue with other newspapers, television and radio stations, shoppers and Internet sites as well as with other media such as magazines, outdoor advertising, direct mail and the evolving mobile and digital advertising space. Some of Journal Media Group’s potential competitors have greater financial, marketing and programming resources than it will or, even if smaller in size or in terms of financial resources, a greater ability to create digital niche products and communities and may respond faster or more aggressively to changing competitive dynamics. This competition has intensified as a result of digital media technologies. While the amount of advertising on Journal’s and Scripps’ digital products has continued to increase, each of Journal and Scripps has experienced, and in the future Journal Media Group may continue to experience, a decrease in advertising revenues.
In newspapers and shoppers, Journal Media Group’s revenue is expected to primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation is expected to come from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, Yellow Pages, digital Internet and mobile products and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation revenue is based largely upon the content of the newspaper, its price, editorial quality and customer service. Journal Media Group’s local and regional competitors in community publications are typically unique to each market, but it has many competitors for advertising revenue that are larger and have greater financial and distribution resources than it. Circulation revenue and Journal Media Group’s ability to achieve price increases for its print products are affected by competition from other publications and other forms of media available in its various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. Journal Media Group may incur increasing costs competing for advertising expenditures and paid print and digital subscriptions. If Journal Media Group is not able to compete effectively for advertising expenditures and paid print and digital subscriptions, its revenue may decline and its financial condition and results of operations may be adversely affected.
The print newspaper business is in secular decline. Journal Media Group’s profitability may be adversely affected if it is unsuccessful in creating other revenue opportunities or in aligning costs with declining revenues.
In recent years, the advertising industry generally has experienced a secular shift toward digital advertising and away from other traditional media. In addition, Scripps’ and Journal’s newspaper circulation has declined, reflecting general trends in the newspaper industry, including consumer migration toward the Internet and other media for news and information. Journal Media Group expects to face increasing competition from other digital sources for both advertising and subscription revenues. This competition has intensified as a result of the continued development of digital media technologies. Distribution of news, entertainment and other information over the Internet, as well as through smartphones, tablets and other devices, continues to increase in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, Journal Media Group expects advertisers to continue to allocate larger portions of their advertising budgets to digital media.

In response to the ongoing secular changes, Journal Media Group must continually monitor and align its cost structure to the declining revenues. The alignment of Journal Media Group’s costs includes measures such as reduction in force initiatives, standardization and centralization of systems and processes, outsourcing of certain financial processes and the implementation of new software for its circulation, advertising and editorial systems.
If Journal Media Group is unsuccessful in creating other revenue opportunities, developing digital media or aligning its costs with declining revenues, its profitability could be adversely affected.
Journal Media Group expects a significant portion of its operating cost to come from newsprint, so an increase in price or reduction in supplies may adversely affect its operating results.
Journal Media Group expects newsprint to be a significant portion of its operating costs. The price of newsprint has historically been volatile, and increases in the price of newsprint could materially reduce Journal Media Group’s operating results. In addition, the continued reduction in the capacity of newsprint producers increases the risk that supplies of newsprint could be limited in the future. Journal Media Group’s publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.
Changes relating to consumer information collection and use could adversely affect Journal Media Group’s ability to collect and use data, which could harm its business.
Public concern over methods of information gathering has led to the enactment of legislation in most jurisdictions that restricts the collection and use of consumer information. Journal Media Group’s publishing business is expected to rely in part on telemarketing sales, which are affected by “do not call” legislation at both the federal and state levels. Journal Media Group also expects to engage in e-mail marketing and the collection and use of consumer information in connection with its publishing businesses and its growing digital efforts. Further legislation, government regulations, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit Journal Media Group’s ability to provide information to its customers or otherwise utilize telemarketing or e-mail marketing or distribute its digital products across multiple platforms, and could adversely affect its results of operations.
Decreases in circulation may adversely affect revenues, and circulation decreases may accelerate as Journal Media Group offers expanded digital content and digital subscriptions.
Advertising and circulation revenues are affected by the number of subscribers and single copy purchasers, readership levels and overall audience reach. The newspaper industry as a whole is experiencing difficulty maintaining paid print circulation and related revenues. This is due to, among other factors, increased competition from new media products and sources other than traditional newspapers (often free to users), and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. In addition, Journal Media Group’s planned expanded digital content and new digital subscriptions could negatively impact print circulation volumes if readers cancel subscriptions.
A prolonged decrease in net paid circulation copies could have a material effect on Journal Media Group’s revenues, particularly if it is not able to otherwise grow its readership levels and overall audience reach. To maintain Journal’s and Scripps’ circulation base, Journal Media Group may incur additional costs, and it may not be able to recover these costs through circulation and advertising revenues.
If Journal Media Group is unable to respond to changes in technology and evolving industry standards and trends, its publishing operations may not be able to effectively compete.
The publishing industry is being challenged by the preferences of today’s “on demand” culture, particularly among younger segments of the population. Some consumers prefer to receive all or a portion of their news in new media formats and from sources other than traditional newspapers. Information delivery and programming alternatives such as the Internet, various mobile devices, electronic readers, cable, direct satellite-to-home services, pay-per-view and home video and entertainment systems have fractionalized newspaper readership. New digital subscription offerings may not attract readers in sufficient numbers to generate significant revenues or offset losses in paid print circulation revenues. The shift in consumer behaviors has the potential to introduce new market competitors or change the means by which traditional newspaper advertisers can most efficiently and effectively reach their target audiences. Journal Media Group may not have the resources to acquire new technologies or to introduce new products or services that could compete with these evolving technologies.

Risks Related to Ownership of Journal Media Group Common Stock Following the Transactions

Because there has not been any public market for Journal Media Group’s common stock, the market price and trading volume of Journal Media Group’s common stock may be volatile, it is not possible to predict how Journal Media Group’s common stock will perform and you may not be able to sell your shares at or above the initial market price of Journal Media Group stock following the newspaper mergers.

Prior to the newspaper mergers, there has been no trading market for Journal Media Group common stock. Journal Media Group cannot predict the extent to which investors’ interest will lead to a liquid trading market, whether the market price of its common stock will be volatile or the price of its common stock at any point in time or over time. The market price of Journal Media Group common stock could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this joint proxy statement/prospectus;

•	if Journal Media Group’s business does not fit the investment objectives of the shareholders of Scripps or Journal, causing them to sell Journal Media Group shares after the newspaper mergers;

•	actual or anticipated fluctuations in Journal Media Group’s operating results;

•	for reasons unrelated to specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by customers or competitors regarding their own performance; and

•	general economic and industry conditions.

Accordingly, no assurances can be provided as to the prices at which trading in Journal Media Group’s common stock will occur after the transactions.

Certain provisions of Journal Media Group’s articles of incorporation and bylaws, and provisions of Wisconsin law, could delay or prevent a change of control that you may favor.

Provisions of Journal Media Group’s articles of incorporation and bylaws may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of the holders of common stock to change Journal Media Group’s board or management. The provisions of Journal Media Group’s articles of incorporation and bylaws, among other things, will:

•	prohibit shareholder action except at an annual or special meeting. Specifically, this means Journal Media Group’s shareholders will be unable to act by written consent;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders. Advance notice of such proposals or nominations will be required;

•	regulate how special meetings of shareholders may be called; and

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authorize Journal Media Group’s Board of Directors to issue preferred stock in one or more series, without shareholder approval. Under this authority, Journal Media Group’s Board of Directors could adopt a rights plan which could ensure continuity of management by rendering it more difficult for a potential acquiror to obtain control.

See “Description of Capital Stock of Journal Media Group” for a more detailed summary of these and other provisions in the Journal Media Group articles of incorporation and bylaws.

Tax matters agreements entered into in connection with the newspaper mergers.

An acquisition of Journal Media Group stock or further issuance of stock could cause Scripps or Scripps or Journal shareholders to recognize a taxable gain or income on the spin-off of Scripps Spinco. See “Material U.S. Federal Income Tax Consequences of the Transactions.” Under the tax matters agreement Journal Media Group would be required to indemnify Scripps or Scripps or Journal shareholders, as the case may be, for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Journal Media Group’s ability to pay dividends will be limited by financial results and its expected credit facility; Journal Media Group does not anticipate paying any dividends in the foreseeable future.

Journal Media Group anticipates that future earnings will be used principally to support operations and finance the growth of its business. Thus, Journal Media Group does not intend to pay dividends or other cash distributions on common stock in the foreseeable future. In connection with the newspaper mergers, Journal Media Group expects to enter into a credit facility providing for both term and revolving credit borrowings. The new credit facility will likely contain affirmative and negative covenants that, among other things, will require Journal Media Group to satisfy certain financial tests and maintain certain financial ratios. Journal Media Group expects that the new credit facility will likely also limit its ability to declare and pay dividends or other distributions on shares of common stock. If Journal Media Group’s lenders permit it to declare dividends, the dividend amounts, if any, will be determined by the Journal Media Group Board of Directors, which will consider a number of factors, including its financial condition, capital requirements, funds generated from operations, future business prospects, and applicable restrictions in its credit agreement.

Journal Media Group’s accounting and other management systems and resources may not be adequate to meet its reporting obligations as a public company.
The financial results of Journal’s and Scripps’ newspaper businesses previously were included within the consolidated results of Journal and Scripps, respectively, and Journal Media Group was not directly subject to the reporting and other requirements of the Exchange Act. As a result of the transactions, Journal Media Group will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that Journal Media Group file annual, quarterly and current reports with respect to its business and financial condition. Following a transition period after the transactions, Journal Media Group will be responsible for ensuring that all aspects of its business comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of Journal Media Group’s internal control over financial reporting and a report by an independent registered public accounting firm addressing these assessments. Although the management of Journal Media Group is expected to have experience with these reporting and related obligations, ensuring compliance with respect to Journal Media Group’s business may place significant demands on its management, administrative and operational resources, including accounting systems and resources.
Under the Sarbanes-Oxley Act, Journal Media Group is required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, Journal Media Group may need to upgrade its systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. Journal Media Group expects to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If Journal Media Group is unable to upgrade its financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, its ability to comply with its financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on Journal Media Group’s business, financial condition, results of operations and cash flows.

Risks Related to Journal and Scripps

Scripps and Journal are subject to the risks described in Item lA - Risk Factors, in Scripps’ Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference in this joint proxy statement/prospectus, and Item lA - Risk Factors, in Journal’s Annual Report on Form 10-K for the year ended December 29, 2013, incorporated by reference herein. See “Where You Can Find More Information” beginning on page ___ for the location of information incorporated by reference into this joint proxy statement/prospectus. Following completion of the transactions, as owner of the Scripps and Journal broadcast businesses, Scripps will face substantially the same risks as those described in the foregoing Scripps and Journal annual reports with respect to their currently separate broadcast businesses, and Journal Media Group, as owner of the former Scripps and Journal newspaper businesses, will continue to face substantially the same risks as those described in the foregoing Scripps and Journal annual reports with respect to their currently separate newspaper businesses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this joint proxy statement/prospectus. These forward-looking statements relate to our outlook or expectations for earnings, revenues, results of operations, financing plans, expenses, competitive position or other future financial or business performance, strategies or expectations or the impact of legal or regulatory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the benefits of the newspaper mergers and the broadcast merger;

•
statements relating to our future performance, business prospects, revenue, income and financial condition and competitive position following the newspaper mergers and the broadcast merger, and any underlying assumptions relating to those statements; and

•
statements preceded by, followed by or that include the words “anticipate,” “approximate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will” or similar expressions.

These statements reflect our judgment based upon currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. With respect to these forward-looking statements, we have made assumptions regarding, among other things, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that could cause our actual results to differ include those set forth under “Risk Factors” beginning on page ____ as well as, among others, the following:

•	the expected completion of the newspaper mergers and the broadcast merger;

•	competition in the markets served by Journal and Scripps;

•	the possibility that expected synergies and value creation from the transactions will not be realized, or will not be realized in the expected time period;

•	the risks that Journal’s and Scripps’ respective newspaper and broadcast businesses will not be integrated successfully;

•	inability to retain and attract quality personnel;

•	disruption from the transactions making it more difficult to maintain business and operational relationships;

•	the risk that unexpected costs will be incurred;

•	changes in economic, business or political conditions, licensing requirements and tax matters; and

•	the possibility that the transactions do not close, including, but not limited to, due to the failure to satisfy closing conditions.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD LOOKING STATEMENTS ATTRIBUTABLE TO US OR ANY PERSON ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION.

THE SCRIPPS SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Scripps special meeting is scheduled to be held at the Scripps Center, 10th floor conference center, 312 Walnut Street, Cincinnati, Ohio, on ___________, at ______ , Eastern Time.

Purpose of the Special Meeting

At the special meeting, holders of Scripps common voting shares will be asked to:

•
Consider and vote on a proposal to amend the articles of incorporation of Scripps to allow Scripps to effect the spin-off of its newspaper business through the issuance of the same class of common shares of the entity that will own such business (which we refer to as “Scripps Spinco”) to each holder of class A common shares and each holder of common voting shares of Scripps, which we refer to as the “Scripps amendment proposal.” The proposed amendment to Scripps’ articles of incorporation is shown in Annex B attached hereto.

•	Consider and vote on a proposal to approve the issuance of class A common shares of Scripps pursuant to the broadcast merger, which we refer to as the “Scripps share issuance proposal.”

Record Date; Outstanding Shares Entitled to Vote

Scripps’ Board of Directors has fixed ____________, as the record date for the special meeting. If you were a holder of Scripps common voting shares at the close of business on the record date, you are entitled to vote your shares at the special meeting.

The holders of class A common shares of Scripps are not entitled to vote on any proposal submitted to the shareholders of Scripps for approval at the special meeting and are receiving this joint proxy statement/prospectus for informational purposes only.

As of the record date, there were 11,932,722 Scripps common voting shares outstanding and entitled to vote at the special meeting. Each common voting share is entitled to one vote on each of the proposals submitted for approval at the meeting. All of these shares are owned by descendants of the founder of Scripps. We sometimes refer to these descendants as the “Scripps family.”

Quorum

A “quorum” refers to the number of votes that must be in attendance at a meeting to lawfully conduct business. Holders of a majority of the outstanding Scripps common voting shares, represented in person or by proxy, will constitute a quorum for the special meeting. If a quorum is not present, the special meeting may be adjourned, without notice other than by announcement at the special meeting, until a quorum shall attend.

Holders of Scripps common voting shares present in person at the special meeting, but not voting, and Scripps common voting shares for which Scripps has received proxies indicating that their holders have abstained with respect to the Scripps amendment proposal and the Scripps share issuance proposal, will be counted as present at the special meeting for purposes of determining whether a quorum is established.

Vote Required

The Scripps amendment proposal requires for its approval the affirmative vote of the holders of a majority of all outstanding Scripps common voting shares.

The Scripps share issuance proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Scripps common voting shares.

If you mark “abstain,” or fail to vote, with respect to the Scripps amendment proposal, or if you fail to return a proxy card, it will have the effect of a vote “AGAINST” the Scripps amendment proposal.

If you mark “abstain,” or fail to vote, with respect to the Scripps share issuance proposal, or if you fail to return a proxy card, it will not have the effect of a vote for or against such proposal.

If the Scripps amendment proposal or the Scripps share issuance proposal is not approved by holders of the requisite number of Scripps common voting shares, then the transactions will not occur.

Recommendation of Scripps’ Board of Directors

Scripps’ Board of Directors unanimously recommends that the holders of Scripps common voting shares vote:

“FOR” approval of the Scripps amendment proposal, and

“FOR” approval of the Scripps share issuance proposal.

Additional information on the recommendation of Scripps’ Board of Directors is set forth in “The Transactions - Scripps’ Reasons for the Transactions and Recommendation of Scripps’ Board of Directors” beginning on page __.

Scripps shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the master agreement and the transactions. In addition, Scripps shareholders are directed to the master agreement, attached as Annex A, to this joint proxy statement/prospectus and incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part.

Voting by Scripps’ Directors and Executive Officers

Three directors of Scripps, Mary McCabe Peirce, Anne M. La Dow, and Paul K. Scripps, all of whom are descendants of the founder of Scripps, beneficially owned, in the aggregate, __________ shares (or approximately ____%) of Scripps common voting shares as of the record date. These directors have informed Scripps that they currently intend to vote all of their common voting shares “FOR” the Scripps amendment proposal and “FOR” the Scripps share issuance proposal. No other director or any officer of Scripps owns any common voting shares.

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/ prospectus, please submit your proxy or voting instructions promptly by marking, signing and dating your proxy card and returning it in the postage-paid envelope. To ensure your vote is recorded, please submit your proxy or voting instructions as set forth above as soon as possible, even if you plan to attend the Scripps special meeting.

Attending the Special Meeting

All Scripps shareholders, whether they own class A common shares or common voting shares, as of the record date may attend the special meeting. If you are a beneficial owner of shares held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee, in order to attend the special meeting.

Voting of Proxies

If you submit a proxy by signing, dating and mailing your proxy card, your Scripps common voting shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your Scripps common voting shares will be voted “FOR” that proposal.

Revoking Your Proxy

If you are a shareholder of record, you can revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Scripps;

•	you can submit a revised proxy bearing a later date by mail as described above; or

•
you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, although your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the special meeting.

Proxy Solicitations

Scripps is soliciting proxies for the special meeting from holders of Scripps common voting shares. Scripps will bear the cost of soliciting proxies, including expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Scripps’ directors, officers and employees may solicit proxies by telephone or in-person meeting. None of these persons will receive compensation for soliciting proxies.

Scripps will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the beneficial owners of Scripps common voting shares and class A common shares.

Other Business

Scripps’ Board of Directors is not aware of any other business to be acted upon at the special meeting.

Adjournments

Any adjournment of the Scripps special meeting may be made from time to time by less than a quorum until a quorum shall attend the special meeting. Scripps is not required to notify shareholders of any adjournment if the new date, time and place are announced at the special meeting before adjournment.

SCRIPPS PROPOSALS TO BE VOTED ON AT THE SPECIAL MEETING

Scripps Amendment Proposal

Scripps is requesting that holders of its outstanding common voting shares consider and vote on a proposal to approve an amendment to its articles of incorporation, which we refer to as the “Scripps amendment.” This amendment is shown at Annex B attached hereto. You are urged to read the Scripps amendment carefully before voting on this proposal.

The current articles of incorporation provide that Scripps may spin off a subsidiary operating one or more of its businesses only if (i) the subsidiary’s capital structure mirrors the two-class capital structure of Scripps and (ii) holders of Scripps common voting shares receive substantially equivalent common voting shares in the spin subsidiary and holders of Scripps class A common shares receive substantially equivalent class A common shares in the spin subsidiary. As a result of negotiations between Scripps and Journal, and as reflected in the master agreement, Scripps and Journal have agreed that Journal Media Group will issue one class (i.e., the same class) of common stock to Scripps shareholders and Journal shareholders in completing the newspaper mergers. An important reason for effecting the newspaper spin-offs and mergers with one class of stock is to avoid violating the FCC’s prohibition against ownership of broadcast stations and newspapers in the same market, which we refer to as the “newspaper/broadcast cross-ownership prohibition.” Had Scripps and Journal agreed to carry over to Scripps Spinco and Journal Media Group the two-class structure, the newspaper/broadcast cross-ownership prohibition would have been violated, and the FCC, before providing the FCC consent, would have required Journal to sell its broadcast or newspaper properties in Milwaukee, Wisconsin and its radio stations in Knoxville, Tennessee. The proposed amendment, if approved, will enable us to effect the spin-off of our newspaper business with one identical class of common stock of Scripps Spinco to be issued to the holders of Scripps class A common shares and Scripps common voting shares. Issuing one identical class of common stock in our spin-off will facilitate effectuating the Scripps newspaper merger and the Journal newspaper merger with the same class of Journal Media common stock, as agreed in negotiations and required by the master agreement. As a result of this structure, the implementation of which requires the holders of Scripps common voting shares to approve the Scripps amendment proposal, Journal Media Group will have no controlling shareholder or controlling group of shareholders following completion of the transactions, an objective Journal and Scripps want to achieve to obtain the FCC consent. As a result of the foregoing, the Scripps family, who control Scripps through the Scripps Family Agreement and ownership of Scripps common voting shares, will not control Journal Media Group. See “Scripps Family Agreement” at page _____.

Approval of the Scripps amendment proposal is a condition to the completion of the transactions. If the Scripps amendment proposal is not approved, the transactions will not occur.

Vote Required for Approval. Approval of the Scripps amendment proposal requires the affirmative vote of the holders of a majority of all outstanding Scripps common voting shares.

Recommendation of the Scripps Board of Directors. THE SCRIPPS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE SCRIPPS AMENDMENT PROPOSAL.

Scripps Share Issuance Proposal

Pursuant to the rules of the NYSE, Scripps is requesting that holders of the outstanding Scripps common voting shares consider and vote on a proposal to approve the issuance of class A common shares of Scripps pursuant to the broadcast merger. The NYSE’s rules require this approval because Scripps is issuing a number of class A common shares pursuant to the broadcast merger that exceeds 20% of the number of currently outstanding class A common shares.

Approval of the Scripps share issuance proposal is a condition to the completion of the transactions. If the Scripps share issuance proposal is not approved, the transactions will not occur.

Vote Required for Approval. Approval of the Scripps share issuance proposal requires the affirmative vote of the holders of a majority of all Scripps common voting shares voted in person or by proxy at the special meeting.

Recommendation of the Scripps Board of Directors. THE SCRIPPS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE SCRIPPS SHARE ISSUANCE PROPOSAL.

THE JOURNAL SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Journal special meeting is scheduled to be held , on __________, 2015, at _____ Central Time.

Purpose of the Special Meeting

At the special meeting, holders of Journal class A common stock and class B common stock are being asked to vote on the following matters:

•
A proposal to approve the spin-off of the Journal newspaper business to Journal's shareholders and the subsequent merger of Journal Spinco (the company that will own the Journal newspaper business) with a wholly owned subsidiary of Journal Media Group, which we refer to as the “Journal spin-off proposal;”

•	A proposal to approve the broadcast merger, which we refer to as the “Journal merger proposal;”

•
A non-binding, advisory proposal to approve the compensation that may be paid or become payable to Journal’s named executive officers in connection with the transactions, as disclosed in this joint proxy statement/prospectus, which we refer to as the “Journal compensation proposal;” and

•
A proposal to approve the adjournment or postponement of the Journal special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Journal special meeting to approve both the Journal spin-off proposal and the Journal merger proposal, which we refer to as the “Journal adjournment proposal.”

Record Date; Outstanding Shares Entitled to Vote

Journal’s Board of Directors has fixed ____________, as the record date for the special meeting. If you were a holder of Journal class A common stock or Journal class B common stock at the close of business on the record date, you are entitled to vote your shares at the special meeting.

As of the record date, there were _____________ shares of Journal class A common stock outstanding and entitled to vote at the special meeting with an aggregate of _____ votes, and ______________ shares of Journal class B common stock outstanding and entitled to vote at the special meeting with an aggregate of ____ votes.

Quorum

A “quorum” refers to the number of votes that must be in attendance at a meeting to lawfully conduct business. A majority of the votes of the outstanding shares of Journal class A common stock and class B common stock entitled to be cast, or shares representing at least ___ votes, will constitute a quorum for the Journal special meeting. If a quorum is not present, the special meeting may be adjourned, without notice other than by announcement at the special meeting, until a quorum shall attend.

Holders of Journal common stock present in person at the special meeting, but not voting, and Journal common stock for which Journal has received proxies indicating that the holders thereof have abstained, will be counted as present at the special meeting for purposes of determining whether a quorum is established.

Vote Required

Assuming a quorum is present, to be approved at the special meeting, the Journal spin-off proposal and the Journal merger proposal each requires the affirmative vote of the holders of two-thirds of the voting power of all outstanding shares of Journal class A common stock and Journal class B common stock entitled to vote at the special meeting, voting together as a single class.

If you mark “abstain” or fail to vote with respect to the Journal spin-off proposal or the Journal merger proposal, it will have the same effect as a vote “AGAINST” such proposals.

If the Journal spin-off proposal or the Journal merger proposal is not approved by holders of Journal class A common stock and Journal class B common stock, then the transactions will not occur.

Assuming a quorum is present, the approval of the Journal compensation proposal requires that the number of votes cast for the Journal compensation proposal exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however they will not constitute a vote for or against the non-binding proposal and will be disregarded in the calculation of votes cast.

Whether or not a quorum is present, the Journal adjournment proposal requires that the number of votes cast for the Journal adjournment proposal exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however they will not constitute a vote for or against the proposal and will be disregarded in the calculation of votes cast.

You will be entitled to one vote per share for each share of class A common stock you owned on the record date and ten votes per share for each share of class B common stock you owned on the record date.

Recommendation of Journal’s Board of Directors

Journal’s Board of Directors unanimously recommends that:

the holders of Journal common stock vote “FOR” the approval of the Journal spin-off proposal;

the holders of Journal common stock vote “FOR” the approval of the Journal merger proposal;

the holders of Journal common stock vote “FOR” the approval of the Journal compensation proposal; amd the holders of Journal common stock vote "FOR" the approval of the Journal adjournment proposal.

Additional information on the recommendation of Journal’s Board of Directors is set forth in “The Transactions - Journal’s Reasons for the Transactions and Recommendation of Journal’s Board of Directors” beginning on page __.

Journal shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the master agreement and the transactions. In addition, Journal’s shareholders are directed to the master agreement attached as Annex A to this joint proxy statement/prospectus and incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part.

Voting by Journal’s Directors and Executive Officers

As of the record date, Journal directors and executive officers and their affiliates, as a group, owned and were entitled to vote (i) _________ shares (___%) of Journal class A common stock, and (ii) __________ shares (___%) of Journal class B common stock. The Journal directors and executive officers have informed Journal that they currently intend to vote all of their shares of class A common stock and class B common stock for the proposals to be voted on at the Journal special meeting. Journal common stock owned by Journal directors and executive officers represents ____% of the voting power of the outstanding Journal shares.

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy for your shares as promptly as possible so that your shares will be represented at the Journal special meeting. You may vote by mail using the enclosed proxy card, via the telephone, via the internet or in person at the special meeting. To vote by mail, simply complete your enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. To vote by telephone or via the internet, following the instructions provided on the enclosed proxy card. Even if you complete and mail the enclosed proxy card, or vote by telephone or the internet, you may nevertheless revoke your proxy at any time prior to the special meeting by sending us written notice, voting your shares in person at the special meeting or submitting a later-dated proxy.

Attending the Special Meeting

All Journal shareholders as of the record date may attend the special meeting. If you are a beneficial owner of Journal common stock held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee, in order to attend the special meeting.

Voting of Proxies

If you submit a proxy by completing, signing, dating and mailing your proxy card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal or do not indicate that you wish to abstain with respect to that proposal, your shares will be voted “FOR” that proposal. Broadridge Financial Solutions, Inc. will count the votes cast at the special meeting. We will also retain an inspector of elections for the meeting.

Voting of Journal Shares Held in Street Name

If a bank, broker or other nominee holds your Journal common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to vote in person at the special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person. Note that your broker will not be able to vote your shares with respect to the proposals to be voted on at the special meeting if you have not provided him with directions.

Revoking Your Proxy

If you are a shareholder of record you can revoke your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Journal;

•	you can submit a revised proxy bearing a later date by mail as described above; or

•
you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, although your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the special meeting.

If you are a beneficial owner of Journal common stock held in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the special meeting if you obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot when you vote at the special meeting.

Proxy Solicitations

Journal is soliciting proxies for the special meeting from Journal shareholders. Journal will bear the cost of soliciting proxies from Journal shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Journal’s directors, officers/employees and former directors and officers/employees may solicit proxies by telephone or in person meeting. None of these persons will receive compensation for soliciting proxies.

Journal has also engaged the services of MacKenzie Partners, Inc. to assist in the solicitation of proxies. Journal estimates that it will pay MacKenzie Partners a fee of approximately $40,000 to $50,000, plus reasonable out-of-pocket expenses.

Journal will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out of pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Journal common stock.

Other Business

Journal’s Board of Directors is not aware of any other business to be acted upon at the special meeting.

JOURNAL PROPOSALS TO BE VOTED ON AT THE SPECIAL MEETING

Journal Spin-Off Proposal

Journal is requesting that holders of the outstanding Journal class A common stock and class B common stock consider and vote on a proposal to approve the spin-off of the Journal newspaper business and the subsequent merger of Journal Spinco with a wholly owned subsidiary of Journal Media Group.

Vote Required for Approval. Approval of the Journal spin-off proposal requires the affirmative vote of two-thirds of the voting power entitled to be cast by holders of all of the outstanding Journal class A common stock and Journal class B common stock, voting together as a single class.

Recommendation of the Journal Board of Directors. THE JOURNAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE JOURNAL SPIN-OFF PROPOSAL.

Journal Merger Proposal

Journal is requesting that holders of the outstanding Journal class A common stock and class B common stock consider and vote on a proposal to approve the Journal merger proposal.

Vote Required for Approval. Approval of the Journal merger proposal requires the affirmative vote of two-thirds of the voting power entitled to be cast by holders of all of the outstanding Journal class A common stock and Journal class B common stock, voting together as a single class.

Recommendation of the Journal Board of Directors. THE JOURNAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE JOURNAL MERGER PROPOSAL.

Journal Compensation Proposal

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Journal provide its shareholders with the opportunity to cast an advisory (non-binding) vote at the Journal special meeting on the compensation which is or may become payable to its named executive officers in connection with the transactions. Accordingly, Journal is requesting that holders of the outstanding Journal class A common stock and class B common stock consider and cast an advisory (non-binding) vote on the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Journal named executive officers in connection with the transactions, as disclosed in the table entitled “Interests of Journal's Directors and Officers in the Transactions - Golden Parachute Compensation - Journal” on page ___, together with the accompanying narrative discussion relating to the named executive officers’ compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this joint proxy statement/prospectus entitled “The Transactions - Interests of Journal’s Directors and Officers in the Transactions” is hereby APPROVED.”

Vote Required for Approval. Approval of the Journal compensation proposal requires that the number of votes cast for the Journal compensation proposal exceed the number of votes cast against it.

The vote on this proposal is a vote separate and apart from the votes to approve the Journal spin-off proposal and the Journal merger proposal. Approval of the Journal compensation proposal is not a condition to the completion of the transactions. Because the vote is advisory in nature only, it will not be binding on either Journal or Scripps regardless of whether the transactions are approved. Further, the underlying plans and arrangements are contractual in nature and are not, by their terms, subject to Journal shareholder approval. Accordingly, regardless of the outcome of this advisory vote, if the Journal spin-off proposal and the Journal merger proposal are approved by the Journal shareholders and the transactions are completed, Journal’s named executive officers will receive any compensation to which they may be entitled.

Recommendation of the Journal Board of Directors. THE JOURNAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE JOURNAL COMPENSATION PROPOSAL.

Journal Adjournment Proposal

Journal is requesting that holders of the outstanding Journal class A common stock and class B common stock consider and vote on a proposal to approve the Journal adjournment proposal.

Vote Required for Approval. Approval of the Journal adjournment proposal requires that the number of votes cast for the Journal adjournment proposal exceed the number of votes cast against it.

The vote on this proposal is a vote separate and apart from the votes to approve the Journal spin-off proposal and the Journal merger proposal. Approval of the Journal adjournment proposal is not a condition to the completion of the transactions.

Recommendation of the Journal Board of Directors. THE JOURNAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE JOURNAL ADJOURNMENT PROPOSAL.

PARTIES TO THE TRANSACTIONS

The E.W. Scripps Company

The E.W. Scripps Company, headquartered in Cincinnati, Ohio, serves audiences and businesses through a portfolio of television, print and digital media brands. Scripps owns 21 local television stations as well as daily newspapers in 13 markets across the United States. It also runs an expanding collection of local and national digital journalism and information businesses. Following completion of the transactions, Scripps will own and operate television and radio stations serving twenty-seven markets and reaching 18% of U.S. television households, and will be the fifth largest independent television group in the country.

Scripps class A common shares are traded on the NYSE under the trading symbol “SSP.” Scripps common voting shares are not traded on any market. Scripps’ principal executive office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Additional information about Scripps and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page ___.

Journal Communications, Inc.

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, newspaper publishing and digital media. Journal owns and operates or provides services to 14 television stations and 35 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin.

Journal class A common stock is traded on the NYSE under the symbol “JRN.” Journal class B common stock is not traded on any market, but is convertible on a one-for-one basis into Journal class A common stock. Journal’s headquarters are located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Additional information about Journal and its subsidiaries is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page ___.

Journal Media Group

Originally incorporated as Boat NP Newco, Inc., Journal Media Group, Inc. which we sometimes refer to as "Journal Media Group," is a Wisconsin corporation currently owned equally by Scripps and Journal. Following the spin-off of the capital stock of Scripps Spinco and the spin-off of the capital stock of Journal Spinco, and the mergers of Desk NP Merger Co. into Scripps Spinco and Boat NP Merger Co. into Journal Spinco, the common stock of Journal Media Group will be issued to Scripps shareholders and Journal shareholders in exchange for the shares issued in connection with the spin-off of Scripps

Spinco and Journal Spinco. Journal Media Group has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Media Group will be the parent company of Scripps Spinco, which will own and operate what is now the Scripps newspaper business, and Journal Spinco, which will own and operate what is now the Journal newspaper business. Scripps shareholders will hold 59%, and Journal shareholders 41%, of the outstanding common stock of Journal Media Group at the completion of the transactions. Journal Media Group will be headquartered in Milwaukee and operate in 14 markets in the United States. The common stock of Journal Media Group is expected to be listed for trading on the NYSE under the symbol “JMG.” Journal Media Group’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Scripps Media, Inc.

Scripps Media, Inc., which we sometimes refer to as “Scripps Media,” is a Delaware corporation and a direct, wholly owned subsidiary of Scripps. Scripps Media owns and operates all of our broadcast television stations and all but two of our newspapers. The newspapers that are not operated by Scripps Media are owned by subsidiaries that are majority owned by Scripps. Following the completion of the transactions, Scripps Media will continue to be a direct, wholly owned subsidiary of Scripps and will continue to own and operate the broadcast television stations that it currently owns. Scripps Media’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Desk Spinco, Inc.

Desk Spinco, Inc., which we sometimes refer to as “Scripps Spinco” is a Wisconsin corporation and a direct, wholly owned subsidiary of Scripps Media. Scripps Spinco has been formed solely to effect the spin-off of the newspaper business of Scripps and facilitate the subsequent combination of the newspaper businesses of Scripps and Journal. Prior to the spin-off of common stock of Scripps Spinco to the shareholders of Scripps, the assets and liabilities of all of the newspapers owned and operated by Scripps Media will be contributed to Scripps Newspapers LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps Media; and Scripps Media will contribute all of the membership interests of Scripps Newspapers LLC to Scripps Spinco. Following completion of the foregoing contributions, Scripps Media will distribute all of the capital stock of Scripps Spinco to Scripps. Scripps will then contribute to Scripps Spinco all of the capital stock that it owns in Memphis Publishing Company, which we refer to as “Memphis Publishing”, and Evansville Courier Company, Inc., which we refer to as “Evansville Courier.” Finally, Scripps will distribute the capital stock of Scripps Spinco to its shareholders. Following the distribution of the common stock of Scripps Spinco to Scripps shareholders, Scripps Newspaper Merger Sub (defined below) will merge into Scripps Spinco, which will thereby become a wholly owned subsidiary of Journal Media Group. Pursuant to such merger, Scripps shareholders will receive common stock of Journal Media Group in exchange for their Scripps Spinco common stock. Scripps Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Spinco will be a direct, wholly owned subsidiary of Journal Media Group and will own and operate what is now the Scripps newspaper business. Scripps Spinco’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Scripps NP Operating, LLC

Scripps NP Operating, LLC, a Wisconsin limited liability company (formerly Desk NP Operating, LLC), which we sometimes refer to as “Scripps Newspapers LLC,” is a wholly owned subsidiary of Scripps Media. Scripps Newspapers LLC was formed solely to facilitate the spin-off of the Scripps newspaper business. Prior to the spin-off, Scripps Media will contribute to Scripps Newspapers LLC, all of the assets and liabilities of the Scripps newspapers owned and operated by Scripps Media. Following the completion of the transactions, Scripps Newspapers LLC will be a direct, wholly owned subsidiary of Scripps Spinco and thus an indirect wholly owned subsidiary of Journal Media Group. Scripps Newspapers LLC has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Scripps Newspapers LLC’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat Spinco, Inc.

Boat Spinco, Inc., which we sometimes refer to as “Journal Spinco,” is a Wisconsin corporation that is a direct, wholly owned subsidiary of Journal. Journal Spinco has been formed to effect the spin-off of Journal’s newspaper business and facilitate the subsequent combination of the Scripps and Journal newspaper businesses. Prior to completion of the transactions, and as part of the transactions, Journal shall contribute to Journal Spinco all of the outstanding capital stock of its wholly owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc., prior to distributing all of the capital stock of Journal Spinco to the shareholders of Journal. Following such distribution of the common stock of Journal Spinco,

Journal Newspaper Merger Sub (defined below) will merge into Journal Spinco, which will become a wholly owned subsidiary of Journal Media Group. Pursuant to such merger, Journal shareholders will receive common stock of Journal Media Group in exchange for their Journal Spinco common stock. Journal Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Spinco will be a direct, wholly owned subsidiary of Journal Media Group and will own and operate what is now the Journal newspaper business. Journal Spinco’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Desk NP Merger Co.

Desk NP Merger Co., which we sometimes refer to as “Scripps Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Scripps Newspaper Merger Sub was formed solely to facilitate the combination of the Scripps and Journal newspaper businesses. As part of the transactions, Scripps Newspaper Merger Sub will merge into Scripps Spinco, which thereby shall become a wholly owned subsidiary of Journal Media Group. Pursuant to that merger, Scripps shareholders will receive common shares of Journal Media Group in exchange for the common shares in Scripps Spinco issued to effect the spin-off of the Scripps newspaper business. Scripps Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Newspaper Merger Sub will cease to exist. Scripps Newspaper Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat NP Merger Co.

Boat NP Merger Co., which we sometimes refer to as “Journal Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Journal Newspaper Merger Sub was formed solely to facilitate the combination of the Scripps and Journal newspaper businesses. As part of the transactions, Journal Newspaper Merger Sub will merge into Journal Spinco, which thereby shall become a wholly owned subsidiary of Journal Media Group. Pursuant to that merger, Journal shareholders will receive common shares of Journal Media Group in exchange for the common shares in Journal Spinco issued to effect the spin-off of the Journal newspaper business. Journal Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Journal Newspaper Merger Sub will cease to exist. Journal Newspaper Merger Sub’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Desk BC Merger, LLC

Desk BC Merger, LLC, which we sometimes refer to as “Scripps Broadcast Merger Sub,” is a Wisconsin limited liability company and wholly owned subsidiary of Scripps. Scripps Broadcast Merger Sub was formed solely to effect the combination of the broadcast businesses of Scripps and Journal through the merger of Journal into Scripps Broadcast Merger Sub following the newspaper spin-offs and newspaper mergers. Scripps Broadcast Merger Sub has not carried out any activities to date, except activities incidental to its formation or the transactions contemplated by the master agreement. Following completion of the transactions, Scripps Broadcast Merger Sub will be a direct, wholly owned subsidiary of Scripps and will own and operate what is now the Journal broadcast business. Scripps Broadcast Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

THE TRANSACTIONS

The following is a description of certain material aspects of the transactions. This description may not contain all of the information that may be important to you. The discussion of the transactions in this joint proxy statement/prospectus is qualified in its entirety by reference to the master agreement, which is attached to this proxy statement/prospectus as Annex A, and is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates. We encourage you to read carefully this entire joint proxy statement/prospectus, including the annexes, and the exhibits to the registration statement to which this joint proxy statement/prospectus relates, for a more complete understanding of the transactions. This section is not intended to provide you with any factual information about Scripps or Journal. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Scripps and Journal make with the SEC, as described in “Where You Can Find More Information” beginning on page ___.”

General Description of the Transactions

On July 30, 2014, Scripps and Journal entered into the master agreement with Scripps Media, Desk Spinco, Inc., Desk NP Operating, LLC, Desk BC Merger, LLC, Boat Spinco, Inc., Boat NP Newco, Inc., Desk NP Merger Co., and Boat NP Merger Co.
Pursuant to the master agreement, which has been unanimously approved by the Boards of Directors of each of Scripps and Journal, Scripps and Journal will, through a series of transactions and subject to the satisfaction or waiver of specified conditions, (i) separate Journal’s newspaper business pursuant to a spin-off of Journal Spinco to the shareholders of Journal, (ii) separate Scripps’ newspaper business pursuant to a spin-off of Scripps Spinco to the shareholders of Scripps, (iii) combine these two spun-off newspaper businesses through two mergers, resulting in each of them becoming a wholly owned subsidiary of Journal Media Group, and (iv) then merge Journal with and into a wholly owned subsidiary of Scripps. Upon consummation, the transactions will result in two separate public companies: one, Journal Media Group, continuing the combined newspaper businesses of Journal and Scripps; and the other, Scripps, continuing the combined broadcast businesses of Journal and Scripps. In connection with the transactions, each share of Journal class A common stock and Journal class B common stock outstanding on the share exchange record date will receive 0.5176 Scripps class A common shares and 0.1950 shares of Journal Media Group common stock, and each Scripps class A common share and common voting share outstanding will receive 0.2500 shares of Journal Media Group common stock. Immediately following completion of the transactions, holders of Journal’s common stock will own approximately 41% of the common shares of Journal Media Group and approximately 31% of the common shares of Scripps, in the form of Scripps class A common shares, with the remaining common shares of each entity owned by the Scripps shareholders. Pursuant to the master agreement, prior to the completion of the transactions, Journal will contribute to Journal Spinco $10.0 million in cash, which we refer to as the “Journal cash contribution,” and Scripps will distribute a special cash dividend, which we refer to as the “Scripps special dividend” in the aggregate amount of $60.0 million to the holders of its common shares (and certain common share equivalents in the form of restricted stock units held by Scripps employees). The transactions are intended to be tax-free at both the shareholder and corporate levels at each of Scripps and Journal, with the exceptions of the distribution of Journal Spinco to Journal shareholders, which will be taxable at the Journal corporate level, and the payment of the Scripps special dividend, which may be taxable to the shareholders of Scripps. Scripps class A shares issued in the broadcast merger to Journal shareholders will not participate in the Scripps special dividend.
Annex C to this joint proxy statement/prospectus illustrates in detail the series of transactions that will be utilized to effect the separation and combination of the Scripps and Journal newspaper businesses and the combination of the Scripps and Journal broadcast businesses.
Newspaper Mergers Consideration

Upon completion of the newspaper mergers, each Journal shareholder will receive 0.1950 shares of Journal Media Group common stock for each share of Journal class A common stock and each share of Journal class B common stock held prior to such mergers; and each Scripps shareholder shall receive 0.2500 shares of Journal Media Group common stock for each Scripps class A common share and each Scripps common voting share held prior to such mergers.
Broadcast Merger Consideration

Upon completion of the broadcast merger, each share of Journal class A common and Journal class B common stock will automatically be converted into 0.5176 class A common shares of Scripps.

Background of the Transactions

Scripps senior management regularly reviews various business strategies and potential acquisition opportunities, both as presented by investment bankers and as part of a regular review of Scripps’ assets and business operations. In addition, senior management and the board of directors review potential opportunities in light of overall asset allocation strategies and the goal of enhancing shareholder value. Some factors considered in evaluating opportunities include adding second stations in markets in Scripps’ current geographic broadcast footprint, addressing regulatory compliance issues, diversifying network affiliations, diversifying revenue streams and business operations and strengthening digital efforts.

The Journal board of directors and senior management in the ordinary course of business regularly review and evaluate the possibility of pursuing various strategic opportunities as part of their ongoing efforts to strengthen Journal’s business and enhance shareholder value, taking into account economic, competitive, regulatory and other conditions. Journal’s goal is to grow its traditional and digital media, make capital investments in its business which are expected to positively impact revenue, and look for new acquisition opportunities within the broadcast industry to create long-term value for shareholders. As an essential component of this strategy, the Journal board of directors and senior management continuously assess existing businesses and assets and related acquisition, divestiture and business combination opportunities. As part of this process, from time to time, Journal’s senior management has had conversations and communications with various investment banking firms regarding potential opportunities.

Beginning in mid-2012, the Journal board of directors began working with its advisors to identify, review and evaluate various strategic opportunities and objectives with the goal of enhancing shareholder value, including a merger or other business combination, and strategic acquisitions and divestitures, as well as continued execution of its long-term business plan, or any combination thereof. In connection with these efforts, Journal had conversations with representatives of other companies regarding potential business combination opportunities, although none of these conversations, prior to discussions of the transactions with Scripps, resulted in an agreement.

On November 8, 2013, given Journal’s historical relationship with Methuselah and Methuselah’s familiarity with Journal and the newspaper and broadcast industries, Journal engaged Methuselah as financial advisor to assist Journal in its evaluation of potential strategic transactions. At approximately the same time, Journal contacted its long-time outside counsel, Foley & Lardner LLP, which we refer to as “Foley,” to serve as legal counsel in connection with any such potential strategic transaction.

In late December 2013, Steven J. Smith, Chairman of the Board and Chief Executive Officer of Journal, called Richard A. Boehne, Chairman, President and Chief Executive Officer of Scripps, and informed Mr. Boehne that he would like to meet in person in early 2014 to discuss the future of Journal Communications and a possible combination with Scripps.

On February 5, 2014, Mr. Smith and Mr. Boehne, together with a representative of Methuselah, met to discuss a potential business combination transaction between Journal and Scripps, including the potential framework of a transaction. Journal and Scripps explored the merits of a potential merger of their respective publishing and broadcasting businesses in separate, pure-play vertically integrated companies through a separation of such businesses at both companies and the establishment of dedicated management at each resulting enterprise to facilitate the success of each such business.

On February 10, 2014, Mr. Boehne contacted representatives of Wells Fargo Securities, which we refer to as “Wells,” to act as financial advisor to Scripps in connection with a potential transaction with Journal.

On February 11, 2014, at a regularly scheduled meeting, the Journal board of directors discussed with members of Journal management and a representative of Methuselah a potential business combination transaction with Scripps and the potential merits and operational benefits of such a transaction. Mr. Smith discussed with the other directors of Journal his meeting with Mr. Boehne on February 5, 2014, and the opportunity for combining Journal and Scripps. The Journal board of directors authorized representatives of Journal to continue evaluating a potential business combination transaction with Scripps to determine the feasibility and value-enhancing potential of such a transaction.

On February 12, 2014, Scripps engaged its long-time outside counsel, Baker & Hostetler, LLP, which we refer to as “Baker,” to serve as legal counsel in connection with a potential transaction with Journal.

On February 24, 2014, at a dinner the night before a regularly scheduled Scripps’ board meeting on February 25, 2014, Mr. Boehne discussed with the other directors of Scripps his meeting with Mr. Smith on February 5, 2014, and the opportunity for combining Journal and Scripps. The Scripps directors agreed that Scripps senior management should evaluate a potential business combination transaction with Journal and continue discussions with Mr. Smith and other members of Journal senior management.

On February 26, 2014, Mr. Boehne, along with Robin A. Davis, Vice President of Strategic Planning & Development of Scripps, had a telephone conversation with Mr. Smith to discuss a potential business combination transaction.

On February 28, 2014, Journal and Scripps entered into a confidentiality agreement in connection with the parties’ evaluation of a potential business combination transaction. Between then and April 21, 2014, due diligence information was exchanged between Journal and Scripps.

On March 3, 2014, at a special telephonic meeting, the Journal board continued discussions with a representative of Methuselah regarding a potential business combination transaction with Scripps and the potential merits and operational benefits of such a transaction.

On April 1, 2014, at a telephonic meeting, Scripps’ senior management and representatives of Wells discussed various matters relating to a potential business combination transaction with Journal, including a preliminary financial analysis of, and potential framework for, a transaction.

On April 3, 2014, at a special telephonic meeting, the Journal board again met to discuss with members of Journal senior management and a representative of Methuselah a potential business combination transaction with Scripps and the potential merits and operational benefits of such a transaction.

On April 8, 2014, Mr. Smith and Mr. Boehne, together with representatives of Methuselah and Wells, met during the convention of the National Association of Broadcasters in Las Vegas, Nevada, to continue discussions regarding a potential business combination transaction between Journal and Scripps, including the potential framework for a transaction. During this meeting, Mr. Boehne indicated that Scripps senior management, with advice from Baker, had determined that the FCC would not approve a proposed transaction if the Scripps family controlled both Scripps and a new company combining the Scripps and Journal newspaper businesses. Given that conclusion, Mr. Boehne stated that if the proposed transaction discussions progressed, he would ask the Scripps family to amend the Scripps Family Agreement so that the family would not control the new newspaper company in the event a transaction was consummated.

On April 14, 2014, Scripps engaged PricewaterhouseCoopers LLP, which we refer to as “PwC,” to provide tax advice with respect to a potential business combination transaction with Journal.

On April 21, 2014, representatives of each of Journal and Scripps began exchanging additional due diligence materials, and representatives of Journal proposed two potential structures to address governance matters.

On April 23, 2014, representatives of Journal’s senior management discussed with representatives of Methuselah certain due diligence matters related to a potential business combination transaction with Scripps.

On April 24, 2014, at a special telephonic meeting, the Journal board of directors met, together with members of Journal’s senior management and a representative of Methuselah, to review and discuss various matters relating to the potential business combination transaction with Scripps and certain developments in the newspaper and broadcasting sectors. Methuselah discussed with the Journal board preliminary financial matters regarding Scripps and the potential transactions. The Journal board of directors also discussed, among other matters, the status of the ongoing discussions between senior members of management of Journal and Scripps regarding due diligence, organizational leadership and next steps.

Later on April 24, 2014, Mr. Smith and Mr. Boehne discussed by telephone an update of Journal’s review of the proposed transaction.

Also on April 24, 2014, Journal contacted Deloitte & Touche LLP, which we refer to as “Deloitte,” to conduct financial and tax due diligence with respect to Scripps and a potential business combination transaction with Scripps.

On April 28, 2014, at a telephonic meeting, Scripps’ senior management and representatives of Wells discussed various matters relating to the potential business combination transaction with Journal, including a preliminary financial analysis of, and the potential framework for, a transaction.

On multiple dates beginning in May, and continuing through July, 2014, Scripps senior management met with representatives of Wells at Scripps’ headquarters in Cincinnati, Ohio, to review and discuss various matters relating to the potential business combination transaction with Journal.

On May 1, 2014, Journal and Scripps management met in Chicago, Illinois, to conduct due diligence meetings regarding the two companies and their respective broadcasting and publishing divisions, which included an initial discussion of the companies’ respective long-term financial forecasts. Representatives of Journal’s and Scripps’ respective financial advisors also attended these meetings.

On May 6, 2014, at its regularly scheduled meeting, the Scripps board of directors met, together with members of Scripps’ senior management and representatives of Wells, to review and discuss various matters relating to the potential business combination transaction with Journal, including the recent performance and current outlook for the Scripps newspaper and broadcast businesses. Matters discussed included an overview of and rationale for the proposed transaction, a related financial analysis, a possible timeline, a review of risks and other considerations and a review of the Scripps newspaper business performance and outlook.

Also on May 6, 2014, at a regularly scheduled meeting, the Journal board, together with members of Journal’s senior management and a representative of Methuselah, discussed various matters relating to the potential business combination transaction with Scripps and certain developments in the newspaper and broadcasting sectors. The Journal board of directors received an update from Methuselah regarding preliminary financial information relating to Scripps and the potential transactions and again discussed, among other matters, the status of the ongoing discussions between senior members of management of Journal and Scripps regarding due diligence, governance matters and next steps.

On May 8, 2014, Mr. Smith and Mr. Boehne discussed by telephone an update of Journal's review of the proposed transaction.

On May 12, 2014, Mr. Smith met with Timothy E. Stautberg, Senior Vice President/Newspapers of Scripps, in Milwaukee, Wisconsin, to discuss the possibility of Mr. Stautberg leading the combined newspaper entity resulting from the transaction. Mr. Stautberg shared his vision for the new company and his qualifications to lead the combined newspaper business.

During May 12 through May 28, 2014, representatives of Journal and Scripps continued exchanging due diligence information, and representatives of the senior management of Journal and Scripps negotiated, among other matters, the terms of the post-closing capitalization of Journal Media Group.

On May 27, 2014, the respective management teams of Journal and Scripps met in Chicago, Illinois to conduct further due diligence meetings, which focused on the assets and liabilities that would be transferred by Journal and Scripps to Journal Media Group in the potential business combination transaction and included a discussion regarding the pro forma income statement for Journal Media Group. Representatives of Journal’s and Scripps’ respective financial advisors also attended these meetings.

On May 31, 2014, Scripps agreed with Journal that it would contribute all of its newspapers to Journal Media Group and that Journal Media Group would be headquartered in Milwaukee, Wisconsin.

During the months of May, June and July 2014, Scripps’ senior management interacted with the Scripps Family Council and its financial advisor, Evercore Partners, which we refer to as “Evercore.” Evercore advised the Family Council and the Scripps family members who are parties to the Scripps Family Agreement in connection with Scripps’ request that the Family Agreement be amended to facilitate a proposed transaction.

From June 1 through June 8, 2014, representatives of Journal and Scripps continued to exchange due diligence information, and representatives of the senior managements of Journal and Scripps discussed the terms of the potential business combination transaction and the post-closing capitalization of each of Journal Media Group and Scripps resulting from such transaction.

On June 2, 2014, Mr. Smith and Lisa A. Knutson, Senior Vice President/Chief Administrative Officer of Scripps, discussed by telephone Scripps’ current health and welfare benefit offerings, including plan design, eligibility, medical premiums and medical rate sheets.

On June 5 and June 6, 2014, members of the respective managements of Journal and Scripps participated telephonically in due diligence sessions that focused on the creation of a combined broadcast and digital entity and included a discussion regarding the potential pro forma financial condition of Scripps that could result from the potential business combination transaction. In addition, representatives of Journal and Scripps agreed to a proposed approach with respect to presenting the potential business combination transaction to the FCC for approval. Representatives of Journal’s and Scripps’ respective financial advisors also attended these meetings.

On June 6, 2014, at a telephonic meeting, Scripps’ senior management and representatives of Wells discussed various matters relating to the potential business combination transaction with Journal.

On June 9, 2014, at a special telephonic meeting, the Journal board, together with members of Journal’s senior management and representatives of Foley and Methuselah, discussed the potential business combination transaction and alternatives to such potential transaction. At the conclusion of the meeting, the Journal board of directors authorized Journal’s senior management to negotiate with Scripps senior management regarding the post-closing equity ownership of Scripps and Journal Media Group.

On June 10, 2014, Mr. Smith met with Mr. Boehne and Ms. Knutson by telephone to discuss compensation terms and structure for employees of Journal and Scripps in connection with the potential business combination transaction.

From June 10 through June 12, 2014, Mr. Stautberg met with certain members of the Journal senior management team in Milwaukee, Wisconsin to continue discussions regarding Journal Media Group and Mr. Stautberg’s potential role as Chief Executive Officer of Journal Media Group, the assets and liabilities that would be transferred by Journal and Scripps to Journal Media Group and the post-closing management and governance structure of Journal Media Group.

From June 12 through June 14, 2014, Wells and Methuselah discussed certain financial and other matters relating to the potential business combination transaction, including the potential post-closing equity ownership of Journal Media Group and Scripps and the status of the negotiations regarding those matters between Mr. Smith and Mr. Boehne.

On June 13 and June 14, 2014, representatives of the senior managements of Journal and Scripps finalized the proposed general framework and structure of the proposed transactions.

From June 18 through June 21, 2014, the Scripps family met to discuss the proposed transactions and Scripps’ request that the family amend the Family Agreement to facilitate a structure that would result, if the transaction were consummated, in the Scripps family continuing to control Scripps but not controlling Journal Media Group. After receiving an update on the potential business combination transaction from Scripps senior management and meetings with Evercore, the Scripps family decided, on June 21, 2014, to agree to amend the Family Agreement as requested by Scripps.

On June 19, 2014, representatives of Journal and Scripps held a call to discuss documentation for the proposed transactions.

On June 23, 2014, Journal and Scripps granted one another access to their respective electronic due diligence data rooms, and Journal, Scripps and their respective representatives began reviewing the additional due diligence materials included in such electronic data rooms.

Also on June 23, 2014, at a special telephonic meeting, the Journal board, together with members of Journal’s senior management and representatives of Foley and Methuselah, discussed various matters in connection with the potential transactions, including the status of the ongoing negotiations between senior members of the managements of Journal and Scripps. Methuselah reviewed with the Journal board certain financial aspects and other terms of the proposed transactions, including the financial terms of the proposed transactions and potential effects of the transactions based on financial forecasts and other information provided by the management of Journal and Scripps, certain regulatory matters and the proposed management, governance and voting structure of Journal Media Group and Scripps following the closing of the potential transactions. The Journal board of directors also discussed possible alternatives to the potential transactions, the competitive environment and challenges in the newspaper industry, and the prospects for achieving growth in the broadcast industry given the considerable consolidation that already had occurred in such industry. Several hours prior to the start of the board meeting, a majority of Journal directors also met in small groups with Mr. Stautberg to discuss his qualifications to lead Journal Media Group and his vision for the new company.

On June 25, 2014, at a telephonic meeting, the Scripps board of directors, together with members of Scripps’ senior management and representatives of Wells, discussed various matters in connection with the potential business combination transaction, including the status of the ongoing negotiations between senior members of the managements of Scripps and Journal. Senior management reviewed with the Scripps board major terms of the proposed transaction, regulatory matters, and the proposed management, governance and capital structure of Scripps and Journal Media Group following the closing of the potential transactions. Representatives of Wells reviewed with the Scripps board various preliminary financial analyses regarding the potential transaction.

Also on June 25, 2014, members of the senior managements of Journal and Scripps met telephonically to discuss matters relating to the content and production of Journal Media Group’s financial statements, SEC disclosure requirements related to the proposed transaction and general due diligence matters.

On June 26, 2014, Mr. Smith met with Mr. Boehne and Ms. Knutson by telephone to discuss the possible treatment of Journal’s outstanding equity awards as a result of the transaction.

On June 27, 2014, Scripps engaged Deloitte to conduct financial and tax due diligence with respect to Journal and a potential business combination transaction with Journal.

Also on June 27, 2014, Scripps’ legal advisors delivered to Journal’s legal advisors an initial draft of the master agreement.

From June 27, 2014 until the execution of the master agreement on July 30, 2014, the parties and their respective legal and financial advisors exchanged drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the master agreement and related documents. Significant areas of discussion and negotiation included the structure of the transactions and tax aspects thereof, the allocation of the assets and liabilities between Scripps and Journal Media Group, the exchange ratios, the conditions to each party’s obligation to close the transactions, the scope and degree of the representations and warranties and interim operating covenants, provisions related to the regulatory approval process, potential termination events and fees (including the size of the termination fee payable by either party upon the occurrence of certain events) and terms of provisions allowing, and the circumstances under which, the respective boards of directors could change their recommendation or accept a superior proposal.

On July 1, 2014, Mr. Smith and Mr. Boehne discussed by telephone certain matters associated with the master agreement and Mr. Smith and Brian G. Lawlor, Senior Vice President/Television of Scripps, separately discussed by telephone the television business of Scripps and the television and radio business of Journal, including historical revenue by market, competitive landscape, leadership teams and future market potential. Also on July 1, 2014, Mr. Smith and Ms. Knutson discussed by telephone possible treatment of Journal’s outstanding equity awards as a result of the transaction.

On July 3, 2014, senior members of the managements of Journal and Scripps met by telephone to discuss ongoing due diligence and the terms and structure of the potential transaction. Also on July 3, 2014, Wells executed an engagement letter with Scripps to serve as its financial advisor in connection with a potential business combination transaction with Journal.

On July 8, 2014, at a regularly scheduled meeting, at which members of Journal senior management and representatives of Foley and Methuselah were present, the Journal board discussed various matters in connection with the potential transactions. At the meeting, the Journal board of directors was updated regarding the due diligence process and certain financial aspects and other terms of the potential transactions.

On July 9, 2014, Mr. Smith and Mr. Boehne discussed by telephone an update of Journal’s review of the potential transactions.

On July 10, 2014, representatives of senior management of Scripps and Journal met by telephone to discuss matters regarding communications and timing in connection with the potential transactions.

During the week of July 22, 2014, senior management of Journal and Scripps finalized the terms of the post-closing equity ownership of Journal and Scripps, including the newspaper and broadcast exchange ratios that would determine the initial economic ownership that Journal shareholders would receive in each of Journal Media Group and Scripps in connection with the proposed transaction and that Scripps shareholders would receive in Journal Media Group.

On July 23, 2014, at a special meeting, the Journal board, together with members of Journal senior management and representatives of Foley and Methuselah, discussed various matters in connection with the potential transactions. The Journal board of directors discussed, among other matters, tax and financial due diligence, drafts of the proposed master agreement, tax matters agreements and employee matters agreement, certain open points of negotiation in such draft agreements and certain financial aspects of the proposed transaction. Representatives of Foley reviewed with the Journal board of directors certain matters under Wisconsin law, including the board’s fiduciary duties in connection with its evaluation of the potential transactions, provided a detailed summary of the draft master agreement and related agreements and discussed with the Journal board certain open points of negotiation in the draft agreements, including the termination events and the size of the termination fee. Methuselah updated the Journal board of directors regarding certain financial aspects and other terms of the potential transactions, including the financial terms of the consideration, the structure of the transactions, the proposed management and governance structure of Journal Media Group and Scripps following the closing of the transactions and certain conditions to the closing of the potential transactions.

On July 25, 2014, at a special meeting, the Journal board, together with members of Journal senior management, discussed various matters in connection with the potential transactions, including updates on the due diligence process and the status of negotiations of the potential transactions.

Also on July 25, 2014, Mr. Smith and Mr. Boehne discussed by telephone an update of Journal’s review of the potential transactions.

During the afternoon of July 25, 2014, at a special telephonic meeting, the Scripps board of directors, together with members of the Scripps senior management and representatives of Wells, discussed various matters in connection with the potential business combination transaction, including the proposed master agreement, the tax matters agreements and employee matters agreement, the material open points of negotiation and possible resolution thereof, preliminary business integration and management framework, and a draft set of resolutions to approve the transactions at the board level and recommend approval thereof to Scripps shareholders. Also at this meeting, representatives of Wells reviewed with the Scripps board of directors Wells’ financial analysis of the Scripps newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger.

During the afternoon of July 30, 2014, at a special telephonic meeting, the Scripps board of directors, together with members of the Scripps senior management and representatives of Wells, discussed various matters in connection with the potential transaction, including a summary of material terms in the master agreement, a summary of the proposed resolution to certain open items of negotiation, a preliminary summary of expected costs, and a set of resolutions to approve the transactions at the board level and recommend approval thereof to Scripps shareholders. Also at this meeting, representatives of Wells reviewed with the Scripps board Wells’ financial analysis of the Scripps newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger. Wells rendered to the Scripps board of directors an oral opinion, confirmed by delivery of written opinions dated July 30, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells in connection with the opinions, the experience of its investment bankers and other factors it deemed relevant, (i) the broadcast exchange ratio pursuant to the master agreement was fair, from a financial point of view, to Scripps and (ii) the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement was fair, from a financial point of view, to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off. Following discussion by the directors of the terms of the master agreement and the related agreements, and taking into account the factors described under “Scripps’ Reasons for the Transactions and Recommendations of Scripps’ Board of Directors,” the Scripps board of directors unanimously determined that the master agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of Scripps and its shareholders.

During the afternoon of July 30, 2014, at a special telephonic meeting, the Journal board, together with members of the Journal senior management and representatives of Foley and Methuselah, met to review and discuss various matters in connection with the potential transactions. The Journal board of directors discussed, among other matters, the proposed master agreement, tax matters agreements and employee matters agreement, certain financial aspects of the proposed transactions, the Journal and Scripps draft joint press release announcing the transactions and draft resolutions to approve and recommend the transactions to Journal shareholders. Representatives of Foley again reviewed certain matters under Wisconsin law, including the board’s fiduciary duties in connection with its evaluation of the proposed transactions. Also at this meeting, Methuselah reviewed with the Journal board of directors Methuselah’s financial analysis of the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger and rendered to the Journal board of directors an oral opinion, confirmed by delivery of a written opinion dated July 30, 2014, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger, viewed as a single integrated transaction, were fair, from a financial point of view, to holders of Journal common stock collectively as a group. A representative of Journal’s management then discussed the tax and financial due diligence conducted. Representatives of Foley again summarized the key terms of the master agreement and related agreements and discussed with the Journal board the resolution of certain open points of negotiation in the agreements. Following extensive discussion by the directors of the terms of the master agreement and related agreements and taking into account the factors described under “-Journal’s Reasons for the Transactions and Recommendations of Journal’s Board of Directors,” the Journal board of directors unanimously determined that the master agreement and the transactions are advisable and fair to and in the best interests of Journal and its shareholders and approved the master agreement and the transactions and recommended that Journal shareholders approve and adopt the Journal spin-off proposal and the Journal merger proposal.

Following the Journal and Scripps board of directors meetings, Mr. Smith and Mr. Boehne informed each other of the favorable action taken by their respective board of directors.

During the evening of July 30, 2014, following the closing of trading on the New York Stock Exchange, the appropriate parties entered into the master agreement, the tax matters agreements and the employee matters agreement, and Journal and Scripps issued a joint press release announcing the transactions.

Scripps’ Reasons for the Transactions and Recommendation of Scripps’ Board of Directors

The Scripps Board of Directors, after consulting with its legal, financial and other advisors, unanimously determined that the transactions are advisable and fair to and in the best interests of Scripps and its shareholders. Accordingly, the Scripps board has approved the transactions and recommends that the holders of Scripps common voting shares approve the proposals to be presented at the special meeting. The Scripps board considered a number of factors in making its determination, including the following.

Shared Mission and Values. Scripps and Journal share a common mission and common values for providing excellent, local, differentiated news and information to the communities they serve. The companies do that with integrity, excellence, courage, determination, compassion, innovation and fairness. Both current companies share a commitment to quality journalism, making the communities they operate in better places.

Protects Financial Flexibility through a Tax-efficient Transaction. The use of stock rather than cash in the transactions allows Scripps and Journal Media Group to maintain low leverage. Both Scripps and Journal Media Group expect to be well positioned to take advantage of strategic opportunities in the future. The spins are tax free to both Scripps and Journal shareholders. For Scripps, the spin of the newspaper business is a nontaxable event. For Journal, the spin will create a corporate level tax in the range of approximately $25 to $35 million. This liability will be a liability of the subsidiary of Scripps into which Journal will be merged in the broadcast merger. Journal Media Group will get the benefit of the asset basis step-up for the Journal newspaper assets.

Broader Scale. The combined broadcast company will be the fifth largest independent television group in the U.S., reaching approximately 18% of U.S. TV households. The increased size is expected to allow it to obtain greater retransmission revenue, increase its share of national, political and digital advertising revenue, obtain favorable syndicated programming arrangements, roll out its digital and in-house programming strategies across a broader footprint and generally obtain greater operating synergies.

Increased Focus. The combined pure-play newspaper company will have a focused team to assist it to stay competitive in the local markets and to navigate the ongoing transformation of the newspaper industry. This company will have no initial funded debt and no significant unfunded qualified pension liabilities, allowing it the potential to grow through investments or acquisitions. Separation of the broadcast media and print media businesses also allows each business to pursue its own strategies and compensate its officers and employees competitively in their respective industries.

Relieving Regulatory Restrictions. Separating the newspaper and broadcast assets allows each ongoing company to pursue strategic acquisitions in certain markets unencumbered by the current cross-ownership restrictions.

Diversification. On a standalone basis, Scripps has 21 broadcast television stations in 14 markets, with 11 stations affiliated with ABC, 3 stations affiliated with NBC, 1 MyNetwork affiliate, 5 stations affiliated with Azteca America and 1 independent station. The majority of Scripps’ stations are located in the southeast, midwest and southwest. Effective with the closing, the combined broadcast company will have 34 television stations in 24 markets and 35 radio stations in 8 markets (5 radio markets overlap with the television markets for a total of 27 distinct markets).

Digital Strategy. With the increased scale in the broadcast company, Scripps has the opportunity to leverage its digital strategy across a broader footprint, taking advantage of the scale that affords. It will remain committed to developing market-leading digital media brands in each of the television and radio markets through the deployment of best-in-class web, mobile and over-the-top television products. The broadcast company will continue to be highly experimental with new business models around paid content and bundles, loyalty programs and consumer data. It will continue to look for opportunities to build or buy into businesses that fit within its mission, while allowing it to tackle audiences and ecosystems where it might profit from the disruption. The newspaper company intends to further develop its relationship with consumers, particularly around bundles and sharing best practices and knowledge among its publications as it navigates the ongoing transformation of the publishing business.

Expected Synergies. There are expected to be approximately $35 million of combined synergies, reflecting both companies’ ability to operate with a more efficient cost structure. The transaction is expected to be accretive to free cash flow and create long-term value for shareholders

The following factors were considered by the Scripps’ Board of Directors in their determination and recommendation:

•	the extensive analysis, due diligence and interaction with Journal management, all of which informed management’s recommendation of these proposed transactions;

•	lengthy discussions and question and answer sessions with Wells Fargo Securities acting as the company’s financial advisor;

•
the opinion of Wells Fargo Securities as to the fairness, from a financial point of view, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement (see “The Transactions - Opinions of Scripps Financial Advisor ” beginning on page [•] of this joint proxy statement/prospectus),

•	the estimated resulting respective shareholder ownership percentages and the fixed nature of the ownership ratios, which will not be subject to changing market prices;

•	the fact that the Scripps family would have continuing control of the broadcast company;

•	the one time cash dividend of $60.0 million to Scripps shareholders;

•	the continuation of Rich Boehne as Chairman and CEO of Scripps;

•
the strong support of the Scripps family, with approval of an amendment to the family agreement to exclude the shares of Journal Media Group common stock acquired by family shareholders from being subject to the Family Agreement;

•	termination fee provisions including a termination fee in lieu of specific performance, sufficient in the view of the Board of Directors to provide incentive to complete the transactions;

•	the Board of Directors’ belief that the transactions result in two strong, economically-sustainable businesses more focused on their respective industries;

•	the fact that Tim Stautberg has agreed to be the President and Chief Executive Officer of Journal Media Group;

•	the stock-for-stock structure, which provides financial flexibility to pursue strategic goals and objectives, including potential future acquisitions; and

•	the high likelihood of the deal closing due to the small amount of anticipated regulatory issues and lack of market overlap.

These advantages were weighed against the following negative factors:

•	the inherent execution risk due to the length of time required for regulatory and other approvals;

•	the risk that the expected synergies may not be fully realized;

•	the risk that shareholders may threaten the consummation of the deal or that others may submit superior offers;

•	the inherent risk that market conditions may change, causing actual results to differ from projections;

•	the fact that there will be substantial costs incurred in conjunction with these transactions; and

•	the fact that there will be management attention focused on these transactions for a lengthy period of time away from ongoing operations.

With the assistance of its legal, financial and other advisors, Scripps conducted a review of the newspaper mergers and the other alternatives available to it, including maintaining the status quo or selling part or all of its newspaper business. Scripps’ Board of Directors determined to pursue the transactions rather than any of the potential alternatives.

The discussion above of the factors considered by the Scripps Board of Directors is not meant to be exhaustive but is believed to include all material factors that the board considered. The Scripps Board of Directors did not quantify or attach any particular weight to the various factors that it considered, and views its decision as being based on the totality of the information it considered. In the judgment of Scripps’ Board of Directors, the benefits of the transactions outweigh the potential risks and costs described above.

Opinions of Scripps’ Financial Advisor

For purposes of this description of the opinions of Scripps’ financial advisor, we refer to the:

•
“Scripps newspaper exchange ratio” as the 0.2500 of a share of Journal Media Group common stock to be issued in the Scripps newspaper merger for each share of Scripps Spinco common stock received by Scripps shareholders in the Scripps newspaper spin-off; and

•	“broadcast exchange ratio” as the issuance by Scripps pursuant to the broadcast merger of 0.5176 of a Scripps class A common share to Journal shareholders for each share of Journal common stock.

Scripps retained Wells Fargo Securities to act as its financial advisor in connection with a possible transaction involving Scripps and Journal. In connection with this engagement, the Board of Directors of Scripps requested that Wells Fargo Securities provide its opinion as to the fairness, from a financial point of view, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement. In selecting Wells Fargo Securities as its financial advisor, Scripps considered, among other things, the fact that Wells Fargo Securities is a widely recognized investment banking firm with substantial experience advising companies in the media and communications industry and has familiarity with Scripps and Journal and has substantial experience providing strategic advisory services in similar transactions. Wells Fargo Securities, as part of its investment banking business, is continuously engaged in the evaluation of businesses and debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, and general corporate advisory services.

On July 30, 2014, Wells Fargo Securities delivered written opinions to the Board of Directors of Scripps to the effect that, as of July 30, 2014, and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with the opinions, the experience of its investment bankers and other factors it deemed relevant, (i) the broadcast exchange ratio pursuant to the master agreement was fair, from a financial point of view, to Scripps and (ii) the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement was fair, from a financial point of view, to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off. The issuance of the opinions of Wells Fargo Securities was approved by an authorized committee of Wells Fargo Securities.

The full text of the written opinions of Wells Fargo Securities sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with such opinions. This written opinions are attached as Annex D to this joint proxy statement/prospectus and are incorporated by reference in their entirety into this joint proxy statement/prospectus. The following summary is qualified in its entirety by reference to the full text of the opinions. Wells Fargo Securities provided its opinions for the information and use of the Board of Directors of Scripps in connection with its evaluation of the transactions. Wells Fargo Securities’ opinions did not and do not constitute a recommendation as to how any holder of shares of Scripps common voting shares should vote with respect to the issuance of shares of Scripps class A common shares in the broadcast merger pursuant to the transactions and the master agreement or any other matter.

In arriving at its opinions, Wells Fargo Securities, among other things:

•	Reviewed a draft, dated July 29, 2014, of the master agreement, including the financial terms thereof;

•
Reviewed certain business, financial and other information regarding Journal, Journal’s newspaper business (the “Journal newspaper business”) and Journal’s television and radio broadcast business (the “Journal broadcast business”) that was publicly available or was furnished to Wells Fargo Securities by Journal or Scripps;

•	Reviewed certain financial projections for Journal, the Journal newspaper business and the Journal broadcast business prepared by the management of Journal;

•	Reviewed certain financial projections for Journal, the Journal newspaper business and the Journal broadcast business prepared by the management of Scripps (the “Journal projections”);

•
Discussed with the managements of Journal and Scripps the operations and prospects of Journal, the Journal newspaper business and the Journal broadcast business, including the historical financial performance and trends in the results of operations of Journal, the Journal newspaper business and the Journal broadcast business;

•
Reviewed certain business, financial and other information regarding Scripps, Scripps’ newspaper business (the “Scripps newspaper business”) and Scripps’ television broadcast business (the “Scripps broadcast business”) that was publicly available or was furnished to Wells Fargo Securities by Scripps;

•	Reviewed certain financial projections for Scripps, the Scripps newspaper business and the Scripps broadcast business prepared by the management of Scripps (the “Scripps projections”);

•
Discussed with the management of Scripps the operations and prospects of Scripps, the Scripps newspaper business and the Scripps broadcast business, including the historical financial performance and trends in the results of operations of Scripps, the Scripps newspaper business and the Scripps broadcast business;

•	Reviewed certain projections of the synergies and cost savings expected to result from the broadcast merger prepared by the management of Scripps (the “broadcast synergies projections”);

•	Reviewed certain projections of the synergies and cost savings expected to result from the Newspaper Mergers prepared by the management of Scripps (the “newspaper synergies projections”);

•	Discussed with the management of Scripps the strategic rationale for the transactions;

•
Compared certain business, financial and other information regarding Journal, the Journal newspaper business, the Journal broadcast business, Scripps, the Scripps newspaper business and the Scripps broadcast business that was publicly available or was furnished to Wells Fargo Securities by the respective managements of Journal and Scripps with publicly available business, financial and other information regarding certain publicly traded companies that Wells Fargo Securities deemed relevant;

•	Compared selected proposed financial terms of the master agreement with the financial terms of certain other business combinations and transactions that Wells Fargo Securities deemed relevant;

•
Prepared a discounted cash flow analysis of the Journal newspaper business and the Journal broadcast business based upon the Journal projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps;

•
Prepared a discounted cash flow analysis of the Scripps newspaper business and the Scripps broadcast business based upon the Scripps projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps; and

•	Considered other information such as financial studies, analyses and investigations, as well as financial, economic and market criteria that Wells Fargo Securities deemed relevant.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to it, including all accounting, tax and legal information, and Wells Fargo Securities did not make (and did not assume any responsibility for) any independent verification of such information. Wells Fargo Securities assumed, with the consent of the Board of Directors of Scripps, that neither the management of Journal nor of Scripps was aware of any facts or circumstances that would make such information inaccurate or misleading in any way meaningful to the analysis of Wells Fargo Securities. With respect to the financial forecasts and estimates utilized in Wells Fargo Securities’ analyses, including the Journal projections, the Scripps projections, the broadcast synergies projections and the newspaper synergies projections, Wells Fargo Securities assumed, with the consent of the Board of Directors of Scripps, that they were reasonably prepared and reflected the best current estimates, judgments and assumptions of the management of Scripps as to the future financial performance of Journal, the Journal newspaper business, the Journal broadcast business, Scripps, the Scripps newspaper business and the Scripps broadcast business and the synergies expected to result from the transactions. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, such forecasts or estimates or the judgments or assumptions upon which they are based. Wells Fargo Securities also assumed that there were no material changes in the condition (financial or otherwise), results of operations, business or prospects of Journal, the Journal newspaper business, the Journal broadcast business, Scripps, the Scripps newspaper business or the Scripps broadcast business since the date of the last financial statements provided to Wells Fargo Securities. In arriving at its opinions, Wells Fargo Securities did not conduct any physical inspection or appraisals of the assets or liabilities (contingent or otherwise) of Journal, the Journal newspaper business, the Journal broadcast business, Scripps, the Scripps newspaper business or the Scripps broadcast business.

In rendering its opinions, Wells Fargo Securities assumed, with the consent of the Board of Directors of Scripps, that the final form of the master agreement, when signed by the parties thereto, would not differ from the draft reviewed by it in any respect material to its analysis or opinion, that the transactions and financings contemplated to be undertaken by Scripps in connection with the transactions would be consummated in accordance with the terms described in the master agreement and in compliance with all applicable laws, without waiver, modification or amendment of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the transactions or such contemplated financings, no delays, limitations, conditions or restrictions would be imposed or actions would be taken that would have an adverse effect on Journal, the Journal newspaper business, the Journal broadcast business, Scripps, the Scripps newspaper business or the Scripps broadcast business or the expected benefits of the transactions in any way meaningful to Wells Fargo Securities’ analysis. Wells Fargo Securities’ opinions were necessarily based on economic, market, financial and other conditions and the information made available to it as of the date hereof. Although subsequent developments may affect these opinions, Wells Fargo Securities does not have any obligation to update, revise or reaffirm these opinions.

Wells Fargo Securities’ opinions only address the fairness, from a financial point of view, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement, in each case, to the extent expressly specified in its opinions, and does not address any other terms or aspects of the transactions, including, without limitation, the form or structure of the transactions, any tax or accounting matters relating to the transactions, the allocation of the consideration in the broadcast merger between the holders of shares of Journal class A common stock and the holders of shares of Journal class B common stock or otherwise, any financing arrangements or any aspect or implication of any other agreement or arrangement entered into in connection with or contemplated by the transactions or otherwise. In addition, Wells Fargo Securities’ opinions do not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the transactions, or class of such persons, relative to the broadcast exchange ratio or otherwise. Wells Fargo Securities’ opinions do not express any opinion as to the prices at which shares of Journal Media Group common stock, Scripps class A common shares or Journal class A common stock will trade at any time. Wells Fargo Securities’ opinions do not address the merits of the underlying decision by Scripps to enter into the master agreement or the relative merits of the transactions or contemplated financings compared with other business strategies or transactions available or that have been or might be considered by the management or the Board of Directors of Scripps or in which Scripps might engage.

In connection with rendering its opinions, Wells Fargo Securities performed certain financial, comparative and other analyses as summarized below. This summary is not a complete description of the financial analyses performed and factors considered in connection with such opinions. In arriving at its opinions, Wells Fargo Securities made its determinations as to the fairness, from a financial point of view, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement, in each case, on the basis of various financial and comparative analyses taken as a whole. The preparation of a financial opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to summary description.

In arriving at its opinions, Wells Fargo Securities did not attribute any particular weight to any single analysis or factor considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered and in the context of the circumstances of the particular transaction. Accordingly, the analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying such opinions. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary. No company, business or transaction reviewed is identical to Journal or Scripps or the transactions. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

In performing its analyses, Wells Fargo Securities considered industry performance, general business and economic conditions and other matters existing as of July 25, 2014, many of which are beyond the control of Journal and Scripps. None of Journal, Scripps or Wells Fargo Securities or any other person assumes responsibility if future results are different from those discussed whether or not any such difference is material. Any estimates contained in these analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, the following analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses provided on July 30, 2014 to the Board of Directors of Scripps by Wells Fargo Securities in connection with its opinions. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses.

Broadcast Ownership Analysis

Financial Analyses of the Scripps Broadcast Business

Selected Publicly Traded Companies Analysis. Using publicly available information, equity research, and the Scripps projections, Wells Fargo Securities compared certain financial and other information and financial multiples relating to the Scripps broadcast business to corresponding financial and other information and financial multiples (pro forma for all announced and closed acquisitions) for certain publicly traded television companies that Wells Fargo Securities, using its professional judgment and expertise, deemed comparable to the Scripps broadcast business. Although none of these companies are directly comparable to the Scripps broadcast business in all respects, Wells Fargo Securities selected these companies because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of the Scripps broadcast business. The companies included in the selected publicly traded companies analysis for the Scripps broadcast business were:

•	Gray Television, Inc.

•	Media General, Inc.

•	Nexstar Broadcasting Group, Inc.

•	Sinclair Broadcast Group, Inc.

Wells Fargo Securities reviewed, among other information, enterprise values of the selected companies, calculated as market value of equity based on closing stock prices on July 25, 2014, plus face value of net debt, capital leases, preferred stock, and minority interest, as a multiple of the average of calendar year 2014 and calendar year 2015 estimated earnings before interest, taxes, depreciation, and amortization, which is referred to in this joint proxy statement/prospectus as “EBITDA.” Wells Fargo Securities also reviewed adjusted enterprise values of the selected companies, calculated as enterprise values as defined above plus underfunded pension and other post-retirement plan liabilities, as a multiple of the average of calendar year 2014 and calendar year 2015 estimated earnings before interest, taxes, depreciation, amortization, and pension and other post-retirement plan expense, which is referred to in this joint proxy statement/prospectus as “EBITDAP.”
Based on these analyses and utilizing its professional judgment and experience, Wells Fargo Securities then applied selected ranges of enterprise value to the average of calendar year 2014 and calendar year 2015 estimated EBITDA multiples and EBITDAP multiples, respectively, of 9.5x to 10.75x, derived from the analyses of the selected companies, to the Scripps broadcast business’ average of calendar year 2014 and calendar year 2015 estimated EBITDA and EBITDAP, respectively. Financial data of the selected companies were based on public filings, equity research, and common stock closing prices on July 25, 2014. Financial data of the Scripps broadcast business were based on the Scripps projections, net debt as of June 30, 2014 pro forma for the Scripps special dividend and underfunded pension and other post-retirement plan liabilities as of December 31, 2013, common stock closing prices on July 25, 2014, and other publicly available information. Based upon the Scripps broadcast business’ average of calendar year 2014 and calendar year 2015 estimated EBITDA and EBITDAP, respectively, assuming fully diluted shares outstanding of 58.914 million, this analysis indicated an implied per share equity reference range for the Scripps broadcast business of $12.54 to $14.56 and $12.43 to $14.57, respectively.
Discounted Cash Flow Analysis. Wells Fargo Securities conducted a discounted cash flow analysis for the Scripps broadcast business for the purpose of determining an implied fully diluted equity value per share as of June 30, 2014. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by assets and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future unlevered free cash flows from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period. Wells Fargo Securities calculated the value of the unlevered free cash flows that the Scripps broadcast business is expected to generate from July 1, 2014 through December 31, 2019 based on the Scripps projections. Wells Fargo Securities also calculated a range of terminal values for the Scripps broadcast business at the end of the five and a half year period ending December 31, 2019 by applying terminal multiples ranging from 9.50x to 10.75x, selected based on Wells Fargo Securities’ experience and professional judgment, to the average of calendar year 2019 and calendar year 2020 estimated EBITDAP. The unlevered free cash flows and range of terminal values were then discounted to present value using a range of discount rates from 7.50% to 9.25%, which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of the weighted average cost of capital of the Scripps broadcast business and comparable companies which Wells Fargo Securities deemed to be relevant to its analysis, to arrive at a range of illustrative enterprise values of the Scripps broadcast business. Wells Fargo Securities then adjusted the range of illustrative enterprise values of the Scripps broadcast business by subtracting net debt as of June 30, 2014 pro forma for the Scripps special dividend, underfunded pension and other post-retirement plan liabilities as of December 31, 2013, to arrive at a range of implied equity values for the Scripps broadcast business. Wells Fargo Securities then divided this range of implied equity values by the number of fully diluted shares outstanding of 58.914 million to arrive at an implied per share equity reference range for the Scripps broadcast business of $24.36 to $29.81.
Financial Analyses of the Journal Broadcast Business
Selected Publicly Traded Companies Analysis. Using publicly available information and the Journal projections, Wells Fargo Securities compared certain financial and other information and financial multiples (pro forma for all announced and closed acquisitions) relating to the Journal broadcast business to corresponding financial and other information and financial multiples for certain publicly traded television and radio companies that Wells Fargo Securities, using its professional judgment and expertise, deemed comparable to the Journal broadcast business. Although none of these companies is directly comparable to the Journal broadcast business in all respects, Wells Fargo Securities selected these companies because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of the Journal broadcast business. The television broadcasting and radio broadcasting companies included in the selected publicly traded companies analysis for the Journal broadcast business were:
Television Broadcasting:

•	Gray Television, Inc.

•	Media General, Inc.

•	Nexstar Broadcasting Group, Inc.

•	Sinclair Broadcast Group, Inc.

Radio Broadcasting:

•	Beasley Broadcast Group, Inc.

•	Cumulus Media Inc.

•	Entercom Communications Corp.

•	Radio One, Inc.

•	Saga Communications, Inc.

•	Salem Communications Corporation

Wells Fargo Securities reviewed, among other information, enterprise values of the selected companies, calculated as market value of equity based on closing stock prices on July 25, 2014, plus face value of net debt, capital leases, preferred stock, and minority interest, (i) in the case of the selected television broadcasting companies, as a multiple of the average of calendar year 2014 and calendar year 2015 estimated EBITDA, and as a multiple of the average of calendar year 2014 and calendar year 2015 estimated EBITDAP, and (ii) in the case of the selected radio broadcasting companies, as a multiple of calendar year 2014 estimated EBITDA.
Based on these analyses and utilizing its professional judgment and experience, Wells Fargo Securities then applied selected ranges of enterprise value to the average of calendar year 2014 and calendar year 2015 estimated EBITDA and EBITDAP multiples of 9.5x to 10.75x, derived from the analyses of the selected companies, to the Journal Television broadcast business’ average of calendar year 2014 and calendar year 2015 estimated EBITDA and EBITDAP, and selected ranges of enterprise value to calendar year 2014 EBITDA multiples of 8.0x to 9.0x, derived from the analyses of the selected companies, to the Journal Radio broadcast business’ calendar year 2014 estimated EBITDA. Financial data of the selected companies were based on public filings, equity research, and common stock closing prices on July 25, 2014. Financial data of the Journal broadcast business were based on the Journal projections, net debt as of June 30, 2014 per Scripps management pro forma for the $10 million cash contribution to Journal Media Group, certain underfunded pension and other post-retirement plan liabilities as of December 31, 2013, common stock closing prices on July 25, 2014 and other publicly available information. Based upon the Journal broadcast business’ calendar year 2014 and calendar year 2015 estimated EBITDA and EBITDAP, this analysis indicated an implied per share equity reference range for the Journal broadcast business of $9.63 to $11.31 and $9.03 to $10.77, respectively.
Selected Transactions Analysis. Utilizing publicly available information and equity research, Wells Fargo Securities analyzed certain information relating to the following selected transactions involving television and radio companies announced since January 2013. Although none of the companies involved in the selected transactions are directly comparable to the Journal broadcast business in all respects, nor are any of the selected transactions directly comparable to the broadcast merger in all respects, Wells Fargo Securities chose the transactions in the selected transactions analysis because the companies that participated in the selected transactions are companies with results, market size or operations that, for the purposes of analysis, may be considered similar to certain of the results, market size or operations of the Journal broadcast business.

Target (Television)	Acquiror	Announcement Date
London Broadcasting Company	Gannett Co.	May 14, 2014
LIN Media	Media General	March 21, 2014
Granite Broadcasting	Quincy	February 11, 2014
Gannett Co.	Meredith	December 23, 2013
Hoak Media	Gray Television	November 20, 2013
Allbritton Communications	Sinclair Television Group	July 29, 2013
LocalTV	Tribune	July 1, 2013
Belo Corporation	Gannett Co.	June 13, 2013
Media General	New Young Broadcasting	June 6, 2013
Communications Corp. of America	Nexstar Broadcasting Group	April 24, 2013
Fisher Communications	Sinclair Broadcasting	April 11, 2013
Barrington Broadcasting Group	Sinclair Broadcasting	February 28, 2013

Target (Radio)	Acquiror	Announcement Date
Wilks Broadcast Group	Steel City Media	June 12, 2014
South Central Communications	Midwest Communications	May 28, 2014
Qantum Communications	Connoisseur Media	May 14, 2014
Three Eagles Communications	Digity, LLC (Palm Beach Broadcasting)	May 5, 2014
Main Line Broadcasting	Alpha Media	April 17, 2014
YMF Media (Yucaipa / Fortress Funds)	Emmis Communications	February 11, 2014
Cumulus Media Inc.	Merlin Media	January 3, 2014
Border Media Business Trust	L&L Broadcasting	October 14, 2013
NextMedia Group, Inc.	Digity (Palm Beach Broadcasting)	October 10, 2013
Cumulus Media	Townsquare Media	August 30, 2013
Sandusky Radio	Hubbard Broadcasting	July 16, 2013
Cox Enterprises	Connoisseur Media	February 13, 2013
Cox Enterprises	Summit Media Corp	February 12, 2013

For each of the selected transactions, some of which are select assets of the target company and not the whole company, Wells Fargo Securities reviewed and analyzed, among other things, transaction value, (i) in the case of the selected television broadcasting transactions, as a multiple of the average of the target company’s estimated one year back- and one year forward-EBITDA, and (ii) in the case of the selected radio broadcasting transactions, as a multiple of the target company’s latest 12 months EBITDA, or, where such information was unavailable, as a multiple of the target company’s estimated EBITDA as provided in news articles and third party industry databases, such as SNL Kagan. Based on these analyses and utilizing its professional judgment and experience, Wells Fargo Securities then applied a selected range of EBITDA multiples of 9.5x to 12.0x derived from the selected transactions to the Journal Television broadcast business’ average of calendar year 2014 and calendar year 2015 estimated EBITDA, and a selected range of EBITDA multiples of 7.5x to 8.5x derived from the selected transactions to the Journal Radio broadcast business’ calendar year 2014 estimated EBITDA. Financial data of the selected transactions were based on public filings and other publicly available information at the time of announcement of the relevant transaction. Financial data of the Journal broadcast business were based on the Journal projections, net debt as of June 30, 2014 per Scripps management pro forma for the $10 million cash contribution to Journal Media Group, public filings and other publicly available information. This analysis indicated an implied per share equity reference range for Journal broadcast business of $9.47 to $12.51.
Discounted Cash Flow Analysis. Wells Fargo Securities conducted a discounted cash flow analysis for the Journal broadcast business for the purpose of determining an implied fully diluted equity value per share as of June 30, 2014. Wells Fargo Securities calculated the value of the unlevered free cash flows that the Journal broadcast business is expected to generate from July 1, 2014 through December 31, 2019 based on the Journal projections. Wells Fargo Securities also calculated a range of terminal values for the Journal broadcast business at the end of the five and a half year period ending December 31, 2019 by applying terminal multiples ranging from 9.20x to 10.50x, selected based on Wells Fargo Securities’ experience and professional judgment, to blended estimated 2019/2020 EBITDAP. The unlevered free cash flows and range of terminal values were then discounted to present value using a range of discount rates from 7.6% to 9.4%, which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of the weighted average cost of capital of the Journal broadcast business and comparable companies which Wells Fargo Securities deemed to be relevant to its analysis, to arrive at a range of illustrative enterprise values of the Journal broadcast business. Wells Fargo Securities then adjusted the range of illustrative enterprise values of the Journal broadcast business by subtracting net debt as of June 30, 2014 per Scripps management pro forma for the $10 million cash contribution to Journal Media Group and certain underfunded pension and other post retirement plans as of December 31, 2013 to arrive at a range of implied equity values for the Journal broadcast business. Wells Fargo Securities then divided this range of implied equity values by the number of fully diluted shares outstanding of 51.106 million to arrive at an implied per share equity reference range for the Journal broadcast business of $11.30 to $14.08.
Relative Ownership Analysis. A relative ownership analysis measures each of the merging companies’ relative equity values to selected historical and projected operating metrics on a per share exchange ratio basis. In assessing the relative ownership analysis, Wells Fargo Securities derived values for each of the Journal broadcast business and Scripps broadcast business using the valuation methodologies, including the selected public companies analysis, selected transaction analysis, and discounted cash flow analysis, set forth above. Each of these methodologies was used to generate implied valuation ranges for the Journal broadcast business and the Scripps broadcast business. The low end of the implied exchange ratio of Journal common stock into Scripps class A common shares in the broadcast merger was calculated using the Journal broadcast business’ lowest implied equity value for the relevant metric over the Scripps broadcast business’ highest implied equity value for the relevant metric; the high end of the implied exchange ratio is calculated using the Journal broadcast business’ highest implied equity value for the relevant metric over the Scripps broadcast business’ lowest implied equity value for the relevant metric. The following table outlines the implied broadcast exchange ratios derived using each of these methodologies.

Exchange Ratio Range
	Low	High
Selected Public Companies Analysis
Scripps broadcast business 2014E/2015P EBITDAP Journal broadcast business 2014E/2015P EBITDAP	0.6199x	0.8665x
Scripps broadcast business 2014E/2015P EBITDA Journal broadcast business 2014E/2015P EBITDA	0.6613x	0.9019x

Scripps Public Companies Analysis/Journal Selected Transactions Analysis
Scripps broadcast business 2014E/2015P EBITDA Journal broadcast business 2014E/2015P EBITDA	0.6504x	0.9975x

Discounted Cash Flow Analysis
Scripps broadcast business Journal broadcast business	0.3791x	0.5779x

Newspaper Ownership Analysis
Financial Analyses of the Scripps Newspaper Business
Selected Publicly Traded Companies Analysis. Using publicly available information and the Scripps projections, Wells Fargo Securities compared certain financial and other information and financial multiples relating to the Scripps newspaper business to corresponding financial and other information and financial multiples for certain publicly traded newspaper companies that Wells Fargo Securities, using its professional judgment and expertise, deemed comparable to the Scripps newspaper business. Although none of these companies are directly comparable to the Scripps newspaper business in all respects, Wells Fargo Securities selected these companies because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of the Scripps newspaper business. The companies included in the selected publicly traded companies analysis for the Scripps newspaper business were:

•	A. H. Belo Corporation

•	Lee Enterprises, Incorporated

•	New Media Investment Group Inc.

•	The McClatchy Company

•	The New York Times Company

Wells Fargo Securities reviewed, among other information, enterprise values of the selected companies, calculated as market value of equity based on closing stock prices on July 25, 2014, plus face value of net debt, capital leases, preferred stock, and minority interest, and less equity investments, as a multiple of calendar year 2014 estimated “EBITDA.”
Based on these analyses and utilizing its professional judgment and experience, Wells Fargo Securities then applied selected ranges of enterprise value/calendar year 2014 estimated EBITDA multiple of 5.0x to 6.5x, derived from the analyses of the selected companies, to the Scripps newspaper business calendar year 2014 estimated EBITDA. Financial data of the selected companies were based on public filings, equity research, and common stock closing prices on July 25, 2014. Financial data of the Scripps newspaper business were based on the Scripps projections, common stock closing prices on July 25, 2014 and other publicly available information. Based upon the Scripps newspaper business calendar year 2014 estimated EBITDA, assuming fully diluted shares outstanding of 58.610 million, this analysis indicated an implied per share equity reference range for Scripps newspaper business of $2.18 to $2.84.
Discounted Cash Flow Analysis. Wells Fargo Securities conducted a discounted cash flow analysis for the Scripps newspaper business for the purpose of determining an implied fully diluted equity value per share as of June 30, 2014. Wells Fargo Securities calculated the value of the unlevered free cash flows that the Scripps newspaper business is expected to generate from July 1, 2014 through December 31, 2019 based on the Scripps projections. Wells Fargo Securities also calculated a range of terminal values for the Scripps newspaper business at the end of the five and a half year period ending December 31, 2019 by applying terminal multiples ranging from 5.00x to 6.50x, selected based on Wells Fargo Securities’ experience and professional judgment, to estimated 2019 EBITDA. The unlevered free cash flows and range of terminal values were then discounted to present value using a range of discount rates from 11.0% to 12.5%, which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of the weighted average cost of capital of the Scripps newspaper business and comparable companies which Wells Fargo Securities deemed to be relevant to its analysis, to arrive at a range of illustrative enterprise values of the Scripps newspaper business. Since the Scripps newspaper business’ illustrative enterprise values are equivalent to its implied equity values per Scripps management’s assumption of zero debt and no qualified underfunded pension liability, Wells Fargo Securities divided this range of implied equity values by the number of fully diluted shares outstanding of 58.610 million to arrive at an implied per share equity reference range for the Scripps newspaper business of $2.33 to $2.85.
Financial Analyses of the Journal Newspaper Business
Selected Publicly Traded Companies Analysis. Using publicly available information and the Journal projections, Wells Fargo Securities compared certain financial and other information and financial multiples relating to the Journal newspaper business to corresponding financial and other information and financial multiples for certain publicly traded newspaper companies that Wells Fargo Securities, using its professional judgment and expertise, deemed comparable to the Journal newspaper business. Although none of these companies are directly comparable to the Journal newspaper business in all respects, Wells Fargo Securities selected these companies because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of the Journal newspaper business. The companies included in the selected publicly traded companies analysis for the Journal newspaper business were:

•	A. H. Belo Corporation

•	Lee Enterprises, Incorporated

•	New Media Investment Group Inc.

•	The McClatchy Company

•	The New York Times Company

Wells Fargo Securities reviewed, among other information, enterprise values of the selected companies, calculated as market value of equity based on closing stock prices on July 25, 2014, plus face value of net debt, capital leases, preferred stock, and minority interest, and less equity investments, as a multiple of calendar year 2014 estimated EBITDA.
Based on these analyses and utilizing its professional judgment and experience, Wells Fargo Securities then applied selected ranges of enterprise value/calendar year 2014 estimated EBITDA multiple of 5.0x to 6.5x, derived from the analyses of the selected companies, to the Journal newspaper business calendar year 2014 estimated EBITDA. Financial data of the selected companies were based on public filings, equity research, and common stock closing prices on July 25, 2014. Financial data of the Journal newspaper business were based on the Journal projections, common stock closing prices on July 25, 2014 and other publicly available information. Based upon the Journal newspaper business calendar year 2014 estimated EBITDA, assuming fully diluted shares outstanding of 51.106 million, this analysis indicated an implied per share equity reference range for Journal newspaper business of $2.41 to $3.08.
Discounted Cash Flow Analysis. Wells Fargo Securities conducted a discounted cash flow analysis for the Journal newspaper business for the purpose of determining an implied fully diluted equity value per share as of June 30, 2014. Wells Fargo Securities calculated the value of the unlevered free cash flows that the Journal newspaper business is expected to generate from July 1, 2014 through December 31, 2019 based on the Journal projections. Wells Fargo Securities also calculated a range of terminal values for the Journal newspaper business at the end of the five and a half year period ending December 31, 2019 by applying terminal multiples ranging from 5.0x to 6.5x, selected based on Wells Fargo Securities’ experience and professional judgment, to estimated 2019 EBITDA. The unlevered free cash flows and range of terminal values were then discounted to present value using a range of discount rates from 11.0% to 12.5%, which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of the weighted average cost of capital of the Journal newspaper business and comparable companies which Wells Fargo Securities deemed to be relevant to its analysis, to arrive at a range of illustrative enterprise values of the Journal newspaper business. Wells Fargo Securities then adjusted the range of illustrative enterprise values of the Journal newspaper business by adding the Journal newspaper business’ net cash of $10 million as of June 30, 2014 pro forma for the $10 million cash contribution to arrive at a range of implied equity values for the Journal newspaper business. Wells Fargo Securities then divided this range of implied equity values by the number of fully diluted shares outstanding of 51.106 million to arrive at an implied per share equity reference range for the Journal newspaper business of $2.09 to $2.50.
Relative Ownership Analysis. In assessing the relative ownership analysis, Wells Fargo Securities derived values for each of the Journal newspaper business and the Scripps newspaper business using the valuation methodologies, including the selected public companies analysis and discounted cash flow analysis, set forth above. Each of these methodologies was used to generate implied Scripps newspaper exchange ratios based on the valuation ranges for the Journal newspaper business and the Scripps newspaper business. For each methodology, the calculation assumed an exchange ratio of Journal Spinco common stock into Journal Media Group common stock in the Journal newspaper merger of 0.1950x, which is the Journal newspaper exchange ratio contemplated in the master agreement. The low end of the implied exchange ratio of Scripps Spinco common stock into Journal Media Group common stock in the Scripps newspaper merger was calculated using the Scripps newspaper business’ lowest implied equity value for the relevant metric over the Journal newspaper business’ highest implied equity value for the relevant metric; the high end of the implied exchange ratio was calculated using the Scripps newspaper business’ highest implied equity value for the relevant metric over the Journal newspaper business’ lowest implied equity value for the relevant metric. The following table outlines the implied Scripps newspaper exchange ratios derived using each of these methodologies.

Exchange Ratio Range
	Low	High
Selected Public Companies Analysis
Scripps newspaper business 2014E EBITDA Journal newspaper business 2014E EBITDA	0.1384x	0.2295x

Discounted Cash Flow Analysis
Scripps newspaper business Journal newspaper business	0.1812x	0.2666x

Other Considerations
Wells Fargo Securities prepared the analyses described above for purposes of providing its opinions to the Board of Directors of Scripps as to the fairness, from a financial point of view, as of July 30, 2014, (i) to Scripps of the broadcast exchange ratio pursuant to the master agreement and (ii) to holders of Scripps common shares who receive shares of Scripps Spinco common stock pursuant to the Scripps newspaper spin-off of the Scripps newspaper exchange ratio in connection with the Scripps newspaper merger pursuant to the master agreement. The type and amount of consideration payable in the transactions were determined through negotiations among the Board of Directors and management of each of Scripps and Journal and their respective financial advisors. Wells Fargo Securities did not recommend any specific consideration to the Board of Directors of Scripps or state that any given consideration constituted the only appropriate consideration for the transactions. The decision to enter into the master agreement was solely that of the Board of Directors of Scripps. As described above, Wells Fargo Securities’ opinions and analyses were only one of many factors taken into consideration by the Board of Directors of Scripps in evaluating the transactions. Wells Fargo Securities’ analyses summarized above should not be viewed as determinative of the views of the Board of Directors or management of Scripps with respect to the transactions.

Miscellaneous
Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Pursuant to an engagement letter between Scripps and Wells Fargo Securities, Scripps agreed to pay Wells Fargo Securities an aggregate fee of $10 million, a portion of which was payable upon delivery of its opinions and the principal portion of which will be payable upon consummation of the transactions. Scripps has also agreed to reimburse certain of Wells Fargo Securities’ expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of the engagement.
Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services in the ordinary course of business, for which Wells Fargo Securities and such affiliates receive customary fees. In that regard, Wells Fargo Securities or its affiliates in the past have provided, currently are providing, and in the future may provide, financial services to Scripps and its affiliates and Journal Media Group and its affiliates, respectively, for which Wells Fargo Securities and such affiliates have received and expect to receive fees, including (i) having acted as exclusive financial advisor to Scripps in connection with its acquisition of two television stations from Granite Broadcasting Corp., (ii) having acted as joint lead arranger and joint book-running manager, and a lender, under Scripps’ $275 million amended and restated revolving credit and term loan facility and (iii) having provided or providing certain treasury management services to Scripps. In addition, Wells Fargo Securities anticipates that it or one of its affiliates will receive fees in connection with the Scripps refinancing. In the ordinary course of business, Wells Fargo Securities and its affiliates may actively trade or hold the securities or financial instruments of Scripps and Journal Media Group for its and their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.
Wells Fargo Securities or its affiliates in the past have provided financial services to Journal and its affiliates for which Wells Fargo Securities and such affiliates have received fees, including having provided certain treasury management services. In the ordinary course of business, Wells Fargo Securities and its affiliates may actively trade or hold the securities or financial instruments of Journal for their respective own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

Journal’s Reasons for the Transactions and Recommendation of Journal’s Board of Directors

At a meeting on July 30, 2014, the Journal Board of Directors unanimously determined that the master agreement and the transactions are advisable and fair to and in the best interests of Journal and its shareholders. Accordingly, the Journal Board of Directors has approved the transactions and recommends that Journal shareholders approve the proposals to be presented at the special meeting, including voting “FOR” the Journal spin-off proposal and “FOR” the Journal merger proposal.

In evaluating the master agreement and the transactions, the Journal Board of Directors consulted with Journal’s senior management and outside legal and financial advisors and, in reaching its determination, considered a number of factors with respect to the transactions, including those matters discussed in “The Transactions - Background of the Transactions” and the factors listed below.
Considerations and Factors Weighing For the Transactions
Strategic Considerations
The Journal Board of Directors considered a number of factors pertaining to the strategic rationale for the transactions, including the following:

•
the Journal Board of Directors’ understanding of the business, operations, financial condition, earnings and prospects of Journal, including Journal’s prospects as an independent company based on its stand-alone business plan;

•	the scope and results of Journal’s due diligence of Scripps, which included a review of historical financial results and projections, existing agreements and legal and other matters;

•
the expectation that the combinations of Journal and Scripps as contemplated by the transactions will result in broader scale and enhanced market valuation by creating two leading, industry-focused, publicly-traded companies, including a television and radio broadcast company that will constitute the fifth-largest independent TV group in the U.S., reaching 27 markets and 18% of U.S. television households and a newspaper publishing company that will be headquartered in Milwaukee and operate in 14 markets;

•
the belief that both Scripps and Journal Media Group will be well-positioned with the financial capacity to make further investments and acquisitions with strong balance sheets and expected net leverage of approximately 2x for Scripps and no initial funded debt at Journal Media Group;

•
the separation of the newspaper and broadcast business will allow each of Scripps and Journal Media Group’s respective management teams to focus on the respective companies’ core industry opportunities and challenges and to pursue strategic initiatives, including acquisitions, in certain markets unencumbered by current FCC cross-ownership restrictions;

•
that there is no duplication of TV markets within the combined TV business and the expectation that the operating profits of the Scripps broadcasting assets would potentially improve from increased retransmission revenue fees in future years as compared to expected increases for Journal’s TV station group on a stand-alone basis;

•
the expectation that the combined broadcast company will have the opportunity to improve TV margins in attractive markets across the U.S., including stations in eight important political states - Arizona, Colorado, Florida, Michigan, Missouri, Nevada, Ohio and Wisconsin;

•	the expectation that the combined broadcast company will become one of the largest owners of ABC-affiliated TV stations in the country by market reach, with 15 ABC affiliates;

•
the expectation that the combined broadcast company will benefit from co-ownership of TV and radio stations in five markets and will be in a position to leverage high-quality journalism and Scripps’ original television programming across a broader geographic station footprint;

•	the expectation that the combined broadcast company will be able to leverage Scripps’ digital investment and strategy across a broader station footprint;

•
the belief that the combined newspaper company will be larger than Journal’s newspaper business and better positioned competitively in the local markets in which it will operate and for the ongoing transformation of the newspaper industry with incremental financial capacity for investments;

•
the combined newspaper entity will include a more geographically diverse portfolio of strong local news and information brands in 14 attractive markets, including Naples, Florida; Florida’s Treasure Coast; Knoxville, Tennessee; Memphis, Tennessee; and Milwaukee, Wisconsin;

•
the combined newspaper entity will begin operations with increased scale, a simplified capital structure, minimal pension liabilities and a balance sheet with $10.0 million of cash and no initial funded debt;

•
Steven J. Smith, the current chairman of the Board of Directors and Chief Executive Officer of Journal, will become the non-executive Chairman of the Board of Journal Media Group and Jason R. Graham, the Senior Vice President of Finance and Chief Financial Officer of Journal, will become the Senior Vice President, Chief Financial Officer and Treasurer of Journal Media Group; and

•
both Journal and Scripps share in common rich histories and a deep commitment to public service through enterprise journalism which will allow the combined entities to build on the respective strong journalistic legacies of Journal and Scripps.

Shareholder Value; Financial Considerations
The Journal Board of Directors considered a number of factors pertaining to the value to be received by Journal shareholders pursuant to the transactions and other financial rationales for the transactions, including the following.

•
the belief that the transactions presented a more favorable opportunity for Journal shareholders than the potential value that might be realized from other strategic alternatives available to Journal, including remaining an independent company or selling the company on a divisional or asset-by-asset basis, given the potential risks and uncertainties associated with pursuing such other strategic alternatives;

•
the consideration to be received for each outstanding share of Journal common stock and other terms of the master agreement resulted from extensive negotiations between Journal and its advisors and Scripps and its advisors, and the belief that the consideration to be received for each outstanding share of Journal common stock represented the highest per share consideration that could be negotiated with Scripps and its advisors;

•
the expected percentage ownership interests to be received by Journal shareholders following consummation of the transactions, and that the number of shares of each of Scripps and Journal Media Group to be received by Journal shareholders is fixed and not subject to downward adjustment or collar mechanisms;

•
the expectation that Journal shareholders will benefit from the expected $35 million of combined synergies and future growth potential and business performance of each of the new entities through the ownership of 31% of the combined broadcasting company and 41% of the combined newspaper company;

•	the expectation that the consideration to be received from the Journal spin-off and the Journal merger will result in tax-free consideration to Journal shareholders;

•	the historical and current market prices of Journal common stock and Scripps common shares;

•	the projected financial results of Journal and Scripps as stand-alone companies and the projected financial results of the combined newspaper entity and the combined broadcast company; and

•
the opinion, dated July 30, 2014, of Methuselah to Journal’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper merger and the broadcast merger, viewed as a single integrated transaction, to holders of Journal common stock collectively as a group, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Methuselah as more fully described in the section entitled “The Transactions - Opinion of Journal’s Financial Advisor.”

Terms of the Master Transaction Agreement and Other Considerations
The Journal Board of Directors considered the terms and conditions of the master agreement and a number of factors pertaining to the transactions, including the following:

•
the terms and conditions of the master agreement, including, but not limited to, the representations and warranties and covenants of the parties, the conditions to closing and the form and structure of the ownership of the combined broadcast company and the combined newspaper company, are fair and reasonable;

•
the terms of the master agreement provide that, under certain circumstances Journal, is permitted to participate in discussions with respect to, and furnish information in connection with, a bona fide alternative transaction proposal that the Journal Board of Directors concludes in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such proposal constitutes or is reasonably likely to result in a superior proposal and that the Journal Board of Directors is permitted to (1) withdraw its approval or recommendation with respect to the master agreement in the event a superior proposal is received and (2) terminate the master agreement in order to accept a superior proposal if, in any of these cases, the Journal Board of Directors determines that a failure to change its recommendation or terminate the master agreement, as applicable, would be reasonably likely to violate its fiduciary duties, subject to compliance with the terms and conditions of the master agreement, which may include the payment of a break-up fee;

•
the break-up fee referred to above is equal to either 2.25% or 2.85% of the equity value of Journal on the day after the announcement of the transactions, each of which is a break-up fee amount that the Journal Board of Directors believed would not preclude other parties from presenting a competing proposal for Journal; and

•
Scripps’ commitment in the master agreement to use its reasonable best efforts to consummate the transactions, including Scripps’ commitment to obtain all regulatory approvals (subject to the terms and conditions of the master agreement).

Considerations and Factors Weighing Against the Transactions

The Journal Board of Directors also identified and considered the potential adverse impact of other factors weighing negatively against the transactions, including, but not limited to, the following:

•
the number of shares of each of Scripps and Journal Media Group to be received by Journal shareholders is fixed and Journal shareholders could be adversely affected by a decrease in the trading price of Scripps class A common shares or in the expected value of Journal Media Group following announcement of the transactions, and the master agreement does not provide Journal with a price-based termination right with respect to Scripps class A common shares;

•
there has not been any public market for Journal Media Group common stock prior to the transactions and it is not possible to predict how Journal Media Group common stock will perform following the transactions;

•
the expectation that the transactions will result in Journal incurring between $25 and $35 million of additional taxes with a future potential benefit to Journal Media Group over time due to a step-up in basis for Journal’s publishing assets;

•	the possibility that the consummation of the transactions may be delayed or not occur at all in the event of a failure of certain closing conditions to be satisfied, such as regulatory clearances;

•	the continued voting control of the Scripps Family and the receipt of Journal shareholders of non-voting common shares in Scripps;

•
the integration challenges and restrictions on the conduct of Journals’ business during the period between execution of the master agreement and consummation of the transactions, which may delay or prevent Journal from undertaking business opportunities that may arise during the term of the master agreement;

•	the substantial expenses expected to be incurred related to the transactions;

•
the challenges inherent in the combination of entities with the size and complexity of Journal and Scripps, including unforeseen difficulties in integrating operations and systems and difficulties in integrating employees;

•	forecasts of future results of operations and synergies are necessarily estimates based on assumptions, which may not be met or realized;

•	the possible disruption to Journal’s business that may result from the announcement of the transactions and resulting distraction of management’s attention from the daily operations of the business;

•
some of Journal’s directors and officers may have interests that are different from, or in addition to, the interests of Journal shareholders generally, including the treatment of unvested Journal equity compensation in the case of our Chairman and Chief Executive Officer and other officers, potential service on the Journal Media Group board and the terms of the master agreement related to the indemnification of Journal’s directors and officers against certain claims and liabilities;

•
the pendency of the transactions could adversely affect Journals’ relationships with its subscribers, advertisers, broadcast networks, vendors and any other parties with which Journal has a business relationship, or pose difficulties in attracting and retaining key employees; and

•	the other potential risks described in the section titled “Risk Factors” beginning on page [__].
In view of the wide variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Journal Board of Directors did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the different factors it considered in reaching its decision. In addition to the factors described above, the Journal Board of Directors also considered, and decided against, pursuing its strategic plan as an independent company and certain other strategic transactions, as alternatives to entering into the transactions with Scripps.
The discussion above is not meant to be exhaustive, but is believed to include all material factors that the Journal Board of Directors considered in making its determination. The Journal Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Journal Board of Directors conducted an overall review of the factors described above. In considering the factors described above, individual members of Journal’s Board of Directors may have given different weight to different factors.
It should be noted that this explanation of the reasoning of the Journal’s Board of Directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [__].
Opinion of Journal’s Financial Advisor

Journal has retained Methuselah to act as Journal’s financial advisor in connection with the transactions. As part of this engagement, Journal’s Board of Directors requested that Methuselah evaluate the fairness, from a financial point of view, of the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the newspaper mergers and the broadcast merger, viewed as a single integrated transaction (collectively referred to as the “mergers” in this section), to holders of Journal common stock collectively as a group. On July 30, 2014, at a meeting of Journal’s Board of Directors held to evaluate the mergers, Methuselah rendered to Journal’s Board of Directors an oral opinion, confirmed by delivery of a written opinion dated July 30, 2014, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the Journal newspaper exchange ratio and the broadcast exchange ratio provided for in the mergers, viewed as a single integrated transaction, were fair, from a financial point of view, to holders of Journal common stock collectively as a group.

The full text of Journal’s written opinion, dated July 30, 2014, to Journal’s Board of Directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Methuselah in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. The description of Methuselah’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Methuselah’s engagement and its opinion were for the benefit of Journal’s Board of Directors (in its capacity as such) and Methuselah’s opinion was rendered to Journal’s Board of Directors in connection with its evaluation of the mergers from a financial point of view and did not address any other aspects of the mergers. Methuselah’s opinion did not address the merits of the underlying decision of Journal to engage in the mergers or related transactions or alternative business strategies in which Journal might engage. Methuselah’s opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the mergers, any related transactions or any other matter.

In connection with its opinion, Methuselah:

•	reviewed the financial terms of a July 30, 2014 draft of the master agreement, referred to by Methuselah as the draft agreement;

•
reviewed certain publicly available and other historical business and financial information relating to Journal’s businesses and Scripps’ businesses provided to or discussed with Methuselah by Journal and Scripps;

•
reviewed various financial forecasts and other data provided by Journal and Scripps relating to Journal’s businesses and Scripps’ businesses (as approved, in the case of such forecasts and other data relating to Scripps’ businesses, by the management of Journal);

•	held discussions with members of the senior managements of Journal and Scripps with respect to the operations and prospects of Journal’s businesses and Scripps’ businesses;

•	reviewed the projected cost savings and other benefits, including the amount and timing thereof, anticipated by the managements of Journal and Scripps to be realized from the mergers;

•	reviewed historical stock prices of Journal class A common stock and Scripps class A common shares;

•	reviewed public information with respect to certain other companies in lines of business Methuselah believed to be generally relevant in evaluating Journal’s businesses and Scripps’ businesses;

•
reviewed the financial terms of certain transactions involving companies in lines of business Methuselah believed to be generally relevant in evaluating Journal’s businesses and Scripps’ businesses; and

•	conducted such other financial studies, analyses and investigations as Methuselah deemed appropriate.

Methuselah’s opinion, as set forth in its written opinion, dated July 30, 2014, to Journal’s Board of Directors, related to the relative values of Journal’s newspaper business and Scripps’ newspaper business and the relative values of Journal’s broadcast business and Scripps’ broadcast business. Methuselah evaluated Journal’s businesses, Scripps’ businesses and the mergers for purposes of Methuselah’s analyses and opinion after giving effect to the related transactions. Methuselah assumed and relied, with the consent of Journal, upon the accuracy and completeness of all information provided to or reviewed by Methuselah, without independent verification of such information. With respect to the financial forecasts utilized in Methuselah’s analyses, Methuselah assumed, with the consent of Journal, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Journal and Scripps as to the future financial performance of Journal’s businesses and Scripps’ businesses, the projected cost savings and other benefits anticipated by the managements of Journal and Scripps to be realized from the mergers and the other matters covered thereby. In addition, Methuselah assumed, with the consent of Journal, that such financial forecasts, including such projected cost savings and other benefits, will be realized in the amounts and at the times contemplated thereby. Methuselah assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Methuselah relied, with the consent of Journal, upon the assessments of the managements of Journal and Scripps as to (i) the related transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the ability to integrate Journal’s businesses and Scripps’ businesses, (iii) Journal’s and Scripps’ existing and future relationships, agreements and arrangements with, and ability to attract and retain, networks, cable and other content distribution systems and customers and (iv) market and other trends and prospects for, and governmental and other regulatory and legislative matters relating to or affecting, the newspaper publishing and distributing industry or the television or radio industries, including the assumptions of the managements of Journal and Scripps as to, among others, competition and expected performance of participants in such industries and related markets, fluctuations in advertising spending and volume, changes in technology and evolving approaches to content distribution and industry standards. Methuselah assumed, with the consent of Journal, that there would be no developments with respect to any such matters that would be meaningful in any respect to Methuselah’s analyses or opinion.

In rendering its opinion, Methuselah assumed, with the consent of Journal, that the mergers and related transactions would be consummated on the terms described in the master agreement, without any waiver or modification of any material terms or conditions by the parties thereto. Methuselah also assumed, with the consent of Journal, that obtaining the necessary regulatory or third party approvals and consents for the mergers and related transactions (including related expenses and any required divestitures) would not have an adverse effect on Journal Media Group, Journal, Scripps (or any of their respective businesses), the mergers or related transactions (including the contemplated benefits thereof). Methuselah further assumed, with the consent of Journal, that the mergers and related transactions would qualify, as applicable, for the intended tax treatment contemplated by the master agreement. Methuselah assumed, with the consent of Journal, that each of Journal Media Group, Journal and Scripps would retain or acquire, as the case may be, all assets, properties and rights necessary for their respective businesses and operations, that appropriate reserves, indemnification arrangements or other provisions were made with respect to the liabilities of or relating to their respective businesses and operations and that none of Journal Media Group, Journal or Scripps would directly or indirectly assume any liabilities contemplated to be excluded by such entity as a result of the mergers and related transactions. Methuselah was advised, and it assumed, that the draft agreement, when executed, would be substantially similar in all material respects to the draft agreement.

Methuselah’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Methuselah as of, the date of its opinion. Methuselah assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Methuselah did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Journal, Scripps, Journal Media Group or any other entity or concerning the solvency or fair value of Journal, Scripps, Journal Media Group or any other entity, and Methuselah was not furnished with any such valuations or appraisals. Methuselah did not express any opinion as to what the actual value of Journal Media Group common stock or Scripps class A common shares would be when issued in the mergers or the prices at which shares of Journal common stock, Scripps common shares, Journal Media Group common stock or any other securities of Journal, Scripps or Journal Media Group would trade or otherwise be transferable at any time. Methuselah also did not express any opinion as to any tax or other consequences that might result from the mergers or related transactions, nor did Methuselah’s opinion address any other tax or legal, regulatory or accounting matters, as to which Methuselah understood that Journal and Scripps obtained such advice as Journal and Scripps deemed necessary from qualified professionals. In connection with its engagement, Methuselah was not requested to, and it did not, undertake a third-party solicitation process on Journal’s behalf with respect to the acquisition of all or a part of Journal. Methuselah’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the Journal newspaper exchange ratio and the broadcast exchange ratio (to the extent expressly specified in its opinion) provided for in the mergers, viewed as a single integrated transaction, to holders of Journal common stock collectively as a group, as if Journal class A common stock and Journal class B common stock were a single class, without regard to individual circumstances of specific holders with respect to control, voting, liquidity or other rights or aspects which may distinguish such holders or the securities of Journal held by such holders and Methuselah’s analyses and opinion did not address, take into consideration or give effect to, any rights, preferences, restrictions or limitations (or any discount or premium for illiquidity, control or otherwise) that may be attributable to such securities nor did Methuselah’s opinion in any way address proportionate allocation or relative fairness.

Methuselah’s opinion did not address, and Methuselah expressed no view or opinion as to, any terms or other aspects of the mergers or related transactions (other than the Journal newspaper exchange ratio and the broadcast exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the mergers, the form or structure, or financial or other terms, of any related transactions, or any terms, aspects or implications of any related agreements or any other agreements or arrangements entered into, amended or terminated in connection with, or otherwise contemplated by, the mergers, the related transactions or otherwise. In addition, Methuselah expressed no opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the mergers or related transactions, or class of such persons, relative to the Journal newspaper exchange ratio, the broadcast exchange ratio or otherwise. The issuance of Methuselah’s opinion was approved by an authorized committee of Methuselah.

In preparing its opinion to Journal’s Board of Directors, Methuselah performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that Methuselah deemed to be appropriate for this type of transaction and that were reviewed with Journal’s Board of Directors by Methuselah in connection with rendering its opinion. The summary of Methuselah’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Methuselah considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Methuselah made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Methuselah believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its financial analyses, Methuselah considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Journal and Scripps. No company or transaction used in Methuselah’s analyses is identical to Journal, Scripps, Journal Media Group or the mergers and related transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies and transactions analyzed. The estimates contained in Methuselah’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Methuselah’s analyses are inherently subject to substantial uncertainty.

The consideration payable in the mergers was determined through negotiations between Journal and Scripps and was approved by Journal’s Board of Directors. Methuselah was not requested to, and it did not, recommend the specific consideration payable in the proposed mergers or that any given consideration constituted the only appropriate consideration for the mergers. The decision to enter into the master agreement was solely that of Journal’s Board of Directors and Methuselah’s opinion and financial analyses were only one of many factors taken into consideration by Journal’s Board of Directors in its evaluation of the mergers. Consequently, the analyses described above should not be viewed as determinative of the views of Journal’s Board of Directors or management with respect to the mergers or the exchange ratios provided for in the mergers or as to whether Journal’s Board of Directors would have been willing to determine that a different consideration was fair.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Methuselah’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Methuselah’s financial analyses. Financial data utilized for Journal’s newspaper business and Journal’s broadcast business in the financial analyses described below were based on internal financial forecasts and other data of the management of Journal, referred to as Journal broadcast business management forecasts and Journal newspaper business management forecasts, respectively, and financial data utilized for Scripps’ newspaper business and Scripps’ broadcast business in such analyses were based on internal financial forecasts and other data of the management of Scripps, as approved by the management of Journal, referred to as Scripps broadcast business management forecasts and Scripps newspaper business management forecasts, respectively. For purposes of the analyses described below, (i) implied exchange ratio reference ranges were calculated by dividing the total number of fully-diluted shares of Journal Media Group (after giving effect to a 4-to-1 reverse share split) or Scripps, as applicable, on a pro forma basis as of July 25, 2014 by the total number of fully-diluted shares of Journal as of July 25, 2014 and multiplying such quotient by the applicable implied range of contributed equity values by Journal to Scripps on a pro forma basis described below, (ii) the low-end of implied exchange ratio reference ranges was calculated by dividing the low-end of the approximate implied per share equity value reference ranges for Journal by the sum of the low-end of the approximate implied per share equity value reference ranges for Journal and the high-end of the approximate implied per share equity value reference ranges for Scripps and (iii) the high-end of implied exchange ratio reference ranges was calculated by dividing the high-end of the approximate implied per share equity value reference ranges for Journal by the sum of the high-end of the approximate implied per share equity value reference ranges for Journal and the low-end of the approximate implied per share equity value reference ranges for Scripps.

Broadcast Merger

Discounted Cash Flow Analyses. Methuselah performed discounted cash flow analyses of each of Journal’s broadcast business and Scripps’ broadcast business in which Methuselah calculated the estimated present value of the standalone unlevered free cash flows that Journal’s broadcast business and Scripps’ broadcast business were each forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2019. Financial data of Journal’s broadcast business was based on Journal broadcast business management forecasts and financial data of Scripps’ broadcast business was based on Scripps broadcast business management forecasts. For purposes of these analyses, stock-based compensation was treated as a cash expense. Terminal values for Journal’s broadcast business and Scripps’ broadcast business were calculated by applying to the average of the calendar years 2019 and 2020 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, of Journal’s broadcast business and Scripps’ broadcast business a selected range of EBITDA multiples of 9.0x to 10.0x and 10.0x to 11.0x, respectively. The present values (as of June 30, 2014) of the cash flows and terminal values were then calculated using discount rates ranging from 8.5% to 9.5% in the case of Journal’s broadcast business and 7.5% to 8.5% in the case of Scripps’ broadcast business. These analyses indicated an approximate implied equity value reference range for Journal’s broadcast business and Scripps’ broadcast business of $666 million to $768 million and $2.110 billion to $2.379 billion, respectively.

Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the broadcast exchange ratio:

Implied Exchange Ratio Reference Range	Broadcast Exchange Ratio
0.3651x - 0.4457x	0.5176x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Scripps on a pro forma basis of approximately 21.9% to 26.7% as compared to the pro forma ownership of holders of Journal common stock in Scripps upon consummation of the broadcast merger of approximately 31%.

Selected Public Companies Analyses. Methuselah performed selected public companies analyses of Journal’s broadcast business and Scripps’ broadcast business in which Methuselah reviewed certain financial and stock market information, as applicable, relating to Journal’s broadcast business, Scripps’ broadcast business and selected companies that Methuselah in its professional judgment deemed generally relevant for comparative purposes. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of Journal’s broadcast business was based on Journal broadcast business management forecasts and financial data of Scripps’ broadcast business was based on Scripps broadcast business management forecasts.

In its selected public companies analysis of Journal’s broadcast business, Methuselah separately analyzed Journal’s television broadcast and radio broadcast businesses. In its selected public companies analysis of Journal’s television broadcast business, Methuselah reviewed enterprise values (calculated as fully-diluted equity value plus total debt and less cash and cash equivalents) as a multiple of blended calendar years 2014 and 2015 estimated EBITDA for such business and the following four selected companies in the television broadcast industry, referred to as the selected television broadcast companies:

•	Gray Television, Inc.

•	Media General, Inc.

•	Nexstar Broadcasting Group, Inc.

•	Sinclair Broadcast Group, Inc.

In its selected public companies analysis of Journal’s radio broadcast business, Methuselah reviewed enterprise values as a multiple of calendar year 2014 estimated EBITDA for such business and the following six selected companies in the radio broadcast industry, referred to as the selected radio broadcast companies:

•	Beasley Broadcast Group, Inc.

•	Cumulus Media Inc.

•	Emmis Communications Corporation

•	Entercom Communications Corp.

•	Radio One, Inc.

•	Saga Communications, Inc.

The overall low to high blended calendar years 2014 and 2015 estimated EBITDA multiples observed for the selected television broadcast companies and calendar year 2014 estimated EBITDA multiples observed for the selected radio broadcast companies were 9.8x to 10.9x (with a mean of 10.4x and a median of 10.3x) and 6.9x to 9.0x (with a mean of 8.3x and a median of 9.0x), respectively. Methuselah then applied a selected range of blended calendar years 2014 and 2015 estimated EBITDA multiples of 9.5x to 10.5x derived from the selected television broadcast companies and a selected range of calendar year 2014 estimated EBITDA multiples of 7.0x to 8.0x derived from the selected radio broadcast companies to corresponding data of Journal’s broadcast business. This analysis indicated an approximate implied equity value reference range for Journal’s broadcast business of $528 million to $605 million.

In its selected public companies analysis of Scripps’ broadcast business, Methuselah reviewed enterprise values as a multiple of blended calendar years 2014 and 2015 estimated EBITDA for Scripps’ broadcast business and the selected television broadcast companies. Methuselah applied a selected range of blended calendar years 2014 and 2015 estimated EBITDA multiples of 10.0x to 11.0x derived from the selected television broadcast companies to corresponding data of Scripps’ broadcast business. This analysis indicated an approximate implied equity value reference range for Scripps’ broadcast business of $1.239 billion to $1.365 billion.
Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the broadcast exchange ratio:

Implied Exchange Ratio Reference Range	Broadcast Exchange Ratio
0.4658x - 0.5479x	0.5176x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Scripps on a pro forma basis of approximately 27.9% to 32.8% as compared to the pro forma ownership of holders of Journal common stock in Scripps upon consummation of the broadcast merger of approximately 31%.

Selected Precedent Transactions Analyses. Methuselah performed selected precedent transactions analyses of Journal’s broadcast business and Scripps’ broadcast business in which Methuselah reviewed publicly available terms of selected transactions that Methuselah in its professional judgment deemed generally relevant for comparative purposes. Financial data of the selected precedent transactions were based on public filings and other publicly available information. Financial data of Journal’s broadcast business was based on Journal broadcast business management forecasts and financial data of Scripps’ broadcast business was based on Scripps broadcast business management forecasts.

In its selected precedent transactions analysis of Journal’s broadcast business, Methuselah separately analyzed Journal’s television broadcast and radio broadcast businesses. In its selected precedent transactions analysis of Journal’s television broadcast business, Methuselah reviewed transaction values (calculated as the enterprise value implied for the target company based on the consideration payable in the selected transactions) as a multiple of blended calendar years 2014 and 2015 estimated EBITDA for such business and as a multiple of blended then-current year and then-most recent prior calendar year estimated EBITDA for the target companies in the following 28 selected transactions, referred to as the selected television broadcast transactions:

Announcement Date	Acquiror	Target
July 2014	Gray Television, Inc.	SJL Holdings, LLC (sale of certain assets)
June 2014	Media General, Inc./ Cunningham Broadcasting Corporation	Sinclair Broadcast Group, Inc. (sale of certain assets)
May 2014	Gannett Co., Inc.	London Broadcasting Company (sale of certain assets)
March 2014	Berkshire Hathaway Inc.	Graham Holdings Company (sale of certain assets)
February 2014	Quincy Newspapers Inc.	Granite Broadcasting Corporation/ Malara Broadcast Group, Inc. (sale of certain assets)
February 2014	The E.W. Scripps Company	Granite Broadcasting Corporation (sale of certain assets)
December 2013	Meredith Corporation	Belo Corp. (sale of certain assets)
November 2013	Gray Television, Inc./Excalibur Broadcasting, LLC	Hoak Media, LLC/Parker Broadcasting, Inc./Prime Cities Broadcasting, Inc.
November 2013	Nexstar Broadcasting Group, Inc.	Grant Company, Inc.
September 2013	Sinclair Broadcast Group, Inc.	New Age Media, LLC
September 2013	Nexstar Broadcasting Group, Inc.	Citadel Communications, L.P./Stainless Broadcasting, L.P. (sale of certain assets)
July 2013	Sinclair Broadcast Group, Inc.	Perpetual Corporation/Charleston Television, LLC
July 2013	Tribune Company	Local TV Holdings, LLC
June 2013	Gannett Co., Inc.	Belo Corp.
June 2013	Media General, Inc.	New Young Broadcasting Holding Co., Inc.
June 2013	Sinclair Broadcast Group, Inc.	TTBG LLC
April 2013	Nexstar Broadcasting Group, Inc./Mission Broadcasting, Inc.	Communications Corporation of America/White Knight Broadcasting, Inc.
April 2013	Sinclair Broadcast Group, Inc.	Fisher Communications, Inc.
February 2013	Sinclair Broadcast Group, Inc.	Barrington Broadcasting Group, LLC
February 2013	Sinclair Broadcast Group, Inc.	Cox Media Group, LLC (sale of certain assets)
September 2012	Journal Communications, Inc.	Landmark Media Enterprises, LLC (sale of certain assets)
July 2012	Sinclair Broadcast Group, Inc.	Newport Television, LLC (sale of certain assets)
July 2012	Cox Media Group, LLC	Newport Television, LLC (sale of certain assets)
July 2012	Nexstar Broadcasting Group, Inc.	Newport Television, LLC (sale of certain assets)
May 2012	LIN TV Corp.	New Vision Television, LLC, LLC
November 2011	Sinclair Broadcast Group, Inc.	Freedom Communications, Inc. (sale of certain assets)
October 2011	The E.W. Scripps Company	McGraw-Hill Broadcasting Company, Inc.
September 2011	Sinclair Broadcast Group, Inc.	Four Points Media Group LLC
In its selected precedent transactions analysis of Journal’s radio broadcast business, Methuselah reviewed transaction values as a multiple of calendar year 2014 estimated EBITDA for such business and as a multiple of then-current year estimated EBITDA for the target companies in the following 14 selected transactions, referred to as the selected radio broadcast transactions:

Announcement Date	Acquiror	Target
February 2014	Emmis Communications Corporation	YMF Media, LLC (sale of certain assets)
August 2013	Townsquare Media, LLC	Cumulus Media Holdings, Inc. (sale of certain assets)
July 2013	Hubbard Radio, LLC	Sandusky Radio Inc.
February 2013	SummitMedia LLC	Cox Radio, Inc. (sale of certain assets)
February 2013	Connoisseur Media, LLC	Cox Radio, Inc. (sale of certain assets)
November 2012	Connoisseur Media, LLC	Nassau Broadcasting Partners, L.P. (sale of certain assets)
April 2012	Townsquare Media, LLC	Cumulus Media Inc. (swapped stations)
April 2012	Cumulus Media, Inc.	Townsquare Media, LLC (swapped stations)
October 2012	CBS Corporation	Merlin Media LLC (sale of certain assets)
April 2012	Palm Beach Broadcasting LLC	CBS Corporation (sale of certain assets)
May 2012	Goldman Sachs Group, Inc.	Nassau Broadcasting Partners LP (sale of certain assets)
July 2012	Tyler Broadcasting Corporation	Renda Broadcasting Corporation (sale of certain assets)
January 2011	Hubbard Broadcasting, Inc.	Bonneville International Corporation (sale of certain assets)
November 2010	Cumulus Media, Inc.	Citadel Broadcasting Corporation
The overall low to high blended then-current year and then-most recent prior calendar year estimated EBITDA multiples observed for the target companies in the selected television broadcast transactions and then-current year estimated EBITDA multiples observed for the target companies in the selected radio broadcast transactions were 6.2x to 12.4x (with a mean of 9.2x and a median of 9.3x) and 7.3x to 9.7x (with a mean of 8.1x and a median of 7.6x), respectively. Methuselah noted that the mean and median blended estimated EBITDA multiples observed for the target companies in the selected television broadcast transactions with transaction values of $300 million to $1 billion and with transaction values greater than $1 billion were 9.6x and 9.9x and 10.6x and 10.6x, respectively. Methuselah then applied a selected range of blended then-current year and then-most recent prior calendar year estimated EBITDA multiples of 10.0x to 11.0x derived from the selected television broadcast transactions and a selected range of then-current year estimated EBITDA multiples of 7.5x to 8.5x derived from the selected radio broadcast transactions to the blended calendar years 2014 and 2015 estimated EBITDA for Journal’s television broadcast business and calendar year 2014 estimated EBITDA for Journal’s radio broadcast business, respectively. This analysis indicated an approximate implied equity value reference range for Journal’s broadcast business of $567 million to $644 million.
In its selected precedent transactions analysis of Scripps’ broadcast business, Methuselah reviewed enterprise values as a multiple of blended calendar years 2014 and 2015 estimated EBITDA for Scripps’ broadcast business and as a multiple of then-current year estimated EBITDA for the target companies in the selected television broadcast transactions. Methuselah applied a selected range of then-current year estimated EBITDA multiples of 11.0x to 12.0x derived from the selected television broadcast transactions the blended calendar years 2014 and 2015 estimated EBITDA for Scripps’ broadcast business. This analysis indicated an approximate implied equity value reference range for Scripps’ broadcast business of $1.365 billion to $1.490 billion.

Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the broadcast exchange ratio:

Implied Exchange Ratio Reference Range	Broadcast Exchange Ratio
0.4600x - 0.5353x	0.5176x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Scripps on a pro forma basis of approximately 27.5% to 32.1% as compared to the pro forma ownership of holders of Journal common stock in Scripps upon consummation of the broadcast merger of approximately 31%.

Newspaper Mergers
Discounted Cash Flow Analyses. Methuselah performed discounted cash flow analyses of each of Journal’s newspaper business and Scripps’ newspaper business in which Methuselah calculated the estimated present value of the standalone unlevered free cash flows that Journal’s newspaper business and Scripps’ newspaper business were forecasted to generate during the calendar years ending December 31, 2015 through December 31, 2019. Financial data of Journal’s newspaper business was based on Journal newspaper business management forecasts and financial data of Scripps’ newspaper business was based on Scripps newspaper business management forecasts. For purposes of these analyses, stock-based compensation was treated as a cash expense. Terminal values for Journal’s newspaper business and Scripps’ newspaper business were calculated by applying to calendar year 2019 estimated EBITDA for Journal’s newspaper business and Scripps’ newspaper business a selected range of EBITDA multiples of 4.5x to 5.5x and 5.5x to 6.5x, respectively. The present values (as of June 30, 2014) of the cash flows and terminal values were then calculated using discount rates ranging from 13.0% to 14.0% in the case of Journal’s newspaper business and 10.5% to 11.5% in the case of Scripps’ newspaper business. These analyses indicated an approximate implied equity value reference range for Journal’s newspaper business and Scripps’ newspaper business of $96 million to $108 million and $186 million to $213 million, respectively.

Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the Journal newspaper exchange ratio:

Implied Exchange Ratio Reference Range	Journal Newspaper Exchange Ratio
0.1472x - 0.1752x	0.1950x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Journal Media Group on a pro forma basis of approximately 30.9% to 36.8% as compared to the pro forma ownership of holders of Journal common stock in Journal Media Group upon consummation of the newspaper mergers of approximately 41%.

Selected Public Companies Analyses. Methuselah performed selected public companies analyses of Journal’s newspaper business and Scripps’ newspaper business in which Methuselah reviewed certain financial and stock market information, as applicable, relating to Journal’s newspaper business, Scripps’ newspaper business and selected companies that Methuselah in its professional judgment deemed generally relevant for comparative purposes. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of Journal’s newspaper business was based on Journal newspaper business management forecasts and financial data of Scripps’ newspaper business was based on Scripps newspaper business management forecasts.

In its selected public companies analysis of Journal’s newspaper business, Methuselah reviewed enterprise values as a multiple of calendar year 2014 estimated EBITDA for Journal’s newspaper business and the following five selected companies in the newspaper publication and distribution industry, referred to as the selected newspaper companies:

•	A.H. Belo Corporation

•	Lee Enterprises, Incorporated

•	New Media Investment Group Inc.

•	The McClatchy Company

•	The New York Times Company

The overall low to high calendar year 2014 estimated EBITDA multiples observed for the selected newspaper companies were 4.4x to 8.6x (with a mean of 6.1x and a median of 6.2x). Methuselah then applied a selected range of calendar year 2014 estimated EBITDA multiples of 4.5x to 5.5x derived from the selected newspaper companies to corresponding data of Journal’s newspaper business. This analysis indicated an approximate implied equity value reference range for Journal’s newspaper business of $112 million to $135 million.

In its selected public companies analysis of Scripps’ newspaper business, Methuselah reviewed enterprise values as a multiple of calendar year 2014 estimated EBITDA for Scripps’ newspaper business and the selected television broadcast companies. Methuselah applied a selected range of calendar year 2014 estimated EBITDA multiples of 5.5x to 6.5x derived from the selected newspaper companies to corresponding data of Scripps’ newspaper business. This analysis indicated an approximate implied equity value reference range for Scripps’ newspaper business of $178 million to $210 million.
Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the Journal newspaper exchange ratio:

Implied Exchange Ratio Reference Range	Journal Newspaper Exchange Ratio
0.1654x - 0.2050x	0.1950x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Journal Media Group on a pro forma basis of approximately 34.8% to 43.1% as compared to the pro forma ownership of holders of Journal common stock in Journal Media Group upon consummation of the newspaper mergers of approximately 41%.

Selected Precedent Transactions Analyses. Methuselah performed selected precedent transactions analyses of Journal’s newspaper business and Scripps’ newspaper business in which Methuselah reviewed publicly available terms of selected transactions that Methuselah in its professional judgment deemed generally relevant for comparative purposes. Financial data of the selected precedent transactions were based on public filings and other publicly available information. Financial data of Journal’s newspaper business was based on Journal newspaper business management forecasts and financial data of Scripps’ newspaper business was based on Scripps newspaper business management forecasts.

In its selected precedent transactions analysis of Journal’s newspaper business, Methuselah reviewed transaction values as a multiple of calendar year 2014 estimated EBITDA for Journal’s newspaper business and as a multiple of then-current year estimated EBITDA for the target companies in the following 18 selected transactions, referred to as the selected newspaper transactions:

Announcement Date	Acquiror	Target
July 2014	New Media Investment Group Inc.	The Providence Journal
May 2014	H.F. Lenfest/Lewis Katz	The Philadelphia Inquirer
April 2014	Alaska Dispatch Publishing LLC	The McClatchy Company (Anchorage Daily News)
August 2013	John W. Henry	The New York Times Company (The Boston Globe)
September 2013	Gatehouse Media, Inc.	Dow Jones Local Media Group, Inc.
February 2013	Berkshire Hathaway Inc.	Tulsa (OK) World
July 2013	Berkshire Hathaway Inc.	Landmark Media Enterprises LLC (The Roanoke Times)
February 2013	Berkshire Hathaway Inc.	Landmark Media Enterprises LLC (Greensboro (N.C.) News & Record)
June 2012	2100 Trust, LLC	Freedom Communications Holdings, Inc. (sale of certain assets)
May 2012	Berkshire Hathaway Inc.	Media General, Inc.
May 2012	AIM Media Texas, LLC	Freedom Communications Holdings, Inc. (Texas newspapers)
June 2012	Halifax Media Holdings LLC	Freedom Communications Holdings, Inc. (sale of certain assets)
April 2012	Interstate General Media LLC	Philadelphia Media Network, Inc. (The Philadelphia Inquirer)
May 2012	Versa Capital Management, LLC	Freedom Communications Holdings, Inc. (four newspapers)
July 2011	Alden Global Capital LLC	The Journal Register Company
December 2011	Halifax Media Holdings LLC	The New York Times Co. Regional Media Group
November 2011	MLIM, LLC	The San Diego Union-Tribune
November 2011	Berkshire Hathaway Inc.	Omaha World-Herald Co.
The overall low to high then-current year estimated EBITDA multiples observed for the target companies in the selected newspaper transactions were 3.5x to 8.4x (with a mean of 4.5x and a median of 3.8x). Methuselah then applied a selected range of then-current year estimated EBITDA multiples of 4.0x to 5.0x derived from the selected newspaper transactions to calendar year 2014 estimated EBITDA for Journal’s newspaper business. This analysis indicated an approximate implied equity value reference range for Journal’s newspaper business of $101 million to $123 million.

In its selected precedent transactions analysis of Scripps’ newspaper business, Methuselah reviewed enterprise values as a multiple of calendar year 2014 estimated EBITDA for Scripps’ newspaper business and as a multiple of then-current year estimated EBITDA for the target companies in the selected newspaper transactions. Methuselah applied a selected range of then-current year estimated EBITDA multiples of 4.5x to 5.5x derived from the selected newspaper transactions to calendar year 2014 estimated EBITDA for Scripps’ newspaper business. This analysis indicated an approximate implied equity value reference range for Scripps’ newspaper business of $145 million to $178 million.

Based on these analyses, Methuselah calculated the following implied exchange ratio reference range, as compared to the Journal newspaper exchange ratio:

Implied Exchange Ratio Reference Range	Journal Newspaper Exchange Ratio
0.1720x - 0.2183x	0.1950x

Methuselah noted that the above equity value reference ranges implied a range of contributed equity values by Journal to Journal Media Group on a pro forma basis of approximately 36.2% to 45.9% as compared to the pro forma ownership of holders of Journal common stock in Journal Media Group upon consummation of the newspaper mergers of approximately 41%.

Other Information. Methuselah also observed certain additional information that was not considered part of Methuselah’s financial analyses with respect to its opinion but was referenced for informational purposes, including, among other things, the following:

•
the contribution of Journal’s broadcast business to the estimated revenue and estimated adjusted EBITDA of Scripps on a pro forma basis for calendar years 2014, 2015 and 2016 of approximately 33.3%, 32.1% and 29.1% and approximately 37.4%, 35.1% and 24.3%, respectively, and the contribution of Journal’s newspaper business to the estimated revenue and estimated adjusted EBITDA of Journal Media Group on a pro forma basis for calendar years 2014, 2015 and 2016 of approximately 29.0%, 28.5% and 28.1% and 41.2%, 37.6% and 36.9%, respectively; and

•
the stock price performance of Journal and Scripps relative to selected peer group indexes consisting of the selected television broadcast companies, the selected newspaper companies, the selected radio broadcast companies and the Standard & Poor’s 500 index during the two-year period ended July 28, 2014, which indicated that the selected television broadcast companies, the selected newspaper companies, the selected radio broadcast companies and Standard & Poor’s 500 indexes appreciated in value by approximately 334%, 174%, 89% and 43%, respectively, as compared to the appreciation in value of Journal common stock and Scripps common shares during that same period by approximately 53% and 113%, respectively.

Miscellaneous

In connection with Methuselah’s services as Journal’s financial advisor, Journal agreed to pay Methuselah an aggregate fee of up to $7 million, of which a portion was payable upon Methuselah’s engagement, a portion was payable upon delivery of Methuselah’s opinion, and up to $6.7 million is payable contingent upon consummation of the mergers. Journal also has agreed to reimburse Methuselah for certain of its expenses, including fees and expenses of Methuselah’s legal counsel, and to indemnify Methuselah and related parties against liabilities, including liabilities under U.S. federal securities laws, arising out of or related to its engagement.

Methuselah in the past has provided, currently is providing and in the future may provide investment banking services to Journal and/or its affiliates for which Methuselah has received and may receive compensation, including, during the past two years, having acted as financial advisor to Journal in connection with Journal’s acquisition of NewsChannel 5, LLC in December 2012.

Journal selected Methuselah to act as its financial advisor in connection with the mergers based on Methuselah’s qualifications, experience and reputation. Methuselah is an investment banking firm providing a broad range of financial advisory and securities services. Methuselah, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes.

Certain Unaudited Prospective Financial Information Utilized by Scripps and Journal

Journal and Scripps are including in this joint proxy statement/prospectus certain financial forecasts and financial models that Journal and Scripps prepared for their respective boards of directors in May and June 2014 in connection with the proposed transactions. The financial forecasts, but not the financial models, were provided to Journal’s and Scripps’ respective financial advisors in connection with their respective financial analyses and opinions described in “The Transactions - Opinions of Scripps’ Financial Advisors” beginning on page [__], and “The Transactions - Opinion of Journal’s Financial Advisor” beginning on page [__]. Journal and Scripps do not as a matter of course publicly release projections as to prospective financial information. These financial forecasts were not prepared with a view toward public disclosure or compliance with the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Journal’s and Scripps’ respective managements, were prepared on a reasonable basis at the time they were prepared and reflected estimates and assumptions considered reasonable by such managements. The inclusion of this information in this joint proxy statement/prospectus should not be regarded or considered as an indication by Journal, Scripps or any other recipient of this information, that such information is necessarily predictive of future results. The inclusion of the financial forecasts and models in this joint proxy statement/prospectus shall not be deemed an admission or representation by Journal or Scripps that such information is material or that such performance will be achieved. The following information should be read in conjunction with publicly available, more up-to-date information provided by Scripps and Journal, including that contained in each of their public securities filings or other publicly available information.

The financial forecasts of Journal and Scripps, as well as the financial models of Journal Media Group and Scripps following the transactions, included in this joint proxy statement/prospectus were prepared by, and are the responsibility of, Journal’s management and Scripps’ management, respectively, and are unaudited. Neither Journal’s nor Scripps’ independent auditors, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts and models, nor have they expressed any opinion or given any form of assurance on the financial forecasts or their achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of the independent auditors relate to the historical financial information and do not extend to the prospective financial information and should not be read to do so.

Furthermore, the financial forecasts:

•	make numerous assumptions, as further described below, many of which reflect factors that are beyond the control of Journal and Scripps;

•
do not necessarily reflect revised prospects for Journal’s, Scripps’ and Journal Media Group's businesses, changes in general business or economic conditions, or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the forecasts and models were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	should not be regarded as a representation that the financial forecasts and models will be achieved.

These financial forecasts and models were prepared by the respective managements of Journal and Scripps based on information they had at the time of preparation and are not a guarantee of future performance. These financial forecasts and models are inherently subjective and uncertain in many respects and thus subject to interpretation. In connection with their respective consideration of the financial forecasts and models at the time they were prepared, each of the Journal board and the Scripps board, in accordance with its customary practice, believed that it was reasonable to rely on the financial forecasts and models prepared by each company’s management but did not make any formal determination that such financial forecasts were necessarily predictive of actual future results. Neither Journal nor Scripps can assure you that their respective financial forecasts will be realized or that their respective future financial results will not materially vary from the financial forecasts. Likewise, none of Journal, Scripps and/or Journal Media Group can assure you that Journal Media Group’s financial models or the financial models of Scripps following the transactions will be realized or that their respective future financial results will not materially vary from the financial models. The financial forecasts and models cover multiple years and such information by its nature becomes less predictive with each succeeding year as the assumptions in early periods have a compounding effect on the forecasts and models shown for later periods.

The financial forecasts and models do not take into account any circumstances or events occurring after the date they were prepared. Journal, Scripps and Journal Media Group do not intend to update or revise the financial forecasts or models. The financial forecasts and models are forward-looking statements. For more information on factors which may cause Journal’s, Scripps’ and Journal Media Group's future financial results to materially vary from those projected in the financial forecasts and models, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [__] and “Risk Factors” beginning on page [__], as well as Journal’s Annual Report on Form 10-K for the year ended December 29, 2013, Scripps’ Annual Report on Form 10-K for the year ended December 31, 2013, Journal’s Quarterly Report on Form 10-Q for the period ended September 28, 2014, Scripps’ Quarterly Report on Form 10-Q for the period ended September 30, 2014, and respective future SEC filings for a description of risk factors related to Journal's and Scripps' businesses, results of operations and financial condition. Except as required by law, we undertake no obligation to update or release any revisions to these financial forecasts or models to reflect any events or circumstances after the date they were prepared or to reflect the occurrence of events that were unanticipated at the time.

Journal Unaudited Prospective Financial Information

In the course of their mutual due diligence, Journal provided Scripps with non-public financial forecasts for Journal’s newspaper business and Journal’s broadcast business for fiscal years 2014 through 2020, which forecasts are referred to as "Journal broadcast business management forecasts" and "Journal newspaper business management forecasts," respectively. The Journal broadcast business management forecasts and Journal newspaper business management forecasts are collectively referred to as the "Journal forecast." The Journal forecast was made available to the Journal board for use in its evaluation of the transactions and also was made available to Methuselah in connection with its financial analyses and opinion.

The Journal forecast makes assumptions about certain revenue and expense items, including the following:

•	Local, national, political, Olympics and digital advertising revenue in each Journal television and radio market, for a period of time and then trended as a group thereafter;

•
Retransmission consent revenue, based on the number of MVPD subscribers expected each year and the expected retransmission rate per subscriber in each Journal television market for a period of time and then trended as a group thereafter;

•
Network affiliation fee expense, based on the number of MVPD subscribers expected per year and the expected rate charged by each network per subscriber in each Journal television market for a period of time and then trended as a group thereafter;

•
Operating expenses expected each year for each Journal station, including employee, programming, selling, promotion, general and administrative, news production, digital and technical expenses, in each Journal television market for a period of time and then trended as a group thereafter;

•	Retail, classified, national, preprint, digital, circulation and other revenue for Journal newspapers, for a period of time and then trended as a group thereafter;

•	Operating expenses expected each year for Journal newspapers, including employee, news production, selling, newsprint, general and administration, digital and production and distribution expense; and

•	Capital expenditures.

Journal Broadcast Business Management Forecasts

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$280.3	$284.2	$308.8	$318.3	$340.5	$338.2	$360.3
EBITDA [1,2]	81.9	74.0	84.1	85.8	102.6	95.3	112.6
CapEx	10.6	11.4	11.4	11.4	11.4	11.4	11.4

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.
2. No corporate executive management or corporate governance costs (historically reported in Journal's corporate segment) were allocated to the broadcast segment.

Journal Newspaper Business Management Forecasts

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$156.4	$152.2	$148.3	$145.3	$142.4	$139.5	$136.7
EBITDA [1,2]	22.6	20.8	19.7	19.3	19.0	18.6	18.2
CapEx	1.8	1.6	1.6	1.6	1.6	1.6	1.6

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.
2. No corporate executive management or corporate governance costs (historically reported in Journal's corporate segment) were allocated to the newspaper segment.

In addition, Scripps provided certain unaudited financial forecasts to Journal. As part of its evaluation of the transactions and based on due diligence it conducted, Journal made certain assumptions and prepared its own financial forecasts based on the Scripps forecast (which projections are referred to as “Journal Adjusted Broadcast Forecasts for Scripps” and “Journal Adjusted Newspaper Forecasts for Scripps,” respectively). The Journal Adjusted Broadcast Forecasts for Scripps and Journal Adjusted Newspaper Forecasts for Scripps were made available to the Journal board for use in its evaluation of the transactions and also were made available to Methuselah in connection with its financial analyses and opinion.

Journal Adjusted Broadcast Forecasts for Scripps

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$525.0	$558.4	$697.3	$636.5	$740.2	$695.8	$876.6
EBITDA [1]	127.5	123.6	239.7	155.4	241.3	181.9	330.8
CapEx	18.6	17.6	20.8	17.6	21.2	17.6	21.2

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.

Journal Adjusted Newspaper Forecasts for Scripps

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$383.3	$381.9	$379.6	$380.3	$381.3	$382.8	$385.9
EBITDA [1]	32.3	34.5	33.8	35.6	34.9	34.2	35.6
CapEx	3.5	3.5	3.5	3.5	3.5	3.5	3.5

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.

JOURNAL DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE JOURNAL FORECAST OR ADJUSTED FORECASTS FOR SCRIPPS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Journal's Unaudited Prospective Financial Model for Journal Media Group

In the course of its due diligence, Journal created non-public financial models for Journal Media Group for calendar years 2014 through 2016, which models are referred to as the “Journal Media Group model.” The Journal Media Group model was made available to the Journal board for use in its evaluation of the transactions.

The Journal Media Group model makes assumptions about certain revenue and expense items, including the following:

•	Local, classified, national, preprint, digital, circulation and other revenue in each Scripps and Journal newspaper market;

•
Operating expenses expected each year for each Scripps and Journal newspaper market, including employee, news production, selling, newsprint, general and administrative, digital and production and distribution expense;

•	Number of employees;

•	Daily and Sunday print circulation; and

•	Corporate expenses and capital expenditures.

($ in millions)	2014	2015	2016

Revenue	$539.4	$530.0	$519.9
EBITDA [1]	56.7	57.9	57.0

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.

Journal's Unaudited Prospective Financial Model for Scripps Following the Transactions

In the course of its due diligence, Journal created non-public financial models for Scripps following the transactions for calendar years 2014 through 2020, which models are referred to as the “Scripps post-closing model.” The Scripps post-closing model was made available to the Journal board for use in its evaluation of the transactions.

The Scripps post-closing model makes assumptions about certain revenue and expense items, including the following:

•	Local, national, political and digital advertising revenue in each Scripps television market and each Journal television and radio market, for a period of time and then trended as a group thereafter;

•	Retransmission consent revenue, based on the number of MVPD subscribers expected each year and the expected retransmission rate per subscriber in each Scripps and Journal television market;

•	Network affiliation fee expense, based on the number of MVPD subscribers expected per year and the expected rate charged by each network per subscriber in each Scripps and Journal television market;

•
Operating expenses expected each year for each Scripps and Journal station, including people, programming, selling, promotion, general and administrative, news production, digital and technical expenses, in each Scripps television market and each Journal television and radio market for a period of time and then trended as a group thereafter; and

•	Corporate expenses and capital expenditures.

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$842.2	$877.5	$1,051.3	$999.7	$1,133.5	$1,089.7	$1,245.6
EBITDA [1]	195.0	185.7	321.9	239.1	348.2	281.7	399.1

1. Defined as earnings before interest, taxes, depreciation and amortization and includes adjusted pension expenses pro forma of the agreed upon allocation post transaction for each segment.

JOURNAL DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE JOURNAL MEDIA GROUP MODEL OR SCRIPPS POST-CLOSING MODEL TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL MODELS ARE NO LONGER APPROPRIATE.

Scripps Unaudited Prospective Financial Information

In the course of their mutual due diligence, Scripps provided Journal with non-public financial forecasts for Scripps’ newspaper business for calendar years 2014 through 2019, and Scripps’ broadcast business for calendar years 2014 through 2020, which forecasts are referred to as "Scripps broadcast business management forecasts" and "Scripps newspaper business management forecasts," respectively. Scripps broadcast business is defined as consolidated Scripps, excluding its newspaper business. The Scripps newspaper business management forecasts include allocations of shared services and corporate expenses historically reported in the Scripps newspaper business segment but do not include any allocation of amounts historically reported as shared services and corporate expenses in Scripps’ financial statements. Those costs are included in the Scripps broadcast business management forecasts. The Scripps broadcast business management forecasts and Scripps newspaper business management forecasts are collectively referred to as the "Scripps forecast." The Scripps forecast was made available to the Scripps board for use in its evaluation of the transactions and also was made available to Wells Fargo Securities in connection with its financial analyses and opinions.

The Scripps forecast makes assumptions about certain revenue and expense items, including the following:

•Local, national, political and digital advertising revenue in the Scripps television markets;

•	Retransmission consent revenue, based on the number of MVPD subscribers expected each year and the expected retransmission rate for such subscribers each year;

•	Network affiliation fee expense, based on the expected share of retransmission revenue to be paid to each network;

•	Operating expenses expected each year for the Scripps station group, including programming, selling, promotion, general and administrative, news production, digital and technical expenses;

•	Local, national, classified, preprint, digital and circulation revenue in the Scripps newspaper markets;

•	Operating expenses expected each year for the Scripps newspaper markets, including news production, selling, newsprint, general and administration, digital and production and distribution expense; and

•	Corporate expenses and capital expenditures.

Scripps Broadcast Business Management Forecasts

($ in millions)	2014		2015	2016	2017	2018	2019	2020

Revenue	$562.4		$602.1	$754.0	$692.9	$802.4	$761.5	$896.0
EBITDA [1]	95.6		95.3	220.1	133.5	223.3	165.5	266.3
Unlevered Free Cash Flow [2]	37.7	[3]	41.6	122.8	71.6	124.2	93.4	141.8

1. Defined as earnings before interest, taxes, depreciation, and amortization.
2. Defined as EBITDA plus pension expense, minus cash taxes and capital expenditures, and plus or minus changes in net working capital.
3. Represents estimated Unlevered Free Cash Flow for 6 months ended 12/31/2014.

Scripps Newspaper Business Management Forecasts

($ in millions)	2014		2015	2016	2017	2018	2019

Revenue	$383.3		$381.9	$379.6	$380.3	$381.3	$382.8
EBITDA [1]	25.6		27.9	27.1	28.9	28.2	27.5
Unlevered Free Cash Flow [2]	7.6	[3]	17.6	15.4	16.2	15.1	15.2

1. Defined as earnings before interest, taxes, depreciation and amortization.
2. Defined as EBITDA plus pension expense, minus cash taxes and capital expenditures, and plus or minus changes in net working capital.
3. Represents estimated Unlevered Free Cash Flow for 6 months ended 12/31/2014.

In addition, Journal provided certain unaudited financial forecasts to Scripps. As part of its evaluation of the transaction and based on due diligence it conducted, Scripps made certain assumptions and prepared its own financial forecasts based on the Journal forecast (which projections are referred to as “Scripps Adjusted Broadcast Forecasts for Journal” and “Scripps Adjusted Newspaper Forecasts for Journal,” respectively). The Scripps Adjusted Broadcast Forecasts for Journal and Scripps Adjusted Newspaper Forecasts for Journal were made available to the Scripps board for use in its evaluation of the transactions and also were made available to Wells Fargo Securities in connection with the preparation of its financial analyses and opinion.

Scripps Adjusted Broadcast Forecasts for Journal

($ in millions)	2014		2015	2016	2017	2018	2019	2020

Revenue	$280.3		$283.5	$325.3	$308.3	$345.4	$326.4	$364.2
EBITDA [1]	75.4		68.3	96.1	72.4	105.1	80.0	111.5
Unlevered Free Cash Flow [2]	27.9	[3]	50.4	67.1	52.6	72.8	57.6	74.7

1. Defined as earnings before interest, taxes, depreciation and amortization.
2. Defined as EBITDA plus pension expense, minus cash taxes and capital expenditures, and plus or minus changes in net working capital.
3. Represents estimated Unlevered Free Cash Flow for 6 months ended 12/31/2014.

Scripps Adjusted Newspaper Forecasts for Journal

($ in millions)	2014		2015	2016	2017	2018	2019

Revenue	$156.3		$152.2	$148.3	$148.3	$148.3	$148.3
EBITDA [1]	22.7		21.1	19.7	19.2	19.1	19.0
Unlevered Free Cash Flow [2]	8.7	[3]	12.1	11.1	10.2	10.1	10.0

1. Defined as earnings before interest, taxes, depreciation and amortization.
2. Defined as EBITDA plus pension expense, minus cash taxes and capital expenditures, and plus or minus changes in net working capital.
3. Represents estimated Unlevered Free Cash Flow for 6 months ended 12/31/2014.

SCRIPPS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE SCRIPPS FORECAST OR ADJUSTED FORECASTS FOR JOURNAL TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Scripps’ Unaudited Prospective Financial Model for Journal Media Group

In the course of its due diligence, Scripps created non-public financial models for Journal Media Group for calendar years 2014 through 2017, which models are referred to as the “Journal Media Group model of Scripps.” The Journal Media Group model of Scripps was made available to the Scripps board for use in its evaluation of the transactions.

The Journal Media Group model of Scripps makes assumptions about certain revenue and expense items, including the following:

•	Retail, classified, national, preprint, digital, circulation and other revenue for Scripps and Journal newspaper markets, for a period of time and then trended as a group thereafter;

•
Operating expenses expected each year for Scripps and Journal newspaper markets, including, selling, newsprint, general and administrative, news production, digital and production and distribution expenses, for a period of time and then trended as a group thereafter;

•	Daily and Sunday print circulation; and

•	Corporate expenses and capital expenditures.

($ in millions)	2014	2015	2016	2017

Revenue	$539.4	$529.2	$517.6	$507.0
EBITDA [1]	57.2	57.2	57.2	57.2

1. Defined as earnings before interest, taxes, depreciation and amortization.

Scripps’ Unaudited Prospective Financial Model for Scripps Following the Transactions

In the course of its due diligence, Scripps created non-public financial models for Scripps following the transactions for calendar years 2014 through 2020, which models are referred to as “Scripps following the transactions model.” The Scripps following the transactions model was made available to the Scripps board for use in its evaluation of the transactions.

The Scripps following the transactions model makes assumptions about certain revenue and expense items, including the following:

•	Local, national, political and digital advertising revenue in the Scripps and Journal television markets and the Journal radio markets;

•	Retransmission consent revenue, based on the number of MVPD subscribers expected each year and the expected retransmission rate for such subscribers each year;

•	Network affiliation fee expense for two “Big Four” networks, based on the share of retransmission revenue to be paid to each;

•
Network affiliation fee expense for the two other “Big Four” networks, based on the number of MVPD subscribers expected per year and the expected rate charged by each network per subscriber in each Journal television market for a period of time and then trended as a group thereafter;

•	Operating expenses expected each year for the Scripps and Journal stations, including programming, selling, promotion, general and administrative, news production, digital and technical expenses; and

•	Corporate expenses and capital expenditures.

($ in millions)	2014	2015	2016	2017	2018	2019	2020

Revenue	$842.7	$880.3	$1,070.5	$993.2	$1,140.5	$1,081.3	$1,260.3
EBITDA [1]	195.3	187.0	338.2	230.6	355.9	274.2	414.6

1. Defined as earnings before interest, taxes, depreciation and amortization.

SCRIPPS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE JOURNAL MEDIA GROUP MODEL OF SCRIPPS OR THE SCRIPPS FOLLOWING THE TRANSACTIONS MODEL TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL MODELS ARE NO LONGER APPROPRIATE.

Interests of Scripps’ Directors and Officers in the Transactions

Interests of Scripps’ Directors.
Except as described below, none of the directors of Scripps has any interest in the transactions different from, or in addition to, the interests of Scripps shareholders generally. No director of Scripps will become a director of Journal Media Group in connection with the transactions. Scripps restricted share units outstanding immediately prior to closing and held by Scripps’ directors (and phantom stock units credited under Scripps’ deferred compensation plan for directors) will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. In addition, each of Scripps’ directors will receive a cash dividend-equivalent payment with respect to his or her outstanding restricted share units in connection with the Scripps special dividend, and the phantom stock units credited under Scripps’ deferred compensation plan for directors will be adjusted to reflect the payment of the Scripps special dividend.
Interests of Scripps’ Officers.
Scripps shareholders should be aware that Timothy E. Stautberg and the other executive officers of Scripps may have interests in the transactions that are different from, or are in addition to, the interests of Scripps shareholders generally. Scripps’ Board of Directors was aware of these interests during its deliberations on the merits of the transactions (to the extent such interests existed at such time) and in deciding to recommend that the Scripps shareholders vote for the approval of the Scripps amendment proposal and the Scripps share issuance proposal.
Interests of Mr. Stautberg. Mr. Stautberg is Scripps’ Senior Vice President, Newspapers and will become the President and Chief Executive Officer of Journal Media Group and a member of the Board of Directors of Journal Media Group following completion of the transactions. As a result, Mr. Stautberg’s outstanding Scripps restricted share units will become fully vested as of the closing of the transactions (to the extent not previously vested) and will be treated in the same manner as outstanding Scripps class A common shares (i.e., the restricted share units will be cancelled in exchange for a combination of Scripps class A common shares, shares of Journal Media Group common stock and a cash dividend-equivalent payment in connection with the Scripps special dividend).
In addition, it is anticipated that Mr. Stautberg (and each of Scripps’ other executive officers) will receive a pro-rated target annual incentive bonus for 2015, payable in cash, based on the portion of the year ending on the closing of the transactions.
Interests of Scripps Officers Other Than Mr. Stautberg. None of Scripps’ executive officers, other than Mr. Stautberg, will become officers, directors or employees of Journal Media Group in connection with the transactions. As a result, all stock-based compensation awards outstanding immediately prior to closing held by Scripps executive officers other than Mr. Stautberg will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. In addition, each of Scripps’ executive officers will receive a cash dividend-equivalent payment with respect to his or her outstanding restricted share units in connection with the Scripps special dividend. For a description of the treatment of equity compensation held by directors and executive officers of Scripps in the transactions, see “Master Transaction Agreement - Treatment of Stock Options and Other Stock - Based Awards” beginning on page ____.
It is also anticipated that each of Scripps’ executive officers (including, as noted above, Mr. Stautberg) will receive a pro-rated target annual incentive bonus for 2015, payable in cash, based on the portion of the year ending on the closing of the transactions. It is estimated that the total amount of the 2015 pro-rated target annual incentive bonuses that would be paid to

Scripps’ executive officers (including Mr. Stautberg) will equal $488,870 in the aggregate, assuming that (i) the consummation of the transactions occurs on March 31, 2015, and (ii) the target annual bonus amount for each executive officer for fiscal year 2015 will be equal to the target bonus amount established for fiscal year 2014.
It is estimated that the total amount of the cash dividend-equivalent payments to be made to Scripps’ directors and executive officers with respect to their outstanding restricted share units, plus the dividend equivalents to be credited to phantom stock accounts under Scripps’ deferred compensation plan for directors, in connection with the Scripps special dividend will equal $430,590 in the aggregate, assuming that (i) the Scripps special dividend will equal approximately $1 per share, (ii) the amount of dividend equivalents payable on restricted share units is determined based on the number of outstanding unvested restricted share units expected to be held by Scripps’ executive officers and directors as of March 31, 2015, and (iii) the amount of dividend equivalents credited to phantom stock accounts under Scripps’ deferred compensation plan for directors is determined based on the number of phantom stock units credited to such plan as of September 30, 2014.
Transaction-Related Compensation - Scripps

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated under the Exchange Act regarding the compensation that is or may become payable to Scripps’ named executive officers that is based on or otherwise relates to the transactions. This compensation is referred to as “golden parachute” compensation by applicable SEC disclosure rules.

For purposes of this table, we have assumed that the consummation of the transactions occurs on March 31, 2015.

Golden Parachute Compensation - Scripps

Named Executive Officer (1)	Cash ($)(2)	Equity ($)(3)	Pension/NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)(4)	Total ($)(5)
Richard A. Boehne	$161,500	0	0	0	0	$100,585	$262,085
Timothy Wesolowski	$45,000	0	0	0	0	$37,764	$82,764
Brian G. Lawlor	$57,500	0	0	0	0	$31,522	$89,022
Timothy E. Stautberg	$55,000	$799,758	0	0	0	$37,250	$892,008
William Appleton	$46,875	0	0	0	0	$31,522	$78,397

(1)	Per SEC regulations, Scripps’ “named executive officers” are those as determined for purposes of Scripps’ most recent Annual Report on Form 10-K.

(2)
Reflects the assumed “single-trigger” cash payment to each named executive officer of a pro-rated target annual bonus for the portion of fiscal year 2015 ending on the assumed date of the closing of the transactions (March 31, 2015). The amounts reported in this column were determined based on the target annual bonus levels established for each Scripps named executive officer for fiscal year 2014.

(3)
Reflects the “single trigger” accelerated vesting of Mr. Stautberg’s unvested Scripps restricted share units as of the closing of the transactions. The amount reported with respect to Mr. Stautberg in this column was determined by multiplying the number of Mr. Stautberg’s unvested Scripps restricted share units as of March 31, 2015 (with performance-based restricted share units for the 2014 performance period included at target) by $21.47, the average per-share closing price of Scripps’ class A common shares over the first five business days following July 30, 2014, the date of the first public announcement of the transactions.

(4)
The amounts reported in this column represent the cash dividend equivalents payable on Scripps restricted share units outstanding as of as of March 31, 2015, which would be payable on a “single-trigger” basis in connection with the Scripps special dividend. The amount reported in this column for each named executive officer is equal to the product of $1 per share (the assumed value of the Scripps special dividend) multiplied by the number of Scripps restricted share units expected to be outstanding and unvested as of the closing of the transactions.

(5)
The total estimated amount of compensation reported in this column for each of Scripps’ named executive officers is payable upon consummation of the transactions, which is referred to as a “single trigger” payment.

Interests of Journal’s Directors and Officers in the Transactions

Some of Journal’s directors and executive officers and Steven J. Smith, as both an executive officer and director of Journal, may have interests in the transactions that are different from, or in addition to, those of Journal shareholders generally. These interests include designation as a director or executive officer of Journal Media Group following the completion of the transactions and other interests described below. The Journal Board of Directors was aware of these interests or potential interests during its deliberations on the merits of the transactions and in deciding to recommend that the Journal shareholders vote for the approval of the Journal spin-off proposal and the Journal merger proposal at Journal’s special meeting. Each of Journal’s six non-employee, independent directors owns fully-vested shares of Journal stock. Each director is required to own 25,000 shares of Journal stock by the December 31st five years after his or her start date on the Journal board. Journal’s non-employee, independent directors receive grants of fully-vested shares of class B common stock as part of their compensation for their service on the Journal board. None of Journal’s non-employee, independent directors has any unvested Journal stock and none are entitled to any additional compensation as a result of the transactions.
Directors and Officers of Journal Media Group. As of November 5, 2014, the following directors and executive officers of Journal have agreed to become directors or executive officers of Journal Media Group: Steven J. Smith, Chairman and Chief Executive Officer of Journal, will be the Chairman of Journal Media Group, Jason R. Graham, Senior Vice President of Finance and Chief Financial Officer of Journal, will be Senior Vice President, Chief Financial Officer and Treasurer of Journal Media Group, Marty V. Ozolins, Vice President and Corporate Controller of Journal, will become Vice President and Controller of Journal Media Group, Elizabeth F. Brenner, Chief Operating Officer of Journal Publishing Group and an Executive Vice President of Journal, will become Vice President, Regional Publisher of Journal Media Group and President and Publisher of the Milwaukee Journal Sentinel, and Jonathan Newcomb and Mary Ellen Stanek, current directors of Journal, will become directors of Journal Media Group.
Officers of Scripps after the Transactions. Steven H. Wexler, currently a Vice President of Journal, will become Vice President, Radio of Scripps after the closing of the transactions and Deborah F. Turner, currently a Vice President of Journal, will become a divisional manager of Scripps after the closing of the transactions.
Treatment of Journal Stock Appreciation Rights ("SARs"), Journal Restricted Stock and Journal Performance Units. Journal’s executive officers have previously been granted SARs, restricted stock and performance units under Journal’s 2003 Equity Incentive Plan, as amended, and the 2007 Omnibus Incentive Plan, which we refer to collectively as the “Journal Equity Plans.” Under the terms of the Journal Equity Plans, such outstanding equity awards generally vest in full upon consummation of a change in control transaction, if such awards are not assumed by the acquiring company. The following discussion describes more specifically the treatment of these awards in connection with the transactions, the consummation of which will constitute a change in control for purposes of the Journal Equity Plans:

•	each outstanding award of Journal SARs will be cancelled and the holders thereof will receive a cash payment equal to the fair value thereof calculated as of July 21, 2014;

•	each outstanding share of Journal restricted stock will become fully vested and will participate in the transactions on the same basis as other Journal shareholders; and

•
each outstanding Journal performance unit will vest (i) based on the actual level of achievement of all relevant performance goals, as determined by the Journal Compensation Committee, measured as of the calendar quarter immediately preceding the closing date of the transactions, in the case of Journal performance units granted with respect to the three-year performance period consisting of Journal’s 2013, 2014 and 2015 fiscal years, and such earned Journal performance units will be prorated based on the length of time within the performance period that has elapsed prior to the closing date of the transactions, or (ii) based on a deemed achievement of all relevant performance goals at the target level, in the case of Journal performance units granted with respect to the three-year performance period consisting of Journal’s 2014, 2015 and 2016 fiscal years, and such earned Journal performance units will be prorated based on the length of time within the performance period that has elapsed prior to the closing date of the transactions. The holders of such vested Journal performance units will receive a combination of shares of Scripps class A common stock and shares of Journal Media Group common stock, based on the number of such shares that the holder would be entitled to receive had the vested Journal performance units represented actual shares of Journal common stock as of the record date for the share exchange in connection with the transactions.

The following table sets forth, for each of Journal’s executive officers, the number of all outstanding and unexercised Journal SARs, shares of Journal restricted stock, and Journal performance units held by each such person as of March 31, 2015, the assumed closing date of the transactions, and the estimated consideration that each will receive after the closing date of the transactions in connection with such awards. Journal’s non-employee, independent directors do not hold any Journal SARs, shares of Journal restricted stock, Journal options or Journal performance units, or any other type of unvested equity award.

	Number of Shares Underlying Outstanding Journal SARs (#)	Journal SARs Payment ($)(1)	Number of Shares of Journal Restricted Stock (#)	Journal Restricted Stock Consideration ($)(2)	Number of Shares Underlying Outstanding Journal Performance Units (#)	Journal Performance Unit Consideration ($)(2)
Executive Officers
Elizabeth Brenner	124,000	$155,007	9,717	$105,041	20,532	$136,595
Andre J. Fernandez	0	0	23,057	$249,246	27,387	$181,135
Jason R. Graham	0	0	13,088	$141,481	0	0
William M. Kaiser	0	0	3,147	$34,019	0	0
Royce A. Miles	0	0	3,147	$34,019	0	0
Michael O’Brien(3)	0	0	0	0	0	0
Marty V. Ozolins	0	0	2,867	$30,989	0	0
James P. Prather	0	0	1,530	$16,539	4,502	$36,500
Steven J. Smith	413,000	$501,421	25,826	$279,179	54,691	$364,455
Mary Hill Taibl	79,000	$94,992	3,929	$42,472	0	0
Karen O. Trickle	0	0	2,117	$22,885	0	0
Deborah F. Turner	0	0	10,479	$113,278	7,709	$50,945
Steven H. Wexler	0	0	3,653	$39,489	7,670	$50,769
Non-Employee Directors
Dean H. Blythe	0	0	0	0	0	0
David J. Drury	0	0	0	0	0	0
Jonathan Newcomb	0	0	0	0	0	0
Mary Ellen Stanek	0	0	0	0	0	0
Owen J. Sullivan	0	0	0	0	0	0
Jeanette Tully	0	0	0	0	0	0

(1)
All SARs were fully vested as of March 31, 2015. The cash payment for the cancelled Journal SARs reflects the estimated fair value thereof based upon a Black-Scholes model, using the following assumptions and inputs: (i) valuation date, July 21, 2014; (ii) stock price, $8.71 (Journal’s closing stock price on July 21, 2014); (iii) expected life assumption, 2 years or 3 years (based on the number of full years until the original expiration date of the SAR); (iv) volatility, 48%; (v) risk-free interest rate, 0.59% or 1.00% (based on 2 and 3-year U.S. Treasury Strip available on July 21, 2014); and (vi) dividend yield, 0%.

(2)
Determined by multiplying the number of unvested shares of Journal restricted stock and Journal performance units that will vest in connection with the transactions by $10.81, the average per-share closing price of Journal’s common stock over the first five business days following July 30, 2014, the date of Journal’s first public announcement of the transactions. For further information regarding the vesting of shares of Journal restricted stock and Journal performance units, see above under “Treatment of Journal Stock Appreciation Rights, Journal Restricted Stock and Journal Performance Units.”

(3)	Mr. O’Brien terminated employment with Journal on May 2, 2014.

For further information regarding the beneficial ownership of Journal common stock by the directors and executive officers of Journal, see “Stock Ownership of Management and Others of Journal" beginning on page _____.

Employment Agreement with Mr. Smith

Pursuant to Journal’s employment agreement with Mr. Smith, if his employment is terminated without cause or if he resigns for good reason, then, in addition to accrued salary, he will be entitled to receive:

•	a pro rata target annual bonus for the year of termination;

•	a severance payment equal to three times his then-current annual salary and target annual bonus; and

•	continued group health coverage for a period of 36 months.

Mr. Smith’s employment agreement provides that if any payments or benefits would be subject to the excise tax imposed under Section 4999 of the tax code, then the payments will be limited to the maximum amount that could be paid without triggering the excise tax.

No special severance benefits will be payable in the event Mr. Smith’s employment terminates by reason of death or disability, or if Mr. Smith is terminated for cause or resigns without good reason, or if Mr. Smith’s employment is terminated at the end of the employment period, except that in the event of Mr. Smith’s death or disability, he (or his estate) will receive a pro-rata portion of his target annual bonus earned through the date of termination.

Mr. Smith’s employment agreement contains confidentiality, noncompetition and employee nonsolicitation covenants that apply during his employment and for 24 months after his termination of employment.

Change-in-Control Agreements with Messrs. Fernandez, Graham and Wexler and Ms. Brenner, Taibl and Turner

Pursuant to Journal’s change-in-control agreement with each of Messrs. Fernandez, Graham and Wexler and Ms. Brenner, Ms. Taibl and Ms. Turner, if the executive’s employment is terminated without cause or if the executive resigns for good reason within two years after a change in control, in the case of Mr. Fernandez, Ms. Brenner and Ms. Taibl, or one year after a change in control, in the case of Messrs. Graham and Wexler and Ms. Turner, then, in addition to accrued salary, he or she will be entitled to receive:

•	a pro rata target annual bonus for the year of termination;

•
a severance payment equal to a multiple of the executive’s then-current annual salary and target annual bonus (2x, in the case of Mr. Fernandez and Ms. Brenner, 1.5x, in the case of Ms. Taibl, and 1x, in the case of Messrs. Graham and Wexler and Ms. Turner); and

•
continued group health coverage for a period of time after his or her termination (24 months, in the case of Mr. Fernandez and Ms. Brenner, 18 months, in the case of Ms. Taibl, or 12 months, in the case of Messrs. Graham and Wexler and Ms. Turner), except that the obligation to provide health coverage will end if the executive becomes employed by another employer that provides him or her with group health benefits.

The change-in-control agreements provide that if any payments or benefits would be subject to the excise tax imposed under Section 4999 of the tax code, then the payments will be limited to the maximum amount that could be paid without triggering the excise tax.

No special severance will be payable if the executive is terminated for cause or resigns without good reason, or if the executive’s employment is terminated at the end of the employment period, or if the executive’s employment terminates due to death or disability, except in the case of death or disability, the executive (or his or her estate) would be entitled to receive a pro-rata portion of the executive’s target annual bonus earned through the date of termination.

Each of the agreements contains confidentiality and employee nonsolicitation covenants that apply during the executive’s employment and for 24 months, in the case of Mr. Fernandez and Ms. Brenner, 18 months, in the case of Ms. Taibl, or 12 months, in the case of Messrs. Graham and Wexler and Ms. Turner, after his or her termination of employment. With the exception of Ms. Taibl’s agreement, each of the change-in-control agreements also contains a noncompetition covenant that applies for 24 months, in the case of Mr. Fernandez and Ms. Brenner, or 12 months, in the case of Messrs. Graham and Wexler and Ms. Turner, after the executive terminates employment, unless he or she timely waives the severance benefits provided by the change-in-control agreement, in which case the noncompetition covenant will not apply.

Severance Guidelines for Messrs. Miles, Kaiser, Ozolins or Prather and Ms. Trickle

Pursuant to Journal’s severance guidelines, if the executive’s employment is terminated without cause, then he or she would be entitled to receive a lump sum severance payment equal to (i) one year of his or her then-current annual salaries, in the case of Messrs. Miles, Kaiser and Ozolins and Ms. Trickle, or (ii) for each year of service with Journal, two weeks of his then-current weekly salary (subject to a minimum of six months and a maximum of 40 weeks), in the case of Mr. Prather. Each of the executives would also be entitled to continued group health coverage for a period of time after his or her termination (12 months, in the case of Messrs. Miles, Kaiser and Ozolins and Ms. Trickle, and 6 months, in the case of Mr. Prather) and out placement services.

Pension Benefits

Employees’ Pension Plan. Journal’s Employees’ Pension Plan, which we refer to as the “Journal Pension Plan,” is a defined benefit pension plan that provides benefits for Journal employees, as well as employees of certain of Journal’s subsidiaries who meet minimum age and service eligibility requirements. Effective as of January 1, 2011, benefit accruals under the Journal Pension Plan were permanently frozen. Subject to certain limitations, the monthly retirement benefit under the Journal Pension Plan, assuming attainment of the retirement age specified by the plan and payments in the form of a life annuity, is determined in accordance with a formula that takes into account the following factors: final average compensation for the last five years of employment prior to the freezing of the Pension Plan, number of years of benefit service, and an actuarially determined Social Security offset.

Messrs. Fernandez and Graham and Ms. Turner did not participate in the Journal Pension Plan because they were hired after May 1, 2006. The retirement benefit for Messrs. Kaiser, Miles, Ozolins, Prather and Wexler, Ms. Brenner, Ms. Taibl and Ms. Trickle under the Journal Pension Plan is a monthly pension equal to 1/12th of the amount determined as follows, subject to the freezing of accruals as of January 1, 2011:

•	0.65% of final average compensation times years of service (up to 35 years); plus

•	0.40% of final average compensation times years of service from 35 to 40 years; plus

•	0.65% of final average compensation in excess of “Covered Compensation” times years of service (up to 35 years).

Mr. Smith was a participant in the Journal Pension Plan prior to December 31, 1998, when a different formula was in effect. His Journal Pension Plan benefit consists of the benefit account accrued as of December 31, 1998 under the prior plan formula plus the benefits determined under the above formula for service between December 31, 1998 and December 31, 2010.

Journal’s employees hired on or before May 1, 2006 automatically became participants in the Journal Pension Plan on their entry date, which was the January 1, or July 1 after reaching age 21 and completing one year of eligible service with 1,000 hours. Journal Pension Plan benefits will begin when a participant reaches normal retirement age for Social Security purposes. Benefits can begin as early as age 60, but the benefit will be lower than at normal retirement age.

The consummation of the transactions does not enhance the benefits payable under the Journal Pension Plan.

Supplemental Executive Retirement Plan. Journal’s Supplemental Executive Retirement Plan, which we refer to as the “Journal SERP,” is an unfunded, nonqualified defined benefit retirement plan. Under the Journal SERP, certain executives are eligible to receive a retirement benefit based on the benefit they would receive under the Journal Pension Plan or Journal’s 401(k) plan. Benefits payable under the Journal SERP are calculated without regard to the limitations imposed by the tax code on the amount of compensation that may be taken into account under the Journal Pension Plan or Journal 401(k) plan. Effective January 1, 2011, benefit accruals under the Journal SERP were permanently frozen.

Executives who participated in the Journal SERP will receive a supplemental benefit equal to the excess, if any, of (i) the monthly benefit payable to the executive under the Journal Pension Plan, computed without regard to the tax code limitations, but taking into account for purposes of compensation under the Journal Pension Plan only base pay plus annual incentive compensation (including any deferred amounts of base pay and annual incentive compensation), over (ii) the amount of monthly benefit actually payable to the executive under the Journal Pension Plan as limited by the tax code.

Effective January 1, 2011, annual employer contributions are no longer a component of the Journal 401(k) plan. This prior annual employer contribution is part of the executive’s 401(k) plan balance. At the time the annual employer contribution to the 401(k) plan was made on behalf of the executive for such year, an amount was credited to the executive’s SERP account equal to the difference between: (i) the annual employer contribution that would be made to the 401(k) plan computed without regard to tax code limitations, but taking into account for purposes of compensation under the 401(k) plan only base pay (including any deferred amounts of base pay); and (ii) the amount of the annual employer contribution actually made on behalf of the executive under the 401(k) plan as limited by the tax code. Earnings will be credited to the account of each executive, from time to time, at the rate determined by the Journal Compensation Committee.

Benefits which become payable to an executive under the Journal SERP will be payable upon the later of the executive’s attainment of age 60 or his or her termination of employment.

Messrs. Kaiser, Prather, Smith and Wexler and Ms. Brenner and Ms. Taibl participate in the Journal SERP. Messrs. Fernandez, Graham, Miles and Ozolins and Ms. Turner and Ms. Trickle do not participate in the Journal SERP. The consummation of the transactions does not enhance the benefits payable under the Journal SERP.

Deferred Compensation

Journal’s Deferred Compensation Plan allows participants to defer a portion or all of their base salary and a portion or all of their payment from the annual bonus plan. There is no limitation on the amount participants may choose to defer. The participant’s deferrals receive an annual return based on the prime interest rate minus 1.5%. Upon a participant’s termination of employment, he or she may elect to receive his or her distribution in a lump sum or annual installments over a period of ten years. If a participant’s death occurs prior to the payment of any amounts to him under the Journal Deferred Compensation Plan, other than payments for unforeseeable emergencies, the participant will receive his or her distribution in five annual installments. If a participant’s death occurs after the payment of any amount to him under the Journal Deferred Compensation Plan, other than payments for unforeseeable emergencies, his beneficiary will receive the distributions in the same form as paid to the participant prior to his death. In the event of an unforeseeable emergency (as defined) either before or after the commencement of payments under the Journal Deferred Compensation Plan, a participant may request that all or any portion of his or her benefits be paid in one or more installments prior to the normal time for payment of such amounts.

Messrs. Fernandez and Prather are the only executive officers that participate in the Journal Deferred Compensation Plan and they will receive payments thereunder in accordance with their deferral elections. The consummation of the transactions does not enhance the benefits payable under the Journal Deferred Compensation Plan.

Transaction-Related Compensation - Journal

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated under the Exchange Act regarding the compensation that is or may become payable to Journal’s named executive officers that is based on or otherwise relates to the transactions. This compensation is referred to as “golden parachute” compensation by applicable SEC disclosure rules, and such compensation is subject to a non-binding, advisory vote of Journal’s shareholders, as described above in the section “Journal Proposals to be Voted on at the Special Meeting - Journal Compensation Proposal.”

For purposes of this table, we have assumed that:

•	the consummation of the transactions occurs on March 31, 2015;

•	the named executive officer’s employment is terminated without cause or he or she resigns for good reason on March 31, 2015; and

•	no reduction would be made to the payments to the named executive officers in order to avoid triggering the excise tax under tax code Sections 280G and 4999.

Golden Parachute Compensation - Journal

Named Executive Officer (1)	Cash ($)	Equity ($)(5)	Pension/NQDC ($)(6)	Perquisites/ Benefits ($)	Tax Reimbursement ($)(10)	Other ($)	Total ($)(11)
Steven J. Smith	$3,208,533 (2)	$1,145,055	0	$40,069(7)	0	0	$4,393,657
Andre J. Fernandez	$1,433,333 (3)	$430,381	0	$44,885(8)	0	0	$1,908,599
Jason R. Graham	$471,440(3)	$141,481	0	$10,000(8)	0	0	$622,921
Elizabeth Brenner	$1,187,465(3)	$396,643	0	$37,225(8)	0	0	$1,621,333
James P. Prather	$316,250 (4)	$53,039	0	$16,708(9)	0	0	$385,997
Deborah F. Turner	$587,487 (3)	$164,223	0	$16,096(8)	0	0	$767,806

(1)
Per SEC regulations, Journal’s “named executive officers” are those as determined for purposes of Journal’s most recent Annual Report on Form 10-K, plus Jason R. Graham, who became Journal’s principal financial officer on February 11, 2014.

(2)
Reflects the following “double trigger” cash payments that would be payable to Mr. Smith pursuant to his employment agreement in the event his employment is terminated without cause or he resigns for good reason, in each case payable in a single lump sum: (i) a severance payment equal to $3,158,400; and (ii) a pro rata target annual bonus for fiscal year 2015 equal to $50,133.

(3)
Reflects the following “double trigger” cash payments that would be payable to Messrs. Fernandez and Graham, Ms. Brenner and Ms. Turner pursuant to their change-in-control agreements in the event their employment is terminated without cause or they resign for good reason within 24 months, in the case of Mr. Fernandez and Ms. Brenner, or 12 months, in the case of Mr. Graham and Ms. Turner, following the consummation of the transactions, in each case payable in a single lump sum: (i) a severance payment in the following amounts: Mr. Fernandez, $1,400,000; Mr. Graham, $451,913; Ms. Brenner, $1,165,060; and Ms. Turner, $563,153; and (ii) a pro rata target annual bonus for fiscal year 2015, in the following amounts: Mr. Fernandez, $33,333; Mr. Graham, $19,527; Ms. Brenner, $22,405; and Ms. Turner, $24,334.

(4)
Reflects the following “double trigger” cash payments that would be payable to Mr. Prather in a single lump sum pursuant to Journal’s severance guidelines in the event his employment is terminated without cause: (i) a severance payment of $300,000; and (ii) a pro rata target annual bonus for fiscal year 2015 of $16,250.

(5)	Reflects the “single trigger” consideration payable with respect to Journal SARs and unvested shares of Journal restricted stock and Journal performance units, as detailed in the following table:

	Journal SARs ($)(a)	Journal Restricted Stock ($)(b)	Journal Performance Units ($)(b)
Steven J. Smith	$501,421	$279,179	$364,455
Andre J. Fernandez	0	$249,246	$181,135
Jason R. Graham	0	$141,481	0
Elizabeth Brenner	$155,007	$105,041	$136,595
James P. Prather	0	$16,539	$36,500
Deborah F. Turner	0	$113,278	$50,945

(a)
All SARs were fully vested as of March 31, 2015. The cash payment for each cancelled Journal SAR reflects the estimated fair value thereof based upon a Black-Scholes model, using the following assumptions and inputs: (i) valuation date, July 21, 2014; (ii) stock price, $8.71 (Journal’s closing stock price on July 21, 2014); (iii) expected life assumption, 2 years or 3 years (based on the number of full years until the original expiration date of the SAR); (iv) volatility, 48%; (v) risk-free interest rate, 0.59% or 1.00% (based on 2 and 3-year U.S. Treasury Strip available on July 21, 2014; and (vi) dividend yield, 0%.

(b)
Determined by multiplying the number of unvested shares of Journal restricted stock and Journal performance units that will vest in connection with the transactions, by $10.81, the average per-share closing price of Journal’s common stock over the first five business days following July 30, 2014), the date of Journal’s first public announcement of the transactions. For further information regarding the vesting of shares of Journal restricted stock and Journal performance units, see above under “The Transactions - Interest of Journal's and Officers in the Transactions - Treatment of Journal Stock Appreciation Rights, Journal Restricted Stock and Journal Performance Units.”

(6)	The consummation of the transactions does not enhance the benefits payable under the Journal Pension Plan, Journal SERP or Journal Deferred Compensation Plan.

(7)
Reflects the value of continued group health coverage for 36 months, based on the cost of the employer-subsidized portion of the monthly premium for group health benefits coverage in effect for Mr. Smith and his eligible dependents on the date of termination, which is a “double trigger” benefit to Mr. Smith in the event his employment is terminated without cause or he resigns for good reason.

(8)
Reflects the value of the following “double trigger” benefits that would be provided to Messrs. Fernandez and Graham, Ms. Brenner and Ms. Turner pursuant to their change-in-control agreements in the event their employment is terminated without cause or they resign for good reason within 24 months, in the case of Mr. Fernandez and Ms. Brenner, or 12 months, in the case of Mr. Graham or Ms. Turner, following the consummation of the transactions: (i) continued group health coverage, based on the cost of the employer-subsidized portion of the monthly premium for group health benefits coverage in effect for the executive and his or her eligible dependents on the date of termination, as follows: Mr. Fernandez, $34,885 (24 months); Mr. Graham, $0; Ms. Brenner, $27,225 (24 months); and Ms. Turner, $6,096 (12 months); and (ii) reimbursement for outplacement services following the executive’s termination of employment, in the amount of $10,000 for each executive.

(9)
Reflects the value of the following “double trigger” benefits that would be provided to Mr. Prather pursuant to Journal severance guidelines in the event his employment is terminated without cause in connection with the transactions: (i) continued group health coverage, based on the cost of the employer-subsidized portion of the monthly premium for group health benefits coverage in effect for the executive and his eligible dependents on the date of termination, $6,708 (6 months); and (ii) reimbursement for outplacement services following his termination of employment, in the amount of $10,000.

(10)	None of the named executive officers are entitled to a “gross-up” to offset excise taxes under Section 4999 of the tax code or a reimbursement for related taxes.

(11)
The following table quantifies, for each named executive officer, the portion of the total estimated amount of compensation that is payable upon consummation of the transactions, referred to a “single trigger,” and the portion of the total amount of compensation that is payable only after both consummation of the transactions and a termination of the named executive officer’s employment by the surviving corporation without cause or by the executive officer for good reason, referred to as “double trigger”:

	Single Trigger ($)	Double Trigger ($)
Steven J. Smith	$1,145,055	$3,248,602
Andre J. Fernandez	$430,381	$1,478,218
Jason R. Graham	$141,481	$481,440
Elizabeth Brenner	$396,643	$1,224,690
James P. Prather	$53,039	$332,958
Deborah F. Turner	$164,223	$603,583

Indemnification of Executive Officers and Directors of Journal. The master agreement provides that Scripps will indemnify current and former directors and officers of Journal and its subsidiaries with respect to matters existing or occurring at or prior to the completion of the transactions and advance their expenses on certain conditions in connection with such matters.
As a result of the interests described above, certain of Journal’s directors and officers may be more likely to vote their shares of Journal common stock to approve the spin-off proposal and the merger proposal than Journal shareholders generally.
As a result of the interests described above, certain of Journal’s directors and officers may be more likely to vote their shares of Journal common stock to approve the spin-off proposal and the merger proposal than Journal shareholders generally.

Regulatory Approvals

Antitrust Authorities. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission, which we refer to as the “FTC,” certain acquisition transactions may not be consummated until certain information and documents have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice, which we refer to as the “Antitrust Division,” and certain waiting period requirements have been observed. These requirements apply to the transactions.
Under the HSR Act, transactions may not be completed until the expiration of a thirty calendar day waiting period that begins when a Notification and Report Form is filed with the FTC and the Antitrust Division. This waiting period may be extended by a Request for Additional Information issued by the FTC or the Antitrust Division. Pursuant to the terms of the master agreement, Scripps and Journal filed Notification and Report Forms on August 20, 2014. The HSR waiting period terminated on September 2, 2014.
At any time before or after the completion of the transactions, despite termination of the HSR waiting period, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transactions, seeking to unwind the transactions or seeking the divestiture of substantial assets of Scripps and Journal (or their respective subsidiaries). State attorneys general may bring legal action under state or federal antitrust laws. Private parties may bring legal action under the antitrust laws under certain circumstances.
Federal Communications Commission. Under U.S. federal communications laws, Scripps and Journal may not complete the transactions unless they obtain the FCC consent. FCC consent is sought through the filing of transfer of control applications with the FCC, which are subject to public comment and objections from third parties for a limited period of time. Applications for FCC consent to the transactions were filed on or about August 15, 2014. The period for petitions to deny terminated on September 22, 2014, without any formal objection from third party. Informal objections to an FCC application may be filed, however, at any time before the agency acts. Journal owns two television stations in each of Boise, Idaho and Green Bay, Wisconsin, and five FM radio stations, in Wichita, Kansas, which in each case is one station over the limit under currently applicable FCC rules. In its application for FCC consent to the transactions, Journal agreed to divest one of the television stations in Boise, Idaho, and one of the FM radio stations in Wichita, Kansas. If Journal is unable to sell these stations prior to or on the closing of the transactions, it has proposed to assign the station or stations not sold to a divestiture trust. If a station is subject to a pending sales agreement when placed into trust, the trustee will assume the agreement and proceed with the closing of the transaction, subject to the receipt of consent from the FCC. In the event that there is no agreement in place to sell a station when placed into trust, or a pending sale is not timely consummated, the trustee will be required, in the trustee’s reasonable discretion, either (a) to enter into an agreement to divest the station within six months of its being placed in trust or within six months of termination of any sales agreement pending at the time of the assignment to the trustee, or (b) if the FCC is accepting applications from television stations to participate in the incentive auction during the applicable six-month period, to participate in the spectrum auction. The trust agreement does not contain any minimum sale price requirement. If the trustee is unable to sell the station (or the spectrum) within that period, it will surrender the station license(s) to the FCC. The trustee will be Kiel Media Group, LLC, whose sole member and manager is Douglas G. Kiel. Mr. Kiel has no personal, familial or, other than the divestiture trust, business relationship with Journal or Scripps or their affiliates. Mr. Kiel was employed by Journal until 2009, but he has never been employed by Scripps. Mr. Kiel does not hold an attributable interest in any broadcast station or in any daily newspaper. He does hold SARs granted to him while he was employed by Journal. These rights will be canceled and Mr. Kiel will receive a cash payment equal to the fair value thereof calculated as of July 21, 2014, treatment that will be consistent with that accorded to holders of other outstanding Journal SARs.
In the FCC application, Scripps has also requested a “failing station” waiver with respect to WACY-TV, one of the two television stations owned by Journal in the Green Bay, Wisconsin market. A waiver is necessary, because the FCC’s rules otherwise preclude the common ownership of both stations. If the waiver is not granted, Journal will attempt to sell the station before the closing of the transactions, or if it is unsuccessful in doing so, will seek to transfer the station to a divestiture trust for disposition in accordance with the procedures described above. Scripps anticipates that the FCC will grant the waiver. Regardless of the outcome of the request for a “failing station” waiver with respect to WACY-TV, Scripps expects to retain ownership of WGBA-TV, the other station, and NBC affiliate, owned by Journal in Green Bay.
There can be no assurance that a challenge to the transactions on antitrust, federal communications law, or other regulatory grounds will not be made. If such a challenge is made, there can be no assurance as to the result of such challenge.

Accounting Treatment of the Transaction

The newspaper mergers will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps treated as the accounting acquirer. The broadcast merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps treated as the accounting acquirer.
Listing of Journal Media Group Common Stock

Scripps and Journal have agreed to use their reasonable best efforts to cause Journal Media Group common stock to be listed on a stock exchange. It is expected that, following the completion of the transactions, Journal Media Group’s common stock will trade on the NYSE under the ticker symbol, “JMG.”
Delisting and Deregistration of Journal Class A Common Stock

Journal class A common stock is listed and traded on the NYSE under the symbol “JRN.” If the transactions are completed, Journal class A common stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded.
Resale of Journal Media Group Common Stock and Scripps Class A Common Shares

All shares of Journal Media Group common stock and Scripps class A common shares received by shareholders in connection with the transactions will be freely tradable for purposes of the Securities Act of 1933, which we refer to as the “Securities Act.” Shares of Journal Media Group common stock issued in the newspaper mergers and beneficially owned by affiliates of Journal Media Group may be resold or otherwise transferred, without registration, commencing 90 days after the closing of the transactions, as long as such sales are in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act.
Certain Indebtedness of Scripps and Journal

Existing Scripps Credit Agreement. Scripps is party to a $275 million revolving credit and term loan agreement, which we refer to as the “Scripps credit facility,” that includes a $200 million term loan B maturing in November 2020 and a $75 million revolving credit facility maturing in November 2018. Scripps’ annual report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus, contains more detailed information about the Scripps credit facility.

Journal Credit Agreement. Journal is party to an amended and restated credit agreement, which we refer to as the “Journal credit facility,” for a secured term loan facility and a secured revolving credit facility with initial aggregate commitments of $350 million, including the term loan commitment of $150 million and the revolving commitment of $200 million, both of which mature on December 5, 2017.  As of September 28, 2014, the outstanding principal amount of revolving loans drawn was $15.0 million, and the outstanding principal amount of term loans drawn was $115.5 million.  Journal’s annual report on Form 10-K for the year ended December 29, 2013, which is incorporated by reference into this joint proxy statement/prospectus, contains more detailed information about the Journal credit facility.

Journal’s Unsecured Subordinated Notes Payable. On August 13, 2012, Journal repurchased all outstanding shares of its class C common stock in exchange for approximately $6.2 million in cash and the issuance of unsecured subordinated promissory notes with an aggregate principal amount of approximately $25.6 million bearing interest at a rate of 7.25% per annum.  Notes with an aggregate principal amount of approximately $9.7 million were paid in 2012.  The remaining subordinated notes, with an aggregate principal amount of approximately $10.6 million, are payable in equal annual installments of approximately $2.7 million on September 30 of each of 2015, 2016, 2017 and 2018, and may not be pre-paid. Interest on the notes is payable quarterly. Holders of the outstanding subordinated notes are entitled to accelerate the maturity of those notes upon closing of the transactions.

Amendment to Scripps Credit Facility. Upon the closing of the transactions, Scripps expects the Scripps Credit Facility will be amended to (i) add incremental facilities consisting of a $25 million increase in the revolving facility (resulting in a revolving facility of $100 million after such increase) and a $200 million incremental term loan, (ii) allow Scripps to complete the transactions, and (iii) make covenant modifications favorable to Scripps. The incremental term loan will be used to pay off the obligations under the Journal credit facility, which will be terminated at the closing of the transactions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following is a summary of the material U.S. federal income tax consequences to Scripps and Journal, and to the holders of Scripps common shares and Journal common stock, in connection with the Scripps newspaper contribution, Scripps newspaper spin-off, Journal newspaper contribution, Journal newspaper spin-off, Scripps newspaper merger, Scripps special dividend, Journal newspaper merger, and broadcast merger, as applicable. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Scripps, Scripps Spinco, Journal, or Journal Spinco common shares that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of the corporation’s equity;

•	holders owning common shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes; or

•	a person that owns common shares through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to shareholders who do not hold common shares as a capital asset, and does not discuss any alternative minimum tax consequences. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE TRANSACTIONS. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

Scripps Newspaper Contribution and Scripps Newspaper Spin-Off

In connection with the transactions, Scripps expects to receive an opinion from the law firm of Baker & Hostetler LLP that the Scripps newspaper contribution and Scripps newspaper spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355, 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Scripps Spinco, Journal Media Group and Scripps, which if incorrect in certain material respects, would jeopardize the conclusions reached by Baker & Hostetler LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the spin-off.

Scripps and Scripps Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the spin-off, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Scripps common shares who receive shares of Scripps Spinco common stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for the spin-off to qualify for tax-free treatment under Sections 355, 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Scripps, Scripps Spinco and Scripps’ shareholders of the spin-off:

•
subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by, and no amount will be includible in the income of, Scripps as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of Scripps common shares, solely as a result of the receipt of Scripps Spinco common stock, except possibly with respect to any cash received in the Scripps special dividend, discussed on page __;

•
the aggregate tax basis of the Scripps common shares and Scripps Spinco common stock in the hands of Scripps’ shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Scripps common shares held by the holder immediately before the spin-off, allocated between the common shares of Scripps and Scripps Spinco common stock in proportion to their relative fair market values on the date of the spin-off; and

•
the holding period of shares of the Scripps Spinco common stock received by Scripps’ shareholders will include the holding period of their Scripps common shares, provided that such shares are held as capital assets on the date of the spin-off.

Scripps’ shareholders that have acquired different blocks of Scripps common shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Scripps Spinco common stock distributed with respect to such blocks of Scripps common shares.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Scripps expects to make available to its shareholders information pertaining to compliance with this requirement.

If the spin-off were not to qualify as a tax-free spin-off for U.S. federal income tax purposes, each Scripps shareholder that receives shares of Scripps Spinco common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, and the distribution of shares of Scripps Spinco common stock received with respect to a Scripps common share generally would be treated in the following manner:

•
first as a taxable dividend to the extent of the pro rata share of Scripps’ current and accumulated earnings and profits that is allocable to the Scripps common share, if any (as of September 30, 2014, Scripps had no current or accumulated earnings and profits, and Scripps is excepted not to have any current or accumulated earnings or profits for the taxable year in which the distribution is made);

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the Scripps share; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Scripps Spinco common stock would be equal to the fair market value of such stock on the date of the distribution, and such shareholder’s holding period in the Scripps Spinco common stock would begin on the date of the distribution. Furthermore, Scripps would recognize taxable gain if the fair market value of Scripps Spinco common stock exceeds Scripps’ tax basis in such stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Scripps (but not Scripps’ shareholders) under Section 355(e) if 50% or more, by vote or value, of shares of Scripps Spinco common stock or Scripps common shares are acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Scripps common shares within two years before the spin-off, and any acquisitions or issuances of Scripps Spinco common stock or Scripps common shares within two years after the spin-off, generally are presumed to be part of such a plan, although Scripps Spinco or Scripps may be able to rebut that presumption. Even if these rules were to apply to cause the spin-off to be taxable to Scripps, it would remain tax-free to the Scripps shareholders.

In connection with the spin-off, Scripps Spinco, Journal Media Group and Scripps have entered into a tax matters agreement whereby Scripps Spinco, Journal Media Group, and Scripps agree to be subject to certain restrictions to preserve the tax-free nature of the spin-off. For a description of the tax matters agreements, see “Additional Agreements - Tax Matters Agreements” at page _____.

Scripps Newspaper Merger

In connection with the transactions, Scripps expects to receive an opinion from the law firm of Baker & Hostetler LLP that the Scripps newspaper merger will meet the requirements necessary for the merger to receive tax-free treatment under Sections 351 and/or 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Scripps Spinco, Journal Media Group and Scripps, which if incorrect in certain material respects, would jeopardize the conclusions reached by Baker & Hostetler LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the merger.

Scripps and Scripps Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Scripps Spinco common stock who receive shares of Journal Media Group common stock in the merger could be subject to significant U.S. federal income tax liability.

Assuming the merger satisfies the requirements necessary for the merger to qualify for tax-free treatment under Sections 351 and/or 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Scripps Spinco and Scripps Spinco’s shareholders of the merger:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, Scripps Spinco or Journal Media Group as a result of the merger;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of shares of Scripps Spinco common stock, solely as a result of the receipt of Journal Media Group common stock, except with respect to any cash received in lieu of fractional shares;

•
the aggregate tax basis of the Journal Media Group common stock received in the merger (including any fractional shares deemed received and sold for cash as described below) by a holder will be the same as the aggregate tax basis of the Scripps Spinco common stock held by the holder immediately before the merger;

•
the holding period of shares of the Journal Media Group common stock received by Scripps Spinco’s stockholders will include the holding period of their shares of Scripps Spinco common stock, provided that such shares are held as capital assets on the date of the merger; and

•
a Scripps Spinco shareholder who receives cash in lieu of a fractional share of Journal Media Group common stock in the merger will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Scripps Spinco common stock exceeds one year.

Payments of cash in lieu of a fractional share of Journal Media Group common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Scripps Spinco’s shareholders that have different tax bases or holding periods for different blocks of Scripps Spinco common stock should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Media Group common stock received with respect to such blocks of Scripps Spinco common stock.

If the merger were not to qualify as tax-free for U.S. federal income tax purposes, each Scripps Spinco shareholder that receives shares of Journal Media Group common stock in the merger would be treated as recognizing taxable gain to the extent the fair market value of such shares exceeds such shareholder’s tax basis in its Scripps Spinco common stock. Additionally, each shareholder’s basis in the Journal Media Group common stock would be equal to its fair market value on the date of the merger and its holding period in the Journal Media Group common stock would begin on the date of the merger.

Scripps Special Dividend

The cash received in the Scripps special dividend with respect to a Scripps common share generally will be treated in the following manner:

•
first as a taxable dividend to the extent of the pro rata share of Scripps’ current and accumulated earnings and profits that is allocable to the Scripps common share, if any (as of September 30, 2014, Scripps had no current or accumulated earnings and profits, and Scripps is excepted not to have any current or accumulated earnings or profits for the taxable year in which the distribution is made);

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the Scripps share; and

•	thereafter as capital gain with respect to any remaining value.

Payments of cash in the Scripps special dividend may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Journal Newspaper Contribution and Journal Newspaper Spin-Off

In connection with the transactions, Journal expects to receive an opinion from the law firm of Foley & Lardner LLP that the Journal newspaper contribution and Journal newspaper spin-off will meet the requirements necessary for the spin-off to qualify under Sections 355, 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Journal Spinco, Journal Media Group and Journal, which if incorrect in certain material respects, would jeopardize the conclusions reached by Foley & Lardner LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the spin-off.

Journal and Journal Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the spin-off, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Journal common stock who receive shares of Journal Spinco common stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for the spin-off to qualify under Sections 355, 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Journal, Journal Spinco and Journal’s shareholders of the spin-off:

•
as a result of the application of Section 355(e), Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares;

•
subject to the discussion above regarding Section 355(e), no gain or loss will be recognized by, and no amount will be includible in the income of, Journal as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Journal common stock, solely as a result of the receipt of Journal Spinco common stock;

•
the aggregate tax basis of the Journal common stock and Journal Spinco common stock in the hands of Journal’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Journal common stock held by the holder immediately before the spin-off, allocated between the common stock of Journal and Journal Spinco common stock in proportion to their relative fair market values on the date of the spin-off; and

•
the holding period of shares of the Journal Spinco common stock received by Journal’s shareholders will include the holding period of their shares of Journal common stock, provided that such shares are held as capital assets on the date of the spin-off.

Journal shareholders that have acquired different blocks of shares of Journal common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Spinco common stock distributed with respect to such blocks of Journal common stock.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Journal expects to make available to its shareholders information pertaining to compliance with this requirement.

If the spin-off were not to qualify as a tax-free spin-off for U.S. federal income tax purposes, each Journal shareholder that receives shares of Journal Spinco common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, and the distribution of shares of Journal Spinco common stock received with respect to a share of Journal common stock generally would be treated in the following manner:

•	first as a taxable dividend to the extent of the pro rata share of Journal’s current and accumulated earnings and profits that is allocable to the share of Journal common stock;

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the share of Journal common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Journal Spinco common stock would be equal to the fair market value of such stock on the date of the distribution, and such shareholder’s holding period in the Journal Spinco common stock would begin on the date of the distribution. Furthermore, Journal would recognize a taxable gain if the fair market value of Journal Spinco common stock exceeds Journal’s tax basis in such stock.

In connection with the spin-off, Journal Spinco, Journal Media Group and Journal have entered into a tax matters agreement whereby Journal Spinco, Journal Media Group and Journal have agreed to be subject to certain restrictions to preserve the tax-free nature of the spin-off. For a description of the tax matters agreements, see “Additional Agreements - Tax Matters Agreements” at page ______.

Journal Newspaper Merger

In connection with the transactions, Journal expects to receive an opinion from the law firm of Foley & Lardner LLP that the Journal newspaper merger will meet the requirements necessary for the merger to receive tax-free treatment under Sections 351 and/or 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Journal Spinco, Journal Media Group and Journal, which if incorrect in certain material respects, would jeopardize the conclusions reached by Foley & Lardner LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the merger.

Journal and Journal Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Journal Spinco common stock who receive shares of Journal Media Group common stock in the merger could be subject to significant U.S. federal income tax liability.

Assuming the merger satisfies the requirements necessary for the merger to qualify for tax-free treatment under Sections 351 and/or 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Journal Spinco and Journal Spinco’s shareholders of the merger:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, Journal Spinco or Journal Media Group as a result of the merger;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of Journal Spinco common stock, solely as a result of the receipt of Journal Media Group common stock, except with respect to any cash received in lieu of fractional shares;

•
the aggregate tax basis of the Journal Media Group common stock received in the merger (including any fractional shares deemed received and sold for cash as described below) by a holder will be the same as the aggregate tax basis of the Journal Spinco common stock held by the holder immediately before the merger;

•
the holding period of shares of the Journal Media Group common stock received by Journal Spinco’s stockholders will include the holding period of their shares of Journal Spinco common stock, provided that such shares are held as capital assets on the date of the merger;

•
a Journal Spinco shareholder who receives cash in lieu of a fractional share of Journal Media Group common stock in the merger will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Journal Spinco common stock exceeds one year.

Payments of cash in lieu of a fractional share of Journal Media Group common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder's U.S. federal income tax liability if the required information is timely supplied to the IRS.

Journal Spinco’s shareholders that have different tax bases or holding periods for different blocks of Journal Spinco common stock should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Media Group common stock received with respect to such blocks of Journal Spinco common stock.

If the merger were not to qualify as tax-free for U.S. federal income tax purposes, each Journal Spinco shareholder that receives shares of Journal Media Group common stock in the merger would be treated as recognizing taxable gain to the extent the fair market value of such shares exceeds such shareholder’s tax basis in its Journal Spinco common stock. Additionally, each shareholder’s basis in the Journal Media Group common stock would be equal to the fair market value of such stock on the date of the merger, and such shareholder’s holding period in the Journal Media Group common stock would begin on the date of the merger.

Broadcast Merger

In connection with the transactions, Scripps expects to receive an opinion from the law firm of Baker & Hostetler LLP and Journal expects to receive an opinion from the law firm of Foley & Lardner LLP that the broadcast merger will meet the requirements necessary for such merger to receive tax-free treatment under Section 368 and related provisions of the Code. The opinions will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Journal, which if incorrect in certain material respects, would jeopardize the conclusions reached by Baker & Hostetler LLP and Foley & Lardner LLP in their opinions. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinions of counsel will not be binding on the IRS or the courts. The opinions of counsel do not address any U.S. state or local or foreign tax consequences of the merger.

Journal and Scripps have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Journal common stock who receive Scripps common shares in the merger could be subject to significant U.S. federal income tax liability.

Assuming the merger satisfies the requirements necessary for the merger to qualify for tax-free treatment under Section 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Journal and Scripps and to Journal’s shareholders of the merger:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, Journal or Scripps as a result of the merger;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of Journal common stock, solely as a result of the receipt of Scripps common shares, except with respect to any cash received in lieu of fractional shares;

•
the aggregate tax basis of the Scripps common stock received in the merger (including any fractional shares deemed received and sold for cash as described below) by a holder will be the same as the aggregate tax basis of the Journal common stock held by the holder immediately before the merger;

•
the holding period of Scripps common shares received by Journal’s shareholders will include the holding period of their shares of Journal common stock, provided that such shares are held as capital assets on the date of the merger; and

•
a Journal shareholder who receives cash in lieu of a fractional Scripps common share in the merger will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Journal common stock exceeds one year.

Payments of cash in lieu of a fractional Scripps common share may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder's U.S. federal income tax liability if the required information is timely supplied to the IRS.

A holder of Journal class B common stock who receives cash in connection with the exercise of dissenters’ rights will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in its class B common stock. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Journal class B common stock exceeds one year.

Journal’s shareholders that have different tax bases or holding periods for different blocks of Journal common stock should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Scripps common shares received with respect to such blocks of Journal common stock.

If the merger were not to qualify as tax-free for U.S. federal income tax purposes, each Journal shareholder that receives Scripps common shares in the merger would be treated as recognizing taxable gain to the extent the fair market value of such shares exceeds such shareholder’s tax basis in its Journal common stock. Additionally, each shareholder’s basis in the Scripps common shares would be equal to the fair market value of such shares on the date of the merger, and such shareholder’s holding period in the Scripps common shares would begin on the date of the merger. Furthermore, Journal would recognize a taxable gain to the extent the fair market value of Scripps common shares exceeds Journal’s tax basis in its properties.

The preceding summary of the anticipated U.S. federal income tax consequences of the transactions is for general informational purposes only. Scripps’ and Journal’s shareholders should consult their own tax advisors as to the specific tax consequences of the transactions to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

THE MASTER TRANSACTION AGREEMENT

General

This section of the joint proxy statement/prospectus describes certain material terms of the master agreement. The following summary is qualified in its entirety by reference to the complete text of the master agreement, which is incorporated by reference and attached as Annex A to this joint proxy statement/prospectus. We urge you to read the entire master agreement. We also urge you to review Annex A to this joint proxy statement/prospectus detailing the series of transactions involved in the separation and combination of the Scripps and Journal newspaper businesses and the combination of their broadcast businesses.

The master agreement and the discussion under this heading have been included to provide you with information regarding the terms of the master agreement. They are not intended to provide any factual information about Scripps, Journal or Journal Media Group, or any of the other parties to the master agreement. That information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings made by Scripps and Journal with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information” beginning on page ___.

Description of the Master Transaction Agreement

Pursuant to the master agreement, which has been unanimously approved by the Boards of Directors of each of Scripps and Journal, Scripps and Journal will, through a series of transactions and subject to the satisfaction or waiver of specified conditions, (i) separate Journal’s newspaper business pursuant to a spin-off of Journal Spinco to the shareholders of Journal, (ii) separate Scripps’ newspaper business pursuant to a spin-off of Scripps Spinco to the shareholders of Scripps, (iii) combine these two spun-off newspaper businesses through two mergers, resulting in each of them becoming a wholly owned subsidiary of Journal Media Group and (iv) then merge Journal with and into a wholly owned subsidiary of Scripps. Upon consummation, the transactions will result in two separate public companies: one, Journal Media Group, continuing the combined newspaper businesses of Journal and Scripps; and the other, Scripps, continuing the combined broadcast businesses of Journal and Scripps. In connection with the transactions, each share of Journal class A common stock and Journal class B common stock outstanding on the share exchange record date will receive 0.5176 Scripps class A common shares and 0.1950 shares of Journal Media Group common stock, and each Scripps class A common share and common voting share outstanding will receive 0.2500 shares of Journal Media Group common stock. Immediately following completion of the transactions, holders of Journal’s common stock will own approximately 41% of the common stock of Journal Media Group and approximately 31% of the common shares of Scripps, in the form of Scripps class A common shares, and holders of Scripps class A common shares and common voting shares will own approximately 59% of the common stock of Journal Media Group and approximately 69% of the common shares of Scripps, in the form of Scripps class A common shares and Scripps common voting shares. Pursuant to the Master Agreement, prior to the completion of the transactions, Journal will contribute to Journal Spinco $10.0 million in cash (which will be an asset of Journal Media Group following completion of the transactions), and Scripps will distribute a special cash dividend in the aggregate amount of $60.0 million to the holders of its common shares. The transactions are intended to be tax-free at both the shareholder and corporate levels at each of Scripps and Journal, with the exceptions of the distribution of Journal Spinco to Journal shareholders, which will be taxable at the Journal corporate level, and the distribution of the Scripps special dividend to its shareholders (and Scripps employees and directors holding restricted stock units and phantom stock units that are treated as common share equivalents for purposes of the Scripps special dividend), which may be taxable to such shareholders and will be taxable to such employees and directors as compensation.
Scripps Internal Transactions

The Scripps newspaper business currently is operated primarily through (i) Scripps Media, which owns 11 of the daily newspapers published by Scripps; (ii) Memphis Publishing Company, which publishes the Memphis Commercial Appeal; and (iii) Evansville Courier Company, Inc., which publishes the Evansville Courier. Prior to the Scripps newspaper spin-off, Scripps Media will contribute all of the assets and liabilities, with certain exceptions, related to the newspapers it publishes and certain investments (including its 40% partnership interest in a general partnership that publishes the Albuquerque Journal daily newspaper) to Scripps Newspapers LLC, and following that contribution will contribute the ownership interest in Scripps Newspaper LLC to Scripps Spinco, a wholly-owned subsidiary of Scripps Media. Following that contribution to Scripps Spinco, Scripps Media will distribute the stock of Scripps Spinco to Scripps, the sole shareholder of Scripps Media, and Scripps will then contribute to Scripps Spinco all of the outstanding stock it owns in Memphis Publishing Company and Evansville Courier Company, Inc. As a result of the foregoing, Scripps Spinco will be a wholly-owned subsidiary of Scripps, and Scripps Spinco in turn will have three wholly-owned subsidiaries, Scripps Newspapers LLC, Memphis Publishing Company and Evansville Courier Company, Inc.

Journal Internal Transactions

Journal’s newspapers business is currently operated through two wholly-owned subsidiaries: Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. Prior to the Journal newspaper spin-off, Journal will contribute to its wholly owned subsidiary Journal Spinco, all of the issued and outstanding shares of capital stock of Journal Sentinel, all of the issued and outstanding shares of capital stock of Journal Community Publishing, and cash in the amount of $10 million.

Closing and Effective Times of the Transactions

The closing of the transactions will take place in Cincinnati, Ohio, on the date on which the newspaper spin-offs, newspaper mergers, Scripps special dividend, and broadcast merger become effective, in that order. This date shall be mutually agreed to by Scripps and Journal and shall be a date occurring as soon as practicable after satisfaction of or waiver of all conditions set forth in the master agreement.

Articles of Incorporation and Bylaws of Journal Media Group

Material provisions of the articles of incorporation and bylaws of Journal Media Group, and certain provisions of the Wisconsin Business Corporation Law (the “WBCL”), are summarized in this joint proxy statement/prospectus at “Description of Capital Stock of Journal Media Group,” at page ___. For a comparison of the rights of Journal Media Group shareholders to those of Scripps and Journal shareholders, see “Comparison of Shareholder Rights,” at page ____.

Directors and Officers of Journal Media Group

Pursuant to the master agreement, Scripps and Journal will fix the size of the Board of Directors of Journal Media Group at seven or eight members. The non-executive chairman of the Board of Directors of Journal Media Group will be Steven J. Smith, who is currently Chairman and Chief Executive Officer of Journal. Timothy E. Stautberg, who is currently Senior Vice President, Newspapers of Scripps, will be the President and Chief Executive Officer and a member of the Board of Directors of Journal Media Group. Jason Graham, who is currently Senior Vice President of Finance and Chief Financial Officer of Journal, will be Senior Vice President, Chief Financial Officer and Treasurer of Journal Media Group. Elizabeth F. Brenner, currently Chief Operating Officer of Journal Publishing Group and an Executive Vice President of Journal, will be Vice President, Regional Publisher of Journal Media Group and President and Publisher of the Milwaukee Journal Sentinel. Marty V. Ozolins, currently Vice President and Corporate Controller of Journal, will be Vice President and Controller of Journal Media Group. Mary Ellen Stanek and Jonathan Newcomb, each of whom are current non-employee independent directors of Journal, will be directors of Journal Media Group. Stuart Aitken, a new independent director, will also be a director of Journal Media Group.

Following completion of the transactions, with the exception of Timothy E. Stautberg, no member of the Board of Directors or officer of Scripps will be a member of the Board of Directors or officer of Journal Media Group, and no member of the Scripps family who is a signatory to the Scripps Family Agreement will be a director or officer of Journal Media Group.

For a further description of the governance of Journal Media Group following the closing of the transactions, see “Description of Capital Stock of Journal Media Group” beginning on page ____ and “Comparison of Shareholder Rights” beginning on page ____.

Directors and Officers of Scripps

Following completion of the transactions, the officers and directors of Scripps will consist of those persons serving as officers and directors of Scripps immediately prior to completion of the transactions, with the exception of Timothy E. Stautberg, currently the Senior Vice President, Newspapers of Scripps, who will become the President and Chief Executive Officer of Journal Media Group.

Headquarters

Following the closing of the transactions, the headquarters and principal executive offices of Scripps will remain in Cincinnati, Ohio, and the headquarters and principal executive offices of Journal Media Group will be located in Milwaukee, Wisconsin.

Consideration in the Newspaper Mergers

In the newspaper mergers, each Journal shareholder will receive 0.1950 shares of Journal Media Group common stock for each share of Journal class A common stock and Journal class B common stock, and each Scripps shareholder will receive 0.2500 shares of Journal Media Group common stock for each Scripps class A common share and Scripps common voting share. Immediately following completion of the newspaper mergers, Journal shareholders will own approximately 41% of the common stock of Journal Media Group, and Scripps shareholders will own approximately 59% of the common stock of Journal Media Group.

Consideration in the Broadcast Merger

At the effective time of the broadcast merger, each outstanding share of Journal class A common stock and Journal class B common stock (other than (i) shares held by Journal, Scripps or their respective subsidiaries, and (ii) Journal class B common stock, if any, with respect to which the holders thereof have properly demanded and have not withdrawn or waived their right to dissent) will be converted into the right to receive 0.5176 class A common shares of Scripps. Immediately following completion of the broadcast merger, Journal shareholders will own approximately 31% of the common shares of Scripps, in the form of class A common shares, and Scripps shareholders will own approximately 69% of the common shares of Scripps, in the form of class A common shares and common voting shares.

Treatment of Stock Options and Other Stock-Based Awards

Scripps. Scripps stock options and phantom stock units outstanding immediately prior to closing, regardless of the holder thereof, will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. Scripps restricted share units outstanding immediately prior to closing held by Scripps broadcast and corporate employees and Scripps directors will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. Scripps restricted share units outstanding immediately prior to the closing held by Scripps newspaper employees (including Timothy E. Stautberg) and certain terminating employees will become fully vested (to the extent not previously vested) and will be treated in the same manner as outstanding shares of Scripps class A common shares (i.e., the restricted share units will be cancelled and the holders thereof will receive a combination of Scripps class A common shares, shares of Journal Media Group common stock, and a cash dividend-equivalent payment in connection with the Scripps special dividend). In connection with the Scripps special dividend, cash dividend equivalent payments will be made to all holders of Scripps restricted share units outstanding immediately prior to closing, and the phantom stock units credited under Scripps’ deferred compensation plan for directors will be adjusted to reflect the payment of the Scripps special dividend.

Journal. Journal’s restricted stock awards outstanding immediately prior to the closing will become fully vested and will participate in the transactions on the same basis as other Journal shareholders. Journal’s stock appreciation rights (SARs) and performance units outstanding immediately prior to the closing will be cancelled and the holders thereof will receive a cash payment of the estimated fair value, with respect to the SARs, and a combination of Scripps class A common shares and shares of Journal Media Group common stock (on the same basis as other Journal shareholders), with respect to the performance units.

Certain Representations and Warranties

The representations and warranties in the master agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the master agreement and may be subject to important qualifications and limitations agreed to by Scripps and Journal in connection with negotiating the terms of the master agreement. Subject to certain exceptions, these representations and warranties are qualified by information disclosed by Scripps or Journal, respectively, in public reports filed with the Securities and Exchange Commission, which we refer to as the “SEC,” prior to the date of the master agreement, excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, a “material adverse effect standard”) and in some cases may be qualified by disclosures made by one party to the other in schedules delivered by such party to the other for the purpose of allocating risk between Scripps and Journal rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the master agreement may have changed since the date of the master agreement, which may or may not be fully reflected in public disclosures. Scripps and Journal will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the master agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the master agreement do not survive the closing of the transactions. For the foregoing reasons, you should not rely on the representations and warranties in the master agreement as statements of factual information. Some of the more significant representations and warranties that Scripps and Journal each made to the other relate to:

•	valid existence, good standing and corporate authority to conduct business;

•	capital stock, stock options and other equity interests;

•	corporate authority to enter into the master agreement and other agreements contemplated by the transactions, and to consummate such transactions;

•	approval of the master agreement and the transactions by its Board of Directors;

•
absence of conflict with or breach of organizational documents, certain material agreements and applicable law resulting from the execution and delivery of the master agreement and the completion of the transactions;

•	SEC filings;

•	required governmental approvals;

•	financial statements;

•	broker’s fees;

•	absence of certain changes or events;

•	litigation;

•	taxes;

•	employee benefits and labor matters;

•	compliance with applicable laws and possession of necessary permits and licenses;

•	existence and validity of, and compliance with, material contracts;

•	absence of certain undisclosed liabilities;

•	interests in real property;

•	sufficiency of assets;

•	compliance with environmental laws;

•	internal controls and procedures;

•	insurance;

•	intellectual property;

•	transactions with related parties;

•	information supplied for inclusion in filings and notices;

•	the shareholder votes required to approve certain transactions contemplated by the master agreement;

•	matters related to multi-channel video programming distributors;

•	opinions of financial advisors; and

•	FCC licenses.

For purposes of the master agreement, a “material adverse effect” with respect to a party and its subsidiaries is defined to mean a material adverse effect on the business, condition, assets, or results of operations of the newspaper business or broadcast business of the party. For purposes of determining whether there has been or is reasonably likely to be a material adverse effect with respect to a party and its subsidiaries, the results of the following events or changes are not taken into account:

•
changes or conditions generally affecting the newspaper or broadcast industry, but only to the extent the effect on one party’s newspaper or broadcast business is not materially worse than the effect on such business of the other party;

•
changes in general economic, regulatory or political conditions, but only to the extent that the effect on the newspaper or broadcast business of one party is not materially worse than the effect on such business of the other party;

•	the announcement of the transactions;

•	any decline in the market price or change in trading volume of the capital stock of the party; and

•	any failure of the party to meet any internal or public projections, forecasts, guidance, estimates, revenue, earnings, cash flow or cash position with respect to its newspaper or broadcast business.

Conduct of Scripps and Journal Businesses Pending the Transactions

Prior to the closing of the transactions, except as expressly permitted by the master agreement or consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Scripps and Journal has agreed that it will, and will cause its respective subsidiaries to, conduct its business in the ordinary course and use commercially reasonable efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the master agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Scripps and Journal has generally agreed that it will not:

•	amend its organizational documents;

•
split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property) in respect of its capital stock, or redeem, repurchase or otherwise acquire, or offer to redeem, repurchase, or otherwise acquire, any securities, except for intra-company cash dividends;

•
issue, deliver or sell, or amend any term of any securities, except pursuant to the exercise, vesting or conversion of any securities outstanding on July 30, 2014, or issue any security that would vest or become exercisable or convertible prior to completion of the transactions;

•	incur any material capital expenditures, except in the ordinary course of business consistent with past practice;

•
acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice and that would not delay or impair the transactions;

•
sell, lease or otherwise transfer, or create or incur any lien (other than permitted liens) on, any of its or its subsidiaries’ assets, securities, properties, interests or businesses, other than any such sales, leases or transfers, and any such creation or incurrence, made in the ordinary course of business consistent with past practice and except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of its newspaper business or broadcast business;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice;

•
create, incur, assume, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money) outstanding at any time greater than as permitted under its credit facility;

•
enter into any contract that limits or otherwise restricts in any material respect it or any of its subsidiaries, or any successor thereto, or that could limit or restrict in any material respect Journal Media Group or any of its subsidiaries, from engaging or competing in any line of business, in any location or with any Person;

•
other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any adverse respect or terminate or permit non-renewal of any material contract or waive, release or assign any material rights, claims or benefits of it or any of its subsidiaries;

•
with certain exceptions, (A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any employee, (B) increase benefits payable under any existing severance or termination pay policies or employment agreements of or applicable to any employee, (C) enter into any employment, deferred compensation, retention, change in control, tax gross-up, special bonus, stay bonus or other similar agreement (or amend any existing agreement) with any employee, (D) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any employee or (E) increase compensation, bonus or other benefits payable to any employee, other than increases in the ordinary course of business consistent with past practice and not in excess of five percent (5%) of the aggregate total of such compensation, bonus or other benefits paid to all employees immediately prior to July 30, 2014;

•
change in any material respect its methods of accounting, except as required by changes in GAAP, applicable law or the Public Company Accounting Oversight Board, as agreed to by its independent public accountants;

•
settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against it or its Subsidiaries, except in each case as would not have a material adverse effect or (B) any litigation, arbitration, proceeding or dispute that relates to the transactions;

•
make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file claims for material tax refunds, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability; or

•	take any action (not otherwise permitted under the master agreement) that would make any representation or warranty inaccurate in any material respect.

Restrictions on Journal’s Solicitation of Acquisition Proposals

On July 30, 2014, Journal was required to cease all then existing discussions with any other person relating to alternative acquisition proposals or inquiries. In addition, Journal agreed that it will not, and will not authorize or permit its subsidiaries or its subsidiaries’ representatives to, directly or indirectly:

•
solicit, initiate or take any action to facilitate or encourage the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Journal acquisition proposal (as defined below);

•
enter into or participate in any discussions or negotiations with or otherwise cooperate with, or knowingly assist, participate in, facilitate or encourage any effort by, or furnish any information relating to Journal or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Journal or any of its subsidiaries to, any third party that is seeking to make, or has made, a Journal acquisition proposal; or

•	enter into any agreement, agreement in principle, letter of intent, term sheet, memorandum of understanding or other similar instrument relating to a Journal acquisition proposal.

Notwithstanding the foregoing restrictions, which we refer to as the “no-shop obligations,” if Journal receives a Journal acquisition proposal prior to receiving the approval of the transactions by its shareholders, Journal may (i) provide information to such person following such person’s execution of a confidentiality agreement no less favorable to Journal than the confidentiality agreement executed by Scripps and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of Journal’s no-shop obligations;

•
Journal’s Board of Directors concludes in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to result in a Journal superior proposal;

•
Journal’s Board of Directors concludes in good faith, based on the information then available and after consultation with outside legal counsel, that failing to provide such information and enter into negotiations would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law; and

•
Journal gives Scripps notice prior to taking any such actions, and provides Scripps with the name of the person making the acquisition proposal, a summary of the material terms and conditions of such proposal, and any non-public information it provides to such person if not previously provided to Scripps.

Journal’s Board of Directors may not (i) modify or withdraw or refuse to make to shareholders its recommendation of the transactions or qualify it in a manner adverse to Scripps, (ii) approve or recommend an alternative acquisition proposal for Journal or (iii) approve or recommend, or enter into any agreement in respect of, an acquisition proposal for Journal unless such acquisition proposal is a superior proposal that did not result from a breach of Journal’s no-shop obligations, and unless the Journal board concludes in good faith, after consultation with outside legal counsel, that failure to change its recommendation or enter into such acquisition agreement would reasonably likely violate its fiduciary obligations under applicable law. If Journal takes any of the aforesaid actions, it must provide written notice to Scripps specifying the material terms and conditions of the superior proposal, identifying the person making such proposal and indicating that the Journal board intends to make a change in its recommendation. Additionally, Journal must give Scripps the opportunity to match the superior proposal within five business days of notifying it of such proposal.

A “Journal acquisition proposal” means, other than the transactions, any offer or proposal relating to, or any third party indication of interest in, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Journal and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Journal or any committee thereof), or assets comprising 15% or more of the consolidated revenues of Journal and its subsidiaries, including in any such case through the acquisition of one or more subsidiaries of Journal owning such assets, (ii) acquisition or purchase, direct or indirect, of 15% or more of any class of equity or voting securities of Journal or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its subsidiaries, (iii) tender offer (including a self-tender offer) or exchange offer that, if consummated, could result in any person or group beneficially owning 15% or more of any class of equity or voting securities of Journal or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its subsidiaries, (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Journal, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its subsidiaries or (v) other transaction the completion of which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions.

A “Journal superior proposal” means any bona fide, unsolicited written Journal acquisition proposal made by a third party that the Journal board in good faith determines, after having received the advice of a nationally recognized financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other terms of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such Journal acquisition proposal to obtain financing, and any changes to the terms of the master agreement proposed by Scripps in response to such offer or proposal or otherwise, to be more favorable, including without limitation from a financial point of view, to Journal and the Journal shareholders than the transactions, is reasonably likely to be consummated, and for which financing, to the extent required, is then fully committed or is reasonably determined by the Journal board to be attainable. For purposes of the definition of “Journal superior proposal,” (A) each reference to “15% or more” or “more than 15%” in the definition of “Journal acquisition proposal” is replaced with “100%,” (B) clauses (ii) and (iii) of the definition of “Journal acquisition proposal” shall be read without the references to “any class of equity or” and (C) “100% of the voting securities of” is added immediately preceding the first reference to “Journal” in clause (iv) of the definition of “Journal acquisition proposal.” The effect of these alterations of percentages for purposes of the definition of Journal superior proposal is to require a superior proposal to constitute an offer for all, and not less than all, of Journal’s businesses.

Change of Recommendation by Journal’s Board of Directors

Journal’s Board of Directors may change its recommendation in connection with a superior proposal, prior to the approval of the transactions by Journal shareholders, if:

•	Journal receives a Journal superior proposal that did not result from a violation of its no-shop obligations;

•
Journal’s Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably likely violate its fiduciary duties under applicable law;

•	Journal provides five business days prior notice to Scripps that it intends to take such action and the reasons for such action;

•
to the extent requested by Scripps during the applicable notice period, Journal negotiates in good faith with Scripps with respect to any counter offer Scripps makes to match such acquisition proposal; and

•
Journal’s Board of Directors continues to believe, following any such negotiations with Scripps, in its good faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and outside counsel, that such acquisition proposal constitutes a superior proposal.

Scripps may terminate the master agreement following a change of recommendation by Journal’s Board of Directors, and in such event, Journal will be required to pay Scripps a termination fee of approximately $15.8 million, plus expenses up to $7.5 million.

Termination by Journal in Connection with a Superior Proposal

Journal may terminate the master agreement to enter into an agreement for a Journal superior proposal if, prior to the approval of the transactions by Journal shareholders:

•	Journal receives a Journal superior proposal that did not result from a violation of its no-shop obligations;

•
Journal’s Board of Directors concludes in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably likely violate its fiduciary duties under applicable law;

•	Journal provides five business days prior notice to Scripps that it intends to take such action and the reasons for such action;

•
to the extent requested by Scripps during the applicable notice period, Journal negotiates in good faith with Scripps with respect to any counter offer Scripps makes to match or surpass such acquisition proposal;

•
Journal’s Board of Directors continues to believe, following any such negotiations with Scripps, in its good faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and outside counsel, that such acquisition proposal constitutes a superior offer; and

•	Journal pays Scripps a termination fee of approximately $15.8 million upon termination, plus expenses up to $7.5 million.

Restrictions on Scripps’ Solicitation of Acquisition Proposals

On July 30, 2014, Scripps was required to cease all then existing discussions with any other person relating to alternative acquisition proposals or inquiries. In addition, Scripps agreed that it will not, and will not authorize or permit its subsidiaries or its subsidiaries’ representatives to, directly or indirectly:

•
solicit, initiate or take any action to facilitate or encourage the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Scripps acquisition proposal (as defined below);

•
enter into or participate in any discussions or negotiations with or otherwise cooperate with, or knowingly assist, participate in, facilitate or encourage any effort by, or furnish any information relating to Scripps or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Scripps or any of its subsidiaries to, any third party that is seeking to make, or has made, a Scripps acquisition proposal; or

•	enter into any agreement, agreement in principle, letter of intent, term sheet, memorandum of understanding or other similar instrument relating to a Scripps acquisition proposal.

Notwithstanding the foregoing restrictions, which we refer to as the “no-shop obligations,” if Scripps receives a Scripps acquisition proposal prior to receiving the approval of the transactions by its shareholders, Scripps may (i) provide information to such person following such person’s execution of a confidentiality agreement no less favorable to Scripps than the confidentiality agreement executed by Journal and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of Scripps’ no-shop obligations;

•
Scripps’ Board of Directors concludes in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to result in a Scripps superior proposal;

•
Scripps’ Board of Directors concludes in good faith, based on the information then available and after consultation with outside legal counsel, that failing to provide such information and enter into negotiations would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law;

•
Scripps gives Journal notice prior to taking any such actions, and provides Journal with the name of the person making the acquisition proposal, a summary of the material terms and conditions of such proposal, any non-public information it provides to such person if not previously provided to Journal.

Scripps’ Board of Directors may not (i) modify or withdraw or refuse to make to shareholders its recommendation of the transactions or qualify it in a manner adverse to Journal, (ii) approve or recommend an alternative acquisition proposal for Scripps or (iii) approve or recommend, or enter into any agreement in respect of, an acquisition proposal for Scripps unless such acquisition proposal is a superior proposal that did not result from a breach of Scripps’ no-shop obligations, and unless the Scripps board concludes in good faith, after consultation with outside legal counsel, that failure to change its recommendation or enter into such acquisition agreement would reasonably likely violate its fiduciary obligations under applicable law. If Scripps takes any of the aforesaid actions, it must provide written notice to Journal specifying the material terms and conditions of the superior proposal, identifying the person making such proposal and indicating that the Scripps board intends to make a change in its recommendation. Additionally, Scripps must give Journal the opportunity to match the superior proposal within five business days of notifying it of such proposal.

A “Scripps acquisition proposal” means, other than the transactions, any offer or proposal relating to, or any third party indication of interest in, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Scripps and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Scripps or any committee thereof), or assets comprising 15% or more of the consolidated revenues of Scripps and its subsidiaries, including in any such case through the acquisition of one or more subsidiaries of Scripps owning such assets, (ii) acquisition or purchase, direct or indirect, of 15% or more of any class of equity or voting securities of Scripps or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its subsidiaries, (iii) tender offer (including a self-tender offer) or exchange offer that, if consummated, could result in any person or group beneficially owning 15% or more of any class of equity or voting securities of Scripps or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its subsidiaries, (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Scripps, or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its subsidiaries or (v) other transaction the completion of which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions.

A “Scripps superior proposal” means any bona fide, unsolicited written Scripps acquisition proposal made by a third party that the Scripps board in good faith determines, after having received the advice of a nationally recognized financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other terms of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such Scripps acquisition proposal to obtain financing, and any changes to the terms of the master agreement proposed by Journal in response to such offer or proposal or otherwise, to be more favorable, including without limitation from a financial point of view, to Scripps and the Scripps shareholders than the transactions, is reasonably likely to be consummated, and for which financing, to the extent required, is then fully committed or is reasonably determined by the Scripps board to be attainable. For purposes of the definition of “Scripps superior proposal,” (A) each reference to “15% or more” or “more than 15%” in the definition of “Scripps acquisition proposal” is replaced with “100%,” (B) clauses (ii) and (iii) of the definition of “Scripps acquisition proposal” shall be read without the references to “any class of equity or” and (C) “100% of the voting securities of” is added immediately preceding the first reference to “Journal” in clause (iv) of the definition of “Scripps acquisition proposal.” The effect of these alterations of percentages for purposes of the definition of Scripps superior proposal is to require a superior proposal to constitute an offer for all, and not less than all, of Scripps’ businesses.

Change of Recommendation by Scripps’ Board of Directors

Scripps’ Board of Directors may change its recommendation in connection with a superior proposal, prior to the approval of the transactions by Scripps shareholders, if:

•	Scripps receives a Scripps superior proposal that did not result from a violation of its no-shop obligations;

•
Scripps’ Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably likely violate its fiduciary duties under applicable law;

•	Scripps provides five business days prior notice to Journal that it intends to take such action and the reasons for such action;

•
to the extent requested by Journal during the applicable notice period, Scripps negotiates in good faith with Journal with respect to any counter offer Journal makes to match or surpass such acquisition proposal; and

•
Scripps’ Board of Directors continues to believe, following any such negotiations with Journal, in its good faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and consulting with such outside counsel, that such acquisition proposal constitutes a superior proposal.

Journal may terminate the master agreement following a change of recommendation by Scripps’ Board of Directors, and in such event, Scripps will be required to pay Journal a termination fee of approximately $15.8 million, plus expenses up to $7.5 million.

Termination by Scripps in Connection with a Superior Proposal

Scripps may terminate the master agreement to enter into an agreement for a Scripps superior proposal if, prior to the approval of the transactions by Scripps shareholders:

•	Scripps receives a Scripps superior proposal that did not result from a violation of its no-shop obligations;

•	Scripps’ Board of Directors concludes in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably likely violate its fiduciary duties under applicable law;

•	Scripps provides five business days prior notice to Journal that it intends to take such action and the reasons for such action;

•
to the extent requested by Journal during the applicable notice period, Scripps negotiates in good faith with Journal with respect to any counter offer Journal makes to match or surpass such acquisition proposal;

•
Scripps’ Board of Directors continues to believe, following any such negotiations with Journal, in its good faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and outside counsel, that such acquisition proposal constitutes a superior offer; and

•	Scripps pays Journal a termination fee of approximately $15.8 million upon termination, plus expenses up to $7.5 million.

Conditions to the Transactions

The master agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Scripps and Journal to consummate the transactions:

•	expiration or termination of the HSR waiting period;

•	receipt of the FCC consent;

•	absence of any order in effect issued by a U.S. federal or state court of competent jurisdiction preventing the completion of the transactions;

•
declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective (with no stop order suspending effectiveness issued and no proceeding for such purpose pending before or threatened by the SEC);

•
declaration by the SEC that the registration statement pertaining to shares of Journal Media Group for issuance in connection with the newspaper mergers is effective (with no stop order suspending effectiveness issued and no proceeding for such purpose pending before or threatened by the SEC);

•	approval of the shares of Journal Media Group for listing on a nationally recognized stock exchange in the United States;

•	the holders of Scripps common voting shares shall have approved the Scripps amendment proposal and the Scripps share issuance proposal;

•	the Journal shareholders shall have approved the Journal spin-off proposal and the Journal merger proposal;

•	the Scripps credit facility shall have been amended;

•	Journal shall have received required consents of television networks ABC, NBC, CBS and Fox;

•	receipt by each of Scripps and Journal from its respective legal counsel of a written opinion with respect to certain U.S. federal income tax matters relating to the transactions;

•
the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties);

•	the performance in all material respects by each party of all obligations required to be performed by it under the master agreement; and

•
no institution of any action or proceeding by any governmental authority that remains pending before any governmental authority (i) challenging or seeking to make illegal or prohibit the completion of the transactions, (ii) seeking to compel Journal Media Group or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Scripps newspaper business and the Journal newspaper business, taken as a whole; or (iii) seeking to compel Scripps, Journal or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Scripps broadcast business or the Journal broadcast business.

Scripps and Journal cannot be certain when, or if, the conditions to the master agreement will be satisfied or waived, or whether the transactions will be completed. If permitted under applicable law, either Scripps or Journal may waive a condition for its own benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination whether to waive any condition will be made by Scripps or Journal at the time of such waiver based on the facts and circumstances as they exist at that time. If a condition to the master agreement is waived, Scripps and Journal, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Scripps shareholders or Journal shareholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

Termination

The master agreement may be terminated at any time prior to the completion of the transactions:

•	by mutual written agreement of Scripps and Journal;

•	by either Scripps or Journal:

•	if any U.S. federal or state court shall have issued a final and nonappealable order permanently prohibiting or making the transactions unlawful;

•
if the closing of the transactions has not occurred on or before September 30, 2015, which we refer to as the “end date” (however, if the only conditions not satisfied are the expiration or termination of the HSR waiting period and the receipt of the FCC consent, then the end date will be extended to December 31, 2015, at the request of either Journal or Scripps), unless the failure to close by such date is due to the breach of the master agreement by the party seeking to terminate it;

•	the Journal shareholders or the Scripps shareholders shall not have approved the proposals necessary to the consummation of the transactions to be voted on at their special meeting; or

•	by Scripps:

•
if the closing conditions cannot be satisfied by the end date (or the extended end date, if applicable), so long as a breach of the agreement by Scripps is not the reason such conditions cannot be satisfied.

•
if the Journal Board of Directors fails to make, or if it changes, the Journal board recommendation, or if Journal enters into an acquisition agreement or fails to comply with its no-shop obligations or its obligation to inform Scripps of, and allow Scripps to compete with, any acquisition proposal;

•	by Journal:

•
if the closing conditions cannot be satisfied by the end date (or the extended end date, if applicable), so long as a breach of the agreement by Journal is not the reason such conditions cannot be satisfied.

•
if the Scripps Board of Directors fails to make, or if it changes, the Scripps board recommendation, or if Scripps enters into an acquisition agreement or fails to comply with its no-shop obligations or its obligation to inform Journal of, and allow Journal to compete with, any acquisition proposal;

Termination Fee

Scripps must pay to Journal a termination fee of approximately $15.8 million, plus expenses up to $7.5 million if:

•	Journal terminates the master agreement due to a breach by Scripps of its obligations with respect to its special meeting or its no-shop obligations;

•
Scripps or Journal terminates the master agreement because Scripps shareholders do not approve the transactions and (i) prior to the special meeting of Scripps shareholders an acquisition proposal with respect to Scripps shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Scripps enters into a definitive agreement with respect to, recommends to its shareholders, or consummates a transaction contemplated by, such acquisition proposal;

•	Journal terminates the master agreement because Scripps fails to make, or because it changes, the Scripps board recommendation or enters into an agreement with respect to an acquisition proposal; or

•	Scripps terminates the master agreement to enter into an agreement with respect to a superior proposal.

Journal must pay Scripps a termination fee of approximately $15.8 million, plus expenses up to $7.5 million if:

•	Scripps terminates the master agreement due to a breach by Journal of its obligations with respect to its special meeting or its no-shop obligations;

•
Scripps or Journal terminates the master agreement because Journal shareholders do not approve the transactions and (i) prior to the special meeting of Journal shareholders an acquisition proposal with respect to Journal shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Journal enters into a definitive agreement with respect to, recommends to its shareholders, or consummates a transaction contemplated by, such acquisition proposal;

•	Scripps terminates the master agreement because Journal fails to make, or because it changes, the Journal board recommendation or enters into an agreement with respect to an acquisition proposal; or

•	Journal terminates the master agreement to enter into an agreement with respect to a superior proposal.

Under the following circumstances, Scripps or Journal, as the case may be, will pay the other a termination fee equal only to expenses up to $7.5 million:

•
If Scripps or Journal terminates the master agreement because the other’s shareholders do not approve the transactions and no acquisition proposal with respect to the other was pending prior to the special meeting of its shareholders; or

•
Scripps or Journal exercises its “force the vote” right and the shareholders of the other at their special meeting do not approve the transactions. The “force the vote” right of each of Scripps and Journal allows it to compel the other to hold its shareholders meeting to vote on the transactions despite the fact that the other failed to make, or because it changed, its board recommendation, or even though it has entered into an acquisition agreement for a superior proposal.

For more information about the master agreement, see "The Agreements - Description of the Master Transaction Agreement," beginning on page ___.

Director and Officer Indemnification and Insurance

Scripps will indemnify all past and present directors and officers of Journal or any subsidiary thereof following the closing of the transactions to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, for acts or omissions occurring at or prior to such closing, and will advance to such persons their legal costs and other expenses, subject to an undertaking by any such person to reimburse Scripps for such expenses if it is ultimately determined that such person is not entitled to be indemnified.

Scripps and Journal agreed that all rights to indemnification from liabilities for acts or omissions occurring at or prior to the completion of the transactions existing prior thereto in favor of the current or former directors and officers of Journal or any of its subsidiaries will survive the transactions.

Scripps has agreed to purchase a six-year period “tail” directors and officers liability insurance policy providing coverage and containing provisions obtainable for a premium not exceeding 300% of the aggregate annual premium currently paid by Journal and its subsidiaries for such insurance.

Other Covenants and Agreements

Efforts to Consummate the Transactions. Scripps and Journal each agreed to use reasonable best efforts, in connection with the transactions, to:

•	obtain any required consents, approvals, waivers and authorizations of any governmental entity or other third party;

•	make all required filings and submissions with any governmental entity or other third party;

•	defend against any actions challenging the transactions;

•
cooperate with the other party in determining which filings are required to be made prior to the closing with, and which material consents and approvals are required to be obtained prior to the closing from, governmental entities or other third parties in connection with the transactions; and

•	cause the conditions to the transactions to be satisfied and all actions necessary to consummate the transactions to be taken.

Notwithstanding the foregoing, the obligations of Scripps and Journal described above will not be construed to (i) require Journal Media Group, Scripps, Journal or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless such action will be conditioned upon the completion of the transactions; (ii) require any payment in order to obtain any consent; or (iii) authorize or permit either party or any of its subsidiaries to take any regulatory action without the prior written consent of the other.

Amendment to Scripps Credit Agreement. Prior to the closing, Journal will use its reasonable best efforts to cooperate with Scripps to obtain the amendment of the Scripps credit facility to enable the termination of the Journal credit facility and retirement of the indebtedness thereunder.

Transaction Litigation. Scripps and Journal each must promptly notify the other of any actions, suits, claims or proceedings commenced against it or its officers or directors in connection with the transactions. Scripps and Journal will cooperate in the defense of such matters, and neither will settle any such matters without the consent of the other.

Advise of Changes. Each of Scripps and Journal must promptly notify the other of certain matters, including:

•	any material communication from any governmental authority in connection with the transactions;

•	any failure of it to comply with any covenant or condition under the master agreement;

•	any litigation commenced or threatened against it that is material to the transactions; and

•	any termination, cancellation or non-renewal of any material contract to which it is a party.

A failure by either party to advise the other of such change or event does not affect the representations and warranties or covenants contained in the master agreement and does not independently constitute a failure of any condition to closing under the master agreement.

Tax Matters. Scripps shall receive a written opinion from its legal counsel to the effect that for U.S. federal income tax purposes (i) the SMI newspaper contribution and the SMI newspaper distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (ii) the SMI newspaper distribution will qualify as a distribution described in Section 355 of the Code; (iii) with respect to the SMI newspaper distribution, the Scripps Spinco common stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (iv) the Scripps newspaper contribution and the Scripps newspaper spin-off will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (v) the Scripps newspaper spin-off will qualify as a distribution described in Section 355 of the Code; (vi) with respect to the Scripps newspaper spin-off, the Scripps Spinco common stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (vii) the exchange of Scripps Spinco common stock for Journal Media Group common stock pursuant to the Scripps newspaper merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (viii) the broadcast merger will qualify as a reorganization described in Section 368(a) of the Code.

Journal shall receive a written opinion from its legal counsel to the effect that for U.S. federal income tax purposes (i) the Journal newspaper contribution and the Journal newspaper spin-off will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (ii) the Journal newspaper spin-off will qualify as a distribution described in Section 355 of the Code; (iii) the exchange of Journal Spinco common stock for Journal Media Group common stock pursuant to the Journal newspaper merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (iv) the broadcast merger will qualify as a reorganization described in Section 368(a) of the Code. As a result of the application of Section 355(e), Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares.

Withdrawal from GCIU Multi-Employer Pension Plan. Scripps is in the process of withdrawing as a participant in a GCIU multi-employer pension plan that members of the pressmen’s union at three of its newspapers participate in. Pursuant to the master transaction agreement, Scripps expects to pay a lump sum withdrawal liability. In connection with the withdrawal, Journal Media Group has agreed in the master transaction agreement to indemnify Scripps with respect to any additional withdrawal liability assessed as a result of a mass withdrawal from the pension plan, including any reallocation or redetermination of withdrawal liability occurring after Scripps’ withdrawal.

Specific Performance. Each of Scripps and Journal is entitled to an injunction to prevent breaches of the master agreement by the other and to enforce specifically its terms and provisions, in addition to any other remedy to which it is entitled at law or in equity. If either party breaches its obligation to consummate the transactions, the other party may request the breaching party to pay certain liquidated damages to it or it may seek specific performance of the master agreement and if it is not successful in obtaining a court order of specific performance, may then require the other to pay liquidated damages. Liquidated damages would equal a fee of approximately $15.8 million, plus reimbursement of expenses, with such fee and expenses in the aggregate subject to an overall limit of approximately $23.5 million.

Expenses. Other than as described above in "Termination Fee,” whether or not the transactions are consummated, all costs and expenses incurred in connection with the master agreement and the completion of the transactions will be borne by the party incurring such expenses, except that Scripps and Journal are responsible for 50% of the filing fees related to filings with the FCC and under the HSR Act.

Amendment. Subject to applicable law, the master agreement may be amended at any time by written agreement of Scripps and Journal, whether before or after approval by the shareholders of Scripps or Journal. Scripps and Journal may not amend the master agreement to change the newspaper exchange ratio or the broadcast exchange ratio or any other provisions the amendment of which would require approval by Scripps or Journal shareholders.

Extension of Time; Waiver. At any time prior to the completion of the transactions either Scripps or Journal may waive any provision of the master agreement if the waiver is in writing and is signed by each party against whom the waiver is to be effective. A failure or delay to exercise a privilege shall not operate as a waiver, and no single or partial exercise of a waiver will operate as a further waiver of the same or any other privilege.

ADDITIONAL AGREEMENTS

As contemplated by the master agreement, Scripps, Journal, Journal Media Group and certain other parties to the master agreement have entered into the employee matters agreement, the Scripps tax matters agreement, and the Journal tax matters agreement, and will enter into the transition services agreement at closing. Each of these agreements is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and is incorporated by reference into this joint proxy statement/prospectus. We encourage you to carefully read each of these agreements in its entirety for a more complete understanding of the transactions.

Employee Matters Agreement

In connection with the execution of the master agreement, an employee matters agreement, dated as of July 30, 2014, was entered into by and among Scripps, Scripps Newspapers LLC, Scripps Spinco, Journal, Journal Spinco and Journal Media Group. This agreement allocates employees and benefit plans between Scripps and Journal Media Group following the closing of the transactions. Certain newspaper employees of both Scripps and Journal and certain of Journal’s corporate employees will become employees of Journal Media Group as of the closing of the transactions, while certain broadcast employees of Journal will become employees of Scripps. Scripps will retain its qualified defined benefit pension plan and will assume sponsorship of Journal’s qualified defined benefit pension plan. Scripps’ liabilities with respect to one multiemployer plan covering newspaper employees at two Scripps locations will be assumed by Journal Media Group. The 401(k) plans and health and welfare plans (major medical, reimbursement, paid time off) and nonqualified retirement plans will be divided between Scripps and Journal Media Group. Scripps will retain liability with respect to those plans for broadcast and corporate employees and former employees and, except with respect to nonqualified plans and certain retiree medical plans, former Scripps newspaper employees. Journal Media Group will assume responsibility with respect to those plans for newspaper employees and, with respect to nonqualified plans and certain retiree medical plans, former Journal newspaper employees. Employees will receive credit for service with Journal and Scripps for purposes of all Scripps and Journal Media Group benefit plans.

Scripps stock options, restricted share units and phantom stock units outstanding immediately prior to closing held by Scripps’ broadcast and corporate employees and Scripps’ directors will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. Scripps stock options outstanding immediately prior to the closing held by Scripps’ newspaper employees and certain terminating employees will remain outstanding and be exercisable for 90 days following the closing, with appropriate adjustments to preserve the value of such awards if exercised during such 90-day period. Scripps’ restricted share units outstanding immediately prior to the closing held by Scripps newspaper employees and certain terminating employees will be cancelled and the holders thereof will receive a combination of a cash dividend equivalent payment (restricted share units and phantom stock units being treated as outstanding shares for purposes of the Scripps special dividend), Scripps class A common shares and shares of Journal Media Group common stock. Journal’s restricted stock awards outstanding immediately prior to the closing will become fully vested and will participate in the transactions on the same basis as other Journal shareholders. Journal’s SARs and performance units outstanding immediately prior to the closing will be cancelled and the holders thereof will receive a cash payment of the estimated fair value, with respect to the SARs, and a combination of Scripps class A common shares and shares of Journal Media Group common stock (on the same basis as other Journal shareholders), with respect to the performance units. The severance and change of control plans covering Scripps employees will be continued for at least one year after the closing by Scripps (for Scripps broadcast and corporate employees) and Journal Media Group (for Scripps newspaper employees). The severance and retention plan of Journal will be continued until at least December 31, 2015, by Scripps (for Journal’s corporate and broadcast employees) and Journal Media Group (for Journal’s newspaper employees). Journal’s equity plans will terminate at closing. The employee stock purchase plans of each company have been suspended.
The foregoing description is qualified in its entirety by reference to the full text of the employee matters agreement filed as an exhibit to the registration statement to which this proxy statement/prospectus relates and incorporated herein by reference.
The employee matters agreement has been included solely to provide investors and shareholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about Scripps, Journal or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the employee matters agreement are made only for purposes of the agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the employee matters agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as statements of fact about Scripps, Journal or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the employee matters agreement, which subsequent information may or may not be fully reflected in public disclosures.
Tax Matters Agreements

In connection with the execution of the master agreement, Scripps entered into a tax matters agreement, dated as of July 30, 2014, with Scripps Spinco and Journal Media Group, and Journal entered into a tax matters agreement, dated as of July 30, 2014, with Journal Spinco and Journal Media Group.  Under the tax matters agreements, Scripps and Journal, the current parent companies who will remain in the broadcast business, generally are responsible for the pre-spin-off tax liabilities of their entire groups (broadcast and newspaper businesses), except to the extent there is a post-spin-off adjustment (whether as a result of an audit by taxing authorities or otherwise) to the books and records of the newspaper entities, as the case may be, as they exist at the time of the spin-offs.  Journal, whose successor will be a limited liability company owned by Scripps post-spin-off, will be liable for paying all taxes associated with the taxable spin-off of Journal’s newspaper business. Scripps Spinco and Journal Spinco, as the companies that will own the former Scripps and Journal newspaper businesses, will take responsibility for their own tax liabilities that arise from business activity after the spin-offs.  The Journal tax matters agreement provides that a Section 336(e) election under the Code will be made to allow the tax basis in the assets of Journal Spinco to be adjusted to their fair market value for tax purposes as of the date of the spin-off. This “step-up” in asset basis will enure to the benefit of Journal Media Group. Journal Media Group will indemnify Scripps for all damages, liabilities and expenses arising out of any tax imposed with respect to either the Scripps or Journal newspaper spin-off if such tax is attributable to any act, any failure to act or any omission by Journal Media Group or any of its subsidiaries. Scripps will indemnify Journal Media Group for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on Journal Media Group or its subsidiaries because Scripps Spinco or Journal Spinco was part of the consolidated return of the applicable parent company, and Journal Media Group will indemnify Scripps for all damages, liabilities and expenses relating to post-closing taxes of Journal Media Group or its subsidiaries.

Copies of the tax matters agreements are filed as exhibits to the registration statement to which this proxy statement/prospectus relates and are incorporated herein by reference. The foregoing description of the tax matters agreements is qualified in its entirety by reference to the full text of the tax matters agreements.
The tax matters agreements have been included solely to provide investors and security holders with information regarding their terms. They are not intended to be a source of financial, business or operational information about Scripps, Journal or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the tax matters agreements are made only for purposes of such agreements and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the tax matters agreements, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as statements of fact about Scripps, Journal, Journal Media Group or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the tax matters agreements, and such information may or may not be fully reflected in public disclosures.
Transition Services Agreement

Scripps and Journal Media Group will enter into a transition services agreement on or before the completion of the transactions, pursuant to which Scripps and Journal Media Group will provide certain services to each other on a compensated basis.

The services will be provided generally for a term beginning on the closing date and expiring on the earlier to occur of the first anniversary of the closing date and the date of termination of a particular service pursuant to the transition services agreement. The party receiving a service can generally terminate provision of that service upon 30 days advance notice to the party providing the service. Payments made or other consideration provided in connection with all continuing transactions between Scripps and Journal Media Group will be on a basis arrived at by the parties bargaining at arms-length. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration. Generally, neither Scripps nor Journal Media Group will be liable to the other for any failure to provide the services, except in the case of intentional breach or gross negligence.

Each of the companies will agree to perform its services in a lawful, timely, professional and workmanlike manner in conformity with generally accepted industry standards and practices. No other warranties will be provided. Each service provider will be obligated to correct its material errors or defects as its own expense. Neither party will be liable for the acts or omissions of any third party contractor to the extent that the applicable party has exercised commercially reasonable due diligence in its choice of such third party and employed the same level of effort that it would use on behalf of itself to enforce its rights against a third party to induce the third party to properly perform. In addition, neither party will have any liability for incidental, consequential or punitive damages or lost profits with respect to any matter related to the transition services agreement.

The transition services agreement will contain information access, dispute resolution, confidentiality and employee non-solicitation provisions that are comparable to those contained in the master agreement. Each party will also agree to indemnify the other party against losses arising from its infringement or misappropriation of any third party’s intellectual property (but only to the extent those losses result from intentional breach, fraud, gross negligence or willful misconduct), its breach of the transition services agreement or any act or omission committed by it (or its subsidiaries) in providing services to the other party (or its subsidiaries), except to the extent the loss arises from any act or omission committed by the other party (or its subsidiaries).

LITIGATION RELATED TO THE TRANSACTIONS

Members of the Board of Directors of Journal, and the parties to the master agreement, including Journal and Scripps, were defendants in a class action lawsuit filed in Circuit Court, Milwaukee County, Wisconsin (Howard Goldfinger v. Journal Communications, Inc., et al.).  The plaintiff in the lawsuit alleged that the directors of Journal breached their fiduciary duties to Journal shareholders in connection with the transactions and that the other parties to the lawsuit aided and abetted such alleged breaches of fiduciary duty.  The plaintiff alleged that the directors of Journal breached their fiduciary duties by, among other things, (i) agreeing to enter into the Master Transaction Agreement for inadequate consideration, (ii) having certain conflicts of interest, (iii) not negotiating a “collar” mechanism on the share exchange ratio, and (iv) agreeing to certain deal protection provisions, such as a termination fee, a “no-shop” provision, and a “matching rights” provision.  The plaintiff also challenged Methuselah’s qualifications and asserted that Methuselah has a conflict because the founder and managing partner of Methuselah, who is the lead investment banker at Methuselah for Journal in the transactions, was employed by Lazard Fréres & Co. LLC (“Lazard”) prior to 2010 as a managing director, where he had responsibility for Lazard’s relationship with Scripps. On August 29, 2014, the defendants filed Motions to Dismiss asking the Circuit Court to dismiss the lawsuit. On November 12, 2014, the Circuit Court entered an Order granting the defendants’ Motions to Dismiss and dismissing the lawsuit. The plaintiff has indicated to the Circuit Court that he may bring a second class action lawsuit asserting additional breach of fiduciary duty claims against Journal and the directors of Journal after a preliminary joint proxy statement/prospectus is filed with the Securities and Exchange Commission. The outcome of a second lawsuit brought by the plaintiff would be uncertain and cannot be predicted.  An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of Journal or Scripps.  An adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions. Journal and Scripps intend to continue to vigorously defend against any such additional lawsuits brought by the plaintiff.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Index to Unaudited Pro Forma Condensed Combined Financial Information

We have included four sets of unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus as follows:

Scripps acquisition of Journal — Pursuant to the proposed transactions, Scripps will acquire 100% of the outstanding stock of Journal at closing. The pro forma information starting on page __, shows the impact of this acquisition.

Scripps newspapers spin-off — Pursuant to the proposed transactions, Scripps will spin-off its newspapers business. The pro forma information starting on page __, reflects Scripps historical financial information after reflecting Scripps newspapers as discontinued operations.

Journal newspapers spin-off — Pursuant to the proposed transactions, Journal will spin-off its newspapers business. The pro forma information starting on page __, reflects Journals historical financial information after reflecting Journal newspapers as discontinued operations.

Journal Media Group merger — Pursuant to the transactions, Journal Media Group, a newly formed public company, will acquire the Scripps newspapers and Journal newspapers. The pro forma information starting on page __, reflects the newspaper mergers.

THE E.W. SCRIPPS COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On July 30, 2014, Scripps and Journal agreed to merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company.
On June 16, 2014, Scripps acquired two television stations owned by Granite Broadcasting Corporation for $110 million in cash ("the Granite Acquisition."). The Scripps statement of operations for the nine months ended September 30, 2014 includes the results of the Granite Acquisition for the period from June 16, 2014 through September 30, 2014.
The unaudited pro forma condensed combined statement of operations that follows for the year ended December 31, 2013 has been derived from the Scripps Unaudited Pro Forma Consolidated Statement of Operations as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __) for the year ended December 31, 2013, the Granite historical combined financial statements for the year ended December 31, 2013, which were previously filed by Scripps with the SEC on Form 8-K/A dated June 16, 2014 and the Journal Unaudited Pro Forma Condensed Consolidated Statement of Operations as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __) for the fiscal year ended December 29, 2013.
The unaudited pro forma condensed combined financial information that follows for the nine months ended September 30, 2014 has been derived from Scripps Unaudited Pro Forma Condensed Combined Statement of Operations as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __), the Journal Unaudited Pro Forma Condensed Combined Statement of Operations as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __) for the three quarters September 28, 2014 and the Granite historical consolidated financial information for the period January 1, 2014 to June 15, 2014.
The unaudited pro forma condensed combined financial information that follows as of September 30, 2014 has been derived from Scripps Unaudited Pro Forma Condensed Consolidated Balance Sheet as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __) and from the Journal Unaudited Pro Forma Condensed Consolidated Balance Sheet as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __).

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 has been prepared as though the Granite and Journal acquisitions occurred as of January 1, 2013. The unaudited pro forma condensed combined balance sheet information as of September 30, 2014 has been prepared as if the Journal broadcast acquisition occurred as of September 30, 2014. The pro forma adjustments are based on available information and assumptions that management of Scripps believes are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual results of operations or the financial position of the combined company would be had the transaction occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that Scripps believes could have been achieved had the transactions been completed on the dates indicated.
The transactions will be accounted for using the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps treated as the accounting acquiror. Under the acquisition method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of Journal. We expect to complete at a later date appraisals of Journal assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon these appraisals may be materially different from that reflected in the unaudited pro forma condensed financial statements presented herein.
In addition, the final purchase price of Scripps’ acquisition of Journal will not be known until the date of closing of the transactions and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented. The actual amounts recorded as of the completion of the transactions may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

•
changes in Journal's net assets between the pro forma balance sheet date of September 30, 2014 and the closing of the transactions, which could impact the preliminary estimated purchase price or the preliminary estimated fair value as of the effective date of the transactions;

•	changes in the price of Scripps' Class A common shares;

•	the value of the combined company at the effective date of the transactions; and

•	other changes in net assets that may have occurred prior to the completion of the transactions, which could cause material differences in the information presented.
The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" beginning on page __ and "Cautionary Statement Regarding Forward Looking Statements" beginning on page __.

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2014

(in thousands)	Scripps *	Journal *	Special Dividend	Pro Forma Adjustments		Scripps Pro Forma

Assets
Current assets:
Cash and cash equivalents	$124,369	$1,173	$(60,000)	$14,490	3, 4, 6	$80,032
Restricted cash	6,810	—	—	—		6,810
Accounts and notes receivable, less allowances	94,568	54,369	—	—		148,937
Deferred income taxes	9,198	2,243	—			11,441
Income taxes receivable	6,200	—	—	—		6,200
Miscellaneous	7,628	5,715	—	—		13,343
Total current assets	248,773	63,500	(60,000)	14,490		266,763

Investments	16,701	—	—	—		16,701
Property, plant and equipment	159,111	81,512	—	41,488	1	282,111
Goodwill	106,423	119,053	—	166,462	1	391,938
Other intangible assets	190,083	189,357	—	117,643	1	497,083
Deferred income taxes	27,096	13,566	—	(40,662)	2, 4	—
Miscellaneous	15,418	8,022	—	(60)	1, 3	23,380
Total Assets	$763,605	$475,010	$(60,000)	$299,361		$1,477,976
Liabilities and Equity
Current liabilities:
Accounts payable	$9,884	$20,583	$—	$—		$30,467
Customer deposits and unearned revenue	13,638	4,847	—	—		18,485
Current portion of long-term debt	2,000	17,656	—	(13,015)	6	6,641
Accrued liabilities:						—
Employee compensation and benefits	22,312	8,722	—	—		31,034
Miscellaneous	26,606	2,293	—	—		28,899
Income taxes payable	—	38,105	—	—		38,105
Other current liabilities	12,110	4,182	—	—		16,292
Total current liabilities	86,550	96,388	—	(13,015)		169,923
Long-term debt (less current portion)	196,500	136,133	—	72,505	6	405,138
Other liabilities (less current portion)	95,411	55,022	—	7,338	2, 4	157,771
Equity:
Preferred stock, $.01 par	—	—	—	—		—
Common stock, $.01 par:
Class A	447	—	—	264	5	711
Voting	119	—	—	—		119
Common stock	—	505	—	(505)	1	—
Total	566	505	—	(241)		830
Additional paid-in capital	511,064	258,194	(60,000)	191,542	1, 2, 5	900,800
Accumulated deficit	(50,393)	(32,431)	—	2,431	1, 4	(80,393)
Accumulated other comprehensive loss, net	(76,093)	(38,801)	—	38,801	1	(76,093)
Total equity	385,144	187,467	(60,000)	232,533		745,144
Total Liabilities and Equity	$763,605	$475,010	$(60,000)	$299,361		$1,477,976
* The information for Scripps and Journal represents pro forma financial information reflecting the respective newspaper business as discontinued operations.
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2013

	Granite Acquisition					Journal Broadcast Acquisition
(in thousands, except per share data)	Scripps *	Granite	Pro forma adjustments		Scripps pro forma	Journal *	Pro forma adjustments		Pro Forma Combined

Operating Revenues:
Advertising	$370,733	$24,980	$—		$395,713	$216,549	$—		$612,262
Retransmission	42,505	4,799	—		47,304	21,900	—		69,204
Other	19,119	1,240	—		20,359	4,867	—		25,226
Total operating revenues	432,357	31,019	—		463,376	243,316	—		706,692
Costs and Expenses:
Employee compensation and benefits	225,644	9,193	—		234,837	104,013	—		338,850
Programs and program licenses	53,826	3,080	—		56,906	36,535	—		93,441
Other expenses	112,750	6,927	—		119,677	51,746	—		171,423
Defined benefit pension plan expense	8,110	—	—		8,110	4,070	—		12,180
Separation and restructuring costs	4,893		—		4,893		—		4,893
Total costs and expenses	405,223	19,200	—		424,423	196,364	—		620,787
Depreciation, Amortization, and Losses (Gains):
Depreciation	24,144	1,330	200	1	25,674	12,514	1,000	a	39,188
Amortization of intangible assets	6,378	1,133	1,200	1	8,711	2,680	7,200	b	18,591
Losses (gains), net on disposal of property, plant and equipment	296	—	—		296	(165)	—		131
Net depreciation, amortization, and losses (gains)	30,818	2,463	1,400		34,681	15,029	8,200		57,910
Operating income (loss)	(3,684)	9,356	(1,400)		4,272	31,923	(8,200)		27,995
Interest expense	(10,448)	—	—		(10,448)	(7,895)	(3,400)	c, d	(21,743)
Miscellaneous, net	(11,337)	60	—		(11,277)	—	—		(11,277)
(Loss) income from operations before income taxes	(25,469)	9,416	(1,400)		(17,453)	24,028	(11,600)		(5,025)
(Benefit) provision for income taxes	(13,246)	3,701	(600)	2	(10,145)	9,309	(4,400)	e	(5,236)
Net (loss) income	$(12,223)	$5,715	$(800)		$(7,308)	$14,719	$(7,200)		$211

Net (loss) income per share - basic	$(0.22)							f	$0.00

Net (loss) income per share - diluted	$(0.22)							f	$0.00

Weighted average shares outstanding
Basic	56,516							f	82,530
Diluted	56,516							f	83,850
* The information for Scripps and Journal represents pro forma financial information reflecting the respective newspaper business as discontinued operations.
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Nine Months Ended September 30, 2014

	Granite Acquisition					Journal Broadcast Acquisition
(in thousands, except per share data)	Scripps *	Granite	Pro forma adjustments		Scripps pro forma	Journal *	Pro forma adjustments		Pro Forma Combined

Operating Revenues:
Advertising	$292,472	$11,125	$—		$303,597	$164,890	$—		$468,487
Retransmission	40,409	2,922	—		43,331	29,185	—		72,516
Other	15,245	192	—		15,437	3,657	—		19,094
Total operating revenues	348,126	14,239	—		362,365	197,732	—		560,097
Costs and Expenses:
Employee compensation and benefits	189,294	5,047	—		194,341	78,181	—		272,522
Programs and program licenses	42,951	1,326	—		44,277	32,934	—		77,211
Other expenses	88,940	3,933	—		92,873	36,134	—		129,007
Defined benefit pension plan expense	4,253	—	—		4,253	3,293	—		7,546
Acquisition and related integration costs	4,350	—	—		4,350	2,162	—		6,512
Total costs and expenses	329,788	10,306	—		340,094	152,704	—		492,798
Depreciation, Amortization, and Losses (Gains):
Depreciation	17,846	600	200	1	18,646	9,125	1,000	a	28,771
Amortization of intangible assets	5,785	600	600	1	6,985	1,992	5,400	b	14,377
Losses (gains), net on disposal of property, plant and equipment	(2,931)	—	—		(2,931)	22	—		(2,909)
Net depreciation, amortization, and losses (gains)	20,700	1,200	800		22,700	11,139	6,400		40,239
Operating (loss) income	(2,362)	2,733	(800)		(429)	33,889	(6,400)		27,060
Interest expense	(6,347)	—	—		(6,347)	(4,848)	(3,200)	c, d	(14,395)
Miscellaneous, net	(208)	—	—		(208)	—	—		(208)
(Loss) income from operations before income taxes	(8,917)	2,733	(800)		(6,984)	29,041	(9,600)		12,457
(Benefit) provision for income taxes	(2,606)	1,400	(300)	2	(1,506)	11,249	(3,600)	e	6,143
Net (loss) income	$(6,311)	$1,333	$(500)		$(5,478)	$17,792	$(6,000)		$6,314

Net (loss) income per share - basic	$(0.11)							f	$0.08

Net (loss) income per share - diluted	$(0.11)							f	$0.07

Weighted average shares outstanding
Basic	56,200							f	82,344
Diluted	56,200							f	83,407

* The information for Scripps and Journal represents pro forma financial information reflecting the respective newspaper business as discontinued operations.
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 — Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of the combined company based upon the historical financial statements of Scripps and Journal, as adjusted to reflect the spin-off of their newspaper business, after giving effect to the transactions, including the pro forma adjustments described in these notes, and are intended to reflect the impact of the transactions on Scripps' combined financial statements. The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Scripps for the year ended December 31, 2013 and as of and for the nine months ended September 30, 2014 and Journal for the year ended December 29, 2013 and as of for the three quarters ended September 28, 2014. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 has been derived from the Scripps Unaudited Pro Forma Consolidated Statements of Operations as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __) for the year ended December 31, 2013, the Granite historical consolidated financial statements for the year ended December 31, 2013, which were previously filed by Scripps with the SEC on Form 8-K/A dated June 16, 2014, and the Journal Unaudited Pro Forma Condensed Consolidated Statements of Operations as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __) for the fiscal year ended December 29, 2013.
The unaudited pro forma condensed combined financial information that follows for the nine months ended September 30, 2014 has been derived from Scripps Unaudited Pro Forma Condensed Combined Statements of Operations as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __), the Journal Unaudited Pro Forma Condensed Combined Statements of Operations as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __) for the three quarters ended September 28, 2014, and the Granite historical combined financial information for the period January 1, 2014 to June 15, 2014.
The unaudited pro forma condensed combined financial information that follows as of September 30, 2014 has been derived from the Scripps Unaudited Pro Forma Condensed Consolidated Balance Sheet as adjusted to give effect to the Scripps newspapers spin-off (see Scripps pro forma information on page __) and from the Journal Unaudited Pro Forma Condensed Consolidated Balance Sheet as adjusted to give effect to the Journal newspapers spin-off (see Journal pro forma information on page __). Since the Granite acquisition occurred prior to September 30, 2014, the Scripps balance sheet already reflects the acquisition of Granite.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Scripps considered the accounting acquirer of Journal.

For purposes of the unaudited pro forma condensed combined financial statements, a blended statutory tax rate of 38.0% has been used. This does not reflect the combined company’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Note 2 — Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed related to Journal, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $450 million. This amount was based on the estimated broadcast business enterprise value of Journal as of July 2014, less debt and debt-like items. The final purchase price will be based on the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the transactions, and the value of the shares that are issued to the Journal shareholders at the transaction closing date. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the transactions, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the combined balance sheet or statement of operations. This could result in an increase or decrease to goodwill and materially impact the unaudited pro forma condensed combined financial statements.

For purposes of these Pro Forma Condensed Combined Financial Statements the following table summarizes the estimated fair values of the assets acquired and the liabilities assumed for the acquisition of Journal (in thousands):

Assets:
Current assets	$63,500
Property, plant and equipment	123,000
Other assets	18,528
Intangible assets	307,000
Goodwill	285,515
Total assets acquired	797,543
Current liabilities	(78,732)
Long-term debt (including current portion)	(153,789)
Other long-term liabilities	(55,022)
Deferred tax liabilities	(60,000)
Net purchase price	$450,000

Of the $307 million allocated to intangible assets, $141 million was for FCC licenses, which we expect to have an indefinite life and therefore will not be amortized. Of the remaining balance, $135 million was allocated to television network affiliation relationships with an estimated amortization period of 20 years. The remaining balance of $31 million was allocated to advertiser relationships with an estimated amortization period of 10 years.

The goodwill of $286 million arising from the transactions consists largely of the synergies and economies of scale expected from the acquisition. We will treat the Journal broadcast acquisition as a purchase of stock for income tax purposes with no step-up in the assets acquired. The goodwill will not be deductible for income tax purposes.

Special dividend

In accordance with master agreement the Scripps shareholders will receive a special dividend in the aggregate amount of $60 million immediately prior to the completion of the broadcast acquisition.

Adjustments to Balance Sheet as of September 30, 2014 - Broadcast Acquisition

Certain reclassifications have been made to the presentation of the Journal historical balance sheet, as adjusted to reflect the spin-off of its newspapers as discontinued operations, to conform to the presentation used in the unaudited pro forma financial information.

1.
Reflects adjustment to record identifiable tangible and intangible assets of Journal at their preliminary estimated fair value. The allocation of the purchase price is subject to change as the appraisals are completed.

2.
Reflects $60 million adjustment to record deferred taxes for the difference between the book and tax basis of assets acquired as a result of the purchase price allocation. The preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a tax rate of 38.0% representing Scripps' best estimate of its statutory income tax rate for all tax jurisdictions. In addition, after the $60 million pro forma adjustment and the $12 million adjustment for deferred taxes for deductible transaction costs (see adjustment 4), deferred taxes is a net deferred tax liability of $7.3 million which has been reclassified to long-term deferred tax liability.

3.	Reflects $3.0 million of additional deferred financing costs for the $200 million increase in Scripps term loan B. Scripps committed financing is described on page __ .

4.
Reflects the impact of transaction-related expense to be incurred on the pro forma condensed combined balance sheet. As of September 30, 2014, the combined company expects to pay total transaction-related costs of approximately $52 million. The combined company incurred $10 million of transaction-related costs through September 30, 2014, which is reflected in the historical retained earnings balance. For pro forma purposes, retained earnings was decreased by $42 million for transaction-related costs not yet incurred with an offsetting decrease in cash. The adjustment to retained earnings was offset by $12 million of expected tax benefits (deferred tax asset) for the portion of transaction-related expenses that are expected to be deductible, which are included as an adjustment to Other Liabilities.

5.
Represents an estimate of the number of unrestricted Scripps Class A common shares that would have been issued to acquire Journal as of September 30, 2014, pursuant to the exchange ratio in the master agreement. The number of Scripps Class A common shares to be issued for pro forma presentation purposes was calculated based on the number of shares of Journal common stock issued and outstanding as of September 30, 2014, as illustrated below:

Journal common shares outstanding as of September 30, 2014
Class A common shares	45,099,084
Class B common shares	5,821,926

Total shares outstanding	50,921,010
Exchange ratio	0.5176

Pro forma Scripps class A common shares issued	26,356,715

6.
Represents pro forma adjustment to long-term debt for the $200 million increase in Scripps term loan B. Scripps committed financing is described on page __ . The proceeds from the loan will be used to refinance of all of Journal's debt with the exception of Journal's Unsecured 7.25% Subordinated Notes Payable. If the broadcast acquisition had occurred on September 30, 2014, Scripps would have used $13 million in proceeds to repay the outstanding balance of Journal's revolving credit facility, $128 million to repay the outstanding balance of Journal's term loan and the $59 million remainder for cash for working capital.

If the broadcast acquisition had occurred as of September 30, 2014, the carrying amount of Scripps' long-term debt would have been as follows:

(in thousands)
Scripps variable credit facility	$—
Scripps term loan	398,500
Unsecured 7.25% subordinated notes	13,279

Total debt	411,779
Current portion of long-term debt	6,641

Long-term debt (less current portion)	$405,138

Adjustments to Statement of Operations for the year ended December 31, 2013 - Granite Acquisition

Certain reclassifications have been made to the presentation of the Acquired Granite Stations' historical Statements of Operations to conform to the presentation used in the unaudited pro forma financial information.

1.	Reflects an adjustment to depreciation and amortization expense resulting from the fair value adjustments to the Acquired Granite Stations’ property, plant and equipment and intangible assets.

2.	Income tax effects of the pro forma adjustments are reflected at Scripps' best estimate of the statutory income tax rate.

Adjustments to Statement of Operations for the year ended December 31, 2013 - Broadcast Acquisition

Certain reclassifications have been made to the presentation of the Journal historical Statements of Operations, as adjusted to reflect the spin-off of its newspapers as discontinued operations, to conform to the presentation used in the unaudited pro forma financial information.

a.Reflects an adjustment to depreciation expense resulting from the fair value adjustments to Journal's property, plant and equipment. The depreciation was determined on a straight-line method.

b.Reflects an adjustment to amortization expense resulting from the fair value adjustments to Journal's intangible assets. The amortization was determined on a straight-line method with a estimated useful life of 20 years for affiliation agreements and 10 years for advertiser relationships.

c.Reflects adjustments to interest expense associated with long-term debt to show the acquisition of Journal and the refinancing of Journal's debt with the exception of Journal's Unsecured 7.25% Subordinated Notes Payable, as if the broadcast acquisition had occurred on January 1, 2013. The Scripps loan agreement bears interest at LIBOR, with an 0.75% floor, plus a fixed margin of 2.50%. For 2013 the weighted average interest rate on the Scripps loan agreement was 3.7%. A 12.5 basis point change in market interest rates would increase or decrease annual interest expense approximately $0.5 million.

d.Represents $0.6 million adjustment for additional amortization of loan fees related to refinancing of Scripps described above.

e.Income tax effects of the pro forma adjustments are reflected at 38.0%, Scripps' best estimate of the statutory income tax rate.

f.Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the year ended December 31, 2013, adjusted for an assumed conversion ratio of 0.5176 Scripps class A common shares for each share of Journal common stock.

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, we do not currently estimate that the future dilutive impact is material.

Adjustments to Statement of Operations for the nine months ended September 30, 2014 - Granite Acquisition

Certain reclassifications have been made to the presentation of the historical Acquired Granite Stations' Income Statements to conform to the presentation used in the unaudited pro forma financial information.

1.	Reflects an adjustment to depreciation and amortization expense resulting from the fair value adjustments to the Acquired Granite Stations’ property, plant and equipment and intangible assets.

2.Income tax effects of the pro forma adjustments are reflected at Scripps' best estimate of the statutory income tax rate.

Adjustments to Statement of Operations for the nine months ended September 30, 2014 - Broadcast Acquisition

Certain reclassifications have been made to the presentation of the Journal historical Statements of Operations, as adjusted to reflect the spin-off of its newspapers as discontinued operations, to conform to the presentation used in the unaudited pro forma financial information.

a.Reflects an adjustment to depreciation expense resulting from the fair value adjustments to Journal's property, plant and equipment. The depreciation was determined on a straight-line method.

b.Reflects an adjustment to amortization expense resulting from the fair value adjustments to Journal's intangible assets. The amortization was determined on a straight-line method with a estimated useful life of 20 years for affiliation agreements and 10 years for advertiser relationships.

c.Reflects adjustments to interest expense associated with the adjustments to long-term debt to show the acquisition of Journal and the refinancing of all of Journal's debt with the exception of Journal's Unsecured 7.25% Subordinated Notes Payable, as if the broadcast acquisition had occurred on January 1, 2013.

d.Represents $0.5 million adjustment for additional amortization of loan fees related to refinancing of Scripps described above.

e.Income tax effects of the pro forma adjustments are reflected at 38.0%, Scripps' best estimate of statutory income tax rates.

f.Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the nine months ended September 30, 2014, adjusted for an assumed conversion ratio of 0.5176 Scripps class A common shares for each share of Journal common stock.

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, we do not currently estimate that the future dilutive impact is material.

THE E. W. SCRIPPS COMPANY
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
On July 30, 2014, Scripps and Journal agreed to merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company.
The unaudited pro forma condensed consolidated statement of operations that follows for the years ended December 31, 2013, 2012 and 2011 has been derived from the historical consolidated financial statements of Scripps for the year ended December 31, 2013 included in Scripps' Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated financial information that follows as of and for the nine months ended September 30, 2014 has been derived from Scripps' unaudited interim condensed consolidated financial statements contained in Scripps' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus.
The unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2013, 2012 and 2011 and for the nine months ended September 30, 2014, have been prepared as though the Scripps newspaper spin-off occurred as of January 1, 2011. The unaudited pro forma condensed consolidated balance sheet information as of September 30, 2014 has been prepared as if the Scripps newspaper spin-off occurred as of September 30, 2014. The pro forma adjustments are based on available information and assumptions that management of Scripps believes are reasonable. Such adjustments are estimates and are subject to change.
The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what the actual results of operations or the financial position of Scripps would be had the transactions occurred on the dates assumed, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings or other synergies that management of Scripps believes could have been achieved had the Scripps newspaper spin-off been completed on the dates indicated.
The unaudited pro forma condensed consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" beginning on page __ and "Cautionary Statement Regarding Forward Looking Statements" beginning on page __. See also "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page __.

The E.W. Scripps Company
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2014

(in thousands)	Scripps Historical	Scripps newspapers spin-off (a)	Scripps Pro Forma

Assets
Current assets:
Cash and cash equivalents	$124,369	$—	$124,369
Restricted cash	6,810	—	6,810
Accounts and notes receivable, less allowances	125,096	(30,528)	94,568
Inventory	7,495	(7,495)	—
Deferred income taxes	11,510	(2,312)	9,198
Income taxes receivable	6,200	—	6,200
Miscellaneous	8,400	(772)	7,628
Total current assets	289,880	(41,107)	248,773

Investments	16,765	(64)	16,701
Property, plant and equipment	348,979	(189,868)	159,111
Goodwill	106,423	—	106,423
Other intangible assets	192,172	(2,089)	190,083
Deferred income taxes	7,890	19,206	27,096
Miscellaneous	16,334	(916)	15,418
Total Assets	$978,443	$(214,838)	$763,605
Liabilities and Equity
Current liabilities:
Accounts payable	$16,719	$(6,835)	$9,884
Customer deposits and unearned revenue	34,058	(20,420)	13,638
Current portion of long-term debt	2,000	—	2,000
Accrued liabilities:			—
Employee compensation and benefits	36,802	(14,490)	22,312
Miscellaneous	33,908	(7,302)	26,606
Other current liabilities	13,173	(1,063)	12,110
Total current liabilities	136,660	(50,110)	86,550
Long-term debt (less current portion)	196,500	—	196,500
Other liabilities (less current portion)	108,432	(13,021)	95,411
Equity:
Total The E.W. Scripps Company shareholders’ equity	535,189	(150,045)	385,144
Noncontrolling interest	1,662	(1,662)	—
Total equity	536,851	(151,707)	385,144
Total Liabilities and Equity	$978,443	$(214,838)	$763,605
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Nine Months Ended September 30, 2014

(in thousands, except per share data)	Scripps Historical	Scripps newspapers spin-off (a)	Scripps Pro Forma

Operating Revenues:
Advertising	$458,055	$(165,583)	$292,472
Subscriptions	90,736	(90,736)	—
Retransmission	40,409	—	40,409
Other	34,140	(18,895)	15,245
Total operating revenues	623,340	(275,214)	348,126
Costs and Expenses:
Employee compensation and benefits	308,242	(118,948)	189,294
Programs and program licenses	42,951	—	42,951
Newsprint, press supplies and other printing costs	33,206	(33,206)	—
Newspaper distribution	35,046	(35,046)	—
Other expenses	150,727	(61,787)	88,940
Defined benefit pension plan expense	8,525	(4,272)	4,253
Acquisition and related integration costs	9,408	(5,058)	4,350
Separation and restructuring costs	—	—	—
Total costs and expenses	588,105	(258,317)	329,788
Depreciation, Amortization, and Losses (Gains):
Depreciation	30,431	(12,585)	17,846
Amortization of intangible assets	6,088	(303)	5,785
Losses (gains), net on disposal of property, plant and equipment	(2,861)	(70)	(2,931)
Net depreciation, amortization, and losses (gains)	33,658	(12,958)	20,700
Operating income (loss)	1,577	(3,939)	(2,362)
Interest expense	(6,347)	—	(6,347)
Miscellaneous, net	(1,061)	853	(208)
Loss from operations before income taxes	(5,831)	(3,086)	(8,917)
(Benefit) provision for income taxes	(341)	(2,265)	(2,606)
Net loss	(5,490)	(821)	(6,311)
Net loss attributable to noncontrolling interests	(302)	302	—
Net loss attributable to the shareholders of The E.W. Scripps Company	$(5,188)	$(1,123)	$(6,311)

Net loss per share - basic, attributable to the shareholders of The E.W. Scripps Company	$(0.09)		$(0.11)
Net loss per share - diluted, attributable to the shareholders of The E.W. Scripps Company	$(0.09)		$(0.11)

Weighted-average shares outstanding
Basic	56,200		56,200
Fully diluted	56,200		56,200

See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2013

(in thousands, except per share data)	Scripps Historical	Scripps newspapers spin-off (a)	Scripps Pro Forma

Operating Revenues:
Advertising	$613,093	$(242,360)	$370,733
Subscriptions	117,762	(117,762)	—
Retransmission	42,505	—	42,505
Other	43,511	(24,392)	19,119
Total operating revenues	816,871	(384,514)	432,357
Costs and Expenses:
Employee compensation and benefits	391,207	(165,563)	225,644
Programs and program licenses	53,826	—	53,826
Newsprint, press supplies and other printing costs	46,965	(46,965)	—
Newspaper distribution	48,490	(48,490)	—
Other expenses	201,089	(88,339)	112,750
Defined benefit pension plan expense	8,837	(727)	8,110
Separation and restructuring costs	4,893	—	4,893
Total costs and expenses	755,307	(350,084)	405,223
Depreciation, Amortization, and Losses (Gains):
Depreciation	40,839	(16,695)	24,144
Amortization of intangible assets	6,923	(545)	6,378
Losses (gains), net on disposal of property, plant and equipment	166	130	296
Net depreciation, amortization, and losses (gains)	47,928	(17,110)	30,818
Operating income (loss)	13,636	(17,320)	(3,684)
Interest expense	(10,448)	—	(10,448)
Miscellaneous, net	(11,760)	423	(11,337)
Loss from operations before income taxes	(8,572)	(16,897)	(25,469)
(Benefit) provision for income taxes	(7,848)	(5,398)	(13,246)
Net loss	(724)	(11,499)	(12,223)
Net loss attributable to noncontrolling interests	(250)	250	—
Net loss attributable to the shareholders of The E.W. Scripps Company	$(474)	$(11,749)	$(12,223)

Net loss per share - basic, attributable to the shareholders of The E.W. Scripps Company	$(0.01)		$(0.22)
Net loss per share - diluted, attributable to the shareholders of The E.W. Scripps Company	$(0.01)		$(0.22)

Weighted-average shares outstanding
Basic	56,516		56,516
Fully diluted	56,516		56,516
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2012

(in thousands, except per share data)	Scripps Historical	Scripps newspapers spin-off (a)	Scripps Pro Forma

Operating Revenues:
Advertising	$711,144	$(258,172)	$452,972
Subscriptions	117,700	(117,700)	—
Retransmission	30,867	—	30,867
Other	43,747	(23,219)	20,528
Total operating revenues	903,458	(399,091)	504,367
Costs and Expenses:
Employee compensation and benefits	396,241	(170,404)	225,837
Programs and program licenses	56,783	—	56,783
Newsprint, press supplies and other printing costs	51,266	(51,266)	—
Newspaper distribution	50,379	(50,379)	—
Other expenses	201,302	(91,236)	110,066
Defined benefit pension plan expense	8,620	(438)	8,182
Acquisition and related integration costs	5,826	—	5,826
Separation and restructuring costs	9,335	—	9,335
Total costs and expenses	779,752	(363,723)	416,029
Depreciation, Amortization, and Losses (Gains):
Depreciation	42,258	(18,235)	24,023
Amortization of intangible assets	7,074	(661)	6,413
Losses (gains), net on disposal of property, plant and equipment	474	169	643
Net depreciation, amortization, and losses (gains)	49,806	(18,727)	31,079
Operating income	73,900	(16,641)	57,259
Interest expense	(12,246)	—	(12,246)
Miscellaneous, net	(4,747)	510	(4,237)
Income from operations before income taxes	56,907	(16,131)	40,776
(Benefit) provision for income taxes	16,985	(7,575)	9,410
Net income	39,922	(8,556)	31,366
Net loss attributable to noncontrolling interests	(266)	266	—
Net income attributable to the shareholders of The E.W. Scripps Company	$40,188	$(8,822)	$31,366

Net income per share - basic, attributable to the shareholders of The E.W. Scripps Company	$0.70		$0.55
Net income per share - diluted, attributable to the shareholders of The E.W. Scripps Company	$0.69		$0.54

Weighted average shares outstanding
Basic	54,907		54,907

Fully Diluted	55,381		55,381
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2011

(in thousands, except per share data)	Scripps Historical	Scripps newspaper spin-off (a)	Scripps Pro Forma

Operating Revenues:
Advertising	$550,305	$(273,137)	$277,168
Subscriptions	120,569	(120,637)	(68)
Retransmission	15,687	—	15,687
Other	42,099	(20,515)	21,584
Total operating revenues	728,660	(414,289)	314,371
Costs and Expenses:
Employee compensation and benefits	348,178	(183,375)	164,803
Programs and program licenses	57,713	—	57,713
Newsprint, press supplies and other printing costs	51,226	(51,226)	—
Newspaper distribution	51,091	(51,091)	—
Other expenses	174,023	(99,226)	74,797
Defined benefit pension plan expense	8,135	(422)	7,713
Acquisition and related integration costs	2,787	—	2,787
Separation and restructuring costs	9,935	—	9,935
Total costs and expenses	703,088	(385,340)	317,748
Depreciation, Amortization, and Losses (Gains):
Depreciation	38,822	(20,957)	17,865
Amortization of intangible assets	1,247	(929)	318
Impairment of long-lived assets	9,000	(9,000)	—
Losses (gains), net on disposal of property, plant and equipment	(124)	839	715
Net depreciation, amortization, and losses (gains)	48,945	(30,047)	18,898
Operating loss	(23,373)	1,098	(22,275)
Interest expense	(1,640)	—	(1,640)
Miscellaneous, net	(675)	(101)	(776)
Loss from operations before income taxes	(25,688)	997	(24,691)
(Benefit) provision for income taxes	(10,001)	(786)	(10,787)
Net loss	(15,687)	1,783	(13,904)
Net loss attributable to noncontrolling interests	(150)	150	—
Net loss attributable to the shareholders of The E.W. Scripps Company	$(15,537)	$1,633	$(13,904)

Net loss per share - basic, attributable to the shareholders of The E.W. Scripps Company	$(0.27)		$(0.24)
Net loss per share - diluted, attributable to the shareholders of The E.W. Scripps Company	$(0.27)		$(0.24)

Weighted average shares outstanding
Basic	57,217		57,217

Fully Diluted	57,217		57,217
See notes to unaudited condensed combined pro forma financial statements

The E.W. Scripps Company
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 — Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of Scripps after giving effect to the spin-off of Scripps Newspapers. Scripps Newspapers is the business representing the principal publishing operations of Scripps, as described below.

Scripps Newspapers consists of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. Advertising and subscription revenues provide substantially all of the operating revenues for each newspaper market, and employee, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The daily newspapers published by the Company are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also include a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

    The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the audited and unaudited consolidated financial statements of Scripps for the years ended December 31, 2013, 2012 and 2011 and as of and for the nine months ended September 30, 2014. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

Note 2 — Pro Forma Adjustments

Adjustments to Balance Sheet as of September 30, 2014

a.Reflects adjustment to eliminate the assets and liabilities to be distributed in the Scripps newspaper spin-off.
Adjustments to the Statements of Operations for the years ended December 31, 2013, 2012 and 2011 and for the nine months ended September 30, 2014

a.Reflects adjustment to present the operations of the Scripps newspapers as discontinued operations. Excluded from these amounts are certain general corporate overhead expenses not specifically related to the the Scripps newspapers. Such general corporate expenses do not meet the requirements to be presented in discontinued operations, and thus are presented as part of Scripps' continuing operations.
The provision for income taxes was determined using the U.S. GAAP intraperiod allocation rules.

JOURNAL COMMUNCIATIONS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma condensed consolidated statements of operations that follows for the fiscal years ended December 29, 2013, December 30, 2012 and December 25, 2011 is derived from audited consolidated financial statements of Journal included in Journal's Current Report on Form 8-K filed with the SEC on October 24, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated financial information that follows for the three quarters ended September 28, 2014 and as of September 28, 2014 has been derived from Journal's unaudited interim condensed consolidated financial statements contained in Journal's Quarterly Report on Form 10-Q for the interim period ended September 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus.
The unaudited pro forma condensed consolidated statements of operations for the fiscal years ended December 29, 2013, December 30, 2012 and December 25, 2011 and for the three quarters ended September 28, 2014, have been prepared as though the Journal newspaper spin-off occurred as of December 27, 2010. The unaudited pro forma condensed consolidated balance sheet information as of September 28, 2014 has been prepared as if the Journal newspaper spin-off occurred as of September 28, 2014. The pro forma adjustments are based on available information and assumptions that management of Journal believes are reasonable. Such adjustments are estimates and are subject to change.
The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what the actual results of operations or the financial position of JRN Newspapers would be had the transactions occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or consolidated financial position. The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings or other synergies that management of Journal believes could have been achieved had the Journal newspaper spin-off been completed on the dates indicated.
The unaudited pro forma condensed consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" beginning on page __ and "Cautionary Statement Regarding Forward Looking Statements" beginning on page __. See also "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page __.

Journal Communications, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 28, 2014

(in thousands, except share data)	Journal Historical	Journal newspaper spin-off (a)	Pro Forma Adjustments		JRN Pro Forma

Assets
Current assets:
Cash and cash equivalents	$1,738	$(565)	$—		$1,173
Receivable, net	68,621	(14,252)	—		54,369
Inventories	2,390	(2,390)	—		—
Prepaid expenses and other current assets	3,842	(771)	—		3,071
Syndicated programs	2,644	—	—		2,644
Deferred income taxes	2,449	(206)	—		2,243
Total current assets	81,684	(18,184)	—		63,500
Property, plant and equipment	152,552	(71,040)	—		81,512
Syndicated programs	3,311	—	—		3,311
Goodwill	121,987	(2,934)	—		119,053
Other intangible assets	190,814	(1,457)	—		189,357
Deferred income taxes	13,566	—	—		13,566
Other assets	5,258	(547)	—		4,711
Total Assets	$569,172	$(94,162)	$—		$475,010
Liabilities and Equity
Current liabilities:
Accounts payable	$25,447	$(4,864)	$—		$20,583
Accrued compensation	11,341	(4,522)	—		6,819
Accrued employee benefits	5,214	(3,311)	—		1,903
Deferred revenue	18,221	(13,374)	—		4,847
Syndicated programs	2,293	—	—		2,293
Accrued income taxes	3,105	—	35,000	c	38,105
Other current liabilities	5,767	(1,765)	—		4,002
Current portion of unsecured subordinated notes payable	2,656	—	—		2,656
Current portion of long-term notes payable to banks	15,000	—	—		15,000
Current portion of long-term liabilities	261	(81)	—		180
Total current liabilities	89,305	(27,917)	35,000		96,388
Long-term debt (less current portion)	126,133	—	10,000	b	136,133
Other liabilities (less current portion)	71,689	(16,667)	—		55,022
Equity:
Common stock	505	—	—		505
Additional paid-in capital	258,194	—	—		258,194
Retained earnings	62,136	(49,567)	(45,000)	b, c	(32,431)
Accumulated other comprehensive loss	(38,790)	(11)	—		(38,801)
Total equity	282,045	(49,578)	(45,000)		187,467
Total Liabilities and Equity	$569,172	$(94,162)	$—		$475,010
See notes to unaudited condensed combined pro forma financial statements

Journal Communications, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Quarters Ended September 28, 2014

(in thousands, except per share data)	Journal Historical	Journal newspaper spin-off (a)	Pro Forma Adjustments		Journal Pro Forma

Operating Revenues:
Television	$140,868	$—	$—		$140,868
Radio	57,021	—	—		57,021
Publishing	108,920	(108,920)	—		—
Corporate	(360)	203	—		(157)
Total revenue	306,449	(108,717)	—		197,732
Operating Costs and Expenses:
Television	69,516	—	—		69,516
Radio	24,073	—	—		24,073
Publishing	72,383	(72,383)	—		—
Corporate	(360)	—	—		(360)
Total costs and expenses	165,612	(72,383)	—		93,229

Selling and administrative expenses	97,266	(26,652)	—		70,614
Broadcast license impairment	—	—	—		—
Total operating costs and expenses and selling and administrative expenses	262,878	(99,035)	—		163,843
Operating earnings	43,571	(9,682)	—		33,889
Other income and (expense)
Interest income	—	—	—		—
Interest expense	(4,656)	8	(200)	b	(4,848)
Miscellaneous, net	—	—	—		—
Total Other income and (expense)	(4,656)	8	(200)		(4,848)
Earnings from continuing operations before income taxes	38,915	(9,674)	(200)		29,041

Provision for income taxes	15,259	(3,910)	(100)	c	11,249
Earnings from continuing operations	$23,656	$(5,764)	$(100)		$17,792

Earnings per share from continuing operations:
Basic - Class A & B common stock	$0.47				$0.35

Diluted - Class A & B common stock	$0.47				$0.35

Weighted average shares outstanding:
Basic - Class A & B common stock	50,510				50,510

Diluted - Class A & B common stock	50,712				50,712
See notes to unaudited condensed combined pro forma financial statements

Journal Communications, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 29, 2013

(in thousands, except per share data)	Journal Historical	Journal newspapers spin-off (a)	Pro Forma Adjustments		Journal Pro Forma

Operating Revenues:
Television	$166,616	$—	$—		$166,616
Radio	76,816	—	—		76,816
Publishing	154,558	(154,558)	—		—
Corporate	(723)	607	—		(116)
Total revenue	397,267	(153,951)	—		243,316
Operating Costs and Expenses:
Television	85,945	—	—		85,945
Radio	33,040	—	—		33,040
Publishing	100,973	(100,973)	—		—
Corporate	(721)	—	—		(721)
Total costs and expenses	219,237	(100,973)	—		118,264

Selling and administrative expenses	126,714	(33,584)	—		93,130
Broadcast license impairment	—	—	—		—
Total operating costs and expenses and selling and administrative expenses	345,951	(134,557)	—		211,394
Operating earnings	51,316	(19,394)	—		31,922
Other income and (expense)
Interest income	—	—	—		—
Interest expense	(7,706)	12	(200)	b	(7,894)
Miscellaneous, net	(188)	188	—		—
Total Other income and (expense)	(7,894)	200	(200)		(7,894)
Earnings from continuing operations before income taxes	43,422	(19,194)	(200)		24,028

Provision for income taxes	17,172	(7,763)	(100)	c	9,309
Earnings from continuing operations	$26,250	$(11,431)	$(100)		$14,719

Earnings per share from continuing operations:
Basic - Class A & B common stock	$0.52				$0.29

Diluted - Class A & B common stock	$0.52				$0.29

Weighted average shares outstanding:
Basic - Class A & B common stock	50,259				50,259

Diluted - Class A & B common stock	50,436				50,436
See notes to unaudited condensed combined pro forma financial statements

Journal Communications, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 30, 2012

(in thousands, except per share data)	Journal Historical	Journal newspapers spin-off (a)	Pro Forma Adjustments	Journal Pro Forma

Operating Revenues:
Television	$152,444	$—	$—	$152,444
Radio	76,259	—	—	76,259
Publishing	164,947	(164,947)	—	—
Corporate	(532)	239	—	(293)
Total revenue	393,118	(164,708)	—	228,410
Operating Costs and Expenses:
Television	67,451	—	—	67,451
Radio	31,041	—	—	31,041
Publishing	107,289	(107,289)	—	—
Corporate	(532)	—	—	(532)
Total costs and expenses	205,249	(107,289)	—	97,960

Selling and administrative expenses	127,522	(40,110)	—	87,412
Broadcast license impairment	1,616	—	—	1,616
Total operating costs and expenses and selling and administrative expenses	334,387	(147,399)	—	186,988
Operating earnings	58,731	(17,309)	—	41,422
Other income and (expense)
Interest income	22	—	—	22
Interest expense	(4,483)	21	—	(4,462)
Miscellaneous, net	—	—	—	—
Total Other income and (expense)	(4,461)	21	—	(4,440)
Earnings from continuing operations before income taxes	54,270	(17,288)	—	36,982

Provision for income taxes	21,688	(6,516)		15,172
Earnings from continuing operations	$32,582	$(10,772)	$—	$21,810

Earnings per share from continuing operations:
Basic - Class A & B common stock	$0.60			$0.39

Diluted - Class A & B common stock	$0.60			$0.39

Basic and diluted - Class C common stock	$0.73			$0.60

Weighted average shares outstanding:
Basic - Class A & B common stock	50,091			50,091

Diluted - Class A & B common stock	50,091			50,091
See notes to unaudited condensed combined pro forma financial statements

Journal Communications, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 25, 2011

(in thousands, except per share data)	Journal Historical	Journal newspapers spin-off (a)	Pro Forma Adjustments	Journal Pro Forma

Operating Revenues:
Television	$110,372	$—	$—	$110,372
Radio	70,367	—		70,367
Publishing	170,976	(170,976)		—
Corporate	(263)	131		(132)
Total revenue	351,452	(170,845)	—	180,607
Operating Costs and Expenses:
Television	59,930	—		59,930
Radio	29,485	—		29,485
Publishing	109,557	(109,557)		—
Corporate	(263)	—		(263)
Total costs and expenses	198,709	(109,557)	—	89,152

Selling and administrative expenses	112,466	(40,947)		71,519
Broadcast license impairment	735	—		735
Total operating costs and expenses and selling and administrative expenses	311,910	(150,504)	—	161,406
Operating earnings	39,542	(20,341)	—	19,201
Other income and (expense)
Interest income	117	—		117
Interest expense	(3,642)	37		(3,605)
Total Other income and (expense)	(3,525)	37	—	(3,488)
Earnings from continuing operations before income taxes	36,017	(20,304)	—	15,713

Provision for income taxes	14,304	(8,111)		6,193
Earnings from continuing operations	$21,713	$(12,193)	$—	$9,520

Earnings per share from continuing operations:
Basic - Class A & B common stock	$0.36			$0.14

Diluted - Class A & B common stock	$0.36			$0.14

Basic and diluted - Class C common stock	$0.93			$0.71

Weighted average shares outstanding:
Basic - Class A & B common stock	51,088			51,088

Diluted - Class A & B common stock	51,088			51,088
See notes to unaudited condensed combined pro forma financial statements

Journal Communications, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 - Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of Journal after giving effect to the spin-off of JRN Newspapers. JRN Newspapers is the business representing the principal publishing operations of Journal, as described below.

JRN Newspapers consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications-primarily in southeastern Wisconsin-as well as print facilities in West Milwaukee and Waupaca, Wisconsin. JRN Newspaper’s operations are conducted through Journal's wholly-owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc.

    The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Journal for the fiscal years ended December 29, 2013, December 30, 2012 and December 25, 2011 and as of and for the three quarters ended September 28, 2014. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

Note 2 - Pro Forma Adjustments

Adjustments to Balance Sheet as of September 28, 2014

a.	Reflects adjustment to eliminate the assets and liabilities to be distributed in the Journal newspapers spin-off.

b.
Reflects the contribution of $10 million of cash to the Journal newspapers prior to the Journal newspapers spin-off pursuant to the master agreement. Since Journal does not have cash on hand to make the distribution of cash, it is assumed that the cash will be funded by a borrowing under the Journal secured revolving credit facility.

c.	Reflects the estimated tax on the spin-off of Journal Newspapers. The spin-off of the Journal Newspapers is taxable to Journal.
Adjustments to the Statement of Operations for the years ended December 29, 2013, December 30, 2012 and December 25, 2011 and for the three quarters ended September 28, 2014

a.
Reflects adjustment to present the operations of the Journal newspapers as discontinued operations. Excluded from these amounts are certain general corporate overhead expenses not specifically related to the Journal newspapers business. Such general corporate expenses do not meet the requirements to be presented in discontinued operations, and thus are presented as part of Journal's continuing operations.

The provision for income taxes was determined using the U.S. GAAP intraperiod allocation rules.

b.
Reflects adjustments to interest expense associated with the assumed borrowing to fund the $10 million cash contribution to Journal newspapers as if the contribution had occurred on January 1, 2013. The Journal loan agreement bears interest at a variable rate. As of December 29, 2013, the interest rate was 2.23%. A 12.5 basis point change in market interest rates would not materially impact annual interest expense.

c.	Reflects income tax effects of the pro forma adjustments and historical income are reflected at 40.0%, the best estimate of the statutory income tax rate.
Note 3 - Other supplemental pro forma cash flow information
Subsequent to the Journal newspapers spin-off the future cash flows of the remaining business, comprised of the broadcast business and corporate overhead, will be different from the historical cash flows of Journal. The historical cash flows provided by operating activities of Journal were $53 million and $75 million for 2013 and 2012, respectively. Historical cash flow provided by operating activities of Journal was $56 million for the three quarters ended September 28, 2014. Management of Journal has estimated that pro forma cash flows provided by operating activities, as adjusted to reflect Journal's newspapers as discontinued operations, would have been $32 million and $57 million for 2013 and 2012, respectively and $46 million for the three quarters ended September 28, 2014.
This supplemental pro forma cash flow information is presented for illustrative purposes only and does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

JOURNAL MEDIA GROUP
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information of Journal Media Group is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2014 and (2) the unaudited combined statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 gives effect to the transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the transactions as if they had occurred on September 30, 2014.

The transactions will be accounted for using the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps Newspapers treated as the accounting acquirer. Under the acquisition method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of JRN Newspapers. Journal Media Group expects to complete, at a later date, appraisals of JRN Newspapers assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon these appraisals may be materially different from that reflected in the unaudited pro forma condensed combined financial statements presented herein.

Upon closing the transactions, Journal Media Group expects to implement a plan to integrate the operations of Scripps Newspapers and JRN Newspapers which will generate certain non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. Such charges (which may be substantial) could affect the results of Journal Media Group in the period in which such charges are incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transactions. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical carve-out financial statements and accompanying notes of Scripps Newspapers and JRN Newspapers that are included herein.

Journal Media Group expects to experience changes in its ongoing cost structure when it becomes an independent, publicly-traded company. For example, Scripps and Journal currently provide many corporate functions on behalf of Scripps Newspapers and JRN Newspapers, including, but not limited to, finance, legal, insurance, information technology, and human resources. The historical carve-out financial statements include allocations of these expenses from Scripps and Journal of $58.5 million and $68.0 million for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively. Scripps and Journal believe these costs may not be representative of the future costs Journal Media Group will incur as an independent public company.

Costs related to the transactions of approximately $10 million have been incurred by Scripps and Journal for the nine months ended September 30, 2014. These costs include accounting, legal, consulting and advisory fees. Scripps and Journal have assumed all of these transaction costs incurred to date and anticipate that they will be responsible for all similar costs incurred prior to the transactions. Therefore, in the historical and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, no transaction costs incurred by Scripps or Journal were allocated to Scripps Newspapers or JRN Newspapers or otherwise reflected in the pro forma financial results.

Scripps and Journal currently estimate the costs that will be incurred during Journal Media Group's transition to being a stand-alone public company will not be material. The accompanying unaudited pro forma condensed combined statements of operations do not include these estimated costs as the costs are not expected to have an ongoing impact on operating results; they are projected amounts based on subjective estimates and assumptions, and would not be factually supportable. It is anticipated that substantially all of these costs will be incurred within 18 months of the completion of the transactions. The transition-related costs include, but are not limited to, the following:

•	incremental accounting, tax and other professional costs pertaining to establishing Journal Media Group as a stand-alone public company; and

•
costs to separate corporate information systems. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The unaudited pro forma condensed combined financial statements should not be taken as representative of the future consolidated results of operations or financial condition of Journal Media Group.

Journal Media Group
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2014

(in thousands)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro Forma Adjustments		Journal Media Group Pro Forma

Assets
Current assets:
Cash and cash equivalents	$—	$565	$10,000	1	$10,565
Accounts and notes receivable, less allowances	30,528	14,253	—		44,781
Inventory	7,495	2,390	—		9,885
Deferred income taxes	—	1,651	—		1,651
Miscellaneous	2,158	770	—		2,928
Total current assets	40,181	19,629	10,000		69,810

Property, plant and equipment	189,868	70,954	10,046	2	270,868
Goodwill	—	3,078	40,296	1, 2, 4	43,374
Other intangible assets	2,089	1,457	24,543	2	28,089
Miscellaneous	980	547	—		1,527
Total Assets	$233,118	$95,665	$84,885		$413,668
Liabilities and Equity
Current liabilities:
Accounts payable	$6,446	$5,108	$—		$11,554
Customer deposits and unearned revenue	20,420	13,684	—		34,104
Accrued liabilities:					—
Employee compensation and benefits	14,490	7,833	—		22,323
Miscellaneous	7,302	—	—		7,302
Related party note	—	7,589	(7,589)	4	—
Other current liabilities	1,063	1,248	—		2,311
Total current liabilities	49,721	35,462	(7,589)		77,594
Other liabilities (less current portion)	20,122	17,677	(7,102)	3	30,697
Total equity	163,275	42,526	99,576	1, 2, 3, 4	305,377
Total Liabilities and Equity	$233,118	$95,665	$84,885		$413,668
See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2013

(in thousands, except per share data)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro Forma Adjustments		Journal Media Group Pro Forma

Operating Revenues:
Advertising	$242,344	$81,503	$—		$323,847
Subscriptions	117,463	48,926	—		166,389
Other	24,392	22,919	—		47,311
Total operating revenues	384,199	153,348	—		537,547
Operating expenses
Cost of sales (exclusive of items shown below)	213,488	94,047	(3,181)	a	304,354
Selling, general and administrative	167,803	41,623	(1,176)	a	208,250
Defined benefit pension plan expense	4,274	—	(643)	a	3,631
Depreciation	16,695	6,883	100	b	23,678
Amortization	545	175	1,800	c	2,520
Total costs and expenses	402,805	142,728	(3,100)		542,433
Operating (loss) income	(18,606)	10,620	3,100		(4,886)
Miscellaneous, net	(293)	(361)	—		(654)
(Loss) income from operations before income taxes	(18,899)	10,259	3,100		(5,540)
(Benefit) provision for income taxes	(2,070)	4,124	1,200	d	3,254
Net (loss) income	(16,829)	6,135	1,900		(8,794)
Net loss attributable to noncontrolling interests	(126)	—	—		(126)
Net (loss) income attributable to the shareholders of Journal Media Group	$(16,703)	$6,135	$1,900		$(8,668)

Net loss per share, basic and fully diluted, attributable to the shareholders of Journal Media Group				e	$(0.36)

Weighted-average shares outstanding:
Basic and fully diluted				e	23,929
See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2014

(in thousands, except per share data)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro forma Adjustments		Journal Media Group Pro Forma

Operating Revenues:
Advertising	$165,599	$56,528	$—		$222,127
Subscriptions	90,736	35,663	—		126,399
Other	18,895	16,728	—		35,623
Total operating revenues	275,230	108,919	—		384,149
Operating expenses
Cost of sales (exclusive of items shown below)	153,967	67,453	(1,988)	a	219,432
Selling, general and administrative	124,409	31,321	(773)	a	154,957
Defined benefit plan pension expense	6,119	—	(339)	a	5,780
Depreciation	12,585	4,858	400	b	17,843
Amortization	303	124	1,300	c	1,727
Total costs and expenses	297,383	103,756	(1,400)		399,739
Operating (loss) income	(22,153)	5,163	1,400		(15,590)
Miscellaneous, net	(1,082)	(92)	—		(1,174)
(Loss) income from operations before income taxes	(23,235)	5,071	1,400		(16,764)
Provision for income taxes	213	1,939	500	d	2,652
Net (loss) income	(23,448)	3,132	900		(19,416)
Net loss attributable to noncontrolling interests	—	—	—		—
Net (loss) income attributable to the shareholders of Journal Media Group	$(23,448)	$3,132	$900		$(19,416)

Net loss per share, basic and fully diluted, attributable to the shareholders of Journal Media Group				e	$(0.81)

Weighted-average shares outstanding
Basic and fully diluted				e	23,899

See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of Journal Media Group based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers, after giving effect to the transactions, including the pro forma adjustments described in these notes, and are intended to reflect the impact of the transactions on Journal Media Group's condensed combined financial statements. Journal Media Group has no assets or liabilities as of or for any of the periods presented.

The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective audited and unaudited combined financial statements of Scripps Newspapers for the year ended December 31, 2013 and as of and for the nine months ended September 30, 2014 and JRN Newspapers for the year ended December 29, 2013 and as of and for the three quarters ended September 28, 2014. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2014 and (2) the unaudited statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 gives effect to the transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if they had occurred on September 30, 2014.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Scripps Newspapers considered the accounting acquirer of Journal Newspapers.

Scripps Newspapers and JRN Newspapers historical combined financial statements have been “carved-out” from the consolidated financial statements of the respective parent companies and reflect assumptions and allocations made by such companies. Scripps Newspapers and JRN Newspapers historical carve-out financial statements include all revenues, costs, assets and liabilities that are directly attributable to the respective businesses. In addition, certain expenses reflected in Scripps Newspapers and JRN Newspapers carve-out financial statements are an allocation of corporate expenses from the respective parents. Such expenses include, but are not limited to, centralized support functions including finance, legal, information technology, human resources, and insurance as well as stock-based compensation. These expenses have been allocated to Scripps Newspapers and JRN Newspapers on the basis of direct usage when identifiable and allocated based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, other methods and criteria that are believed to be reasonable estimates of costs attributable to the companies, such as revenues.

The actual costs that may have been incurred if Scripps Newspapers and JRN Newpapers had been stand-alone companies would depend on a number of factors, including the chosen organizational structure and strategic decisions made as to information technology and infrastructure requirements. As such, Scripps Newspapers and JRN Newspapers respective combined financial statements do not necessarily reflect what the financial condition and results of operations would have been had Scripps Newspapers and JRN Newspapers operated as stand-alone companies during the periods or at the date presented.

The unaudited pro forma condensed combined financial statements contain only adjustments that are factually supportable and directly attributable and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the transactions.

For purposes of the unaudited pro forma condensed combined financial statements, a blended statutory tax rate of 38.0% has been used. This does not reflect Journal Media Group’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Note 2 - Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price of identifiable assets to be acquired and liabilities to be assumed related to JRN Newspapers, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $135 million. This amount was derived in accordance with the master agreement, based on the business enterprise value of Journal as of July 2014. The final purchase price will be based on the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the transactions. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the transactions, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the condensed combined balance sheet and/or statement of operations. This could result in an increase or decrease to goodwill and materially impact the unaudited pro forma condensed combined financial statements.

For purposes of these pro forma condensed combined financial statements the following table summarizes the estimated fair values of the assets acquired and the liabilities assumed for the acquisition of JRN Newspapers (in thousands):

Assets:
Current assets	$30,176
Property, plant and equipment	81,000
Intangible assets	26,000
Goodwill	43,374
Total assets acquired	180,550
Current liabilities	(27,873)
Long-term liabilities	(17,677)
Net purchase price	$135,000

Of the $26 million allocated to intangible assets, $10 million was allocated to trade name and trademarks with an estimated amortization period of 25 years and $16 million was allocated to advertiser and subscriber relationships with an estimated amortization period of 10 years.

The goodwill of $43 million consists largely of the synergies and economies of scale expected from the acquisition. Scripps will treat the transaction as a purchase of assets for income tax purposes, resulting in a step-up in the assets acquired. The goodwill is expected to be deductible for income tax purposes.

Adjustments to the Balance Sheet as of September 30, 2014

1.	Pursuant to the master agreement Journal will contribute $10 million to JRN Newspapers immediately prior to the Journal Newspapers spin-off.

2.
Reflects adjustment to record identifiable tangible and intangible assets of JRN Newspapers at their preliminary estimated fair value. The allocation of the purchase price is subject to change as the appraisals are completed.

3.
Reflects adjustment to remove certain liabilities included in the Scripps Newspapers and JRN Newspapers carve-out financial statements that pursuant to the master agreement will not be included in the newspaper spin-offs. Pursuant to the master agreement pension plans currently sponsored directly by the Memphis newspaper operations of Scripps with a balance of $3.0 million will be retained by Scripps and therefore have been removed. The accumulated other comprehensive loss of $8.9 million related to the pension plans sponsored directly by the Memphis newspaper operations is part of the total equity pro forma adjustment. The $4.1 million liability associated with the withdrawal from the Graphics Communication International Union Employer Retirement Fund ("GCIU") will be retained by Scripps and also has been removed. Journal Media Group will be responsible for any potential future liability, which is unknown at this time, in the event of a mass-withdrawal liability.

4.
Reflects adjustment to remove the related party note as the related party lending arrangement will be terminated and all outstanding balances will be contributed to capital upon consummation of the transactions pursuant to the master agreement.

Other

The pro forma number of shares outstanding of Journal Media Group as of September 30, 2014 is 24.1 million shares based on the number of share outstanding of Scripps and Journal. As of the date of completion of the transactions, each parent’s net investment in Journal Media Group will be distributed to each Parent’s stockholders through the distribution of all the common stock of Journal Media Group.

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold for a total of 14.2 million shares of Journal Media Group.

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold for a total of 9.9 million shares of Journal Media Group.

Adjustments to Statements of Operations for the year ended December 31, 2013

a.
Reflects an adjustment to eliminate the expense related to 1) $0.6 million of expense for the defined benefit pension plans of the Memphis and Knoxville newspaper operations, 2) the allocation of $2.9 million of Scripps pension expense and 3) the allocation $1.5 million of Journal pension expense, all of which defined benefit plans will be retained by Scripps pursuant to the master agreement.

b.
Reflects an adjustment to depreciation expense resulting from the fair value adjustments to JRN Newspapers property, plant and equipment. The depreciation was determined on a straight-line basis with an estimated useful life of 30 years for buildings and 7 years for equipment.

c.
Reflects an adjustment to amortization expense resulting from the fair value adjustments to JRN Newspapers intangible assets. The amortization was determined on a straight-line basis with a estimated useful life of 25 years for trade names and 10 years for advertiser relationships.

d.
The provision for income taxes reflected in the Scripps Newspapers and JRN Newspapers historical carve-out financial statements was determined as if they had filed separate, stand-alone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to pro forma adjustments, the applicable estimated statutory rate based on the jurisdiction in which the adjustment relates was used.

e.
Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the year ended December 31, 2013 adjusted for an assumed distribution ratio as follows:

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, Journal and Scripps do not currently estimate that the future dilutive impact is material.

Adjustments to Statement of Operations for the nine months ended September 30, 2014

a.
Reflects an adjustment to eliminate the expense related to 1) the $0.3 million of expense for the defined benefit pension plans of the Memphis and Knoxville newspaper operations, 2) the allocation of $1.6 million of Scripps pension expense and 3) the allocation $1.2 million of Journal pension expense, all of which defined benefit plans will be retained by Scripps pursuant to the master agreement.

b.
Reflects an adjustment to depreciation expense resulting from the fair value adjustments to JRN Newspapers property, plant and equipment. The depreciation was determined on a straight-line basis with an estimated useful life of 30 years for buildings and 7 years for equipment.

c.
Reflects an adjustment to amortization expense resulting from the fair value adjustments to JRN Newspapers intangible assets. The amortization was determined on a straight-line basis with a estimated useful life of 25 years for trade names and 10 years for advertiser relationships.

d.
The provision for income taxes reflected in the Scripps Newspapers and JRN Newspapers historical carve-out financial statements was determined as if they had filed separate, stand-alone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to pro forma adjustments, the applicable estimated statutory rate based on the jurisdiction in which the adjustment relates was used.

e.
Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the nine months ended September 30, 2014, respectively, adjusted for an assumed distribution ratio as follows:

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, Journal and Scripps do not currently estimate that the future dilutive impact is material.

BUSINESS OF JOURNAL MEDIA GROUP

Following completion of the transactions, Journal Media Group will be a media enterprise with interests in newspapers and local digital media sites. With the ultimate goal of informing, engaging, and empowering readers in the communities it serves, Journal Media Group will provide news, information and value to customers, employees and advertisers. Journal Media Group will serve audiences and businesses through a portfolio of print and digital media brands, including 15 daily newspapers in 14 markets across the United States, and operate an expanding collection of local digital journalism and information businesses.

Journal Media Group will distribute content primarily through four platforms: print, Web, smartphones and tablets, with the objective to develop content and applications designed to deliver engaging content and enhance the user experience on each of these platforms. Journal Media Group’s ability to serve its communities by providing content across digital platforms is expected to allow it to expand audiences beyond traditional print boundaries.

The newspapers that Journal Media Group will publish have an excellent reputation for journalistic quality and content, a key to retaining readership. The Milwaukee Journal Sentinel has been awarded the Pulitzer Prize - U.S. journalism’s highest honor - three times in the past six years, a record exceeded only by the New York Times and the Washington Post over that period. Many of the other newspapers were recognized in 2013 by numerous regional and national journalism organizations for high-quality reporting across multiple platforms. This quality is expected to enhance effectiveness in Journal Media Group’s local markets and build a news report in all formats that readers will turn to and trust.

Journal Media Group’s digital sites will offer comprehensive local news, information and user-generated content. Journal Media Group intends to enhance its digital offerings, using features such as streaming video and audio, to deliver news and information. Many of the journalists who will work for Journal Media Group produce videos for consumption through digital sites and use an array of social media sites, such as Facebook, YouTube and Twitter, to communicate with and build audiences. The newspapers Journal Media Group will publish have embraced mobile technology by offering products on apps available on Apple, Android, and Kindle Fire platforms, as well as providing mobile optimized sites accessible by all smart phones and tablets.

Over the years, the newspapers Journal Media Group will publish have supplemented daily editions with an array of niche products, including direct-mail advertising, total market coverage publications, zoned editions, specialty publications, and event-based publications. These product offerings allow existing advertisers to reach their target audiences in multiple ways and to attract new clients, particularly small- and mid-sized advertisers.

Journal Media Group’s assets and liabilities will consist almost exclusively of those that Scripps and Journal attribute to their newspaper businesses, as reported in the carve-out financial statements included elsewhere in this joint proxy statement/prospectus. After the transactions, Journal Media Group will be a stand-alone, publicly traded company.

The daily circulation, which includes print and E-edition, for the newspaper markets and audiences that Journal Media Group will serve is as follows:

(in thousands)(1)	2013	2012	2011	2010	2009

Abilene (TX) Reporter-News	21	22	24	24	27
Anderson (SC) Independent-Mail	21	22	23	23	26
Corpus Christi (TX) Caller-Times	39	42	43	45	47
Evansville (IN) Courier & Press	43	47	52	52	57
Henderson (KY) Gleaner	8	9	10	10	10
Kitsap (WA) Sun	19	20	21	23	23
Knoxville (TN) News Sentinel	73	80	92	93	101
Memphis (TN) Commercial Appeal	88	96	109	118	136
Milwaukee (WI) Journal Sentinel	194	207	189	184	191
Naples (FL) Daily News	58	59	54	63	53
Redding (CA) Record-Searchlight	19	20	21	22	25
San Angelo (TX) Standard-Times	17	18	18	18	21
Treasure Coast (FL) News/Press/Tribune (2)	67	69	76	75	87
Ventura County (CA) Star	49	54	62	65	67
Wichita Falls (TX) Times Record News	19	22	22	23	25
Total Daily Circulation	735	787	816	838	896
Circulation information for the Sunday edition of those newspapers is as follows:

(in thousands)(1)	2013	2012	2011	2010	2009

Abilene (TX) Reporter-News	25	28	31	31	35
Anderson (SC) Independent-Mail	27	28	30	29	30
Corpus Christi (TX) Caller-Times	51	55	58	58	65
Evansville (IN) Courier & Press	61	68	73	74	77
Henderson (KY) Gleaner	9	10	11	11	11
Kitsap (WA) Sun	21	23	23	24	26
Knoxville (TN) News Sentinel	100	108	121	116	126
Memphis (TN) Commercial Appeal	124	131	147	151	172
Milwaukee (WI) Journal Sentinel	319	338	326	331	334
Naples (FL) Daily News	70	71	65	73	61
Redding (CA) Record-Searchlight	21	23	24	25	28
San Angelo (TX) Standard-Times	20	22	22	21	24
Treasure Coast (FL) News/Press/Tribune (2)	84	88	94	95	105
Ventura County (CA) Star	64	74	81	82	82
Wichita Falls (TX) Times Record News	22	25	25	26	28
Total Sunday Circulation	1,018	1,092	1,131	1,147	1,204

(1)
Based on Audit Bureau of Circulation Publisher’s Statements (“Statements”) for the six-month periods ended September 30, except figures for the Naples Daily News and the Treasure Coast News/Press/Tribune, which are from the Statements for the twelve-month periods ended September 30.

(2)	Represents the combined Sunday circulation of The Stuart News, the Indian River Press Journal and The St. Lucie News Tribune.

Revenues Sources

Journal Media Group’s newspapers will derive revenue by selling marketing and advertising services to businesses in their markets and news and information content to subscribers.

Advertising

Journal Media Group believes that compelling news and information content and a diverse portfolio of product offerings on multiple platforms will be critical components to garnering the most profitable share of local advertising dollars in its markets.

Journal Media Group’s range of products and audience reach are expected to give it the ability to deliver specific audiences desired by advertisers. While many advertisers want the broad reach of daily newspapers, others want to target their message by demography, geography, buying habits or consumer behavior. Where Journal Media Group can, it will use its newspaper network to build partnerships with national advertisers. Journal Media Group will also design programs on the local level for local merchants - customizing print and digital products into tailored messages to meet their local market objectives. Journal Media Group will sell advertising based upon audience size, demographics, price and effectiveness. Advertising rates and revenues will vary among its newspapers, depending on circulation, type of advertising, local market conditions and competition. Each of these newspapers will operate in a highly competitive local media marketplace, where advertisers and media consumers can choose from a wide range of alternatives, including other news publications, radio, broadcast and cable television, magazines, websites, outdoor advertising, directories and direct-mail products.

Print advertising

Print advertising is expected to be the largest component of Journal Media Group’s operating revenues. Print advertising includes Run-of-Press (“ROP”) advertising, preprinted inserts, advertising in niche publications, and direct mail. Advertisements throughout a newspaper include local, classified and national advertising. Local advertising refers to any advertising purchased by in-market advertisers that is not included in a paper’s classified section. Classified advertising includes all auto, real estate and employment advertising and other ads listed in sequence by the nature of the ads. National advertising includes advertising purchased by businesses outside local markets. National advertisers typically procure advertising from numerous newspapers using advertising agency buying services. Preprinted inserts are stand-alone, multi-page circulars inserted into and distributed with daily newspapers, niche publications and shared mail products.

Digital advertising and marketing services

Continuing the practices of its predecessors, Journal Media Group expects to sell advertising across all of its digital platforms. Digital advertising includes fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user; and click-through campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. Journal Media Group intends to develop local sponsorship programs that feature elements of fixed-duration and impression-based campaigns. These may include print elements (such as run-of-press or inserts) as part of the creative package designed to reach the reader/viewer/customer. Journal Media Group will utilize a variety of audience-extension programs to enhance the reach of its websites and garner a larger share of local advertising dollars that are spent online.

Continuing the practices of its predecessors, Journal Media Group expects to be a member of a newspaper consortium that partners with Yahoo! in an advertising and content sharing arrangement that increases access to local Web-focused advertising dollars. Journal Media Group expects to have similar arrangements with other digital marketing services. Journal Media Group will offer local advertising customers additional marketing services, such as managing search engine marketing campaigns.

Circulation (Subscriptions)

Journal Media Group will deliver news and other content on four platforms - print, Web, smartphones and tablets - and will meter access to content delivered on digital platforms. The predecessors of Journal Media Group completed the introduction of bundled subscription offerings for print and digital products in all of their markets in 2013.

With respect to the newspapers, except for the Milwaukee Journal Sentinel , under the bundled model, home delivery subscribers receive access to all newspaper content on all digital platforms, and only limited digital content is available to non-subscribers.

With respect to the Milwaukee Journal Sentinel, Journal introduced a “metered” paywall in early 2012, which limited access to 20 free articles each month for non-subscribing customers. The paywall implementation was made coincident with an increase in subscription pricing for all subscribers. That threshold dropped to 10 articles in late 2013. Classified ads, breaking news headlines and entertainment news are presented “in front of the wall” for full access by all users.

Journal Media Group will initially continue the respective subscription models described above and evaluate the most appropriate subscription models to have in place in the future.

Journal Media Group’s print products will be delivered directly to subscribers (home delivery) or purchased from a retail store or vending machine (single copy). Home delivery copies are expected to account for the majority of Journal Media Group’s total daily subscription revenues.

Daily and Sunday circulation of newspapers published by the predecessors of Journal Media Group has declined during the past five years, due in part to readers who consume more news and information online. Some of the declines were due to a deliberate decision to eliminate distribution to outlying areas. More recently the predecessors of Journal Media Group have implemented marketing and pricing strategies intended to stabilize home delivery subscription revenues.

Employees

As of December 31, 2013, the predecessors of Journal Media Group had approximately 3,600 full-time equivalent employees. Various labor unions represented approximately 850 of these employees. The predecessors of Journal Media Group have not experienced any work stoppages at current operations since 1985.

Properties

Journal Media Group will own substantially all of the facilities and equipment used in the newspaper operations of its predecessors.

MANAGEMENT OF JOURNAL MEDIA GROUP

Directors of Journal Media Group

At the closing of the transactions, Journal Media Group’s initial Board of Directors is expected to consist of seven members. The non-executive Chairman of the Board of Directors of Journal Media Group will be Steven J. Smith, the current Chairman and Chief Executive Officer of Journal. Timothy E. Stautberg, the current Senior Vice President, Newspapers of Scripps, will also be on the Journal Media Group Board of Directors and will be President and Chief Executive Officer of Journal Media Group. In addition, Mary Ellen Stanek and Jonathan Newcomb, each of whom are current independent directors of Journal, and Stuart Aitken, who is not a director of Scripps or Journal, will be directors of Journal Media Group.

Stuart Aitken, 43, has been Chief Executive Officer of dunnhumbyUSA, a marketing resources company, since July 2010. Mr. Aitken joined dunnhumbyUSA in August 2009 as Chief Operating Officer. Prior to joining dunnhumbyUSA, Mr. Aitken was Executive Vice President and Chief Marketing Officer for Michael’s Stores, an arts and crafts retail chain, from December 2007 to July 2009. Mr. Aitken’s knowledge and experience in marketing, information technology and in sales qualify him to serve as a director of Journal Media Group, Inc.

No other prospective directors have been identified as yet. The current directors of Journal Media Group are Steven J. Smith and Richard A. Boehne. Mr. Boehne will not be a director of Journal Media Group following the closing of the transactions.

Officers of Journal Media Group

As of the date of this joint proxy statement/prospectus, the following persons have been identified as prospective officers of Journal Media Group.

Chairman of the Board. Steven J. Smith is currently Chairman of the Board and Chief Executive Officer of Journal. He was elected Chief Executive Officer in March 1998 and Chairman in December 1998. Mr. Smith was President from 1992 to 1998 and from 2010 to February 2012. Mr. Smith has been a director of Journal since May 2003 and was a director of our predecessor company from 1987 to 2003.

President and Chief Executive Officer. Timothy E. Stautberg is currently Senior Vice President, Newspapers of Scripps. He leads the company’s portfolio of newspapers and affiliated digital products in its 13 markets in the U.S. Prior to taking this role, Mr. Stautberg served Scripps for three years as Senior Vice President and Chief Financial Officer and for nine years as Vice President of Corporate Communications and Investor Relations. Mr. Stautberg joined Scripps in 1990 as part of the company's executive development program. In 1992, he joined the Rocky Mountain News, where he held various management positions before being named assistant to the publisher. He was named general manager of the Redding Record Searchlight in 1997, and returned to Cincinnati in 1999 to become Vice President of Corporate Communications and Investor Relations. Mr. Stautberg holds a bachelor's degree in economics from Kenyon College and a master's degree in business administration, with a specialization in finance, from the University of Chicago. While earning his MBA, he worked five years as a commercial banking officer for Harris Trust and Savings Bank in Chicago. Mr. Stautberg serves as a trustee of the Scripps Howard Foundation and a member of the Newspaper Association of America Board of Directors.

Senior Vice President, Chief Financial Officer and Treasurer. Jason R. Graham is currently Senior Vice President of Finance and Chief Financial Officer of Journal. He was elected Senior Vice President of Finance and Controller in February 2014 and Chief Financial Officer in March 2014. He started with Journal as Vice President and Controller in June 2012. Prior thereto, Mr. Graham, who is a certified public accountant, held various financial leadership positions with Brookdale Senior Living, Inc., a national owner and operator of senior living communities, where he was serving as Vice President and Corporate Controller prior to joining Journal. Prior to October 2006, when he began employment with Brookdale Senior Living, Inc., Mr. Graham held financial leadership positions with KPMG LLP, GE Healthcare and APW Ltd.

Vice President and Controller. Marty V. Ozolins is currently Vice President and Corporate Controller of Journal.  He joined Journal in 1997 as a staff auditor, and after being promoted to roles of increasing responsibility, became Director of Internal Audit in 2002. In 2009, he was promoted to Controller of Journal’s Publishing division. He added responsibility as Assistant Controller for Journal in 2011.  Prior to joining Journal, Ozolins held roles with the Wisconsin Legislative Audit Bureau. He holds a Bachelor of Business Administration, Accounting, from the University of Wisconsin - Madison and is a Certified Public Accountant.

Vice President, Regional Publisher and President and Publisher, Milwaukee Journal Sentinel.  Elizabeth F. Brenner is currently Chief Operating Officer of Journal Publishing Group and an Executive Vice President of Journal.  Ms. Brenner was elected Executive Vice President of Journal in December 2004. In addition, Ms. Brenner has been Chief Operating Officer of Journal Publishing Group, President of Journal Sentinel, Inc. and Publisher of the Milwaukee Journal Sentinel since January 2005. Ms. Brenner was Publisher of The News Tribune, a Tacoma, Washington publication of the McClatchy Company, from 1998 to December 2004.

DESCRIPTION OF CAPITAL STOCK OF JOURNAL MEDIA GROUP

The following description of material terms of the capital stock of Journal Media Group is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Wisconsin Business Corporation Law, which we refer to as the “WBCL,” and to the amended and restated articles of incorporation and bylaws of Journal Media Group, which are filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates and are incorporated by reference into this joint proxy statement/prospectus.

Authorized Capital Stock

Journal Media Group’s authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Immediately following completion of the transactions, we expect that there will be approximately 24,600,000 shares of Journal Media Group’s common stock outstanding and no shares of preferred stock outstanding.

Common Stock
Holders of Journal Media Group’s common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of Journal Media Group’s common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Journal Media Group’s common stock are entitled to receive proportionately any dividends if and when such dividends are declared by the board of directors of Journal Media Group, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of Journal Media Group’s common stock are entitled to receive ratably the company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The rights, preferences and privileges of holders of Journal Media Group’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Journal Media Group may designate and issue in the future.

Preferred Stock
Under the terms of Journal Media Group’s amended and restated articles of incorporation, which we refer to sometimes as the “articles,” the board of directors of Journal Media Group is authorized to designate and issue up to 10,000,000 shares of preferred stock in one or more series without shareholder approval. Journal Media Group’s board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of Journal Media Group’s common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of Journal Media Group.

At present, there are no shares of preferred stock outstanding and Journal Media Group has no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Journal Media Group’s Amended and Restated Articles of Incorporation and Bylaws
Provisions of Wisconsin law have certain anti-takeover effects. Journal Media Group’s articles and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statute. Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of Journal Media Group’s articles and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Staggered Board of Directors. Journal Media Group’s articles and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.
No Cumulative Voting. The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Journal Media Group’s articles do not provide for cumulative voting.
Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting. Journal Media Group’s bylaws provide the board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the

Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.
Journal Media Group’s bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Journal Media Group’s bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to Journal Media Group, the receipt by Journal Media Group of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by Journal Media Group in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Director Removal. Journal Media Group’s articles provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares. As defined in the Journal Media Group articles, “cause” exists only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to the corporation in a matter which has a material adverse effect on the business of Journal Media Group.

Authorized But Unissued Shares. Journal Media Group’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. Journal Media Group could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, Journal Media Group could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board of directors of Journal Media Group will make any determination to issue such shares based on its judgment as to the best interests of Journal Media Group and its shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of Journal Media Group’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Supermajority Provisions. Journal Media Group’s articles contain provisions that require the approval of 66 2/3% of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles or bylaws. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of Journal Media Group’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Amendments to Amended and Restated Articles of Incorporation. The WBCL allows Journal Media Group to amend its articles at any time to add or change a provision that is required or permitted to be included in the articles or to delete a provision that is not required to be included in the articles. The board of directors of Journal Media Group can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in Journal Media Group’s articles relating to (a) the structure of the board of directors and (b) certain amendments to the bylaws may only be amended by the approval of 66 2/3% of the then outstanding shares entitled to vote.

Preemptive Rights. No holder of Journal Media Group’s common stock has any preemptive or subscription rights to acquire shares of Journal Media Group’s capital stock.
Liability and Indemnification of Directors and Officers
Pursuant to the WBCL and Journal Media Group’s bylaws, Journal Media Group’s directors and officers are entitled to mandatory indemnification from Journal Media Group against certain liabilities and expenses:

•	to the extent such officers or directors are successful in the defense of a proceeding; and

•
in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to Journal Media Group and such breach or failure constituted:

•	a willful failure to deal fairly with Journal Media Group or Journal Media Group’s shareholders in connection with a matter in which the director or officer had a material conflict of interest;

•	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, Journal Media Group’s directors are not subject to personal liability to Journal Media Group, Journal Media Group’s shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Journal Media Group’s directors and officers. Journal Media Group believes that these provisions in its bylaws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar
_____________________ is the transfer agent and registrar for Journal Media Group’s common stock. Its address is ____________________ and its telephone number is ___________.

Listing
In connection with the closing of the transactions, Journal Media Group’s common stock is expected to be listed on the NYSE under the symbol “JMG.”

Sales of Unregistered Securities

In connection with its incorporation, Journal Media Group issued two shares of common, one to Scripps and one to Journal, in consideration of a minimal capital contribution by each. Journal Media Group was not required to register these shares under the Securities Act because the issuance thereof constituted a private sale exempt from such Act.

DESCRIPTION OF CAPITAL STOCK OF SCRIPPS

The following description of material terms of the capital stock of Scripps is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Ohio Revised Code, which we refer to as the “ORC”, and to the articles of incorporation and the code of regulations of Scripps, which are filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates and which are incorporated by reference into this joint proxy statement/prospectus.

Common Shares

Authorized Shares. Scripps is authorized to issue 240,000,000 class A common shares, of which approximately ________ are expected to be outstanding upon completion of the transactions, and 60,000,000 common voting shares, of which 11,932,722 will be outstanding upon completion of the transactions. Scripps is also authorized to issue 25 million preferred shares, none of which will be outstanding following completion of the transactions.

Dividends. Each class A common share and each common voting share of Scripps is entitled to dividends if, as and when dividends are declared by the Board of Directors. Dividends must be paid on the class A common shares and the common voting shares at any time that dividends are paid on either class. Any dividend declared and payable in cash, capital stock or other property must be paid equally, share for share, on the common voting shares and the class A common shares. Dividends and distributions payable in common voting shares may be paid only on common voting shares, and dividends and distributions payable in class A common shares may be paid only on class A common shares. If a dividend or distribution payable in class A common shares is made on the class A common shares, a simultaneous dividend or distribution on the common voting shares must be made. If a dividend or distribution payable in common voting shares is made on the common voting shares, a simultaneous dividend or distribution in class A common shares must be made on the class A common shares. Pursuant to any such dividend or distribution, each common voting share will receive a number of common voting shares equal to the number of class A common shares payable on each class A common share. In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of Scripps and which possesses authority to issue class A common shares and common voting shares with characteristics identical to those of Scripps class A common shares and common voting shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of Scripps, only class A common shares of such subsidiary shall be distributed with respect to Scripps class A common shares and only common voting shares of such subsidiary shall be distributed with respect to Scripps common voting shares. Notwithstanding the foregoing, if the Scripps amendment proposal is approved by the holders of common voting shares, the spin-off of Scripps newspaper business pursuant to the distribution of Scripps Spinco common stock shall be effected with one class (and not two classes) of common stock, with each Scripps common voting share and Scripps class A common share converted into 0.2500 shares of Journal Media Group common stock.

Voting Rights. Holders of class A common shares are entitled to elect the greater of three or one-third of the directors of Scripps (or the nearest smaller whole number if one-third of the entire board is not a whole number), except directors, if any, to be elected by holders of preferred shares (when and if issued) or any series thereof. Holders of class A common shares are not be entitled to vote on any other matters except as required by the ORC. Holders of common voting shares are entitled to elect all remaining directors and to vote on all other matters. Nomination of persons for election by either class of shares to the board will be made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding common voting shares will have the right to increase or decrease the number of authorized and unissued class A common shares and common voting shares but not below the number of shares thereof then outstanding.

Under the ORC, an amendment to the articles of incorporation that purports to do any of the following with respect to either class A common shares or common voting shares would require the separate approval of the holders of each such class affected by the amendment: (i) increase or decrease the par value of the issued shares of such class (or of any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described in subclause (i) or (ii) above, or provide, in the case of an amendment described in subclause (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation’s articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

Meetings of Shareholders. Meetings of Scripps shareholders may be called by the chairman or president, by a majority of our directors, or by the holders of record of 50 percent of our outstanding common voting shares. Holders of our class A common shares may not call a meeting of shareholders.

Conversion Rights. Each common voting share is convertible at no cost and at any time into one class A common share.

Liquidation Rights. In the event of liquidation, dissolution or winding up, holders of class A common shares and common voting shares are entitled to participate equally, share for share, in the assets available for distribution.

Preemptive Rights. Holders of class A common shares do not have preemptive rights to purchase shares of such class or shares of any other class that may be issued. Holders of common voting shares have preemptive rights to purchase any additional common voting shares or any other shares that may be issued with (or that are convertible into shares with) general voting rights.

Cumulative Voting. Holders of our shares do not have cumulative voting rights.

Listing. Our class A common shares are listed and traded on the NYSE under the trading symbol “SSP.” Our common voting shares are not listed on any exchange.

Transfer Agent and Registrar. The registrar and transfer agent for our class A common shares is Computershare, 7530 Lucerne Drive, Suite 305, Cleveland, OH  44130.

Preferred Shares

The Scripps Board of Directors is authorized to issue, by resolution and without any action by shareholders, up to 25 million preferred shares. All preferred shares will be of equal rank. Dividends on preferred shares will be cumulative and will have a preference to the class A common shares and common voting shares. So long as any preferred shares are outstanding, no dividends may be paid on, and Scripps may not redeem or retire, any common shares or other securities ranking junior to the preferred shares unless all accrued and unpaid dividends on the preferred shares shall have been paid. In the event of a liquidation, dissolution or winding up, holders of preferred shares will be entitled to receive, before any amounts are paid or distributed in respect of any securities junior to the preferred shares, the amount fixed by the Board of Directors as a liquidation preference, plus the amount of all accrued and unpaid dividends. The preferred shares will have no voting rights except as may be required by Ohio law. The Board of Directors will have the power to establish the designations, dividend rate, conversion rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights (except voting rights) of any series of preferred shares. Any issuance of preferred shares may adversely affect certain rights of the holders of the class A common shares and the common voting shares and may render more difficult certain unsolicited or hostile attempts to take over Scripps.

Certain Anti-Takeover Statutes

Business Combinations with Interested Stockholders. Chapter 1704 of the ORC applies to a broad range of business combinations between an Ohio corporation and an “interested stockholder.” Chapter 1704 is triggered by the acquisition of 10 percent of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period the prohibition is absolute absent prior approval by the Board of Directors of the acquisition of voting power by which a person became an “interested stockholder” or absent approval of the subject transaction. Chapter 1704 may be made inapplicable to a company by its articles of incorporation. The articles of incorporation provide that this statute does not apply to Scripps.

Control Share Acquisition. Section 1701.831 of the ORC (the “Ohio Control Share Acquisition Statute”) also provides protection to shareholders against unfriendly and coercive takeover efforts. The Ohio Control Share Acquisition Statute provides that certain notice and informational filings and special shareholder meeting and voting procedures must be full owed prior to completion of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within certain ranges of voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. The Ohio Control Share Acquisition Statute may be made inapplicable to a company by its articles of incorporation. The articles of incorporation provide that this statute does not apply to Scripps.

Ohio “Anti-Greenmail” Statute. Pursuant to Section 1707.4.1 of the ORC, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the securities. This statute may be made inapplicable to a company by its articles of incorporation. The articles of incorporation provide that this statute does not apply to Scripps.

Tender Offer Statute. The Ohio tender offer statute (ORC Section 1707.041) requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offerer, upon gaining control, may have to liquidate the subject company, sell its asset, effect a merger or consolidation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

Authority and Duties of Directors. Section 1701.59 of the ORC provides that a director shall not be found to have violated his duties to a corporation and its shareholders unless it is proved by clear and convincing evidence that he has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, and any action brought again him, including actions involving or affecting a change or potential change in control of the company or a determination to resist a change or potential change in control of the company determined by a majority of the directors to be opposed to or not in the best interests of the corporation. This section also provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and, in his discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal interests, long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. The ORC specifically provides that the selection of a time frame for the achievement of corporate goals is the responsibility of the directors. Following the spin-off, our articles will also provide that the directors shall, when evaluating any offer of another party to make a tender or exchange offer for any equity security of Scripps, to merge or consolidate Scripps with another corporation or to purchase or otherwise acquire all or substantially all of the properties and assets of Scripps, give due consideration, in determining what is in the best interests of Scripps, to the effect of such a transaction on the integrity, character and quality of our operations, long-term as well as short-term interests of Scripps and its shareholders, and the social, legal and economic effects on the employees, customers, suppliers and creditors of Scripps and its subsidiaries, on the communities and geographical areas in which they operate or are located, and on any of the businesses and properties thereof, as well as such other factors as our directors deem relevant. In considering the short-term and long-term interests of Scripps and its shareholders, our directors may determine that these interests may be best served by the continued independence of Scripps.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Scripps

Section 1701.13 of the ORC provides that a corporation may indemnify its directors and officers against expenses (including attorneys’ fees), judgments. fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (a “derivative action”), in which such person is made a party by reason of the fact that the person is or was a director or officer of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and. with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the director or officer seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s code of regulations, a disinterested director vote, a shareholder vote, an agreement or otherwise.

Under Ohio law, directors are entitled to advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Scripps' articles of incorporation provide that, to the fullest extent authorized or permitted by Ohio law, as now in effect (as summarized above) or as amended, Scripps' will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was Scripps' director or officer, or by reason of the fact that Scripps' director or officer is or was serving, at Scripps' request, as an officer, director, employee, trustee or agent of another corporation or enterprise, including service with respect to employee benefit plans maintained or sponsored by Scripps'. Any amendment of this provision will not reduce Scripps' indemnification obligations relating to actions taken before such amendment. Scripps' articles also provide that Scripps' shall pay, to the fullest extent permitted by Ohio law, expenses incurred by a director or officer in defending any proceeding in advance of its final disposition.

Ohio law provides express authority for Ohio corporations to procure insurance policies and to furnish protection similar to insurance, including trust funds, letters of credit and self-insurance, or to provide similar protection such as indemnity against loss of insurance. Under these policies, the insurer, on Scripps' behalf, may also pay amounts for which Scripps' has granted indemnification to the directors or officers.

Under Ohio law, a director shall not be found to have violated his duties to the corporation unless it is proved by clear and convincing evidence that he has not acted in good faith in a manner he reasonably believes to be in or not opposed to the best interests of the corporation or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against him, including actions involving a change or potential change in control of the corporation. Ohio law provides that a director shall not be liable in damages for any action that he takes or fails to take as a director unless it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Ohio law provides that directors are liable to the corporation if they vote for or assent to any of the following: (i) the payment of a dividend or distribution or the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation’s shares, contrary in any such case to law or the corporation’s articles; (ii) a distribution of assets to shareholders during the winding up of the affairs of the corporation, on dissolution or otherwise, without the payment of all known obligations of the corporation or without making adequate provision for such payment; or (iii) the making of a loan, other than in the usual course of business, to an officer, director or shareholder or the corporation that was not approved by a majority of the disinterested directors of the corporation upon their determination that the making of the loan could reasonably be expected to benefit the corporation.

Journal Media Group

The bylaws of Journal Media Group provide that the directors and officers of Journal Media Group, members of the committee formed under Article 2 of Journal Media Group’s articles of incorporation, any trustee of any employee benefit plan of Journal Media Group and any person serving at the request of Journal Media Group as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from Journal Media Group against certain liabilities (which may include liabilities under the Securities Act) and expenses (1) to the extent such persons are successful in the defense of a proceeding and (2) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to Journal Media Group and such breach or failure constituted: (a) a willful failure to deal fairly with Journal Media Group or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the WBCL would require mandatory indemnification of directors and officers of Journal Media Group under certain circumstances, as more fully described in Sections 180.0850 through 180.0859 thereof. Additionally, under the WBCL, directors of Journal Media Group are not subject to personal liability to Journal Media Group, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

Expenses for the defense of any action for which indemnification may be available are required to be advanced by Journal Media Group under certain circumstances.

The indemnification provided by the WBCL and Journal Media Group’s bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

Journal Media Group will also maintain director and officer liability insurance against certain claims and liabilities which may be made against Journal Media Group’s former, current or future directors or officers or persons serving at the request of Journal Media Group in positions with other entities as described above.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Scripps shareholders are governed by Scripps’ articles of incorporation, its code of regulations, and the ORC. The rights of Journal shareholders are governed by Journal’s articles of incorporation, its bylaws and the WBCL. Upon closing of the transactions, the rights of the shareholders of Journal Media Group will be governed by the WBCL and the articles of incorporation and bylaws of Journal Media Group.

The following is a summary of the material differences, as of the date of this joint proxy statement/prospectus, among the rights of Scripps shareholders, Journal shareholders and Journal Media Group shareholders. Please consult the ORC and the WBCL, and the respective articles of incorporation and code of regulations or bylaws of Scripps, Journal, and Journal Media Group for a more complete understanding of these differences.

The following description does not purport to be a complete statement of all differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the ORC and WBCL, the articles of incorporation and code of regulations of Scripps, and the articles of incorporation and bylaws of Journal and Journal Media Group, each of which is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates, and is incorporated by reference into this joint proxy statement/prospectus. Scripps and Journal have filed with the SEC their respective governing documents referenced in this summary of shareholder rights and will send copies to you without charge, upon request. See “Where You Can Find More Information” beginning on page ____.

Capitalization

Journal Media Group. The authorized shares of capital stock of Journal Media Group consist of:

•	100,000,000 shares of common stock, $.01 par value per share; and

•	10,000,000 shares of preferred stock, $.01 par value per share.

We expect that, immediately after the completion of the transactions, there will be outstanding a total of approximately 24,600,000 shares of common stock of Journal Media Group. No shares of preferred stock will be outstanding at such time.

Scripps. The authorized shares of capital stock of Scripps consist of:

•	240,000,000 class A common shares, $.01 par value per share;

•	60,000,000 common voting shares, $.01 par value per share; and

•	25,000,000 preferred shares.

At the close of business on ______________, there were _________ common voting shares issued and outstanding, ______ class A common shares issued and outstanding, and no preferred shares issued and outstanding.

Journal. The current authorized shares of capital stock of Journal consist of:

•	170,000,000 shares of class A common stock, $.01 par value per share;

•	120,000,000 shares of class B common stock, $.01 par value per share;

•	10,000,000 shares of class C common stock, $.01 par value per share; and

•	10,000,000 shares of preferred stock, $.01 par value per share.

As of the close of business on ______________, there were _________ shares of class A common stock issued and outstanding, _______ shares of class B common stock issued and outstanding, no shares of class C common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Conversion Rights

Journal Media Group. Holders of capital stock of Journal Media Group will have no conversion rights.

Scripps. Common voting shares are convertible into class A common shares on a one-for-one basis. Class A common shares do not have conversion rights.

Journal. Each share of class B common stock is convertible into class A common stock on a one-for-one basis. Holders of class A common stock of Journal do not have conversion rights.

Restrictions on Transfer

Journal Media Group. Shares of Journal Media Group common stock are not subject to restrictions on transfer, except as otherwise required under federal and state securities laws. Under federal securities laws, shares of common stock held by affiliates of Journal Media Group may be resold or otherwise transferred, without registration, commencing 90 days after the closing of the transactions, as long as such sales are in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act.

Scripps. Class A common shares are not subject to restrictions on transfer, except as otherwise required under federal and state securities laws.

There are certain restrictions on transfer with respect to common voting shares held by signatories to the Scripps Family Agreement. For more information, see “Scripps Family Agreement” beginning on page ___.

Journal. Shares of Journal class A common stock are not subject to restrictions on transfer except as otherwise required under federal and state securities laws. Shares of Journal class B common stock are subject to certain restrictions contained in the articles of incorporation of Journal.

Dividends and Other Distributions

Journal Media Group. The holders of Journal Media Group’s common stock are entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors of Journal Media Group, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of Journal Media Group, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of Journal Media Group’s common stock are entitled to receive proportionately any remaining assets of Journal Media Group.

Scripps. The holders of common voting shares and class A common shares rank equally with respect to rights to receive cash dividends and rights to share in the assets of Scripps in the event of dissolution. In the case of a stock dividend or a distribution of shares, holders of common voting shares and class A common shares will be treated equally, according to the number of shares they hold, except that holders of common voting shares only have the right to receive common voting shares and the holders of class A common shares only have the right to receive class A common shares. Pursuant to the Scripps amendment proposal, the holders of common voting shares are being asked to amend the Scripps articles of incorporation at their special meeting to allow the spin-off of the Scripps newspaper business to be effected by issuing to the holders of class A common shares and common voting shares the same class of stock (common stock) of the company (Scripps Spinco) that will own the Scripps newspaper business at the time of the Scripps newspaper spin-off.

Journal. The holders of Journal class A common stock and class B common stock rank equally with respect to rights to receive cash dividends and rights to share in the assets of Journal in the event of dissolution. In the case of a stock dividend or a distribution of shares, holders of class A common stock and class B common stock will be treated equally, according to the number of shares they hold, except that if shares of class A common stock and class B common stock are distributed, then holders of class A common stock only have the right to receive class A common stock and the holders of class B common stock only have the right to receive class B common stock.

Preemptive Rights

Journal Media Group. No holder of shares of Journal Media Group common stock will have any preemptive or subscription rights to acquire shares of capital stock.

Scripps. Holders of Scripps class A common shares do not have preemptive rights. Holders of Scripps common voting shares have preemptive rights with respect to the issuance of shares of capital stock having voting rights generally similar to those of the common voting shares.

Journal. No holder of shares of Journal common stock has any preemptive or subscription rights to acquire shares of capital stock.

Number and Election of Directors

Journal Media Group. The Journal Media Group Board of Directors is expected to consist of seven members, all of which will be elected by the holders of common stock. The articles of incorporation of Journal Media Group provides that the number of directors may be designated by an affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares, except that the Board of Directors can also designate the number of directors by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders. Directors of Journal Media Group will be divided into three classes, designated as Class I, Class II and Class III. Terms of Class I, Class II and Class III directors will expire at the third annual meeting after their elections. Directors will serve until their successors are duly elected and qualified.

Scripps. The Scripps Board of Directors consists of nine members, six of whom are elected by the holders of common voting shares and three of whom are elected by the holders of class A common shares. The code of regulations of Scripps provides that the Board of Directors will designate the number of directors by resolution. Directors of Scripps are elected each year at the annual meeting of shareholders and hold their offices until the next annual meeting of shareholders and until their successors are elected and qualified or until there is a decrease in the number of directors.

Journal. The Journal Board of Directors consists of seven members, all of which are elected by the holders of class A common stock and class B common stock, voting together as a single class. The articles of incorporation of Journal provides that the number of directors may be designated by an affirmative vote of shareholders holding at least 66 2/3% of the voting power of then outstanding shares, except that the Board of Directors can also designate the number of directors by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders. Directors of Journal are divided into three classes, designated as Class I, Class II and Class III. Terms of Class I, Class II and Class III directors expire at the third annual meeting after their elections. Directors serve until their successors are duly elected and qualified.

Removal of Directors

Journal Media Group. Journal Media Group’s articles of incorporation provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to the corporation in a matter which has a material adverse effect on the business of the corporation.

Scripps. The code of regulations of Scripps provides that at a meeting called expressly for the purpose of removing a director, any director may be removed, with or without cause, by a vote of the shareholders holding a majority of the shares of the class of stock which elected such director. A replacement director may be elected at the same meeting.

Journal. Journal’s articles of incorporation provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the voting power of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to the corporation in a matter which has a material adverse effect on the business of the corporation.

Vacancies on the Board of Directors

Journal Media Group. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office.

Scripps. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors.

Journal. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office.

Voting by Shareholders

Journal Media Group. Each holder of common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Scripps. Each holder of class A common shares is entitled to one vote for each share he holds in the election of one-third of the members of the Board of Directors, and is not entitled to vote on any other matter except those where the ORC expressly requires such vote. The holders of common voting shares are entitled to one vote per share in the election of two-thirds of the members of the Board of Directors and on each other matter requiring shareholder approval.

Journal. Except for matters where the WBCL requires a separate class vote, each holder of class A common stock is entitled to one vote per share and each holder of class B common stock is entitled to ten votes per share for the election of directors and for all other corporate purposes, voting together as a single class.

Amendment of Organizational Documents

Journal Media Group. The WBCL allows Journal Media Group to amend its articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The Board of Directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in Journal Media Group’s articles of incorporation relating to (a) the structure of the board and (b) certain amendments to the bylaws may only be amended by the approval of 66 2/3% of the then outstanding shares entitled to vote.

Scripps. The articles of incorporation may be amended by vote of the holders of a majority of the outstanding common voting shares. Holders of class A common shares do not vote on such matters unless they relate to specific matters set forth in the ORC, including amendments that would adversely affect the rights of such shares.

Journal. The WBCL allows Journal to amend its articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The Board of Directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in Journal’s articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

Amendment of Bylaws

Journal Media Group. Journal Media Group’s bylaws may be amended or repealed and new bylaws may be adopted by Journal Media Group’s shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by the Board of Directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw. Notwithstanding the foregoing, pursuant to Journal Media Group’s articles of incorporation, the provisions of Journal Media Group’s bylaws relating to the general powers, number, classification, tenure and qualifications of the directors may be amended or repealed only by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of all classes of capital stock of Journal Media Group, voting together as a single class; provided, however, that the Board of Directors can amend or repeal such provisions by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders.

Scripps. The code of regulations may be amended or repealed and new code of regulations may be adopted at a regular or special meeting of the Board of Directors by the vote of a majority of the Board of Directors. The holders of common voting shares may repeal or change the code of regulations made by the Board of Directors and may prescribe that any code of regulations made by the shareholders may not be altered, amended or repealed by the Board of Directors.

Journal. Journal’s bylaws may be amended or repealed and new bylaws may be adopted by Journal’s shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by the Board of Directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw. Notwithstanding the foregoing, pursuant to Journal’s articles of incorporation, the provisions of Journal’s bylaws relating to the general powers, number, classification, tenure and qualifications of the directors may be amended or repealed only by the affirmative vote of shareholders holding at least 66 2/3% of the voting power of the then outstanding shares of all classes of capital stock of Journal then outstanding, voting together as a single class; provided, however, that the Board of Directors can amend or repeal such provisions by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders.

SCRIPPS FAMILY AGREEMENT

General

The provisions of the Scripps Family Agreement govern the transfer and voting of Scripps common voting shares held by the descendants of the founder of the company who have signed such agreement, whom we refer to as the “signatories.” These provisions are summarized below. The Scripps Family Agreement, as amended, is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates.

Transfer Restrictions. No signatory to the Scripps Family Agreement may dispose of any common voting shares (except as otherwise summarized below) without first giving other signatories and Scripps the opportunity to purchase such shares. Signatories may not convert common voting shares into class A common shares except for a limited period of time after giving other signatories and Scripps the aforesaid opportunity to purchase, and except in certain other limited circumstances.

Signatories may transfer common voting shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Signatories may transfer common voting shares by testamentary transfer to their spouses provided such shares are converted to class A common shares and may pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any common voting shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale by the signatory who transferred such shares or owned such shares before their transfer pursuant to the Scripps Family Agreement. Any valid transfer of common voting shares made by signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to class A common shares.

The provisions restricting transfer of common voting shares will continue until 21 years after the death of the last survivor of the descendants of Robert Paine Scripps and John P. Scripps who was alive when The Edward W. Scripps Trust terminated on October 18, 2012.

Voting Provisions. The Scripps Family Agreement provides that Scripps will call a meeting of the signatories prior to each annual or special meeting of the shareholders of Scripps. At each of these meetings, Scripps will submit to the signatories each matter, including election of directors, that Scripps will submit to its shareholders at the annual meeting or special meeting with respect to which the meeting of signatories has been called. Each signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each such matter brought before the family meeting. Each signatory will be bound by the decision reached by majority vote with respect to each such matter, and at the related annual or special meeting of the shareholders of Scripps each signatory will be required to vote his or her common voting shares in accordance with the decisions reached at the family meeting. The provisions governing the voting of common voting shares are effective for a 10-year period (October 18, 2012, to October 18, 2022) and may be renewed for additional 10-year periods.

2014 Amendments to Family Agreement

As Scripps and Journal formulated the plan for the separation and combination of their newspaper businesses and the subsequent combination of their broadcast businesses, it became clear that, to comply with the FCC’s newspaper/broadcast cross-ownership prohibition, the Company would have to ask the Scripps family to amend the Scripps Family Agreement so that shares of Journal Media Group issued to signatories would not become subject to such agreement. This amendment was necessary to avoid having the signatories be deemed under FCC rules to own an attributable interest in the newspapers to be owned by Journal Media Group. Owning or having such an attributable interest in Journal Media Group newspapers would have placed Scripps in violation of FCC rules prohibiting cross-ownership of newspapers and broadcast stations in the same market. Under such rules, Scripps would not have been able to own Journal’s television station in Milwaukee or its radio stations in Knoxville because Journal Media Group would own newspapers in each of those markets. Thus, the amendment to the Scripps Family Agreement was necessary to enable the transactions to occur as contemplated - that is, to allow Scripps to own the combined broadcast businesses and Journal Media Group to own the combined newspaper businesses, in each case without any requirement to divest properties in Milwaukee or Knoxville.

The Scripps Family Agreement applies generally to shares of voting stock of subsidiaries of Scripps that are spun-off to Scripps shareholders. On July 30, 2014, the signatories amended the Scripps Family Agreement to provide that it will not apply to the shares of common stock of Journal Media Group owned by the signatories following completion of the transactions. Consequently, the signatories to the Scripps Family Agreement will not be attributable shareholders under the FCC’s rules, either as a group or individually, of Journal Media Group.

Because it was necessary to obtain the family’s consent to amend the Scripps Family Agreement to proceed with the proposed transactions, Scripps will pay the fees of advisors providing assistance to the family shareholders. The family’s investment advisor’s fee is $1 million payable upon, and only upon, completion of the transactions. Fees earned by the family’s legal counsel are expected to be approximately $75,000.

PAYMENTS AND DISTRIBUTIONS TO SHAREHOLDERS

Following the special meetings of the Scripps and Journal shareholders, and assuming such shareholders approve the proposals they are being asked to approve at their respective meeting, Scripps and Journal will fix a record date for the newspaper spin-offs and the Scripps special dividend. The record date for the special dividend will be the same as the record date for the newspaper spin-offs. Journal Media Group will mail to each Scripps and Journal shareholder of record on such date a prospectus for the shares of Journal Media Group common stock to be issued to such shareholders in connection with the newspaper mergers. This joint proxy statement/prospectus will contain information about Journal Media Group that is substantially the same as the information about Journal Media Group that is contained in this joint proxy statement/prospectus, as well as any updates to such information required by SEC rules. The distribution of common stock of Scripps Spinco and Journal Spinco in the newspaper spin-offs, the subsequent exchange of such stock for Journal Media Group common stock, the payment of the Scripps special dividend, and the consummation of the broadcast merger shall occur on the same day, which shall be the closing date for all transactions. The closing date will be the record date for determining Journal shareholders who will be entitled under the master agreement to receive Scripps class A common shares in exchange for Journal common stock pursuant to the broadcast merger. Following the closing date, the exchange agent will send book-entry ownership statements to Scripps and Journal shareholders with respect to the shares of Journal Media Group common stock to which they are entitled, send checks to Scripps shareholders in payment of the Scripps special dividend, send book-entry ownership statements to Journal class A common shareholders who hold their Journal stock in book-entry form with respect to the Scripps class A common shares to which they are entitled in the broadcast merger, and send transmittal letters to Journal shareholders who hold their Journal stock in certificated form to facilitate the exchange process pursuant to the broadcast merger.

Newspaper Mergers

The exchange agent will credit (by book-entry) each holder of Scripps class A common shares, Scripps common voting shares, Journal class A common stock, and Journal class B common stock (other than Scripps or Journal or any of their subsidiaries) with the shares of Journal Media Group common stock to which such holder has become entitled by reason of the newspaper spin-offs and newspaper mergers. In lieu of certificates for Journal Media Group common stock, share ownership statements will be issued to Scripps and Journal shareholders. The exchange agent will also distribute any cash in lieu of fractional shares.

Broadcast Merger

For all Journal stock held in book-entry form, the exchange agent will credit (by book-entry) each holder of such stock with the Scripps class A common shares to which such holder has become entitled by reason of the broadcast merger. The exchange agent will also distribute any cash in lieu of fractional shares. All shares of Journal’s class B common stock are held in book-entry form.

For all Journal class A stock held in certificated form, in order to receive Scripps class A common shares, together with any cash in lieu of fractional interests, pursuant to the broadcast merger, such shareholder of Journal will be required to surrender the certificates evidencing such stockholder’s shares of Journal class A common stock to the exchange agent. Promptly after the completion of the transactions, the Exchange Agent will mail or make available to each such shareholder a notice and letter of transmittal advising such shareholder of the effectiveness of the broadcast merger and the procedures to be used in surrendering shares in connection therewith. After surrender of certificated Journal class A common shares the shareholder will receive Scripps class A common shares, together with any cash in lieu of fractional shares. Journal class A shareholders should surrender certificated shares of class A common stock only with a letter of transmittal. Please do not attempt to surrender certificated shares of Journal class A common stock with the enclosed proxy.

If payment of Scripps class A common shares, together with any cash in lieu of fractional shares, is to be made to a person other than a person in whose name shares of Journal common stock are registered, it shall be a condition of payment that the shares so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of such payment to a person other than the registered holder of the shares, or shall establish to the satisfaction of the exchange agent that such tax either has been paid or is not applicable.

Until surrendered and exchanged in accordance with the master agreement, after completion of the transactions each share of Journal class A common stock in a certificated form shall represent only the right to receive Scripps class A common shares, together with any cash in lieu of fractional shares, to which such certificated shares of Journal class A common stock are entitled. At the close of business on the day prior to the date of the completion of the transactions, the stock transfer books of Journal shall be closed and no further transfers shall be made. If, thereafter, any shares are presented for transfer, such shares shall be canceled and exchanged for Scripps class A common shares, together with any cash in lieu of fractional shares. No party shall be liable to any holder of certificates formerly representing Journal common stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

In lieu of certificates for the Scripps class A common shares to be issued in connection with the broadcast merger, share ownership statements will be issued to Journal shareholders.

DISSENTERS' RIGHTS

Scripps

Under the ORC, Scripps shareholders do not have dissenters' rights with respect to the transactions.

Journal

Under Wisconsin law, since Journal’s class A common stock is traded on the NYSE, holders of Journal class A common stock will not have dissenters’ rights under Subchapter XIII of the WBCL with respect to the broadcast merger. Holders of Journal class B common stock who do not vote in favor of the broadcast merger and who, at or prior to the Journal special meeting, give to Journal written notice of their objection to the broadcast merger and intent to demand payment for their shares of class B common stock, may demand payment for those shares in the amount equal to the “fair value” of the shares, as determined by Journal or, alternatively, by court determination, but only with respect to the consideration in the broadcast merger.
The following is a brief summary of the statutory procedures required to be followed by dissenting class B shareholders in order to perfect their rights to seek relief under Subchapter XIII. Although the material provisions of Subchapter XIII set forth in this joint proxy statement/prospectus have been summarized accurately, the statements made concerning that subchapter are not necessarily complete, and reference is made to the full text of Subchapter XIII, attached to this joint proxy statement/prospectus as Annex F. This summary is qualified in its entirety by such reference. Any class B shareholder who may be contemplating the exercise of dissenters’ rights under Subchapter XIII should consult their own legal and financial advisors and should review Subchapter XIII carefully; a failure to precisely comply with any of the statutory requirements may result in a loss of those rights.
If any class B shareholder elects to dissent from the transaction and to seek an independent determination of the fair value of his, her, or its class B shares under Subchapter XIII, each of the following conditions must be satisfied:

•
The dissenting class B shareholder must deliver (and Journal must receive), prior to the taking of the vote on the transaction, written notice of his, her, or its intent to demand payment of the fair value of his, her, or its shares pursuant to Subchapter XIII if the transaction is consummated. The written notice must reasonably inform Journal of the identity of the dissenting shareholder and of the fact that the dissenting shareholder intends to demand payment of the fair value of his, her, or its shares. The written notice should be delivered to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, Attention: Senior Vice President, General Counsel, Secretary and Chief Compliance Officer. If mailed, it is recommended that the written notice be sent by registered or certified mail, return receipt requested. The return of a proxy with an instruction to vote the shares represented thereby against approval of the transaction or to abstain will not, by itself, satisfy the requirement that a written notice demanding payment be filed with Journal.

•
The dissenting class B shareholder’s shares must not be voted in favor of the transaction. This requirement will be satisfied if a proxy (1) is signed and returned with instructions to vote against the transaction, (2) if no proxy is returned, or (3) if the dissenting shareholder attends the Journal special meeting and votes against the transaction or abstains from voting (and, in the case of abstention, has revoked any proxy voting in favor of the transaction). If the dissenting shareholder signs and returns a proxy in the form provided, but does not indicate how the shares represented thereby are to be voted, the shares will be voted in favor of the transaction, and the dissenting shareholder’s right to demand payment for his, her, or its shares will be lost (unless his, her, or its proxy is revoked prior to the voting thereof). Attendance by the dissenting class B shareholder at the Journal special meeting will not in and of itself constitute revocation of a proxy.

•
If the transaction is approved, within ten days after approval, the dissenting class B shareholder will be sent a written dissenters’ notice accompanied by a copy of Subchapter XIII, specifying: (a) where the dissenting class B shareholder must send the payment demand and where and when the book-entry securities for his, her, or its shares must be deposited; (b) a form for demanding payment to be delivered to Journal that includes the date of the first announcement to news media and that requires the dissenting class B shareholder to certify whether he, she, or it acquired beneficial ownership of the class B shares before that date; and (c) the date by which Journal must receive the payment demand.

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A dissenting class B shareholder who receives a written dissenters’ notice from Journal must demand payment in writing and deposit the book-entry securities for his, her, or its shares in accordance with the terms of that notice. Failure to do so by the date set forth in the notice will result in the dissenting shareholder’s forfeiture of the right to receive payment for his or her shares.

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Upon the later of receipt of a payment demand or the approval of the transaction, Journal will pay to each dissenting class B shareholder Journal’s estimate of the fair value of his, her, or its shares, plus interest accrued to the date of payment. Journal’s payment must be accompanied by its most recent audited financial statements and the latest available interim financial statements of Journal, a statement of Journal’s estimate of the fair market value of such dissenting shareholder’s class B shares, an explanation of how the interest was calculated, and a statement informing the dissenting class B shareholder of his, her, or its right to demand payment of such class B shareholder’s estimate of the fair value of his, her, or its shares if he, she, or it is dissatisfied with Journal’s payment.

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If the offer of payment made by Journal is unacceptable to the dissenting class B shareholder, the dissenting class B shareholder may give Journal written notice of such class B shareholder’s estimate of the fair value of the shares and the amount of interest due and demand payment of his, her, or its estimate, less any amounts already paid to such class B shareholder. This demand for payment must be received by Journal within 30 days of his, her, or its receipt of Journal’s offer of payment. A dissenting class B shareholder who fails to make a timely demand for payment will be deemed to have waived his, her, or its right to demand payment.

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If the dissenting class B shareholder demands payment of his, her, or its estimate of the fair value of his, her, or its class B shares and payment is not paid by Journal, Journal is required to bring a special proceeding within 60 days after receiving the class B shareholder’s payment demand and petition the court to determine the fair value of the class B shareholder’s class B shares and accrued interest. The special proceeding must be brought in the circuit court of Milwaukee County in the State of Wisconsin. Journal shall make all dissenting class B shareholders whose demands remain unsettled parties to the special proceeding. The court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the question of fair value. Dissenting class B shareholders are entitled to the same discovery rights as a party in any other civil proceeding. If Journal does not bring the special proceeding within the 60 day period, it shall pay dissenting class B shareholders the amount demanded by such class B shareholder’s estimate of the fair value of the class B shares and the amount of interest due.

Costs of the special proceeding, including the reasonable compensation and expenses of appraisers appointed by the court (but excluding the expenses incurred by Journal and the dissenting class B shareholders), will be determined by the court and assessed upon Journal. However, the court may assess those costs against dissenting class B shareholders if it finds that the dissenting class B shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment greater than Journal’s determination of fair value.

Journal and dissenting class B shareholders are required to bear their own expenses relating to the special proceeding; however, the court may assess the fees and expenses of counsel and experts for either party against: (i) Journal, if the court finds Journal did not substantially comply with Subchapter XIII; or (ii) Journal or the dissenting shareholder if the court finds that either acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Subchapter XIII.
Although Journal and Scripps believe that the broadcast merger consideration is fair, neither can make any representation as to the outcome of the appraisal of fair value as determined by a Wisconsin court, and class B shareholders should recognize that an appraisal could result in a determination of a lower, higher or equivalent value.
Dissenting class B shareholders may have different tax results than those of other shareholders. Electing to dissent could potentially change the timing of the payments to be made to the dissenting class B shareholder. Although Section 409A contains provisions addressing disputed payments and has special rules for settlements, the application of these provisions depends on the individuals facts and circumstances. In the event the exercise of the right to dissent causes such payments to be out of compliance with Section 409A, such failure may cause a dissenting shareholder to pay an additional 20% U.S. federal income tax on such amounts. Additionally, amounts received by the dissenting class B shareholder may be treated as “excess parachute payments” that cause the dissenting class B shareholder to pay a 20% excise tax on amounts over the dissenting shareholder’s Base Amount. The application of these provisions will depend on the facts and circumstances of the individual shareholder. The facts and circumstances relating to each dissenting class B shareholder are unknown, and therefore the application of these provisions is uncertain. Journal has not made any determination as to the application of Section 280G to any dissenting class B shareholder. See “Material U.S. Federal Income Tax Consequences of the Transaction.”
EACH CLASS B SHAREHOLDER IS URGED TO CONSULT WITH HIS, HER, OR ITS OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF SECTION 409A AND SECTION 280G AND OTHER TAX CONSEQUENCES OF ELECTING TO DISSENT PRIOR TO MAKING SUCH AN ELECTION.
JOURNAL ANNUAL MEETING SHAREHOLDER PROPOSALS

Journal does not intend to hold a 2015 annual meeting of shareholders unless the transactions are not completed.

A Journal shareholder who intends to present a proposal at, and have the proposal included in Journal’s proxy statement for, an annual meeting of shareholders must comply with the requirements of Rule 14a-8 under the Exchange Act. In order to comply with such rule, proposals submitted for Journal’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”) must be received by Journal by no later than November 21, 2014. A shareholder who intends to present a proposal at an annual meeting (including nominating persons for election as directors) but does not intend to have the proposal included in Journal’s proxy statement for such meeting must comply with the requirements set forth in Journal’s bylaws. Under Journal’s bylaws, if Journal does not receive such notice prior to December 31, 2014 (assuming a meeting date before May 1, 2015), then the notice will be considered untimely and Journal will not be required to present such proposal at the 2015 Annual Meeting. If the 2015 Annual Meeting is held on or after May 1, 2015, Journal must receive such notice not later than the close of business on the day which is determined by adding to December 31, 2014 the number of days starting with May 1, 2015 and ending on the date of the 2015 Annual Meeting. If Journal’s board chooses to present such proposal at the 2015 Annual Meeting, then the persons named in proxies solicited by the board for the 2015 Annual Meeting may exercise discretionary voting power with respect to such proposal.

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS OF JOURNAL
The following table sets forth the beneficial ownership of Journal’s class A common stock and class B common stock as of October 31, 2014 held by (i) each of Journal’s directors and current named executive officers, (ii) all of Journal’s current directors and executive officers as a group, and (iii) each person or entity that Journal knows beneficially owns more than 5% of either class of its common stock. Journal believes that all of the people and entities listed below have sole voting and investment power over the listed shares, except as indicated otherwise in the footnotes.

	Shares Beneficially Owned
	Class A Common Stock		Class B Common Stock(1)
Name of Beneficial Owners	Shares	%	Shares	%

Directors and Executive Officers

Steven J. Smith	100	*	1,206,289(2)	21.1%
Andre J. Fernandez	2,500	*	301,008	5.3%
Elizabeth Brenner	1,767	*	336,178(3)	5.9%
James P. Prather	—	—	32,451	*
Deborah F. Turner	—	—	28,345	*
Dean H. Blythe	—	—	15,873	*
David J. Drury	9,000	*	66,258	1.2%
Jonathan Newcomb	—	—	107,529	1.9%
Mary Ellen Stanek	7,000	*	66,258	1.2%
Owen J. Sullivan	—	—	57,799	1.0%
Jeanette Tully	—	—	36,758	*
All directors and executive officers as a group (19 persons)	33,635	*	2,608,816	45.6%

Other Holders

Gamco Asset Management Inc.(4)	8,727,142	19.3%	—	0
MSDC Management, L.P.(5)	2,521,381	5.6%	—	0
BlackRock, Inc.(6)	2,590,404	5.7%	—	0
Judith Abert Meissner Marital Trust(7)	100,000	*	466,915	8.2%
Dimensional Fund Advisors LP(8)	3,249,678	7.2%	—	0
Contrarius Investment Management Limited(9)	2,622,465	5.8%	—	0
_____________
* Denotes less than 1%

(1)	Each class B share is convertible at any time into one class A share.

(2)
Includes 413,000 shares of class B common stock that may be purchased upon the exercise of vested stock appreciation rights. These stock appreciation rights are stock-settled and, based on Journal’s stock price of $9.81 on the October 31, 2014, Mr. Smith would not be entitled to purchase any shares of class B common stock upon exercise of the vested stock appreciation rights.

(3)
Includes 124,000 shares of class B common stock that may be purchased upon the exercise of vested stock appreciation rights. These stock appreciation rights are stock-settled and, based on Journal’s stock price of $9.81 on the October 31, 2014, Ms. Brenner would not be entitled to purchase any shares of class B common stock upon exercise of the vested stock appreciation rights.

(4)
The number of shares owned set forth in the table is as of or about January 30, 2014, as reported by Gamco Asset Management, Inc. et al (“Gamco”) in its Schedule 13D/A filed with the Securities and Exchange Commission on August 8, 2014. The address for this shareholder is One Corporate Center, Rye, NY 10580. Gamco has sole voting power with respect to 8,242,642 of these shares and sole dispositive power with respect to 8,727,142 of these shares.

(5)
The number of shares owned set forth in the table is as of or about December 31, 2013, as reported by MSDC Management, L.P. et al (“MSDC”) in its Schedule 13D/A filed with the Securities and Exchange Commission on February 13, 2014. The address for this shareholder is 645 Fifth Avenue, 21st Floor, New York, NY 10022. MSDC has shared voting and dispositive power with respect to 2,521,381 of these shares.

(6)
The number of shares owned set forth in the table is as of or about December 31, 2013, as reported by BlackRock, Inc. (“BlackRock”) in its Schedule 13G/A filed with the Securities and Exchange Commission on January 29, 2014. The address for this shareholder is 40 East 52nd Street, New York, NY 10022. BlackRock has sole voting power with respect to 2,473,689 and sole dispositive power with respect to 2,590,404 of these shares.

(7)
The address for this shareholder is c/o von Briesen & Roper, S.C., 411 E. Wisconsin Avenue, Suite 700, Milwaukee, WI 53202. David G. Meissner, the trustee and a beneficiary of the Judith Abert Meissner Marital Trust, also owns 102,478 class B shares in his individual capacity, representing 1.8% of the issued and outstanding class B shares as of October 31, 2014.

(8)
The number of shares owned set forth in the table is as of or about December 31, 2013, as reported by Dimensional Fund Advisors LP (“Dimensional”) in its Schedule 13G filed with the Securities and Exchange Commission on February 10, 2014. The address for this shareholder is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX, 78746. Dimensional has sole dispositive power with respect to 3,249,678 and sole voting power with respect to 3,136,628 of these shares.

(9)
The number of shares owned set forth in the table is as of or about December 31, 2013, as reported by Contrarius Investment Management Limited (“Contrarius”) in its Schedule 13G filed with the Securities and Exchange Commission on February 13, 2014. The address for this shareholder is 2 Bond Street, St. Helier, Jersey JE2 3NP, Channel Islands. Contrarius has shared voting and dispositive power with respect to 2,622,465 of these shares.

LEGAL MATTERS

Validity of the Journal Media Group common stock to be issued pursuant to the transactions will be passed upon by Foley & Lardner LLP, counsel to Journal, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Foley & Lardner LLP will also deliver an opinion as to certain U.S. federal income tax matters. Validity of the Scripps class A common shares to be issued pursuant to the broadcast merger will be passed upon by Baker & Hostetler LLP, counsel to Scripps, Washington Square, Suite 1100, 1050 Connecticut Avenue, NW, Washington, D.C. 20036-5304. Baker & Hostetler LLP will also deliver an opinion as to certain U.S. federal income tax matters.

EXPERTS
The combined financial statements of Scripps Newspapers as of December 31, 2013 and 2012, and for each of the three years ended December 31, 2013, appearing in this joint proxy statement/prospectus and registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein (which report expresses an unqualified audit opinion on the combined financial statements and includes an explanatory paragraph relating to the allocation of The E.W. Scripps Company costs), and are included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements, and the related financial statements schedule, as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013 incorporated in this joint proxy statement/prospectus by reference from The E.W. Scripps Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of The E.W. Scripps Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements incorporated in this joint proxy/prospectus by reference to Journal Communications, Inc.’s Current Report on Form 8-K dated October 24, 2014 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy/prospectus by reference to the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 29, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of JRN Newspapers as of December 29, 2013 and December 30, 2012 and for each of the three years in the period ended December 29, 2013 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of WKBW-TV and WMYD-TV as of and for the year ended December 31, 2013 which is incorporated by reference herein have been so included in reliance on the report of BDO USA, LLP, independent certified public accountants, have been so incorporated in reliance upon reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of NewsChannel 5 Network, LLC as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Scripps and Journal to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Scripps and Journal and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Scripps (File No. 0-16914):

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Annual Proxy Statement on Schedule 14A for Scripps’ Annual Meeting of Shareholders Held May 5, 2014;

•	Current Reports on Form 8-K filed on February 11, 2014, February 13, 2014, May 8, 2014, July 31, 2014, August 29, 2014, November 7, 2014 and November 10, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014; and

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

This document also incorporates by reference the following documents that have previously been filed with the SEC by Journal (File No. 1-31805):

•	Annual Report on Form 10-K for the year ended December 29, 2013, as updated by the Current Report on Form 8-K filed on October 24, 2014;

•	Annual Proxy Statement on Schedule 14A for Journal’s Annual Meeting of Stockholders Held May 6, 2014;

•	Current Report on Form 8-K dated December 5, 2012 and filed on December 7, 2012, as amended by Form 8‑K/A filed on February 4, 2013;

•	Current Reports on Form 8-K filed on January 22, 2014, February 11, 2014, May 7, 2014, May 8, 2014, July 8, 2014, July 31, 2014, October 24, 2014 and November 13, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 30, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended June 29, 2014; and

•	Quarterly Report on Form 10-Q for the quarter ended September 28, 2014.

In addition, each of Scripps and Journal is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meetings of Scripps and Journal shareholders; provided, however, that neither company is incorporating by reference any information furnished (but not filed), except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated hereby by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Scripps and Journal may file additional annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Scripps and Journal files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” on page ____ of this document.

Neither Scripps nor Journal has authorized anyone to give any information or make any representation about the transactions that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

Scripps has filed a registration statement on Form S-4 with the SEC with respect to the Scripps class A common shares being issued as contemplated by this joint proxy statement/prospectus. This joint proxy statement/prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Scripps and Journal, please refer to the registration statement, including its exhibits and schedules. Statements made in this joint proxy statement/prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this joint proxy statement/prospectus is not incorporated by reference herein or in the registration statement of which this joint proxy statement/prospectus is a part.

After the newspaper mergers, Journal Media Group will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such Act, will file periodic reports, proxy statements and other information with the SEC. Journal Media Group’s future filings will be available from the SEC as described above.

You should rely only on the information contained in or incorporated by reference in this joint proxy statement/prospectus. Neither Scripps nor Journal has authorized any person to provide you with different information or to make any representation not contained in this joint proxy statement/ prospectus.

INDEX TO NEWSPAPER CARVE-OUT FINANCIAL STATEMENTS

Scripps Newspapers as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011	F- 2

Report of Independent Registered Public Accounting Firm	F- 3
Combined Balance Sheets	F- 4
Combined Statements of Operations	F- 5
Combined Statements of Comprehensive Loss	F- 6
Combined Statements of Cash Flows	F- 7
Combined Statements of Changes in Parent Company Equity	F- 8
Notes to Combined Financial Statements	F- 9

Scripps Newspapers as of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013 (unaudited)	F- 24

Condensed Combined Balance Sheets	F- 25
Condensed Combined Statements of Operations	F- 26
Condensed Combined Statements of Comprehensive Loss	F- 27
Condensed Combined Statements of Cash Flows	F- 28
Condensed Combined Statements of Changes in Parent Company Equity	F- 29
Notes to Condensed Combined Financial Statements	F- 30

Journal Newspapers as of and for the years ended December 29, 2013, December 30, 2012 and December 25, 2011	F- 38

Report of Independent Registered Public Accounting Firm	F- 39
Combined Balance Sheets	F- 40
Combined Statements of Operations	F- 41
Combined Statements of Comprehensive Income	F- 42
Combined Statements of Equity	F- 43
Combined Statements of Cash Flows	F- 44
Notes to Combined Financial Statements	F- 45

Journal Newspapers as of September 28, 2014 and December 29, 2013 and for the periods ended ended September 28, 2014 and September 29, 2013 (unaudited)	F- 69

Combined Balance Sheets	F- 70
Combined Statements of Operations	F- 71
Combined Statements of Comprehensive Income	F- 72
Combined Statements of Equity	F- 73
Combined Statements of Cash Flows	F- 74
Notes to Combined Financial Statements	F- 75

Scripps Newspapers
Table of Contents to Combined Financial Statements
As of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm
Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Loss
Combined Statements of Cash Flows
Combined Statements of Changes in Parent Company Equity
Notes to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
The E.W. Scripps Company

We have audited the accompanying combined balance sheets of Scripps Newspapers (“the Company”) (a combination of subsidiaries and operations of the newspaper business of The E.W. Scripps Company) as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, cash flows, and changes in parent company equity for each of the three years in the period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Scripps Newspapers as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of The E.W. Scripps Company. The combined financial statements include allocations of certain costs from The E.W. Scripps Company. As a result, these allocations may not be reflective of the actual costs that would have been incurred had Scripps Newspapers operated as a separate entity apart from The E.W. Scripps Company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
November 20, 2014

Scripps Newspapers
Combined Balance Sheets

	As of December 31,
(in thousands)	2013	2012

Assets
Current assets:
Accounts and notes receivable (less allowances: 2013 - $907; 2012 - $676)	$42,578	$43,554
Inventory	6,542	6,436
Deferred income taxes	—	300
Miscellaneous	2,371	2,680
Total current assets	51,491	52,970
Property, plant and equipment	201,101	214,358
Other intangible assets	2,392	2,937
Miscellaneous	1,297	1,313
Total Assets	$256,281	$271,578

Liabilities and Equity
Current liabilities:
Accounts payable	$8,350	$7,339
Customer deposits and unearned revenue	21,820	20,408
Accrued liabilities:
Employee compensation and benefits	12,290	14,173
Miscellaneous	6,874	6,221
Other current liabilities	964	1,709
Total current liabilities	50,298	49,850
Other liabilities (less current portion)	18,139	25,947
Commitments and contingencies (Note 12)
Parent Company Equity:
Parent company's investment, net	198,381	209,931
Accumulated other comprehensive loss (pension liability adjustments), net of income taxes:	(13,195)	(16,934)
Total parent company equity	185,186	192,997
Noncontrolling interest	2,658	2,784
Total equity	187,844	195,781
Total Liabilities and Equity	$256,281	$271,578
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Operations

	For the years ended December 31,
(in thousands)	2013	2012	2011

Operating Revenues:
Advertising	$242,344	$257,465	$273,328
Subscriptions	117,463	117,733	120,901
Other	24,392	23,925	20,515
Total operating revenues	384,199	399,123	414,744
Operating expenses
Costs of sales (exclusive of items shown below)	213,488	220,030	235,690
Selling, general and administrative	167,803	166,845	169,685
Defined benefit pension plan expense	4,274	4,717	3,642
Depreciation	16,695	18,235	20,957
Amortization	545	661	929
Impairment of long-lived assets	—	—	9,000
Total operating expenses	402,805	410,488	439,903
Operating loss	(18,606)	(11,365)	(25,159)
Miscellaneous, net	(293)	(341)	940
Loss from operations before income taxes	(18,899)	(11,706)	(24,219)
(Benefit) provision for income taxes	(2,070)	332	653
Net loss	(16,829)	(12,038)	(24,872)
Net (loss) income attributable to noncontrolling interests	(126)	(53)	90
Net loss attributable to the parent	$(16,703)	$(11,985)	$(24,962)
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Comprehensive Loss

	For the years ended December 31,
(in thousands)	2013	2012	2011

Net loss	$(16,829)	$(12,038)	$(24,872)
Changes in defined benefit pension plans, net of tax of $2,211, $0 and $0	3,589	(2,794)	(1,132)
Other	150	(206)	(176)
Total comprehensive loss	(13,090)	(15,038)	(26,180)
Less comprehensive income (loss) attributable to noncontrolling interest	(126)	(53)	90
Total comprehensive loss attributable to the parent	$(12,964)	$(14,985)	$(26,270)
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Cash Flows

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Operating Activities:
Net loss	$(16,829)	$(12,038)	$(24,872)
Adjustments to reconcile net loss from operations to net cash flows from operating activities:
Depreciation and amortization	17,240	18,896	21,886
Impairment of long-lived assets	—	—	9,000
Deferred income taxes	(2,479)	(110)	34
Other changes in certain working capital accounts, net	1,175	(55)	(2,181)
Miscellaneous, net	(952)	(1,192)	768
Net cash (used in) provided by operating activities	(1,845)	5,501	4,635
Cash Flows from Investing Activities:
Additions to property, plant and equipment	(3,615)	(2,962)	(1,832)
Purchase of investments	—	(650)	(600)
Proceeds on sale of property, plant and equipment	307	471	1,231
Net cash used in investing activities	(3,308)	(3,141)	(1,201)
Cash Flows from Financing Activities:
Transfers to/from parent, net	5,153	(2,360)	(3,434)
Net cash provided by (used in) financing activities	5,153	(2,360)	(3,434)
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Beginning of year	—	—	—
End of year	$—	$—	$—
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Changes in Parent Company Equity

(in thousands)	Parent Company Equity	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity

As of December 31, 2010	$252,672	$(12,626)	$2,747	$242,793
Net (loss) income	(24,962)	—	90	(24,872)
Changes in defined benefit pension plans	—	(1,132)	—	(1,132)
Transfers to/from parent, net	(3,434)	—	—	(3,434)
Other	—	(176)	—	(176)
As of December 31, 2011	224,276	(13,934)	2,837	213,179
Net loss	(11,985)	—	(53)	(12,038)
Changes in defined benefit pension plans	—	(2,794)	—	(2,794)
Transfers to/from parent, net	(2,360)	—	—	(2,360)
Other	—	(206)	—	(206)
As of December 31, 2012	209,931	(16,934)	2,784	195,781
Net loss	(16,703)	—	(126)	(16,829)
Changes in defined benefit pension plans	—	3,589	—	3,589
Transfers to/from parent, net	5,153	—	—	5,153
Other	—	150	—	150
As of December 31, 2013	$198,381	$(13,195)	$2,658	$187,844
See notes to combined financial statements.

Scripps Newspapers
Notes to Combined Financial Statements

1. Basis of Presentation
The Separation — On July 30, 2014, The E. W. Scripps Company ("Scripps") Board of Directors approved an agreement under which Scripps and Journal Communications, Inc. ("Journal") will merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company (the “transactions”). The newspaper company will be named Journal Media Group, combining the 13 Scripps newspapers with Journal's Milwaukee Journal Sentinel.
The transactions, which is subject to customary regulatory and shareholder approvals is expected to close in the first half of 2015.

Basis of Presentation — The accompanying combined financial statements include the accounts of Scripps Newspapers ("the Company"), a business representing the principal publishing operations of Scripps, as described below.

The Company's operations consists of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. Employee related costs, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. The daily newspapers published by the Company are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also include a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.

2. Summary of Significant Accounting Policies
As used in the Notes to Combined Financial Statements, the terms “Company,” “we,” “our,” or “us” may, depending on the context, refer to the carve-out newspaper business of Scripps.
Nature of Operations — We are a diverse media enterprise with a portfolio of print and digital media brands. All of our media businesses provide content and advertising services via digital platforms, including the Internet, smartphones and tablets. We report only one segment. The Company has aggregated its operating segments into one reportable segment since all of its newspapers sell similar products created with the same production process and which have similar economic characteristics.
Concentration Risks — Our operations are geographically dispersed and we have a diverse customer base. We believe bad debt losses resulting from default by a single customer, or defaults by customers in any depressed region or business sector, would not have material effect on our financial position, results of operations or cash flows.
We derive over 60% of our operating revenues from advertising. Changes in the demand for such services both nationally and in individual markets can affect operating results.
Use of Estimates — Preparing financial statements in accordance with GAAP requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our combined financial statements include estimates and assumptions used in accounting for our defined benefit pension plans; the periods over which long-lived assets are depreciated or amortized; the evaluation of recoverability of long-lived assets; valuation allowances against deferred income tax assets; corporate allocations; and self-insured risks.
While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the financial statements.
Investments and Minority Interest — Investments in 20%-to-50%-owned companies where we exert significant influence and all 50%-or-less-owned partnerships and limited liability companies are accounted for using the equity method. We do not hold any interests in variable interest entities. All significant intercompany transactions have been eliminated.
Income (loss) attributable to noncontrolling interests in subsidiary companies is included in net income (loss) attributable to noncontrolling interest in the Combined Statements of Operations.
Revenue Recognition — We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. We report revenue net of sales and other taxes collected from our customers. Our primary sources of revenue are from the sale of print and digital advertising and newspaper subscription fees.
Revenue recognition policies for each source of revenue are as follows.
Advertising — Print advertising revenue is recognized when we display the advertisements. Digital advertising includes time-based, impression-based, and click-through campaigns. We recognize digital advertising revenue from fixed duration campaigns over the period in which the advertising appears. We recognize digital advertising revenue that is based upon the number of impressions delivered or the number of click-throughs as impressions are delivered or as click-throughs occur.
Advertising arrangements, which generally have a term of one year or less, may provide rebates, discounts and bonus advertisements based upon the volume of advertising purchased during the terms of the contracts. This requires us to make certain estimates regarding future advertising volumes. We record estimated rebates, discounts and bonus advertisements as a reduction of revenue in the period the advertisement is displayed.
Newspaper Subscriptions — We recognize newspaper subscription revenue upon the publication date of the newspaper. We defer revenues from prepaid newspaper subscriptions and recognize subscription revenue on a pro-rata basis over the term of the subscription.
We base subscription revenue for newspapers sold directly to subscribers on the retail rate. We base subscription revenue for newspapers sold to independent newspaper distributors, which are subject to returns, upon the wholesale rate. We estimate returns based on historical return rates and adjust our estimates based on the actual returns.
Other Revenues — We also derive revenues from printing and distribution of other publications. We recognize printing revenues and third-party distribution revenue when the product is delivered in accordance with the customer’s instructions.
Trade Receivables — We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. We base allowances for credit losses upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience. We require advance payment from certain transient advertisers.

A rollforward of the allowance for doubtful accounts is as follows:

(in thousands)

January 1, 2011	$1,302
Charged to revenues, costs & expenses	1,250
Amounts charged off, net	(1,652)
Balance as of December 31, 2011	900
Charged to revenues, costs & expenses	1,116
Amounts charged off, net	(1,340)
Balance as of December 31, 2012	676
Charged to revenues, costs & expenses	877
Amounts charged off, net	(646)
Balance as of December 31, 2013	$907
Inventories — Inventories are stated at the lower of cost or market. We determine the cost of inventories using the first in, first out (“FIFO”) method.
Property, Plant and Equipment — Property, plant and equipment is carried at cost less depreciation. Property, plant and equipment includes internal use software, mobile app development and digital site development cost, which is carried at cost less amortization. We expense costs incurred in the preliminary project stage to develop or acquire internal use software, and to develop mobile apps or digital sites. Upon completion of the preliminary project stage and upon management authorization of the project, we capitalize costs to acquire or develop internal use software or digital sites, which primarily include coding, designing system interfaces, and installation and testing, if it is probable the project will be completed and the software will be used for its intended function. We expense costs incurred after implementation, such as maintenance and training.
We compute depreciation using the straight-line method over estimated useful lives as follows:

Buildings and improvements	35 to 45 years
Printing presses	20 to 30 years
Other production equipment	5 to 15 years
Computer hardware and software	3 to 5 years
Office and other equipment	3 to 10 years
Goodwill — Goodwill represents the cost of acquisitions in excess of the acquired businesses’ tangible assets and identifiable intangible assets. All goodwill from the Company's prior acquisitions was impaired in prior periods.
Amortizable Intangible Assets — We amortize customer lists and other intangible assets in relation to their expected future cash flows over estimated useful lives of up to 20 years.
Impairment of Long-Lived Assets — We review long-lived assets (primarily property, plant and equipment and amortizable intangible assets) for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flow is less than the carrying amount of the assets, then amortizable intangible assets are written down first, followed by other long-lived assets, to fair value. We determine fair value based on discounted cash flows or appraisals. We report long-lived assets to be disposed of at the lower of carrying amount or fair value less costs to sell.
Self-Insured Risks — Scripps is self-insured, up to certain limits, for general and automobile liability, employee health, disability and workers’ compensation claims and certain other risks. As a portion of the liabilities and expense related to these self-insurance plans relate to the Company's employees and business, an allocation of both the liability and expense have been included within these combined financial statements. Estimated liabilities for unpaid claims totaled $9.5 million and $10.8 million at December 31, 2013 and 2012, respectively. We estimate liabilities for unpaid claims using actuarial methodologies and our historical claims experience. While we re-evaluate our assumptions and review our claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims, which would require adjustments to expense.

Income Taxes — Historically, the Company was included in the Scripps federal and state tax filings with other Scripps entities. The income tax provisions in these combined financial statements have been prepared on a separate return basis as if the Company was a stand-alone entity. For jurisdictions where the Company filed returns as part of Scripps, the stand alone provision will present taxes payable as a component of equity since the Company will never actually be liable for the payable.
We recognize deferred income taxes for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years. We establish a valuation allowance if we believe that it is more likely than not that we will not realize some or all of the deferred tax assets.
We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or that we expect to take in a tax return. Interest and penalties associated with such tax positions are included in the tax provision. The Company has not recorded a liability for additional taxes and interest during any of the periods presented.
Parent Company's Investment, Net — Parent Company's Investment on the Combined Balance Sheets represents Scripps' historical investment of capital into the Company, the Company's accumulated earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from Scripps.
Stock-Based Compensation — Certain employees of the Company have received awards of nonqualified stock options, restricted stock units (RSUs) and restricted Class A Common shares under The E. W. Scripps Long‑Term Incentive Plan (the “Plan”).

Stock-based compensation expense attributable to employees of the Company has been allocated on an individual basis. The total allocation was $1.4 million, $1.8 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.
The Company's compensation expense reflects Scripps' recognition of compensation cost based on the grant-date fair value of the award. Scripps determines the fair value of awards that grant the employee the underlying shares by the fair value of a Class A Common share on the date of the award.
Certain awards of Class A Common shares or RSUs have performance conditions under which the number of shares granted is determined by the extent to which such performance conditions are met (“Performance Shares”). Compensation costs for such awards are measured by the grant-date fair value of a Class A Common share and the number of shares earned. In periods prior to completion of the performance period, compensation costs are based upon estimates of the number of shares that will be earned.
Compensation costs, net of estimated forfeitures due to termination of employment or failure to meet performance targets, are recognized on a straight-line basis over the requisite service period of the award. The requisite service period is generally the vesting period stated in the award. Grants to retirement-eligible employees are expensed immediately and grants to employees who will become retirement eligible prior to the end of the stated vesting period are expensed over such shorter period because stock compensation grants vest upon the retirement of the employee.
Pension — Retirement benefits are provided to eligible employees of the Company, primarily through defined benefit plans sponsored by Scripps. Several smaller plans are sponsored directly by the Company.
The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.
The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company.
The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Other Postretirement Benefits — Certain health care and life insurance benefits for retired employees of the Company are provided through postretirement plans ("OPEB") sponsored by Scripps. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Scripps' policy to fund postretirement benefits as claims are incurred.

A portion of the Scripps OPEB liability and corresponding expense has been allocated specifically to the Company and included in these combined financial statements. The amounts included in these combined financial statements were actuarially determined based on amounts allocable to eligible employees of the Company.

3. Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for the Company beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our combined financial statements and have not yet determined a transition method.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our combined financial statements.

4. Income Taxes
The Company is included in Scripps' consolidated federal tax return and in unitary returns in certain states. The Company also files separate state returns for its Memphis and Evansville newspapers. The Company accounts for income taxes under the separate return basis. Under this approach, the Company determines its current tax liability and its deferred tax assets and liabilities as if it were filing a separate tax return. Current tax is considered paid as incurred and settled through parent company equity.
The provision for income taxes consisted of the following:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Current:
Federal	$—	$—	$—
State and local	409	442	619
Total	409	442	619
Deferred:
Federal	(2,115)	—	—
Other	(364)	(110)	34
Total	(2,479)	(110)	34
(Benefit) provision for income taxes	$(2,070)	$332	$653

For 2013, 2012 and 2011 we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits as a result of the negative evidence presented by our history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in 2013, we allocated $2.3 million of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

The difference between the statutory rate for federal income tax and the effective income tax rate was as follows:

	For the years ended December 31,
	2013	2012	2011

Statutory rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes, net of federal income tax benefit	0.6	(1.5)	(1.8)
Non deductible expenses	(2.2)	(3.1)	(1.7)
Tax credits	0.5	0.7	0.4
Other	0.1	(0.4)	(0.2)
Valuation allowance	(22.9)	(33.5)	(34.4)
Effective income tax rate	11.1%	(2.8)%	(2.7)%

The approximate effect of the temporary differences giving rise to deferred income tax assets (liabilities) were as follows:

	As of December 31,
(in thousands)	2013	2012

Temporary differences:
Property, plant and equipment	$(29,454)	$(31,302)
Goodwill and other intangible assets	3,041	4,550
Accrued expenses not deductible until paid	4,200	5,708
Deferred compensation and retiree benefits not deductible until paid	5,761	9,755
Other temporary differences, net	1,317	800
Total temporary differences	(15,135)	(10,489)
Federal and state net operating loss carryforwards	61,977	52,655
Valuation allowance for deferred tax assets	(46,842)	(42,341)
Net deferred tax liability	$—	$(175)
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available positive and negative evidence, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical pre-tax losses, GAAP prevents the Company from using projections for future taxable income to support the realization of its deferred tax assets. Accordingly, management believes it is more likely than not that the Company will not realize the benefit of most of its net deferred tax assets. As of December 31, 2013 and 2012, in jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance.

At time of the spin-off, state net operating losses for Memphis and Evansville of $35 million as of December 31, 2013, will transfer to the Company. These losses will expire at various times between 2024 through 2033. None of the federal net operating loss generated by the Company under the separate return method will transfer to the Company.

5. Property, Plant and Equipment
Property, plant and equipment consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Land and improvements	$44,997	$46,508
Buildings and improvements	134,146	133,954
Equipment	248,832	264,325
Computer software	19,276	19,525
Total	447,251	464,312
Accumulated depreciation	246,150	249,954
Net property, plant and equipment	$201,101	$214,358

In 2011, we recorded a $9 million non-cash charge to reduce the carrying value of long-lived assets at four of our newspapers. Our estimates of cumulative undiscounted future cash flows at these properties were not sufficient to recover the $36 million carrying value of the assets and we wrote them down to their estimated fair value of $27 million. The measurement of the fair value is a nonrecurring Level 3 measurement (significant unobservable inputs) in the fair value hierarchy. In determining fair value, we utilized a market approach which employs available recent transactions for similar assets or prior transactions adjusted for changes in the market for those assets.
Estimating undiscounted cash flows requires significant judgments and estimates. We will continue to monitor the estimated cash flows of our newspapers properties and may incur additional impairment charges if future cash flows are less than our current estimates.
6. Goodwill and Other Intangible Assets

Goodwill was as follows:

(in thousands)

Gross balance as of December 31, 2013 and 2012	$778,900
Accumulated impairment losses	(778,900)
Balance as of December 31, 2013 and 2012	$—
Other intangible assets consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Amortizable intangible assets:
Carrying amount:
Customer lists and advertiser relationships	$10,404	$10,404
Other	1,742	1,742
Total carrying amount	12,146	12,146
Accumulated amortization:
Customer lists and advertiser relationships	(8,383)	(7,962)
Other	(1,371)	(1,247)
Total accumulated amortization	(9,754)	(9,209)
Net amortizable intangible assets	$2,392	$2,937
Estimated amortization expense of intangible assets for each of the next five years is $0.4 million in 2014, $0.3 million in 2015, $0.3 million in 2016, $0.2 million in 2017, $0.2 million in 2018, and $1.0 million in later years.

7. Other Liabilities
Other liabilities consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Employee compensation and benefits	$3,794	$4,122
Liability for pension benefits	7,518	12,965
Deferred taxes	—	475
Other	6,827	8,385
Other liabilities (less current portion)	$18,139	$25,947

8. Noncontrolling Interests
Individuals and other entities own a 4% noncontrolling interest in the capital stock of the subsidiary company that publishes our Memphis newspaper and a 6% noncontrolling interest in the capital stock of the subsidiary company that publishes our Evansville newspaper. We are not required to redeem the noncontrolling interests in these subsidiary companies.

9. Supplemental Cash Flow Information
The following table presents additional information about the change in certain working capital accounts:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Other changes in certain working capital accounts, net
Accounts and notes receivable	$976	$2,228	$(894)
Inventory	(106)	347	1,074
Accounts payable	1,011	(773)	(1,200)
Customer deposits and unearned revenue	1,412	(1,548)	(574)
Accrued employee compensation and benefits	(1,883)	(609)	(1,930)
Other accrued liabilities	201	(403)	241
Other, net	(436)	703	1,102
Total	$1,175	$(55)	$(2,181)

10. Employee Benefit Plans
Scripps, our parent, sponsors various noncontributory defined benefit pension plans covering substantially all full-time Scripps employees that began employment prior to June 30, 2008. Benefits earned by employees are generally based upon employee compensation and years of service credits. Scripps also has a non-qualified Supplemental Executive Retirement Plan ("SERP"). Effective June 30, 2009, Scripps froze the accrual of benefits under its defined benefit pension plans and its SERP that cover the majority of its employees.
Certain of the Company's employees participate in the Scripps defined benefit pension plan, SERP and defined contribution plan described herein.
The Company has accounted for its participation in the Scripps pension plan as a participant in a multi-employer plan. Expense has been determined on an individual participant basis and is included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company. On September 30, 2014, the plan sponsored by the Knoxville newspaper with an unfunded liability of $0.8 million was merged into the Scripps sponsored plan. Pursuant to the master agreement, the remaining plans which are sponsored by the Memphis newspaper, are expected to be merged into the Scripps sponsored plan on December 31, 2014.

The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Scripps also sponsors a defined contribution plan covering substantially all non-union and certain union employees. Scripps matches a portion of employees' voluntary contributions to this plan. In connection with freezing the accrual of service credits under certain of our defined benefit pension plans, Scripps began contributing additional amounts to certain employees' defined contribution retirement accounts in 2011. These transition credits, which will be made through 2015, are determined based upon the employee’s age, compensation and years of service. The Company has allocated the expense for this plan on an individual participant basis and it is included in the combined financial statements of the Company.
Other union-represented employees are covered by defined benefit pension plans jointly sponsored by the Company and the union, or by union-sponsored multi-employer plans.
We use a December 31 measurement date for our retirement plans. Retirement plans expense is based on valuations as of the beginning of each fiscal year.
The components of employee benefit plan expense consists of the following:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Plans sponsored by the Company
Service cost	$79	$104	$48
Interest cost	1,915	2,102	2,104
Expected return on plan assets, net of expenses	(1,730)	(1,822)	(1,862)
Amortization of actuarial loss	380	381	356
Curtailment/Settlement losses	—	665	8
Total for defined benefit plans sponsored by the Company	644	1,430	654
Multi-employer plans	269	281	268
Allocated portion of Scripps sponsored defined benefit plans	2,904	2,848	2,567
Allocated portion of Scripps sponsored SERP	639	318	306
Allocated portion of Scripps sponsored defined contribution plans	4,536	4,824	4,949
Net periodic benefit cost	$8,992	$9,701	$8,744

For the plans sponsored by the Company other changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Current year actuarial gain/(loss)	$(3,773)	$2,861	$1,446
Amortization of actuarial loss	(380)	(1,047)	(357)
Total	$(4,153)	$1,814	$1,089

For the plans sponsored by the Company, assumptions used in determining the Company's annual retirement plans expense were as follows:

	For the years ended December 31,
	2013	2012	2011

Discount rate	4.27%	5.27%	5.84%
Long-term rate of return on plan assets	4.65%	5.30%	5.70%
Increase in compensation levels	N/A	N/A	N/A
The discount rate used to determine our future pension obligations is based on a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The increase in compensation levels assumption is based on actual past experience and our near-term outlook.
The expected long-term rate of return on plan assets is based upon the weighted-average expected rate of return and capital market forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compounded return on plan assets for 10- and 15-year periods.
Obligations and Funded Status — The defined benefit pension plan obligations and funded status are actuarially valued as of the end of each year. The following table presents information for the plans sponsored by the Company of employee benefit plan assets and obligations:

	For the years ended December 31,
(in thousands)	2013	2012

Accumulated benefit obligation	$40,771	$45,374
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$45,475	$40,724
Service cost	79	104
Interest cost	1,915	2,102
Benefits paid	(1,867)	(1,163)
Actuarial (gains)/losses	(4,741)	5,727
Curtailments/Settlements	—	(2,019)
Projected benefit obligation at end of year	40,861	45,475
Plan assets:
Fair value at beginning of year	37,845	35,208
Actual return on plan assets	763	4,689
Company contributions	69	1,130
Benefits paid	(1,867)	(1,163)
Curtailments/Settlements	—	(2,019)
Fair value at end of year	36,810	37,845
Funded status	$4,051	$7,630

Amounts recognized in Consolidated Balance Sheets:
Current liabilities	$—	$—
Noncurrent liabilities	4,051	7,630
Total	$4,051	$7,630
Amounts recognized in accumulated other comprehensive loss consist of:
Unrecognized net actuarial loss	$10,544	$14,698
In 2014, for our defined benefit pension plans, we expect to recognize amortization of actuarial loss from accumulated other comprehensive loss into net periodic benefit costs of $0.2 million.

Information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets was as follows:

	As of December 31,
(in thousands)	2013	2012

Accumulated benefit obligation	$40,771	$45,374
Projected benefit obligation	40,861	45,475
Fair value of plan assets	36,810	37,845
Assumptions used to determine the defined benefit pension plans benefit obligations were as follows:

	2013	2012	2011

Weighted average discount rate	5.08%	4.27%	5.27%
Increase in compensation levels	N/A	N/A	N/A
We have met the minimum funding requirements for our qualified defined benefit pension plans and expect to make $0.1 million in contributions in 2014.
Estimated future benefit payments expected to be paid from the plans for the next ten years are $1.5 million in 2014, $1.6 million in 2015, $1.7 million in 2016, $1.9 million in 2017, $2.1 million in 2018 and a total of $13.0 million for the five years ending 2023.
Plan Assets and Investment Strategy
Our long-term investment strategy for pension assets is to earn a rate of return over time that minimizes future contributions to the plan while reducing the volatility of pension assets relative to pension liabilities. The strategy reflects the fact that we have frozen the accrual of service credits under defined benefit pension plans covering the majority of employees. We evaluate our asset allocation target ranges for equity, fixed income and other investments annually. We monitor actual asset allocations monthly and adjust as necessary. We control risk through diversification among multiple asset classes, managers and styles. Risk is further monitored at the manager and asset class level by evaluating performance against appropriate benchmarks.
Information related to our pension plan asset allocations by asset category were as follows:

	Target allocation	Percentage of plan assets as of December 31,
	2014	2013	2012

US equity securities	10%	13%	12%
Non-US equity securities	15%	17%	15%
Fixed income securities	70%	69%	72%
Other	5%	1%	1%
Total	100%	100%	100%
U.S. equity securities include common stocks of large, medium and small capitalization companies, which are predominantly U.S. based. Non-U.S. equity securities include companies domiciled outside of the U.S. and American depository receipts. Fixed-income securities include securities issued or guaranteed by the U.S. government, mortgage backed securities and corporate debt obligations. Other investments include cash equivalents.
We have target asset allocations to invest plan assets in securities that match the timing of the payment of plan obligations. As a result, approximately 70% of plan assets are invested in a portfolio of fixed income securities with a duration approximately that of the projected payment of benefit obligations. The remaining 30% of plan assets are invested in equity securities and other return-seeking assets. The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compound rate of return on plan assets for 10- and 15-year periods.

The following tables present our plan assets using the fair value hierarchy as of December 31, 2013 and 2012:

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3

Equity securities
Common/collective trust funds	$11,353	$—	$11,353	$—
Fixed income
Common/collective trust funds	25,356	—	25,356	—
Cash equivalents	101	101	—	—
Fair value of plan assets	$36,810	$101	$36,709	$—

	December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3

Equity securities
Common/collective trust funds	$10,488	$—	$10,488	$—
Fixed income
Common/collective trust funds	27,263	—	27,263	—
Cash equivalents	94	94	—	—
Fair value of plan assets	$37,845	$94	$37,751	$—

Equity securities-common/collective trust funds and fixed income-common/collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds (equity securities and fixed income securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Common/collective trust funds are typically valued at their net asset values that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.
Multi-employer plans
We participate in four multi-employer pension plans, in addition to the Scripps plan, that cover certain employees that are members of unions or trade associations that have a collective bargaining agreement with us. We represent fewer than 5% of the total contributions made to the four plans and deem only two of the four plans we participate in to be significant. The following table summarizes the two plans we deem significant:

		Pension Protection Act Zone Status			Contributions of the Company
Pension Fund	EIN/Pension Plan Number	2013	2012	FIP/RP Status Pending/Implemented	2013	2012	2011	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement

GCIU	91-6024903	Red	Red	Implemented	$99,594	$117,131	$108,262	Yes	2012
CWA/ITU	13-6212879	Red	Red	Implemented	$116,295	$126,205	$134,441	NA	2012

Certain collective bargaining agreements have expired. We are either working under signed extensions of these agreements or under posted conditions consistent with these agreements, or are in negotiations to renew these agreements in 2014.

The CWA/ITU Negotiated Pension Plan has a withdrawal liability of approximately $4.8 million. Contribution rates are scheduled to remain consistent with current rates for the foreseeable future. A rehabilitation plan was adopted in 2010 related to pension vesting and early retirement, however, mandatory increases in contributions or surcharges were not implemented.

The Graphics Communication International Union (GCIU) Employer Retirement Fund has a withdrawal liability of approximately $30.7 million. A rehabilitation plan was adopted in 2009, which increased employer contributions beginning in 2013 and will continue through 2014.

In the second quarter of 2014, unions ratified our plan to withdraw from the GCIU Employer Retirement Fund. Upon ratification of the agreement, we estimated the undiscounted liability to be approximately $6.5 million and in the second quarter of 2014 recorded a liability of $4.1 million for the present value withdrawal liability. Once the final withdrawal liability will be determined at the end of 2014, it will either be paid in a lump sum or equal monthly installments over 20 years beginning in 2015.

11. Related Party Transactions with Scripps

We participate in a number of corporate-wide programs administrated by Scripps. These include participation in Scripps' centralized treasury function, insurance programs, employee benefit programs, workers' compensation programs and centralized service centers and other corporate functions.

Equity — Equity in the Combined Balance Sheets includes the accumulated balance of transactions between Scripps and the Company including Scripps' investment and Scripps' interest in our cumulative retained earnings and are presented within parent company investment and combined with accumulated other comprehensive loss to total Parent company equity. The amounts comprising the accumulated balance of transactions between us and Scripps include (i) the cumulative net assets attributed to us by Scripps, (ii) the cumulative net advances to Scripps representing our cumulative funds swept (net of funding provided by Scripps to us) as part of the centralized cash management program described further below, and (iii) the cumulative charges (net of credits) allocated by Scripps to us for certain support services received by us.

Centralized Cash Management — We also participate in Scripps’ controlled disbursement system. The bank sends Scripps daily notifications of checks presented for payment and Scripps transfers funds from other sources to cover the checks. Our cash balance held by Scripps is reduced as checks are issued. Accordingly, none of Scripps' cash and cash equivalents has been assigned to us in the combined financial statements. Further, outstanding checks issued by Scripps are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

Corporate Allocation from Scripps — In 2013, 2012 and 2011 the combined financial statements include $40.4 million, $35.0 million and $30.8 million, respectively, in expense allocations from Scripps for certain corporate support services, which are recorded within selling, general and administrative expense in our Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support us received from Scripps for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Scripps corporate and infrastructure costs. For these services, actual costs incurred by Scripps were allocated to us based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, Scripps used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Company, such as revenues.

Insurance — General insurance costs relate to our participation in Scripps-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance, such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Medical and Workers’ Compensation Benefit Plans — The Company participates in Scripps-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to the Company amounted to $18.2 million, $14.8 million and $15.2 million in 2013, 2012 and 2011, respectively, and are allocated to cost of sales and selling, general and administrative expense in the Combined Statements of Operations. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflect the portion of such costs attributed to the Company, the amounts may not be representative of the costs necessary for the Company to operate as a stand-alone business.

Other — We routinely purchase newsprint and other items from Scripps. The prices charged are generally less than or equal to prices that we would have been able to negotiate directly with unrelated parties. The total newsprint purchased was $31.6 million, $35.6 million and $36.9 million in 2013, 2012 and 2011, respectively.

12. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in a material loss.

Minimum payments on noncancelable leases at December 31, 2013 were: $0.6 million in 2014, $0.2 million in 2015, $0.1 million in 2016, $0.1 million in 2017, and $0.1 million in 2018. We expect our operating leases will be replaced with leases for similar facilities upon their expiration. Rental expense for cancelable and noncancelable leases was $1.9 million in 2013, $2.1 million in 2012 and $2.3 million in 2011.

13. Share-Based Compensation Plans
Incentive Plans — The employees of the Company participate in the Scripps 2010 Long-Term Incentive Plan (the “Plan”) which terminates on February 15, 2020. The Plan permits the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock units (RSUs), restricted and unrestricted Class A Common shares and performance units to key employees and non-employee directors.
Stock Options — Stock options grant the recipient the right to purchase Class A Common shares at not less than 100% of the fair market value on the date the option is granted. Scripps has not issued any new stock options since 2008.
All of the information that follows represents the activity for our participation in the Scripps Plan.

The following table summarizes information about stock option transactions for the Company's employees participation in the Scripps Plan:

	Number of Shares	Weighted- Average Exercise Price	Range of Exercise Prices

Outstanding at December 31, 2010	2,720,959	$9.71	$6-11
Exercised in 2011	(86,915)	7.98	6-10
Forfeited in 2011	(41,719)	9.87	7-11
Outstanding and exercisable at December 31, 2011	2,592,325	$9.76	$8-11
Exercised in 2012	(537,576)	9.06	8-10
Forfeited in 2012	(24,307)	9.60	8-11
Outstanding and exercisable at December 31, 2012	2,030,442	$9.95	$9-11
Exercised in 2013	(1,582,721)	10.01	9-11
Forfeited in 2013	(8,289)	9.41	9-11
Outstanding and exercisable at December 31, 2013	439,432	$9.79	$9-11

The following table presents additional information about exercises of stock options:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash received upon exercise	$15,812	$4,846	$687
Intrinsic value (market value on date of exercise less exercise price)	5,788	601	137

Restricted Stock and Restricted Stock Units — Awards of Class A Common shares (restricted stock) and restricted stock units generally require no payment by the employee. RSUs are converted into an equal number of Class A Common shares when vested. These awards generally vest over a three or four year period, conditioned upon the individual’s continued employment through that period. Awards vest immediately upon the retirement, death or disability of the employee or upon a change in control of Scripps or in the business in which the individual is employed. Unvested awards may be forfeited if employment is terminated for other reasons. Awards are nontransferable during the vesting period, but the awards are entitled to all the rights of an outstanding share. There are no post-vesting restrictions on awards granted to employees and non-employee directors.

Long-term incentive compensation includes performance share awards. Performance share awards represent the right to receive an award of RSUs if certain performance measures are met. Each award specifies a target number of shares to be issued and the specific performance criteria that must be met. The number of shares that an employee receives may be less than the target number of shares depending on the extent to which the specified performance measures are met.

Information and activity for transactions for the Company's employees participation in the Scripps Plan for restricted stock and RSUs is presented below:

		Grant Date Fair Value
	Number of Shares	Weighted Average	Range of Prices

Unvested at December 31, 2010	1,966,398	$2.19	$1-141
Awarded in 2011	233,197	9.32	7-10
Vested in 2011	(1,164,779)	2.32	1-141
Forfeited in 2011	(36,394)	2.38	1-9
Unvested at December 31, 2011	998,422	$3.53	$1-11
Awarded in 2012	216,118	9.77	8-11
Vested in 2012	(694,121)	2.68	9-11
Forfeited in 2012	(7,308)	8.19	1-10
Unvested at December 31, 2012	513,111	$6.75	$1-11
Awarded in 2013	179,893	11.71	11-20
Vested in 2013	(293,273)	5.01	1-12
Forfeited in 2013	(24,913)	10.35	9-12
Unvested at December 31, 2013	374,818	$10.59	$7-20
The fair value of the shares and RSU's that vested was $3.5 million, $6.6 million and $11.6 million in 2013, 2012 and 2011, respectively.
As of December 31, 2013, $1.5 million of total unrecognized compensation costs related to RSUs and performance shares is expected to be recognized over a weighted-average period of 1.4 years.

14. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss ("AOCL") by component, including items reclassified out of AOCL, were as follows:

(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2012	$(16,846)	$(88)	$(16,934)
Amounts reclassified from accumulated other comprehensive loss
Actuarial gain (a), net of tax of $2,303	3,589	150	3,739
Net current-period other comprehensive loss	3,589	150	3,739
Ending balance, December 31, 2013	$(13,257)	$62	$(13,195)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

15. Subsequent Events

Management has performed an evaluation of the subsequent events through November 20, 2014, the date these combined financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these combined financial statements.

Scripps Newspapers
Table of Contents to Condensed Combined Financial Statements
As of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013
(Unaudited)

Condensed Combined Financial Statements
Condensed Combined Balance Sheets
Condensed Combined Statements of Operations
Condensed Combined Statements of Comprehensive Loss
Condensed Combined Statements of Cash Flows
Condensed Combined Statements of Changes in Parent Company Equity
Notes to Condensed Combined Financial Statements

Scripps Newspapers
Condensed Combined Balance Sheets
(Unaudited)

(in thousands)	As of September 30, 2014	As of December 31, 2013

Assets
Current assets:
Accounts and notes receivable (less allowances - $686 and $907)	$30,528	$42,578
Inventory	7,495	6,542
Miscellaneous	2,158	2,371
Total current assets	40,181	51,491
Property, plant and equipment	189,868	201,101
Other intangible assets	2,089	2,392
Miscellaneous	980	1,297
Total Assets	$233,118	$256,281
Liabilities and Equity
Current liabilities:
Accounts payable	$6,446	$8,350
Customer deposits and unearned revenue	20,420	21,820
Accrued liabilities:
Employee compensation and benefits	14,490	12,290
Miscellaneous	7,302	6,874
Other current liabilities	1,063	964
Total current liabilities	49,721	50,298
Other liabilities (less current portion)	20,122	18,139

Parent Company Equity:
Parent company's investment, net	171,845	198,381
Accumulated other comprehensive loss (pension liability adjustments), net of income taxes	(11,228)	(13,195)
Total parent company equity	160,617	185,186
Noncontrolling interest	2,658	2,658
Total equity	163,275	187,844
Total Liabilities and Equity	$233,118	$256,281
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Operations
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Operating Revenues:
Advertising	$165,599	$176,733
Subscriptions	90,736	86,453
Other	18,895	17,792
Total operating revenues	275,230	280,978
Operating expenses
Costs of sales (exclusive of items shown below)	153,967	158,747
Selling, general and administrative	124,409	125,286
Defined benefit pension plan expense	6,119	3,206
Depreciation	12,585	12,484
Amortization	303	409
Total operating expenses	297,383	300,132
Operating loss	(22,153)	(19,154)
Miscellaneous, net	(1,082)	(382)
Loss from operations before income taxes	(23,235)	(19,536)
Provision for income taxes	213	43
Net loss	(23,448)	(19,579)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to the parent	$(23,448)	$(19,579)
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Comprehensive Loss
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Net loss	$(23,448)	(19,579)
Changes in defined benefit pension plans, net of tax of $94 and $0	154	—
Total comprehensive loss	(23,294)	(19,579)
Less comprehensive loss attributable to noncontrolling interest	—	—
Total comprehensive loss attributable to the parent	$(23,294)	$(19,579)
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Cash Flows
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Operating Activities:
Net loss	$(23,448)	$(19,579)
Adjustments to reconcile net loss from operations to net cash flows from operating activities:
Depreciation and amortization	12,888	12,893
Liability for withdrawal from GCIU employer retirement fund	4,100	—
Other changes in certain working capital accounts, net	10,039	7,485
Miscellaneous, net	1,765	475
Net cash provided by operating activities	5,344	1,274
Cash Flows from Investing Activities:
Additions to property, plant and equipment	(1,589)	(2,863)
Proceeds on sale of property, plant and equipment	135	275
Net cash used in investing activities	(1,454)	(2,588)
Cash Flows from Financing Activities:
Transfers to/from parent, net	(3,890)	1,314
Net cash (used in) provided by financing activities	(3,890)	1,314
Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents:
Beginning of year	—	—
End of year	$—	$—
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Changes in Parent Company Equity
(Unaudited)

(in thousands)	Parent Company Equity	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity

As of December 31, 2012	$209,931	$(16,934)	$2,784	$195,781
Net loss	(19,579)	—	—	(19,579)
Changes in defined benefit pension plans	—	—	—	—
Transfers to/from parent, net	1,314	—	—	1,314
As of September 30, 2013	$191,666	$(16,934)	$2,784	$177,516

As of December 31, 2013	$198,381	$(13,195)	$2,658	$187,844
Net loss	(23,448)	—	—	(23,448)
Changes in defined benefit pension plans	—	154	—	154
Transfer of Knoxville pension plan (Note 10)	802	1,813		2,615
Transfers to/from parent, net	(3,890)	—	—	(3,890)
As of September 30, 2014	$171,845	$(11,228)	$2,658	$163,275
See notes to condensed combined financial statements.

Scripps Newspapers
Notes to Condensed Combined Financial Statements (Unaudited)

1. Basis of Presentation
The Separation — On July 30, 2014, The E. W. Scripps Company ("Scripps") Board of Directors approved an agreement under which Scripps and Journal Communications, Inc. ("Journal") will merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company (the “transactions”). The newspaper company will be named Journal Media Group, combining the 13 Scripps newspapers with Journal's Milwaukee Journal Sentinel.
The transactions, which is subject to customary regulatory and shareholder approvals is expected to close in the first half of 2015.

Basis of Presentation — The accompanying combined financial statements include the accounts of Scripps Newspapers ("the Company"), a business representing the principal publishing operations of Scripps, as described below.

The Company's operations consists of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. Advertising and subscription revenues provide substantially all of the operating revenues for each newspaper market, and employee, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The daily newspapers published by the Company are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also include a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.
The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The interim financial statements should be read in conjunction with the audited combined financial statements, including the notes thereto included in our audited financial statements for the years ended December 31, 2013, 2012 and 2011. In management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods have been made.
Results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

2. Summary of Significant Accounting Policies
As used in the Notes to Combined Financial Statements, the terms “Company,” “we,” “our,” or “us” may, depending on the context, refer to the carve-out newspaper business of Scripps.
Nature of Operations — We are a diverse media enterprise with a portfolio of print and digital media brands. All of our media businesses provide content and advertising services via digital platforms, including the Internet, smartphones and tablets. We report only one segment. The Company has aggregated its operating segments into one reportable segment since all of its newspapers sell similar products created with the same production process and which have similar economic characteristics.

Use of Estimates — Preparing financial statements in accordance with GAAP requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.
Our combined financial statements include estimates and assumptions used in accounting for our defined benefit pension plans; the periods over which long-lived assets are depreciated or amortized; the evaluation of recoverability of long-lived assets; valuation allowances against deferred income tax assets; corporate allocations; and self-insured risks.
While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the financial statements.
Investments and Minority Interest — Investments in 20%-to-50%-owned companies where we exert significant influence and all 50%-or-less-owned partnerships and limited liability companies are accounted for using the equity method. We do not hold any interests in variable interest entities. All significant intercompany transactions have been eliminated.
Income (loss) attributable to noncontrolling interests in subsidiary companies is included in net income (loss) attributable to noncontrolling interest in the Combined Statements of Operations.
Revenue Recognition — We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. We report revenue net of sales and other taxes collected from our customers.
Our primary sources of revenue are from the sale of print and digital advertising and newspaper subscription fees.
Self-Insured Risks — Scripps is self-insured, up to certain limits, for general and automobile liability, employee health, disability and workers’ compensation claims and certain other risks. As a portion of the liabilities and expense related to these self-insurance plans relate to the Company's employees and business, both the liability and expense have been included within these financial statements. Estimated liabilities for unpaid claims totaled $9.3 million and $9.5 million at September 30, 2014 and December 31, 2013, respectively. We estimate liabilities for unpaid claims using actuarial methodologies and our historical claims experience. While we re-evaluate our assumptions and review our claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims, which would require adjustments to expense.
Income Taxes — Historically, the Company was included in the federal and state tax filings with other Scripps entities. The income tax provisions in these financial statements have been prepared on a separate return basis as if the Company was a stand-alone entity. For jurisdictions where the Company filed returns as part of Scripps, the stand alone provision will present taxes payable as a component of equity since the Company will never actually be liable for the payable. The Company will record a payable balance, if necessary, for foreign jurisdictions where the Company has a legal obligation to file and pay income tax.
Parent Company's Investment, Net — Parent Company's Investment on the combined balance sheet represents Scripps historical investment of capital into the Company, the Company's accumulated earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from Scripps.
Stock-Based Compensation — Certain employees of the Company have received awards of incentive and nonqualified stock options, restricted stock units (RSUs) and restricted Class A Common shares under The E. W. Scripps Long‑Term Incentive Plan (the “Plan”).

Stock-based compensation expense attributable to employees of the Company has been allocated on an individual basis. The total allocation was $1.2 million and $1.1 million for the nine months ended September 30, 2014 and 2013, respectively.
Pension — Retirement benefits are provided to eligible employees of the Company, primarily through defined benefit plans sponsored by Scripps. Several smaller plans are sponsored directly by the Company.
The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company.
The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Other Postretirement Benefits — Certain health care and life insurance benefits for retired employees of the Company are provided through postretirement plans ("OPEB") sponsored by Scripps. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Scripps' policy to fund postretirement benefits as claims are incurred.
A portion of the Scripps OPEB liability and corresponding expense has been allocated specifically to the Company and included in these combined financial statements. The amounts included in these combined financial statements were actuarially determined based on amounts allocable to eligible employees of the Company.

3. Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our combined financial statements and have not yet determined a transition method.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our combined financial statements.

4. Income Taxes
The Company is included Scripps in consolidated federal tax return and unitary returns in certain states. The Company also files separate state returns for its Memphis and Evansville newspapers. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its tax liability, deferred tax assets and liabilities as if it were filing a separate tax return. Current tax is considered paid as incurred and settled through parent company equity.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and projections for future taxable loss over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefit of most of its net deferred tax assets. As of September 30, 2014 and December 31, 2013, in jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance.

In accordance with the intraperiod tax allocation rules, we allocated $0.1 million of tax expense in 2014 to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Land and improvements	$44,997	$44,997
Buildings and improvements	134,202	134,146
Equipment	246,708	248,832
Computer software	17,853	19,276
Total	443,760	447,251
Accumulated depreciation	253,892	246,150
Net property, plant and equipment	$189,868	$201,101

6. Goodwill and Other Intangible Assets
Goodwill was as follows:

(in thousands)

Gross balance as of September 30, 2014 and December 31, 2013	$778,900
Accumulated impairment losses	(778,900)
Balance as of September 30, 2014 and December 31, 2013	$—
Other intangible assets consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Amortizable intangible assets:
Carrying amount:
Customer lists and advertiser relationships	$10,404	$10,404
Other	1,742	1,742
Total carrying amount	12,146	12,146
Accumulated amortization:
Customer lists and advertiser relationships	(8,594)	(8,383)
Other	(1,463)	(1,371)
Total accumulated amortization	(10,057)	(9,754)
Net amortizable intangible assets	$2,089	$2,392

7. Other Liabilities
Other liabilities consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Employee compensation and benefits	$3,686	$3,794
Liability for pension benefits	6,469	7,518
Other	9,967	6,827
Other liabilities (less current portion)	$20,122	$18,139

8. Noncontrolling Interests
Individuals and other entities own a 4% noncontrolling interest in the capital stock of the subsidiary company that publishes our Memphis newspaper and a 6% noncontrolling interest in the capital stock of the subsidiary company that publishes our Evansville newspaper. We are not required to redeem the noncontrolling interests in these subsidiary companies.

9. Supplemental Cash Flow Information
The following table presents additional information about the change in certain working capital accounts:

	Nine months ended September 30,
(in thousands)	2014	2013

Other changes in certain working capital accounts, net
Accounts and notes receivable	$12,050	$9,131
Accounts payable	(1,904)	(258)
Customer deposits and unearned revenue	(1,400)	(583)
Accrued employee compensation and benefits	2,200	(937)
Other accrued liabilities	(266)	213
Other, net	(641)	(81)
Total	$10,039	$7,485

10. Employee Benefit Plans
Certain of the Company's employees participate in the Scripps defined benefit pension plans, its SERP and its defined contribution plan. Scripps sponsors various noncontributory defined benefit pension plans covering substantially all full-time Scripps employees that began employment prior to June 30, 2008. Benefits earned by employees are generally based upon employee compensation and years of service credits. Scripps also has a non-qualified Supplemental Executive Retirement Plan ("SERP"). Effective June 30, 2009, Scripps froze the accrual of benefits under its defined benefit pension plans and its SERP that cover the majority of its employees.

The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company. On September 30, 2014, the plan sponsored by the Knoxville newspaper with an unfunded liability of $0.8 million was merged into the Scripps sponsored plan. Pursuant to the master agreement, the remaining plans which are sponsored by the Memphis newspaper are expected to be merged into the Scripps sponsored plan on December 31, 2014.

The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to the expected return on its portion of the SERP assets.
Scripps also sponsors a defined contribution plan covering substantially all non-union and certain union employees. Scripps matches a portion of employees' voluntary contributions to this plan. In connection with freezing the accrual of service credits under certain of our defined benefit pension plans, Scripps began contributing additional amounts to certain employees' defined contribution retirement accounts in 2011. These transition credits, which will be made through 2015, are determined based upon the employee’s age, compensation and years of service. The Company has allocated the expense for this plan on an individual participant basis and it is included in the combined financial statements of the Company.
Other union-represented employees are covered by defined benefit pension plans jointly sponsored by the Company and the union, or by union-sponsored multi-employer plans.

The components of the expense consists of the following:

	Nine months ended September 30,
(in thousands)	2014	2013

Plans sponsored by the Company
Service cost	$64	$59
Interest cost	1,521	1,436
Expected return on plan assets, net of expenses	(1,425)	(1,298)
Amortization of actuarial loss	179	285
Total for defined benefit plans sponsored by the Company	339	482
Multi-employer plans	214	195
Withdrawal from GCIU multi-employer plan	4,100	—
Allocated portion of Scripps sponsored defined benefit plans	1,508	2,178
Allocated portion of Scripps SERP	179	479
Allocated portion of Scripps defined contribution plans	3,333	3,402
Net periodic benefit cost	$9,673	$6,736
Multi-employer plans
We participate in four multi-employer pension plans in addition to the Scripps plan, that cover certain employees that are members of unions or trade associations that have a collective bargaining agreement with us. In the second quarter of 2014, unions ratified our plan to withdraw from the Graphics Communication International Union (GCIU) Employer Retirement Fund. Upon ratification of the agreement, we estimated the undiscounted liability to be approximately $6.5 million and in the second quarter of 2014 recorded a liability of $4.1 million for the present value withdrawal liability. Once the final withdrawal liability is determined at the end of 2014, it will either be paid in a lump sum or equal monthly installments over 20 years beginning in 2015.

11. Related Party Transactions with Scripps

We participate in a number of corporate-wide programs administrated by Scripps. These include participation in Scripps' centralized treasury function, insurance programs, employee benefit programs, workers' compensation programs and centralized service centers and other corporate functions.

Equity — Equity in the Combined Balance Sheets includes the accumulated balance of transactions between Scripps and the Company including Scripps' investment and Scripps' interest in our cumulative retained earnings and are presented within parent company investment and combined with accumulated other comprehensive loss to total Parent company equity. The amounts comprising the accumulated balance of transactions between us and Scripps include (i) the cumulative net assets attributed to us by Scripps, (ii) the cumulative net advances to Scripps representing our cumulative funds swept (net of funding provided by Scripps to us) as part of the centralized cash management program described further below, and (iii) the cumulative charges (net of credits) allocated by Scripps to us for certain support services received by us.

Centralized Cash Management — We also participate in Scripps’ controlled disbursement system. The bank sends Scripps daily notifications of checks presented for payment and Scripps transfers funds from other sources to cover the checks. Our cash balance held by Scripps is reduced as checks are issued. Accordingly, none of Scripps' cash and cash equivalents has been assigned to us in the combined financial statements. Further, outstanding checks issued by Scripps are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

Corporate Allocation from Scripps — In the nine months ended September 30, 2014 and 2013 the combined financial statements include $38.1 million and $29.4 million, respectively, in expense allocations from Scripps for certain corporate support services, which are recorded within selling, general and administrative expense in our Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support us received from Scripps for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Scripps corporate and infrastructure costs. For these services, actual costs incurred by Scripps were allocated to us based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, Scripps used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Company, such as revenues.

Insurance — General insurance costs relate to our participation in Scripps-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Medical and Workers’ Compensation Benefit Plans — The Company participates in Scripps-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to the Company amounted to $14.8 million and $13.4 million in the nine months ended September 30, 2014 and 2013, respectively, and are allocated to cost of sales and selling, general and administrative expense in the combined statements of operations. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to the Company, the amounts may not be representative of the costs necessary for the Company to operate as a stand-alone business.
Other — We routinely purchase newsprint and other items from Scripps. The prices charged are generally less than or equal to prices that we would have been able to negotiate directly with unrelated parties. The total newsprint purchased was $22.7 million and $24.9 million for the nine months ended September 30, 2014 and 2013, respectively.

12. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in a material loss.

13. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss ("AOCL") by component, including items reclassified out of AOCL, were as follows:

	Nine Months Ended September 30, 2014
(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2013	$(13,257)	$62	$(13,195)
Amounts reclassified from accumulated other comprehensive loss
Actuarial (gain) loss (a), net of tax of $94	154	—	154
Transfer of Knoxville pension plan, net of tax of $78	1,813	—	1,813
Net current-period other comprehensive income (loss)	1,967	—	1,967
Ending balance, September 30, 2014	$(11,290)	$62	$(11,228)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

	Nine Months Ended September 30, 2013
(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2012	$(16,846)	$(88)	$(16,934)
Amounts reclassified from accumulated other comprehensive loss
Actuarial (gain) loss (a), net of tax of $0	—	—	—
Net current-period other comprehensive income (loss)	—	—	—
Ending balance, September 30, 2013	$(16,846)	$(88)	$(16,934)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

13. Subsequent Events

Management has performed an evaluation of the subsequent events through November 20, 2014, the date these combined financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these combined financial statements.

JRN Newspapers
Table of Contents to Combined Financial Statements
As of December 29, 2013 and December 30, 2012 and for the years ended December 29, 2013, December 30, 2012 and December 25, 2011

Report of Independent Registered Public Accounting Firm
Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Income
Combined Statements of Cash Flows
Combined Statements of Equity
Notes to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Journal Communications, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of JRN Newspapers and its subsidiaries at December 29, 2013 and December 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
November 20, 2014

JRN Newspapers
COMBINED BALANCE SHEETS
Years Ended December 29, 2013 and December 30, 2012
(in thousands)

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$917	696
Accounts and notes receivable (less allowances of $627 and $676)	16,381	16,941
Inventory	2,191	2,980
Deferred income taxes	1,611	4,129
Prepaid expenses and other current assets	1,072	1,465
TOTAL CURRENT ASSETS	22,172	26,211

Property, plant and equipment, net	75,593	80,269
Goodwill	3,078	3,078
Other intangible assets, net	1,582	1,757
Other assets	802	1,454
TOTAL ASSETS	$103,227	$112,769

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,256	$5,767
Accrued compensation	3,432	4,090
Accrued employee benefits	3,214	3,422
Deferred revenue	12,437	11,918
Accrued income taxes	494	26
Other current liabilities	1,530	3,043
Related party note	12,982	17,074
Current portion of long-term liabilities	78	90
TOTAL CURRENT LIABILITIES	39,423	45,430

Non-current liabilities:
Accrued employee benefits	11,160	12,945
Deferred income taxes	7,305	7,421
Other long-term liabilities	843	890
TOTAL NON-CURRENT LIABILITIES	19,308	21,256

Equity:
Parent company's investment, net	44,375	46,052
Accumulated other comprehensive income	121	31
TOTAL PARENT COMPANY EQUITY	44,496	46,083
TOTAL LIABILITIES AND EQUITY	$103,227	$112,769

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Operating Revenues:
Advertising	$81,503	$90,175	$96,014
Circulation	48,926	51,934	50,592
Other	22,919	21,739	20,585
Total operating revenues	153,348	163,848	167,191

Operating costs and expenses:
Cost of sales (exclusive of items shown below)	94,047	98,154	97,549
Selling, general and administrative	41,623	47,126	46,600
Depreciation	6,883	8,862	10,039
Amortization	175	307	370
Total operating expenses	142,728	154,449	154,558

Operating income	10,620	9,399	12,633

Interest expense	13	21	37
Related party interest	348	263	372
Total interest expense	361	284	409

Earnings from continuing operations before income taxes	10,259	9,115	12,224

Provision for income taxes	4,124	3,481	4,594

Net income from continuing operations	6,135	5,634	7,630

Net income from discontinued operations, net of tax expense of ($220)	—	—	351
		.
Net Income	$6,135	$5,634	$7,981

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Net earnings	$6,135	$5,634	$7,981

Other comprehensive income, net of tax:
Change in pension and postretirement, net of tax benefit (expense)
of $61, $771 and ($272), respectively	90	1,248	(451)

Comprehensive income	$6,225	$6,882	$7,530

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF EQUITY
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
As of December 26, 2010	$60,960	$(766)	$60,194
Related party dividends	(14,700)	—	(14,700)
Transactions with Journal Communications, Inc.	4,922	—	4,922
Comprehensive income:
Net Income	7,981	—	7,981
Changes in benefit plans	—	(451)	(451)
Comprehensive income	7,981	(451)	7,530
As of December 25, 2011	59,163	(1,217)	57,946
Related party dividends	(19,500)	—	(19,500)
Transactions with Journal Communications, Inc.	755	—	755
Comprehensive income:
Net Income	5,634	—	5,634
Changes in benefit plans	—	1,248	1,248
Comprehensive income	5,634	1,248	6,882
As of December 30, 2012	46,052	31	46,083
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(7,811)	—	(7,811)
Comprehensive income:
Net Income	6,134	—	6,134
Changes in benefit plans	—	90	90
Comprehensive income	6,134	90	6,224
As of December 29, 2013	44,375	121	44,496

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Cash flow from operating activities:
Net income from continuing operations	$6,135	$5,634	$7,630
Adjustments for non-cash items:
Depreciation	6,883	8,862	10,039
Amortization	175	307	370
Provision for doubtful accounts	87	97	79
Deferred income taxes	2,121	3,488	161
Net (gain) loss from disposal of assets	(30)	(1,229)	(177)
Impairment of long-lived assets	—	155	—
Loss (gain) on sale of business	—	175	(538)
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
Receivables	473	(1,132)	1,479
Inventories	789	(1,214)	(731)
Accounts payable	(474)	181	(2,584)
Other assets and liabilities	(1,530)	(1,172)	(992)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,629	14,152	14,736

Cash flow from investing activities:
Capital expenditures for property and equipment	(2,461)	(1,059)	(962)
Proceeds from sales of assets	30	1,229	177
Proceeds from sale of businesses	—	1,161	1,299
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(2,431)	1,331	514

Cash flow from financing activities:
Principal payments under capital lease obligations	(74)	(258)	(343)
Related party dividends	—	(19,500)	(14,700)
Transactions with Journal Communications, Inc.	(7,811)	755	4,922
Net transactions on related party note	(4,092)	3,226	(5,256)
NET CASH (USED FOR) FINANCING ACTIVITIES	(11,977)	(15,777)	(15,377)

Cash flow from discontinued operations:
Net operating activities	—	—	526
Net investing activities	—	—	4
	—	—	530

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	221	(294)	403

Cash and cash equivalents:
Beginning of year	696	990	587
End of Year	$917	$696	$990

Supplemental cash flow information:
Cash paid for interest	$154	$81	$100
Supplemental disclosure of non-cash investing and financing activities:
Non-cash barter transactions	$2,188	$1,831	$1,950
Note receivable	$—	$772	$—
Non-cash capital lease	$218	$—	$—
Accrued property and equipment purchases	$37	$182	$25
See accompanying notes to combined financial statements.

1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Separation - On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations ("Broadcast Merger") and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group, and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with Scripps’ 13 newspapers. Journal Media Group will have approximately 3,600 employees and will be headquartered in Milwaukee. Journal will be the acquired company in the transactions.

The Board of Directors of Scripps and Journal have approved the Transactions, which are subject to customary regulatory and shareholder approvals. The Transactions are expected to close in the first half of 2015.

Business Operations-The accompanying combined financial statements include the accounts of JRN Newspapers, a business representing the publishing operations of Journal, as described below. JRN Newspapers consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin. JRN Newspapers’ operations are conducted primarily through Journal's wholly-owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc.

Accounting Periods-JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks. The fourth quarterly reporting period in JRN Newspapers’ 2012 fiscal year consisted of fourteen weeks. JRN Newspapers’ 2013 and 2011 fiscal years each were comprised of a 52-week period. JRN Newspapers’ 2012 fiscal year ended on December 30, 2012 and was comprised of a 53-week period.

Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared solely to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 3 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 10 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal's historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities, net. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Accordingly, the financial statements of JRN Newspapers are presented to reflect two reporting segments: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publishing Group, Inc.).

2	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Some of the significant estimates in these combined financial statements include the valuation assumptions used in allowances for doubtful accounts receivable, corporate allocations, future advertising volumes used to estimate discounts, useful lives of property and identifiable intangible assets, the evaluation of recoverability of property and identifiable intangible assets and income tax. Actual results could differ from those estimates.

Revenue recognition-JRN Newspapers’ principal sources of revenue are the sale of advertising in newspapers and the sale of newspapers to individual subscribers and distributors. In addition, JRN Newspapers sells advertising on its newspaper websites and derives revenue from other online activities. Advertising revenue is recognized in the publishing businesses when advertisements are published or displayed, or when related advertising services are rendered. Circulation revenue is recognized on a pro-rata basis over the term of the newspaper subscription or when the newspaper is delivered to the customer. Amounts JRN Newspapers receives from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long term liabilities in the consolidated balance sheets.

Printing revenue from external customers as well as third-party distribution revenue is recognized when the product is delivered in accordance with the customers’ instructions.

Trade transactions-JRN Newspapers, in the ordinary course of business, enters into trade transactions whereby advertising in a JRN Newspapers publication is exchanged for products or services or advertising, including advertising at an event/venue. Trade transactions are reported at the estimated fair value of the product or services received. Revenues are recorded when the advertisement runs in a JRN Newspapers publication and expenses are generally recorded when the products or services are utilized or the advertisement runs. Trade revenue totaled $2,188, $1,831 and $1,950 in the years ended December 29, 2013, December 30, 2012 and December 25, 2011.

Multiple-deliverable revenue arrangements-JRN Newspapers sells print and online advertising in bundled arrangements, where multiple products are involved. Significant deliverables within these arrangements include advertising in the printed daily newspaper and advertising placed on various company websites, each of which are considered separate units of accounting. There were no significant changes in units of accounting, the allocation process or the pattern and timing of revenue recognition upon adoption of the amended guidance related to revenue recognition for arrangements with multiple deliverables.

Shipping and handling costs-Shipping and handling costs, including postage, billed to customers are included in revenue and the related costs are included in operating costs and expenses.

Advertising expense-JRN Newspapers expenses advertising costs as incurred. Advertising expense included in selling, general and administrative expenses totaled $1,179, $1,385 and $1,165 in the years ended December 29, 2013, December 30, 2012 and December 25, 2011, respectively.

Related party lending agreements-In 2001 Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. each entered into a lending agreement with Journal to borrow and re-borrow funds. These agreements are payable on demand and create related party receivables and payables due to cash transfers, management fee charges, and accrued interest. The cash transfers are managed through the centralized cash management function described in Footnote 3 "Related Party Transactions and Parent Company Investment." The management fee charges relate to support JRN Newspapers received from Journal for certain corporate activities described in Footnote 3 "Related Party Transactions and Parent Company Investment." Interest

rates are charged monthly at the higher of Journal Communications, Inc. average outstanding debt rates or the short-term applicable federal rate. The note is reported in current liabilities on the combined balance sheet titled "Related Party Note".

Journal Sentinel, Inc. recorded a current related party payable of $4,128, $10,096 and $5,526 at December 29, 2013, December 30, 2012 and December 25, 2011, respectively. Journal Community Publishing Group, Inc. recorded a current related party payable of $8,854, $6,978, and $8,322 at December 29, 2013, December 30, 2012 and December 25, 2011, respectively. These amounts are included in the JRN Newspapers combined balance sheet.  The related party lending agreements will be terminated and all outstanding balances will be forgiven upon consummation of the Transactions.

JRN Newspapers has no other debt agreements other than the related party lending agreements and the capital leases discussed in the capital leases section below. Interest expense recorded on JRN Newspapers combined statement of operations relates to the related party lending agreements and capital leases.

Interest expense-All interest incurred during the years ended December 29, 2013, December 30, 2012 and December 25, 2011 was expensed.

Income taxes-Deferred taxes are provided using the separate return basis and therefore include the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

JRN Newspapers recognizes an uncertain tax position when it is more likely than not to be sustained upon examination by taxing authorities and measures the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement.

Fair values-ASC Topic 820, “Fair Value Measurement and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and JRN Newspapers’ own assumptions (unobservable inputs). This hierarchy consists of the following three levels.

Level 1-Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market

Level 2-Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets which are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data

Level 3-Assets and liabilities whose values are based on valuation models or pricing techniques which utilize unobservable inputs which are significant to the overall fair value measurement

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued severance approximate fair value as of December 29, 2013 and December 30, 2012, due to their short term to maturity.

Cash and cash equivalents-Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates market value. Journal utilizes a centralized approach to cash management and the financing of its operations. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

Receivables, net-JRN Newspapers’ non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. JRN Newspapers records accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. JRN Newspapers evaluates the collectability of its accounts receivable based on a combination of factors. JRN Newspapers specifically reviews historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in its customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where JRN Newspapers is aware of a specific customer’s inability to meet its financial obligations, JRN Newspapers records a specific reserve to reduce the amounts recorded to what the company believes will be collected. For all other customers, JRN Newspapers recognizes allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. JRN Newspapers writes off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 29, 2013 and December 30, 2012 was $627 and $676, respectively.

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at December 26, 2010	$958
2011 additions	1,898
2011 deductions	(2,142)
Accounts receivable allowance balance at December 25, 2011	$714
2012 additions	1,049
2012 deductions	(1,087)
Accounts receivable allowance balance at December 30, 2012	$676
2013 additions	794
2013 deductions	(843)
Accounts receivable allowance balance at December 29, 2013	$627

Concentration of credit risk-Generally, credit is extended based upon an evaluation of the customer’s financial position, and advance payment is not required. Credit losses are provided for in the financial statements and have historically been within management’s expectations. Given the current economic environment, credit losses may increase in the future.

Inventories-Inventories are stated at the lower of cost (first in, first out method) or market. A summary of inventories follows (in thousands):

	2013	2012
Paper and supplies	$2,224	$2,986
Work in process	59	84
Less obsolescence reserve	(92)	(90)
Inventories, net	$2,191	$2,980

Property and equipment-Property and equipment are recorded at cost. Depreciation of property and equipment is provided, using the straight-line method, over the estimated useful lives, which are as follows:

Years
Building and land improvements	10
Buildings	30
Newspaper printing presses	25
Other printing presses	10
Other equipment	3-10

Expenditures for repairs and maintenance of existing assets are charged to expense as incurred. Changes in circumstances, such as technological advances or changes to JRN Newspapers’ business model or capital strategy could result in the actual useful lives differing from management’s estimates. In those cases where JRN Newspapers determines the useful life of property and equipment should be shortened, JRN Newspapers would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Depreciation expense totaled $6,883, $8,862 and $10,039 in 2013, 2012 and 2011, respectively.

Capital leases-JRN Newspapers charges amortization expense of assets recorded under capital leases to depreciation expense in its combined statements of operations and accumulated depreciation in its combined balance sheets. Assets which are financed under a capital lease are depreciated over the shorter of the term of the lease or the useful lives of the assets. At

December 29, 2013, JRN Newspapers recorded $474 for capital leases in equipment, $162 in accumulated depreciation, $79 in current portion of long-term liabilities and $244 in other long-term liabilities in its combined balance sheet. At December 30, 2012 JRN Newspapers recorded $1,834 for capital leases in equipment, $1,683 in accumulated depreciation, $54 in current portion of long-term liabilities and $113 in other long-term liabilities in its combined balance sheet. As of December 29, 2013, our future minimum rental payments due under capital lease agreements consist of the following:

Due in Fiscal Year
2014	$79
2015	82
2016	57
2017	37
2018	38
Thereafter	30
Total	$323

Goodwill and other intangible assets-JRN Newspapers amortizes definite-lived intangible assets, which historically consisted of customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks, on a straight-line basis over periods of five to 25 years. The costs incurred to renew or extend the term of certain customer relationships are expensed as incurred.

Indefinite-lived intangible assets, which consists of only goodwill, are reviewed for impairment at the Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. reporting units at least annually or more frequently if impairment indicators are present, in accordance with ASC Topic 350, “Intangibles-Goodwill and Other.” The fair value measurements determined for purposes of performing our impairment tests are considered level 3 under the fair value hierarchy because they require significant unobservable inputs to be developed using estimates and assumptions which we determine and reflect those that a market participant would use. Under ASC Topic 350, the impairment review of goodwill must be based on estimated fair values.

JRN Newspapers’ annual impairment review measurement date is the first day of the fourth quarter of each year. The estimated fair value of goodwill is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review are calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth, as well as specific economic factors in the publishing industry, such as operating margins. These assumptions reflect JRN Newspapers’ best estimates, but these items involve inherent uncertainties based on market conditions generally outside of JRN Newspapers’ control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350. See Note 6 “Goodwill and Other Intangible Assets” for additional disclosures on JRN Newspapers’ intangible assets.

Notes receivable-In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, JRN Newspapers received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, JRN Newspapers recorded a $738 receivable representing the estimated fair value of the note. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at December 29, 2013 and December 30, 2012 was $524 and $772, respectively.

Interest income and the unamortized discount on JRN Newspapers’ notes receivable are recorded using the effective interest method.

Impairment of long-lived assets-In accordance with ASC Topic 360, “Property, Plant and Equipment,” property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. If an asset is considered impaired, a charge is recognized for the difference between the fair value and carrying value of the asset or group of assets. Fair value is measured by considering sale prices for similar assets or by discounting projected future cash flows using an appropriate discount rate. Such analyses necessarily involve significant judgment and, accordingly, actual results could vary significantly from such estimates.

In 2012, JRN Newspapers recorded a building impairment charge of $155 in the selling, general and administrative line item on the combined statement of operations representing the difference between the indicated fair value and the carrying value of the assets held for sale. Fair value was determined based on accepted offers to sell the buildings. This fair value measurement is considered a level 2 measurement under the fair value hierarchy.

In 2013 and 2011, none of JRN Newspapers’ long-lived assets were impaired.

Defined benefit plan-Retirement benefits are provided to eligible employees of Journal and JRN Newspapers through a defined benefit pension plan sponsored by Journal. The plan provides benefits based on years of service and the average compensation for the employee’s last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. It is Journal's policy to fund the minimum for its defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”).

Retirement benefit obligations pursuant to the Journal-sponsored defined benefit pension plan have historically been, and will continue to be, an obligation of Journal. Therefore, JRN Newspapers elected to account for costs associated with this defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, “Compensation-Retirement Benefits.” ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal-sponsored defined benefit pension plan have been included in the combined balance sheets.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental Employee Retirement Plan-Journal sponsors an unfunded non-qualified pension plan for certain employees whose benefits under the pension plan and 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The unfunded non-qualified pension plan was permanently frozen effective January 1, 2011. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund its unfunded non-qualified pension plan as payments are made.

Journal recognizes the underfunded status of its unfunded non-qualified plan as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for the unfunded non-qualified pension plan, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Postretirement health benefits-Journal also provides certain postretirement health benefits for certain retired employees and their spouses, and certain active employees who were age 50 by December 31, 2006.

The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund postretirement benefits as claims are incurred.

Journal recognizes the underfunded status of its postretirement health benefit plans as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health benefits, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Self-insurance-Journal self-insures a majority of its employee related health and disability benefits and workers compensation claims. Third party administrators are used to process all claims. Liabilities for unpaid claims are based on JRN Newspapers’ historical claims experience. Liabilities for workers’ compensation claims are developed from actuarial valuations and are not discounted. Actual amounts could vary significantly from such estimates, which may require JRN Newspapers to record additional expense in the future. Since a portion of the liabilities and expense related to these self-insurance plans relates to JRN Newspapers employees, both the liability and expense applicable to those employees, as actuarially determined, have been presented within other current and long-term liabilities and in the cost of sales and selling, general and administrative costs in these financial statements. The recorded liabilities for self-insured risks at December 29, 2013 and December 30, 2012 totaled $1,834 and $1,910, respectively.

New accounting standards-In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In July 2013, the FASB issued guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The new guidance clarifies that companies should present an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

3 RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal, the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

Equity-Equity in the combined balance sheets includes the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries, JRN Newspapers' paid-in-capital, and Journal’s interest in JRN Newspapers cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity. The amounts comprising the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries include (i) the cumulative net assets attributed to JRN Newspapers by Journal and its subsidiaries, and (ii) the cumulative charges (net of credits) allocated by Journal to JRN Newspapers for certain support services received by JRN Newspapers (e.g. service center cost allocations) not legally bound by a formal intercompany agreement as described further below and (iii) related party cash dividends from JRN Newspapers to Journal. Intercompany dividends paid by JRN Newspapers to Journal have been reported separately.

Centralized cash management-Journal utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Journal and JRN Newspapers advance funds to each other through operating and sweep bank accounts. Accordingly, none of Journal’s cash and cash equivalents has been assigned to JRN Newspapers in the combined financial statements. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

JRN Newspapers provides advertising services for a Journal subsidiary. These related party transactions resulted in sales of $608, $239 and $132 in 2013, 2012 and 2011, respectively, offset by the same cost amounts recorded in selling, general, and administrative expenses, resulting in zero margin for these transactions.

Support services provided and other amounts with Journal and its subsidiaries-JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party note. Charges that are not supported by a formal intercompany agreement are a component of parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers' operations; however, the amounts may not be representative of the costs necessary for JRN Newspaper to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organizational structure and various strategic decisions.

The corporate management fee related to support JRN Newspapers received from Journal for certain corporate activities includes: (i) executive management, (ii) investor relations, (iii) treasury, (iv) legal, (v) human resources, (vi) internal audit, (vii) corporate finance, (viii) tax, (ix) credit and collections, (x) risk management, (xi) purchasing, (xii) information technology, (xiii) insurance/benefits, and (xiv) other Journal corporate and infrastructure costs. For these services, JRN Newspapers was charged a management fee based on actual costs incurred by Journal and its subsidiaries. These costs were allocated to JRN Newspapers based upon JRN Newspapers’ revenue as a percentage of total Journal revenue in each fiscal year, specific identification to JRN Newspapers or square footage utilization as appropriate.

JRN Newspapers was also allocated certain costs related to the Journal corporate headquarters from Journal related to certain assets that support JRN Newspapers and other Journal subsidiaries. These assets primarily relate to fixed assets including the corporate headquarters building, equipment, and furniture and fixtures that are utilized by JRN Newspapers and other Journal subsidiaries. Such assets have been included in JRN Newspapers’ combined balance sheets. Costs related to these assets include building repair and maintenance, depreciation, real estate taxes and restaurant income, and were allocated to JRN Newspapers, net of a charge out to Journal's Broadcasting and Corporate segments for their historical square footage use of the corporate headquarters.

Journal's corporate headquarters is located in Milwaukee, Wisconsin and is occupied mainly by JRN Newspapers management and related employees. JRN Newspapers employees occupy approximately 78% square footage of the building. In addition, the building and a majority of the related furniture and fixtures will be contributed by Journal to JRN Newspapers, effective with the spin-off. As a result of the significance of JRN Newspapers’ occupancy, these assets have been included in the historical financial statements.

The historical corporate headquarters costs related to these assets totaled $2,353, $2,253, and $2,672 for 2013, 2012 and 2011, respectively. These costs were allocated to JRN Newspapers, net of charges out from JRN Newspapers to parent (i.e. Journal) of $398, $365, and $380 for 2013, 2012 and 2011, respectively. The charge out was based on Journal's Broadcasting and Corporate segments’ historical use of the corporate headquarters’ square footage.

The historical depreciation expense for the Corporate headquarters was $565, $574 and $545 for 2013, 2012, and 2011, respectively, net of $96, $93 and $78 for 2013, 2012, and 2011, respectively, that was charged to parent (i.e. Journal) for JRN Broadcasting’s use of the facility. The charge to parent was based on historical square footage use of the corporate headquarters.

Benefit costs relate to JRN Newspapers’: (i) health and dental claim and administrative costs, (ii) retiree medical expenses, (iii) pension expense related to a qualified and unqualified defined benefit pension plan, (iv) workers compensation, automobile and general liability insurance, (v) short and long-term disability insurance, (vi) life insurance (vii) long-term care insurance (viii) vision insurance, and (ix) identity theft insurance. Such costs were allocated based on total employee-participants, specific identification of JRN Newspapers participants and historical loss experience by third-party actuaries, JRN Newspapers full-time employees as a percentage of total number of Journal full-time employees, JRN Newspapers vehicles as a percentage of number of company vehicles, or JRN Newspapers revenue as a percentage of total Journal revenue, as appropriate.

Insurance costs relate to Journal’s (i) directors and officers, fiduciary and employment practices, and (ii) various other business insurance policies. Such costs were allocated based on number of total employees or number of full-time employees (as only full-time employees are eligible for certain benefits), property value, or JRN Newspapers revenue as a percentage of total Journal revenue, as appropriate.

Charitable contribution costs incurred by Journal are allocated based on revenue for Milwaukee-area operations.

Defined benefit plan-Retirement benefits obligations pursuant to Journal’s defined benefit pension plan have historically been, and will continue to be an obligation of Journal. Therefore, JRN Newspaper elected to account for the defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715. Annual (credits) costs related to Journal-sponsored pension plans, which totaled $1,494, $509 and ($961) in 2013, 2012 and 2011, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of Journal's pension cost components based upon JRN Newspapers' proportional share of revenue. Journal's-sponsored pension plan (income) expense allocated to JRN Newspaper is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. As of January 1, 2011, the Journal-sponsored defined benefit pension plan was permanently frozen.

While management believes the allocation methods utilized for the Journal-sponsored pension plan were reasonable and reflected the portion of such (income) expense attributed to JRN Newspapers, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a stand-alone business.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental employee retirement plan and postretirement health benefits-Journal has historically administered a supplemental employee retirement plan as well as a retiree health plan for eligible employees and retirees of JRN Newspapers. Upon consummation of the Transactions, it is expected Journal Media Group will maintain, administer and fund the plans for JRN Newspapers' employees and retirees. Refer to Footnote 12 "Employee Benefit Plans" for further information on each plan.

Defined contribution plan-JRN Newspapers’ employees have historically participated in Journal’s qualified 401(k) savings plan, which permits eligible employees to make voluntary contributions on a pretax basis. The plan allows participants to invest their savings in various investments. Amounts charged to expense by JRN Newspapers for employer contributions to Journal’s 401(k) savings plan totaled $854, $887, and $930 in the fiscal years 2013, 2012, and 2011, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. Journal will fully vest the account balances of all Journal participants under the 401(k) plan on the closing date of the Newspaper Merger, as stated in the Employee Matters Agreement dated July 30, 2014. It is anticipated the account balances of transferring Journal employees to JRN Newspapers will be merged into Journal Media Group’s newly established 401(k) plan.

4	RECEIVABLES

JRN Newspapers' non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. We record accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts.

In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable and/or sales for each business unit.

We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 29, 2013 and December 30, 2012 was $627 and $676, respectively.

In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, we received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, we recorded a $738 receivable representing the estimated fair value of the note discounted at 6.25%. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at December 29, 2013 and December 30, 2012 was $524 and $772, respectively.

Interest income and the unamortized discount on our notes receivable are recorded using the effective interest method.

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	December 29, 2013	December 30, 2012
Land and improvements	$10,128	10,128
Buildings and improvements	85,356	85,315
Equipment	114,811	121,069
Construction in progress	19	793
Total	210,314	217,305
Accumulated depreciation	134,721	137,036
Net, property and equipment	$75,593	$80,269

6	GOODWILL AND OTHER INTANGIBLE ASSETS

JRN Newspapers’ other intangible assets consist of amortizable definite-lived intangibles, including customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks. These amortizable intangibles are not tested for impairment unless management determines there is a significant adverse change in the value of the assets. The customer lists are amortized over a period of five to 15 years, the non-compete agreements over the terms of the contracts which are 5 years, the tradenames over a period of 25 years, and the franchise fee over a period of 10 years. In accordance with ASC 350-35-9, management evaluates the remaining useful life of the intangible assets that are being amortized each reporting period. A determination is then made whether a revision to the remaining period of amortization is necessary based on the events and circumstances evaluated. Management determined there were no significant adverse changes in the value of these assets as of December 29, 2013, December 30, 2012, and December 25, 2011.

Estimated amortization expense relating to amortizable intangible assets for the next five fiscal years is $166 in 2014, $166 in 2015, $166 in 2016, $141 in 2017 and $141 in 2018.

Goodwill and other intangible assets at December 29, 2013 and December 30, 2012 consisted of the following (in thousands):

	December 29, 2013			December 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangibles subject to amortization
Customer lists (useful life of 5 to 15 years)	2,189	(1,710)	479	2,189	(1,609)	580
Non-compete agreements (useful life of 5 years)	1,325	(1,325)	—	1,325	(1,316)	9
Tradename (useful life of 25 years)	1,393	(343)	1,050	1,393	(288)	1,105
Franchise fee (useful life of 10 years)	105	(52)	53	105	(42)	63
Total	5,012	(3,430)	1,582	5,012	(3,255)	1,757

Goodwill
Goodwill			3,078			3,078

Total goodwill and other intangibles			4,660			4,835

All goodwill is recorded at the community publications segment. The changes in the carrying amounts of goodwill during the years ended December 29, 2013 and December 30, 2012 were as follows (in thousands):

Goodwill	20,579
Accumulated impairment losses	(16,722)
Balance as of December 25, 2011	$3,857

Goodwill	20,579
Goodwill related to sale of business	(779)
Accumulated impairment losses	(16,722)
Balance at December 30, 2012	3,078

Goodwill	19,800
Accumulated impairment losses	(16,722)
Balance at December 29, 2013	3,078

As disclosed in Note 2 “Significant Accounting Policies”, JRN Newspapers reviews goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350. On September 30, 2013 and September 24, 2012, JRN Newspapers conducted its annual goodwill impairment test utilizing an income and a market valuation approach in accordance with ASC Topic 350. No impairment charges were recorded.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, market multiples and discount rates that reflect current market conditions. These assumptions may change due to market conditions and such changes may result in an impairment of goodwill. Actual operating results may not achieve these assumptions in the near term and such results may result in future non-cash impairment charge under ASC Topic 350.

7	DIVESTITURES

On December 3, 2012, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of Hodag Buyers’ Guide, North Star Journal, Merrill Foto News, Wausau Buyers’ Guide, Stevens Point Buyers’ Guide, Wood County Buyers’ Guide, Waupaca Buyers’ Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers’ Guide, New London Buyers’ Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com and a single copy distribution network based in Rhinelander, WI for $1,161 in cash and a promissory note of $772.

Based upon the guidance in ASC 250-20-55, management concluded the Northern WI publications should not be classified as a discontinued operation, since the ongoing Journal Community Publishing Group, Inc. entity expects to generate continuing cash flows resulting from activities with the divested operations and Journal Community Publishing Group, Inc. will have significant continuing involvement in the divested businesses. We continue to print and record commercial print revenue for these titles.

JRN Newspapers recorded a pre-tax loss on the sale, net of transaction expenses, of $175. This amount was included in selling, general and administrative expense in the combined statements of operations for the fiscal year ended December 30, 2012.

There were no sales of businesses during 2013 or 2011, except for those described in the “Discontinued Operations” footnote.

8	DISCONTINUED OPERATIONS

In June 2011, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of the Pelican Press and Pelican Press Marketplace businesses, which operated in Sarasota, Florida, for $502. A pre-tax gain on the sale was recorded, net of transaction expenses, of $245 in selling, general and administrative expenses.

In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses for aggregate consideration of $757. The publications and websites included Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register and Car Connection, and were distributed in the Clay, St. John’s and Duval, Florida counties. JRN Newspapers recorded a total pre-tax gain on the sales, net of transaction expenses, of $253 in selling, general and administrative expenses.

These sales allowed JRN Newspapers to focus its efforts on operating the Wisconsin-based community newspapers and shoppers businesses. The Florida-based community newspapers and shoppers businesses discussed above were part of the community publications segment.

The following table summarizes the Florida-based community newspapers and shoppers businesses’ revenue and earnings before income taxes as reported in earnings from discontinued operations, net of applicable income taxes in the combined statement of operations for all periods presented (in thousands):

	2013	2012	2011
Years ended December 29, December 30 and December 25
Revenue	$—	$—	$2,798
Earnings, net of applicable income taxes of $220	$—	$—	$351

Based upon the guidance in ASC 250-20-55, JRN Newspapers’ results of operations for the fiscal year ended December 25, 2011 and its financial position at December 25, 2011 reflect the Florida-based businesses as discontinued operations.

9	WORKFORCE REDUCTIONS AND BUSINESS IMPROVEMENTS

During 2013, JRN Newspapers recorded a pre-tax charge of $807 for workforce reduction benefits across the daily newspaper and community publications operations. Of the costs recorded for the year ended December 29, 2013, $651 is included in daily newspaper operating costs and expenses, $109 is included in daily newspaper selling and administrative expenses and $47 is included in community publications operating costs and expenses. JRN Newspapers expects payments to be completed by the first quarter of 2015. Activity associated with the workforce reduction and business improvements during 2013 and 2012 is as follows (in thousands):

	Balance as of December 30, 2012	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 29, 2013

Daily newspaper	$806	$760	$(1,259)	$307
Community publications	3	47	(27)	23
Total	$809	$807	$(1,286)	$330

	Balance as of December 25, 2011	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 30, 2012

Daily newspaper	$1,732	$1,624	$(2,550)	$806
Community publications	48	31	(76)	3
Total	$1,780	$1,655	$(2,626)	$809

10 INCOME TAXES

The components of the provision (benefit) for income taxes consist of the following (in thousands):

Years ended December 29, December 30, and December 25	2013	2012	2011
Continuing operations
Current:
Federal	$1,555	$(7)	$3,425
State	448	—	1,008
Total Current	2,003	(7)	4,433

Deferred:
Federal	1,886	3,040	178
State	235	448	(17)
Total deferred	2,121	3,488	161
Total provision for income taxes for continuing operations	$4,124	$3,481	$4,594

Discontinued operations
Current:
Federal	$—	$—	$189
State	—	—	22
Total Current	—	—	211

Deferred:
Federal	—	—	—
State	—	—	9
Total deferred	—	—	9
Total provision for income taxes for discontinued operations	$—	$—	$220

The significant differences between the statutory federal income tax rates and the effective income tax rates are as follows (in thousands):

Years ended December 29, December 30, and December 25	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.1	4.9	5.2
Sec. 199 Deduction	(0.5)	—	(1.2)
Penalties	—	(0.9)	—
Other	0.6	(0.8)	(1.4)
Effective income tax (benefit) rate	40.2%	38.2%	37.6%

Temporary differences that give rise to the deferred tax assets and liabilities at December 29, 2013 and December 30, 2012 are as follows (in thousands):

	2013	2012
Current assets:
Receivables	$134	$177
Inventories	34	33
Other assets	711	679
Accrued compensation	223	331
Net operating losses	—	2,452
Accrued employee benefits	551	528
Total current deferred	1,653	4,200

Current liabilities:
Valuation allowance	(42)	(71)
Total current deferred tax liability	(42)	(71)

Total net current deferred tax assets	$1,611	$4,129

Non-current assets:
Accrued employee benefits	$4,422	$5,116
State deferred income taxes	—	—
Intangible assets	260	394
Other assets	215	229
Total non-current deferred tax assets	4,897	5,739

Non-current liabilities:
Property and equipment	(11,224)	(12,151)
Other	(809)	(869)
Total non-current deferred tax assets	(12,033)	(13,020)

Total net non-current deferred tax liabilities	$(7,136)	$(7,281)

Valuation allowances:
Domestic loss carryforwards	$(169)	$(140)

Net deferred tax asset (liability)	$(5,694)	$(3,292)

At December 29, 2013, JRN Newspapers has $211 of capital loss carryforwards available to offset against future taxable income. We have $211 of valuation reserves against these losses.

As of December 29, 2013, our liability for unrecognized tax benefits was $0, which, if recognized, would have an impact on our effective tax rate. As of December 29, 2013, it is reasonably possible for $32 of unrecognized tax benefits and related interest to be recognized within the next 12 months due to settlements with taxing authorities.

At December 29, 2013, JRN Newspapers has no domestic state net operating loss carryforwards available to offset against future taxable income.

The following table summarizes the activity related to our unrecognized tax benefits during 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Beginning balance	$25	$33	$65
Decreases due to the expiration of statutes of limitations	(25)	(8)	(32)
Ending Balance	$—	$25	$33

JRN Newspapers recognized interest income/expense and penalties related to unrecognized tax benefits in our provision for income taxes. At December 29, 2013 and December 30, 2012, we had $32 and $1, respectively, accrued for interest expense and penalties. During 2013 and 2012, we recognized $31 and $0 of interest expense, respectively, related to unrecognized tax benefits.

For purposes of the Combined Financial Statements, the tax provision represents the tax attributable to these operations as if the Company were required to file a separate tax return. Journal pays all United States federal, state and local taxes attributable to the JRN Newspapers business and the related taxes payable and tax payments are reflected directly in the net parent company investment in the Combined Balance Sheets.

During the 2012 tax year, JRN Newspapers performed a review of its fixed assets and subsequently filed an application for accounting methods change with the Internal Revenue Service to accelerate the deduction of repairs and maintenance costs. This permissible-to-permissible method change resulted in a deduction of roughly $16,874 for the 2012 tax year and caused us to experience a tax loss of $5,926.  Net operating losses were created in 2012 and fully utilized to offset income in 2013.

11	GUARANTEES

JRN Newspapers provided a guarantee to the landlord of our former New England publishing business, which was sold in 2007, with respect to tenant liabilities and obligations associated with a lease which expires in December 2016. As of December 29, 2013, our potential obligation pursuant to the guarantee was $549, plus costs of collection, attorney fees and other charges incurred if the tenant defaults. As part of the sales transaction, we received a guarantee from the parent entity of the buyer of our New England business that the buyer will satisfy all the liabilities and obligations of the assigned lease. In the event that the buyer fails to satisfy its liabilities and obligations and the landlord invokes our guarantee, we have a right to indemnification from the buyer’s parent entity.

12	EMPLOYEE BENEFIT PLANS

JRN Newspapers sponsors an unfunded non-qualified pension plan ("SERP") for certain employees whose benefits under the 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The SERP pension plan was permanently frozen effective January 1, 2011.

In addition, we provide postretirement health benefits to certain retirees and their eligible spouses and certain full-time active employees who were age 50 by December 31, 2006. Full-time active employees who retire after April 1, 2007 do not receive an employer contribution for health benefits after attaining age 65. Due to certain plan changes, we do not expect the plan will qualify for actuarial equivalent pharmaceutical benefits under the Medicare Part D federal subsidy.

(in thousands)	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Change in benefit obligations
Benefit obligation at beginning of year	$1,562	$1,488	$12,395	$14,897
Service cost	—	—	36	12
Interest cost	60	65	323	544
Actuarial (gain) loss	(124)	67	(749)	(1,955)
Benefits paid	(60)	(58)	(1,357)	(1,103)
Benefit obligation at end of year	$1,438	$1,562	$10,648	$12,395

	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	—	—
Actual gain on plan assets	—	—	—	—
Company contributions	60	58	1,357	1,103
Benefits paid	(60)	(58)	(1,357)	(1,103)
Fair value of plan assets at end of year	$—	$—	$—	$—

Funded status	$(1,438)	$(1,562)	$(10,648)	$(12,395)

	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Accounts recognized in consolidated balance sheets
Current liabilities	$(73)	$(72)	$(1,275)	$(1,396)
Noncurrent liabilities	(1,365)	(1,490)	(9,373)	(10,999)
Total	$(1,438)	$(1,562)	$(10,648)	$(12,395)

	SERP Benefits
	Actuarial Loss (Gain), Net	Prior Service Credit	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive income
As of December 30, 2012	$458	$—	$(184)	$274
Current year change	(126)	—	51	(75)
As of December 29, 2013	$332	$—	$(133)	$199

	Other Postretirement Benefits
(in thousands)	Actuarial Loss (Gain), Net	Prior Service Credit	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive loss
As of December 30, 2012	$155	$(664)	$204	$(305)
Current year change	(225)	199	11	(15)
As of December 29, 2013	$(70)	$(465)	$215	$(320)

	SERP Benefits
Years ended December 29, December 30 and December 25	2013	2012	2011
Components of net periodic benefit cost
Interest cost	$60	$65	$68
Amortization of:
Unrecognized net loss	11	9	3
Net periodic benefit cost included in operating costs and expenses and selling and administrative expenses	$71	$74	$71

	Other Postretirement Benefits
Years ended December 29, December 30 and December 25	2013	2012	2011
Components of net periodic benefit cost
Service cost	$36	$12	$46
Interest cost	323	544	714
Amortization of:
Unrecognized prior service credit	(186)	(189)	(189)
Unrecognized net transition obligation	—	471	473
Unrecognized net loss	—	162	—
Net periodic benefit cost included in operating costs and expenses and selling and administrative expenses	$173	$1,000	$1,044

The prior service credit and transition obligation for the other postretirement pension plan that is expected to be amortized from other accumulated comprehensive income into net periodic benefit cost over the next fiscal year is ($178) and $0, respectively.

The costs for our SERP benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at the measurement dates of December 29, 2013 and December 30, 2012 for pension benefits and for other postretirement benefits include the following:

Weighted-average assumptions used to determine benefit obligations (in thousands):

	SERP Benefits		Other Postretirement Benefits
December 29 and December 30	2013	2012	2013	2012
Discount rate	4.75%	3.95%	3.55%	2.75%

Weighted-average assumptions used to determine net periodic benefit cost (in thousands):

	Pension Benefits			Other Postretirement Benefits
December 29, December 30 and December 25	2013	2012	2011	2013	2012	2011
Discount rate	3.95%	4.55%	5.35%	2.75%	3.85%	4.95%
Expected rate on plan assets	7.25	7.75	8.25	—	—	—

To determine the discount rate assumptions for the SERP and the postretirement benefit plans, we studied our plans’ specific discount rate by matching our projected benefit payments to a yield curve developed from high grade corporate bonds. The results of those studies were used as the benchmark to determine the discount rate assumptions.

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees was 9.00%, 9.50% and 9.50% in 2013, 2012 and 2011, respectively, grading down to 5.00% in the year 2021 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits.

Contributions-During 2013 and 2012, we contributed $61 and $58, respectively to our non-qualified pension plan. Based on the most recent current projections, we expect to contribute $73 to our unfunded non-qualified pension plan in 2014.

Benefit payments-The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid with future contributions to the plan, as follows (in thousands):

	SERP benefits	Other Postretirement benefits
2014	$73	$1,275
2015	83	1,256
2016	94	1,227
2017	99	1,239
2018	102	1,208
2019-2023	543	4,261

The 401(k) plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the Internal Revenue Service limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contribution may not exceed 50% of each employee’s eligible wages. Each employee who elects to participate is eligible to receive company matching contributions. The matching contributions, recorded as an operating expense, were $854, $887, and $930 in 2013, 2012, and 2011, respectively. We contribute $0.50 for each dollar contributed by the 401(k) participant, up to 7% of their eligible wages, for a maximum match of 3.5% of eligible wages, as defined by the 401(k) plan.

13	STOCK-BASED COMPENSATION

2007 Journal Communications, Inc. Omnibus Incentive Plan-The purpose of the 2007 Journal Communications, Inc. Omnibus Incentive Plan ("2007 Plan") is to promote Journal's success by linking personal interests of employees, officers and non-employee directors to those of Journal’s shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance Journal’s ability to attract, motivate and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Journal operation is largely dependent. JRN Newspaper employees were participants under the 2007 Plan.

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of Journal's class A common stock or class B common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 4,800 shares, which may be awarded in the form of nonstatutory or incentive stock options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents or other stock-based awards. The 2007 Plan also provides for the issuance of cash-based awards. The 2007 Plan replaced the 2003 Equity Incentive Plan ("2003 Plan") and, as of May 3, 2007, all equity grants are made from the 2007 Plan. Journal will not grant any additional awards under the 2003 Plan. As of December 29, 2013, there were 2,335 shares available for issuance under the 2007 Plan though Journal's grant of additional shares is restricted in connection with the Transactions.

Stock-based compensation expense for employees that are solely dedicated to JRN Newspapers have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for employees and non-employee directors that provide services to, but are not solely dedicated to JRN Newspapers have been allocated to JRN Newspapers through the corporate management fee. During the years ended December 29, 2013, December 30, 2012 and December 25, 2011, we recognized $287, $282 and $236 respectively, in stock-based compensation expense. During the years ended December 29, 2013, December 30, 2012 and December 25, 2011 JRN Newspapers was allocated $530, $630 and $592 respectively, of stock-based compensation expense through the indirect corporate management fee. Total income tax benefit recognized related to stock-based compensation for the years ended December 29, 2013, December 30, 2012 and December 25, 2011 was $826, $822 and $656, respectively. We recognize stock-based compensation expense on a straight-line basis over the service period based upon the fair value of the award on the grant date.

Nonstatutory stock options-As part of the 2003 Plan, Journal granted employees and non-employee directors non-statutory stock options for Journal's class B common shares, which expired 7 years from grant date. All stock options issued expired in 2011.

Stock Appreciation Rights (“SARs”)-As part of the 2003 Plan, Journal granted certain officers SARs, which allow holders to receive the difference between the fair value of Journal's class B common stock over the base value of the SAR. Upon exercise, the differences are settled in Journal's class B common shares. SARs are vested over the three-year graded vesting schedule and expire ten years from the grant date.

Journal has historically issued two types of SARs: fixed price (approximately 80% of total issuance) and escalating (approximately 20% of total issuance). Fixed price SARs have a fixed base value equal to Journal's class A common stock share price on grant date, whereas escalating SARs base value begins with Journal's class A common stock share price on grant date and increases by 6% per year from grant date to expiration date. All SARs have vested. The aggregate intrinsic value of the SARs exercised during 2013 and 2012 was $126 and $0, respectively. The aggregate intrinsic value of the SARs outstanding and exercisable at the end of 2013 and 2012 is zero because the fair market value of our class B common stock on December 29, 2013 and December 30, 2012 was lower than the weighted average exercise price of the SARs.

	SARs (in thousands)	Weighted Avg. Exercise Price	Contractual Term Remaining (years)
Outstanding and exercisable at December 25, 2011	198	10.71	$5.60
Outstanding and exercisable at December 30, 2012	198	11.26	4.60
Exercised	(74)	7.57	—
Outstanding and exercisable at December 29, 2013	124	13.30	3.90

Stock grants-Journal has granted shares of its class B common stock to employees and non-employee directors under both the 2003 and the 2007 Plan. Grants made to employees have typically been made in the form of time vested restricted shares. All grants made to non-employee directors since February 2005 have been in the form of unrestricted shares as part of the directors' board compensation. Restrictions on grants to officers and employees typically require the recipient to remain in Journal’s employment for a predetermined amount of time or to achieve a predetermined performance goal. Stock grants issued made up 50% of equity grants issued in 2013. Journal’s restricted stock grants may vest from one to four years from the grant date. A summary of stock grant activity throughout the historical periods presented is listed in the following table:

	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 26, 2010	185	2.69
Granted	47	5.63
Vested	(89)	3.22
Forfeited	(7)	4.62
Non-vested at December 25, 2011	136	3.89
Granted	37	5.12
Vested	(85)	3.28
Forfeited	(3)	4.91
Non-vested at December 30, 2012	85	5.30
Granted	34	6.42
Vested	(45)	5.34
Forfeited	(2)	5.56
Non-vested at December 29, 2013	72	5.58

Performance Units-During the first quarter of 2012, Journal granted to certain officers performance-based restricted stock units (“Performance Units”) as part of the 2007 Plan. Performance Units represent the right to earn Journal's class B common stock based on continued employment and the achievement of specific targets for adjusted cumulative EBITDA over a three-year period. Refer below for a summary of performance unit activity:

	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 25, 2011	—	—
Granted	14	5.59
Non-vested at December 30, 2012	14	5.59
Granted	12	6.33
Non-vested at December 29, 2013	26	5.95

Employee stock purchase plan-The Journal Communications, Inc. 2003 Employee Stock Purchase Plan permits eligible employees to purchase Journal's class B common stock at 90% of the fair market value measured as of the closing market price of Journal's class A common stock on the day of purchase. Journal recognizes compensation expense equal to the 10% discount of the fair market value. Subject to certain adjustments, 3,000 shares of Journal's class B common stock are authorized for sale under this plan. There were 10 class B common shares sold to employees under this plan in 2013 at a weighted average fair value of $5.63. There were 16 class B common shares sold to employees under this plan in 2012 at a weighted average fair value of $4.25. As of December 29, 2013, there are 2,162 shares available for sale under the plan. The employee stock purchase plan has been suspended in connection with the Transactions.

14	ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income (“AOCI”) by component, including items reclassified out of AOCI (in thousands):

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 30, 2012	$(274)	$305	$31
Net current-period other income (loss)	75	15	90
Ending balance, December 29, 2013	$(199)	$320	$121

The net current-period other income (loss) components are included in the computation of net periodic pension and postretirement cost. See Note 12 “Employee Benefit Plans” for more information. Of the costs for the year ended December 29, 2013, $63 is included in Journal Sentinel operating costs and expenses and $27 is included in selling and administrative expenses.

15	SEGMENT REPORTING

Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. JRN Newspapers reportable business segments are: (i) daily newspaper and (ii) community publications. The daily newspaper segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. The community publications segment consists of a number of community newspapers, primarily in southeastern Wisconsin.

The following tables summarize revenue, operating earnings (loss), depreciation and amortization, and capital expenditures for the years ended December 29, 2013, December 30, 2012, and December 25, 2011 and identifiable total assets as of December 29, 2013 and December 30, 2012 (in thousands):

	2013	2012	2011
Advertising Revenue
Daily newspaper	$73,498	$73,984	$78,070
Community publications	8,005	16,191	17,944
	81,503	90,175	96,014

Circulation Revenue
Daily newspaper	47,663	50,188	48,968
Community publications	1,263	1,746	1,624
	48,926	51,934	50,592

Other Revenue
Daily newspaper	18,434	19,035	17,805
Community publications	5,247	3,839	3,594
Revenue eliminations	(762)	(1,135)	(814)
	22,919	21,739	20,585

Total Revenue
Daily newspaper	139,595	143,207	144,843
Community publications	14,515	21,776	23,162
Revenue eliminations	(762)	(1,135)	(814)
	$153,348	$163,848	$167,191

Operating earnings (loss)
Daily newspaper	$9,892	$8,570	$11,667
Community publications	728	829	966
	$10,620	$9,399	$12,633

Depreciation and amortization
Daily newspaper	$6,517	$8,387	$9,443
Community publications	540	782	966
	$7,057	$9,169	$10,409

Capital expenditures
Daily newspaper	$2,258	$1,021	$831
Community publications	203	38	131
	$2,461	$1,059	$962

Total assets
Daily newspaper	$93,993	$103,264	$108,902
Community publications	9,234	9,505	10,634
	$103,227	$112,769	$119,536

16	SUBSEQUENT EVENTS

The financial statements of JRN Newspapers are derived from the financial statements of Journal, which issued its annual financial statements on march 10, 2014. Accordingly, management has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of March 10, 2014. Additionally, Journal Newspapers has evaluated transactions that occurred as of the issuance of these financial statements, November 20, 2014, for purposes of disclosure of unrecognized subsequent events. No additional disclosures are required other than those matters that are reflected within these financial statements.

In the fourth quarter of 2014, JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction and expects to record a workforce reduction charge of approximately $2,200 to $2,500 in the fourth quarter of 2014. In the fourth quarter of 2014, Journal changed from a 52-53 week fiscal year to a December 31 fiscal year-end. Therefore, Journal's 2014 annual report on Form 10-K will end on December 31, 2014.

***

JRN Newspapers
Table of Contents to Combined Financial Statements
As of September 28, 2014 and September 29, 2013 and for the year ended December 29, 2013
(Unaudited)

Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Income
Combined Statements of Cash Flows
Combined Statements of Equity
Notes to Combined Financial Statements

JRN Newspapers
UNAUDITED COMBINED BALANCE SHEETS
(in thousands)

	September 28, 2014	December 29, 2013
ASSETS
Current assets:
Cash and cash equivalents	$565	$917
Accounts and notes receivable (less allowances of $972 and $627)	14,253	16,381
Inventory	2,390	2,191
Deferred income taxes	1,651	1,611
Prepaid expenses and other current assets	770	1,072
TOTAL CURRENT ASSETS	19,629	22,172

Property, plant and equipment, net	70,954	75,593
Goodwill	3,078	3,078
Other intangible assets, net	1,457	1,582
Other assets	547	802
TOTAL ASSETS	$95,665	$103,227

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,108	$5,256
Accrued compensation	4,522	3,432
Accrued employee benefits	3,311	3,214
Deferred revenue	13,684	12,437
Accrued income taxes	—	494
Other current liabilities	1,166	1,530
Related party note - see Note 2	7,589	12,982
Current portion of long-term liabilities	82	78
TOTAL CURRENT LIABILITIES	35,462	39,423

Non-current liabilities:
Accrued employee benefits	10,484	11,160
Deferred income taxes	6,612	7,305
Other long-term liabilities	581	843
TOTAL NON-CURRENT LIABILITIES	17,677	19,308

Equity:
Parent company's investment, net	42,515	44,375
Accumulated other comprehensive income	11	121
TOTAL PARENT COMPANY EQUITY	42,526	44,496
TOTAL LIABILITIES AND EQUITY	$95,665	$103,227
See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF OPERATIONS
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Revenue:
Advertising	$56,528	$58,520
Circulation	35,663	36,313
Other	16,728	17,009
Total operating revenues	108,919	111,842

Operating costs and expenses:
Cost of sales (exclusive of items shown below)	67,453	69,990
Selling, general and administrative	31,321	31,890
Depreciation	4,858	5,124
Amortization	124	134
Total operating expenses	103,756	107,138

Operating income	5,163	4,704

Interest expense	8	11
Related party interest	84	274
Total interest expense	92	285

Earnings before income taxes	5,071	4,419

Provision for income taxes	1,939	1,813

Net income	$3,132	$2,606

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013

Net earnings	$3,132	$2,606

Other comprehensive income, net of tax:
Change in pension and postretirement liabilities, net of tax of ($50) and ($51), respectively	(110)	(99)

Comprehensive income	$3,022	$2,507

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF EQUITY
(in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
As of December 29, 2013	$44,375	$121	$44,496
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(4,992)	—	(4,992)
Comprehensive income:
Net Income	3,132	—	3,132
Changes in benefit plans	—	(110)	(110)
Comprehensive income	3,132	(110)	3,022
As of September 28, 2014	$42,515	$11	$42,526

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity (Deficit)
As of December 30, 2012	$46,052	$31	$46,083
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(918)	—	(918)
Comprehensive income:
Net Income	2,606	—	2,606
Changes in benefit plans	—	(99)	(99)
Comprehensive income	2,606	(99)	2,507
As of September 29, 2013	$47,740	$(68)	$47,672

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Cash flow from operating activities:
Net income	$3,132	$2,606
Adjustments for non-cash items:
Depreciation	4,858	5,124
Amortization	124	134
Provision for doubtful accounts	171	43
Deferred income taxes	(733)	1,591
Net (gain) loss from disposal of assets	(34)	(20)
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
Receivables	1,957	2,016
Inventories	(199)	959
Accounts payable	(113)	(1,268)
Other assets and liabilities	1,322	180
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,485	11,365

Cash flow from investing activities:
Capital expenditures for property and equipment	(426)	(2,159)
Proceeds from sales of assets	34	20
NET CASH (USED FOR) INVESTING ACTIVITIES	(392)	(2,139)

Cash flow from financing activities:
Principal payments under capital lease obligations	(59)	(43)
Transactions with Journal Communications, Inc.	(4,992)	(918)
Net transactions on related party note	(5,394)	(8,032)
NET CASH (USED FOR) FINANCING ACTIVITIES	(10,445)	(8,993)

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(352)	233

Cash and cash equivalents:
Beginning of year	917	696
At September 28, 2014 and September 29, 2013	$565	$929

Supplemental cash flow information:
Accrued property and equipment purchases	$35	$92
Non-cash barter transactions	$481	$738

See accompanying notes to combined financial statements.

1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Separation - On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations ("Broadcast Merger") and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with Scripps’ 13 newspapers. Journal Media Group will have approximately 3,600 employees and will be headquartered in Milwaukee. Journal will be the acquired company in the Transactions.

The Board of Directors of Scripps and Journal have approved the Transactions, which are subject to customary regulatory and shareholder approvals. The Transactions are expected to close in the first half of 2015.

Business Operations-The accompanying combined financial statements include the accounts of JRN Newspapers, a business representing the publishing operations of Journal, as described below. JRN Newspapers consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin. JRN Newspapers’ operations are conducted primarily through Journal’s wholly-owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc.

Accounting Periods-JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks.

New accounting standards-In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

Separation from Journal Communications, Inc. and Basis of Presentation-Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared solely to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 2 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 8 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal’s historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities, net. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

The accompanying unaudited combined financial statements and notes of JRN Newspapers have been prepared in accordance with U.S. GAAP and Article 10 of Regulation S-X. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited combined financial statements and accompanying notes. In the opinion of management, the financial statements contain all adjustments necessary (consisting only of normal adjustments) to state fairly the financial position of JRN Newspapers as of September 28, 2014, the results of operations and cash flows for the nine months ended September 28, 2014 and September 29, 2013 and the results of operations and cash flows for December 29, 2013. Actual results could differ from these estimates. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These unaudited combined financial statements should be read in conjunction with JRN Newspapers’ audited combined financial statements.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Accordingly, the financial statements of JRN Newspapers are presented to reflect two reporting segments: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publishing Group, Inc.).

2 RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal , the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

Equity-Equity in the combined balance sheets includes the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries, Journal Newspapers’ paid-in-capital, and Journal’s interest in JRN Newspapers’ cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity. The amounts comprising the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries include (i) the cumulative net assets attributed to JRN Newspapers by Journal and its subsidiaries and (ii) the cumulative charges (net of credits) allocated by Journal to JRN Newspapers for certain support services received by JRN Newspapers (e.g. service center cost allocations) not legally bound by a formal intercompany agreement as described further below and (iii) related party cash dividends from JRN Newspapers to Journal. Intercompany dividends paid by JRN Newspapers to Journal have been reported separately.

Centralized cash management-Journal utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Journal and JRN Newspapers advance funds to each other through operating and sweep bank accounts. Accordingly, none of Journal’s cash and cash equivalents has been assigned to JRN Newspapers in the combined financial statements. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

JRN Newspapers provides advertising services for a Journal subsidiary. These related party transactions resulted in sales of $202 and $532 in the three quarters ended September 28, 2014 and the three quarters ended September 29, 2013, respectively, offset by the same cost amounts recorded in selling, general, and administrative expenses, resulting in zero margin for these transactions.

Support services provided and other amounts with Journal and its subsidiaries-JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party payable. Charges that are not supported by a formal intercompany agreement are a component of Parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers’ operations; however, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organization structure and various strategic decisions.

The corporate management fee related to support JRN Newspapers received from Journal for certain corporate activities includes: (i) executive management, (ii) investor relations, (iii) treasury, (iv) legal, (v) human resources, (vi) internal audit, (vii) corporate finance, (viii) tax, (ix) credit and collections, (x) risk management, (xi) purchasing, (xii) information technology, (xiii) insurance/benefits, and (xiv) other Journal corporate and infrastructure costs. For these services, JRN Newspapers was charged a management fee based on actual costs incurred by Journal and its subsidiaries. These costs were allocated to JRN Newspapers based upon JRN Newspapers’ revenue as a percentage of total Journal revenue in each fiscal year, specific identification to JRN Newspapers and square footage utilization as appropriate.

Related party lending agreements-In 2001 Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. each entered into lending agreements with Journal to borrow and re-borrow funds. These agreements are payable on demand and create related party receivables and payables due to cash transfers, management fee charges, and accrued interest. The cash transfers are managed through the centralized cash management function. The management fee charges relate to support JRN Newspapers received from Journal for certain corporate activities. Interest rates are charged monthly at the higher of Journal average outstanding debt rates or the short-term applicable federal rate.

For related party payable balances at period end dates, the notes are reported in current liabilities on the combined balance sheet in the account titled "Related Party Note." Journal Sentinel, Inc. recorded a current related party payable of $0 and $4,128 at September 28, 2014 and December 29, 2013, respectively. Journal Community Publishing Group, Inc. recorded a current related party payable of $7,589 and $8,854 at September 28, 2014 and December 29, 2013, respectively. These amounts are included in the JRN Newspapers combined balance sheet. For related party receivable balances at period end dates with no evidence of recoverability, the balance is reported in equity on the combined balance sheet in the account titled “Parent Company Investment”. For these related party receivables, Journal Sentinel, Inc. recorded $5,153 and $0 at September 28, 2014 and December 29, 2013, respectively. These amounts are included in the JRN Newspapers combined balance sheet. The related party lending agreements will be terminated and all outstanding balances will be forgiven upon consummation of the Transactions.

Defined benefit plan-Retirement benefits obligations pursuant to Journal’s defined benefit pension plan have historically been, and will continue to be an obligation of Journal. Therefore, JRN Newspapers elected to account for the defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, "Compensation-Retirement Benefits." ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal sponsored defined benefit pension plan have been included in the combined balance sheets. Costs related to Journal-sponsored pension plans, which totaled $1,223 and $1,120 in the nine months ended September, 28 2014 and September 29, 2013, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the Corporate pension cost components based upon JRN Newspapers’ proportional share of revenue. Journal sponsored pension plan (income) expense allocated to JRN Newspapers is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. As of January 1, 2011, the Journal sponsored defined benefit pension plan was permanently frozen.

While management believes the allocation methods utilized for the Journal sponsored pension plan were reasonable and reflected the portion of such (income) expense attributed to JRN Newspapers, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a stand-alone business.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental employee retirement plan and postretirement health benefits-Journal has historically administered a supplemental employee retirement plan as well as a retiree health plan for eligible employees and retirees of JRN Newspapers. Upon consummation of the Transactions, it is expected Journal Media Group will maintain, administer and fund the plans for JRN Newspapers’ employees and retirees. Refer to Footnote 10 “Employee Benefit Plans” for further information on each plan.

Defined contribution plan-JRN Newspapers’ employees have historically participated in Journal's qualified 401(k) savings plan, which permits eligible employees to make voluntary contributions on a pretax basis. The plan allows participants to invest their savings in various investments. Amounts charged to expense by JRN Newspapers for employer contributions to Journal’s 401(k) savings plan totaled $641 and $636 for the nine months ended September 28, 2014 and September 29, 2013, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. Journal will fully vest the account balances of all Journal participants under the 401(k) plan on the closing date of the Newspaper Merger, as stated in the Employee Matters Agreement dated July 30, 2014. It is anticipated the account balances of transferring Journal employees to JRN Newspapers will be merged into Journal Media Group’s newly established 401(k) plan.

3	RECEIVABLES

JRN Newspapers' non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. We record accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable and/or sales for each business unit.

We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at September 28, 2014 and December 29, 2013 was $972 and $627, respectively.

In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, we received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, we recorded a $738 receivable representing the estimated fair value of the note discounted at 6.25%. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at September 28, 2014 and December 29, 2013 was $313 and $524, respectively.

Interest income and the unamortized discount on our notes receivable are recorded using the effective interest method.

4 INVENTORIES

Inventories are stated at the lower of cost (first in, first out method) or market. Inventories as of September 28, 2014 and December 29, 2013 consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Paper and supplies	$2,417	$2,224
Work in process	36	59
Less obsolescence reserve	(63)	(92)
Inventories, net	$2,390	$2,191

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Land and improvements	$10,134	$10,128
Buildings and improvements	85,361	85,356
Equipment	111,448	114,811
Construction in progress	336	19
Total	207,279	210,314
Accumulated depreciation	136,325	134,721
Net, property and equipment	$70,954	$75,593

6	GOODWILL AND OTHER INTANGIBLE ASSETS

JRN Newspapers’ other intangible assets consist of amortizable definite-lived intangibles, including customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks. These amortizable intangibles are not tested for impairment unless Management determines there is a significant adverse change in the value of the assets. The customer lists are amortized over a period of five to 15 years, the tradenames over a period of 25 years, and the franchise fee over a period of 10 years. In accordance with ASC 350-35-9, Management evaluates the remaining useful life of the intangible assets that are being amortized each reporting period. A determination is then made whether a revision to the remaining period of amortization is necessary based on the events and circumstances evaluated. Management determined there were no significant adverse changes in the value of these assets as of September 28, 2014, September 29, 2013, and December 29, 2013.

Amortization expense was $125 for the three quarters ended September 28, 2014 and $133 for the three quarters ended September 29, 2013. Estimated amortization expense relating to amortizable intangible assets for the next five fiscal years is $166 in 2014, $166 in 2015, $166 in 2016, $141 in 2017 and $141 in 2018.

Goodwill and other intangible assets at September 28, 2014 and December 29, 2013 consisted of the following (in thousands):

	September 28, 2014			December 29, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangibles subject to amortization
Customer lists (useful life of 5 to 15 years)	2,189	(1,786)	403	2,189	(1,710)	479
Tradename (useful life of 25 years)	1,393	(383)	1,010	1,393	(343)	1,050
Franchise fee (useful life of 10 years)	105	(61)	44	105	(52)	53
Total	$3,687	$(2,230)	$1,457	$3,687	$(2,105)	$1,582

Goodwill
Goodwill			3,078			3,078

Total goodwill and other intangibles			4,535			4,660

JRN Newspapers reviews goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350. On September 30, 2013, JRN Newspapers conducted its annual goodwill impairment test utilizing an income and a market valuation approach in accordance with ASC Topic 350. No impairment charges were recorded.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, market multiples and discount rates that reflect current market conditions. These assumptions may change due to market conditions and such changes may result in an impairment of goodwill. Actual operating results may not achieve these assumptions in the near term and such results may result in future non-cash impairment charge under ASC Topic 350.

7	WORKFORCE REDUCTIONS AND BUSINESS IMPROVEMENTS

During the three quarters of 2014, JRN Newspapers recorded a pre-tax charge of $770 for workforce reduction benefits across our daily newspaper and community publications operations. Of the costs recorded for the three quarters ended September 28, 2014, $403 is included in daily newspaper operating costs and expenses, $365 is included in daily newspaper selling and administrative expenses, $1 is included in community publications operating costs and expenses and $1 is included in community publications selling and administrative expenses. We expect payments to be completed by the third quarter of 2015.

Activity associated with the workforce reduction and business improvements during the three quarters of 2014 is as follows (in thousands):

	Balance as of December 29, 2013	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of September 28, 2014

Daily newspaper	$307	$768	$(496)	$579
Community Publications	23	2	(25)	—
Total	$330	$770	$(521)	$579

8 INCOME TAXES

For purposes of the Combined Financial Statements, the tax provision represents the tax attributable to these operations as if the Company were required to file a separate tax return. Journal pays all United States federal, state and local taxes attributable to the JRN Newspapers business and the related taxes payable and tax payments are reflected directly in the net parent company investment in the combined Balance Sheets.

We file tax returns in the United States federal jurisdiction, as well as in approximately 4 state and local jurisdictions.  The statute of limitations for assessing additional taxes is three years for federal purposes and typically between three and four years for state and local purposes.  Accordingly, our 2011 through 2013 tax returns are open for federal purposes, and our 2009 through 2013 tax returns remain open for state tax purposes, unless the statute of limitations has been previously extended.

9	GUARANTEES

We provided a guarantee to the landlord of our former New England publishing business, which was sold in 2007, with respect to tenant liabilities and obligations associated with a lease which expires in December 2016. As of September 28, 2014, our potential obligation pursuant to the guarantee was $413, plus costs of collection, attorney fees and other charges incurred if the tenant defaults. As part of the sales transaction, we received a guarantee from the parent entity of the buyer of our New England business that the buyer will satisfy all the liabilities and obligations of the assigned lease. In the event that the buyer fails to satisfy its liabilities and obligations and the landlord invokes our guarantee, we have a right to indemnification from the buyer’s parent entity.

10	EMPLOYEE BENEFIT PLANS

The components of our net periodic benefit costs for our defined benefit and non-qualified pension plans and our postretirement health benefit plan are as follows (in thousands):

	SERP Benefits
	Three Quarters Ended
	September 28, 2014	September 29, 2013

Interest cost	$50	$45
Amortization of:
Unrecognized net loss	6	9
Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$56	$54

	Other Postretirement Benefits
	Three Quarters Ended
	September 28, 2014	September 29, 2013

Service cost	$26	$27
Interest cost	266	242
Amortization of:
Unrecognized prior service cost	(134)	(140)
Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$158	$129

11	STOCK-BASED COMPENSATION

2007 Journal Communications, Inc. Omnibus Incentive Plan-The purpose of the 2007 Journal Communications, Inc. Omnibus Incentive Plan ("2007 Plan") is to promote Journal's success by linking personal interests of employees, officers and non-employee directors to those of Journal’s shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance Journal’s ability to attract, motivate and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Journal operation is largely dependent. JRN Newspaper employees were participants under the 2007 Plan.

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of Journal's class A common stock or class B common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 4,800 shares, which may be awarded in the form of nonstatutory or incentive stock options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents or other stock-based awards. The 2007 Plan also provides for the issuance of cash-based awards. The 2007 Plan replaced the 2003 Equity Incentive Plan ("2003 Plan") and, as of May 3, 2007, all equity grants are made from the 2007 Plan. Journal will not grant any additional awards under the 2003 Plan. As of September 28, 2014, there were 2,062 shares available for issuance under the 2007 Plan though Journal's grant of additional shares is restricted in connection with the Transactions.

Stock-based compensation expense for employees that are solely dedicated to JRN Newspapers have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for employees and non-employee directors that provide services to, but are not solely dedicated to JRN Newspapers have been allocated to JRN Newspapers through the corporate management fee. During the three quarters ended September 28, 2014 and September 29, 2013, we directly recognized $201 and $214 in stock-based compensation expense. During the three quarters ended September 28, 2014 and September 29, 2013, JRN Newspapers was allocated $370 and $447 respectively, of stock-based compensation expense through the indirect corporate management fee. Total income tax benefit recognized related to stock-based compensation for the three quarters ended September 28, 2014 and September 29, 2013 was $622 and $678, respectively. We recognize stock-based compensation expense on a straight-line basis over the service period based upon the fair value of the award on the grant date.

Stock Appreciation Rights (“SARs”)-As part of the 2003 Plan, Journal granted certain officers SARs, which allow holders to receive the difference between the fair value of Journal's class B common stock over the base value of the SAR. Upon exercise, the differences are settled in Journal's class B common shares. SARs are vested over the three-year graded vesting schedule and expire ten years from the grant date.

Journal has historically issued two types of SARs: fixed price (approximately 80% of total issuance) and escalating (approximately 20% of total issuance). Fixed price SARs have a fixed base value equal to Journal's class A common stock share price on grant date, whereas escalating SARs base value begins with the Journal class A common stock share price on grant date and increases by 6% per year from grant date to expiration date.

(in thousands)	SARs (in thousands)	Weighted Avg. Exercise Price	Contractual Term Remaining (years)
Outstanding and exercisable at December 29, 2013	124	13.30	3.90
Outstanding and exercisable at September 28, 2014	124	13.56	2.70

Stock grants-Journal has granted shares of its class B common stock to employees and non-employee directors under both the 2003 and the 2007 Plan. Grants made to employees have typically been made in the form of time vested restricted shares. All grants made to non-employee directors since February 2005 have been in the form of unrestricted shares as part of the directors board compensation. Restrictions on grants to officers and employees typically require the recipient to remain in Journal's employment for a predetermined amount of time or to achieve a predetermined performance goal. Stock grants issued made up 50% of equity grants issued in 2013. Journal's restricted stock grants may vest from one to four years from the grant date. A summary of stock grant activity throughout the historical period presented is listed in the following table:

(in thousands)	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 29, 2013	72	5.58
Granted	34	9.09
Vested	(42)	6.21
Forfeited	(5)	6.70
Non-vested at September 28, 2014	59	7.11

Performance Units-During the first quarter of 2012, Journal granted to certain officers performance-based restricted stock units (“Performance Units”) as part of the 2007 Plan. Performance Units represent the right to earn Journal's class B common stock based on continued employment and the achievement of specific targets for adjusted cumulative EBITDA over a three-year period. Refer below for a summary of performance unit activity:

(in thousands)	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 29, 2013	26	5.95
Granted	8	9.47
Non-vested at September 28, 2014	34	6.80

Employee stock purchase plan-The Journal Communications, Inc. 2003 Employee Stock Purchase Plan permits eligible employees to purchase Journal's class B common stock at 90% of the fair market value measured as of the closing market price of Journal's class A common stock on the day of purchase. Journal recognizes compensation expense equal to the 10% discount of the fair market value. Subject to certain adjustments, 3,000 shares of Journal's class B common stock are authorized for sale under this plan. There were 7 class B common shares sold to employees under this plan in 2013 at a weighted average fair value of $8.17. As of September 28, 2014, there are 2,129 shares available for sale under the plan. The employee stock purchase plan has been suspended in connection with the Transactions.

12	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in accumulated other comprehensive income (“AOCI”) by component, including items reclassified out of AOCI (in thousands):

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 29, 2013	$(199)	$320	$121
Net current-period other income (loss)	3	(113)	(110)
Ending balance, September 28, 2014	$(196)	$207	$11

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 30, 2012	$(274)	$305	$31
Net current-period other income (loss)	6	(105)	(99)
Ending balance, September 29, 2013	$(268)	$200	$(68)

The net current-period other income (loss) components are included in the computation of net periodic pension and postretirement cost. See Note 10 “Employee Benefit Plans” for more information. Of the costs for the nine months ended September 28, 2014, $77 is included in daily newspaper operating costs and expenses and $33 is  included in selling and administrative expenses. Of the costs for the nine months ended September 29, 2013, $69 is included in daily newspaper operating costs and expenses and $30 is included in selling and administrative expenses.

13	SEGMENT REPORTING

Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. JRN Newspapers reportable business segments are: (i) daily newspaper and (ii) community publications. The daily newspaper segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. The community publications segment consists of a number of community newspapers, primarily in southeastern Wisconsin.

The following tables summarize revenue, operating earnings (loss), depreciation and amortization, and capital expenditures for the three quarters ended September 28, 2014 and September 29, 2013, and identifiable total assets as of September 28, 2014 and September 29, 2013 (in thousands).

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Advertising Revenue
Daily newspaper	$50,260	$52,515
Community Publications	6,268	6,005
	56,528	58,520

Circulation Revenue
Daily newspaper	34,714	35,340
Community Publications	949	973
	35,663	36,313

Other Revenue
Daily newspaper	13,491	13,627
Community Publications	3,998	3,938
Revenue eliminations	(761)	(556)
	16,728	17,009

Total Revenue
Daily newspaper	98,465	101,482
Community Publications	11,215	10,916
Revenue eliminations	(761)	(556)
	$108,919	$111,842

Operating earnings (loss)
Daily newspaper	$4,210	$4,218
Community Publications	953	486
	$5,163	$4,704

Depreciation and amortization
Daily newspaper	$4,566	$4,855
Community Publications	416	403
	$4,982	$5,258

Capital expenditures
Daily newspaper	$380	$2,022
Community Publications	46	137
	$426	$2,159

	Period ended
Total assets	September 28, 2014	December 29, 2013
Daily newspaper	$86,965	$93,993
Community publications	8,700	9,234
	$95,665	$103,227

14	SUBSEQUENT EVENTS

The financial statements of JRN Newspapers are derived from the financial statements of Journal, which issued its interim consolidated unaudited financial statements as of and for the quarterly period ended June 28, 2014 on October 31, 2014. Accordingly, management has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of October 31, 2014. In addition, management has evaluated transactions that occurred as of the issuance of these financial statements, November 20, 2014, for purposes of disclosure of unrecognized subsequent events. No additional disclosures are required other than those matters that are reflected within these financial statements.

In the fourth quarter of 2014, JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction and expects to record a workforce reduction charge of approximately $2,200 to $2,500 in the fourth quarter of 2014. In the fourth quarter of 2014, Journal changed from a 52-53 week fiscal year to a December 31 fiscal year-end. Therefore, Journal's 2014 annual report on Form 10-K will end on December 31, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements and related notes thereto of Scripps Newspapers and JRN Newspapers included elsewhere in this joint proxy statement/prospectus. See "Index to Carve-Out Financial Statements." The following discussion may contain forward-looking statements that reflects plans, estimates and beliefs. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this joint proxy statement/prospectus, particularly in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

The following discussion reflects the historical results of Scripps Newspapers and JRN Newspapers and may not be indicative of the future performance or reflect what the financial condition and results of operations of Journal Media Group would have been had it operated as a separate, stand-alone entity during the periods presented. For information about the significant accounting policies of Scripps Newspapers and JRN Newspapers, see Note 2 and Note 2, respectively, to their respective financial statements included elsewhere in this joint proxy statement/prospectus.

Overview

On July 30, 2014, Scripps and Journal entered into the master agreement with Scripps Media, Inc., Desk Spinco, Inc., Scripps NP Operating, LLC (f/k/a Desk NP Operating, LLC), Desk BC Merger, LLC, Boat Spinco, Inc., Journal Media Group (f/k/a Boat NP Newco, Inc.), Desk NP Merger Co., and Boat NP Merger Co.

Newspaper Transactions. Following certain internal contributions and distributions by Scripps and Journal, which are discussed in more detail in this joint proxy statement/prospectus at “___________” at page ____, and which are illustrated in detail in Annex C to this joint proxy statement/prospectus, Scripps will spin-off Scripps Spinco to its shareholders, and Journal will spin-off Journal Spinco to its shareholders. Pursuant to the master agreement, the shares of Scripps Spinco and Journal Spinco will not be distributed to Scripps shareholders or Journal shareholders, but will be held by the exchange agent for the benefit of Scripps and Journal shareholders until those shares are exchanged for shares of common stock of Journal Media Group in connection with the newspaper mergers. In the Scripps newspaper merger, each share of common stock of Scripps Spinco will automatically be converted into 0.2500 shares of common stock of Journal Media Group. In the Journal newspaper merger, each share of Journal Spinco common stock will be converted into 0.1950 shares of common stock of Journal Media Group.

Each share of Journal Media Group stock will be issued in accordance with, and subject to the rights and obligations set forth in the articles of incorporation of Journal Media Group. For a comparison of the rights and privileges of a holder of stock of Journal Media Group to the rights and privileges of a holder of Scripps class A common shares or common voting shares and a holder of Journal class A or class B common stock, please see “Comparison of Shareholder Rights” beginning on page ____.

Upon completion of the newspaper mergers, Journal Media Group common stock is expected to be listed for trading on the NYSE under ticker symbol, “JMG.” It is currently expected that the former Scripps shareholders will hold approximately 59%, and the former Journal shareholders approximately 41%, of the outstanding common stock of Journal Media Group, calculated on a fully-diluted basis, immediately following the newspaper mergers.

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview
Scripps Newspapers owns newspapers and local and national digital media sites. It serves audiences and businesses through a growing portfolio of print and digital media brands. It owns daily newspapers in 13 markets across the United States, and local and national digital journalism and information businesses.

In the first quarter of 2013, Scripps Newspapers launched its bundled-subscription model in its Memphis and Treasure Coast markets. By the end of the third quarter of 2013, all of its newspaper markets had rolled out this model. Under the bundled model, subscribers receive access to all newspaper content on all platforms. Only limited digital content is available to non-subscribers. Scripps Newspapers also offers digital-only subscriptions. It expects to realize the financial benefits of the bundled subscription model in future periods as subscriptions renew and it sells more digital-only subscriptions.

Basis of Presentation — The accompanying combined financial information includes the accounts of Scripps Newspapers, a business representing the principal publishing operations of Scripps, as described below.

Scripps Newspapers operations consist of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. Advertising and subscription revenues provide substantially all of the operating revenues for each newspaper market, and employee, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The daily newspapers published by Scripps Newspapers are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also includes a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11 to the combined financial statements). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.

Scripps Newspapers
Years ended December 31, 2013, 2012 and 2011

Combined Results of Operations
Combined results of operations for the three years were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012	Change	2011

Operating revenues	$384,199	(3.7)%	$399,123	(3.8)%	$414,744
Cost of sales	(213,488)	(3.0)%	(220,030)	(6.6)%	(235,690)
Selling, general and administrative	(167,803)	0.6%	(166,845)	(1.7)%	(169,685)
Depreciation	(16,695)	(8.4)%	(18,235)	(13.0)%	(20,957)
Amortization	(545)	(17.5)%	(661)	(28.8)%	(929)
Defined benefit pension plan expense	(4,274)	(9.4)%	(4,717)	29.5%	(3,642)
Impairment of long-lived assets	—		—		(9,000)
Operating loss	(18,606)		(11,365)		(25,159)
Miscellaneous, net	(293)		(341)		940
Loss from operations before income taxes	(18,899)		(11,706)		(24,219)
Benefit (provision) for income taxes	2,070		(332)		(653)
Net loss	(16,829)		(12,038)		(24,872)
Net (loss) income attributable to noncontrolling interests	(126)		(53)		90
Net loss attributable to the parent	$(16,703)		$(11,985)		$(24,962)
2013 compared with 2012

Revenues by category were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Operating revenues:
Local	$76,722	(3.7)%	$79,700
Classified	67,324	(9.7)%	74,530
National	7,607	(19.3)%	9,421
Preprint and other	67,420	(3.7)%	69,994
Digital advertising and marketing services	26,261	0.7%	26,085
Advertising and marketing services	245,334	(5.5)%	259,730
Subscriptions	117,463	(0.2)%	117,733
Other	21,402	(1.2)%	21,660
Total revenues	$384,199	(3.7)%	$399,123

Advertising and marketing services revenues decreased 5.5% for 2013, primarily as a result of continued secular changes in the demand for print advertising. Automotive and employment classified advertising and national advertising remained particularly weak. Subscription revenue was essentially flat due to print and digital subscription bundles and targeted price increases.

Preprint and other revenues declined at a slightly slower pace than other print advertising. Preprint and other products include inserts and single-sheet advertisements included with the daily newspaper, niche publications such as community newspapers, lifestyle magazines, publications focused on the classified advertising categories of real estate, employment and auto, and other publications aimed at younger readers. Scripps Newspapers has been increasing its efforts to sell single-sheet advertisements delivered with newspapers and to all homes in a market (the “print and deliver” initiative).

Digital advertising and marketing services include advertising on newspaper Internet sites, digital advertising provided through audience-extension programs, such as an arrangement with Yahoo!, and other digital marketing services offered to local advertising customers, such as managing their search engine marketing campaigns.

Subscriptions include fees paid by readers for access to content in print and digital formats. Scripps Newspapers completed the launch of its bundled subscription model in the third quarter of 2013. Under the Scripps Newspapers bundled offerings, home delivery subscribers receive access to all newspaper content on all platforms and only limited digital content is available to non-subscribers. Scripps Newspapers also offers digital-only subscriptions. Subscription revenue was flat year over year, but increased in the third and fourth quarters of 2013 — the first year-over-year increase since the fourth quarter of 2010. The positive trend was driven by the rollout of the bundled subscription model and increases in single-copy prices in select markets. As Scripps Newspapers has cycled against the completion of the launch of its digital bundles in the second half of 2014, subscription revenue growth has moderated.

Other operating revenues, including commercial printing and distribution services, were up slightly year over year. In 2013 Scripps Newspapers had revenues of $1.6 million for a commercial print job where our Knoxville newspaper printed the Chattanooga newspaper while their plant was improved. The Chattanooga printing contract was completed in August 2014.

Costs of sales were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Employee compensation and benefits	$90,569	0.5%	$90,149
Newsprint, press supplies and other printing costs	42,406	(8.2)%	46,170
Distribution	48,490	(3.7)%	50,379
Building and occupancy	14,148	(1.3)%	14,330
Purchased news and content	9,892	(7.5)%	10,698
Other	7,983	(3.9)%	8,304
Total cost of sales	$213,488	(3.0)%	$220,030

Employee compensation and benefits were flat year over year as Scripps Newspapers limited reductions in employee levels in the newsrooms to maintain the quality of the news content.

Newsprint, press supplies and other printing costs declined by 8.2% in 2013 due to lower expenditures for newsprint. Average newsprint prices decreased 7% and newsprint consumption decreased approximately 5% for 2013. Total newsprint consumption declined due to the reduced number of pages in publications, reflecting the declines in advertising volumes, and lower print runs due to declining print circulation.

Newspaper distribution costs decreased by 3.7% in 2013 compared to 2012 as a result of lower net paid circulation levels. A large portion of newspaper distribution costs are variable and increase or decrease in relation to circulation levels.

Selling, general and administrative were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Employee compensation and benefits	$74,993	(6.6)%	$80,254
Allocation of Parent overhead	40,421	15.6%	34,971
Marketing and promotion	8,778	36.1%	6,449
Outside circulation sales	6,540	(5.1)%	6,889
Other	37,071	(3.2)%	38,282
Total selling, general and administrative	$167,803	0.6%	$166,845

Employee compensation and benefits decreased primarily due to lower employment levels year over year. Scripps Newspapers had approximately 5% fewer employees in 2013 compared to 2012.

Marketing and promotion increased by 36.1% in 2013, primarily due to marketing and promotion to support the launch of the Scripps Newspapers bundled subscription offerings.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. The management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers, such as net sales.

The corporate allocation increased in 2013 primarily due to costs to support digital initiatives including hiring additional sales resources and costs for the roll-out of Scripps Newspapers digital subscription model.

Depreciation

Depreciation expense decreased year-over-year due to assets that were fully depreciated in prior years.

Tax provision

The effective income tax rate was 11.1% and 2.8% for 2013 and 2012, respectively. In both years there were approximately $0.4 million of state taxes. For the 2013 and 2012 Scripps Newspapers recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that Scripps Newspapers will not realize these benefits as a result of the negative evidence from its history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in 2013, Scripps Newspapers allocated $2.3 of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.
2012 compared with 2011

Revenues by category were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Operating revenues:
Local	$79,700	(5.3)%	$84,184
Classified	74,530	(4.5)%	78,077
National	9,421	(31.3)%	13,723
Preprint and other	69,994	(3.9)%	72,824
Digital advertising and marketing services	26,085	(0.3)%	26,160
Advertising and marketing services	259,730	(5.5)%	274,968
Subscriptions	117,733	(2.6)%	120,901
Other	21,660	14.8%	18,875
Total revenues	$399,123	(3.8)%	$414,744

Print advertising revenues declined as secular changes in the demand for newspaper advertising continued to affect the operating revenue of newspaper publishers throughout the country. Revenues also declined from our efforts to rationalize unprofitable product offerings. Advertising revenues associated with discontinued products totaled approximately $5.0 million in 2011. Automotive and employment classified advertising and advertising by large national retailers, which tend to make advertising decisions at the national or regional level, not at the local market level, remained particularly weak.

Preprint and other revenues declined at a slightly slower pace than other print advertising. Preprint and other products include inserts and single-sheet advertisements distributed in the daily newspaper, niche publications such as community newspapers, lifestyle magazines, publications focused on the classified advertising categories of real estate, employment and auto, and other publications aimed at younger readers.

Digital revenues include advertising on newspaper Internet sites, digital advertising provided through audience-extension programs, such as an arrangement with Yahoo!, and other digital marketing services offered to local advertising customers, such as managing their search engine marketing campaigns.

Subscription revenue decreased in 2012 compared to 2011 as price increases in home delivery and single copy did not offset declines in circulation net paid levels. Net paid levels decreased approximately 5% due to fewer home delivery subscriptions and lower single-copy sales on Sunday.

Other operating revenues, including commercial printing and distribution services, increased due to the impact of initiatives to garner additional revenues in these areas.

Costs of sales were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Employee compensation and benefits	$90,149	(10.1)%	$100,269
Newsprint, press supplies and other printing costs	46,170	(3.0)%	47,618
Distribution	50,379	(1.4)%	51,091
Building and occupancy	14,330	(3.0)%	14,777
Purchased news and content	10,698	(2.7)%	10,997
Other	8,304	(24.1)%	10,938
Total costs of sales	$220,030	(6.6)%	$235,690

Employee compensation and benefits decreased 10.1% due to lower employment levels as a result of the 2011 fourth quarter reduction in force initiative and attrition. The number of employees decreased approximately 11% year-over-year.

Newsprint, press supplies and other printing costs decreased 3.0% in 2012 compared to 2011. Lower newsprint consumption reduced costs by $1.3 million. Total newsprint consumption declined due to the reduced number of pages in publications, reflecting the declines in advertising volumes, and lower print runs due to declining print circulation.

Newspaper distribution costs decreased by 1.4% in 2012 compared to 2011 as a result of lower net paid circulation levels. A large portion of newspaper distribution costs are variable and increase or decrease in relation to circulation levels.

Other decreased by 24.1% due to cost cutting measures.

Selling, general and administrative were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Employee compensation and benefits	$80,254	(3.4)%	$83,106
Allocation of Parent overhead	34,971	13.5%	30,819
Marketing and promotion	6,449	(2.3)%	6,601
Outside circulation sales	6,889	1.2%	6,807
Other	38,282	(9.6)%	42,352
Total selling, general and administrative	$166,845	(1.7)%	$169,685

Employee compensation and benefits decreased due to lower employment levels as a result of the 2011 fourth quarter reduction in force initiative, attrition and the shifting of employees from the Scripps Newspapers to parents centralized IT group which in 2012 is included as part of the allocation of Scripps overhead.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. Management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers, such as net sales.

The corporate allocation increased in 2012 primarily due to the shifting of employees from Scripps Newspapers to the Parent's centralized digital operations function. During 2012, this function was centralized and built out with common staff and solutions. In 2012, the charge for this group is included as part of the allocation of Parent overhead.

Depreciation

Depreciation decreased year-over-year due to assets that were fully depreciated in prior years.

Impairment of long-lived assets

In 2011, Scripps Newspapers recorded a $9 million non-cash charge to reduce the carrying value of long-lived assets at four of its newspapers. The estimates of cumulative undiscounted future cash flows at these properties were not sufficient to recover the $36 million carrying value of the assets and Scripps Newspapers wrote them down to their estimated fair value of $27 million.

Tax provision

The effective income tax rate was 2.8% and 2.7% for 2012 and 2011, respectively. In both years there were approximately $0.5 million of state taxes. For 2012 and 2011, Scripps Newspapers recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that it will not realize these benefits as a result of the negative evidence from a history of losses over the past three years.

Liquidity and Capital Resources
Scripps Newspapers primary source of liquidity is its cash from operations and funding received from The E.W. Scripps Company, its parent.

Operating activities

Cash provided by operating activities for the years ended December 31 is as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Operating Activities:
Net loss	$(16,829)	$(12,038)	$(24,872)
Adjustments to reconcile loss from operations to net cash flows from operating activities:
Depreciation and amortization	17,240	18,896	21,886
Impairment of long-lived assets	—	—	9,000
Deferred income taxes	(2,479)	(110)	34
Other changes in certain working capital accounts, net	1,175	(55)	(2,181)
Miscellaneous, net	(952)	(1,192)	768
Net cash (used in) provided by operating activities	$(1,845)	$5,501	$4,635

2013 to 2012

The $7.3 million decrease in cash provided by operating activities was primarily attributable to a higher pretax loss in 2013 compared to 2012.

2012 to 2011

Cash flow provided by operating activities increased by $0.9 million in 2012 compared to 2011. The increase was primarily attributable to lower pretax loss in 2012 compared to 2011, after adjustment for the 2011 impairment charge of $9 million.

Investing activities

Cash used in investing activities for the years ended December 31 is as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(3,615)	(2,962)	(1,832)
Purchase of investments	—	(650)	(600)
Proceeds on sale of property, plant and equipment	307	471	1,231
Net cash used in investing activities	$(3,308)	$(3,141)	$(1,201)

In 2013, 2012 and 2011 we used $3.3 million, $3.1 million and $1.2 million, respectively, in cash for investing activities. Increased capital expenditures was the reason for the year-over-year changes.

Financing activities

Cash provided by financing activities was $5.2 million in 2013 and cash used in financing activities was $2.4 million and $3.4 million in 2012 and 2011, respectively. Our Parent, provided cash as needed to fund our operating activities and retains any excess cash flow.

Other

Scripps Newspapers participates in its Parent's controlled disbursement system. The bank sends daily notifications of checks presented for payment and transfers funds from other sources to cover the checks. Scripps Newspapers cash balance held by its Parent is reduced as checks are issued. Accordingly, none of the Parent's cash and cash equivalents has been assigned to Scripps Newspapers in the combined financial statements. Further, outstanding checks issued by the Parent are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

The Combined Company (Journal Media Group)
Following the completion of the transactions, Journal Media Group's capital structure and sources of liquidity will be significantly different from Scripps Newspapers historical capital structure. Journal Media Group will no longer participate in cash management and funding arrangements with its Parent. Instead, its ability to fund cash needs will depend on its ongoing ability to generate cash from operations and borrow under a line of credit it expects to arrange. If Journal Media Group's cash flows from operating activities are lower than expected, it will need to borrow under its proposed line of credit and may need to incur additional debt or issue additional equity. Although Journal Media Group expects at the time of the closing of the transactions to have in place a credit facility to finance its operations on acceptable terms and conditions, its access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (i) its credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. It is expected that Journal Media Group's primary future cash needs will be for working capital, capital expenditures, contractual commitments and strategic investments.
On a pro forma as adjusted basis giving effect to the transactions, Journal Media Group would have had cash and cash equivalents of $10 million as of September 30, 2014. It is expected that cash provided by operating activities and available capacity under Journal Media Group's proposed line of credit will provide sufficient funds to operate its business and meet its other liquidity needs for the twelve months following the closing of the transactions. It is expected that Journal Media Group will generate positive free cash flow for the twelve months following the closing of the transactions.

Contractual Obligations
A summary of contractual cash commitments as of December 31, 2013 is as follows:

	Less than	Years	Years	Over
(in thousands)	1 Year	2 & 3	4 & 5	5 Years	Total

Employee compensation and benefits:
Deferred compensation and other post-employment benefits	578	1,744	1,434	809	4,565
Operating leases:
Noncancelable	559	299	106	—	964
Cancelable	287	316	48	—	651
Pension obligations:
Minimum pension funding	259	1,928	1,450	3,881	7,518
Other commitments:
Noncancelable purchase and service commitments	4,430	2,446	—	—	6,876
Other purchase and service commitments	3,813	3,000	61	—	6,874
Total contractual cash obligations	$9,926	$9,733	$3,099	$4,690	$27,448

Other Contractual Obligations — In the ordinary course of business, long-term contracts to lease office space and equipment, and to purchase other goods and services are entered into.
Operating Leases — Scripps Newspapers obtains certain office and warehouse space under multi-year lease agreements. Leases for office and warehouse space are generally not cancelable prior to their expiration.

Leases for operating and office equipment are generally cancelable by either party with 30 to 90 day notice. However, such contracts are expected to remain in force throughout the terms of the leases. The amounts included in the table above represent the amounts due under the agreements assuming the agreements are not canceled prior to their expiration.
It is expected that the operating leases will be renewed or replaced with similar agreements upon their expiration.
Pension Funding — Scripps Newspapers sponsors certain qualified defined benefit pension plans that cover certain non-union and certain union-represented employees.
Contractual commitments summarized in the contractual obligations table include payments to meet minimum funding requirements of Scripps Newspapers defined benefit pension plans. Contractual pension obligations reflect anticipated minimum statutory pension contributions as of December 31, 2013, based upon pension funding regulations in effect at the time and current pension assumptions regarding discount rates and returns on plan assets. Actual funding requirements may differ from amounts presented due to changes in discount rates, returns on plan assets or pension funding regulations that are in effect at the time.
Purchase Commitments — Scripps Newspapers obtains certain other services under multi-year agreements. These agreements are generally not cancelable prior to expiration of the service agreement. It is expected that such agreements will be renewed or replaced with similar agreements upon their expiration.
Scripps Newspapers may also enter into contracts with certain vendors and suppliers, including most of its newsprint vendors. These contracts typically do not require the purchase of fixed or minimum quantities and generally may be terminated at any time without penalty. Included in the table of contractual obligations are purchase orders placed as of December 31, 2013. Purchase orders placed with vendors, including those with whom we maintain contractual relationships, are generally cancelable prior to shipment. While these vendor agreements do not require the purchase of a minimum quantity of goods or services, and generally the orders can be canceled prior to shipment, Scripps Newspapers expects expenditures for goods and services in future periods will approximate those in prior years.

Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires Scripps Newspapers to make a variety of decisions that affect reported amounts and related disclosures, including the selection of appropriate accounting principles and the assumptions on which to base accounting estimates. In reaching such decisions, Scripps Newspapers applies judgment based on its understanding and analysis of the relevant circumstances, including its historical experience, actuarial studies and other assumptions. Scripps Newspapers is committed to incorporating accounting principles, assumptions and estimates that promote the representational faithfulness, verifiability, neutrality and transparency of the accounting information included in the combined financial statements.
The Notes to the Combined Financial Statements describes the significant accounting policies that have been selected for use in the preparation of Scripps Newspapers financial statements and related disclosures. Scripps Newspapers believes the following to be the most critical accounting policies, estimates and assumptions affecting its reported amounts and related disclosures.
Long-Lived Assets — Long-lived assets (primarily property, plant and equipment and amortizable intangible assets) must be tested for impairment whenever events occur or circumstances change that indicate that the carrying value of an asset or asset group may not be recoverable. A long-lived asset group is determined not to be recoverable if the estimated future undiscounted cash flows of the asset group are less than the carrying value of the asset group.
Estimating undiscounted cash flows requires significant judgments and estimates. Scripps Newspapers continually monitors the estimated cash flows of its newspaper properties and may incur impairment charges if future cash flows are less than current estimates.
Income Taxes — The accounting for uncertain tax positions and the application of income tax law is inherently complex. As such, Scripps Newspapers is required to make many assumptions and judgments regarding its income tax positions and the likelihood of whether such tax positions would be sustained if challenged. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in Scripps Newspapers assumptions and judgments can materially affect amounts recognized in the combined financial statements.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and projections for future taxable loss over the periods in which the net deferred tax assets are deductible, management believes it is more likely that Scripps Newspapers will not realize the benefit of most of its net deferred tax assets. As of December 31, 2013 and 2012, in jurisdictions in which there is a net deferred tax asset, Scripps Newspapers has established a full valuation allowance.
Scripps Newspapers is required to assess the likelihood that its deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from the carryback to prior years, carryforward to future years or through other prudent and feasible tax planning strategies. If recovery is not likely, Scripps Newspapers has to provide a valuation allowance based on its estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates and if Scripps Newspapers determines that the deferred tax asset Scripps Newspapers would realize would be greater or less than the net amount recorded, an adjustment would be made to the tax provision in that period.
Pension Plans — Scripps, the Parent of Scripps Newspapers, sponsors various noncontributory defined benefit pension plans covering substantially all full-time employees that began employment prior to June 30, 2008 (the majority of the defined benefit pension plans were frozen June 30, 2009), including a SERP, which covers certain executive employees. Total Scripps defined benefit pension plan expense for those plans was $8.8 million in 2013, $8.6 million in 2012 and $8.1 million in 2011.
Scripps Newspapers has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of Scripps Newspapers other than contributions currently due and unpaid to the plan.
Scripps Newspapers also has four plans that are sponsored directly by Scripps Newspapers Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of Scripps Newspapers.
Scripps Newspapers has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, Scripps Newspapers has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to Scripps Newspapers based on the Scripps Newspaper's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
The carve-out financial statements have been allocated $4.2 million, $4.6 million and $3.5 million for 2013, 2012 and 2011, respectively, of pension expense of Scripps Newspapers' parent.
The measurement of Scripps pension obligation and related expense is dependent on a variety of estimates, including: discount rates; expected long-term rate of return on plan assets; expected increase in compensation levels; and employee turnover, mortality and retirement ages. Scripps reviews these assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. In accordance with accounting principles, Scripps records the effects of these modifications currently or amortize them over future periods. Scripps considers the most critical of its pension estimates to be the discount rate and the expected long-term rate of return on plan assets.
The assumptions used in accounting for Scripps defined benefit pension plans for 2013 and 2012 are as follows:

	2013	2012

Discount rate for expense	4.27%	5.27%
Discount rate for obligations	5.08%	4.27%
Long-term rate of return on plan assets	4.65%	5.30%

The discount rate used to determine Scripps future pension obligations is based upon a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The rate is determined each year at the plan measurement date and affects the succeeding year’s pension cost. Discount rates can change from year to year based on economic conditions that impact corporate bond yields. A decrease in the discount rate increases pension obligations and pension expense.

For Scripps defined benefit pension plans, as of December 31, 2013, a half percent increase or decrease in the discount rate would have the following effect:

(in thousands)	0.5% Increase	0.5% Decrease

Effect on total pension expense in 2014	$(618)	$469
Effect on pension benefit obligation as of December 31, 2013	$(35,256)	$37,829

Scripps has target asset allocations to invest plan assets in securities that match the timing of the payment of plan obligations. As a result, approximately 70% of plan assets are invested in a portfolio of fixed income securities with a duration approximately that of the projected payment of benefit obligations. The remaining 30% of plan assets are invested in equity securities and other return-seeking assets. The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Scripps expected rate of return on plan assets also considers its historical compound rate of return on plan assets for 10- and 15-year periods. A decrease in the expected rate of return on plan assets increases pension expense. A 0.5% change in the 2014 expected long-term rate of return on plan assets of 5.3%, to either 4.8% or 5.8%, would increase or decrease Scripps 2014 pension expense by approximately $2.2 million.

Scripps Newspapers
Nine months ended September 30, 2014 compared with nine months ended September 30, 2013

Combined Results of Operations

Combined results of operations were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Operating revenues	$275,230	(2.0)%	$280,978
Cost of sales	(153,967)	(3.0)%	(158,747)
Selling, general and administrative	(124,409)	(0.7)%	(125,286)
Depreciation	(12,585)	0.8%	(12,484)
Amortization	(303)	(25.9)%	(409)
Defined benefit pension plan expense	(6,119)		(3,206)
Operating loss	(22,153)		(19,154)
Miscellaneous, net	(1,082)		(382)
Loss from operations before income taxes	(23,235)		(19,536)
Provision for income taxes	(213)		(43)
Net loss	(23,448)		(19,579)
Net loss attributable to noncontrolling interests	—		—
Net loss attributable to the shareholders of The E.W. Scripps Company	$(23,448)		$(19,579)
Revenues

Revenues by category were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Operating revenues:
Local	$52,710	(4.5)%	$55,219
Classified	49,096	(4.6)%	51,456
National	3,351	(38.3)%	5,429
Preprint and other	44,163	(5.8)%	46,869
Digital advertising and marketing services	18,702	(6.1)%	19,925
Advertising and marketing services	168,022	(6.1)%	178,898
Subscriptions	90,736	5.0%	86,453
Other	16,472	5.4%	15,627
Total revenues	$275,230	(2.0)%	$280,978

Total newspaper revenues decreased 2.0% for nine months ended September 30, 2014 compared to 2013. Advertising and marketing services revenues decreased 6.1% in 2014 which was partially offset by an increase in subscription revenue from print and digital subscription bundles and targeted price increases. As of September 30, 2014, Scripps Newspapers had approximately 38,000 digital-only subscribers across all of our markets.

Advertising and marketing services declined primarily as a result of continued secular changes in the demand for print advertising. Automotive classified advertising, as well as both local and national advertising, remained particularly weak during the period.

Subscriptions include fees paid by readers for access to content in print and digital formats. Scripps Newspapers completed the launch of its bundled subscription model in the third quarter of 2013. Under its bundled offerings, subscribers receive access to all of Scripps Newspapers content on all platforms and only limited digital content is available to non-

subscribers. Scripps Newspapers also offer digital-only subscriptions. Subscription revenue increased 5.0% for the first nine months of 2014 which was driven by the rollout of the bundled subscription model, increases in single-copy prices and digital-only subscriptions. As we have cycled against the completion of the launch of our digital bundles, subscription revenue growth has moderated.

Other operating revenues, including commercial printing and distribution services, increased by $0.8 million, or 5.4%, for the nine months ended September 30, 2014. In 2014 and 2013, Scripps Newspapers had revenues of $2.1 million and $0.6 million, respectively, for a commercial print job where our Knoxville newspaper printed the Chattanooga newspaper while their plant was improved. The Chattanooga printing contract was completed in August 2014.

Costs of Goods Sold

Cost of goods sold were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Employee compensation and benefits	$65,962	(2.2)%	$67,439
Newsprint, press supplies and other printing costs	29,756	(5.4)%	31,449
Distribution	35,046	(2.2)%	35,836
Building and occupancy	10,758	0.4%	10,712
Purchased news and content	6,912	(6.8)%	7,418
Other	5,533	(6.1)%	5,893
Total costs of goods sold	$153,967	(3.0)%	$158,747

Employee compensation and benefits decreased 2.2%, primarily due to lower employment levels compared to prior year. Scripps Newspapers had approximately 6% fewer newspaper employees in 2014 as compared to 2013.

Newsprint, press supplies and other printing costs declined by 5.4% for the nine months ended September 30, 2014, primarily due to lower expenditures for newsprint. Average newsprint prices decreased 3.4% and newsprint consumption decreased nearly 4% for the nine months ended September 30, 2014.

Newspaper distribution costs decreased by 2.2% for the year-to-date period compared to prior year as a result of lower net paid circulation levels. A large portion of our distribution costs are variable and increase or decrease in relation to circulation levels.

Selling, General and Administrative

Selling, general and administrative were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Employee compensation and benefits	$52,985	(6.3)%	$56,529
Allocation of parent overhead	38,059	29.5%	29,393
Marketing and promotion	5,248	(23.8)%	6,887
Outside circulation sales	4,508	(4.7)%	4,729
Other	23,609	(14.9)%	27,748
Total selling, general and administrative	$124,409	(0.7)%	$125,286

Employee compensation and benefits decreased 6.3% due to lower employment levels compared to prior year from attrition and the transfer of approximately 15 Scripps Newspaper information technology ("IT") employees into the corporate IT group. The employee compensation and benefits for IT is included in the corporate allocation described below for 2014.

Other expenses decreased primarily due to the centralization of the Scripps Newspapers function into the corporate IT group. The IT expense is included in the corporate allocation described below for 2014.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. Management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers such as net sales.

The corporate allocation increased in 2014 primarily due to costs for IT which were centralized in the corporate function in 2014 and now included in the corporate allocation.

Marketing and promotion decreased by almost 24% in 2014, primarily due to incurring additional marketing and promotion to support the launch of the Scripps Newspapers bundled subscription offerings in 2013, which was not repeated in 2014.

Tax provision

The effective income tax rate was 0.9% and 0.2% for the nine months ended September 30, 2014 and 2013, respectively. In both periods there was approximately $0.3 million of state taxes. For the 2014 and 2013 periods, Scripps Newspapers has recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that Scripps Newspapers will not realize these benefits as a result of the negative evidence from its history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in the nine months ended September 30, 2014 we allocated $0.1 million of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

Liquidity and Capital Resources
Our primary source of liquidity is cash from operations and the funding Scripps Newspapers receives from its parent.

Operating activities

Cash provided by operating activities for the nine months ended September 30 is as follows:

	For the nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Operating Activities:
Net loss	$(23,448)	$(19,579)
Adjustments to reconcile loss from operations to net cash flows from operating activities:
Depreciation and amortization	12,888	12,893
Liability for withdrawal from GCIU employer retirement fund	4,100	—
Other changes in certain working capital accounts, net	10,039	7,485
Miscellaneous, net	1,765	475
Net cash provided by operating activities	$5,344	$1,274

The $4.1 million increase in cash provided by operating activities was primarily attributable to changes in working capital in 2014 compared to 2013 and the $4.1 million liability that was recorded for withdrawing from one of the multi-employer pension plans partially offset by a higher net loss in 2014. The primary factors affecting changes in working capital was a $2.9 million increase in collections of accounts receivable and an increase in accruals related to employee compensation and benefits which increased working capital by $3.1 million. The timing of payments for accounts payable decreased working capital by $1.6 million in 2014.

Investing activities

Cash used in investing activities for the nine months ended September 30 is as follows:

	For the nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Investing Activities:
Additions to property, plant and equipment	$(1,589)	$(2,863)
Proceeds on sale of property, plant and equipment	135	275
Net cash used in investing activities	$(1,454)	$(2,588)

In 2014 and 2013, Scripps Newspapers used $1.5 million and $2.6 million, respectively, in cash for investing activities. Lower capital expenditures in 2014 compared to the prior period was the primary driver of the year-over-year changes.

Financing activities

Cash used in financing activities was $3.9 million in 2014 and cash provided by financing activities was $1.3 million in 2013. Our parent, provides cash as needed to fund deficient operating activities.

Other

Scripps Newspapers participates in its Parent's controlled disbursement system. The bank sends daily notifications of checks presented for payment and transfers funds from other sources to cover the checks. Scripps Newspapers cash balance held by its Parent is reduced as checks are issued. Accordingly, none of the parent's cash and cash equivalents has been assigned to Scripps Newspapers in the combined financial statements. Further, outstanding checks issued by the Parent are not recorded as a liability once the check is signed, the obligation becomes tied to the central cash management arrangement.

The Combined Company
Following the completion of the transactions, Journal Media Group's capital structure and sources of liquidity will be significantly different from Scripps Newspapers historical capital structure. Journal Media Group will no longer participate in cash management and funding arrangements with its parent. Instead, its ability to fund cash needs will depend on its ongoing ability to generate cash from operations and borrow under a line of credit it expects to arrange. If Journal Media Group's cash flows from operating activities are lower than expected, it will need to borrow under its proposed line of credit and may need to incur additional debt or issue additional equity. Although Journal Media Group expects at the time of the closing of the transactions to have in place a credit facility to finance its operations on acceptable terms and conditions, its access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (i) its credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. It is expected that Journal Media Groups primary future cash needs will be for working capital, capital expenditures, contractual commitments and strategic investments.
On a pro forma as adjusted basis giving effect to the transactions, Journal Media Group would have had cash and cash equivalents of $10 million as of September 30, 2014. It is expected that cash provided by operating activities and available capacity under Journal Media Group's proposed line of credit will provide sufficient funds to operate its business and meet its other liquidity needs for the twelve months following the closing of the transactions. It is expected that Journal Media Group will generate positive free cash flow for the twelve months following the closing of the transactions.

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the other sections of this joint proxy statement/prospectus, including “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” "Journal Media Group Selected Financial Data," “Unaudited Pro Forma Condensed Combined Financial Information,” “Business of Journal Media Group,” and the combined financial statements and the notes thereto included in this joint proxy statement/prospectus. This discussion contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

We believe that the assumptions underlying the combined financial statements included in the information statement are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had JRN Newspapers been a separate, stand-alone company during the periods presented.

Overview

On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with 13 Scripps’ newspapers. Journal Media Group will be headquartered in Milwaukee. Journal will be the acquired company in the Transactions.

JRN Newspapers' business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) daily newspapers; and (ii) community publications. Results from our digital media assets are included in both segments. Our daily newspapers segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. Our community publications segment consists of several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin.

In recent years, newspaper industry fundamentals have declined as a result of the 2009 recession and secular industry changes. Retail and classified run-of-press (ROP) advertising have decreased from historic levels due in part to department store consolidation, weakened employment, automotive and real estate economics and a migration of advertising to the Internet and other advertising forms. Circulation volume declines and online competition have also negatively impacted newspaper industry revenues. We do not expect that revenues at our daily newspapers or community publications will return to revenue levels reported in 2013 or prior years given the secular changes affecting the newspaper industry.

Separation from Journal Communications, Inc. and Basis of Presentation

Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 3 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 10 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal's historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business decisions at JRN Newspapers are made by the chief operating decision maker within Journal Sentinel, Inc. and business segments are based on the organizational structure used by management for making operating and investing decisions and for assessing performance: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publications Group, Inc.).

Impact of Separation from Journal on JRN Newspapers’ Financial Statements

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal, the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party payable. Intercompany dividends paid to Journal by JRN Newspapers have been separately disclosed. Charges that are not supported by a formal intercompany agreement are a component of parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers’ operations; however, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organization structure and various strategic decisions.

Interim and Annual Goodwill Impairment Tests

Our annual impairment tests on goodwill associated with our daily newspapers reporting unit and our community publications reporting unit as of September 30, 2013, the first day of our fiscal fourth quarter, indicated there was no impairment of our goodwill.

For purposes of testing the carrying value of goodwill related to our daily newspapers and community publications reporting units, we determine fair value using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. Each approach estimated a fair value exceeding carrying value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our combined publishing reporting unit and the comparable companies selected. We base our fair value estimates on various assumptions about our projected operating results, including continuing declines in publishing revenues as well as an expectation that we will achieve cash flow benefits from our continuing cost cutting measures. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment. These assumptions may change due to changes in market conditions and such changes may result in an impairment of our goodwill.

There is no goodwill in the daily newspaper reporting unit. We based the valuation of goodwill related to our community publications reporting unit on our internal projections and industry-based assumptions:

	September 30, 2013	September 24, 2012	September 26, 2011
Discount rate	12.0%	12.0%	13.5%
Tax rate	39.0	39.0	39.0
Long-term growth rate	(1.5)	(1.5)	—

As of December 29, 2013, if we were to increase the discount rates by 200.0 basis points or decrease the long-term growth rates by 100.0 basis points, step two of the goodwill impairment test would not be triggered.

Results of Operations

JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks. The fourth quarterly reporting period in JRN Newspapers’ 2012 fiscal year consisted of fourteen weeks. JRN Newspapers’ 2013 and 2011 fiscal years each were comprised of a 52-week period. JRN Newspapers’ 2012 fiscal ended on December 30, 2012 and was comprised of a 53-week period.

2013 (52 weeks) Compared to 2012 (53 weeks)

The year ended 2013 contained 52 weeks compared to 53 weeks in 2012. Although it is difficult to precisely quantify the impact of the one less week, we estimate the revenue impact to be an increase to 2012 as compared to 2013 of $2.8 million and the operating earnings impact to be $0.4 million.

Our combined revenue in 2013 was $153.3 million, a decrease of $10.6 million, or 6.5%, compared to $163.9 million in 2012. Our combined operating costs and expenses in 2013 were $101.1 million, a decrease of $6.2 million, or 5.8%, compared to $107.3 million in 2012. Our combined selling and administrative expenses in 2013 were $41.6 million, a decrease of $5.6 million, or 11.9%, compared to $47.2 million in 2012.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total revenue for 2013 and 2012:

	2013	Percent of Total Revenue	2012	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$139.6	91.0%	$143.2	87.4%
Community Publications	14.5	9.5	21.8	13.3
Eliminations	(0.8)	(0.5)	(1.1)	(0.7)
Total revenue	153.3	100.0	163.9	100.0

Total operating costs and expenses	101.1	65.9	107.3	65.5
Selling and administrative expense	41.6	27.1	47.2	28.7
Total operating costs and expenses and selling and administrative expenses	142.7	93.0	154.5	94.2
Total operating income	$10.6	7.0%	$9.4	5.8%

Our daily newspapers businesses experienced a 2.1% increase in retail advertising revenue in 2013 compared to 2012. Classified advertising revenue decreased 7.9% in 2013 compared to 2012 primarily due to the extra week and lower employment advertising. Circulation revenue decreased $2.5 million in 2013 compared to 2012 driven by lower volume and the extra week. Other revenue, which primarily includes commercial printing and delivery revenue decreased $0.6 million or 3.2% in 2013 compared to 2012, driven by the extra week and commercial delivery declines partially offset by increased commercial printing volume.

Our community publications businesses experienced a 54.1% decrease in retail advertising revenue in 2013 compared to 2012, primarily due to the sale of the northern Wisconsin publications in December 2012 and the extra week. Classified advertising revenue decreased 33.3% in 2013 compared to 2012 primarily due to the sale of the northern Wisconsin publications, the extra week, and lower employment advertising. Circulation revenue decreased $0.4 million in 2013 compared to 2012 driven by lower volume and the extra week. Other revenue, which primarily includes commercial printing and delivery revenue increased $1.3 million or 33.3% in 2013 compared to 2012, driven by increased commercial printing partially offset by commercial delivery declines.

The decrease in total operating costs and expenses in 2013 compared to 2012 was primarily due to a decrease in employee, newsprint and paper costs. The decrease in selling and administrative expenses was primarily due to a decrease in workforce reduction charges and the extra week.

Our combined operating earnings were $10.6 million in 2013, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012. The following table presents our operating earnings by segment for 2013 and 2012:

	2013	2012
	(dollars in millions)
Daily Newspaper	$9.9	$8.6
Community Publications	0.7	0.8
Total operating income	$10.6	$9.4

The increase in total operating earnings was primarily due to lower production costs driven by reduced newsprint and paper costs in addition to reduced headcount.

EBITDA in 2013 was $17.7 million, a decrease of $0.9 million, or 4.8%, compared to $18.6 million in 2012. We define EBITDA as net income from continuing operations excluding provision for income taxes, total other expense, net (which is comprised of interest income and expense), depreciation and amortization. Management primarily uses EBITDA, among other things, to evaluate our operating performance compared to our operating plans and/or prior years and to value prospective acquisitions. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management, helps to improve their ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA is also a primary measure used externally by our investors and our peers in our industry for purposes of valuation and comparing our operating performance to other companies in the industry. EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies.

The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for 2013 and 2012:

	2013	2012
	(dollars in millions)
Net income from continuing operations(1)	$6.1	$5.6
Provision for income taxes	4.1	3.5
Total other expense, net	0.4	0.3
Depreciation	6.9	8.9
Amortization	0.2	0.3
EBITDA	$17.7	$18.6

(1)
Included in net income from continuing operations for 2013 are transaction related costs and workforce reduction charges of $0.2 million, and $0.8 million, respectively. Included in net income from continuing operations for 2012 are pre-tax charges for impairment of long-lived assets and workforce reduction charges of $0.2 million and $1.7 million, respectively.

The decrease in our EBITDA was driven by lower revenue for the reasons described above, combined with higher outsourced freight expense to replace capitalized vehicles that were expensed through depreciation in 2012.

Revenue from our combined operations in 2013 was $153.3 million, a decrease of $10.6 million, or 6.5%, compared to $163.9 million in 2012. Operating earnings were $10.6 million in 2013, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012.

The following table presents our revenue by category and operating earnings for 2013 and 2012:

	2013				2012
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$57.9	$6.2	$—	$64.1	$56.7	$13.5	$—	$70.2	(8.7)%
Classified	12.9	1.8	—	14.7	14.0	2.7	—	16.7	(12.0)
National	2.7	—	—	2.7	3.3	—	—	3.3	(18.2)
Total advertising revenue	73.5	8.0	—	81.5	74.0	16.2	—	90.2	(9.6)
Circulation revenue	47.7	1.3	—	49.0	50.2	1.7	—	51.9	(5.6)
Other revenue	18.4	5.2	(0.8)	22.8	19.0	3.9	(1.1)	21.8	4.6
Total revenue	$139.6	$14.5	$(0.8)	$153.3	$143.2	$21.8	$(1.1)	$163.9	(6.5)%

Operating income	$9.9	$0.7	$—	$10.6	$8.6	$0.8	$—	$9.4	12.8%
Advertising revenue accounted for 53.2% of total revenue in 2013 compared to 55.0% in 2012. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned competitive advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2013.

Retail advertising revenue in 2013 was $64.1 million, a decrease of $6.1 million, or 8.7%, compared to $70.2 million in 2012. We continue to believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products. The $1.2 million increase in retail advertising revenue at our daily newspapers segment was primarily due to several new large customers, partially offset by existing customers decreasing their spend on traditional print products. The $7.3 million decrease in retail advertising revenue at our community publications segment was primarily due to the sale of our northern Wisconsin publications in December 2012 and the extra week.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our businesses experienced a decrease in ROP classified advertising revenue in 2013 compared to 2012. Classified advertising revenue in 2013 was $14.7 million, a decrease of $2.0 million, or 12.0%, compared to $16.7 million in 2012 due to lower employment and automotive advertising.

The total decrease in retail and classified automotive advertising revenue at the daily newspaper in 2013 was $0.2 million, or 6.3%, primarily due to a decrease in classified digital advertising revenue.

Total retail and classified digital advertising revenue at the daily newspaper was $12.8 million in 2013, an increase of $0.5 million, or 3.7%, compared to $12.3 million in 2012. Digital retail advertising revenue increased 10.2% compared to 2012 due to increases in sponsorships and other digital revenue. Digital classified advertising revenue decreased 12.4% compared to 2012 due to decreases in classified upsells and packages sold. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $2.7 million in 2013, a decrease of $0.6 million, or 18.2%, compared to $3.3 million in 2012. The decrease was primarily due to a decrease in ROP advertising in the communications and finance and insurance categories.

Circulation revenue accounted for 32.0% of total revenue in 2013 compared to 31.7% in 2012. Circulation revenue was $49.0 million in 2013, a decrease of $2.9 million, or 5.6%, compared to $51.9 million in 2012 due to declines in circulation volumes that offset price increases.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue, accounted for 14.9% of total revenue in 2013 compared to 13.3% in 2012. Other revenue was $22.8 million in 2013, an increase of $1.0 million, or 4.6%, compared to $21.8 million in 2012. The increase was primarily due to increased commercial printing revenue, partially offset by a $0.6 million decline in commercial delivery revenue.

Operating income in 2013 was $10.6 million, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012. The increase in operating income was primarily due to decreased employee-related costs and depreciation expense. Total expenses decreased $11.8 million in 2013 as compared to 2012, primarily due to $7.7 million in expense savings from the sale of the northern Wisconsin community publications in December 2012, combined with $1.0 million in savings at the daily newspaper in employee costs, materials and depreciation. Total newsprint and paper costs were $15.5 million in 2013 compared to $16.9 million in 2012. There was a 7.1% decrease in newsprint consumption and a 2.6% decrease in average newsprint and paper pricing per metric ton.

Other Income and Expense and Taxes

Our effective tax rate was 40.2% in 2013 compared to 38.2% in 2012.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in 2013 was $0.4 million compared to $0.3 million in 2012.

Net Income

Our net income in 2013 was $6.1 million, an increase of $0.5 million, or 8.9%, compared to $5.6 million in 2012. The increase was due to lower production costs driven by reduced newsprint and paper costs in addition to reduced headcount.

2012 (53 weeks) Compared to 2011 (52 weeks)

2012 contained 53 weeks compared to 52 weeks in 2011. Although it is difficult to precisely quantify the impact of the additional week, we estimate the revenue impact to be $2.8 million and the operating earnings impact to be $0.4 million.

Our combined revenue in 2012 was $163.9 million, a decrease of $3.3 million, or 2.0%, compared to $167.2 million in 2011. Our combined operating costs and expenses in 2012 were $107.3 million, a decrease of $0.7 million, or 0.6%, compared to $108.0 million in 2011. Our combined selling and administrative expenses in 2012 were $47.2 million, an increase of $0.6 million, or 1.3%, compared to $46.6 million in 2011.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses, and total operating earnings as a percent of total revenue for 2012 and 2011:

	2012	Percent of Total Revenue	2011	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$143.2	87.4%	$144.8	86.6%
Community Publications	21.8	13.3	23.2	13.9
Eliminations	(1.1)	(0.7)	(0.8)	(0.5)
Total revenue	163.9	100.0	167.2	100.0

Total operating costs and expenses	107.3	65.5	108.0	64.6
Selling and administrative expense	47.2	28.8	46.6	27.9
Total operating costs and expenses and selling and administrative expenses	154.5	94.3	154.6	92.5
Total operating income	$9.4	5.7%	$12.6	7.5%

Our daily newspaper business experienced a 0.2% decrease in retail advertising revenue in 2012 compared to 2011. The retail advertising revenue decrease was a result of decreases in the department store, telecommunications, and building categories, partially offset by the increase in retail ROP from special programs and initiatives. Classified advertising revenue decreased 16.7% in 2012 compared to 2011 primarily due to decreases in the automotive and employment categories. Partially offsetting these revenue decreases was a 2.4% increase in circulation revenue in 2012 compared to 2011. Circulation revenue increased $1.2 million in 2012 compared to 2011. Commercial delivery revenue decreased in 2012 by $0.1 million compared to 2011. Commercial printing revenue increased $0.9 million in 2012 compared to 2011, driven by increased volume and one large new customer.

Our community publications business experienced a 6.9% decrease in retail advertising revenue in 2012 compared to 2011. The retail advertising revenue decrease was a result of decreases in the department store, telecommunications, and building categories, partially offset by the increase in retail ROP from special programs and initiatives. Classified advertising revenue decreased 20.6% in 2012 compared to 2011 primarily due to decreases in the automotive and employment categories.

Operating costs and expenses in 2012 decreased $0.7 million compared to 2011. The decrease was primarily due to a decrease in in newsprint and paper costs, a decrease in employee costs and lower cost of sales caused by volume decline. The $0.6 million increase in selling and administrative expenses in 2012 compared to 2011 was primarily due to impairment of long-lived assets and workforce reduction charges.

Our combined operating earnings were $9.4 million in 2012, a decrease of $3.2 million, or 25.4%, compared to $12.6 million in 2011. The following table presents our operating earnings by segment for 2012 and 2011:

	2012	2011
	(dollars in millions)
Daily Newspaper	$8.6	$11.6
Community Publications	0.8	1.0
Total operating income	$9.4	$12.6

The decrease in total operating earnings was primarily due to the impact of the decrease in advertising revenue.

EBITDA in 2012 was $18.6 million, a decrease of $4.4 million, or 19.1%, compared to $23.0 million in 2011.

The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for 2012 and 2011:

	2012	2011
	(dollars in millions)
Net income from continuing operations(1)	$5.6	$7.6
Provision for income taxes	3.5	4.6
Total other expense, net	0.3	0.4
Depreciation	8.9	10.0
Amortization	0.3	0.4
EBITDA	$18.6	$23.0

(1)
Included in net income from continuing operations for 2012 are pre-tax charges for impairment of long-lived assets and workforce reduction charges of $0.2 million and $1.7 million, respectively. Included in net income from continuing operations for 2011 are workforce reductions charges of $1.7 million.

The decrease in our EBITDA was consistent with the decrease in our operating income for the reasons described above.

Revenue from our combined operations in 2012 was $163.9 million, a decrease of $3.3 million, or 2.0%, compared to $167.2 million in 2011. Operating earnings were $9.4 million in 2012, a decrease of $3.1 million, or 24.6%, compared to $12.6 million in 2011.

The following table presents our revenue by category and operating earnings for 2012 and 2011:

	2012				2011
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$56.7	$13.5	$—	$70.2	$56.8	$14.5	$—	$71.3	(1.5)%
Classified	14.0	2.7	—	16.7	16.8	3.4	—	20.2	(17.3)
National	3.3	—	—	3.3	4.5	—	—	4.5	(26.7)
Total advertising revenue	74.0	16.2	—	90.2	78.1	17.9	—	96.0	(6.0)
Circulation revenue	50.2	1.7	—	51.9	49.0	1.7	—	50.7	2.4
Other revenue	19.0	3.9	(1.1)	21.8	17.7	3.6	(0.8)	20.5	6.3
Total revenue	$143.2	$21.8	$(1.1)	$163.9	$144.8	$23.2	$(0.8)	$167.2	(2.0)%

Operating income	$8.6	$0.8	$—	$9.4	$11.6	$1.0	$—	$12.6	(25.4)%

Advertising revenue accounted for 55.0% of total revenue in 2012 compared to 57.4% in 2011. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending across most of our advertising revenue categories. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2012.

Retail advertising revenue in 2012 was $70.2 million, a decrease of $1.1 million, or 1.5%, compared to $71.3 million in 2011. The $0.1 million decrease in retail advertising revenue at the daily newspaper was primarily due to a decrease in preprint advertising from the department store, telecommunications, and building categories, partially offset by the increase in digital retail. We continue to believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products, including the daily newspaper. These trends persisted in our community publications business. The $1.0 million decrease in retail advertising revenue at our community publications business was primarily due to the sale of our northern Wisconsin community publications in the fourth quarter of 2012.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our businesses experienced a decrease in ROP classified advertising revenue in 2012 compared to 2011. Classified advertising revenue in 2012 was $16.7 million, a decrease of $3.5 million, or 17.3%, compared to $20.2 million in 2011. At the daily newspaper, classified advertising revenue decreased $2.8 million, or 16.7%, in 2012 compared to 2011. The revenue decreases were led by the employment and automotive categories, which in the aggregate decreased $2.2 million, or 25.8%. At our community publications business, classified advertising revenue decreased $0.7 million, or 20.6%, in 2012 compared to 2011 primarily due to continued softness in the classified categories and as a result of the sale of our northern Wisconsin community publications in the fourth quarter of 2012.

The total decrease in retail and classified automotive advertising revenue at the daily newspaper in 2012 was $0.6 million, or 13.5%, compared to 2011 primarily due to a decrease in classified ROP advertising revenue, partially offset by an increase in retail ROP advertising revenue.

Total retail and classified digital advertising revenue at the daily newspaper was $12.3 million in 2012, an increase of $1.0 million, or 9.3%, compared to $11.3 million in 2012. Digital retail advertising revenue increased 26.1% compared to 2011 due to increases in sponsorships and other digital revenue. Digital classified advertising revenue decreased 17.7% compared to 2011 due to decreases in classified upsells and packages sold. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $3.3 million in 2012, a decrease of $1.2 million, or 26.7%, compared to $4.5 million in 2011. The decrease was primarily due to a decrease in ROP and preprint advertising in the furniture and business services categories.

Circulation revenue accounted for 31.7% of total revenue in 2012 compared to 30.3% in 2011. Circulation revenue was $51.9 million in 2012, an increase of $1.2 million, or 2.4%, compared to $50.7 million in 2011. At the daily newspaper, circulation revenue increased $1.2 million, or 2.4%, primarily due to a price increase implemented with our “JS Everywhere” subscription program, partially offset by comparisons to 2011 when the Green Bay Packers were in the Super Bowl and we experienced increased single copy sales. The JS Everywhere program provides newspaper and digital subscribers access to the new iPad app, mobile phone app and access to jsonline.com. At our community publications business, circulation revenue remained consistent at $1.7 million in 2012 and 2011.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at the daily newspaper and commercial printing at the printing plant of our community publications, accounted for 13.3% of total publishing revenue in 2012 compared to 12.3% in 2011. Other revenue was $21.8 million in 2012, an increase of $1.3 million, or 6.3%, compared to $20.5 million in 2011. The $1.3 million increase at the daily newspaper was primarily due to an increase in commercial printing revenue driven by increased volume and one large new customer. At our community publications business, other revenue was $3.9 million in 2012, an increase of $0.3 million, or 8.3%, compared to $3.6 million in 2011.

Operating income in 2012 was $9.4 million, a decrease of $3.2 million, or 25.4%, compared to $12.6 million in 2011. The decrease in operating income was primarily due to the impact of the decrease in advertising revenue. In an effort to partially offset the impact of the decrease in advertising revenue, our businesses continue to reduce their expense platforms. Total operating expenses decreased $0.7 million, or 0.6%, in 2012 compared to 2011, primarily due to a decrease in employee related costs and a decrease in costs due to revenue declines. Total newsprint and paper costs in 2012 were $16.9 million, an increase of $0.1 million, or 0.6%, compared to $16.8 million in 2011 due to a 0.4% increase in average newsprint pricing per metric ton, partially offset by a 0.2% decrease in newsprint consumption. Total selling and adminsitrative expenses were $47.2 million in 2012, an increase of $0.6 million, or 1.3%, compared to $46.6 million in 2011. The increase was primarily due to an increase in workforce reduction charges.

Other Income and Expense and Taxes

Our effective tax rate was 38.2% in 2012 compared to 37.6% in 2011.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in 2012 was $0.3 million compared to $0.4 million in 2011.

Discontinued Operations

JRN Newspapers’ results of operations for the fiscal year ended December 25, 2011 and its financial position at December 25, 2011 reflect the Florida-based businesses as discontinued operations. Revenue and earnings before income taxes as reported in earnings discontinued operations in 2011 were $2.8 million and $0.6 million, respectively.

In June 2011, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of the Pelican Press and Pelican Press Marketplace businesses, which operated in Sarasota, Florida. In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses. The publications and websites included Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register and Car Connection, and were distributed in the Clay, St. John’s and Duval, Florida counties.

Net Income

Our net income in 2012 was $5.6 million, a decrease of $2.4 million, or 30.0%, compared to $8.0 million in 2011. The decrease was primarily due to the impact of the decrease in advertising revenue and the other reasons described above.

Liquidity and Capital Resources

Historically, Journal provided capital, cash management and other treasury services to JRN Newspapers. Journal will continue to provide these services to JRN Newspapers until the Transactions are consummated. As part of these services, a majority of the cash balances are swept from JRN Newspapers to Journal on a daily basis. Following the Transactions, JRN Newspapers will no longer participate in capital management with Journal and JRN Newspapers’ ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. JRN Newspapers believes that its future cash from operations will provide adequate resources to fund its operating and financing needs for the foreseeable future. We expect to selectively invest resources in digital initiatives, our brands, employees, products and capital projects.

Workforce Reductions and Business Improvements

The ongoing activity of our liability for separation benefits during the years ended December 29, 2013 and December 30, 2012 were as follows:

	Balances as of December 30, 2012	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of December 29, 2013
	(dollars in millions)
Daily Newspaper	$0.8	$0.8	$(1.3)	$0.3
Total	$0.8	$0.8	$(1.3)	$0.3

	Balances as of December 25, 2011	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of December 30, 2012
	(dollars in millions)
Daily Newspaper	$1.7	$1.7	$(2.6)	$0.8
Community Publications	0.1	—	(0.1)	—
Total	$1.8	$1.7	$(2.7)	$0.8

Acquisitions and Sales

On December 3, 2012, Journal Community Publishing Group, Inc., our community publications business, completed the sale of Hodag Buyers’ Guide, North Star Journal, Merrill Foto News, Wausau Buyers’ Guide, Stevens Point Buyers’ Guide, Wood County Buyers’ Guide, Waupaca Buyers’ Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers’ Guide, New London Buyers’ Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com and a single copy distribution network based in Rhinelander, WI for $1.2 million in cash and a $0.8 million note receivable. We recorded a pre-tax loss on the sale, net of transaction expenses, of $0.2 million. Management concluded the Northern WI publications should not be classified as a discontinued operation.

Based upon the guidance in ASC 250-20-55, management concluded the Northern WI publications should not be classified as a discontinued operation, since the ongoing Journal Community Publishing Group, Inc. entity expects to generate continuing cash flows resulting from activities with the divested operations and Journal Community Publishing Group, Inc. will have significant continuing involvement in the divested businesses. We continue to print and record commercial print revenue for these titles.

In 2011, Journal Community Publishing Group, Inc. completed the sale of several Florida-based community newspapers and shoppers businesses, discussed further in the “Discontinued Operations” section above.

Cash Flow

The table below details the total operating, investing and financing activity cash flows for the years ended December 29, 2013, December 30, 2012 and December 25, 2011:

	Year Ended
	December 29, 2013	December 30, 2012	December 25, 2011
Statement of Cash Flows
Net cash provided by operating activities	$14.6	$14.2	$14.7
Net cash provided by (used for) investing activities	(2.4)	1.3	0.5
Net cash (used for) financing activities	(12.0)	(15.8)	(15.3)
Cash flow from discontinued operations	—	—	0.5
Net increase (decrease) in cash	$0.2	$(0.3)	$0.4

Cash provided by operating activities was $14.6 million, $14.2 million, and $14.7 million in 2013, 2012, and 2011, respectively.  The decrease in cash provided by operating activities from 2011 to 2012 was due to lower net income and changes in net working capital. The increase in cash provided by operating activities from 2012 to 2013 was due to higher net income and changes in net working capital.

Cash provided by (used for) investing activities was $(2.4) million, $1.3 million, and $0.5 million in 2013, 2012, and 2011, respectively. Changes in cash provided by (used for) investing activities year over year were due to changes in proceeds from sale of assets and businesses, which were $0.0 million, $2.4 million, and $1.5 million in 2013, 2012, and 2011, respectively. In 2012, we sold the majority of our northern Wisconsin community publications business. Cash provided by these sales were offset by changes in capital expenditures for property, plant and equipment of $(2.5) million, $(1.1) million, and $(1.0) million in 2013, 2012, and 2011, respectively. We believe the increase in capital expenditures will help us to better serve our advertisers and readers and will facilitate our cost control initiatives.

Cash (used for) financing activities was $(12.0) million, $(15.8) million, and $(15.3) million in 2013, 2012, and 2011, respectively. Changes year over year were primarily driven by transactions with Journal, which are discussed in the “Related Party Transactions and Party Company Investment” footnote of the combined financial statements and the notes thereto included in this joint proxy statement/prospectus.

Contractual Obligations

Our contractual obligations as of December 29, 2013 are summarized below:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations
Non-qualified pension and other postretirement benefits (1)	$11.4	1.3	2.7	2.6	4.8
Operating leases	1.1	0.6	0.4	0.1	—
Other liabilities(2)	1.2	0.4	0.2	0.1	0.5
Total	$13.7	$2.3	$3.3	$2.8	$5.3

(1)
For the postretirement benefits, payments included in the table have been actuarially estimated over a ten-year period. While benefit payments under these benefit plans are expected to continue beyond 2022, we believe that an estimate beyond this period is unreasonable.

(2)	Other liabilities consist primarily of obligations for capital leases, worker’s compensation claims and employee severance.

As of December 29, 2013, we expect to make payments over a ten-year period for the non-qualified pension plan and other postretirement benefit plan of $1.0 million and $10.4 million, respectively.

We lease office space, distribution centers, buildings used for printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with unconsolidated entities or other persons that may have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. We do not rely on off-balance sheet arrangements for liquidity, capital resources, market risk support, credit risk support or other benefits.

Critical Accounting Policies

JRN Newspapers’ significant accounting policies are summarized in Note 2 to the audited combined financial statements. Our management’s discussion and analysis of financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, and pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We do not believe our past results have differed materially from these estimates; however, we cannot predict how actual results may differ from these estimates in the future.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Revenue recognition-JRN Newspapers’ principal sources of revenue are the sale of advertising in newspapers and the sale of newspapers to individual subscribers and distributors. In addition, JRN Newspapers sells advertising on its newspaper websites and derives revenue from other online activities. Advertising revenue is recognized in the publishing businesses when advertisements are published or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires management to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volumes realized. Circulation revenue is recognized on a pro-rata basis over the term of the newspaper subscription or when the newspaper is delivered to the customer. Amounts JRN Newspapers receives from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long term liabilities in the consolidated balance sheets.

Printing revenue from external customers as well as third-party distribution revenue is recognized when the product is delivered in accordance with the customers’ instructions.

Goodwill and other intangible assets-JRN Newspapers amortizes definite-lived intangible assets, which historically consisted of customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks, on a straight-line basis over periods of five to 25 years. The costs incurred to renew or extend the term of certain customer relationships are expensed as incurred.

Indefinite-lived intangible assets, which consists of only goodwill, are reviewed for impairment at least annually or more frequently if impairment indicators are present, in accordance with ASC Topic 350, “Intangibles-Goodwill and Other.” The fair value measurements determined for purposes of performing our impairment tests are considered level 3 under the fair value hierarchy because they require significant unobservable inputs to be developed using estimates and assumptions which we determine and reflect those that a market participant would use. Under ASC Topic 350, the impairment review of goodwill must be based on estimated fair values.

JRN Newspapers’ annual impairment review measurement date is the first day of the fourth quarter of each year. The estimated fair value of goodwill is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review are calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth, as well as specific economic factors in the publishing industry, such as operating margins. These assumptions reflect JRN Newspapers’ best estimates, but these items involve inherent uncertainties based on market conditions generally outside of JRN Newspapers’ control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment of long-lived assets-In accordance with ASC Topic 360, “Property, Plant and Equipment,” property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. If an asset is considered impaired, a charge is recognized for the difference between the fair value and carrying value of the asset or group of assets. Fair value is measured by considering sale prices for similar assets or by discounting projected future cash flows using an appropriate discount rate. Such analyses necessarily involve significant judgment and, accordingly, actual results could vary significantly from such estimates.

Defined benefit plan-Retirement benefits are provided to eligible employees of Journal and JRN Newspapers through a defined benefit pension plan sponsored by Journal. The plan provides benefits based on years of service and the average compensation for the employee’s last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds.

It is Journal’s policy to fund the minimum for its defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”).

Retirement benefit obligations pursuant to the Journal-sponsored defined benefit pension plan have historically been, and will continue to be, an obligation of Journal. Therefore, JRN Newspapers elected to account for costs associated with this defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, “Compensation-Retirement Benefits.” ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal-sponsored defined benefit pension plan have been included in the combined balance sheets.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental Employee Retirement Plan-Journal sponsors an unfunded non-qualified pension plan for certain employees whose benefits under the pension plan and 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The unfunded non-qualified pension plan was permanently frozen effective January 1, 2011. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal ’s policy to fund its unfunded non-qualified pension plan as payments are made.

Journal recognizes the underfunded status of its unfunded non-qualified plan as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for the unfunded non-qualified pension plan, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Postretirement health benefits-Journal also provides certain postretirement health benefits for certain retired employees and their spouses, and certain active employees who were age 50 by December 31, 2006. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund postretirement benefits as claims are incurred.

Journal recognizes the underfunded status of its postretirement health benefit plans as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health benefits, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Income taxes-Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Journal recognizes an uncertain tax position when it is more likely than not to be sustained upon examination by taxing authorities and we measure the tax benefit as the largest amount of benefit, determined on a cumulative basis, which is more likely than not to be realized upon ultimate settlement.

New accounting standards

In August 2014, the Financial Accounting Standards Board ("FASB") issue ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In July 2013, the FASB issued guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The new guidance clarifies that companies should present an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

Effect of Inflation

Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment permits, increased selling prices. However, changes in newsprint prices could have an adverse impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

Three Quarters Ended September 28, 2014 compared to the Three Quarters Ended September 29, 2013

Our combined revenue in the three quarters of 2014 was $108.9 million, a decrease of $2.9 million, or 2.6%, compared to $111.8 million in the three quarters of 2013. Our combined operating costs and expenses in the three quarters of 2014 were $72.4 million, a decrease of $2.8 million, or 3.7%, compared to $75.2 million in the three quarters of 2013. Our combined selling and administrative expenses in the three quarters of 2014 were $31.3 million, a decrease of $0.6 million, or 1.9%, compared to $31.9 million in the three quarters of 2013.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total revenue for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	Percent of Total Revenue	YTD September 2013	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$98.5	90.4%	$101.5	90.8%
Community Publications	11.2	10.3	10.9	9.7
Eliminations	(0.8)	(0.7)	(0.6)	(0.5)
Total revenue	108.9	100.0	111.8	100.0

Total operating costs and expenses	72.4	66.5	75.2	67.3
Selling and administrative expense	31.3	28.7	31.9	28.5
Total operating costs and expenses and selling and administrative expenses	103.7	95.2	107.1	95.8
Total operating income	$5.2	4.8%	$4.7	4.2%

In the three quarters of 2014, our combined revenue was down $2.9 million due to declines in advertising and circulation revenue. Total advertising revenue was $56.5 million in the three quarters of 2014 and $58.5 million in the three quarters of 2013. Retail advertising revenue decreased $1.2 million in the three quarters of 2014 compared to the three quarters of 2013, primarily due to a decrease in advertising from a large advertiser and reduced spending from the healthcare segment. Classified advertising revenue decreased in the three quarters of 2014 by $0.6 million compared to the three quarters of 2013. The declines were in both the employment and real estate & rentals categories. Publishing digital advertising revenue of $9.6 million increased 3.0%, primarily due to increases in digital retail sponsorships and other revenue, partially offset by declines in classified digital advertising revenue. National advertising revenue decreased $0.2 million in the three quarters of 2014 due to a decline in preprints. Circulation revenue at our daily newspaper decreased $0.6 million in the three quarters of 2014 compared to the three quarters of 2013 primarily due to a decline in circulation volume. Commercial distribution revenue was essentially flat compared to the three quarters of 2013. Commercial print revenue decreased $0.3 million in the three quarters of 2014 compared to the three quarters of 2013.

Total expenses decreased $3.4 million in the three quarters of 2014 compared to the three quarters of 2013. The $2.8 million decrease in total operating costs and expenses in the three quarters of 2014 compared to the three quarters of 2013 was primarily due to expense savings in materials and delivery expenses. Selling and administrative expenses decreased $0.6 million in the three quarters of 2014 compared to the three quarters of 2013 due to decreased employee-related costs and other cost saving efforts.

Our combined operating income was $5.2 million in the three quarters of 2014, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013. The following table presents our operating income by segment for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	YTD September 2013
	(dollars in millions)
Daily Newspaper	$4.2	$4.2
Community Publications	1.0	0.5
Total operating income	$5.2	$4.7

The increase in total operating income was due to decreased operating costs and decreased selling and administrative expenses partially offset by declines in advertising and circulation revenue.

EBITDA in the three quarters of 2014 was $10.1 million, an increase of $0.2 million, or 2.0%, compared to $9.9 million in the three quarters of 2013. We define EBITDA as net income from continuing operations excluding provision for income taxes, total other expense, net (which is comprised of interest income and expense), depreciation and amortization. Management primarily uses EBITDA, among other things, to evaluate our operating performance compared to our operating plans and/or prior years and to value prospective acquisitions. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management, helps to improve their ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA is also a primary measure used externally by our investors and our peers in our industry for purposes of valuation and comparing our operating performance to other companies in the industry. EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies.

The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	YTD September 2013
	(dollars in millions)
Net income(1)	$3.1	$2.6
Provision for income taxes	1.9	1.8
Total other expense, net	0.1	0.3
Depreciation	4.9	5.1
Amortization	0.1	0.1
EBITDA	$10.1	$9.9

(1) Included in net income for the three quarters of 2014 are workforce reduction charges of $0.8 million. Included in net income from continuing operations for the three quarters of 2013 are workforce reduction charges of $0.7 million.

The increase in our EBITDA was consistent with the increase in our operating income for the reasons described above.

Revenue from our combined operations in the three quarters of 2014 was $108.9 million, a decrease of $2.9 million, or 2.6%, compared to $111.8 million in the three quarters of 2013. Operating income from our combined operations were $5.2 million in the three quarters of 2014, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013.

The following table presents our revenue by category and operating earnings for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014				YTD September 2013
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$39.5	$4.8	$—	$44.3	$40.9	$4.6	$—	$45.5	(2.6)%
Classified	9.2	1.4	—	10.6	9.8	1.4	—	11.2	(5.4)
National	1.6	—	—	1.6	1.8	—	—	1.8	(11.1)
Total advertising revenue	50.3	6.2	—	56.5	52.5	6.0	—	58.5	(3.4)
Circulation revenue	34.7	0.9	—	35.6	35.3	1.0	—	36.3	(1.9)
Other revenue	13.5	4.1	(0.8)	16.8	13.7	3.9	(0.6)	17.0	(1.2)
Total revenue	$98.5	$11.2	$(0.8)	$108.9	$101.5	$10.9	$(0.6)	$111.8	(2.6)%

Operating income	$4.2	$1.0	$—	$5.2	$4.2	$0.5	$—	$4.7	10.6%

Advertising revenue accounted for 51.9% of total revenue in the three quarters of 2014 and 52.3% of the total revenue in the three quarters of 2013. Retail advertising revenue in the three quarters of 2014 was $44.3 million, a decrease of $1.2 million, or 2.6%, compared to $45.5 million in the three quarters of 2013, primarily due to retail advertising revenue decreases at our daily newspaper. At our daily newspaper, retail advertising revenue decreased $1.4 million in the three quarters of 2014 compared to the three quarters of 2013, due to decreased spending from advertising as a result of the ongoing secular changes in the newspaper industry and the current economic environment. The retail advertising decline at our daily newspaper was driven by decreases in ROP and preprints. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned competitive advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2014. The $0.2 million increase in retail advertising revenue at our community newspapers business was due to increased gains in ROP advertising, primarily from our healthcare segment and local elections, combined with an increase in digital revenue from our community publication websites.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the employment demand, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the internet and the current economic environment, we experienced a decrease in ROP classified advertising revenue in the three quarters of 2014 compared to the three quarters of 2013. Classified advertising revenue in the three quarters of 2014 was $10.6 million, a decrease of $0.6 million, or 5.4%, compared to $11.2 million in the three quarters of 2013. At our daily newspaper, classified advertising revenue decreased $0.6 million, or 6.1%, in the three quarters of 2014 compared to the three quarters of 2013. At our community newspapers business, classified advertising revenue remained consistent at $1.4 million in the three quarters of 2014 and $1.4 million in the three quarters of 2013.

Total retail and classified digital advertising revenue at our daily newspaper was $9.4 million in the three quarters of 2014 and $9.2 million in the three quarters of 2013. Digital retail advertising revenue increased 6.9% compared to the three quarters of 2013, primarily due to increases in retail sponsorships and other digital revenue. Digital classified advertising revenue decreased 8.2% compared to the three quarters of 2013 due to a decrease in employment related advertising. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $1.6 million in the three quarters of 2014, a decrease of $0.2 million, or 11.1%, compared to $1.8 million in the three quarters of 2013. The decrease was primarily due to a decrease in preprint revenue.

Circulation revenue was $35.6 million in the three quarters of 2014, a decrease of $0.7 million, or 1.9%, compared to $36.3 million in the three quarters of 2013. At our daily newspaper, circulation revenue of $34.7 million in the three quarters of 2014 decreased $0.6 million compared to $35.3 million in the three quarters of 2013, primarily due to a decline in circulation volume. Circulation revenue decrease at the daily newspaper was driven by declines in home delivery and single copy volume, partially offset by an average rate increase and growth in digital revenue. At our community newspapers business, circulation revenue decreased $0.1 million in the three quarters of 2014 compared to the three quarters of 2013.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at our daily newspaper and commercial printing at our community newspapers, accounted for 15.4% of total revenue in the three quarters of 2014 compared to 15.2% in the three quarters of 2013. Other revenue was $16.8 million in the three quarters of 2014, a decrease of $0.2 million, or 1.2%, compared to $17.0 million in the three quarters of 2013, primarily due to a decrease in commercial printing revenue at the daily newspaper.

Operating income in the three quarters of 2014 was $5.2 million, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013. The increase in operating income was primarily due to decreased operating costs and decreased selling and administrative expenses partially offset by declines in advertising and circulation revenue. Total expenses decreased $3.4 million the three quarters of 2014 as compared to the three quarters of 2013, primarily due to expense savings in materials, payroll and delivery expenses. Total newsprint and paper costs were $10.7 million in the three quarters of 2014 compared to $11.6 million in the three quarters of 2013. There was a 6.0% decrease in newsprint consumption and a 1.8% decrease in average newsprint and paper pricing per metric ton.

Other Income and Expense and Taxes

Our effective tax rate was 38.2% in the three quarters of 2014 compared to 40.2% in the three quarters of 2013.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in the three quarters of 2014 was $0.1 million compared to $0.3 million in the three quarters of 2013.

Net Income

Our net income in the three quarters of 2014 was $3.1 million, an increase of $0.5 million, or 19.2%, compared to $2.6 million in the three quarters of 2013. The increase was due to increased operating earnings for the reasons described above.

Liquidity and Capital Resources

Historically, Journal provided capital, cash management and other treasury services to JRN Newspapers. Journal will continue to provide these services to JRN Newspapers until the Transactions are consummated. As part of these services, a majority of the cash balances are swept from JRN Newspapers to Journal on a daily basis. Following the Transactions, JRN Newspapers will no longer participate in capital management with Journal and JRN Newspapers’ ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. JRN Newspapers believes that its future cash from operations will provide adequate resources to fund its operating and financing needs for the foreseeable future. We expect to selectively invest resources in digital initiatives, our brands, employees, products and capital projects.

Workforce Reductions and Business Improvements

Our liability for separation benefits of $0.6 million as of September 28, 2014 will be paid by the third quarter of 2015. The ongoing activity of our liability for separation benefits during the three quarters ended September 28, 2014 and year ended December 29, 2013 were as follows:

	Balances as of December 29, 2013	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of September 28, 2014
	(dollars in millions)
Daily Newspaper	$0.3	$0.8	$(0.5)	$0.6
Total	$0.3	$0.8	$(0.5)	$0.6

Cash Flow

The table below details the total operating, investing and financing activity cash flows for the three quarters ended September 28, 2014 and September 29, 2013:

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Statement of Cash Flows
Net cash provided by operating activities	$10.5	$11.4
Net cash (used for) investing activities	(0.4)	(2.1)
Net cash (used for) financing activities	(10.5)	(9.1)
Net increase (decrease) in cash	$(0.4)	$0.2

Cash provided by operating activities was $10.5 million and $11.4 million in the three quarters ended September 28, 2014 and September 29, 2013, respectively.  The decrease in cash provided by operating activities was due to changes in working capital partially offset by higher net income.

Cash (used for) investing activities was $(0.4) million and $(2.1) million in the three quarters ended September 28, 2014 and September 29, 2013, respectively. Changes in cash (used for) investing activities year over year were due to changes in capital expenditures for property, plant and equipment of $(0.4) million and $(2.2) million in the three quarters ended September 28, 2014 and September 29, 2013 respectively.

Cash (used for) financing activities was $(10.5) million and $(9.1) million in the three quarters ended September 28, 2014 and September 29, 2013, respectively. Changes year over year were primarily driven by transactions with Journal, which are discussed in the “Related Party Transactions and Party Company Investment” footnote of the combined financial statements and the notes thereto included in this information statement.

Annex A

MASTER TRANSACTION AGREEMENT

Dated as of July 30, 2014

by and among

The E. W. Scripps Company,
Scripps Media, Inc.,
Desk Spinco, Inc.,
Desk NP Operating, LLC,
Desk NP Merger Co.,
Desk BC Merger, LLC,
Journal Communications, Inc.,
Boat Spinco, Inc.,
Boat NP Merger Co., and
Boat NP Newco, Inc.

A - i

A - ii

A - iii

A - iv

Exhibits and Appendices

Exhibit A	Employee Matters Agreement
Exhibit B	Exchange Agent Agreement
Exhibit C	Scripps Tax Matters Agreement
Exhibit D	Journal Tax Matters Agreement
Exhibit E	Transition Services Agreement
Exhibit F	Newco Articles of Incorporation
Exhibit G	Newco Bylaws

Appendix I	Journal Broadcast Business
Appendix II	Journal Broadcast Entities
Appendix III	Journal Newspaper Business
Appendix IV	Scripps Broadcast Business
Appendix V	Scripps Broadcast Entities
Appendix VI	Scripps Newspaper Business

A - v

MASTER TRANSACTION AGREEMENT

THIS MASTER TRANSACTION AGREEMENT (this “Agreement”), dated July 30, 2014, is by and among The E. W. Scripps Company, an Ohio corporation (“Scripps”), Scripps Media, Inc., a Delaware corporation and wholly owned subsidiary of Scripps (“SMI”), Desk Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of SMI (“Scripps Spinco”), Desk NP Operating, LLC, a Wisconsin limited liability company and wholly owned subsidiary of SMI (“SNOC”), Desk BC Merger, LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps (“Scripps Broadcast Merger, LLC”), Journal Communications, Inc., a Wisconsin corporation (“Journal”), Boat Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of Journal (“Journal Spinco”), Boat NP Newco, Inc., a Wisconsin corporation (“Newco”), Desk NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Scripps Newspaper Merger Sub”) and Boat NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Journal Newspaper Merger Sub”).

WHEREAS, the Board of Directors of Scripps has determined that it is advisable and in the best interests of Scripps and the Scripps Shareholders to separate the newspaper business of Scripps pursuant to a spin-off of Scripps Spinco to the Scripps Shareholders effectuated through a series of transactions described in Article 2, and the Board of Directors of Journal has determined that it is advisable and in the best interests of Journal and the Journal Shareholders to separate the newspaper business of Journal pursuant to a spin-off of Journal Spinco to the Journal Shareholders through a series of transactions described in Article 3, with the separation in each case intended to (i) facilitate the transactions described in this Agreement, consistent with regulatory requirements, (ii) allow for more tailored management incentives, (iii) increase the per-share combined value of the separated companies, (iv) separate businesses with differing strategic directions, (v) eliminate existing constraints regarding capital allocation, (vi) concentrate management focus, (vii) accommodate differing shareholder bases, and (vii) achieve other corporate business purposes including “fit-and-focus” benefits;

WHEREAS, the Board of Directors of Scripps has determined that it is advisable and in the best interests of Scripps and the Scripps Shareholders to merge Scripps Newspaper Merger Sub with and into Scripps Spinco following the Scripps Newspaper Distribution, with Scripps Spinco surviving the merger as a wholly owned subsidiary of Newco (the “Scripps Newspaper Merger”);

WHEREAS, the Board of Directors of Journal has determined that it is advisable and in the best interests of Journal and the Journal Shareholders to merge Journal Newspaper Merger Sub with and into Journal Spinco following the Journal Newspaper Distribution, with Journal Spinco surviving the merger as a wholly owned subsidiary of Newco (the “Journal Newspaper Merger”, and together with the Scripps Newspaper Merger, the “Newspaper Mergers”);

WHEREAS, the Board of Directors of Scripps has determined that it is advisable and in the best interests of Scripps and the Scripps Shareholders that Scripps, prior to the Broadcast Merger, pay a special dividend of cash to the Scripps Shareholders in the aggregate amount of $60 million (the “Pre-Broadcast Merger Dividend”);
WHEREAS, the Boards of Directors of Scripps and Journal have determined that it is advisable and in the respective best interests of Scripps and Journal and their respective shareholders to merge Journal into Scripps Broadcast Merger, LLC following the Newspaper Mergers, with Scripps Broadcast Merger, LLC surviving the merger as a wholly owned subsidiary of Scripps (the “Broadcast Merger”, and together with the Newspaper Mergers, the “Mergers”);

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the SMI Newspaper Contribution and the SMI Newspaper Distribution should qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the SMI Newspaper Distribution should qualify as tax-free under Section 355(a) of the Code to Scripps and as tax-free to SMI under Section 361(c) of the Code;

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the Scripps Newspaper Contribution and the Scripps Newspaper Distribution should qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code;

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the Scripps Newspaper Distribution should qualify as tax-free under Section 355(a) of the Code to the Scripps Shareholders and as tax-free to Scripps under Section 361(c) of the Code;

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the Journal Newspaper Contribution and the Journal Newspaper Distribution should qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code;

WHEREAS, it is the intention of the parties hereto that, for United States federal income tax purposes, the Journal Newspaper Distribution should qualify as tax-free under Section 355(a) of the Code to the Journal Shareholders, and it is expected that the Journal Newspaper Distribution will be taxable to Journal under Section 355(e) of the Code;

WHEREAS, it is the intention of the parties hereto that the Newspaper Mergers should constitute exchanges described in Section 351 of the Code and/or reorganizations described in Sections 368(a)(1)(B) and/or  368(a)(2)(E) of the Code;

WHEREAS, it is the intention of the parties hereto that the Broadcast Merger should constitute a reorganization described in Section 368(a) of the Code; and

WHEREAS, it is the intention of the parties hereto that this Agreement is, and is hereby adopted as, a “plan of reorganization” under Section 368 of the Code for all applicable Transactions.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01  Definitions. (a) As used herein, the following terms have the following meanings:

“Action” means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by Contract or otherwise.  For purposes hereof, Scripps Networks Interactive, Inc. and each of its Subsidiaries shall not be deemed to be an “Affiliate” of Scripps.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other Third Parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(i)            all accounting and other books, records and files whether in paper, computer, electronic or any other form;

(ii)           all personal property and interests therein, including machinery, equipment, furniture, office equipment, communications equipment, vehicles, storage tanks, spare and replacement parts, special and general tools, and other tangible personal property;

(iii)          all inventories of newsprint, ink, materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(iv)          all interests in real property of whatever nature, including fee simple and leasehold interests and interests in easements and rights of way, whether as owner, mortgagee or holder of a Lien in real property, lessor, sublessor, lessee, sublessee or otherwise, and copies of all related documentation;

(v)           all license agreements, leases of personal property, open purchase orders for newsprint, ink, raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments;

(vi)          all deposits (including deposits with vendors), letters of credit and performance and surety bonds;

(vii)         all domestic and foreign patents, copyrights, trade names, trademarks, service marks and registrations and applications for any of the foregoing, mask works, trade secrets, inventions, other proprietary information and licenses from third Persons granting the right to use any of the foregoing;

(viii)        all computer applications, programs and other software, including operating software, network software, firmware, middleware, design software, design tools, systems documentation and instructions;

(ix)           all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, records pertaining to customers and customer accounts, customer and vendor data, correspondence and lists, product literature, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(x)            all prepaid expenses, trade accounts and other accounts and notes receivable;

(xi)           all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choices in action or similar rights, whether accrued or contingent;

(xii)          all insurance proceeds and rights under insurance policies and all rights in the nature of insurance, indemnification or contribution; and

(xiii)         all licenses, permits, approvals and authorizations that have been issued by any Governmental Authority.

“Benefit Plan” means each material “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment, change in control, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation (whether funded or unfunded), vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits).
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Communications Laws” means the Communications Act of 1934, as amended, and the rules, regulations and written policies of the FCC promulgated pursuant thereto.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of February 28, 2014, between Scripps and Journal.

“Consents” means any consents, waivers or approvals from, or notification requirements to, any Third Parties, other than Governmental Approvals.

“Contract” means any legally binding contract, agreement, note, bond, indenture, debenture, guarantee, mortgage, deed of trust, lease, license, sublease, instrument, arrangement, commitment, obligation or understanding, whether or not in writing.

“Credit Support Arrangement” means guaranties, letters of credit or other credit arrangements issued by or for the account of any Person to support or facilitate business transactions.

“DGCL” means the Delaware General Corporation Law, as amended.

“Distributions” means the Scripps Newspaper Distribution and the Journal Newspaper Distribution.

“Distribution Time” means such time as is mutually agreed by Scripps and Journal for the consummation of the Distributions on the Closing Date.

“Employee Matters Agreement” means the Employee Matters Agreement entered into on the date of this Agreement by Newco and Scripps, attached hereto as Exhibit A.

“Environmental Laws” means all Applicable Laws and all agreements with any Governmental Authority relating to the environment or to Hazardous Substances.

“Environmental Liabilities” means Liabilities or obligations of or relating to any entity, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law or any Hazardous Substance.

“Environmental Permits” means all Governmental Approvals required by Environmental Laws and relating to the business of any entity as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” means Wells Fargo Bank, National Association.

“Exchange Agent Agreement” means the exchange agent agreement to be entered into on or prior to the Closing Date, substantially in the form attached hereto as Exhibit B.

“FCC” means the Federal Communications Commission.

“FCC Licenses” means all licenses, permits and other authorizations issued to Scripps or Journal or their respective Subsidiaries, as applicable, by the FCC.

“First Date” means the date on which the first of the following occurs: (i) the FCC Consent is obtained or (ii) the Registration Statement referred to in clause (i) of the definition of Registration Statement, which includes a joint proxy statement of Scripps and Journal, is declared effective by the SEC; but in no event shall the First Date be earlier than the sixty-first (61st) day following the date of this Agreement.

“Fully Diluted Basis” means, as to any Person, all of the issued and outstanding shares of common stock of such Person assuming the exercise of all outstanding options, the conversion of all convertible securities, immediate vesting and lifting of restrictions of all restricted stock or restricted stock units and the settlement of all stock appreciation rights, phantom stock and other similar securities.

“GAAP” means generally accepted accounting principles in effect in the United States at the relevant time, consistently applied.

“Governmental Approvals” means any notices, registrations, reports or other filings to be made with, or any consents, approvals, permits, licenses, authorizations or waivers to be obtained from, any Governmental Authority.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental or regulatory authority, department, court, agency or official, including any political subdivision thereof, including any contractors of a governmental authority, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum and petroleum products or derivatives, asbestos and urea formaldehyde, polychlorinated biphenyls, and any other substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“IRS” means the Internal Revenue Service.

“Journal Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to, or any Third Party indication of interest in, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Journal and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Journal or any committee thereof), or assets comprising 15% or more of the consolidated revenues of Journal and its Subsidiaries, including in any such case through the acquisition of one or more Subsidiaries of Journal owning such assets, (ii) acquisition or purchase, direct or indirect, of 15% or more of any class of equity or voting securities of Journal or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its Subsidiaries, (iii) tender offer (including a self-tender offer) or exchange offer that, if consummated, could result in any Person or group beneficially owning 15% or more of any class of equity or voting securities of Journal or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its Subsidiaries, (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Journal, or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Journal and its Subsidiaries or (v) other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Transactions.

“Journal Benefit Plan” means any Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Journal or any of its Subsidiaries.

“Journal Broadcast Assets” means all Assets of Journal and its Subsidiaries other than the Journal Newspaper Assets and including:

(i)            all capital stock or other ownership interests in the Journal Broadcast Entities;

(ii)           all cash and cash equivalents held by the Journal Broadcast Entities;

(iii)          any Assets that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Assets to be retained by or assigned to Journal or a Subsidiary of Journal (other than the Journal Newspaper Entities);

(iv)          any Assets listed or described on Section 1.01 of the Journal Disclosure Schedule under the heading “Journal Broadcast Assets”;

(v)           the minute books, stock ledgers and Tax records of Journal and its Subsidiaries (other than those pertaining solely to the Journal Newspaper Business);

(vi)          all claims, causes of action and rights of Journal and its Subsidiaries against any Third Party to the extent relating to any Journal Broadcast Liabilities or to any Liabilities for which Journal or its Subsidiaries (other than the Journal Newspaper Entities) is responsible under this Agreement (including rights of set-off, rights to refunds and rights of recoupment from or against any such Third Party);
(vii)         all bank accounts of Journal and its Subsidiaries, other than those of the Journal Newspaper Entities;

(viii)        all stock or other equity interests in any Person (other than in the Journal Newspaper Entities);

(ix)           unless otherwise expressly set forth in the Employee Matters Agreement, any and all Journal Benefit Plans and any assets related thereto or intended to assist in the funding thereof; and

(x)            Assets related to any Overhead and Shared Services, except as described on Section 1.01 of the Journal Disclosure Schedule under the heading “Overhead and Shared Services.”

Subject to the foregoing sentence, in the event that any Asset is included in both the definition of “Journal Newspaper Asset” and “Journal Broadcast Asset” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any other Transaction Agreement), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Journal Newspaper Asset or Journal Broadcast Asset based upon whether it is used or held for use primarily in connection with the Journal Newspaper Business or the Journal Broadcast Business.

“Journal Broadcast Business” means the business of operating the television and radio stations listed on Appendix I attached hereto.

“Journal Broadcast Entities” means the entities listed on Appendix II attached hereto.

“Journal Broadcast Group” means the direct or indirect interest of Journal (either itself or through its direct or indirect Subsidiaries, or any of their predecessors or successors) in all businesses, Assets and Liabilities of Journal and its Subsidiaries, other than the Journal Newspaper Business.

“Journal Broadcast Liabilities” means all Liabilities of Journal and its Subsidiaries other than the Journal Newspaper Liabilities and including, for the avoidance of doubt:

(i)            any Liabilities that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Liabilities to be retained or assumed by Journal or a Subsidiary of Journal (other than any Journal Newspaper Entity), and all agreements, obligations and Liabilities of Journal or a Subsidiary of Journal (other than any Journal Newspaper Entity) under the Transaction Agreements;

(ii)           all Liabilities of the Journal Broadcast Entities;

(iii)          all Liabilities to the extent related to Journal Broadcast Assets; and
(iv)          all Liabilities listed or described on Section 1.01 of the Journal Disclosure Schedule under the heading “Journal Broadcast Liabilities”.

Subject to the foregoing sentence, in the event that any Liability is included in both the definition of “Journal Newspaper Liability” and “Journal Broadcast Liability” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any of the other Transaction Agreements), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Journal Newspaper Liability or Journal Broadcast Liability to the extent it relates to the Journal Newspaper Business or the Journal Broadcast Business, respectively.

“Journal Class A Common Stock” means the Class A Common Stock, $0.01 par value per share, of Journal.

“Journal Class B Common Stock” means the Class B Common Stock, $0.01 par value per share, of Journal.

“Journal Common Stock” means the Journal Class A Common Stock and the Journal Class B Common Stock.

“Journal Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of December 5, 2012, among Journal Communications, Inc., certain subsidiaries thereof, the several lenders party thereto, U.S. Bank National Association, as administrative agent, and Sun Trust Bank and Bank of America, N.A., as co-syndication agents.

“Journal Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Journal to Scripps.

“Journal Employee Stock Purchase Plan” means the Journal Communications, Inc. 2003 Employee Stock Purchase Plan, as amended and restated through December 8, 2009.

“Journal Equity Value” means the amount equal to (i) the number of issued and outstanding shares of Journal Common Stock, multiplied by (ii) the closing sale share price of Journal Class A Common Stock as reported by the Wall Street Journal, in each case as of the close of business on the next Business Day after the first day on which the Transactions shall have been publicly announced.
“Journal Material Adverse Effect” means (i) with respect to the Journal Newspaper Business, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Journal Newspaper Business, taken as a whole, or on the ability of Journal to perform in all material respects its obligations under this Agreement, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the industries in which the Journal Newspaper Business (including the Journal Newspaper Entities) operates, but only to the extent the effect on the Journal Newspaper Business, taken as a whole, is not materially worse than the effect on the Scripps Newspaper Business, taken as a whole, (B) changes in general economic, regulatory (including changes in Applicable Laws, accounting rules or interpretations of the foregoing) or political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, but only to the extent the effect on the Journal Newspaper Business, taken as a whole, is not materially worse than the effect on the Scripps Newspaper Business, taken as a whole, (C) the announcement of this Agreement or of the Transactions, (D) any decline in the market price, or change in trading volume, of the capital stock of Journal, or (E) any failure of Journal and its consolidated Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; and (ii) with respect to the Journal Broadcast Business, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Journal Broadcast Business, taken as a whole, or on the ability of Journal to perform in all material respects its obligations under this Agreement, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the industries in which the Journal Broadcast Business (including the Journal Broadcast Entities) operate, but only to the extent the effect on the Journal Broadcast Business, taken as a whole, is not materially worse than the effect on the Scripps Broadcast Business, taken as a whole, (B) changes in general economic, regulatory (including changes in Applicable Laws, accounting rules or interpretations of the foregoing) or political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, but only to the extent the effect on the Journal Broadcast Business, taken as a whole, is not materially worse than the effect on the Scripps Broadcast Business, taken as a whole, (C) the announcement of this Agreement or of the Transactions, (D) any decline in the market price, or change in trading volume, of the capital stock of Journal, or (E) any failure of Journal and its consolidated Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position.

“Journal Newspaper Assets” means any Assets that are owned, used or held for use by Journal or any of its Subsidiaries primarily in connection with the Journal Newspaper Business as the same shall exist on the Closing Date, including:

(i)            the Assets of the Journal Newspaper Business, the Journal Newspaper Entities and the Journal Newspaper Group (other than cash and cash equivalents retained as Journal Broadcast Assets), unless disposed of to Third Parties after the date thereof;

(ii)           any Journal Newspaper Contracts;

(iii)          any capital stock or other ownership interests in the Journal Newspaper Entities;

(iv)          all right, title and interest of Journal and its Subsidiaries (to the extent relating to the Journal Newspaper Business) in the Journal Newspaper Leases set forth on Section 8.19(a) of the Journal Disclosure Schedule and in the Journal Newspaper Owned Properties set forth on Section 8.19(b) of the Journal Disclosure Schedule;
(v)           all rights relating to Journal’s names and Websites, including the right to use Journal’s names in any format, except for the Websites of the Journal Broadcast Business;

(vi)          any Assets that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Assets to be retained by or assigned to the Journal Newspaper Business or any Journal Newspaper Entity;

(vii)         any Governmental Approvals held in the name of Journal or any of its Subsidiaries that are solely related to the Journal Newspaper Business;

(viii)        the minute books, stock ledgers and Tax records pertaining solely to the Journal Newspaper Business, and copies of the Tax records of Journal and its other Subsidiaries that pertain partly to the Journal Newspaper Business; and

(ix)           any Assets listed or described on Section 1.01 of the Journal Disclosure Schedule under the heading “Journal Newspaper Assets”.

Subject to the foregoing sentence, in the event that any Asset is included in both the definition of “Journal Newspaper Asset” and “Journal Broadcast Asset” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any other Transaction Agreement), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Journal Newspaper Asset or Journal Broadcast Asset based upon whether it is used or held for use primarily in connection with the Journal Newspaper Business or primarily in connection with the Journal Broadcast Business.

“Journal Newspaper Business” means the business of publishing and distributing the newspapers listed on Appendix III attached hereto.

“Journal Newspaper Contracts” means the following Contracts to which Journal or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing:

(i)            any Contract that relates primarily to the Journal Newspaper Business;

(ii)           any Contract or other instrument representing Journal Newspaper Liabilities;

(iii)          any Contract that is expressly contemplated pursuant to this Agreement or any of the other Transaction Agreements to be assigned or transferred to or retained by a Journal Newspaper Entity; and

(iv)          any guarantee, indemnity, representation, warranty or other Liability of Journal or any of its Subsidiaries in respect of any Journal Newspaper Contract, any Journal Newspaper Liability or the Journal Newspaper Business.

Notwithstanding the preceding sentence, “Journal Newspaper Contracts” do not include any such Contract that is expressly contemplated to be assigned to or retained by Journal or any of its Subsidiaries (other than the Journal Newspaper Entities) pursuant to any Transaction Agreement.
With respect to any Contract that relates in material part to both the Journal Newspaper Business and the Journal Broadcast Business and that is not specifically contemplated by this Agreement to be assigned to or retained by the Journal Newspaper Entities or Journal and its Subsidiaries (other than the Journal Newspaper Entities), the parties hereto will cooperate in good faith to apportion the rights and obligations thereunder to the Journal Newspaper Business and the Journal Broadcast Business, and to treat such Contract  as a Journal Newspaper Contract only to the extent relating to the Journal Newspaper Business.

“Journal Newspaper Distribution” means the distribution on the Closing Date by Journal to the holders of Journal Common Stock of shares of Journal Spinco Common Stock upon the terms and conditions more fully set forth in Section 3.06.

“Journal Newspaper Entities” means Journal Spinco and each of its Subsidiaries.

“Journal Newspaper Exchange Ratio” shall have the meaning ascribed thereto in Section 6.01(a) of this Agreement.

“Journal Newspaper Group” means the direct or indirect interest of Journal (either itself or through its direct or indirect Subsidiaries, or any of their predecessors or successors) in the Journal Newspaper Business.

“Journal Newspaper Liabilities” means:

(i)            any Liabilities that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Liabilities to be retained or assumed by any Journal Newspaper Entity and all agreements, obligations and Liabilities of any Journal Newspaper Entity under the Transaction Agreements;

(ii)           all Liabilities listed or described on Section 1.01 of the Journal Disclosure Schedule under the heading “Journal Newspaper Liabilities”; and

(iii)          any Liabilities, including any employee-related Liabilities (except as expressly set forth in the Tax Matters Agreements or the Employee Matters Agreement) and including any Environmental Liabilities, primarily relating to, arising out of or resulting from (whether arising before, on or after the Closing Date):

(A)          the Journal Newspaper Group, including the operation of the Journal Newspaper Business, as conducted at any time prior to, on or after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(B)           the operation of any business conducted by any Journal Newspaper Entity at any time after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority)); or

(C)           any Journal Newspaper Asset.

Subject to the foregoing sentence, in the event that any Liability is included in both the definition of “Journal Newspaper Liability” and “Journal Broadcast Liability” then (1) if it is specifically referred to in a definition or schedule or otherwise (including in any of the other Transaction Agreements), it shall be treated in accordance with such specific reference and (2) otherwise it shall be treated as a Journal Newspaper Liability or Journal Broadcast Liability to the extent it relates to the business of the Journal Newspaper Group or the Journal Broadcast Group, respectively.  Notwithstanding the foregoing, the term “Journal Newspaper Liabilities” shall not include (Y) any Tax liability attributable to any gain recognized by Journal (or by any entity that is a Subsidiary of Journal immediately prior to the Journal Newspaper Distribution) as a result of the Journal Newspaper Distribution or (Z) any Journal Liabilities, except as set forth on Section 1.01 of the Journal Disclosure Schedule under the heading “Journal Newspaper Liabilities” or for services provided pursuant to the Transition Services Agreement.

“Journal Qualifying Party” shall mean any Person from whom Journal has received, after the date of this Agreement and prior to 11:59 p.m., Central Time, on the thirtieth (30th) day following the date of this Agreement, an unsolicited written Journal Acquisition Proposal that the Journal Board of Directors determines in good faith, after consultation with a nationally recognized financial advisor and outside legal counsel, is bona fide and constitutes or is reasonably likely to result in a Journal Superior Proposal; provided, however, that any Journal Qualifying Party shall cease to be a Journal Qualifying Party for all purposes under this Agreement at such time as such Journal Acquisition Proposal made by such Person (including all revisions, modifications, changes or amendments to such Journal Acquisition Proposal made in the course of negotiations between such Journal Qualifying Party and Journal) is formally rejected, withdrawn, terminated, expires or no longer constitutes or is reasonably likely to result in a Journal Superior Proposal; and provided, further, that any Journal Qualifying Party shall cease to be a Journal Qualifying Party for all purposes under this Agreement after 11:59 p.m., Central Time, on the sixtieth (60th) day following the date of this Agreement.

“Journal RSUs” means the outstanding grants of restricted stock units with respect to Journal Common Stock granted under any stock incentive or other plan or arrangement of Journal.

“Journal SARs” means the outstanding grants of stock appreciation rights with respect to Journal Common Stock granted under any stock incentive or other plan or arrangement of Journal.

“Journal Shareholder Approval” means the approval of (i) the Journal Newspaper Distribution and the Journal Newspaper Merger and (ii) the Broadcast Merger, both by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%)  of the voting power of the outstanding shares of Journal Class A Common Stock and Journal Class B Common Stock, voting together as one class, entitled to vote at the Journal Shareholders’ Meeting or any adjournment, postponement or recess thereof.
“Journal Shareholders” means the holders of Journal Common Stock.

“Journal Spinco Common Stock” means the Common Stock, par value $0.01 per share, of Journal Spinco.

“Journal Stations” means the full-power broadcast radio and television stations whose licenses are listed as Primary Journal FCC Licenses on Section 8.14(a) of the Journal Disclosure Schedule.

“Journal Stock Option” means any option to purchase shares of Journal Class B Common Stock granted under any employee stock option or compensation plan or arrangement of Journal.

“Journal Superior Proposal” means any bona fide, unsolicited written Journal Acquisition Proposal made by a Third Party that the Journal Board in good faith determines, after having received the advice of a nationally recognized financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other terms of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such Journal Acquisition Proposal to obtain financing, and any changes to the terms of this Agreement proposed by Scripps in response to such offer or proposal or otherwise, to be more favorable, including without limitation from a financial point of view, to Journal and the Journal Shareholders than the Transactions, is reasonably likely to be consummated, and for which financing, to the extent required, is then fully committed or is reasonably determined by the Journal Board to be attainable.  For purposes of the definition of “Journal Superior Proposal,” (A) each reference to “15% or more” or “more than 15%” in the definition of “Journal Acquisition Proposal” shall be replaced with “100%”, (B) clauses (ii) and (iii) of the definition of “Journal Acquisition Proposal” shall be read without the references to “any class of equity or” and (C) “100% of the voting securities of” shall be added immediately preceding the first reference to “Journal” in clause (iv) of the definition of “Journal Acquisition Proposal”.

“Knowledge” of Scripps or Journal, as the case may be, means the knowledge, after reasonable inquiry, of such Person’s employees set forth on Section 1.01 of the Scripps Disclosure Schedule or Section 1.01 of the Journal Disclosure Schedule, as the case may be, under the heading “Knowledge of Scripps” or “Knowledge of Journal”, as the case may be.

“Liabilities” means any and all losses, claims, charges, debts, demands, Actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any law, rule, regulation, Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract or undertaking, including those arising under the Transaction Agreements or incurred by a party thereto in connection with enforcing its rights to indemnification thereunder, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Newco Common Stock” means the Common Stock, par value $0.01 per share, of Newco.

“Newspaper Merger Subs” means Scripps Newspaper Merger Sub and Journal Newspaper Merger Sub.

“NYSE” means the New York Stock Exchange LLC.

“ORC” means the Ohio Revised Code, as amended.

“Organizational Documents” means articles or certificate of incorporation, bylaws, code of regulations, or other organizational documents.

“Overhead and Shared Services” means (i) in the case of the Journal Newspaper Business, ancillary corporate or shared services provided by Journal and its Subsidiaries (other than the Journal Newspaper Entities) to or in support of the Journal Newspaper Business that are general corporate or other overhead services or provided to both the Journal Newspaper Business and other businesses of Journal and its Subsidiaries and (ii) in the case of the Scripps Newspaper Business, ancillary corporate or shared services provided by Scripps and its Subsidiaries (other than the Scripps Newspaper Entities) to or in support of the Scripps Newspaper Business that are general corporate or other overhead services or provided to both the Scripps Newspaper Business and other businesses of Scripps and its Subsidiaries, in the case of either (i) or (ii), which may include, as applicable, access to hardware and software related to general corporate or overhead functions, travel and entertainment services, temporary or contract labor services, office supplies services (including copiers), computer hardware and software services, fleet services, energy/utilities services, procurement, sales and marketing services, treasury and cash processing services, public relations, legal and risk management (including insurance) services (including workers’ comp), executive office expense, payroll services, information technology and telecommunications services, consolidation and technical accounting, tax services, accounting and internal audit services, employee benefits services, credit, billing, collections, accounts receivable and accounts payable services, freight, logistics and expediter services, property management services and environmental support services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.
“Per Share Broadcast Merger Consideration” or “Broadcast Exchange Ratio” means 0.5176 of a Scripps Class A Common Share.

“Permitted Liens” means (i) Liens securing indebtedness reflected, in the case of Scripps, in the unaudited balance sheet of Scripps as of March 31, 2014 included in the Scripps Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and, in the case of Journal, in the unaudited balance sheet of Journal as of March 30, 2014 included in the Journal Quarterly Report on Form 10-Q for the quarter ended March 30, 2014, (ii) nonmonetary Liens consisting of zoning or planning restrictions, permits, recorded easements, covenants and other restrictions or limitations on the use or occupancy of real property or nonmonetary imperfections in or nonmonetary encumbrances affecting title thereto, which would not, individually or in the aggregate,  reasonably be expected to materially impair the use of such property as it is presently used in connection with the business or materially and adversely affect the value of such property, and Liens affecting lessor’s interest in any leased premises; provided, however, the foregoing shall not limit any representations and warranties of the parties in this Agreement, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which adequate reserves have been created in accordance with GAAP, (iv) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business consistent with past practice for amounts not in default or which are being contested in good faith and for which adequate reserves have been created in accordance with GAAP,  and (v) nonmonetary Liens which would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the use of such assets in the business or the value of such assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

“Record Date” means the close of business on such date as is mutually agreed upon by Scripps and Journal.

“Registration Statement(s)” means (i) the registration statement on Form S-4 (which shall include a joint proxy statement) to be filed by Scripps to register under the Securities Act the Scripps Class A Common Shares to be issued in the Broadcast Merger (together with any amendments or supplements thereto) and (ii) the combined registration statement on Form S-1/S-4 to register under the Securities Act and the Exchange Act, as applicable, the Newco Common Stock to be issued and distributed in connection with the Newspaper Mergers (together with any amendments or supplements thereto).

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
“Scripps Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to, or any Third Party indication of interest in, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Scripps and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Scripps or any committee thereof), or assets comprising 15% or more of the consolidated revenue of Scripps and its Subsidiaries, including in any such case through the acquisition of one or more Subsidiaries of Scripps owning such assets, (ii) acquisition or purchase, direct or indirect, of 15% or more of any class of equity or voting securities of Scripps or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its Subsidiaries, (iii) tender offer (including a self-tender offer) or exchange offer that, if consummated, could result in any Person or group beneficially owning 15% or more of any class of equity or voting securities of Scripps or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its Subsidiaries, (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Scripps, or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Scripps and its Subsidiaries or (v) other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Transactions.

“Scripps Benefit Plan” means any Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Scripps or any of its Subsidiaries.

“Scripps Broadcast Assets” means all Assets of Scripps and its Subsidiaries other than the Scripps Newspaper Assets and including:

(i)            all capital stock or other ownership interests in the Scripps Broadcast Entities;

(ii)           all cash and cash equivalents held by the Scripps Newspaper Entities;

(iii)          any Assets that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Assets to be retained by or assigned to Scripps or a Subsidiary of Scripps (other than the Scripps Newspaper Entities);

(iv)          any Assets listed or described on Section 1.01 of the Scripps Disclosure Schedule under the heading “Scripps Broadcast Assets”;

(v)           the minute books, stock ledgers and Tax records of Scripps and its Subsidiaries (other than those pertaining solely to the Scripps Newspaper Business);

(vi)          all claims, causes of action and rights of Scripps and its Subsidiaries against any Third Party to the extent relating to any Scripps Broadcast Liabilities or to any Liabilities for which Scripps or its Subsidiaries (other than the Scripps Newspaper Entities) is responsible under this Agreement (including rights of set-off, rights to refunds and rights of recoupment from or against any such Third Party);
(vii)         all rights relating to Scripps’s names and Websites, including the right to use Scripps’s names in any format, except for the Websites of the Scripps Newspaper Business;

(viii)        all bank accounts of Scripps and its Subsidiaries, other than those of the Scripps Newspaper Entities;

(ix)           all stock or other equity interests in any Person (other than in the Scripps Newspaper Entities);

(x)            unless otherwise expressly set forth in the Employee Matters Agreement, any and all Scripps Benefit Plans and any assets related thereto or intended to assist in the funding thereof; and

(xi)           Assets related to any Overhead and Shared Services.

Subject to the foregoing sentence, in the event that any Asset is included in both the definition of “Scripps Newspaper Assets” and “Scripps Broadcast Assets” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any other Transaction Agreement), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Scripps Newspaper Asset or Scripps Broadcast Asset based upon whether it is used or held for use primarily in connection with the Scripps Newspaper Business or primarily in connection with the Scripps Broadcast Business.

“Scripps Broadcast Business” means the business of operating the television stations listed on Appendix IV attached hereto.

“Scripps Broadcast Entities” means the entities listed on Appendix V attached hereto.

“Scripps Broadcast Group” means the direct or indirect interest of Scripps (either itself or through its direct or indirect Subsidiaries, or any of their predecessors or successors) in all businesses, Assets and Liabilities of Scripps and its Subsidiaries, other than the Scripps Newspaper Business.

“Scripps Broadcast Liabilities” means all Liabilities of Scripps and its Subsidiaries other than the Scripps Newspaper Liabilities and including, for the avoidance of doubt:

(i)            any Liabilities that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Liabilities to be retained or assumed by Scripps or a Subsidiary of Scripps (other than any Scripps Newspaper Entity), and all agreements, obligations and Liabilities of Scripps or a Subsidiary of Scripps (other than any Scripps Newspaper Entity) under the Transaction Agreements;

(ii)           all Liabilities of the Scripps Broadcast Entities;

(iii)          all Liabilities to the extent related to Scripps Broadcast Assets; and

(iv)          all Liabilities listed or described on Section 1.01 of the Scripps Disclosure Schedule under the heading “Scripps Broadcast Liabilities”.
Subject to the foregoing sentence, in the event that any Liability is included in both the definition of “Scripps Newspaper Liabilities” and “Scripps Broadcast Liabilities” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any of the other Transaction Agreements), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Scripps Newspaper Liability or Scripps Broadcast Liability to the extent it relates to the Scripps Newspaper Group or the Scripps Broadcast Group, respectively.

“Scripps Class A Common Shares” means the Class A Common Shares, par value $0.01 per share, of Scripps.

“Scripps Common Shares” means the Scripps Class A Common Shares and the Scripps Common Voting Shares.

“Scripps Common Voting Shares” means the Common Voting Shares, par value of $0.01 per share, of Scripps.

“Scripps Credit Agreement” means the Amended and Restated Revolving Credit and Term Loan Agreement dated as of November 26, 2013, among The E. W. Scripps Company, as Borrower, the Lenders from time to time party thereto, as Lenders, SunTrust Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Documentation Agent, and Royal Bank of Canada, as Syndication Agent.

“Scripps Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Scripps to Journal.

“Scripps Family Agreement” means that certain Scripps Family Agreement, dated October 15, 1992, as amended.

“Scripps Material Adverse Effect” means (i) with respect to the Scripps Newspaper Business, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Scripps Newspaper Business, taken as a whole, or on the ability of Scripps to perform in all material respects its obligations under this Agreement, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the industries in which the Scripps Newspaper Business (including the Scripps Newspaper Entities) operates, but only to the extent the effect on the Scripps Newspaper Business, taken as a whole, is not materially worse than the effect on the Journal Newspaper Business, taken as a whole, (B) changes in general economic, regulatory (including changes in Applicable Laws, accounting rules or interpretations of the foregoing) or political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, but only to the extent the effect on the Scripps Newspaper Business, taken as a whole, is not materially worse than the effect on the Journal Newspaper Business, taken as a whole, (C) the announcement of this Agreement or of the Transactions, (D) any decline in the market price, or change in trading volume, of the capital stock of Scripps, or (E) any failure of Scripps and its consolidated Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; and (ii) with respect to the Scripps Broadcast Business, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Scripps Broadcast Business, taken as a whole, or on the ability of Scripps to perform in all material respects its obligations under this Agreement, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the industries in which the Scripps Broadcast Business (including the Scripps Broadcast Entities) operate, but only to the extent the effect on the Scripps Broadcast Business, taken as a whole, is not materially worse than the effect on the Journal Broadcast Business, taken as a whole, (B) changes in general economic, regulatory (including changes in Applicable Laws, accounting rules or interpretations of the foregoing) or political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, but only to the extent the effect on the Scripps Broadcast Business, taken as a whole, is not materially worse than the effect on the Journal Broadcast Business, taken as a whole, (C) the announcement of this Agreement or of the Transactions, (D) any decline in the market price, or change in trading volume, of the capital stock of Scripps, or (E) any failure of Scripps and its consolidated Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position.
“Scripps Newspaper Assets” means any Assets that are owned, used or held for use by Scripps or any of its Subsidiaries primarily in connection with the Scripps Newspaper Business, including:

(i)            the Assets of the Scripps Newspaper Business, the Scripps Newspaper Entities and the Scripps Newspaper Group, unless disposed of to Third Parties after the date thereof;

(ii)           any Scripps Newspaper Contracts;

(iii)          any capital stock or other ownership interests in Memphis Publishing Company, a Delaware corporation, Evansville Courier Company, Inc., an Indiana corporation, Wanderful Media, LLC, a Delaware limited liability company, Starline Printing LLLP, a New Mexico limited liability limited partnership, or Albuquerque Publishing Company, a New Mexico general partnership;

(iv)          all right, title and interest of Scripps and its Subsidiaries (to the extent relating to the Scripps Newspaper Business) in the Scripps Newspaper Leases set forth on Section 7.19(a) of the Scripps Disclosure Schedule and in the Scripps Newspaper Owned Properties set forth on Section 7.19(b) of the Scripps Disclosure Schedule;

(v)           any Assets that are expressly contemplated by the Transaction Agreements (or the schedules thereto)  as Assets to be retained by or assigned to the Scripps Newspaper Business or any Scripps Newspaper Entity;

(vi)          any Governmental Approvals held in the name of Scripps or any of its Subsidiaries that are solely related to the Scripps Newspaper Business;
(vii)         the minute books, stock ledgers and Tax records pertaining solely to the Scripps Newspaper Business, and copies of the Tax records of Scripps and its other Subsidiaries that pertain partly to the Scripps Newspaper Business; and

(viii)        any Assets listed or described on Section 1.01 of the Scripps Disclosure Schedule under the heading “Scripps Newspaper Assets”.

Subject to the foregoing sentence, in the event that any Asset is included in both the definition of “Scripps Newspaper Assets” and “Scripps Broadcast Assets” then (A) if it is specifically referred to in a definition or schedule or otherwise (including in any other Transaction Agreement), it shall be treated in accordance with such specific reference and (B) otherwise it shall be treated as a Scripps Newspaper Asset or Scripps Broadcast Asset based upon whether it is used or held for use primarily in connection with the Scripps Newspaper Business or primarily in connection with the Scripps Broadcast Business.

“Scripps Newspaper Business” means the business of publishing and distributing the newspapers listed on Appendix VI attached hereto.

“Scripps Newspaper Contracts” means the following Contracts to which Scripps or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing:

(i)            any Contract that relates primarily to the Scripps Newspaper Business;

(ii)           any Contract or other instrument representing Scripps Newspaper Liabilities;

(iii)          any Contract that is expressly contemplated pursuant to this Agreement or any of the other Transaction Agreements to be assigned or transferred to or retained by a Scripps Newspaper Entity; and

(iv)          any guarantee, indemnity, representation, warranty or other Liability of Scripps or any of its Subsidiaries in respect of any Scripps Newspaper Contract, any Scripps Newspaper Liability or the Scripps Newspaper Business.

Notwithstanding the preceding sentence, “Scripps Newspaper Contracts” do not include any such Contract that is expressly contemplated to be assigned to or retained by Scripps or any of its Subsidiaries (other than the Scripps Newspaper Entities) pursuant to any Transaction Agreement.

With respect to any Contract that relates in material part to both the Scripps Newspaper Business and the Scripps Broadcast Business and that is not specifically contemplated by this Agreement to be assigned to or retained by the Scripps Newspaper Entities or Scripps and its Subsidiaries (other than the Scripps Newspaper Entities), the parties hereto will cooperate in good faith to apportion the rights and obligations thereunder to the Scripps Newspaper Business and the Scripps Broadcast Business, and to treat such Contract  as a Scripps Newspaper Contract only to the extent relating to the Scripps Newspaper Business.
“Scripps Newspaper Distribution” means the distribution on the Closing Date by Scripps to the holders of Scripps Common Shares of shares of Scripps Spinco Common Stock upon the terms and conditions more fully set forth in Section 2.06.

“Scripps Newspaper Distribution Amendment” means the amendment of the Articles of Incorporation of Scripps to permit the Scripps Newspaper Distribution to be effected with Scripps Spinco Common Stock.

“Scripps Newspaper Entities” means Scripps Spinco and each of its Subsidiaries.

“Scripps Newspaper Exchange Ratio” shall have the meaning ascribed thereto in Section 6.01(a) of this Agreement.

“Scripps Newspaper Group” means the direct or indirect interest of Scripps (either itself or through its direct or indirect Subsidiaries, or any of their predecessors or successors) in the Scripps Newspaper Business.

“Scripps Newspaper Liabilities” means:

(i)            any Liabilities that are expressly contemplated by the Transaction Agreements (or the schedules thereto) as Liabilities to be retained or assumed by any Scripps Newspaper Entity and all agreements, obligations and Liabilities of any Scripps Newspaper Entity under the Transaction Agreements;

(ii)           all Liabilities listed or described on Section 1.01 of the Scripps Disclosure Schedule under the heading “Scripps Newspaper Liabilities”; and

(iii)          any Liabilities, including any employee-related Liabilities (except as expressly set forth in the Tax Matters Agreements or the Employee Matters Agreement) and including any Environmental Liabilities, primarily relating to, arising out of or resulting from (whether arising before, on or after the Closing Date):

(A)          the Scripps Newspaper Group, including the operation of the Scripps Newspaper Business, as conducted at any time prior to, on or after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(B)           the operation of any business conducted by any Scripps Newspaper Entity at any time after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority)); or

(C)           any Scripps Newspaper Asset.

Subject to the foregoing sentence, in the event that any Liability is included in both the definition of “Scripps Newspaper Liabilities” and “Scripps Broadcast Liabilities” then (1) if it is specifically referred to in a definition or schedule or otherwise (including in any of the other Transaction Agreements), it shall be treated in accordance with such specific reference and (2) otherwise it shall be treated as a Scripps Newspaper Liability or Scripps Broadcast Liability to the extent it relates to the business of the Scripps Newspaper Group or the Scripps Broadcast Group, respectively.  Notwithstanding the foregoing, the term “Scripps Newspaper Liabilities” shall not include any Scripps Liabilities, except as set forth on Section 1.01 of the Scripps Disclosure Schedule under the heading “Scripps Newspaper Liabilities” or for services provided pursuant to the Transition Services Agreement.
“Scripps RSUs” means the outstanding grants of restricted stock units with respect to Scripps Class A Common Shares granted under any stock incentive or other plan or arrangement of Scripps.

“Scripps Shareholder Approval” means the approval of the Scripps Newspaper Distribution Amendment and the issuance of Scripps Class A Common Shares in the Broadcast Merger by the affirmative vote of holders of a majority of the outstanding Scripps Common Voting Shares represented and entitled to vote at each of the Scripps Family Meeting and the Scripps Shareholders’ Meeting.

“Scripps Qualifying Party” shall mean any Person from whom Scripps has received, after the date of this Agreement and prior to 11:59 p.m., Central Time, on the thirtieth (30th) day following the date of this Agreement, an unsolicited written Scripps Acquisition Proposal that the Scripps Board of Directors determines in good faith, after consultation with a nationally recognized financial advisor and outside legal counsel, is bona fide and constitutes or is reasonably likely to result in a Scripps Superior Proposal; provided, however, that any Scripps Qualifying Party shall cease to be a Scripps Qualifying Party for all purposes under this Agreement at such time as such Scripps Acquisition Proposal made by such Person (including all revisions, modifications, changes or amendments to such Scripps Acquisition Proposal made in the course of negotiations between such Scripps Qualifying Party and Scripps) is formally rejected, withdrawn, terminated, expires or no longer constitutes or is reasonably likely to result in a Scripps Superior Proposal; and provided, further, that any Scripps Qualifying Party shall cease to be a Scripps Qualifying Party for all purposes under this Agreement after 11:59 p.m., Central Time, on the sixtieth (60th) day following the date of this Agreement.

“Scripps Shareholders” means the holders of Scripps Common Shares.

“Scripps Spinco Common Stock” means the Common Stock, par value $0.01 per share, of Scripps Spinco.

“Scripps Stations” means the full-power broadcast television stations whose licenses are listed as Primary FCC Licenses on Section 7.14(a) of the Scripps Disclosure Schedule.

“Scripps Stock Option” means any option to purchase Scripps Class A Common Shares granted under any employee stock option or compensation plan or arrangement of Scripps.

“Scripps Superior Proposal” means any bona fide, unsolicited written Scripps Acquisition Proposal made by a Third Party that the Scripps Board in good faith determines, after having received the advice of a nationally recognized financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other terms of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such Scripps Acquisition Proposal to obtain financing, and any changes to the terms of this Agreement proposed by Journal in response to such offer or proposal or otherwise, to be more favorable, including without limitation from a financial point of view, to Scripps and the Scripps Shareholders than the Transactions, is reasonably likely to be consummated, and for which financing, to the extent required, is then fully committed or is reasonably determined by the Scripps Board to be attainable.  For purposes of the definition of “Scripps Superior Proposal,” (A) each reference to “15% or more” or “more than 15%” in the definition of “Scripps Acquisition Proposal” shall be replaced with “100%”, (B) clauses (ii) and (iii) of the definition of “Scripps Acquisition Proposal” shall be read without the references to “any class of equity or” and (C) “100% of the voting securities of” shall be added immediately preceding the first reference to “Journal” in clause (iv) of the definition of “Scripps Acquisition Proposal”.
“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any partnership, corporation, trust, joint venture, unincorporated organization, limited liability entity or other legal entity of which securities or other ownership interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) are directly or indirectly owned or controlled by such Person, or the general partner of which is such Person.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) any liability for the payment of any amount of the type described in clause (i) pursuant to Treasury Regulations Section 1.1502-6 or any comparable provision of state, local or foreign law, or (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in clause (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).

“Tax Matters Agreements” means the Scripps Tax Matters Agreement by and among Scripps, Scripps Spinco and Newco, entered into on the date of this Agreement, and the Journal Tax Matters Agreement by and among Journal, Journal Spinco and Newco, entered into on the date of this Agreement, attached hereto as Exhibits C and D, respectively.
“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries).

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax.

“Third Party” means, with respect to any Person, any other Person, including as defined in Section 13(d) of the Exchange Act, other than such first Person or any of its Affiliates.

“Transaction Agreements” means (i) this Agreement, (ii) the Tax Matters Agreements, (iii) the Transition Services Agreement, (iv) the Employee Matters Agreement and (v) the Exchange Agent Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements, including the Distributions and the Mergers.

“Transition Services Agreement” means the Transition Services Agreement to be entered into on or prior to the Closing Date by Newco and Scripps, substantially in the form attached hereto as Exhibit E, and providing for the provision by Scripps to Newco and by Newco to Scripps of services to be determined pursuant to Section 11.16.

“WBCL” means the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, as amended.

“Websites” means, as to any Person, any and all Internet websites owned, operated or licensed by or for the benefit of such Person, including any content contained thereon or related thereto (but excluding any content that is not produced by or on behalf of such Person).

“Wisconsin LLC Act” means the Wisconsin Limited Liability Company Act (Wisconsin Statutes, Chapter 183), as amended.

Each of the following terms is defined on the page set forth opposite such term:

Agreement	1	Canceled Securities	41
Asserted Liabilities	122	Certificate	40
Broadcast Merger	2	Change in the Journal Board Recommendation	96
Broadcast Merger Articles of Merger	38	Change in the Scripps Board Recommendation	88
Broadcast Merger Effective Time	38
Broadcast Merger Fund	40

Claim	122	Journal Response Window	96
Closing Date	29	Journal SEC Documents	69
Code	2	Journal Second Date	92
D&O Indemnified Losses	108	Journal Securities	67
D&O Indemnified Persons	108	Journal Shareholders’ Meeting	98
Damages	120	Journal Spinco	1
Dissenting Shares	43	Journal Spinco Surviving Corporation	37
Divestiture Notice	101	Mergers	2
DMAs	54	Methuselah	74
DOJ	99	MVPDs	54
End Date	114	Newco	1
Excess Newco Shares	42	Newco Articles of Incorporation	35
Excess Scripps Class A Common Shares	43	Newco Bylaws	35
Existing Newspaper Credit Support Arrangements	110	Newco Financing	107
Expenses Cap	116	Newco Indemnified Parties	120
FCC Application	100	Newspaper Merger Effective Time	36
FCC Consent	100	Newspaper Mergers	1
FCC Renewal Policy	101	Notice of Journal Superior Proposal	96
FCC Transfer Licenses	74	Notice of Scripps Superior Proposal	89
FTC	99	Owned Journal Intellectual Property	79
HSR Clearance	99	Owned Scripps Intellectual Property	58
Indemnified Party	121	Pre-Broadcast Merger Dividend	1
Indemnifying Party	121	Primary Journal FCC Licenses	74
Intellectual Property	58	Primary Scripps FCC Licenses	53
internal controls	49	Renewal Application	100
Journal	1	Scripps	1
Journal Acquisition Agreement	95	Scripps Acquisition Agreement	88
Journal Bidder	95	Scripps Bidder	88
Journal Board	95	Scripps Board	88
Journal Board Recommendation	98	Scripps Board Recommendation	91
Journal Broadcast Securities	69	Scripps Broadcast Merger, LLC	1
Journal D&O Indemnified Person	108	Scripps Broadcast Securities	48
Journal Employee	83	Scripps Broadcast Surviving LLC	38
Journal Intellectual Property	79	Scripps D&O Indemnified Person	108
Journal Leased Premises	78	Scripps Employee	62
Journal Leases	78	Scripps Family Meeting	90
Journal Material Contracts	82	Scripps Indemnified Parties	121
Journal Newspaper Contribution	32	Scripps Intellectual Property	58
Journal Newspaper Exchange Ratio	40	Scripps Leased Premises	57
Journal Newspaper Merger	1	Scripps Leases	57
Journal Newspaper Merger Sub	1	Scripps Material Contracts	61
Journal Newspaper Securities	68	Scripps Newspaper Contribution	28
Journal Owned Properties	79	Scripps Newspaper Exchange Ratio	39
Journal Pre-Newspaper Distribution Transactions	32	Scripps Newspaper Merger	1
		Scripps Newspaper Merger Sub	1
		Scripps Newspaper Securities	48

Scripps Owned Properties	58	SMI	1
Scripps Pre-Newspaper Distribution Transactions	28	SMI Newspaper Assets	28
Scripps Refinancing	90	SMI Newspaper Contribution	28
Scripps Response Window	89	SMI Newspaper Distribution	28
Scripps SEC Documents	49	SMI Newspaper Liabilities	28
Scripps Second Date	98	SNOC	1
Scripps Securities	47	Taxing Authority	25
Scripps Shareholders’ Meeting	91	Transition Planning Committee	107
Scripps Spinco	1	Uncertificated Share	40
Scripps Spinco Surviving Corporation	36	WARN	62
		Wells Fargo	53

Section 1.02  Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Journal”, “made available to Scripps” and words of similar import refer to delivered in person or electronically to Journal or Scripps, as the case may be, or their respective Representatives or otherwise available to any party hereto through the SEC website. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Appendices and Schedules are to Articles, Sections, Exhibits, Appendices and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any Scripps Disclosure Schedule or Journal Disclosure Schedule, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

ARTICLE 2
SEPARATION OF SCRIPPS NEWSPAPER ASSETS; DISTRIBUTION OF SCRIPPS SPINCO

Section 2.01  Scripps Pre-Newspaper Distribution Transactions.

(a)           Contribution by SMI to SNOC.  On or prior to the Closing Date, and subject to satisfaction or waiver of the conditions set forth in Section 2.01(e), prior to the contribution contemplated by Section 2.01(b) and the distribution contemplated by Section 2.01(c), SMI, as the sole member of SNOC, will contribute to SNOC all of the assets (the “SMI Newspaper Assets”) and liabilities (the “SMI Newspaper Liabilities”) of the newspapers owned by SMI and its partnership interests in Albuquerque Publishing Company and Starline Printing, LLLP, and its membership interests in Wanderful Media, LLC; SNOC shall accept the SMI Newspaper Assets and shall assume all of the SMI Newspaper Liabilities.

(b)           Contribution by SMI to Scripps Spinco.  On or prior to the Closing Date, and subject to satisfaction or waiver of the conditions set forth in Section 2.01(e), after the contribution contemplated by Section 2.01(a) and prior to the distribution contemplated by Section 2.01(c), SMI, as the sole stockholder of Scripps Spinco, will contribute to the capital of Scripps Spinco all of the issued and outstanding membership interests in SNOC (the “SMI Newspaper Contribution”).

(c)           Distribution by SMI to Scripps.  On or prior to the Closing Date, and subject to satisfaction or waiver of the conditions set forth in Section 2.01(e), after the contribution contemplated by Section 2.01(b) and prior to the Scripps Newspaper Distribution, SMI will distribute all of the issued and outstanding shares of capital stock of Scripps Spinco to Scripps (the “SMI Newspaper Distribution”).

(d)           Contribution by Scripps to Scripps Spinco.  On or prior to the Closing Date, and subject to satisfaction or waiver of the conditions set forth in Section 2.01(e), after the distribution contemplated by Section 2.01(c) and prior to the Scripps Newspaper Distribution, Scripps, as the sole stockholder of Scripps Spinco, will contribute to the capital of Scripps Spinco all of the Scripps Newspaper Assets, and Scripps Spinco shall assume all of the Scripps Newspaper Liabilities (the “Scripps Newspaper Contribution”).

(e)           Conditions Precedent to Consummation of Scripps Pre-Newspaper Distribution Transactions.  The obligation of Scripps to consummate or cause the consummation of each of the transactions contemplated by Section 2.01(a), (b), (c) and (d) (collectively, the “Scripps Pre-Newspaper Distribution Transactions”) is subject to the prior or simultaneous satisfaction of each of the following conditions:

(i)            solely with respect to the transactions contemplated by Section 2.01(b), the transactions contemplated by Section 2.01(a) shall have been consummated;

(ii)           solely with respect to the transactions contemplated by Section 2.01(c), the transactions contemplated by Section 2.01(a) and Section 2.01(b) shall have been consummated;
(iii)           solely with respect to the transactions contemplated by Section 2.01(d), the transactions contemplated by Section 2.01(a), Section 2.01(b) and Section 2.01(c) shall have been consummated; and

(iv)          each of the conditions precedent to the consummation of Transactions set forth in Section 12.01 and Section 12.02 shall have been satisfied or waived as set forth in Section 12.01 and Section 12.02.

Section 2.02  Timing of Scripps Newspaper Distribution. On the Closing Date, Scripps and Scripps Spinco shall consummate the Scripps Newspaper Distribution at the Distribution Time. As used herein, “Closing Date” means the date on which the Distributions and the Mergers become effective, which date shall be mutually agreed by Scripps and Journal and shall be a date occurring as soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions set forth in Section 2.01(e), Section 3.01(b) and Article 12 (other than conditions that by their nature are to be satisfied on the Closing Date and will in fact be satisfied on the Closing Date).

Section 2.03  Transfer of Assets; Assumption of Liabilities.

(a)           Subject to Section 2.04, as of the Distribution Time, (i) the right, title and interest in all Scripps Newspaper Assets will be owned, free and clear of all Liens (other than Permitted Liens), by the Scripps Newspaper Entities and (ii) all Scripps Newspaper Liabilities will be the obligation of the Scripps Newspaper Entities. Prior to the Distribution Time, subject to Section 2.04, Scripps, SMI and the Scripps Newspaper Entities shall take all such actions as are necessary or appropriate (including executing and delivering such bills of sale, assignments, deeds, stock powers, certificates of title and instruments of assumption) to cause (A) the Scripps Newspaper Entities to own all of the Scripps Newspaper Assets free and clear of all Liens (other than Permitted Liens) and (B) the Scripps Newspaper Entities to assume and be subject to all of the Scripps Newspaper Liabilities.

(b)           Subject to Section 2.04, as of the Distribution Time, (i) the right, title and interest in all Scripps Broadcast Assets will be owned and retained by Scripps or the Scripps Broadcast Entities and (ii) all Scripps Broadcast Liabilities will be the obligation of Scripps or the Scripps Broadcast Entities.  Prior to the Distribution Time, subject to Section 2.04, Scripps and its Subsidiaries shall take all such actions as are necessary or appropriate (including executing and delivering such bills of sale, stock powers, certificates of title and instruments of assumption) to cause (A) Scripps or the Scripps Broadcast Entities to own all of the Scripps Broadcast Assets and (B) Scripps or the Scripps Broadcast Entities to assume and be subject to all of the Scripps Broadcast Liabilities.

(c)           In the event that at any time or from time to time (whether prior to or after the Closing Date) any party hereto (or any of its Subsidiaries) shall receive or otherwise possess any Asset or be liable for any Liability that is allocated to any other party hereto (or any of its Subsidiaries) pursuant to this Article 2, subject to Section 2.04, such party shall promptly transfer or assign, or cause to be transferred or assigned, such Asset or Liability to the party (or its applicable Subsidiary) so entitled thereto and the party (or its applicable Subsidiary) so entitled shall accept such Asset or assume such Liability. Prior to any such transfer, the parties shall comply, to the extent applicable, with Section 2.04.

Section 2.04  Governmental Approvals; Consents.

(a)           If and to the extent that the valid, complete and perfected transfer or assignment to the Scripps Newspaper Entities of any Scripps Newspaper Assets or to Scripps or the Scripps Broadcast Entities of any Scripps Broadcast Assets as contemplated by Section 2.03 would be a violation of Applicable Law or require any Consent or Governmental Approval, then the applicable transfer or assignment shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or such Consents or Governmental Approvals have been obtained.  Notwithstanding the foregoing, but subject to the procurement of any applicable Governmental Approval, including any required FCC Consent, any such Asset shall be deemed an Asset of the transferee for purposes of determining whether any Liability is a Liability of the transferee.

(b)           If the transfer or assignment of any Asset intended to be transferred or assigned hereunder is not consummated prior to or at the Closing Date, whether as a result of the provisions of Section 2.04(a) or for any other reason, then, subject to the procurement of any applicable Governmental Approval, including any required FCC Consent, the Person retaining such Asset shall thereafter hold such Asset for the use and benefit, insofar as reasonably possible, of the Person entitled thereto (at the expense of the Person entitled thereto) and the Person retaining such Asset shall take such other actions as may be reasonably requested by the Person to whom such Asset is to be transferred in order to place such Person, insofar as reasonably possible, in the same position as if such Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset, inure from and after the Closing Date to the Person to whom such Asset is to be transferred.  To the extent permitted by Applicable Law and to the extent otherwise permissible in light of any required Consent and/or Governmental Approval, the Person to whom such Asset is to be transferred shall be entitled to, and shall be responsible for, the management of any Asset not yet transferred to it as a result of this Section and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.

(c)           If and when the Consents and/or Governmental Approvals, the absence of which caused the deferral of transfer of any Asset pursuant to Section 2.04(a), are obtained, the transfer of the applicable Asset shall be effected in accordance with the terms of this Agreement.

(d)           The Person retaining an Asset due to the deferral of the transfer of such Asset shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by the Person entitled to the Asset, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Person entitled to such Asset.
Section 2.05  Termination of Agreements.

(a)           Except as set forth in Section 2.05(b), effective as of the Closing Date, Scripps, for itself and the Scripps Broadcast Entities, on the one hand, and Scripps Spinco, for itself and each other Scripps Newspaper Entity, on the other hand, hereby terminate any and all Contracts or understandings, whether or not in writing, between or among Scripps and/or any of the Scripps Broadcast Entities, on the one hand, and Scripps Spinco and/or any other Scripps Newspaper Entity, on the other hand.  No such terminated Contract or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing Date.  Each of Scripps and Scripps Spinco shall, at the reasonable request of any other party hereto, take, or cause to be taken, such other actions as may be necessary to effect the foregoing, including having its Subsidiaries execute such additional instruments, if any, as shall be necessary to effect the foregoing.

(b)           The provisions of Section 2.05(a) shall not apply to any of the following Contracts or understandings (or to any of the provisions thereof):

(i)            the Transaction Agreements and each other agreement or instrument expressly contemplated by any of the Transaction Agreements to be entered into by the parties thereto or any of their Affiliates;

(ii)           any Contract or understanding listed on Section 2.05(b)(ii) of the Scripps Disclosure Schedule;

(iii)          any intercompany accounts settled in accordance with Section 9.03; and

(iv)          any Contracts or understandings that any of the Contracts listed in clause (i) or (ii) expressly contemplates will survive the Closing Date.

Section 2.06   Scripps Newspaper Distribution.

(a)           At the Distribution Time, Scripps will deliver to the Exchange Agent for the benefit of holders of record of Scripps Common Shares (other than Scripps Common Shares held by Scripps in its treasury or shares held by any Subsidiary of Scripps) on the Record Date, a single stock certificate, endorsed by Scripps in blank, representing the shares of Scripps Spinco Common Stock issuable in the Scripps Newspaper Distribution (which shall constitute all of the shares of Scripps Spinco Common Stock outstanding as of the Closing Date), and shall cause the transfer agent for the shares of Scripps Spinco Common Stock to instruct the Exchange Agent to hold in trust (pending conversion of such shares of Scripps Spinco Common Stock into shares of Newco Common Stock pursuant to the Scripps Newspaper Merger) the appropriate number of such shares of Scripps Spinco Common Stock (as set forth in Section 2.06(b)) for each such holder or designated transferee or transferees of such holder.

(b)           Each holder of Scripps Common Shares on the Record Date will be entitled to receive in the Scripps Newspaper Distribution a number of shares of Scripps Spinco Common Stock equal to the number of shares of Scripps Common Shares held by such holder on the Record Date.  For the avoidance of doubt, holders of Scripps Class A Common Shares and Scripps Common Voting Shares shall be entitled to receive one identical class of shares of Scripps Spinco Common Stock.
(c)           Scripps and Scripps Spinco, as the case may be, will provide to the Exchange Agent any information reasonably required in order to complete the Scripps Newspaper Distribution on the basis specified above.

ARTICLE 3
SEPARATION OF JOURNAL NEWSPAPER ASSETS;
DISTRIBUTION OF JOURNAL SPINCO

Section 3.01  Journal Pre-Newspaper Distribution Transactions.

(a)           Contribution by Journal to Journal Spinco.  On or prior to the Closing Date and prior to the Distribution Time, and subject to satisfaction or waiver of the conditions set forth in Section 3.01(b), Journal, as the sole stockholder of Journal Spinco, will contribute to Journal Spinco (i) cash in the amount of $10 million, (ii) all of the issued and outstanding shares of capital stock of Journal Sentinel, Inc., a Wisconsin corporation, and (iii) all of the issued and outstanding shares of capital stock of Journal Community Publishing Group, Inc., a Wisconsin corporation (the “Journal Newspaper Contribution”).

(b)           Conditions Precedent to Consummation of Journal Pre-Newspaper Distribution Transactions.  The obligation of Journal to consummate or cause the consummation of the transactions contemplated by Section 3.01(a) (the “Journal Pre-Newspaper Distribution Transactions”) is subject to the prior or simultaneous satisfaction or waiver of each of the conditions precedent to the consummation of the Transactions set forth in Section 12.01 and Section 12.03 as set forth in Section 12.01 and Section 12.03.

Section 3.02  Timing of Journal Newspaper Distribution.  On the Closing Date, Journal and Journal Spinco shall consummate the Journal Newspaper Distribution at the Distribution Time.

Section 3.03  Transfer of Assets; Assumption of Liabilities.

(a)           Subject to Section 3.04, as of the Distribution Time, (i) the right, title and interest in all Journal Newspaper Assets will be owned, free and clear of all Liens (other than Permitted Liens), by the Journal Newspaper Entities and (ii) all Journal Newspaper Liabilities will be the obligation of the Journal Newspaper Entities. Prior to the Distribution Time, subject to Section 3.04, Journal and the Journal Newspaper Entities shall take all such actions as are necessary or appropriate (including executing and delivering such bills of sale, assignments, deeds, stock powers, certificates of title and instruments of assumption) to cause (A) the Journal Newspaper  Entities to own all of the Journal Newspaper Assets free and clear of all Liens (other than Permitted Liens) and (B) the Journal Newspaper Entities to have assumed and be subject to all of the Journal Newspaper Liabilities.

(b)           Subject to Section 3.04, as of the Distribution Time, (i) the right, title and interest in all Journal Broadcast Assets will be owned and retained by Journal or the Journal Broadcast Entities and (ii) all Journal Broadcast Liabilities will be the obligation of Journal or the Journal Broadcast Entities.  Prior to the Distribution Time, subject to Section 3.04, Journal and its Subsidiaries shall take all such actions as are necessary or appropriate (including executing and delivering such bills of sale, stock powers, certificates of title and instruments of assumption) to cause (A) Journal or the Journal

Broadcast Entities to own all of the Journal Broadcast Assets and (B) Journal or the Journal Broadcast Entities to assume and be subject to all of the Journal Broadcast Liabilities.
(c)           In the event that at any time or from time to time (whether prior to or after the Closing Date) any party hereto (or any of its Subsidiaries) shall receive or otherwise possess any Asset or be liable for any Liability that is allocated to any other party hereto (or any of its Subsidiaries) pursuant to this Article 3, subject to Section 3.04, such party shall promptly transfer or assign, or cause to be transferred or assigned, such Asset or Liability to the party (or its applicable Subsidiary) so entitled thereto and the party (or its applicable Subsidiary) so entitled shall accept such Asset or assume such Liability. Prior to any such transfer, the parties shall comply, to the extent applicable, with Section 3.04.

Section 3.04  Governmental Approvals; Consents.

(a)           If and to the extent that the valid, complete and perfected transfer or assignment to the Journal Newspaper Entities of any Journal Newspaper Assets or to the Journal Broadcast Entities of any Journal Broadcast Assets as contemplated by Section 3.03 would be a violation of Applicable Law or require any Consent or Governmental Approval, then the applicable transfer or assignment shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or such Consents or Governmental Approvals have been obtained.  Notwithstanding the foregoing, but subject to the procurement of any applicable Governmental Approval, including any required FCC Consent, any such Asset shall be deemed an Asset of the transferee for purposes of determining whether any Liability is a Liability of the transferee.

(b)           If the transfer or assignment of any Asset intended to be transferred or assigned hereunder is not consummated prior to or at the Closing Date, whether as a result of the provisions of Section 3.04(a) or for any other reason, then, subject to the procurement of any applicable Governmental Approval, including any required FCC Consent, the Person retaining such Asset shall thereafter hold such Asset for the use and benefit, insofar as reasonably possible, of the Person entitled thereto (at the expense of the Person entitled thereto) and the Person retaining such Asset shall take such other actions as may be reasonably requested by the Person to whom such Asset is to be transferred in order to place such Person, insofar as reasonably possible, in the same position as if such Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset, inure from and after the Closing Date to the Person to whom such Asset is to be transferred.  To the extent permitted by Applicable Law and to the extent otherwise permissible in light of any required Consent and/or Governmental Approval, the Person to whom such Asset is to be transferred shall be entitled to, and shall be responsible for, the management of any Asset not yet transferred to it as a result of this Section 3.04(b) and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.
(c)           If and when the Consents and/or Governmental Approvals, the absence of which caused the deferral of transfer of any Asset pursuant to Section 3.04(a), are obtained, the transfer of the applicable Asset shall be effected in accordance with the terms of this Agreement.

(d)           The Person retaining an Asset due to the deferral of the transfer of such Asset shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by the Person entitled to the Asset, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Person entitled to such Asset.

Section 3.05   Termination of Agreements.

(a)           Except as set forth in Section 3.05(b), effective as of the Closing Date, Journal, for itself and the Journal Broadcast Entities, on the one hand, and Journal Spinco, for itself and each other Journal Newspaper Entity, on the other hand, hereby terminate any and all Contracts or understandings, whether or not in writing, between or among Journal and/or any of the Journal Broadcast Entities, on the one hand, and Journal Spinco and/or any other Journal Newspaper Entity, on the other hand.  No such terminated Contract or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing Date.  Each of Journal and Journal Spinco shall, at the reasonable request of any other party hereto, take, or cause to be taken, such other actions as may be necessary to effect the foregoing, including having its Subsidiaries execute such additional instruments, if any, as shall be necessary to effect the foregoing.

(b)           The provisions of Section 3.05(a) shall not apply to any of the following Contracts or understandings (or to any of the provisions thereof):

(i)            the Transaction Agreements and each other agreement or instrument expressly contemplated by any of the Transaction Agreements to be entered into by the parties thereto or any of their Affiliates;

(ii)           any Contract or understanding listed on Section 3.05(b)(ii) of the Journal Disclosure Schedule;

(iii)          any intercompany accounts settled in accordance with Section 10.03; and

(iv)          any other Contracts or understandings that any of the Contracts or understandings listed in clause (i) or (ii) expressly contemplates will survive the Closing Date.

Section 3.06  Journal Newspaper Distribution.

(a)           At the Distribution Time, Journal will deliver to the Exchange Agent for the benefit of holders of record of Journal Common Stock (other than Journal Common Stock held by Journal in its treasury or Journal Common Stock held by any Subsidiary of Journal) on the Record Date, a single stock certificate, endorsed by Journal in blank, representing the shares of Journal Spinco Common Stock issuable in the Journal Newspaper Distribution (which shall constitute all of the shares of Journal Spinco Common Stock outstanding as of the Closing Date), and shall cause the transfer agent for the shares of Journal Spinco Common Stock to instruct the Exchange Agent to hold in trust (pending conversion of such shares of Journal Spinco Common Stock into shares of Newco Common Stock pursuant to the Journal Newspaper Merger) the appropriate number of such shares of Journal Spinco Common Stock (as set forth in Section 3.06(b)) for each such holder or designated transferee or transferees of such holder.
(b)           Each holder of Journal Common Stock on the Record Date will be entitled to receive in the Journal Newspaper Distribution a number of shares of Journal Spinco Common Stock equal to the number of shares of Journal Common Stock held by such holder on the Record Date.  For the avoidance of doubt, holders of shares of Journal Class A Common Stock and Journal Class B Common Stock shall be entitled to receive one identical class of shares of Journal Spinco Common Stock.

(c)           Journal and Journal Spinco, as the case may be, will provide to the Exchange Agent all share certificates and any information reasonably required in order to complete the Journal Newspaper Distribution on the basis specified above.

ARTICLE 4
ORGANIZATION OF NEWCO AND MERGER SUBS

Section 4.01  Organization of Newco.  Scripps and Journal have caused Newco to be organized under the laws of the State of Wisconsin.  The authorized capital stock of Newco consists of 100 shares of Newco Common Stock.  As of the date hereof, one share of Newco Common Stock has been issued to Scripps and one share of Newco Common Stock has been issued to Journal, each at a price of $1.00 per share.  At the Newspaper Merger Effective Time, each of Scripps and Journal shall return its share of Newco Common Stock to Newco for cancellation without the payment of any consideration therefor.  Attached hereto as Exhibits F and G, respectively, are the articles of incorporation of Newco (the “Newco Articles of Incorporation”) and the bylaws of Newco (the “Newco Bylaws”).  Prior to the Newspaper Merger Effective Time, the Newco Articles of Incorporation will be amended and the Newco Bylaws will be amended, each as agreed to by Scripps and Journal.

Section 4.02   Directors and Officers of Newco.  Prior to the Newspaper Merger Effective Time, unless otherwise agreed, the directors and officers of Newco shall consist of the Scripps and Journal employees, in each case as agreed to by Scripps and Journal.  Scripps and Journal shall take all requisite action to cause the directors and officers of Newco as of the Newspaper Merger Effective Time to be as provided in Section 11.10.

Section 4.03   Organization of Merger Subs.  Newco has caused each of Scripps Newspaper Merger Sub and Journal Newspaper Merger Sub to be organized under the WBCL for the sole purpose of effectuating the Newspaper Mergers.  The authorized capital stock of Scripps Newspaper Merger Sub consists of 100 shares of Common Stock, par value $0.01 per share, all of which have been issued to Newco at a price of $1.00 per share.  The authorized capital stock of Journal Newspaper Merger Sub consists of 100 shares of Common Stock, par value $0.01 per share, all of which have been issued to Newco at a price of $1.00 per share.  Scripps has caused Scripps Broadcast Merger, LLC to be organized under the Wisconsin LLC Act.
Section 4.04  Directors and Officers of Newspaper Merger Subs.  Prior to the Newspaper Merger Effective Time, unless otherwise agreed, the directors and officers of Scripps Newspaper Merger Sub and Journal Newspaper Merger Sub shall consist of the Scripps and Journal employees agreed to by Journal and Scripps.

Section 4.05  Approvals of Scripps and Journal. Scripps and Journal, as the holders of all the outstanding shares of Newco Common Stock, have approved and adopted this Agreement and the Transactions and have caused Newco, as the sole stockholder of each of the Newspaper Merger Subs, to approve and adopt this Agreement and the Transactions (including the Scripps Newspaper Merger and the Journal Newspaper Merger).  Each of Scripps and Journal shall cause Newco to perform its obligations under this Agreement, and Newco shall cause the Newspaper Merger Subs to perform their respective obligations under this Agreement.  SMI, as the holder of all of the outstanding shares of Scripps Spinco Common Stock, has approved and adopted this Agreement and the Transactions.  Journal, as the holder of all of the outstanding shares of Journal Spinco Common Stock, has approved and adopted this Agreement and the Transactions.  Scripps, as the holder of all of the outstanding membership interests of Scripps Broadcast Merger, LLC, has approved and adopted this Agreement and the Transactions.  SMI shall cause Scripps Spinco, and Journal shall cause Journal Spinco, to perform their respective obligations under this Agreement.  Scripps shall cause Scripps Broadcast Merger, LLC to perform its obligations under this Agreement.

ARTICLE 5
THE MERGERS

Section 5.01  The Scripps Newspaper Merger.

(a)           At the Newspaper Merger Effective Time, Scripps Newspaper Merger Sub shall be merged with and into Scripps Spinco in accordance with the WBCL and upon the terms set forth in this Agreement, whereupon the separate corporate existence of Scripps Newspaper Merger Sub shall cease, and Scripps Spinco shall be the surviving corporation (the “Scripps Spinco Surviving Corporation”).  As a result of the Scripps Newspaper Merger, Scripps Spinco Surviving Corporation shall become a wholly owned subsidiary of Newco.

(b)           On the Closing Date, Scripps Spinco and Scripps Newspaper Merger Sub shall file articles of merger with the Wisconsin Department of Financial Institutions and make all other filings or recordings required by the WBCL in connection with the Scripps Newspaper Merger.  The Scripps Newspaper Merger shall become effective at the Newspaper Merger Effective Time.  As used herein, the term “Newspaper Merger Effective Time” means such time on the Closing Date as is mutually agreed by Scripps and Journal and is specified in the articles of merger filed pursuant to this Section 5.01(b) and Section 5.02(b); provided that the Newspaper Merger Effective Time shall be a time occurring after the Distribution Time.

(c)           From and after the Newspaper Merger Effective Time, the Scripps Spinco Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Scripps Spinco and Scripps Newspaper Merger Sub, all as provided under the WBCL.
Section 5.02  The Journal Newspaper Merger.

(a)           At the Newspaper Merger Effective Time, Journal Newspaper Merger Sub shall be merged with and into Journal Spinco in accordance with the WBCL and upon the terms set forth in this Agreement, whereupon the separate corporate existence of Journal Newspaper Merger Sub shall cease, and Journal Spinco shall be the surviving corporation (the “Journal Spinco Surviving Corporation”).  As a result of the Journal Newspaper Merger, Journal Spinco Surviving Corporation shall become a wholly owned subsidiary of Newco.

(b)           On the Closing Date, Journal Spinco and Journal Newspaper Merger Sub shall file articles of merger with the Wisconsin Department of Financial Institutions and make all other filings or recordings required by the WBCL in connection with the Journal Newspaper Merger.  The Journal Newspaper Merger shall become effective at the Newspaper Merger Effective Time.

(c)           From and after the Journal Newspaper Merger Effective Time, the Journal Spinco Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Journal Spinco and Journal Newspaper Merger Sub, all as provided under the WBCL.

Section 5.03  Newspaper Mergers – Articles of Incorporation; Bylaws; Directors and Officers.

(a)           The articles of incorporation of Scripps Spinco Surviving Corporation at the Newspaper Merger Effective Time  shall be identical to the articles of incorporation of Scripps Spinco as in effect immediately prior to the Newspaper Merger Effective Time, except that the name of the corporation set forth in Section FIRST of the articles of incorporation of Scripps Spinco Surviving Corporation shall be a name that is mutually agreed by Scripps and Journal.  The bylaws of Scripps Spinco in effect at the Newspaper Merger Effective Time shall be the bylaws of Scripps Spinco Surviving Corporation, until amended in accordance with Applicable Law.  From and after the Newspaper Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors and officers of Scripps Spinco immediately prior to the Newspaper Merger Effective Time, who are agreed to by Journal and Scripps, shall be the directors and officers of Scripps Spinco Surviving Corporation.  None of the directors and officers of Scripps Spinco Surviving

Corporation and its subsidiaries shall include any signatory to the Scripps Family Agreement, or any officer or member of the board of directors of Scripps or any of its subsidiaries upon consummation of the Broadcast Merger.

(b)           The articles of incorporation of Journal Spinco Surviving Corporation at the Newspaper Merger Effective Time shall be identical to the articles of incorporation of Journal Spinco as in effect immediately prior to the Newspaper Merger Effective Time, except that the name of the corporation set forth in Section FIRST of the articles of incorporation of Journal Spinco Surviving Corporation shall be a name that is mutually agreed by Scripps and Journal.  The bylaws of Journal Spinco in effect at the Newspaper Merger Effective Time shall be the bylaws of Journal Spinco Surviving Corporation, until amended in accordance with Applicable Law.  From and after the Newspaper Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors and officers of Journal Spinco immediately prior to the Newspaper Merger Effective Time, who are agreed to by Journal and Scripps, shall be the directors and officers of Journal Spinco Surviving Corporation.  None of the directors and officers of Journal Spinco Surviving Corporation and its subsidiaries shall include any signatory to the Scripps Family Agreement, or any officer or member of the board of directors of Scripps or any of its subsidiaries upon consummation of the Broadcast Merger.
Section 5.04  The Broadcast Merger.

(a)           At the Broadcast Merger Effective Time, Journal shall be merged with and into Scripps Broadcast Merger, LLC, in accordance with the WBCL and the Wisconsin LLC Act and upon the terms set forth in this Agreement, whereupon the separate corporate existence of Journal shall cease, and Scripps Broadcast Merger, LLC shall be the surviving limited liability company in the Broadcast Merger (“Scripps Broadcast Surviving LLC”).  As a result of the Broadcast Merger, Scripps Broadcast Surviving LLC shall become a wholly owned subsidiary of Scripps.

(b)           On the Closing Date, Journal and Scripps Broadcast Merger, LLC shall file with the Wisconsin Department of Financial Institutions articles of merger in the form agreed to by Journal and Scripps (the “Broadcast Merger Articles of Merger”), together with any required related certificates, filings and recordings, in such form as required by, and executed in accordance with, the relevant provisions of the WBCL and the Wisconsin LLC Act.  The Broadcast Merger shall become effective at the Broadcast Merger Effective Time.  As used herein, the term “Broadcast Merger Effective Time” means such time on the Closing Date as is mutually agreed by Scripps and Journal and is specified in the Broadcast Merger Articles of Merger filed pursuant to this Section 5.04(b). The Broadcast Merger Effective Time shall be a time occurring after the Newspaper Merger Effective Time.  Scripps Broadcast Merger, LLC shall have been characterized for United States federal tax purposes as an entity disregarded as separate from Scripps at all times since its formation by Scripps.

(c)           From and after the Broadcast Merger Effective Time, all the properties, rights, privileges, powers and franchises of Journal and Scripps Broadcast Merger, LLC shall vest in Scripps Broadcast Surviving, LLC, and all debts, liabilities and obligations of Journal and Scripps Broadcast Merger, LLC shall become the debts, liabilities and obligations of Scripps Broadcast Surviving, LLC, all as provided under the WBCL and the Wisconsin LLC Act.

Section 5.05  Broadcast Merger – Certificate of Incorporation; By-Laws; Directors and Officers.  At the Broadcast Merger Effective Time:

(a)           The articles of organization of Scripps Broadcast Surviving, LLC shall be amended and restated at and as of the Broadcast Merger Effective Time to read as did the articles of organization of Scripps Broadcast Merger, LLC immediately prior to the Broadcast Merger Effective Time, and such amended and restated articles of organization shall be the articles of organization of Scripps Broadcast Surviving, LLC.
(b)           The operating agreement of Scripps Broadcast Surviving, LLC shall be amended and restated at and as of the Broadcast Merger Effective Time to read as did the operating agreement of Scripps Broadcast Merger, LLC immediately prior to the Broadcast Merger Effective Time, and such amended and restated operating agreement shall be the operating agreement of Scripps Broadcast Surviving, LLC until subsequently amended.

(c)           Until their successors are duly elected or appointed and qualified in accordance with Applicable Law, the managers of Scripps Broadcast Merger, LLC immediately prior to the Broadcast Merger Effective Time shall be the managers of Scripps Broadcast Surviving, LLC.

Section 5.06  Pre-Broadcast Merger Dividend.  Following the Newspaper Mergers, and immediately prior to the Broadcast Merger, Scripps will take all necessary steps to distribute the Pre-Broadcast Merger Dividend pro rata to all of the Scripps Shareholders.

ARTICLE 6
CONVERSION AND EXCHANGE OF SHARES

Section 6.01  Conversion of Shares.

(a)           Conversion of Stock in Newspaper Mergers  At the Newspaper Merger Effective Time, by virtue of the Newspaper Mergers and without any action on the part of any of the parties hereto or the holders of any of the following securities:

(i)            Each issued and outstanding share of capital stock of Scripps Newspaper Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of Scripps Spinco Surviving Corporation.

(ii)           Each share of Scripps Spinco Common Stock held in the treasury of Scripps Spinco immediately prior to the Newspaper Merger Effective Time shall be canceled and retired without any conversion thereof, and no payment shall be made with respect thereto.

(iii)          Each share of Scripps Spinco Common Stock outstanding immediately prior to the Newspaper Merger Effective Time after giving effect to the Scripps Newspaper Distribution shall be converted into the right to receive 0.2500 of a share of Newco Common Stock (the “Scripps Newspaper Exchange Ratio”).

(iv)          Each issued and outstanding share of capital stock of Journal Newspaper Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of Journal Spinco Surviving Corporation.

(v)           Each share of Journal Spinco Common Stock held in the treasury of Journal Spinco immediately prior to the Newspaper Merger Effective Time shall be canceled and retired without any conversion thereof, and no payment shall be made with respect thereto.

(vi)          Each share of Journal Spinco Common Stock outstanding immediately prior to the Newspaper Merger Effective Time after giving effect to the Journal Newspaper Distribution shall be converted into the right to receive 0.1950 of a share of Newco Common Stock (the “Journal Newspaper Exchange Ratio”).
(b)           Conversion of Stock in Broadcast Merger.  At the Broadcast Merger Effective Time, as a result of the Broadcast Merger and without any action on the part of any of the parties hereto, or the holders of any of the following securities, (i) except for Dissenting Shares, each share of Journal Common Stock issued and outstanding immediately prior to the Broadcast Merger Effective Time shall be automatically converted into such fraction of a Scripps Class A Common Share as equals the Per Share Broadcast Merger Consideration on the terms and conditions hereof; and (ii) each share of Journal Common Stock held in the treasury of Journal immediately prior to the Broadcast Merger Effective Time shall be canceled and retired without any conversion thereof, and no payment shall be made with respect thereto.

Each share so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Broadcast Merger Effective Time represented any such shares (each, a “Certificate”) and each uncertificated share represented by book-entry (each, an “Uncertificated Share”) shall thereafter represent only the right to receive the Per Share Broadcast Merger Consideration upon surrender of such Certificate or transfer of such Uncertificated Shares pursuant to Section 6.03.

Section 6.02  Newspaper Mergers Exchange Procedures.

(a)           At or prior to the Newspaper Merger Effective Time, Newco shall deposit with the Exchange Agent, for the benefit of the holders of shares of Scripps Spinco Common Stock and Journal Spinco Common Stock, for exchange in accordance with this Article 6, through the Exchange Agent, the shares of Newco Common Stock issuable pursuant to Section 6.01(a) in exchange for outstanding shares of Scripps Spinco Common Stock and Journal Spinco Common Stock.

(b)           At the Newspaper Merger Effective Time, Newco, Scripps and Journal shall instruct the Exchange Agent to make book-entry credits for, on or as soon as practicable after the Newspaper Merger Effective Time, the shares of Newco Common Stock that each holder of Scripps Spinco Common Stock as of the Record Date and each holder of Journal Spinco Common Stock as of the Record Date is entitled to pursuant to this Article 6. Newco shall take all necessary actions to adopt a book-entry stock transfer and registration system for Newco effective as of the Newspaper Merger Effective Time.

Shares of Newco Common Stock shall be in uncertificated book-entry form unless a physical certificate is requested or is otherwise required by Applicable Law.

Section 6.03  Payment of Per Share Broadcast Merger Consideration; Surrender; Closing of Books.

(a)           At or prior to the Broadcast Merger Effective Time, Scripps shall deposit or cause to be deposited with the Exchange Agent, Scripps Class A Common Shares in an aggregate amount equal to the number of shares of Journal Common Stock then issued and outstanding multiplied by the Per Share Broadcast Merger Consideration (the “Broadcast Merger Fund”).  Scripps shall bear all fees of the Exchange Agent payable on the Closing Date.
(b)           As promptly as practicable after the Broadcast Merger Effective Time, but in no event more than one (1) Business Day following the Broadcast Merger Effective Time, Scripps shall instruct the Exchange Agent to mail to each holder of record of shares of Journal Common Stock that have converted into the right to receive Per Share Broadcast Merger Consideration (i) a letter of transmittal (which shall be in customary form approved by Scripps and Journal and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Uncertificated Shares shall pass, only upon proper delivery of the Certificates or delivery of the Uncertificated Shares to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates or delivery of the Uncertificated Shares in exchange for the Per Share Broadcast Merger Consideration.

(c)           Upon (i) surrender to the Exchange Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or (ii) compliance with the reasonable procedures established by Scripps and the Exchange Agent for delivery of Uncertificated Shares, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor the Per Share Broadcast Merger Consideration, and the Certificates so surrendered and Uncertificated Shares so delivered shall forthwith be canceled. Scripps Class A Common Shares issued as Per Share Broadcast Merger Consideration shall be in uncertificated book-entry form unless a physical certificate is requested or is otherwise required by Applicable Law.

(d)           In the event any Per Share Broadcast Merger Consideration is to be paid to a Person other than the Person in whose name the Certificates so surrendered or the Uncertificated Shares so delivered are registered, it shall be a condition to such payment of the Per Share Broadcast Merger Consideration in respect thereof that such Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Shares shall be properly delivered for transfer and, in each case, the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Per Share Broadcast Merger Consideration in respect thereof or establish to the reasonable satisfaction of Scripps that such Tax has been paid or is not applicable.  Until surrendered or delivered, as the case may be, as contemplated by this Section 6.03, each Certificate or Uncertificated Share shall be deemed at all times after the Broadcast Merger Effective Time to represent only the right to receive, upon such surrender or delivery, the Per Share Broadcast Merger Consideration plus any dividend or other distribution declared and paid on the Scripps Class A Common Shares following the Broadcast Merger Effective Time.  Any Per Share Broadcast Merger Consideration paid or payable upon the surrender of any Certificate or the delivery of any Uncertificated Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Uncertificated Share and the shares formerly represented thereby.

(e)           At the Broadcast Merger Effective Time, the stock transfer books of Journal shall be closed, and there shall be no further registration of transfers of shares of Journal Common Stock outstanding immediately prior to the Broadcast Merger Effective Time thereafter on the records of Journal.  If, after the Broadcast Merger Effective Time, any Certificates or Uncertificated Shares are presented to Scripps or the Exchange Agent for any reason, they shall be marked canceled (“Canceled Securities”) and exchanged as provided in and in accordance with the procedures set forth in this Article 6.
(f)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and an indemnity agreement by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of an indemnity bond and payment of a handling fee, all as may be required by Scripps in its discretion or as may be required by the Exchange Agent under the Exchange Agent Agreement, the Exchange Agent will be instructed to accept such lost, stolen or destroyed Certificate in exchange for the right to receive the Per Share Broadcast Merger Consideration.  Delivery of such affidavit and indemnity agreement and the posting of such bond, together with any other deliverable Scripps or the Exchange Agent may require, shall be deemed delivery of a Certificate with respect to the relevant shares of Journal Common Stock for purposes of this Article 6.

(g)           Any portion of the Broadcast Merger Fund that remains unclaimed by the holders of Certificates or Uncertificated Shares or holders of Canceled Securities and other eligible Persons in accordance with this Article 6 for twelve (12) months after the Broadcast Merger Effective Time shall be delivered to Scripps upon demand, and any such holder who has not previously complied with this Article 6 shall thereafter look only to Scripps, and Scripps shall remain liable, for payment of any such holder’s claim to the Per Share Broadcast Merger Consideration due to such holder.  Any portion of the Broadcast Merger Fund remaining unclaimed by holders of shares or holders of Canceled Securities as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of Scripps free and clear of any claims or interest of any Person previously entitled thereto.  None of Scripps or the Exchange Agent or any of their respective Affiliates shall be liable to any record or beneficial owner of any such shares (or dividends or distributions with respect thereto) or holders of Canceled Securities for any such Canceled Securities, or cash delivered to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

Section 6.04  Fractional Shares.

(a)           Newspaper Mergers.  No fractional shares of Newco Common Stock shall be distributed to holders of shares of Scripps Spinco Common Stock or Journal Spinco Common Stock in the Newspaper Mergers.  All fractional shares of Newco Common Stock that a holder of shares of Scripps Spinco Common Stock or Journal Spinco Common Stock would otherwise be entitled to receive pursuant to the Newspaper Mergers shall be aggregated, and if a fractional share results from such aggregation, in lieu of receiving such fractional share, a shareholder will be entitled to receive, from the Exchange Agent and in accordance with the provisions of this Section 6.04(a), a cash payment representing such shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent in one or more transactions (which sale transactions shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion) on behalf of all such shareholders of the aggregate of the fractional shares of Newco Common Stock which otherwise would have been distributed to such shareholders (the “Excess Newco Shares”).  The sale of the Excess Newco Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE, the NASDAQ Stock Market or other nationally recognized stock exchange in the United States and shall be executed in round lots to the extent practicable.  Until the net proceeds of such sale or sales have been distributed to such shareholders, the Exchange Agent will hold such proceeds in trust for such shareholders.  Newco shall pay all commissions, transfer taxes and other reasonable out-of-pocket transaction costs, including the reasonable expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Newco Shares.  As soon as practicable after the determination of the amount of cash to be paid to such shareholders in lieu of any fractional shares of Newco Common Stock, the Exchange Agent shall make available such amounts to such shareholders without interest.
(b)           Broadcast Merger.  No fractional Scripps Class A Common Shares shall be distributed to Journal Shareholders in the Broadcast Merger.  All fractional Scripps Class A Common Shares that a Journal Shareholder would otherwise be entitled to receive pursuant to the Broadcast Merger shall be aggregated, and if a fractional share results from such aggregation, in lieu of receiving such fractional share, such shareholder will be entitled to receive, from the Exchange Agent and in accordance with the provisions of this Section 6.04(b), a cash payment representing such shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent in one or more transactions (which sale transactions shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion) on behalf of all such shareholders of the aggregate of the fractional Scripps Class A Common Shares which otherwise would have been issued to such shareholders (the “Excess Scripps Class A Common Shares”). The sale of the Excess Scripps Class A Common Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable.  Until the net proceeds of such sale or sales have been distributed to such shareholders, the Exchange Agent will hold such proceeds in trust for such shareholders.  Scripps shall pay all commissions, transfer taxes and other reasonable out-of-pocket transaction costs, including the reasonable expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Scripps Class A Common Shares.  As soon as practicable after the determination of the amount of cash to be paid to such shareholders in lieu of any fractional Scripps Class A Common Shares, the Exchange Agent shall make available such amounts to such shareholders without interest.

Section 6.05  Dissenting Shares (Broadcast Merger).  Notwithstanding anything in this Agreement to the contrary, shares of Journal Common Stock that are outstanding immediately prior to the Broadcast Merger Effective Time and that are held by any Person who is entitled to demand, and who properly demands, payment of the fair value of such shares of Journal Common Stock pursuant to, and who complies in all respects with, Sections 180.1301 through 180.1331 of the WBCL (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Broadcast Merger Consideration as provided in Section 6.01(b), but rather, the holders of Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Sections 180.1301 through 180.1331 of the WBCL (and, at the Broadcast Merger Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Sections 180.1301 through 180.1331 of the WBCL and any declared but unpaid dividends having a record date prior to the Broadcast Merger Effective Time); provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the dissenters’ rights under Sections 180.1301 through 180.1331 of the

WBCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Broadcast Merger Effective Time into, and to have become exchangeable solely for, the right to receive the Per Share Broadcast Merger Consideration (without interest thereon, but including any dividend or other distribution declared and paid on the Scripps Class A Common Shares following the Broadcast Merger Effective Time) as provided in Section 6.01(b).  Journal shall notify Scripps as promptly as reasonably practicable of any demands received by Journal for payment of the fair value of any shares of Journal Common Stock, and Scripps shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Broadcast Merger Effective Time, Journal shall not, without the prior written consent of Scripps (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  Any portion of the Per Share Broadcast Merger Consideration held in the Broadcast Merger Fund in respect of share consideration or other payments made available to the Exchange Agent pursuant to Section 6.03(a) or otherwise to pay for Dissenting Shares shall be returned to Scripps upon demand.
Section 6.06  Withholding Rights.  Each of Scripps, Journal and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax law. Amounts so withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SCRIPPS

Except as set forth in the (i) Scripps SEC Documents (excluding any disclosures in the Scripps SEC Documents under the heading “Risk Factors” and any other disclosures that are predictive or forward-looking in nature) or the (ii) Scripps Disclosure Schedule, Scripps represents and warrants to Journal that:

Section 7.01  Corporate Existence and Power.  Each of Scripps and its Subsidiaries is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of the state of its organization or formation (in the case of good standing, to the extent such state recognizes such concept) and has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted.  Each of Scripps and its Subsidiaries is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept).  Scripps has heretofore delivered or made available to Journal true and complete copies of the Organizational Documents of Scripps and each of its Subsidiaries, as currently in effect.

Section 7.02  Corporate Authorization.

(a)           The execution, delivery and performance by Scripps and its Subsidiaries of the Transaction Agreements to which they are or will be party, and the consummation by Scripps and its Subsidiaries of the Transactions are within Scripps’s and its applicable Subsidiaries’ corporate or other powers and, upon obtaining the Scripps Shareholder Approval, will have been duly authorized by all necessary corporate or other action on the part of Scripps and such Subsidiaries.  Each Transaction Agreement to which Scripps or any of its Subsidiaries is or will be a party constitutes, or will, when executed, constitute, a valid and binding agreement of Scripps and each such Subsidiary that is a party thereto, enforceable against Scripps and each such Subsidiary in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights and (ii) for the limitations imposed by general principles of equity.
(b)           At a meeting duly called and held, Scripps’s Board of Directors has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to and in the best interests of the Scripps Shareholders, (ii) approved and adopted this Agreement and the Transactions, (iii) resolved to recommend approval and adoption of the Scripps Newspaper Distribution Amendment and the issuance of Scripps Class A Common Shares in the Broadcast Merger to the holders of Scripps Common Voting Shares and (iv) directed that this Agreement and the Scripps Newspaper Distribution Amendment and the Broadcast Merger (including the issuance of Scripps Class A Common Shares in the Broadcast Merger) be submitted to the holders of Scripps Common Voting Shares for their approval and adoption.

(c)           The only vote or consent of holders of any class or series of capital stock of Scripps necessary to approve the Transactions is the Scripps Shareholder Approval.  Scripps is not party or subject to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  The Board of Directors of Scripps has adopted such resolutions as may be necessary to render inapplicable to this Agreement and the Transactions any restrictions on “business combinations” (or the equivalent term) as may be set forth in any Applicable Laws.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation applicable to Scripps enacted under any Applicable Law applies to this Agreement or the Transactions.

(d)           Scripps Spinco’s Board of Directors has unanimously (i) determined that this Agreement and the Transactions (including the Scripps Newspaper Merger) are advisable and fair to and in the best interests of the sole stockholder of Scripps Spinco, (ii) approved and adopted this Agreement and the Transactions (including the Scripps Newspaper Merger), (iii) resolved to recommend approval and adoption of this Agreement and the Transactions (including the Scripps Newspaper Merger) by the sole stockholder of Scripps Spinco and (iv) directed that this Agreement and the Transactions (including the Scripps Newspaper Merger) be submitted to the sole stockholder of Scripps Spinco for its approval and adoption.  SMI, as the sole stockholder of Scripps Spinco as of the date hereof, has duly adopted this Agreement (including the agreement of merger herein for the Scripps Newspaper Merger) and the Transactions, including the Scripps Newspaper Merger by all necessary stockholder action.

Section 7.03  Governmental Authorization.  The execution, delivery and performance by Scripps and its Subsidiaries of the Transaction Agreements to which they are or will be party and the consummation by Scripps and such Subsidiaries of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of certificates or articles of merger with respect to the Mergers with the Secretary of State of Delaware or the Wisconsin Department of Financial Institutions, as applicable, and appropriate documents with the relevant authorities of other states in which Scripps is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws, (d) compliance with the applicable requirements of the Communications Laws, (e) compliance with the rules and regulations of the NYSE and (f) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Scripps Material Adverse Effect or impair the ability of Scripps and its applicable Subsidiaries to consummate the Transactions.
Section 7.04  Non-contravention.  The execution, delivery and performance by Scripps and its Subsidiaries of the Transaction Agreements to which they are or will be party and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Scripps or any such Subsidiary, (b) assuming compliance with the matters referred to in Section 7.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 7.03 and except as set forth on Section 7.03 of the Scripps Disclosure Schedule, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Scripps or any of its Subsidiaries is entitled under any provision of any Contract binding upon Scripps or any of its Subsidiaries or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Scripps or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Scripps or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not be reasonably expected to have, individually or in the aggregate, a Scripps Material Adverse Effect or prohibit or impair or delay the ability of Scripps or any of its Subsidiaries to consummate the Transactions.

Section 7.05  Capitalization.

(a)           The authorized capital stock of Scripps consists of (i) 240,000,000 Scripps Class A Common Shares, (ii) 60,000,000 Scripps Common Voting Shares, and (iii) 25,000,000 Preferred Shares.  As of July 25, 2014, there were outstanding (i) 44,451,623 Scripps Class A Common Shares, (ii) 11,932,722 Scripps Common Voting Shares, (iii) employee stock options to purchase an aggregate of 2,291,501 Scripps Class A Common Shares, all of which were exercisable as of such date, (iv) 1,277,279 unvested Scripps RSUs convertible into an aggregate of 1,277,279 Scripps Class A Common Shares and (v) no Preferred Shares.  All outstanding shares of capital stock of Scripps have been, and all shares that may be issued pursuant to any compensatory plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable.  No Subsidiary of Scripps owns any shares of capital stock of Scripps.  Section 7.05(a) of the Scripps Disclosure Schedule contains a complete and correct list as of July 25, 2014, of (A) each outstanding Scripps Stock Option, including the holder, date of grant, exercise price, vesting schedule and number of Scripps Class A Common Shares subject thereto and (B) each outstanding Scripps RSU, including the holder, date of issuance, vesting schedule and number of Scripps Class A Common Shares subject thereto.
(b)           Except as set forth in this Section 7.05, and for changes since June 30, 2014, resulting from the exercise of employee stock options or vesting and conversion of Scripps RSUs outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of Scripps, (ii) securities of Scripps convertible into or exchangeable for shares of capital stock or voting securities of Scripps or (iii) options, Scripps RSUs or other rights to acquire from Scripps, or other obligations of Scripps to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Scripps (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Scripps

Securities”).  There are no outstanding obligations of Scripps or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Scripps Securities.

Section 7.06  Scripps Entities.

(a)           Scripps Newspaper Entities.

(i)            Each Scripps Newspaper Entity is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (in the case of good standing, to the extent such jurisdiction recognizes such concept), has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted.  Each Scripps Newspaper Entity is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept).  All Scripps Newspaper Entities, the owners of its capital stock (to the extent a less than wholly owned Scripps Subsidiary) and their respective jurisdictions of organization or formation are identified on Section 7.06(a) of the Scripps Disclosure Schedule.  Scripps beneficially owns no interests in any Person engaged in the Scripps Newspaper Business other than the Scripps Newspaper Entities.  To the Knowledge of Scripps and except as set forth on Section 7.06(a) of the Scripps Disclosure Schedule, no Scripps Newspaper Entity is engaged in any business other than the Scripps Newspaper Business or has any Liabilities relating to any other business.

(ii)           All of the outstanding capital stock of, or other voting securities or ownership interests in, Scripps Spinco will be (as of immediately prior to the Scripps Newspaper Distribution) directly owned by Scripps free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  Except as set forth on Section 7.06(a) of the Scripps Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Scripps Newspaper Entity (other than Scripps Spinco), will be (as of immediately prior to the Scripps Newspaper Distribution) directly or indirectly owned by Scripps Spinco free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no outstanding (A) securities of Scripps or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Scripps Newspaper Entity or (B) options or other rights to acquire from Scripps or any of its Subsidiaries, or other obligation of Scripps or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Scripps Newspaper Entity (the items in clauses (A) and (B) being referred to collectively as the “Scripps Newspaper Securities”).  There are no outstanding obligations of Scripps or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Scripps Newspaper Securities.
(iii)          After giving effect to the Scripps Newspaper Distribution, neither Scripps nor any of its Subsidiaries will own any shares of Scripps Spinco Common Stock or any other capital stock or other equity interest in any Scripps Newspaper Entity.

(b)           Scripps Broadcast Entities.

(i)            Each Scripps Broadcast Entity is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (in the case of good standing, to the extent such jurisdiction recognizes such concept), has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted.  Each Scripps Broadcast Entity is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept).  All Scripps Broadcast Entities, the owners of its capital stock (to the extent a less than wholly owned Scripps Subsidiary) and their respective jurisdictions of organization or formation are identified on Section 7.06(b) of the Scripps Disclosure Schedule. Scripps beneficially owns no interests in any Person engaged in the Scripps Broadcast Business other than the Scripps Broadcast Entities.  To the Knowledge of Scripps and except as set forth on Section 7.06(b) of the Scripps Disclosure Schedule, no Scripps Broadcast Entity is engaged in any business other than the Scripps Broadcast Business or has any Liabilities relating to any other business.

(ii)           Except as set forth on Section 7.06(b) of the Scripps Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Scripps Broadcast Entity will be (as of immediately prior to the Broadcast Merger) directly or indirectly owned by Scripps, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no outstanding (A) securities of Scripps or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Scripps

Broadcast Entity or (B) options or other rights to acquire from Scripps or any of its Subsidiaries, or other obligation of Scripps or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Scripps Broadcast Entity (the items in clauses (A) and (B) being referred to collectively as the “Scripps Broadcast Securities”).  There are no outstanding obligations of Scripps or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Scripps Broadcast Securities.

Section 7.07  SEC Filings and the Sarbanes-Oxley Act.

(a)           Scripps has delivered or made available to Journal (i) its annual reports on Form 10-K for the years ended December 31, 2011, 2012 and 2013, (ii) its quarterly report on Form 10-Q for the quarter ended March 31, 2014, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the Scripps Shareholders held since December 31, 2013, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2013 (the documents referred to in this Section 7.07(a), collectively, the “Scripps SEC Documents”).
(b)           As of its filing date, each Scripps SEC Document complied, and each such Scripps SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(c)           As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Scripps SEC Document filed pursuant to the Exchange Act did not, and each such Scripps SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)           Each Scripps SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)           Scripps has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Scripps, including its consolidated Subsidiaries, is made known to Scripps’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Scripps’s principal executive officer and principal financial officer to material information required to be included in Scripps’s periodic reports required under the Exchange Act.

(f)           Scripps and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Scripps’s financial reporting and the preparation of Scripps’s financial statements for external purposes in accordance with GAAP. Scripps has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Scripps’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Scripps has made available to Journal a summary of any such disclosure made by management to its auditors and audit committee since December 31, 2010.
(g)           There are no outstanding loans or other extensions of credit made by Scripps or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Scripps. Scripps has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)           The financial statements included in the Scripps SEC Documents fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Scripps and its Subsidiaries as of the dates specified therein and the consolidated results of operations and cash flows of Scripps and its Subsidiaries for the periods specified therein (subject to normal and immaterial year-end adjustments in the case of unaudited financial statements).

Section 7.08  Carve-Out and Segment Financial Information.

(a)           The audited balance sheets as of December 31, 2013, 2012 and 2011, and the related audited statements of income and cash flows for each of the years ended December 31, 2013, 2012 and 2011, for the Scripps

Newspaper Business and, if required by the SEC to be included in the Registration Statements, the Scripps Broadcast Business that will be provided pursuant to Section 9.05, and all the audited and unaudited financial statements of each of the Scripps Newspaper Business and the Scripps Broadcast Business that will be included in the Registration Statements, will fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the financial position of each of the Scripps Newspaper Business and the Scripps Broadcast Business, as the case may be, as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal and immaterial year-end adjustments in the case of any unaudited interim financial statements included in the Registration Statements).

(b)           The financial data of the Scripps Television and Newspapers segments as of and for the twelve months ended December 31, 2013, and three months ended March 31, 2014 included in the Scripps SEC Documents (i) are derived from and are consistent with the books and records of Scripps and its Subsidiaries, (ii) are the financial data of the Scripps Television and Newspapers segments, as of and for such period, that were made available to and used by the management of Scripps and (iii) were included in the consolidated financial statements of Scripps as of and for the twelve months ended December 31, 2013, and the three months ended March 31, 2014,  as contained in Scripps’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q as of and for such periods as filed with the SEC.

Section 7.09  Information Supplied. The information (including all financial data) supplied by Scripps for inclusion or incorporation in the Registration Statements and any amendments or supplements thereto and, to the Knowledge of Scripps, all information related to Newco contained therein shall not at the time the applicable Registration Statement is declared effective by the SEC or at the Broadcast Merger Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 7.10  Absence of Certain Changes. (a) From January 1, 2014, until the date hereof, except as expressly contemplated by the Transaction Agreements, Scripps has conducted its businesses in the ordinary course consistent with past practice and there has not been:

(i)            any amendment of the Organizational Documents of Scripps or any of its Subsidiaries;

(ii)           any splitting, combination or reclassification of any shares of capital stock of Scripps or any of its Subsidiaries or declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock of Scripps or any of its Subsidiaries, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any capital stock of Scripps or any of its Subsidiaries;

(iii)          any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of capital stock of Scripps or any of its Subsidiaries;

(iv)          any incurrence of any capital expenditures or any obligations or liabilities in respect thereof, except for any such incurrence in the ordinary course of business consistent with past practice;

(v)           any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, of any assets, securities, properties, interests or businesses, other than any such acquisition in the ordinary course of business consistent with past practice;

(vi)          any sale, lease or other transfer of, or creation or incurrence of any Lien on, any assets, securities, properties, interests or businesses, other than (A) sales of inventory or leases of property in the ordinary course of business consistent with past practice and (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $500,000 individually, in the case of the Scripps Broadcast Business, or $500,000 individually, in the case of the Scripps Newspaper Business;

(vii)         any making of any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(viii)        any creation, incurrence, assumption or sufferance to exist of any indebtedness for borrowed money or guarantees thereof, other than pursuant to and in accordance with the Scripps Credit Agreement and in the ordinary course of business consistent with past practice;

(ix)           any damage, destruction or other casualty loss (whether or not covered by insurance) materially adversely affecting the Scripps or any of its Subsidiaries;

(x)           (A) any entering into of any Contract that limits or otherwise restricts in any respect Scripps or any of its Subsidiaries or that could, on or after the Closing Date, limit or restrict in any respect the Scripps Newspaper Business or the Scripps Broadcast Business from engaging or competing in any line of business, in any location or with any Person or (B) any entering into, amendment or modification in any adverse respect or termination of or any nonrenewal or expiration of any Scripps Material Contract, or waiver, release or assignment of any material rights, claims or benefits of Scripps or any of its Subsidiaries;

(xi)           (A) any grant or increase of any severance or termination pay to (or amendment of any existing arrangement with) any employee, (B) any increase in benefits payable under any existing severance or termination pay policies or employment agreements of any employee, (C) any entering into of any employment, deferred compensation, retention, change in control, tax gross-up, special bonus, stay bonus or other similar agreement (or amendment of any such existing agreement) with any employee, (D) any establishment, adoption or amendment (except as required by Applicable Law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any employee or (E) any increase in compensation, bonus or other benefits payable to any employee, in each case, other than in the ordinary course of business consistent with past practice;

(xii)          any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees;

(xiii)         any change in Scripps’s or any of its Subsidiaries’ methods of accounting, except as required by concurrent changes in GAAP, Applicable Law or the Public Company Accounting Oversight Board;

(xiv)         any settlement, or offer or proposal to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against Scripps or any of its Subsidiaries, in each case except as would not have a Scripps Material Adverse Effect, (B) any stockholder litigation or dispute against Scripps or any of its Subsidiaries or any of their respective officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(xv)          any Tax election, any annual tax accounting period changed, any method of tax accounting adopted or changed, any Tax Returns amended or claims for Tax refunds filed, any closing agreement entered into, any Tax claim, audit or assessment settled, or any right to claim a Tax refund, offset or other reduction in Tax liability surrendered; or

(xvi)         any adverse regulatory events, developments or changes, including recoupments not in the ordinary course of business consistent with past practice, loss of licensure or failure to renew any permits or licenses.

(b)           Since December 31, 2013, there has not been any event, occurrence, development or state of circumstances or facts that constitutes a Scripps Material Adverse Effect.
Section 7.11  No Undisclosed Liabilities. There are no known or unknown Liabilities of Scripps or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than:

(a)           Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013;

(b)           Liabilities contemplated by or incurred in connection with the Transaction Agreements or the Transactions; and

(c)           Liabilities that, individually or in the aggregate, have not had or would not reasonably be expected to have a Scripps Material Adverse Effect.

Section 7.12  Compliance with Laws and Court Orders.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Scripps Material Adverse Effect, each of Scripps and its Subsidiaries is, and since January 1, 2012, has been, in compliance with, and to the Knowledge of Scripps is not under investigation by any Governmental Authority with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law.

Section 7.13    Finders’ Fees. Except for Wells Fargo Securities LLC (“Wells Fargo”), all of whose fees and expenses shall be paid by Scripps, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Scripps or any of its Affiliates that might be entitled to any fee or commission from Scripps or any of its Affiliates in connection with the Transactions.

Section 7.14    Primary Scripps FCC Licenses.  Section 7.14(a) of the Scripps Disclosure Schedule sets forth the FCC licenses for each of the Scripps Stations that are full-power television stations (the “Primary Scripps FCC Licenses”).  Scripps does not have an interest in any radio station that is attributable under the FCC’s ownership rules.  Except as set forth on Section 7.14(b) of the Scripps Disclosure Schedule, (a) the holders of the Primary Scripps FCC Licenses are as set forth on Section 7.14(a) of the Scripps Disclosure Schedule, (b) the Primary Scripps FCC Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, (c) there is not pending, or, to the Knowledge of Scripps, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the Primary Scripps FCC Licenses (other than proceedings to amend FCC rules of general applicability), (d) there is not issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or order of forfeiture with respect to the Scripps Stations that would reasonably be expected to result in any such action, (e) the Primary Scripps FCC Licenses have been issued for the full terms customarily issued by the FCC for licenses for full-service television stations, (f) the Primary Scripps FCC Licenses are not subject to any material condition except for those conditions appearing on the face of the Primary Scripps FCC Licenses and conditions generally applicable to full-service television stations, (g) Scripps and its Subsidiaries are operating the Scripps Broadcast Business in compliance in all material respects with all applicable Communications Laws, and (h) to the Knowledge of Scripps after appropriate inquiry to the FCC, there is no fact or circumstance relating to the operation of the Scripps Stations, or to Scripps or any of its Affiliates or any of their respective officers, directors, shareholders, members or partners, that might reasonably be expected to result in (i) the FCC refusing to grant the FCC Application or any Scripps Station’s renewal application; (ii) any challenge to the FCC Application or any Scripps Station’s renewal application; or (iii) any material delay by the FCC in granting the FCC Application or any Scripps Station’s renewal application. The Primary Scripps FCC Licenses of the Scripps Stations expire or expired on the dates corresponding thereto as set forth on Section 7.14(a) of the Scripps Disclosure Schedule.
Section 7.15  Retransmission Consent Agreements.  Section 7.15 of the Scripps Disclosure Schedule contains a list of all retransmission consent agreements with multi-channel video programming distributors, including cable systems, telephone companies, and DBS systems (together, “MVPDs”) with more than 25,000 subscribers with respect to each Scripps Station.  Except as set forth on Section 7.15 of the Scripps Disclosure Schedule, (a) Scripps or one of its Subsidiaries has entered into retransmission consent agreements with respect to each MVPD with more than 25,000 subscribers in any of its Stations’ Nielsen Designated Market Areas (“DMAs”), (b) Scripps or one of its Subsidiaries has made a timely election for retransmission consent, pursuant to FCC rules, for the current must-carry/retransmission consent election cycle for each Scripps Station with respect to each MVPD with more than 25,000 subscribers in any of its DMAs and (c) to the Knowledge of Scripps, there are no market modification proceedings pending at the FCC with respect to any Scripps Station.  Since January 1, 2013, except as set forth on Section 7.15 of the Scripps Disclosure Schedule, neither Scripps nor any of its Subsidiaries has received any written notice from any MVPD with more than 25,000 subscribers in any of the Scripps Stations’ DMAs of such MVPD’s intention to delete such Scripps Station from carriage or to change such Station’s channel position.  Since January 1, 2013, except as set forth on Section 7.15 of the Scripps Disclosure Schedule, neither Scripps nor any of its Subsidiaries has received written notice of a petition seeking FCC modification of any Scripps Station’s television market.

Section 7.16  Taxes.

(a)           All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Scripps or its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are true and complete in material respects.

(b)           Each of Scripps and its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which it ordinarily records items on its books.

(c)           The income Tax Returns of Scripps and its Subsidiaries through the Tax year ended December 31, 2009, have been examined and closed, or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.
(d)           There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of Scripps, threatened against or with respect to Scripps or any of its Subsidiaries in respect of any Tax or Tax asset.

(e)           Neither Scripps nor any of its Subsidiaries has, since January 1, 2009, been a member of an affiliated, consolidated, combined or unitary group other than one of which Scripps was the common parent.

(f)            Section 7.16(f) of the Scripps Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which Scripps or any of its Subsidiaries currently files Tax Returns.

Section 7.17  Employee Benefit Plans.

(a)           A complete and correct list of each Scripps Benefit Plan as of the date hereof is set forth on Section 7.17(a) of the Scripps Disclosure Schedule.  Scripps has made available to Journal true and correct copies of the following (to the extent applicable): (i) written plan documents and all amendments thereto for each Scripps Benefit Plan (or to the extent no such copy exists, or Scripps Benefit Plan is not in writing, a written description of the material terms thereof), and (ii) the most recent summary plan description.  Except as set forth on Section 7.17(a) of the Scripps Disclosure Schedule, none of Scripps nor any of its Subsidiaries is the sponsor or plan administrator of any Benefit Plan.  Each Scripps Benefit Plan that is intended to be a “qualified plan” under Section 401(a) of the Code is so qualified and either has received a favorable determination letter or prototype opinion letter from the IRS and nothing has occurred that could reasonably be expected to adversely affect the qualification of such plan.

(b)           Except as set forth on Section 7.17(b) of the Scripps Disclosure Schedule, each Scripps Benefit Plan has been established and is being operated in compliance in all material respects with its terms and Applicable Law, including ERISA and the Code.

(c)           Except as set forth on Section 7.17(c) of the Scripps Disclosure Schedule, no Scripps Benefit Plan, either individually or collectively, provides for any payment that could result in the payment of any compensation or other payments that would not be deductible under the terms of Section 280G of the Code after giving effect to the Transactions.  Except as set forth in Section 7.17(c) of the Scripps Disclosure Schedule, the disallowance of a deduction under Section 162(m) of the Code for remuneration will not apply to any amount paid or payable by Scripps under any Contract, Benefit Plan, program or arrangement.

(d)           Except as set forth on Section 7.17(d) of the Scripps Disclosure Schedule, or as contemplated by the Employee Matters Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions shall: (i) result in the acceleration of the time of payment or vesting or creation of any rights of any current or former employee, manager or director to compensation or benefits under any Scripps Benefit Plan, (ii) result in any payment becoming due (for severance or termination pay or otherwise), or increase the amount of any compensation due, to any current or former employee, manager or director of Scripps or any of its Subsidiaries, (iii) increase any benefits otherwise payable under any Scripps Benefit Plan, or (iv) result in any liability of Scripps or any of its Subsidiaries for any benefits, premiums, or costs associated with any Scripps Benefit Plan that is a welfare benefit plan.

(e)           Except as set forth on Section 7.17(e) of the Scripps Disclosure Schedule, (i) none of Scripps nor any of its Subsidiaries, within the last five (5) years, has contributed to, nor ever has been required to contribute to, nor has any liability to, any multiemployer plan, and (ii) no Scripps Benefit Plan is (A) subject to Section 412 of the Code or Title IV of ERISA, (B) is a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, (C) is a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, or (D) provides group health or death benefits following termination of employment, other than to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or by a comparable state law.

(f)            Each Scripps Benefit Plan complies in form and operation and has been operated in material compliance with Section 409A of the Code, and none of Scripps or any of its Subsidiaries has reported, or is required to report, any violations of Section 409A of the Code.

(g)           Except as provided in Section 7.17(g) of the Scripps Disclosure Schedule, Scripps can unilaterally amend, terminate, or discontinue participation in any Scripps Benefit Plan at any time, including, but not limited to, any severance, termination, or retention program.

(h)           With respect to each group health plan benefiting any current or former Scripps Employee that is subject to Section 4980B of the Code, or was subject to Section 162(k) of the Code, Scripps has complied in all material respects with (i) the continuation coverage requirements of Section 4980B of the Code and Section 162(k) of the Code, as applicable, and Part 6 of Subtitle B of Title I of ERISA; (ii) the Health Insurance Portability and Accountability Act of 1996, as amended; and (iii) the Patient Protection and Affordable Care Act of 2010, as amended.

(i)            With respect to each group health plan that is subject to Section 1862(b)(1) of the Social Security Act (42 U.S.C. § 1395y(b), Scripps has complied in all material respects with the secondary payer requirements of Section 1862(b)(1) of such Act.

(j)            There is no pending or, to the Knowledge of Scripps, threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Authority with respect to any Scripps Benefit Plan (other than routine claims for benefits), nor is there any basis for one.

(k)           All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Scripps Benefit Plan have been paid, made or accrued.

(l)            With respect to any insurance policy providing funding for benefits under any Scripps Benefit Plan, (i) there is no liability of Scripps, in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of Scripps, no such proceedings with respect to any insurer are imminent.

(m)           Scripps has not agreed or committed to institute any new plan, program, arrangement or agreement for the benefit of employees or former employees of Scripps other than the Scripps Benefit Plans identified on Section 7.17(m) of the Scripps Disclosure Schedule, or to make any amendments to any of the Scripps Benefit Plans.

(n)           Each individual who is classified by Scripps as an independent contractor or contract worker has been properly classified by Scripps for the purposes of participation under each Scripps Benefit Plan.

Section 7.18  Environmental Matters.

(a)           No notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed relating to Scripps and its Subsidiaries and relating to or arising out of any Environmental Law, in each case excepting matters that have been fully resolved and for which all obligations have been fully completed.

(b)           No investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the Knowledge of Scripps, is threatened by any Governmental Authority or other Person relating to Scripps or its Subsidiaries and relating to or arising out of any Environmental Law.

(c)           Each of Scripps and its Subsidiaries is in compliance in all material respects with all Environmental Laws and all Environmental Permits.

(d)           There are no Liabilities of Scripps and its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation, omission or set of circumstances that could reasonably be expected to result in or be the basis for any such Liability.

(e)           There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted of which Scripps has Knowledge in relation to the current or prior business of Scripps and its Subsidiaries or any property or facility now or previously owned or leased by Scripps and its Subsidiaries that reveal matters that, individually or in the aggregate, have had or could reasonably be expected to have, a Scripps Material Adverse Effect.

Section 7.19  Property Matters.

(a)           Section 7.19(a) of the Scripps Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all material real property leased, subleased or licensed by Scripps and its Subsidiaries (collectively, the “Scripps Leases”), including, with respect to each location, a statement of (i) the location of the premises (the “Scripps Leased Premises”), (ii) the landlord, (iii) the date of the Scripps Lease, (iv) the dates of any extensions, amendments, supplements and other modifications thereof and (v) the business (Scripps Newspaper Business or Scripps Broadcast Business) to which each Scripps Lease pertains.  All Scripps Leases are valid, in full force and effect and free and clear of Liens other than Permitted Liens. Neither Scripps nor any of its Subsidiaries nor, to the Knowledge of Scripps, any other party to any Scripps Lease has (i)

violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of such Scripps Lease, (ii) received notice of any of the events in clause (i) above or (iii) received notice of termination, cancellation or non-renewal of any Scripps Lease. Scripps has made available to Journal true and complete, in all material respects, copies of all the Scripps Leases, all modifications or amendments thereto, waivers thereunder or guarantees or superior leases in connection therewith and all subordination and non-disturbance agreements relating thereto.
(b)           Section 7.19(b) of the Scripps Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all real property owned by Scripps and its Subsidiaries (collectively, the “Scripps Owned Properties”) and a statement as to the business (the Scripps Newspaper Business or the Scripps Broadcast Business) in which each Scripps Owned Property is used.  The Scripps Owned Properties and the Scripps Leased Premises constitute all of the real property used or occupied by Scripps and its Subsidiaries. Each entity listed on Section 7.19(b) of the Scripps Disclosure Schedule as owning a Scripps Owned Property has good and marketable fee simple title to such Scripps Owned Property, subject to no Liens other than Permitted Liens.

(c)           There does not exist any pending condemnation or eminent domain proceeding that affects any Scripps Owned Property, or to the Knowledge of Scripps, any such proceeding that affects any Scripps Leased Premises, or to the Knowledge of Scripps, any threatened condemnation or any eminent domain proceeding that affects any Scripps Owned Property or Scripps Leased Premises, and neither Scripps nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use any Scripps Owned Property or Scripps Leased Premises.  No material buildings in connection with the Scripps Owned Property are located in a flood plain.

(d)           Other than the Scripps Leases, any superior leases under which Scripps Leases that are subleases are created and Permitted Liens, none of the Scripps Owned Property or, to the Knowledge of Scripps, the Scripps Leased Premises are subject to any Contract granting to any Person other than Scripps or its Subsidiaries any right to the use, occupancy or enjoyment of such Scripps Owned Property or Scripps Leased Premises or any part thereof.

Section 7.20  Intellectual Property.

(a)           Scripps or its Subsidiaries own or otherwise have the right to use all Intellectual Property necessary to conduct its businesses as currently conducted (the “Scripps Intellectual Property”). There exist no restrictions on the disclosure, use, license or transfer of the Scripps Intellectual Property owned by Scripps and its Subsidiaries (the “Owned Scripps Intellectual Property”). For purposes of this Agreement, the term “Intellectual Property” means (i) patents, trademarks, service marks, trade names, logos, domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of such patents, trademarks, service marks, trade names, logos, domain names, copyrights and designs, (iii) know-how, inventions, whether or not patentable, computer software programs and applications (including source code and object code), databases and data collections, (iv) Websites and (v) any other similar type of proprietary intellectual property right.

(b)           The execution and delivery of this Agreement by Scripps and the consummation of the Transactions will not encumber, impair or extinguish any Scripps Intellectual Property. Section 7.20(b) of the Scripps Disclosure Schedule sets forth a complete and accurate list for each of the Scripps Newspaper Business and the Scripps Broadcast Business separately of all (i) registrations or applications for registration included in the Owned Scripps Intellectual Property and (ii) all agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $1,000,000 or less) to which Scripps or any of its Subsidiaries is a party or otherwise bound that are material to either the Scripps Newspaper Business or the Scripps Broadcast Business and pursuant to which Scripps or any of its Subsidiaries (A) obtains the right to use any Intellectual Property and/or (B) grants the right to use any Intellectual Property.

(c)           To the Knowledge of Scripps, the conduct of its businesses as currently conducted does not infringe, violate or constitute a misappropriation of any Intellectual Property of any Third Party in any material respect.  Since January 1, 2012, neither Scripps nor any of its Subsidiaries has received any written claim or notice alleging any such material infringement, violation or misappropriation, and there is no claim, action, suit, investigation or proceeding currently pending against, or, to the Knowledge of Scripps, threatened against Scripps or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of Scripps or its Subsidiaries in any material portion of the Scripps Intellectual Property, (ii) alleging that the use of the Scripps Intellectual Property or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by Scripps or its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise materially violate any Intellectual Property of any Third Party or (iii) alleging that Scripps or any of its Subsidiaries have materially infringed, misappropriated or otherwise violated any Intellectual Property of any Third Party.

(d)           None of the Scripps Intellectual Property has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Scripps, all such Scripps Intellectual Property is valid and enforceable. To the Knowledge of Scripps, no Third Party is infringing, violating or misappropriating any of the Scripps Intellectual Property in any material respect.

(e)           With respect to each Website, to the Knowledge of Scripps, Scripps has taken commercially reasonable steps to:  (i) maintain what it believes are adequate computer resources to help ensure that no service outages will occur due to insufficient data-storage, memory, server response levels or other related reasons (except outages which are at industry acceptable levels); (ii) protect the confidentiality, integrity and security of such Websites against any unauthorized use, access, interruption, modification or corruption, as the case may be; (iii) obtain consent for its acquisition, storage, transfer and use of personal information as required by Applicable Law; and (iv) put in place policies and procedures to limit the liability of Scripps as a host of user-generated content.  To the Knowledge of Scripps, all material proprietary Intellectual Property produced or otherwise exclusively generated by or for Scripps, whether by assignment, work made for hire or otherwise, including any content posted on the Websites and which material Intellectual Property is produced solely by or for the benefit of Scripps, is owned exclusively or validly licensed by Scripps.  Scripps has taken reasonable steps to ensure that all Persons (including current and former employees of Scripps and any independent contractors) who create or contribute to material proprietary Intellectual Property owned or used by Scripps in the conduct of its businesses have assigned to Scripps in writing all of their rights therein that did not initially vest with Scripps by operation of law.

Section 7.21  Scripps Material Contracts.

(a)           Except as set forth on Section 7.21(a) of the Scripps Disclosure Schedule, as of the date hereof, neither Scripps nor any of its Subsidiaries is a party to or otherwise bound by:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           any employment or consulting Contract with any Scripps Employee providing for base compensation in excess of $350,000 in the case of the Scripps Newspaper Business or $350,000 in the case of the Scripps Broadcast Business, other than those that are terminable by Scripps on no more than thirty (30) days’ notice without liability or financial obligation to Scripps;

(iii)          any Contract containing any covenant (A) limiting the right of Scripps or any of its Subsidiaries to engage in any line of business or compete with any Person in any line of business or to compete with any party, (B) granting any exclusive rights to make, sell or distribute the products or services of Scripps or any of its Subsidiaries or (C) otherwise prohibiting or limiting the right of Scripps or any of its Subsidiaries to make, sell or distribute any products or services;

(iv)          any Contract relating to the disposition or acquisition by Scripps or any of its Subsidiaries of an amount of assets or of any business (whether by merger, sale of stock, sale of assets or otherwise) with a value in excess of $500,000 in the case of the Scripps Newspaper Business, or $500,000 in the case of the Scripps Broadcast Business or pursuant to which Scripps or any of its Subsidiaries has any ownership interest with a value in excess of $500,000 in the case of the Scripps Newspaper Business or $500,000 in the case of the Scripps Broadcast Business, in any other Person other than any Subsidiaries;

(v)           any Contract to license any Third Party to manufacture or reproduce any of Scripps’s or any of its Subsidiaries’ products, services or technology or any Contract to sell or distribute any of Scripps’s or any of its Subsidiaries’ products, services or technology, except agreements entered into in the ordinary course of business consistent with past practice;

(vi)          any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case other than accounts receivables and payables in the ordinary course of business consistent with past practice;
(vii)         any Contract under which Scripps or any of its Subsidiaries has licensed its Intellectual Property to a Third Party, other than in the ordinary course of business consistent with past practice;

(viii)        any Contract under which Scripps or any of its Subsidiaries has received a license to any Intellectual Property owned by a Third Party that either has required or is anticipated to require payment by any Person in excess of $1,000,000 in the case of the Scripps Newspaper Business, or $1,000,000 in the case of the Scripps Broadcast Business;

(ix)           any Contract providing for the purchase by Scripps or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments by Scripps or any of its Subsidiaries of $1,000,000, in the case of the Scripps Newspaper Business, or $1,000,000 in the case of the Scripps Broadcast Business, or more, or (B) aggregate payments by Scripps or any of its Subsidiaries of $2,500,000 in the case of the Scripps Newspaper Business, or $2,500,000 in the case of the Scripps Broadcast Business, or more;

(x)            any Contract relating to the leasing of personal property by Scripps or any of its Subsidiaries providing for annual rentals of $500,000 in the case of the Scripps Newspaper Business, or $500,000 in the case of the Scripps Broadcast Business, or more;

(xi)           any Contract relating to a partnership, joint venture or other similar arrangement;

(xii)          any Contract relating to retransmission consent or network affiliation;

(xiii)         any collective bargaining Contract;

(xiv)         any Contract relating to the leasing of digital subchannels;

(xv)          any Contract relating to (A) the syndication, ownership or licensing of programing, film or other content not covered by subclauses (vii) or (viii), above, or (B) the sale of advertising time, in each case other than in the ordinary course of business consistent with past practice;

(xvi)         any Contract relating to agency, dealer, sales representative, marketing or similar arrangements providing for annual payments of $1,000,000 in the case of the Scripps Newspaper Business, or $1,000,000 in the case of the Scripps Broadcast Business, or more; or

(xvii)        any other Contract not listed above that is material to its business as currently conducted.

(b)           The Contracts disclosed or required to be disclosed on Section 7.21(a) of the Scripps Disclosure Schedule are referred to herein as the “Scripps Material Contracts”. A true and complete copy of each Scripps Material Contract (including any modifications and amendments thereto or waivers thereunder) has been made available to Journal.  Section 7.21(a) of the Scripps Disclosure Schedule identifies each Scripps Material Contract applicable to the Scripps Newspaper Business or the Scripps Broadcast Business.
(c)           All Scripps Material Contracts are valid and in full force and effect. Since January 1, 2014, neither Scripps nor any of its Subsidiaries, and, to the Knowledge of Scripps, no Third Party to any such Scripps Material Contract, has (i) violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a material default under the provisions of any Scripps Material Contract, (ii) received notice of any of the events set forth in clause (i) above or (iii) received notice of termination, cancellation or non-renewal of any Scripps Material Contract.

Section 7.22  Labor Matters.

(a)           Section 7.22(a) of the Scripps Disclosure Schedule sets forth a complete and correct list, dated as of a date no earlier than five (5) days prior to the date hereof, of all current Scripps Employees, including each current Scripps Employee’s name, date of hire, current rate of base compensation, department and title.  As used herein, “Scripps Employee” means each natural person (i) who is employed by Scripps or any of its Subsidiaries, as of a date no earlier than five (5) days prior to the date hereof or (ii) who becomes employed by Scripps or any of its Subsidiaries following such date and, in each case, is employed by Scripps or any of its Subsidiaries immediately prior to the Closing Date.

(b)           Except as set forth on Section 7.22(b) of the Scripps Disclosure Schedule, as of the date hereof, to the Knowledge of Scripps (i) there is not pending or threatened in any manner against Scripps or any of its Subsidiaries any labor dispute, strike, slowdown, picketing or work stoppage by a group of Scripps Employees, (ii) there is no organizational effort, campaign, petition or other unionization activities currently being made, or threatened in any manner, by or on behalf of any labor union with respect to any Scripps Employees, including those who are not already represented by a labor union, and (iii) Scripps and all of its Subsidiaries are in compliance in all material respects with all applicable labor and employment laws in connection with the employment of the Scripps Employees, including those laws relating to employment practices, immigration, workers’ compensation, worker safety, wages and hours, employee classification, the payment of social security and similar taxes, discrimination, collective bargaining and plant closing or layoff under the Worker Adjustment and Retraining and Notifications Act or similar laws and regulations (“WARN”).  Neither Scripps nor any of its Subsidiaries has experienced any strike, slowdown, picketing, work stoppage or other similar material labor difficulty within the twelve (12) months preceding the date hereof.

(c)           Except as set forth on Section 7.22(c) of the Scripps Disclosure Schedule, as of the date hereof, neither Scripps nor any of its Subsidiaries is a signatory or a party to, or otherwise bound by, any collective bargaining agreement which covers any Scripps Employees or former Scripps Employees, or has agreed to recognize any union or other collective bargaining unit with respect to any Scripps Employees. With respect to any item listed on Section 7.22(c) of the Scripps Disclosure Schedule, to the Knowledge of Scripps, neither Scripps nor any of its Subsidiaries (i) has been notified in any manner of any claim or grievance under any collective bargaining agreement, (ii) has pending or threatened in any manner against it any charge or unfair labor practice complaint before any applicable Governmental Authority, (iii) has pending or threatened in any manner against it any demand for or notification of an arbitration proceeding arising out of or under any collective bargaining agreement, or (iv) is in or alleged to be in violation of any collective bargaining agreement to which it is a party.
Section 7.23  Insurance.  Scripps has furnished to Journal a list of, and true and complete copies of, all insurance policies relating to its businesses and its officers and employees. There is no claim by Scripps nor any of its Subsidiaries pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies have been timely paid and Scripps and its Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies. Such policies of insurance are in full force and effect. Scripps does not know of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of such policies.

Section 7.24  Intercompany Transactions. Except as otherwise provided in this Agreement, since January 1, 2012, there has not been any transaction between Scripps and its Subsidiaries (other than the Scripps Newspaper Entities), on the one hand, and the Scripps Newspaper Entities, on the other hand, other than in the ordinary course of business consistent with past practice.

Section 7.25  Sufficiency of Transferred Assets. Subject to Section 2.04, as of the Newspaper Merger Effective Time, no Scripps Newspaper Assets will be owned or held by Scripps or any of the Scripps Broadcast Entities. As of the Newspaper Merger Effective Time, assuming the consummation of the transactions contemplated by Articles 2 and 3 and the availability of any assets and services contemplated to be made available to Newco and its Subsidiaries (including the Scripps Newspaper Entities) pursuant to the terms of the Transaction Agreements, the Scripps Newspaper Assets will be sufficient to conduct the Scripps Newspaper Business as currently conducted.

Section 7.26  Tax Treatment. Neither Scripps nor any of its Affiliates has taken or agreed to take any action, and Scripps has no Knowledge of any fact or circumstance, that would (a) prevent the SMI Newspaper Contribution and the SMI Newspaper Distribution from qualifying as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (b) prevent the SMI Newspaper Distribution from qualifying as tax-free under Section 355(a) of the Code to Scripps and as tax-free to SMI under Section 361(c) of the Code; (c) cause Section 355(e) of the Code to apply to the SMI Newspaper Distribution; (d) prevent the Scripps Newspaper Contribution and Scripps Newspaper Distribution from qualifying as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (e) prevent the Scripps Newspaper Distribution from qualifying as tax-free under Section 355(a) of the Code to the Scripps Shareholders and as tax-free to Scripps under Section 361(c) of the Code; (f) cause Section 355(e) of the Code to apply to the Scripps Newspaper Distribution; (g) otherwise cause the Scripps Spinco Common Stock to fail to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (h) prevent the Newspaper Mergers from qualifying as exchanges described in Section 351 of the Code and/or reorganizations described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; or (i) prevent the Broadcast Merger from qualifying as a reorganization described in Section 368(a) of the Code.

Section 7.27  Opinion of Financial Advisor. The Board of Directors of Scripps has received written opinions of Wells Fargo to the effect that, as of the date of such opinions and based upon and subject to the assumptions, qualifications and limitations set forth therein, (a) the Scripps Newspaper Exchange Ratio in connection with the Scripps Newspaper Merger pursuant to this Agreement is fair, from a financial point of view, to holders of shares of Scripps Common Shares who receive shares of Scripps Spinco Common Stock pursuant to the Scripps Newspaper Distribution and (b) the Broadcast Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Scripps.

Section 7.28  FCC Qualification.  The Broadcast Merger will not result in any change in control of the Scripps Stations under the Communications Laws, including any pro forma change in control.  Subject to prior effectuation of the Newspaper Mergers as contemplated by this Agreement and to the ownership limits identified in Section  8.14 of the

Journal Disclosure Schedule, Scripps is legally, financially and otherwise qualified under the Communications Laws to be or control the licensee of, acquire, own, and operate the Journal Stations, and there are no facts or circumstances that would, under the Communications Laws and the existing procedures of the FCC, disqualify Scripps as a transferee of the FCC Transfer Licenses or any of the Journal Broadcast Entities or as the owner and operator of the Journal Stations.  Scripps is in compliance with Section 310(b) of the Communications Laws and the FCC’s rules governing alien ownership.  Except as set out on Section  8.14 of the Journal Disclosure Schedule, no waiver of or exemption from any provision of the Communications Laws and policies of the FCC is necessary for the FCC Consent to be obtained and there are no facts or circumstances relating to Scripps that might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Scripps, (b) materially delay obtaining the FCC Consent, (c) result in a challenge to the FCC Application or (d) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent. Other than the signatories to the Scripps Family Agreement and the officers and directors of Scripps and SMI, no person has or following the Broadcast Merger will have an attributable ownership or positional interest in Scripps or SMI under the Communications Laws, and following the Newspaper Mergers none of the signatories to the Scripps Family Agreement will have an attributable ownership interest in Newco under the Communications Laws.  Neither the Scripps Family Agreement nor any other agreement to like effect shall apply to shares of Newco held by the parties to the Scripps Family Agreement following the Newspaper Merger.

Section 7.29  No Additional Representations.  Except for the representations and warranties made by Scripps in this Article 7, neither Scripps nor any other Person makes any express or implied representation or warranty with respect to Scripps or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and Scripps hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Scripps nor any other Person makes or has made any representation or warranty to any of the other parties or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Scripps, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by Scripps in this Article 7, written information presented to any of the other parties hereto or any of their Affiliates or Representatives in the course of their due diligence investigation of Scripps, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF JOURNAL

Except as set forth in the (i) Journal SEC Documents (excluding any disclosures in the Journal SEC Documents under the heading “Risk Factors” and any other disclosures that are predictive or forward-looking in nature) or the (ii) Journal Disclosure Schedule, Journal represents and warrants to Scripps that:

Section 8.01  Corporate Existence and Power.  Each of Journal and its Subsidiaries is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of the state of its organization or formation (in the case of good standing to the extent such state recognizes such concept) and has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted.  Each of Journal and its Subsidiaries is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing to the extent such jurisdiction recognizes such concept).  Journal has heretofore delivered or made available to Scripps true and complete copies of the Organizational Documents of Journal and each of its Subsidiaries, as currently in effect.

Section 8.02  Corporate Authorization.

(a)           The execution, delivery and performance by Journal and its Subsidiaries of the Transaction Agreements to which they are or will be party, and the consummation by Journal and its Subsidiaries of the Transactions are within Journal’s and its applicable Subsidiaries’ corporate or other powers and, upon obtaining the Journal Shareholder Approval, will have been duly authorized by all necessary corporate or other action on the part of Journal and such Subsidiaries.  Each Transaction Agreement to which Journal or any of its Subsidiaries is or will be a party constitutes, or will, when executed, constitute, a valid and binding agreement of Journal and each such Subsidiary that is a party thereto, enforceable against Journal and each such Subsidiary in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights and (ii) for the limitations imposed by general principles of equity.

(b)           At a meeting duly called and held, Journal’s Board of Directors has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to and in the best interests of the Journal Shareholders, (ii) approved and adopted this Agreement and the Transactions, (iii) resolved to recommend approval and adoption of the Journal Newspaper Distribution and Journal Newspaper Merger, and the Broadcast Merger, to the holders of Journal Common Stock and (iv)

directed that the Journal Newspaper Distribution and the Journal Newspaper Merger, and the Broadcast Merger, be submitted to the holders of Journal Common Stock for their approval and adoption.

(c)           The only vote or consent of holders of any class or series of capital stock of Journal necessary to approve this Agreement and the Transactions is the Journal Shareholder Approval.  Journal is not party or subject to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  The Board of Directors of Journal has adopted such resolutions as may be necessary to render inapplicable to this Agreement and the Transactions any restrictions on “business combinations” (or the equivalent term) as may be set forth in any Applicable Laws.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation applicable to Journal enacted under any Applicable Law applies to this Agreement or the Transactions.

(d)           Journal Spinco’s Board of Directors has unanimously (i) determined that this Agreement and the Transactions (including the Journal Newspaper Merger) are advisable and fair to and in the best interests of the sole stockholder of Journal Spinco, (ii) approved and adopted this Agreement and the Transactions (including the Journal Newspaper Merger), (iii)  resolved to recommend approval and adoption of this Agreement and the Transactions (including the Journal Newspaper Merger) by the sole stockholder of Journal Spinco and (iv) directed that this Agreement and the Transactions (including the Journal Newspaper Merger) be submitted to the sole stockholder of Journal Spinco for its approval and adoption.  Journal, as sole stockholder of Journal Spinco as of the date hereof, has duly adopted this Agreement (including the agreement of merger herein for the Journal Newspaper Merger) and the Transactions, including the Journal Newspaper Merger by all necessary stockholder action.

Section 8.03  Governmental Authorization.  The execution, delivery and performance by Journal and its Subsidiaries of the Transaction Agreements to which they are or will be party and the consummation by Journal and such Subsidiaries of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of certificates or articles of merger with respect to the Mergers with the Secretary of State of Delaware or the Wisconsin Department of Financial Institutions, as applicable, and appropriate documents with the relevant authorities of other states in which Journal is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws, (d) compliance with the applicable requirements of the Communications Laws, (e) compliance with the rules and regulations of the NYSE and (f) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Journal Material Adverse Effect or impair the ability of Journal and its applicable Subsidiaries to consummate the Transactions.

Section 8.04  Non-contravention.  The execution, delivery and performance by Journal and its Subsidiaries of the Transaction Agreements to which they are or will be party and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Journal or any such Subsidiary, (b) assuming compliance with the matters referred to in Section 8.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 8.03, and except as set forth on Section 8.04 of the Journal Disclosure Schedule, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Journal or any of its Subsidiaries is entitled under any provision of any Contract binding upon Journal or any of its Subsidiaries or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Journal or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Journal or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not be reasonably expected to have, individually or in the aggregate, a Journal Material Adverse Effect or prohibit or impair or delay the ability of Journal or any of its Subsidiaries to consummate the Transactions.

Section 8.05  Capitalization.

(a)           The authorized capital stock of Journal consists of (i) 170,000,000 shares of Journal Class A Common Stock, (ii) 120,000,000 shares of Journal Class B Common Stock, and (iii) 10,000,000 shares of Preferred Stock.  As of July 25, 2014, there were outstanding (i) 44,953,473 shares of Journal Class A Common Stock, (ii) 5,958,878 shares of Journal Class B Common Stock, (iii) 199,191 unvested Journal RSUs convertible into an aggregate of 191,171 shares of Journal Class B Common Stock (which number could change based on the Closing Date and Journal’s financial performance prior to the Closing Date), (iv) 742,207 Journal SARs which may be settled in shares of Journal Class B Common Stock and (v) no Preferred Shares.  All outstanding shares of capital stock of Journal have been, and all shares that may be issued pursuant to any compensatory plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable.  No Subsidiary of Journal owns any shares of capital stock of Journal.

Section 8.05(a) of the Journal Disclosure Schedule contains a complete and correct list as of July 25, 2014, of (A) each outstanding Journal Stock Option, including the holder, date of grant, exercise price, vesting schedule and number of shares of Journal Common Stock subject thereto and (B) each outstanding Journal RSU including the holder, date of issuance, vesting schedule and number of shares of Journal Common Stock subject thereto.

(b)           Except as set forth in this Section 8.05, for changes since June 30, 2014,  resulting from the exercise of employee stock options or vesting and conversion of Journal RSUs outstanding on such date and for outstanding rights under the Journal Employee Stock Purchase Plan, there are no outstanding (i) shares of capital stock or voting securities of Journal, (ii) securities of Journal convertible into or exchangeable for shares of capital stock or voting securities of Journal or (iii) options, Journal RSUs or other rights to acquire from Journal, or other obligations of Journal to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Journal (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Journal Securities”).  There are no outstanding obligations of Journal or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Journal Securities.

Section 8.06  Journal Entities.

(a)           Journal Newspaper Entities.

(i)            Each Journal Newspaper Entity is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (in the case of good standing, to the extent such jurisdiction recognizes such concept), has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted.  Each Journal Newspaper Entity is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept).  All Journal Newspaper Entities, the owners of its capital stock (to the extent a less than wholly owned Journal Subsidiary) and their respective jurisdictions of organization or formation are identified on Section 8.06(a) of the Journal Disclosure Schedule.  Journal beneficially owns no interests in any Person engaged in the Journal Newspaper Business other than the Journal Newspaper Entities.  To the Knowledge of Journal and except as set forth on Section 8.06(a) of the Journal Disclosure Schedule, no Journal Newspaper Entity is engaged in any business other than the Journal Newspaper Business or has any Liabilities relating to any other business.

(ii)           All of the outstanding capital stock of, or other voting securities or ownership interests in, Journal Spinco will be (as of immediately prior to the Journal Newspaper Distribution) directly owned by Journal, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  Except as set forth on Section 8.06(a) of the Journal Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Journal Newspaper Entity (other than Journal Spinco), will be (as of immediately prior to the Journal Newspaper Distribution) directly or indirectly owned by Journal Spinco free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no outstanding (A) securities of Journal or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Journal Newspaper Entity or (B) options or other rights to acquire from Journal or any of its Subsidiaries, or other obligation of Journal or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Journal Newspaper Entity (the items in clauses (A) and (B) being referred to collectively as the “Journal Newspaper Securities”).  There are no outstanding obligations of Journal or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Journal Newspaper Securities.

(iii)          After giving effect to the Journal Newspaper Distribution, neither Journal nor any of its Subsidiaries will own any shares of Journal Spinco Common Stock or any other capital stock or other equity interest in any Journal Newspaper Entity.

(b)           Journal Broadcast Entities.

(i)           Each Journal Broadcast Entity is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (in the case of good standing, to the extent such jurisdiction recognizes such concept), has all corporate or other powers and all Governmental Approvals required to carry on its business as now conducted. Each Journal Broadcast Entity is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where such qualification is necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept). All Journal Broadcast Entities, the owners of its capital stock (to the extent a less than wholly owned Journal Subsidiary) and their respective jurisdictions of organization or formation are identified on Section 8.06(b) of the Journal Disclosure Schedule.  Journal beneficially owns no interests in any Person engaged in the Journal Broadcast Business other than the Journal Broadcast Entities.  To the Knowledge of Journal and except as set forth on Section 8.06(b) of the Journal Disclosure Schedule, no Journal Broadcast Entity is engaged in any business other than the Journal Broadcast Business or has any Liabilities relating to any other business.

(ii)           Except as set forth on Section 8.06(a) of the Journal Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Journal Broadcast Entity will be (as of immediately prior to the Broadcast Merger) directly or indirectly owned by Journal, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no outstanding (A) securities of Journal or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Journal Broadcast Entity or (B) options or other rights to acquire from Journal or any of its Subsidiaries, or other obligation of Journal or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Journal Broadcast Entity (the items in clauses (A) and (B) being referred to collectively as the “Journal Broadcast Securities”).  There are no outstanding obligations of Journal or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Journal Broadcast Securities.

Section 8.07  SEC Filings and the Sarbanes-Oxley Act.

(a)           Journal has delivered or made available to Scripps (i) its annual reports on Form 10-K for the years ended December 25, 2011, December 30, 2012 and December 29, 2013, (ii) its quarterly report on Form 10-Q for the quarter ended March 30, 2014, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the Journal Shareholders held since December 29, 2013, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 29, 2013 (the documents referred to in this Section 8.07(a), collectively, the “Journal SEC Documents”).

(b)           As of its filing date, each Journal SEC Document complied, and each such Journal SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(c)           As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Journal SEC Document filed pursuant to the Exchange Act did not, and each such Journal SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(d)           Each Journal SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)           Journal has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Journal, including its consolidated Subsidiaries, is made known to Journal’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Journal’s principal executive officer and principal financial officer to material information required to be included in Journal’s periodic reports required under the Exchange Act.

(f)           Journal and its Subsidiaries have established and maintain a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Journal’s financial reporting and the preparation of Journal’s financial statements for external purposes in accordance with GAAP. Journal has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Journal’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Journal has made available to Scripps a summary of any such disclosure made by management to its auditors and audit committee since December 31, 2010.

(g)           There are no outstanding loans or other extensions of credit made by Journal or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Journal. Journal has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)           The financial statements included in the Journal SEC Documents fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Journal and its Subsidiaries as of the dates specified therein and the consolidated results of operations and cash flows of Journal and its Subsidiaries for the periods specified therein (subject to normal and immaterial year-end adjustments in the case of unaudited financial statements).

Section 8.08  Carve-Out and Segment Financial Information.

(a)           The audited balance sheets as of December 29, 2013, December 30, 2012 and December 25, 2011, and the related audited statements of income and cash flows for each of the years ended December 29, 2013, December 30, 2012 and December 25, 2011, for the Journal Newspaper Business and, if required by the SEC to be included in the Registration Statements, the Journal Broadcast Business that will be provided pursuant to Section 10.05, and all the audited and unaudited financial statements of each of the Journal Newspaper Business and the Journal Broadcast Business that will be included in the Registration Statements, will fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the financial position of each of the Journal Newspaper Business and the Journal Broadcast Business, as the case may be, as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal and immaterial year-end adjustments in the case of any unaudited interim financial statements included in the Registration Statements).
(b)           The financial data of the Journal Broadcasting and Publishing segments as of and for the twelve months ended December 29, 2013 and three months ended March 30, 2014 included in the Journal SEC Documents (i) are derived from and are consistent with the books and records of Journal and its Subsidiaries, (ii) are the financial data of the Journal Broadcasting and Publishing segments as of and for such period, that were made available to and used by the managers of Journal and (iii) were included in the consolidated financial statements of Journal as of the twelve months ended December 29, 2013 and the three months ended March 30, 2014, as contained in Journal’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q as of and for such periods as filed with the SEC.

Section 8.09  Information Supplied. The information (including all financial data) supplied by Journal for inclusion or incorporation in the Registration Statements and any amendments or supplements thereto and, to the Knowledge of Journal, all information related to Newco contained therein shall not at the time the applicable Registration Statement is declared effective by the SEC or at the Broadcast Merger Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 8.10  Absence of Certain Changes. (a) From January 1, 2014, until the date hereof, except as expressly contemplated by the Transaction Agreements, Journal has conducted its businesses in the ordinary course consistent with past practice and there has not been:

(i)             any amendment of the Organizational Documents of Journal or any of its Subsidiaries;

(ii)           any splitting, combination or reclassification of any shares of capital stock of Journal or any of its Subsidiaries or declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock of Journal or any of its Subsidiaries, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any capital stock of Journal for any of its Subsidiaries;

(iii)           any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of capital stock of Journal for any of its Subsidiaries;
(iv)          any incurrence of any capital expenditures or any obligations or liabilities in respect thereof, except for any such incurrence in the ordinary course of business consistent with past practice;

(v)           any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, of any assets, securities, properties, interests or businesses, other than any such acquisition in the ordinary course of business consistent with past practice;

(vi)          any sale, lease or other transfer of, or creation or incurrence of any Lien on, any assets, securities, properties, interests or businesses, other than (A) sales of inventory or leases of property in the ordinary course of business consistent with past practice and (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $500,000 individually, in the case of the Journal Broadcast Business, or $500,000 individually, in the case of the Journal Newspaper Business;

(vii)         any making of any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(viii)        any creation, incurrence, assumption or sufferance to exist of any indebtedness for borrowed money or guarantees thereof, other than pursuant to and in accordance with the Journal Credit Agreement and in the ordinary course of business consistent with past practice;

(ix)           any damage, destruction or other casualty loss (whether or not covered by insurance) materially adversely affecting Journal or any of its Subsidiaries;

(x)           (A) any entering into of any Contract that limits or otherwise restricts in any respect Journal or any of its Subsidiaries or that could, on or after the Closing Date, limit or restrict in any respect the Journal Newspaper Business or the Journal Broadcast Business from engaging or competing in any line of business, in any location or with any Person or (B) any entering into, amendment or modification in any adverse respect or termination of or any nonrenewal or expiration of any Journal Material Contract, or waiver, release or assignment of any material rights, claims or benefits of Journal or any of its Subsidiaries;

(xi)           (A) any grant or increase of any severance or termination pay to (or amendment of any existing arrangement with) any employee, (B) any increase in benefits payable under any existing severance or termination pay policies or employment agreements of any employee, (C) any entering into of any employment, deferred compensation, retention, change in control, tax gross-up, special bonus, stay bonus or other similar agreement (or amendment of any such existing agreement) with any employee, (D) any establishment, adoption or amendment (except as required by Applicable Law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any employee or (E) any increase in compensation, bonus or other benefits payable to any employee, in each case, other than in the ordinary course of business consistent with past practice;
(xii)          any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees;

(xiii)         any change in Journal’s or any of its Subsidiaries’ methods of accounting, except as required by concurrent changes in GAAP, Applicable Law or the Public Company Accounting Oversight Board;

(xiv)         any settlement, or offer or proposal to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against Journal or any of its Subsidiaries, in each case except as would not have a Journal Material Adverse Effect, (B) any stockholder litigation or dispute against Journal or any of its Subsidiaries or any of their respective officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(xv)          any Tax election, any annual tax accounting period changed, any method of tax accounting adopted or changed, any Tax Returns amended or claims for Tax refunds filed, any closing agreement entered into, any Tax claim, audit or assessment settled, or any right to claim a Tax refund, offset or other reduction in Tax liability surrendered; or

(xvi)         any adverse regulatory events, developments or changes, including recoupments not in the ordinary course of business consistent with past practice, loss of licensure or failure to renew any permits or licenses.

(b)           Since December 31, 2013, there has not been any event, occurrence, development or state of circumstances or facts that constitutes a Journal Material Adverse Effect.

Section 8.11  No Undisclosed Liabilities. There are no known or unknown Liabilities of Journal or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than:

(a)           Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013;

(b)           Liabilities contemplated by or incurred in connection with the Transaction Agreements or the Transactions; and

(c)            Liabilities that, individually or in the aggregate, have not had or would not reasonably be expected to have a Journal Material Adverse Effect.

Section 8.12  Compliance with Laws and Court Orders. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Journal Material Adverse Effect, each of Journal and its Subsidiaries is, and since January 1, 2012, has been, in compliance with, and to the Knowledge of Journal is not under investigation by any Governmental Authority with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law.
Section 8.13  Finders’ Fees. Except for Methuselah Advisors (“Methuselah”) (all of whose fees and expenses shall be paid by Journal), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Journal or any of its Affiliates that might be entitled to any fee or commission from Journal or any of its Affiliates in connection with the Transactions.

Section 8.14  FCC Transfer Licenses; Primary Journal FCC Licenses.  Section 8.14(a) of the Journal Disclosure Schedule sets forth all the FCC Licenses necessary or useful for the lawful operation of each of the Journal Stations as operated as of the date hereof (the “FCC Transfer Licenses”), all required FCC antenna structure registrations and any pending applications for modification of the FCC Transfer Licenses.  All of Journal’s full-power radio and television broadcast licenses are separately identified on Section 8.14(a) of the Journal Disclosure Schedule as the “Primary Journal FCC Licenses”.  Except as set forth on Section 8.14(b) of the Journal Disclosure Schedule, (a) the holders of the FCC Transfer Licenses are as set forth on Section 8.14(a) of the Journal Disclosure Schedule, (b) the Primary Journal FCC Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, (c) there is not pending, or, to the Knowledge of Journal, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the Primary Journal FCC Licenses (other than proceedings to amend FCC rules of general applicability), (d) there is not issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or order of forfeiture with respect to the Journal Stations that would reasonably be expected to result in any such action, (e) the Primary Journal FCC Licenses have been issued for the full terms customarily issued by the FCC for full service radio and television stations, (f) the Primary Journal FCC Licenses are not subject to any material condition except for those conditions appearing on the face of the Primary Journal FCC Licenses and conditions generally applicable to full service radio and television stations, (g) Journal and its Subsidiaries are operating the Journal Broadcast Business in compliance in all material respects with all applicable Communications Laws and, with respect to all antennas used in connection with the Journal Broadcast Business, all applicable rules, regulations and requirements of the Federal Aviation Administration, and (h) to the Knowledge of Journal after appropriate inquiry to the FCC, there is no fact or circumstance relating to the operation of the Journal Stations, or to Journal or any of its Affiliates or any of their respective officers, directors, shareholders, members or partners, that might reasonably be expected to result in (i) the FCC refusing to grant the FCC Application or any Journal Station’s Renewal Application; (ii) any challenge to the FCC Application or any Journal Station’s Renewal Application; or (iii) any material delay by the FCC in granting the FCC Application or any Journal Station’s Renewal Application. The FCC Transfer Licenses expire or expired on the dates corresponding thereto as set forth on Section 8.14(a) of the Journal Disclosure Schedule.

Section 8.15  Retransmission Consent Agreements.  Section 8.15 of the Journal Disclosure Schedule contains a list of all retransmission consent agreements with MVPDs with more than 25,000 subscribers with respect to each Journal Station.  Except as set forth on Section 8.15 of the Journal Disclosure Schedule, (a) Journal or one of its Subsidiaries has entered into retransmission consent agreements with respect to each MVPD with more than 25,000 subscribers in any of its DMAs, (b) Journal or one of its Subsidiaries has made a timely election for retransmission consent, pursuant to FCC rules, for the current must-carry/retransmission consent election cycle for each Journal Station with respect to each MVPD with more than 25,000 subscribers in any of its DMAs and (c) to the Knowledge of Journal, there are no market modification proceedings pending at the FCC with respect to any Journal Station.  Since January 1, 2013, except as set forth on Section 8.15 of the Journal Disclosure Schedule, neither Journal nor any of its Subsidiaries has received any written notice from any MVPD with more than 25,000 subscribers in any of the Journal Stations’ DMAs of such MVPD’s intention to delete such Journal Station from carriage or to change such Station’s channel position.  Since January 1, 2013, except as set forth on Section 8.15 of the Journal Disclosure Schedule, neither Journal nor any of its Subsidiaries has received written notice of a petition seeking FCC modification of any Journal Station’s television market.

Section 8.16  Taxes.

(a)           All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Journal or its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are true and complete in all material respects.

(b)           Each of Journal and its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which it ordinarily records items on its books.

(c)           The income Tax Returns of Journal and its Subsidiaries through the Tax year ended December 31, 2009, have been examined and closed, or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d)           There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of Journal, threatened against or with respect to Journal or any of its Subsidiaries in respect of any Tax or Tax asset.

(e)           Neither Journal nor any of its Subsidiaries has, since January 1, 2009, been a member of an affiliated, consolidated, combined or unitary group other than one of which Journal was the common parent.

(f)           Section 8.16(f) of the Journal Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which Journal or any of its Subsidiaries currently files Tax Returns.
Section 8.17  Employee Benefit Plans.

(a)           A complete and correct list of each Journal Benefit Plan as of the date hereof is set forth on Section 8.17(a) of the Journal Disclosure Schedule.  Journal has made available to Scripps true and correct copies of the following (to the extent applicable): (i) written plan documents and all amendments thereto for each Journal Benefit Plan (or to the extent no such copy exists, or Journal Benefit Plan is not in writing, a written description of the material terms thereof), and (ii) the most recent summary plan description.  Except as set forth on Section 8.17(a) of the Journal Disclosure Schedule, none of Journal nor any of its Subsidiaries is the sponsor or plan administrator of any Benefit Plan.  Each Journal Benefit Plan that is intended to be a “qualified plan” under Section 401(a) of the Code is so qualified and either has received a favorable determination letter or prototype opinion letter from the IRS and nothing has occurred that could reasonably be expected to adversely affect the qualification of such plan.

(b)           Except as set forth on Section 8.17(b) of the Journal Disclosure Schedule, each Journal Benefit Plan has been established and is being operated in compliance in all material respects with its terms and Applicable Law, including ERISA and the Code.

(c)           Except as set forth on Section 8.17(c) of the Journal Disclosure Schedule, no Journal Benefit Plan, either individually or collectively, provides for any payment that could result in the payment of any compensation or other payments that would not be deductible under the terms of Section 280G of the Code after giving effect to the Transactions. Except as set forth in Section 8.17(c) of the Journal Disclosure Schedule, the disallowance of a deduction under Section 162(m) of the Code for remuneration will not apply to any amount paid or payable by Journal under any Contract, Benefit Plan, program or arrangement.

(d)           Except as set forth on Section 8.17(d) of the Journal Disclosure Schedule, or as contemplated by the Employee Matters Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions shall: (i) result in the acceleration of the time of payment or vesting or creation of any rights of any current or former employee, manager or director to compensation or benefits under any Journal Benefit Plan, (ii) result in any payment becoming due (for severance or termination pay or otherwise), or increase the amount of any compensation due, to any current or former employee, manager or director of Journal or any of its Subsidiaries, (iii) increase any benefits otherwise payable under any Journal Benefit Plan, or (iv) result in any liability of Journal or any of its Subsidiaries for any benefits, premiums, or costs associated with any Journal Benefit Plan that is a welfare benefit plan.

(e)           Except as set forth on Section 8.17(e) of the Journal Disclosure Schedule, (i) none of Journal nor any of its Subsidiaries, within the last five (5) years, has contributed to, nor ever has been required to contribute to, nor has any liability to, any multiemployer plan, and (ii) no Journal Benefit Plan is (A) subject to Section 412 of the Code or Title IV of ERISA, (B) is a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, (C) is a

“multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, or (D) provides group health or death benefits following termination of employment, other than to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or by a comparable state law.
(f)           Each Journal Benefit Plan complies in form and operation and has been operated in material compliance with Section 409A of the Code, and none of Journal or any of its Subsidiaries has reported, or is required to report, any violations of Section 409A of the Code.

(g)           Except as provided in Section 8.17(g) of the Journal Disclosure Schedule, Journal can unilaterally amend, terminate, or discontinue participation in any Journal Benefit Plan at any time, including, but not limited to, any severance, termination, or retention program.

(h)           With respect to each group health plan benefiting any current or former Journal Employee that is subject to Section 4980B of the Code, or was subject to Section 162(k) of the Code, Journal has complied in all material respects with (i) the continuation coverage requirements of Section 4980B of the Code and Section 162(k) of the Code, as applicable, and Part 6 of Subtitle B of Title I of ERISA; (ii) the Health Insurance Portability and Accountability Act of 1996, as amended; and (iii) the Patient Protection and Affordable Care Act of 2010, as amended.

(i)           With respect to each group health plan that is subject to Section 1862(b)(1) of the Social Security Act (42 U.S.C. § 1395y(b), Journal has complied in all material respects with the secondary payer requirements of Section 1862(b)(1) of such Act.

(j)           There is no pending or, to the Knowledge of Journal, threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Authority with respect to any Journal Benefit Plan (other than routine claims for benefits), nor is there any basis for one.

(k)           All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Journal Benefit Plan have been paid, made or accrued.

(l)           With respect to any insurance policy providing funding for benefits under any Journal Benefit Plan, (i) there is no liability of Journal, in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of Journal, no such proceedings with respect to any insurer are imminent.

(m)           Journal has not agreed or committed to institute any new plan, program, arrangement or agreement for the benefit of employees or former employees of Journal other than the Journal Benefit Plans identified on Section 8.17(m) of the Journal Disclosure Schedule, or to make any amendments to any of the Journal Benefit Plans.

(n)           Each individual who is classified by Journal as an independent contractor or contract worker has been properly classified by Journal for the purposes of participation under each Journal Benefit Plan.
Section 8.18  Environmental Matters.

(a)           No notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed relating to Journal and its Subsidiaries and relating to or arising out of any Environmental Law, in each case excepting matters that have been fully resolved and for which all obligations have been fully completed.

(b)           No investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the Knowledge of Journal, is threatened by any Governmental Authority or other Person relating to Journal or its Subsidiaries and relating to or arising out of any Environmental Law.

(c)           Each of Journal and its Subsidiaries is in compliance in all material respects with all Environmental Laws and all Environmental Permits.

(d)           There are no Liabilities of Journal and its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation, omission or set of circumstances that could reasonably be expected to result in or be the basis for any such Liability.

(e)           There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted of which Journal has Knowledge in relation to the current or prior business of Journal and its Subsidiaries or any property or facility now or previously owned or leased by Journal and its Subsidiaries that reveal matters that, individually or in the aggregate, have had or could reasonably be expected to have, a Journal Material Adverse Effect.

Section 8.19  Property Matters.

(a)           Section 8.19(a) of the Journal Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all material real property leased, subleased or licensed by Journal and its Subsidiaries (collectively, the “Journal Leases”), including, with respect to each location, a statement of (i) the location of the premises (the “Journal Leased Premises”), (ii) the landlord, (iii) the date of the Journal Lease, (iv) the dates of any extensions, amendments, supplements and other modifications thereof and (v) the business (Journal Newspaper Business or Journal Broadcast Business) to which each Journal Lease pertains. All Journal Leases are valid, in full force and effect and free and clear of Liens other than Permitted Liens. Neither Journal nor any of its Subsidiaries nor, to the Knowledge of Journal, any other party to any Journal Lease has (i) violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of such Journal Lease, (ii) received notice of any of the events in clause (i) above or (iii) received notice of termination, cancellation or non-renewal of any Journal Lease. Journal has made available to Scripps true and complete, in all material respects, copies of all the Journal Leases, all modifications or amendments thereto, waivers thereunder or guarantees or superior leases in connection therewith and all subordination and non-disturbance agreements relating thereto.
(b)           Section 8.19(b) of the Journal Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all real property owned by Journal and its Subsidiaries (collectively, the “Journal Owned Properties”) and a statement as to the business (the Journal Newspaper Business or the Journal Broadcast Business) in which each Journal Owned Property is used. The Journal Owned Properties and the Journal Leased Premises constitute all of the real property used or occupied by Journal and its Subsidiaries. Each entity listed on Section 8.19(b) of the Journal Disclosure Schedule as owning a Journal Owned Property has good and marketable fee simple title to such Journal Owned Property, subject to no Liens other than Permitted Liens.

(c)           There does not exist any pending condemnation or eminent domain proceeding that affects any Journal Owned Property, or to the Knowledge of Journal, any such proceeding that affects any Journal Leased Premises, or to the Knowledge of Journal, any threatened condemnation or any eminent domain proceeding that affects any Journal Owned Property or Journal Leased Premises, and neither Journal nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use any Journal Owned Property or Journal Leased Premises. No material buildings in connection with the Journal Owned Property are located in a flood plain.

(d)           Other than the Journal Leases, any superior leases under which Journal Leases that are subleases are created and Permitted Liens, none of the Journal Owned Property or, to the Knowledge of Journal, the Journal Leased Premises are subject to any Contract granting to any Person other than Journal or its Subsidiaries any right to the use, occupancy or enjoyment of such Journal Owned Property or Journal Leased Premises or any part thereof.
Section 8.20  Intellectual Property.

(a)           Journal or its Subsidiaries own or otherwise have the right to use all Intellectual Property necessary to conduct its businesses as currently conducted (the “Journal Intellectual Property”). There exist no restrictions on the disclosure, use, license or transfer of the Journal Intellectual Property owned by Journal and its Subsidiaries (the “Owned Journal Intellectual Property”).

(b)           The execution and delivery of this Agreement by Journal and the consummation of the Transactions will not encumber, impair or extinguish any Journal Intellectual Property. Section 8.20(b) of the Journal Disclosure Schedule sets forth a complete and accurate list for each of the Journal Newspaper Business and the Journal Broadcast Business separately of all (i) registrations or applications for registration included in the Owned Journal Intellectual Property and (ii) all agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $1,000,000 or less) to which Journal or any of its Subsidiaries is a party or otherwise bound that are material to either the Journal Newspaper Business or the Journal Broadcast Business and pursuant to which Journal or any of its Subsidiaries (A) obtains the right to use any Intellectual Property and/or (B) grants the right to use any Intellectual Property.

(c)           To the Knowledge of Journal, the conduct of its businesses as currently conducted does not infringe, violate or constitute a misappropriation of any Intellectual Property of any Third Party in any material respect. Since January 1, 2012, neither Journal nor any of its Subsidiaries has received any written claim or notice alleging any such material infringement, violation or misappropriation and there is no claim, action, suit, investigation or proceeding currently pending against, or, to the Knowledge of Journal, threatened against Journal and its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of Journal or its Subsidiaries in any material portion of the Journal Intellectual Property, (ii) alleging that the use of the Journal Intellectual Property or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by Journal or its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise materially violate any Intellectual Property of any Third Party or (iii) alleging that Journal or any of its Subsidiaries have materially infringed, misappropriated or otherwise violated any Intellectual Property of any Third Party.

(d)           None of the Journal Intellectual Property has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Journal, all such Journal Intellectual Property is valid and enforceable. To the Knowledge of Journal, no Third Party is infringing, violating or misappropriating any of the Journal Intellectual Property in any material respect.

(e)           With respect to each Website, to the Knowledge of Journal, Journal has taken commercially reasonable steps to:  (i) maintain what it believes are adequate computer resources to help ensure that no service outages will occur due to insufficient data-storage, memory, server response levels or other related reasons (except outages which are at industry acceptable levels); (ii) protect the confidentiality, integrity and security of such Websites against any unauthorized use, access, interruption, modification or corruption, as the case may be; (iii) obtain consent for its acquisition, storage, transfer and use of personal information as required by Applicable Law; and (iv) put in place policies and procedures to limit the liability of Journal as a host of user-generated content.  To the Knowledge of Journal, all material proprietary Intellectual Property produced or otherwise exclusively generated by or for Journal, whether by assignment, work made for hire or otherwise, including any content posted on the Websites and which material Intellectual Property is produced solely by or for the benefit of Journal, is owned exclusively or validly licensed by Journal.  Journal has taken reasonable steps to ensure that all Persons (including current and former employees of Journal and any independent contractors) who create or contribute to material proprietary Intellectual Property owned or used by Journal in the conduct of its businesses have assigned to Journal in writing all of their rights therein that did not initially vest with Journal by operation of law.

Section 8.21  Journal Material Contracts.

(a)           Except as set forth on Section 8.21(a) of the Journal Disclosure Schedule, as of the date hereof, neither Journal nor any of its Subsidiaries is a party to or otherwise bound by:

(i)             any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)            any employment or consulting Contract with any Journal Employee providing for base compensation in excess of $350,000 in the case of the Journal Newspaper Business or $350,000 in the case of the Journal Broadcast Business, other than those that are terminable by Journal on no more than thirty (30) days’ notice without liability or financial obligation to Journal;

(iii)           any Contract containing any covenant (A) limiting the right of Journal or any of its Subsidiaries to engage in any line of business or compete with any Person in any line of business or to compete with any party, (B) granting any exclusive rights to make, sell or distribute the products or services of Journal or any of its Subsidiaries or (C) otherwise prohibiting or limiting the right of Journal or any of its Subsidiaries to make, sell or distribute any products or services;

(iv)          any Contract relating to the disposition or acquisition by Journal or any of its Subsidiaries of an amount of assets or of any business (whether by merger, sale of stock, sale of assets or otherwise) with a value in excess of $500,000 in the case of the Journal Newspaper Business, or $500,000 in the case of the Journal Broadcast Business or pursuant to which Journal or any of its Subsidiaries has any ownership interest with a value in excess of $500,000 in the case of the Journal Newspaper Business, or $500,000 in the case of the Journal Broadcast Business  in any other Person other than any Subsidiaries;

(v)           any Contract to license any Third Party to manufacture or reproduce any of Journal’s or any of its Subsidiaries’ products, services or technology or any Contract to sell or distribute any of Journal’s or any of its Subsidiaries’ products, services or technology, except agreements entered into in the ordinary course of business consistent with past practice;

(vi)          any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case other than accounts receivables and payables in the ordinary course of business consistent with past practice;

(vii)         any Contract under which Journal or any of its Subsidiaries has licensed its Intellectual Property to a Third Party, other than in the ordinary course of business consistent with past practice;

(viii)        any Contract under which Journal or any of its Subsidiaries has received a license to any Intellectual Property owned by a Third Party that either has required or is anticipated to require payment by any Person in excess of $1,000,000 in the case of the Journal Newspaper Business, or $1,000,000 in the case of the Journal Broadcast Business, in the aggregate;

(ix)           any Contract providing for the purchase by Journal or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments by Journal or any of its Subsidiaries of $1,000,000, in the case of the Journal Newspaper Business, or $1,000,000 in the case of the Journal Broadcast Business, or more, or (B) aggregate payments by Journal or any of its Subsidiaries of $2,500,000 in the case of the Journal Newspaper Business, or $2,500,000 in the case of the Journal Broadcast Business, or more;
(x)           any Contract relating to the leasing of personal property by Journal or any of its Subsidiaries providing for annual rentals of $500,000 in the case of the Journal Newspaper Business, or $500,000 in the case of the Journal Broadcast Business or more;

(xi)           any Contract relating to a partnership, joint venture or other similar arrangement;

(xii)          any Contract relating to retransmission consent or network affiliation;

(xiii)         any collective bargaining Contract;

(xiv)         any Contract relating to the leasing of digital subchannels;

(xv)          any Contract relating to (A) the syndication, ownership or licensing of programing, film or other content not covered by subclauses (vii) or (viii), above, or (B) the sale of advertising time, in each case other than in the ordinary course of business consistent with past practice;

(xvi)         any Contract relating to agency, dealer, sales representative, marketing or similar arrangements providing for annual payments of $1,000,000 in the case of the Journal Newspaper Business, or $1,000,000 in the case of the Journal Broadcast Business or more; or

(xvii)        any other Contract not listed above that is material to its business as currently conducted.

(b)           The Contracts disclosed or required to be disclosed on Section 8.21(a) of the Journal Disclosure Schedule are referred to herein as the “Journal Material Contracts”. A true and complete copy of each Journal Material Contract (including any modifications and amendments thereto or waivers thereunder) has been made available to Scripps.  Section 8.21(a) of the Journal Disclosure Schedule identifies each Journal Material Contract applicable to the Journal Newspaper Business or the Journal Broadcast Business.

(c)           All Journal Material Contracts are valid and in full force and effect. Since January 1, 2014, neither Journal nor any of its Subsidiaries, and, to the Knowledge of Journal, no Third Party to any such Journal Material Contract, has (i) violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a material default under the provisions of any Journal Material Contract, (ii) received notice of any of the events set forth in clause (i) above or (iii) received notice of termination, cancellation or non-renewal of any Journal Material Contract.
Section 8.22  Labor Matters.

(a)           Section 8.22(a) of the Journal Disclosure Schedule sets forth a complete and correct list, dated as of a date no earlier than five (5) days prior to the date hereof, of all current Journal Employees, including each current Journal Employee’s name, date of hire, current rate of base compensation, department and title.  As used herein, “Journal Employee” (the “Journal Employee”) means each natural person (i) who is employed by Journal or any of its Subsidiaries, as of a date no earlier than five (5) days prior to the date hereof or (ii) who becomes employed by Journal or any of its Subsidiaries following such date and, in each case, is employed by Journal or any of its Subsidiaries immediately prior to the Closing Date.

(b)           Except as set forth on Section 8.22(b) of the Journal Disclosure Schedule, as of the date hereof, to the Knowledge of Journal (i) there is not pending or threatened in any manner against Journal or any of its Subsidiaries any labor dispute, strike, slowdown, picketing or work stoppage by a group of Journal Employees, (ii) there is no organizational effort, campaign, petition or other unionization activities currently being made, or threatened in any manner, by or on behalf of any labor union with respect to any Journal Employees, including those who are not already represented by a labor union and (iii) Journal and all of its Subsidiaries are in compliance in all material respects with all applicable labor and employment laws in connection with the employment of the Journal Employees, including those laws relating to employment practices, immigration, workers’ compensation, worker safety, wages and hours, employee classification, the payment of social security and similar taxes, discrimination, collective bargaining and plant closing or layoff under the WARN.  Neither Journal nor any of its Subsidiaries has experienced any strike, slowdown, picketing, work stoppage or other similar material labor difficulty within the twelve (12) months preceding the date hereof.

(c)           Except as set forth on Section 8.22(c) of the Journal Disclosure Schedule, as of the date hereof, neither of Journal nor any of its Subsidiaries is a signatory or a party to, or otherwise bound by, any collective bargaining agreement which covers any Journal Employees or former Journal Employees, or has agreed to recognize any union or other collective bargaining unit with respect to any Journal Employees. With respect to any item listed on Section 8.22(c) of the Journal Disclosure Schedule, to the Knowledge of Journal, neither of Journal nor any of its Subsidiaries (i) has been notified in any manner of any claim or grievance under any collective bargaining agreement, (ii) has pending or threatened in any manner against it any charge or unfair labor practice complaint before any applicable Governmental Authority, (iii) has pending or threatened in any manner against it any demand for or notification of an arbitration proceeding arising out of or under any collective bargaining agreement, or (iv) is in or alleged to be in violation of any collective bargaining agreement to which it is a party.

Section 8.23  Insurance. Journal has furnished to Scripps a list of, and true and complete copies of, all insurance policies relating to its businesses and its officers and employees. There is no claim by Journal or any of its Subsidiaries pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies have been timely paid and Journal and its Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies. Such policies of insurance are in full force and effect. Journal does not know of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of such policies.
Section 8.24  Intercompany Transactions. Except as otherwise provided in this Agreement, since January 1, 2012, there has not been any transaction between Journal and its Subsidiaries (other than the Journal Newspaper Entities), on the one hand, and the Journal Newspaper Entities, on the other hand, other than in the ordinary course of business consistent with past practice.

Section 8.25  Sufficiency of Transferred Assets. Subject to Section 3.04, as of the Newspaper Merger Effective Time, no Journal Newspaper Assets will be owned or held by Journal or any of the Journal Broadcast Entities. As of the Newspaper Merger Effective Time, assuming the consummation of the transactions contemplated by Articles 2 and 3 and the availability of any assets and services contemplated to be made available to Newco and its Subsidiaries (including the Journal Newspaper Entities) pursuant to the terms of the Transaction Agreements, the Journal Newspaper Assets will be sufficient to conduct the Journal Newspaper Business as currently conducted.

Section 8.26  Tax Treatment. Neither Journal nor any of its Affiliates has taken or agreed to take any action, and Journal has no Knowledge of any fact or circumstance, that would (a) prevent the Journal Newspaper Contribution and the Journal Newspaper Distribution from qualifying as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (b) prevent the Journal Newspaper Distribution from qualifying as a transaction described in Section 355(a) of the Code; (c) prevent the Newspaper Mergers from qualifying as exchanges described in Section 351 of the Code and/or reorganizations described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (d) prevent the Broadcast Merger from qualifying as a reorganization described in Section 368(a) of the Code.

Section 8.27  Opinion of Financial Advisor. The Board of Directors of Journal has received the opinion of Methuselah to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Journal Newspaper Exchange Ratio and the Broadcast Exchange Ratio provided for in the Mergers, viewed as a single integrated transaction, are fair, from a financial point of view, to the holders of Journal Common Stock collectively as a group.

Section 8.28   No Additional Representations.  Except for the representations and warranties made by Journal in this Article 8, neither Journal nor any other Person makes any express or implied representation or warranty with respect to

Journal or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and Journal hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Journal nor any other Person makes or has made any representation or warranty to any of the other parties or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Journal, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by Journal in this Article 8, written information presented to any of the other parties or any of their Affiliates or Representatives in the course of their due diligence investigation of Journal, the negotiation of this Agreement or in the course of the Transactions.
ARTICLE 9
COVENANTS OF SCRIPPS

Section 9.01  Conduct of Scripps.  Except as set forth on Section 9.01 of the Scripps Disclosure Schedule or as expressly contemplated by the Transaction Agreements, as required by Applicable Law or as consented to in writing by Journal (such consent not to be unreasonably withheld, conditioned or delayed) from the date hereof until the Broadcast Merger Effective Time, Scripps shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (a) preserve intact its present business organization, (b) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (c) keep available the services of its directors, officers and key employees, subject to limitations on Scripps’s ability to increase their benefits and compensation under this Agreement, (d) maintain existing relationships with its customers, lenders, suppliers and others having material business relationships with it and (e) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, prior to the Broadcast Merger Effective Time, except as set forth on Section 9.01 of the Scripps Disclosure Schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of Journal (such consent not to be unreasonably withheld, conditioned or delayed), Scripps shall not, nor shall it permit any Subsidiary to:

(i)            amend its Organizational Documents (whether by merger, consolidation or otherwise); provided, however, that Scripps shall be permitted to, and shall permit any Subsidiary to, make any such amendment insofar as such amendment would not materially impair, impede or delay the Transactions;

(ii)           split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend (except for the Pre-Broadcast Merger Dividend) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire, or offer to redeem, repurchase, or otherwise acquire, any Scripps Securities, except for cash dividends paid to Scripps or its Subsidiaries; provided, however, that Scripps and its Subsidiaries shall be permitted to effect any such split, combination, reclassification, declaration, set aside, or payment, so long as it would not materially impair, impede or delay the Transactions;

(iii)           (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, or amend any term of (whether by merger, consolidation or otherwise), any Scripps Securities, except pursuant to the exercise, vesting or conversion of any Scripps Securities outstanding on the date hereof, or (B) issue any Scripps Security that would vest or become exercisable or convertible prior to the Broadcast Merger Effective Time;
(iv)           incur any material capital expenditures or any material obligations or liabilities in respect thereof, except for any such incurrence in the ordinary course of business consistent with past practice;

(v)           acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice and that would not delay or impair the Transactions, or enter into any other transaction that would delay or impair the Transactions;

(vi)          sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of its or its Subsidiaries’ assets, securities, properties, interests or businesses, other than any such sales, leases or transfers (including sales of inventory or products), and any such creation or incurrence, made in the ordinary course of business consistent with past practice and except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Scripps Newspaper Business or the Scripps Broadcast Business;

(vii)         other than in connection with actions permitted by Section 9.01(iv) or Section 9.01(v), make any loans, advances or capital contributions (other than those contemplated by Article 2) to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(viii)        create, incur, assume, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money) outstanding at any time greater than as permitted under the Scripps Credit Agreement, except for intercompany indebtedness, which will be settled in accordance with Section 9.03;

(ix)           enter into any Contract that limits or otherwise restricts in any material respect Scripps or any of its Subsidiaries, or any successor thereto, or that could, after the Newspaper Merger Effective Time, limit or restrict in any material respect Newco or any of its Subsidiaries, from engaging or competing in any line of business, in any location or with any Person;

(x)            other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any adverse respect or terminate or permit non-renewal of any Scripps Material Contract (or any Contract entered into after the date hereof that would have been a Scripps Material Contract if such Contract had been entered into prior to the date hereof) or otherwise waive, release or assign any material rights, claims or benefits of Scripps or any of its Subsidiaries;

(xi)           (A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any employee, (B) increase benefits payable under any existing severance or termination pay policies or employment agreements of or applicable to any employee, (C) enter into any employment, deferred compensation, retention, change in control, tax gross-up, special bonus, stay bonus or other similar agreement (or amend any such existing agreement) with any employee, (D) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any employee or (E) increase compensation, bonus or other benefits payable to any employee, other than, in the case of this clause (E), increases in the ordinary course of business consistent with past practice; provided that in no event shall the aggregate amount of any such increases be more than five percent (5%) of the aggregate total of such compensation, bonus or other benefits paid to all employees immediately prior to the date hereof;
(xii)          change in any material respect its methods of accounting, except as required by changes in GAAP, Applicable Law or the Public Company Accounting Oversight Board, as agreed to by its independent public accountants;

(xiii)         settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against it or its Subsidiaries, except in each case as would not have a Scripps Material Adverse Effect or (B) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(xiv)         make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(xv)          take any action (except as permitted under clauses (i) through (xiv) of this Section 9.01) that would make any representation or warranty of Scripps hereunder inaccurate in any material respect at, or as of any time before, the Broadcast Merger Effective Time; or

(xvi)         agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 9.01, Scripps or any of its Subsidiaries may acquire digital businesses or invest in digital businesses (including businesses in which Scripps or any of its Subsidiaries has invested as of the date hereof), provided that the aggregate of the acquisitions and investments consummated or committed to for the period between the date hereof and the Broadcast Merger Effective Time shall not exceed $50,000,000.

Section 9.02  No Solicitation; Other Offers

(a)           From the date hereof until the Broadcast Merger Effective Time or, if earlier, until this Agreement is terminated in accordance with Article 13, except as expressly permitted by this Section 9.02, Scripps shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Scripps Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with or otherwise cooperate with, or knowingly assist, participate in, facilitate or encourage any effort by, or furnish any information relating to Scripps or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of Scripps or any of its Subsidiaries to, any Third Party that is seeking to make, or has made, a Scripps Acquisition Proposal or (iii) enter into any agreement, agreement in principle, letter of intent, term sheet, memorandum of understanding or other similar instrument relating to a Scripps Acquisition Proposal (other than a confidentiality agreement referred to in Section 9.02(b)) (each, a “Scripps Acquisition Agreement”).
(b)           Notwithstanding anything in this Agreement to the contrary, from the date hereof and prior to obtaining the Scripps Shareholder Approval, Scripps and its Board of Directors (the “Scripps Board”) and their Representatives shall be permitted:

(i)            to engage in discussions and negotiations with, and furnish information to, any Third Party in response to a Scripps Acquisition Proposal by any such Third Party (a “Scripps Bidder”) if, and only to the extent that, (A) such Scripps Acquisition Proposal did not result from a breach of the provisions of this Section 9.02 by Scripps or any of its Subsidiaries; (B) the Scripps Board concludes in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such Scripps Acquisition Proposal constitutes or is reasonably likely to result in a Scripps Superior Proposal; (C) the Scripps Board concludes in good faith, based on the information then available and after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; (D) prior to providing any information or data to any such Scripps Bidder or entering into any discussions or negotiations with any such Scripps Bidder, Scripps promptly notifies Journal of (1) its intent to so furnish information or enter into discussions and negotiations with such Scripps Bidder, (2) the name of such Scripps Bidder and (3) a summary of the material terms and conditions of any such Scripps Acquisition Proposal, (E) prior to providing any information or data to any such Scripps Bidder, Scripps receives from such Scripps Bidder an executed confidentiality agreement, the terms of which are no less favorable to Scripps, in any material respect, than those contained in the Confidentiality Agreement, and (F) Scripps promptly provides or makes available to Journal any non-public information concerning Scripps or its Subsidiaries provided or made available to such Scripps Bidder that was not previously provided or made available to Journal;

(ii)           without limiting its rights under Article 13, to withdraw, modify, qualify in a manner adverse to Journal, condition or refuse to make the Scripps Board Recommendation (it being understood that the Scripps Board may refrain from taking a position with respect to a Scripps Acquisition Proposal until the close of business of the tenth (10th) Business Day following a written request by Journal to the Scripps Board to affirm the Scripps Board Recommendation after the first public announcement of such Scripps Acquisition Proposal without such action being considered an adverse modification) (the "Change in the Scripps Board Recommendation") or approve, endorse, recommend, execute or enter into, any Scripps Acquisition Agreement solely in response to a Scripps Superior Proposal only if (A) such Scripps Superior Proposal did not result from a breach of the provisions of this Section 9.02 by Scripps or any of its Subsidiaries, (B) the Scripps Board concludes in good faith, after consultation with outside legal counsel, that failure to do so would reasonably likely violate its fiduciary obligations under Applicable Law, (C) without limiting Scripps’s obligation under Section 9.02(b)(i)(C), the Scripps Board provides written notice to Journal (a “Notice of Scripps Superior Proposal”) advising Journal that the Scripps Board has received a Scripps Superior Proposal, specifying the material terms and conditions of such Scripps Superior Proposal and identifying the Person making such Scripps Superior Proposal (and attaching any agreement and all material related documentation providing for such Scripps Superior Proposal) and indicating that the Scripps Board intends to make a Change in the Scripps Board Recommendation, (D) Scripps negotiates, and causes its Representatives to negotiate, in good faith with Journal and its Representatives during the Scripps Response Window, to the extent Journal wishes to negotiate, to enable Journal to make an offer or counteroffer to effect revisions to the terms of this Agreement and the other Transaction Agreements such that it would cause such Scripps Superior Proposal to no longer constitute a Scripps Superior Proposal, (E) if Journal does not, within five (5) Business Days of its receipt of the Notice of Scripps Superior Proposal (the “Scripps Response Window”), make an offer or a counteroffer that the Scripps Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation) and outside legal counsel to be at least as favorable to the Scripps Shareholders as such Scripps Superior Proposal; it being understood and agreed that, with respect to clauses (C), (D) and (E) of this Section 9.02(b)(ii), any material amendments to such Scripps Superior Proposal, including the financial terms of such Scripps Superior Proposal, shall each require the delivery of a new Notice of Scripps Superior Proposal and the commencement of a new Scripps Response Window; and
(iii)          to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Scripps Acquisition Proposal or make any disclosure to Scripps’s shareholders required by Applicable Law; provided, that the Scripps Board shall not withdraw or modify in a manner adverse to Journal the Scripps Board Recommendation except as permitted under subsection (ii) above. For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, an express rejection of any Scripps Acquisition Proposal or an express reaffirmation of the Scripps Board Recommendation shall not be deemed to be a Change in the Scripps Board Recommendation for purposes of this Agreement.

In addition to the foregoing, Scripps shall not submit to the vote of the Scripps Shareholders any Scripps Acquisition Proposal (including any Scripps Superior Proposal) other than the Transactions prior to the termination of this Agreement in accordance with its terms. Without limiting Section 9.02(a) and Scripps’s notice obligations in Section 9.02(b), (1) Scripps will promptly, and in any event within 24 hours, notify Journal in the event that Scripps or any of its Subsidiaries or its or their respective Representatives receives any Scripps Acquisition Proposal or any information related thereto, which notification shall include a summary of the material terms and conditions of the Scripps Acquisition Proposal and identify the Third Party making the same, and (2) Scripps shall keep Journal reasonably informed of any material developments with respect to any such Scripps Acquisition Proposal and any discussions and negotiations with respect to a Scripps Superior Proposal permitted pursuant to Section 9.02(b)(i).  Scripps shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Scripps from providing to Journal any of the information required to be provided to Journal under this Section 9.02(b) within the time periods contemplated hereby.

(c)            Scripps shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Scripps Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Scripps Acquisition Proposal, and shall use all commercially reasonable efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information regarding Scripps or its Subsidiaries that was furnished by or on behalf of Scripps in connection with such activities, discussions or negotiations to promptly return or destroy all such information.  Without limiting this Section 9.02, it is agreed that any violation of the restrictions set forth in this Section 9.02 by any Representative of Scripps or any of its Subsidiaries shall constitute a breach of this Section 9.02 by Scripps.
Section 9.03  Intercompany Accounts. Except as set forth on Section 9.03 of the Scripps Disclosure Schedule, or as provided in the Employee Matters Agreement or the Tax Matters Agreements,  all intercompany accounts between Scripps or its Subsidiaries (other than the Scripps Newspaper Entities), on the one hand, and the Scripps Newspaper Entities, on the other hand, as of the Newspaper Merger Effective Time shall be cancelled at the Newspaper Merger Effective Time.

Section 9.04  Newco Financing. Scripps shall use commercially reasonable efforts to cause Newco to obtain the Newco Financing, including using commercially reasonable efforts to (a) negotiate definitive agreements with respect thereto and (b) satisfy all conditions to borrowing (to the extent in the control of Scripps or its Subsidiaries) included in such definitive agreements.

Section 9.05  Scripps Carve-Out Financial Statements. As soon as practicable, but in no event later than November 30, 2014, Scripps shall deliver to Journal the audited balance sheets as of December 31, 2013, 2012 and 2011, and the related audited statements of income and cash flows for each of the years then ended for the Scripps Newspaper Business and, if required by the SEC to be included in the Registration Statements, the Scripps Broadcast Business. Scripps shall also prepare and deliver to Journal all interim unaudited financial statements that the parties hereto and their advisors deem necessary or advisable to include or that the applicable securities laws and regulations require to be included in the Registration Statements. All financial statements referenced in this Section 9.05 shall comply with the applicable rules and standards of Regulation S-X required for the inclusion of such financial statements in the Registration Statements.

Section 9.06  Scripps Refinancing.  Scripps shall use commercially reasonable efforts to amend, or secure credit facilities to replace, the Scripps Credit Agreement (the “Scripps Refinancing”).

Section 9.07  Scripps Family Meeting.  Scripps shall, in accordance with the Scripps Family Agreement, duly call and give notice of, convene and hold no later than thirty-five (35) days following the date on which such notice is given, a meeting of Scripps Shareholders who are signatories to the Scripps Family Agreement (the “Scripps Family Meeting”) for the purpose of seeking the Scripps Shareholder Approval. Subject to the right of the Board of Directors of Scripps to make a Change in the Scripps Board Recommendation in compliance with Section 9.02(c), Scripps, through its Board of Directors, shall recommend to the signatories to the Scripps Family Agreement that they give the Scripps Shareholder Approval (the “Scripps Board Recommendation”) and Scripps shall take all lawful action to solicit and obtain the Scripps Shareholder Approval at the Scripps Family Meeting.  A copy of this Agreement or a summary thereof shall be sent to the Scripps Shareholders who are signatories to the Scripps Family Agreement with the notice of the Scripps Family Meeting.   If Scripps is unable to obtain a quorum of the Scripps Shareholders who are signatories to the Scripps Family Agreement at the Scripps Family Meeting, it shall use reasonable best efforts to cause such meeting to be adjourned or postponed in order to obtain such quorum.  Scripps shall cooperate with Journal in good faith to coordinate the timing of the Scripps Family Meeting such that it occurs on the same day that the Journal Shareholders’ Meeting occurs. Subject to Scripps’ or Journal’s right to terminate this Agreement under Article 13, Scripps agrees that it has an unqualified obligation to submit this Agreement to the Scripps Shareholders who are signatories to the Scripps Family Agreement at the Scripps Family Meeting.

Section 9.08  Scripps Shareholders’ Meeting.  Scripps shall, in accordance with its Organizational Documents and Applicable Law, following the conclusion of the Scripps Family Meeting, establish a Record Date for, duly call and give notice of, and convene and hold no later than thirty-five (35) days following the date on which such notice is given, a meeting of the Scripps Shareholders (the “Scripps Shareholders’ Meeting”) for the purpose of seeking the Scripps Shareholder Approval. Subject to the right of the Board of Directors of Scripps to make a Change in the Scripps Board Recommendation in compliance with Section 9.02(c), Scripps shall include in the proxy statement for the Scripps Shareholders’ Meeting the Scripps Board Recommendation and shall take all lawful action to solicit and obtain the Scripps Shareholder Approval. A copy of this Agreement or a summary thereof shall be sent to the Scripps Shareholders with the notice of the Scripps Shareholders’ Meeting.  If Scripps is unable to obtain a quorum of the Scripps Shareholders entitled to vote at the Scripps Shareholders’ Meeting, it shall adjourn or postpone the Scripps Shareholders’ Meeting if necessary in order to obtain such a quorum.  Subject to Scripps’ or Journal’s right to terminate this Agreement under Article 13, Scripps agrees that it has an unqualified obligation to submit this Agreement and the Transactions that require the Scripps Shareholder Approval to holders of the Scripps Common Voting Shares at the Scripps Shareholders’ Meeting.

Section 9.09  Shareholder Litigation.  Scripps will (a) promptly advise Journal in writing of any Action threatened, commenced or asserted against (i) it or any of its directors, officers or Affiliates or (ii) any Scripps Shareholder of which Scripps has Knowledge, in each case relating to this Agreement, the Mergers, or any of the other Transactions, and (b) give Journal the opportunity to reasonably participate in the defense or settlement of any such Action.  No compromise or full or partial settlement of any such Action will be agreed upon without Journal’s prior written consent, which will not be unreasonably withheld, conditioned or delayed.

Section 9.10  GCIU—Employers Retirement Fund.  Scripps will use commercially reasonable efforts to withdraw, on behalf of itself and all of its Subsidiaries, from the GCIU Employers Retirement Fund in a complete withdrawal prior to the Scripps Newspaper Distribution.  Scripps will also use commercially reasonable efforts to negotiate a lump sum settlement of its withdrawal liability to the GCIU Employers Retirement Fund equal to (or less than) the present value of its monthly payments to the fund and obtain a release of all liability (including liability assessments of additional withdrawal liability in the event of a mass withdrawal, including any subsequent reallocation or redetermination of withdrawal liability) to the fund.  Newco will defend and indemnify Scripps from and against any future withdrawal liability assessments of additional withdrawal liability as a result of a mass withdrawal from the fund, including any subsequent reallocation or redetermination of withdrawal liability.  In the event that withdrawal is not accomplished prior to the Scripps Newspaper Distribution, Newco will cooperate with Scripps in completing the withdrawal and Scripps shall remain responsible for payment of the withdrawal liability.
Section 9.11  Scripps Shareholder Vote.  If Scripps or the Board of Directors of Scripps has taken any of the actions described in Section 13.01(e)(i)-(iii) after the First Date (a “Scripps Board Action”), then Journal may, on or prior to 11:59 p.m., Central Time, on the fifth (5th) day following the occurrence of a Scripps Board Action (the “Journal Second Date”), deliver to Scripps a written notice explicitly (a) directing Scripps to submit this Agreement and the Transactions to the Scripps Shareholders at the Scripps Family Meeting and (b) waiving any rights that Journal may have to any payment by Scripps under Section 13.03 of this Agreement other than pursuant to Section 13.03(j).  If Journal has not delivered the foregoing notice to Scripps by 11:59 p.m., Central Time, on the Journal Second Date, then Journal shall be deemed to have terminated this Agreement pursuant to Section 13.01(e)(i)-(iii) and be entitled only to the payment by Scripps under Section 13.03(e). Scripps shall comply with any direction delivered to it in accordance with this Section 9.11.

ARTICLE 10
COVENANTS OF JOURNAL

Section 10.01  Conduct of Journal.  Except as set forth on Section 10.01 of the Journal Disclosure Schedule or as expressly contemplated by the Transaction Agreements, as required by Applicable Law or as consented to in writing by Scripps (such consent not to be unreasonably withheld, conditioned or delayed) from the date hereof until the Broadcast Merger Effective Time, Journal shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (a) preserve intact its present business organization, (b) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (c) keep available the services of its directors, officers and key employees, subject to limitations on Journal’s ability to increase their benefits and compensation under this Agreement, (d) maintain existing relationships with its customers, lenders, suppliers and others having material business relationships with it and (e) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, prior to the Broadcast Merger Effective Time, except as set forth on Section 10.01 of the Journal Disclosure Schedule or as expressly contemplated by the Transaction Agreements, without the prior written consent of Scripps (such consent not to be unreasonably withheld, conditioned or delayed), Journal shall not, nor shall it permit any Subsidiary to:

(i)            amend its Organizational Documents (whether by merger, consolidation or otherwise); provided, however, that Journal shall be permitted to, and shall permit any Subsidiary to, make any such amendment insofar as such amendment would not materially impair, impede or delay the Transactions;
(ii)           split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire, or offer to redeem, repurchase, or otherwise acquire, any Journal Securities, except for cash dividends paid to Journal or its Subsidiaries; provided, however, that Journal and its Subsidiaries shall be permitted to effect any such split, combination, reclassification, declaration, set aside, or payment, so long as it would not materially impair, impede or delay the Transactions;

(iii)           (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, or amend any term of (whether by merger, consolidation or otherwise), any Journal Securities, except pursuant to the exercise, vesting or conversion of any Journal Securities outstanding on the date hereof, or (B) issue any Journal Security that would vest or become exercisable or convertible prior to the Broadcast Merger Effective Time;

(iv)           incur any material capital expenditures or any material obligations or liabilities in respect thereof, except for any such incurrence in the ordinary course of business consistent with past practice;

(v)           acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in ordinary course of business consistent with past practice and that would not delay or impair the Transactions, or enter into any other transaction that would delay or impair the Transactions;

(vi)          sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of its or its Subsidiaries’ assets, securities, properties, interests or businesses, other than any such sales, leases or transfers (including sales of inventory or products), and any such creation or incurrence, made in the ordinary course of business consistent with past practice and except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Journal Newspaper Business or the Journal Broadcast Business;

(vii)         other than in connection with actions permitted by Section 10.01(iv) or Section 10.01(v), make any loans, advances or capital contributions (other than the contributions contemplated by Article 3) to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(viii)        create, incur, assume, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money) outstanding at any time greater than as permitted under the Journal Credit Agreement, except for intercompany indebtedness which will be settled in accordance with Section 10.03;

(ix)           enter into any Contract that limits or otherwise restricts in any material respect Journal or any of its Subsidiaries or any successor thereto, or that could, after the Newspaper Merger Effective Time, limit or restrict in any material respect Newco or any of its Subsidiaries, from engaging or competing in any line of business, in any location or with any Person;
(x)           other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any adverse respect or terminate or permit non-renewal of any Journal Material Contract (or any Contract entered into after the date hereof that would have been a Journal Material Contract if such Contract had been entered into prior to the date hereof) or otherwise waive, release or assign any material rights, claims or benefits of Journal or any of its Subsidiaries;

(xi)           (A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any employee, (B) increase benefits payable under any existing severance or termination pay policies or employment agreements of or applicable to any employee, (C) enter into any employment, deferred compensation, retention, change in control, tax gross-up, special bonus, stay bonus or other similar agreement (or amend any such existing agreement) with any employee, (D) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any employee or (E) increase compensation, bonus or other benefits payable to any employee, other than, in the case of this clause (E), increases in the ordinary course of business consistent with past practice; provided that in no event shall the aggregate amount of any such increases be more than five percent (5%) of the aggregate total of such compensation, bonus or other benefits paid to all employees immediately prior to the date hereof;

(xii)          change in any material respect its methods of accounting, except as required by changes in GAAP, Applicable Law or the Public Company Accounting Oversight Board, as agreed to by its independent public accountants;

(xiii)         settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against it or its Subsidiaries, except in each case as would not have a Journal Material Adverse Effect, or (B) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(xiv)         make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(xv)          take any action (except as permitted under clauses (i) through (xiv) of this Section 10.01) that would make any representation or warranty of Journal hereunder inaccurate in any material respect at, or as of any time before, the Broadcast Merger Effective Time; or

(xvi)         agree, resolve or commit to do any of the foregoing.
Section 10.02  No Solicitation; Other Offers

(a)           From the date hereof until the Broadcast Merger Effective Time or, if earlier, until this Agreement is terminated in accordance with Article 13, except as expressly permitted by this Section 10.02, Journal shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Journal Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with or otherwise cooperate with, or knowingly assist, participate in, facilitate or encourage any effort by, or furnish any information relating to Journal or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of Journal or any of its Subsidiaries to, any Third Party that is seeking to make, or has made, a Journal Acquisition Proposal or (iii) enter into any agreement, agreement in principle, letter of intent, term sheet, memorandum of understanding or other similar instrument relating to a Journal Acquisition Proposal (other than a confidentiality agreement referred to in Section 10.02(b)) (each, a “Journal Acquisition Agreement”).

(b)           Notwithstanding anything in this Agreement to the contrary, from the date hereof and prior to obtaining the Journal Shareholder Approval, Journal and its Board of Directors (the “Journal Board”) and their Representatives shall be permitted:

(i)            to engage in discussions and negotiations with, and furnish information to, any Third Party in response to a Journal Acquisition Proposal by any such Third Party (a “Journal Bidder”) if, and only to the extent that, (A) such Journal Acquisition Proposal did not result from a breach of the provisions of this Section 10.02 by Journal or any of its Subsidiaries; (B) the Journal Board concludes in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such Journal Acquisition Proposal constitutes or is reasonably likely to result in a Journal Superior Proposal; (C) the Journal Board concludes in good faith, based on the information then available and after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; (D) prior to providing any information or data to any such Journal Bidder or entering into any discussions or negotiations with any such Journal Bidder, Journal promptly notifies Scripps of (1) its intent to so furnish information or enter into discussions and negotiations with such Journal Bidder, (2) the name of such Journal Bidder and (3) a summary of the material terms and conditions of any such Journal Acquisition Proposal, (E) prior to providing any information or data to any such Journal Bidder, Journal receives from such Journal Bidder an executed confidentiality agreement, the terms of which are no less favorable to Journal, in any material respect, than those contained in the Confidentiality Agreement, and (F) Journal promptly provides or makes available to Scripps any non-public information concerning Journal or its Subsidiaries provided or made available to such Journal Bidder that was not previously provided or made available to Scripps;
(ii)           without limiting its rights under Article 13, to withdraw, modify, qualify in a manner adverse to Scripps, condition or refuse to make the Journal Board Recommendation (it being understood that the Journal Board may refrain from taking a position with respect to a Journal Acquisition Proposal until the close of business of the tenth (10th) Business Day following a written request by Scripps to the Journal Board to affirm the Journal Board Recommendation after the first public announcement of such Journal Acquisition Proposal without such action being considered an adverse modification) (the “Change in the Journal Board Recommendation”) or approve, endorse, recommend, execute or enter into, any Journal Acquisition Agreement solely in response to a Journal Superior Proposal only if (A) such Journal Superior Proposal did not result from a breach of the provisions of this Section 10.02 by Journal or any of its Subsidiaries, (B) the Journal Board concludes in good faith, after consultation with outside legal counsel, that failure to do so would reasonably likely violate its fiduciary obligations under Applicable Law, (C) without limiting Journal’s obligation under Section 10.02(b)(i)(C), the Journal Board provides written notice to Scripps (a “Notice of Journal Superior Proposal”) advising Scripps that the Journal Board has received a Journal Superior Proposal, specifying the material terms and conditions of such Journal Superior Proposal and identifying the Person making such Journal Superior Proposal (and attaching any agreement and all material related documentation providing for such Journal Superior Proposal) and indicating that the Journal Board intends to make a Change in the Journal Board Recommendation, (D) Journal negotiates, and causes its Representatives to negotiate, in good faith with Scripps and its Representatives during the Journal Response Window, to the extent Scripps wishes to negotiate, to enable Scripps to make an offer or counteroffer to effect revisions to the terms of this Agreement and the other Transaction Agreements such that it would cause such Journal Superior Proposal to no longer constitute a Journal Superior Proposal, (E) if Scripps does not, within five (5) Business Days of its receipt of the Notice of Journal Superior Proposal (the “Journal Response Window”), make an offer or a counteroffer that the Journal Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation) and outside legal counsel to be at least as favorable to the Journal Shareholders as such Journal Superior Proposal; it being understood and agreed that, with respect to clauses (C), (D) and (E) of this Section 10.02(b)(ii), any material amendments to such Journal Superior Proposal, including the financial terms of such Journal Superior Proposal, shall each require the delivery of a new Notice of Journal Superior Proposal and the commencement of a new Journal Response Window; and

(iii)          to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Journal Acquisition Proposal or make any disclosure to Journal’s shareholders required by Applicable Law; provided, that the Journal Board shall not withdraw or modify in a manner adverse to Scripps the Journal Board Recommendation except as permitted under subsection (ii) above. For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, an express rejection of any Journal Acquisition Proposal or an express reaffirmation of the Journal Board Recommendation shall not be deemed to be a Change in the Journal Board Recommendation for purposes of this Agreement.

In addition to the foregoing, Journal shall not submit to the vote of the Journal Shareholders any Journal Acquisition Proposal (including any Journal Superior Proposal) other than the Transactions prior to the termination of this Agreement in accordance with its terms. Without limiting Section 10.02(a) and Journal’s notice obligations in Section 10.02(b), (1) Journal will promptly, and in any event within 24 hours, notify Scripps in the event that Journal or any of its Subsidiaries or its or their respective Representatives receives any Journal Acquisition Proposal or any information related thereto, which notification shall include a summary of the material terms and conditions of the Journal Acquisition Proposal and identify the Third Party making the same, and (2) Journal shall keep Scripps reasonably informed of any material developments with respect to any such Journal Acquisition Proposal and any discussions and negotiations with respect to a Journal Superior Proposal permitted pursuant to Section 10.02(b)(i).  Journal shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Journal from providing to Scripps any of the information required to be provided to Scripps under this Section 10.02(b) within the time periods contemplated hereby.
(c)           Journal shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Journal Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Journal Acquisition Proposal, and shall use all commercially reasonable efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information regarding Journal or its Subsidiaries that was furnished by or on behalf of Journal in connection with such activities, discussions or negotiations to promptly return or destroy all such information.  Without limiting this Section 10.02, it is agreed that any violation of the restrictions set forth in this Section 10.02 by any Representative of Journal or any of its Subsidiaries shall constitute a breach of this Section 10.02 by Journal.

Section 10.03  Intercompany Accounts. Except as set forth on Section 10.03 of the Journal Disclosure Schedule or as provided for in the Tax Matters Agreements, all intercompany accounts between Journal or its Subsidiaries (other than the Journal Newspaper Business), on the one hand, and the Journal Newspaper Entities, on the other hand, as of the Newspaper Merger Effective Time shall be cancelled at the Newspaper Merger Effective Time.

Section 10.04  Newco Financing.

(a)           Journal shall use commercially reasonable efforts to cause Newco to obtain the Newco Financing, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto and (ii) satisfy all conditions to borrowing (to the extent in the control of Journal or its Subsidiaries) included in such definitive agreements.

(b)           Journal shall use commercially reasonable efforts to assist Scripps in securing the Scripps Refinancing, including providing any financial or other information reasonably requested by Scripps in connection therewith.

Section 10.05  Journal Carve-Out Financial Statements. As soon as practicable, but in no event later than November 30, 2014, Journal shall deliver to Scripps, the audited balance sheet as of December 29, 2013, December 30, 2012 and December 25, 2011, and the related audited statements of income and cash flows for the years then ended for the Journal Newspaper Business and, if required by the SEC to be included in the Registration Statements, the Journal Broadcast Business. Journal shall also prepare and deliver to Scripps all interim unaudited financial statements that the parties hereto and their advisors deem necessary or advisable to include or that the applicable securities laws and regulations require to be included in the Registration Statements. All such financial statements referenced in this Section 10.05 shall comply with the applicable rules and standards of Regulation S-X required for the inclusion of such financial statements in the Registration Statements.
Section 10.06  Journal Shareholders’ Meeting.  Journal shall, in accordance with its Organizational Documents and Applicable Law, establish a Record Date for, duly call and give notice of, and convene and hold no later than thirty-five (35) days following the date on which such notice is given, a meeting of the Journal Shareholders (the “Journal Shareholders’ Meeting”) for the purpose of seeking the Journal Shareholder Approval. Subject to the right of the Board of Directors of Journal to make a Change in the Journal Board Recommendation in compliance with Section 10.02(c), Journal shall, through its Board of Directors, recommend to the Journal Shareholders that they give the Journal Shareholder Approval (the “Journal Board Recommendation”) and Journal shall include the Journal Board Recommendation in the proxy statement for the Journal Shareholders’ Meeting and shall take all lawful action to solicit and obtain the Journal Shareholder Approval.  A copy of this Agreement or a summary thereof and the dissenters’ notice and attachments thereto required pursuant to Sections 180.1301 through 180.1331 of the WBCL shall be sent to the Journal Shareholders with the notice of the Journal Shareholders’ Meeting.  If Journal is unable to obtain a quorum of the Journal Shareholders at the Journal Shareholders’ Meeting, Journal shall adjourn or postpone the Journal Shareholders’ Meeting if necessary in order to obtain such a quorum.  Journal shall cooperate with Scripps in good faith to coordinate the timing of the Journal Shareholders’ Meeting such that it occurs on the same day that the Scripps Family Meeting occurs.  Subject to Journal’s or Scripps’ right to terminate this Agreement under Article 13, Journal agrees that it has an unqualified obligation to submit this Agreement and the Transactions to the Journal Shareholders at the Journal Shareholders’ Meeting.

Section 10.07  Stockholder Litigation.  Journal will (a) promptly advise Scripps in writing of any Action threatened, commenced or asserted against (i) it or any of its directors, officers or Affiliates or (ii) any Journal Shareholder of which Journal has Knowledge, in each case relating to this Agreement, the Mergers, or any of the other Transactions, and (b) give Scripps the opportunity to reasonably participate in the defense or settlement of any such Action.  No compromise or full or partial settlement of any such Action will be agreed upon without Scripps’s prior written consent, which will not be unreasonably withheld, conditioned or delayed.

Section 10.08  Journal Shareholder Vote.  If Journal or the Board of Directors of Journal has taken any of the actions described in Section 13.01(f)(i)-(iii) after the First Date (a “Journal Board Action”), then Scripps may, on or prior to 11:59 p.m., Central Time, on the fifth (5th) day following the occurrence of a Journal Board Action (the “Scripps Second Date”), deliver to Journal a written notice explicitly (a) directing Journal to submit this Agreement and the Transactions to the Journal Shareholders at the Journal Shareholder’s Meeting and (b) waiving any rights that Scripps may have to any payment by Journal under Section 13.03 of this Agreement other than pursuant to Section 13.03(g).  If Scripps has not delivered the foregoing notice to Journal by 11:59 p.m., Central Time, on the Scripps Second Date, then Scripps shall be deemed to have terminated this Agreement pursuant to Section 13.01(f)(i)-(iii) and be entitled only to the payment by Journal under Section 13.03(f). Journal shall comply with any direction delivered to it in accordance with this Section 10.08.

ARTICLE 11
COVENANTS OF SCRIPPS, JOURNAL AND NEWCO

Section 11.01  Reasonable Best Efforts; Governmental Approvals and Third-Party Consents Generally.  Subject to the terms and conditions of this Agreement, each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under this Agreement and Applicable Law to consummate, in the most expeditious manner practicable, the Transactions, including (a) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (b) obtaining and maintaining all Governmental Approvals and Consents that are necessary, proper or advisable to consummate the Transactions, (c) defending against any Actions challenging this Agreement or any other Transaction Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (d) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions except as reasonably required to obtain the FCC Consent or HSR Clearance, (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action, including an action that would limit freedom of action (or otherwise agreeing to do any of the foregoing) with respect to or ability to retain any of its or Newco’s Subsidiaries (as of immediately following the Newspaper Merger Effective Time) or any of their respective Affiliates’ businesses, assets or properties except as provided in Section 8.14 of the Journal Disclosure Schedule or as reasonably required to obtain the FCC Consent or HSR Clearance or (iii) making any monetary or other payment in order to obtain any Consent. Notwithstanding anything to the contrary contained herein, in connection with consummation of the Transactions, no party hereto shall take any action described in clause (i), (ii) or (iii) of the immediately preceding sentence prior to the Closing Date without the prior written consent of the other party, or be required to take such action if the effectiveness of which is not conditioned on the consummation of the Transactions hereunder.  Each of the parties hereto shall keep the other parties hereto reasonably informed of its progress in obtaining any Governmental Approvals and Consents to be obtained pursuant to this Section 11.01.

Section 11.02  HSR Act Filings.  Within fifteen (15) Business Days after the date hereof, the parties hereto shall make or cause to be made any required filings with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) pursuant to the HSR Act, with respect to the Transactions (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation.  Expiration or termination of any applicable waiting period under the HSR Act is referred to herein as the “HSR Clearance”.  Scripps shall pay one-half (1/2) and Journal shall pay one-half (1/2) of any HSR Act filing fees relating to the Transactions, except that if more than one HSR Act filing is necessary because a party hereto has more than one ultimate parent entity, then such party shall pay the HSR Act filing fees for any additional filings, in each case, irrespective of whether the Transactions are consummated.
Section 11.03  FCC Filings

(a)           Within fifteen (15) Business Days after the date hereof, the parties hereto shall cause to be filed with the FCC one or more applications (collectively, the “FCC Application”) requesting FCC consent to the transfer of control of the FCC Transfer Licenses from Journal to Scripps. FCC consent to the FCC Application with respect to the FCC Transfer Licenses is referred to herein as the “FCC Consent”.  The FCC Application will contain commitments to divest and requests for waivers as set forth in Section 8.14 of the Journal Disclosure Schedule.  The parties hereto shall diligently prosecute the FCC Application and otherwise take all actions as may be necessary to obtain the FCC Consent as soon as possible. Scripps shall pay one-half (1/2), and Journal shall pay one-half (1/2), of the FCC filing fees relating to the Transactions, irrespective of whether the Transactions are consummated.  Each party hereto shall oppose any petitions to deny or other objections filed with respect to the FCC Application to the extent such petition or objection relates to such party.  No party hereto shall take any action that would, or fail to take any action the failure of which to take would, reasonably be expected to have the effect of preventing or materially delaying the receipt of the FCC Consent.  Journal shall promptly enter into tolling, assignment and assumption or similar agreements, if necessary, in connection with the FCC Application.  If the Closing Date shall not have occurred for any reason within the original effective period of the FCC Consent, and neither party hereto shall have terminated this Agreement pursuant to Article 13, Scripps and Journal shall jointly request extensions of the effective period of the FCC Consent until the Closing Date occurs or this Agreement is otherwise terminated; provided, however, that no such extension of the FCC Consent shall limit the right of either party hereto to exercise such party’s rights under Article 13.

(b)           Journal shall prosecute each application for renewal of any Primary Journal FCC License (a “Renewal Application”) that is pending on the date hereof, and shall timely file and prosecute any Renewal Application that is required to be filed by it prior to or on the Closing Date.  For each Renewal Application that is pending on the date hereof or that otherwise may become eligible for grant by the FCC prior to the Closing Date, Journal shall, to the extent reasonably necessary to expedite grant by the FCC of that Renewal Application and thereby to facilitate grant of the FCC Application, enter into a tolling, assignment and assumption or similar agreement with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against the relevant Journal Station in connection with (i) any pending complaints that the Journal Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against the Journal Station with respect to which the FCC may permit Journal to enter into a tolling assignment and assumption or similar agreement.  With respect to those Journal Stations for which a Renewal Application is pending or must be filed during the pendency of the FCC Application, to avoid disruption or delay in the processing of the FCC Application, but without limiting Journal’s obligation set out in this Section 11.03(b) to use its reasonable best efforts to pursue the grant of any pending Renewal Application prior to the Closing Date through a tolling or similar agreement with the FCC, Scripps agrees, as part of the FCC Application, to request that the FCC apply its policy permitting the transfer of control of broadcast licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of one or more Renewal

Applications (the “FCC Renewal Policy”).  Scripps shall make such representations and agree to such undertakings as are required to be made to invoke the FCC Renewal Policy, including undertakings to assume, as between the parties hereto and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application.
(c)           Notwithstanding anything in this Agreement to the contrary, Scripps and Journal each agree to use their respective reasonable best efforts to take promptly any and all steps necessary to eliminate each and every impediment and obtain all consents under any antitrust or competition law, rule or regulation (including the HSR Act), or any communications or broadcast law, rule or regulation (including the Communications Act and the rules, regulations and written decisions and policies of the FCC promulgated pursuant thereto), that may be required by the FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition Governmental Authority, in each case having competent jurisdiction, so as to enable the parties hereto to close the Transactions as promptly as practicable, including committing to or effecting, by consent decree, pocket consent decree, hold separate orders, trust or otherwise, divestitures or limitations on freedom of action as are required in order to obtain the FCC Consent or the HSR Clearance and to avoid the entry of (or to effect the dissolution of or vacate or lift) any order that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions.  Notwithstanding anything to the contrary in this Section 11.03(c), if any of the consents or approvals (or elimination of impediments) contemplated by the preceding sentence have not been obtained (or eliminated), in each case as of the date that is six (6) months following the date hereof, and if Scripps or Journal, after consultation with Journal or Scripps, as the case may be, determines, or, if at any time after the date hereof, the FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition Governmental Authority, has indicated, that a divestiture or other relief is required to obtain the FCC Consent (other than the divestitures set forth at Section 8.14 of the Journal Disclosure Schedule) or the HSR Clearance, or otherwise to remove any impediment or to obtain any required consents under any antitrust or competition law, rule or regulation or under the Communications Laws in connection with the consummation of the Transactions, then Scripps or Journal, as the case may be, shall have the right to provide written notice of such determination or indication to Journal or Scripps, as the case may be (a “Divestiture Notice”).  Upon receipt of a Divestiture Notice, Journal or Scripps, as the case may be, shall promptly (and in all respects prior to the End Date) agree to implement or cause to be implemented such divestiture, but conditioned on consummation of the Transactions hereunder.  Further, and for the avoidance of doubt, Scripps and Journal will take any and all actions necessary in order to ensure that (i) no requirement for any non-action, consent or approval of FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition governmental authority, (ii) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (iii) no other matter relating to any antitrust or competition law or any Communications Law would preclude consummation of the Transactions on or before the End Date.
Section 11.04  Cooperation.  In connection with their obligations pursuant to this Article 11 with respect to pursuing the FCC Consent and the HSR Clearance, Scripps and Journal shall (a) keep each other informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any material communication received or given in connection with any Action by a private party, in each case with respect to this Agreement or the Transactions, (b) notify each other of all documents filed with, submitted to or received from any Governmental Authority with respect to this Agreement, the Scripps Stations, the Journal Stations or the Transactions (and provide each other copies of such documents), (c) furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing or submission hereunder and (d) reasonably cooperate with each other in connection with and in advance of any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before any Governmental Authority relating to this Agreement or the Transactions, including any Action initiated by a private party.  Each of Scripps and Journal (i) shall have the right to review in advance, and to the extent practicable each will consult with each other on, all information that appears in any filing made with, or written materials submitted to, any Governmental Authority with respect to this Agreement or the Transactions, and (ii) shall give the other a reasonable opportunity to attend and participate in meetings and telephone conferences with any such Governmental Authority relating to the foregoing, to the extent not prohibited by the Governmental Authority.  With regard to any sharing of information between the parties contemplated under this Section 11.04, (A) any disclosure of information shall be done in a manner consistent with Applicable Law, (B) information may be withheld as necessary to address reasonable attorney-client privilege concerns or as necessary to comply with restrictions set forth in Contracts and (C) either party may, as it deems advisable or necessary, reasonably designate any confidential or competitively sensitive information as for “outside counsel only.”  Neither Scripps nor Journal shall file any amendment to the FCC Application or, after grant of the FCC Consent, request any modification of the FCC Consent without the consent of the other party hereto, such consent not to be unreasonably withheld or delayed.

Section 11.05  SEC Filings.

(a)           As promptly as practicable after the date hereof, (i) Scripps and Journal shall jointly prepare, and Scripps shall cause to be filed with the SEC, the applicable Registration Statement required to register under the Securities Act the Scripps Class A Common Shares to be issued in connection with the Broadcast Merger and (ii) Scripps and Journal shall jointly prepare and cause to be filed with the SEC the applicable Registration Statement required to register under the Securities Act and the Exchange Act, as applicable, the Newco Common Stock to be issued and distributed in connection with the Newspaper Mergers. Scripps and Journal shall cooperate with one another (A) in connection with the preparation of the Registration Statements and any amendments or supplements thereto, including by furnishing all information concerning such party and its Subsidiaries as may be reasonably requested by the other party hereto in connection with the preparation, filing and distribution thereof and (B) in timely taking such actions or making such filings, including any filings with a national securities exchange and furnishing information required in connection therewith or with the Registration Statements.
(b)           Each of Scripps and Journal shall provide the other party hereto and their respective counsel with any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statements, promptly after receipt of those comments or other communications. Each of Scripps and Journal and their respective counsel shall jointly participate in the response to such comments, including by participating in any discussions or meetings with the SEC. Scripps and Journal shall use their reasonable best efforts to cause the Registration Statements to become effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep the Registration Statements effective as long as is necessary to consummate the Distributions and the Mergers. The Registration Statements shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act or the Exchange Act, as applicable, including compliance with the disclosure and mailing requirements of Schedules 14A and 14C.  As promptly as practicable after the Registration Statements have become effective, (i) Scripps shall mail the joint proxy statement included in the Registration Statements to the holders of Scripps Common Shares as of the Record Date for the Scripps Shareholders’ Meeting and (ii) Journal shall mail the joint proxy statement included in the Registration Statements to the holders of Journal Common Stock as of the Record Date for the Journal Shareholders’ Meeting.

Section 11.06  Public Announcements. Scripps and Journal shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the Transaction Agreements or the Transactions and, except as may be required by Applicable Law, court process or any listing agreement with or rule of any national securities exchange or association (in which case the party hereto proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party hereto before issuing any such press release or making any such public announcement), and except to the extent the disclosure is consistent with prior disclosure permitted by this Section 11.06, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.  The parties hereto agree that the initial press release to be issued with respect to the Transactions immediately following execution of this Agreement shall be in the form agreed to by Scripps and Journal.

Section 11.07  Further Assurances. At and after the Newspaper Merger Effective Time, the respective officers and directors of Scripps Spinco Surviving Corporation and Journal Spinco Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Scripps Spinco and Journal Spinco, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Scripps Spinco or Journal Spinco, any other actions and things to vest, perfect or confirm of record or otherwise in Scripps Spinco Surviving Corporation or Journal Spinco Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Scripps Spinco or Journal Spinco acquired or to be acquired by Scripps Spinco Surviving Corporation or Journal Spinco Surviving Corporation as a result of, or in connection with, the applicable Newspaper Merger.
Section 11.08  Access to Information.

(a)           From the date hereof until the Broadcast Merger Effective Time or earlier termination of this Agreement in accordance with its terms, and subject to Applicable Law and the Confidentiality Agreement, each of Scripps and Journal shall, and shall cause their respective Subsidiaries and Representatives to, (i) give to the other party hereto and its Representatives reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to the other party hereto and its Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its Representatives to cooperate with the other party hereto in its investigation. Any investigation pursuant to this Section 11.08 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party hereto. Notwithstanding anything to the contrary in this Section 11.08(a), no Person shall be required to provide access to information of the type described in the immediately preceding sentence if such information constitutes proprietary customer or supplier information or if the disclosure of such information is legally or contractually prohibited or would result in the loss of attorney client privilege; provided that the withholding party first uses commercially reasonable efforts to provide such information in a manner that does not violate any such disclosure obligations or privilege. No information or knowledge obtained in any investigation pursuant to this Section 11.08 shall affect or be deemed to modify any representation or warranty made by any party hereto hereunder.  All information exchanged pursuant to this Section 11.08 shall be held by the parties hereto as Evaluation Material, as such term is used in the Confidentiality Agreement, and shall be subject to the terms of the Confidentiality Agreement.

(b)           Without limiting the generality of the foregoing, the access contemplated by this Section 11.08 shall include the right on the part of each of Scripps and Journal, at its own expense, to conduct, during normal business hours and at reasonable times, a site visit and Phase I or II environmental site assessments, in each case in respect of any of the properties or facilities of Scripps and its Subsidiaries, in the case of Journal, and of Journal and its Subsidiaries, in the case of Scripps, for the purpose of assessing environmental, health and safety compliance with Applicable Law. Journal and Scripps shall each have the right to approve in advance, the scope of work for any sampling or other invasive activities to be conducted on property or at facilities which Journal or Scripps or their Subsidiaries owns or operates, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)           From the date hereof until the Closing Date or earlier termination of this Agreement in accordance with its terms, and subject to Applicable Law and the Confidentiality Agreement, Scripps shall, no later than the 25th day of each calendar month, provide Journal with such unaudited financial statements of Scripps, the Scripps Newspaper Business and the Scripps Broadcast Business as are provided to and used by Scripps’s management as of and for the month ending on the last day of the immediately preceding calendar month.

(d)           From the date hereof until the Closing Date or earlier termination of this Agreement in accordance with its terms, and subject to Applicable Law and the Confidentiality Agreement, Journal shall, no later than the 25th day of each calendar month, provide Scripps with such unaudited financial statements of Journal, the Journal Newspaper Business and the Journal Broadcast Business as are provided to and used by Journal’s management as of and for the month ending on the last day of the immediately preceding calendar month.
Section 11.09  Notices of Certain Events. Each of Scripps and Journal shall promptly notify, and provide copies of related notices, correspondence and documentation to, the other of:

(a)           any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions;

(b)           any material notice or other communication from any Governmental Authority in connection with the Transactions;

(c)           any  discovery by such party that any of its representations and warranties contained in this Agreement was, when made, or has subsequently become, untrue or inaccurate in any material respect (except with respect to any representations and warranties including the word “Material Adverse Effect,” “ material” or words of similar import, with respect to which, in each such case, such party shall provide such notice if it discovers that such representations and warranties were untrue or inaccurate in any respect);

(d)           any failure of that party hereto to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

(e)           any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Scripps or any of its Subsidiaries or Journal or any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed pursuant to any of such party’s representations or warranties, as the case may be, or that are material and relate to the consummation of the Transactions; and

(f)           any notice of termination, cancellation or non-renewal of any Scripps Material Contract or Journal Material Contract (or any Contract entered into after the date hereof that would have been a Scripps Material Contract or Journal Material Contract if such Contract had been entered into prior to the date hereof); provided, however, that the delivery of any notice pursuant to this Section 11.09 shall not affect or be deemed to modify any representation or warranty made by any party hereto hereunder or limit or otherwise affect the remedies available hereunder to the party hereto receiving that notice.

Section 11.10  Governance of Newco.  Scripps and Journal shall cause Newco to, and Newco shall, take all actions necessary so that at the Newspaper Merger Effective Time, the Newco Board of Directors shall initially consist of seven or eight directors, one of whom initially shall be the Chief Executive Officer of Newco, one of whom initially shall be the Chairman of the Board of Newco and none of whom shall include any signatory to the Scripps Family Agreement or any member of the Board of Directors or officer of Scripps upon consummation of the Broadcast Merger.  No officer or director of Newco or any of its Subsidiaries shall be an officer of director of Scripps or any of its Subsidiaries.

Section 11.11  Non-Solicitation of Employees.
(a)           Subject to the next sentence, from and after the Closing Date, Scripps shall not, and shall cause its Affiliates not to, solicit, induce or attempt to induce any employees of Newco or its Affiliates to leave the employ of Newco or such Affiliate; provided that Scripps and its Affiliates shall not be precluded from hiring any employee of Newco or its Affiliates (i) who initiates discussions regarding employment with Scripps, or an Affiliate of Scripps, without any direct or indirect solicitation or inducement by Scripps or its Affiliates, (ii) who responds to a general solicitation to the public or a general advertising not directly aimed at employees of Newco or its Affiliates or (iii) (A) who has been terminated from his or her employment by Newco or its Affiliate or (B) who has terminated his or her employment with Newco or its Affiliate and in the case of this clause (iii)(B) at least six (6) months have elapsed since such termination. The covenant set forth in the preceding sentence shall be effective (x) for a period of two (2) years from the Closing Date with respect to employees of Newco or its Affiliates who are vice-presidents or officers who are senior to vice president and (y) for a period of one (1) year from the Closing Date for all other employees of Newco or its Affiliates.

(b)           Subject to the next sentence, from and after the Closing Date, Newco shall not, and shall cause its Affiliates not to, solicit, induce or attempt to induce any employees of Scripps or its Affiliates to leave the employ of Scripps or the applicable Affiliate of Scripps, as the case may be; provided that Newco and its respective Affiliates shall not be precluded from hiring any employee of Scripps or the applicable Affiliate of Scripps (i) who initiates discussions regarding employment with Newco or its Affiliates without any direct or indirect solicitation or inducement by Newco or its Affiliates, (ii) who responds to a general solicitation to the public or a general advertising not directly aimed at employees of Scripps or the applicable Affiliate or (iii) (A) who has been terminated from his or her employment by Scripps or the applicable Affiliate of Scripps or (B) who has terminated his or her employment with Scripps or the applicable Affiliate of Scripps and in the case of this clause (iii)(B) at least six (6) months have elapsed since such termination. The covenant set forth in the preceding sentence shall be effective (x) for a period of two (2) years from the Closing Date with respect to employees of Scripps or its Affiliates who are vice-presidents or officers who are senior to vice president and (y) for a period of one (1) year from the Closing Date for all other employees of Scripps or its Affiliates.

(c)           If any provision contained in this Section 11.11 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 11.11, but this Section 11.11 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties hereto that if any of the restrictions or covenants contained herein is held to be for a length of time not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 11.11 to provide for a covenant having the maximum enforceable time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. The parties hereto acknowledge that Newco or Scripps, as the case may be, would be irreparably harmed by any breach of this Section 11.11 and that there would be no adequate remedy at law or in damages to compensate Newco or Scripps. The parties hereto agree that Newco and Scripps shall be entitled to injunctive relief requiring specific performance by the applicable other party hereto, as the case may be, of this Section 11.11.
Section 11.12  Transition Planning Committee.

(a)           Scripps and Journal shall form a “Transition Planning Committee” comprised of not more than five (5) representatives of Scripps and not more than five (5) representatives of Journal; provided that, in any case, the Transition Planning Committee shall be comprised of an equal number of representatives of Scripps and Journal. Scripps and Journal may replace any of their respective Representatives at any time or from time to time. The Transition Planning Committee shall be responsible for all aspects of transition planning from the date hereof until the Newspaper Merger Effective Time. All decisions of the Transition Planning Committee shall require the approval of a majority of its members. The Transition Planning Committee shall be entitled to incur reasonable expenses on behalf of Newco, including expenses in connection with the engagement of legal, financial, accounting and other advisors for Newco. The activities of the Transition Planning Committee will be conducted in accordance with Applicable Law.

(b)           The Transition Planning Committee shall seek to arrange financing (the “Newco Financing”) in an amount sufficient to provide appropriate cash reserves to fund the operations of Newco after the Newspaper Merger Effective Time and pay the fees and expenses incurred by or on behalf of Newco prior to the Newspaper Merger Effective Time.

(c)           The Transition Planning Committee shall be responsible for recommending those persons who will serve on the Board of Directors and as officers of Newco from and after the Newspaper Merger Effective Time (subject to Section 11.10), and will be entitled to retain at Newco’s expense recruiting or consulting firms to assist it in fulfilling such responsibilities.

Section 11.13  Tax-Free Transaction.

(a)           Prior to the Effective Time, each party hereto shall use its reasonable best efforts to (i) cause the SMI Newspaper Contribution and SMI Newspaper Distribution to qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code, and will not take any action reasonably likely to cause such transactions not to so qualify; (ii) cause the SMI Newspaper Distribution to qualify as tax-free under Section 355(a) of the Code to Scripps and as tax-free to SMI under Section 361(c) of the Code, and will not take any action reasonably likely to cause such distribution not to so qualify; (iii) cause the Scripps Newspaper Contribution and Scripps Newspaper Distribution to qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code, and will not take any action reasonably likely to cause such transactions not to so qualify; (iv) cause the Scripps Newspaper Distribution to qualify as tax-free under Section 355(a) of the Code to the Scripps Shareholders and as tax-free to Scripps under Section 361(c) of the Code, and will not take any action reasonably likely to cause such distribution not to so qualify; (v) cause the Journal Newspaper Contribution and Journal Newspaper Distribution to qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code, and will not take any action reasonably likely to cause such transactions not to so qualify; (vi) cause the Journal Newspaper Distribution to qualify as tax-free under Section 355(a) of the Code to the Journal Shareholders, and will not take any action reasonably likely to cause such distribution not to so qualify; (vii) ensure that the Mergers will not cause the Scripps Spinco Common Stock to fail to be treated as “qualified property” for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code; (viii) cause the Newspaper Mergers to qualify as exchanges described in Section 351 of the Code and/or reorganizations described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code, and shall not take any action reasonably likely to cause the such transactions not to so qualify; (ix) cause the Broadcast Merger to qualify as a reorganization described in Section 368(a) of the Code, and shall not take any action reasonably likely to cause the such transaction not to so qualify and (x) for the avoidance of doubt, will not take any action reasonably likely to cause such Section 355(e) of Code to apply to the SMI Newspaper Distribution or the Scripps Newspaper Distribution.
(b)           Each of Scripps and Journal shall use its reasonable best efforts to obtain the opinions referred to in Sections 12.02(b) and 12.03(b), respectively.

(c)           Journal and the appropriate Subsidiaries of Journal shall take such actions as they deem necessary in order to cause elections under Section 336(e) of the Code to be made with respect to Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. in connection with the Journal Newspaper Distribution.

Section 11.14  Director and Officer Indemnification and Liability Insurance.

(a)           At and after the Broadcast Merger Effective Time, upon the terms and conditions of this Section 11.14, Scripps shall indemnify and hold harmless and advance expenses to the present and former officers and directors of Scripps and its Subsidiaries, and each individual who prior to the Broadcast Merger Effective Time becomes an officer or director of any such entity (each, a “Scripps D&O Indemnified Person”), and the present and former officers, including any employed lawyers, and directors of Journal and its Subsidiaries, and each individual who prior to the Broadcast Merger Effective Time becomes an officer or director of any such entity (each, a “Journal D&O Indemnified Person” and together with each Scripps D&O Indemnified Person, the “D&O Indemnified Persons”), in respect of acts or omissions by them in their capacities as such occurring at or prior to the Broadcast Merger Effective Time (including for acts or omissions occurring in connection with the Transaction Agreements and the consummation of the Transactions) to the maximum extent permitted by law (“D&O Indemnified Losses”). Without limiting the generality of the foregoing, the D&O Indemnified Losses shall include reasonable costs of prosecuting a claim under this Section 11.14. Scripps shall periodically advance or reimburse each D&O Indemnified Person for all reasonable fees and expenses constituting D&O Indemnified Losses as such fees and expenses are incurred; provided that such D&O Indemnified Person shall agree to promptly repay to Scripps the amount of any such reimbursement if it shall be judicially determined by judgment or order not subject to further appeal or discretionary review that such D&O Indemnified Person is not entitled to be indemnified by Scripps in connection with such matter. In the event that Scripps sells, transfers or leases all or substantially all of its assets or is not a surviving corporation in any merger, consolidation or other business combination in which it may enter with any Person, Scripps shall, as a condition of any such transaction, cause such purchaser or such surviving corporation, as the case may be, to assume its obligations under this Section 11.14 upon the consummation of any such transaction.
(b)           For six (6) years after the Broadcast Merger Effective Time, Scripps shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Broadcast Merger Effective Time (including for acts or omissions occurring in connection with the Transaction Agreements and the consummation of the Transactions) covering each Scripps D&O Indemnified Person currently covered by the officers’ and directors’ liability insurance policy of Scripps on terms with respect to coverage and amount (including with respect to the payment of attorneys’ fees) no less favorable than those of such policy in effect on the date hereof; provided that, if the aggregate annual premiums for such insurance during such period shall exceed 300% of the per annum rate of premium paid by Scripps as of the date hereof for such insurance, then Scripps shall provide or cause to be provided a policy for Scripps D&O Indemnified Persons with the best coverage as shall then be available at 300% of the rate applicable to Scripps.

(c)           For six (6) years after the Broadcast Merger Effective Time, Scripps shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Broadcast Merger Effective Time (including for acts or omissions occurring in connection with the Transaction Agreements and the consummation of the Transactions) covering each Journal D&O Indemnified Person currently covered by the officers’ and directors’ liability insurance policy of Journal on terms with respect to coverage and amount (including with respect to the payment of attorneys’ fees) no less favorable than those of such policy in effect on the date hereof; provided that, if the aggregate annual premiums for such insurance during such period shall exceed 300% of the per annum rate of premium paid by Journal as of the date hereof for such insurance, then Scripps shall provide or cause to be provided a policy for Journal D&O Indemnified Persons with the best coverage as shall then be available at 300% of the rate applicable to Journal.

(d)           The rights of each D&O Indemnified Person and his or her heirs and legal representatives under this Section 11.14 shall be in addition to any rights such D&O Indemnified Person may have under the Organizational Documents of Newco, Scripps, Journal, or any Subsidiary of the foregoing corporations, under any agreement of any D&O Indemnified Person with any such entity, under ORC, the WBCL or under any other Applicable Law.

(e)           The obligations of Scripps shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Person to whom this Section 11.14 applies unless (i) such termination or modification is required by Applicable Law or (ii) the affected D&O Indemnified Person shall have consented in writing to such termination or modification (it being expressly agreed that the D&O Indemnified Persons to whom this Section 11.14 applies shall be third party beneficiaries of this Section 11.14).

Section 11.15  Stock Exchange Listing. Newco, Scripps and Journal shall use their respective reasonable best efforts to cause the shares of Newco Common Stock to be issued in the Newspaper Mergers to be listed on the NYSE, the NASDAQ Stock Market or other nationally recognized stock exchange in the United States, subject to official notice of issuance.  Scripps shall use its reasonable best efforts to cause the Scripps Class A Common Shares to be issued in the Broadcast Merger to be listed on the NYSE, subject to official notice of issuance.
Section 11.16  Transition Services Agreement. Scripps and Journal shall work in good faith with any integration consultant retained by or on behalf of Newco by the Transition Planning Committee to determine the services to be provided to Newco pursuant to the Transition Services Agreement.  Any services listed in the schedules or exhibits to the Transition Services Agreement are for illustrative purposes only.

Section 11.17  Replacement of Credit Support Arrangements.  The parties hereto shall use commercially reasonable efforts to cause Newco to provide, on or prior to the Closing Date, replacement Credit Support Arrangements with respect to (a) each Credit Support Arrangement issued by Scripps or any of Subsidiaries for the benefit of any Scripps Newspaper Entity or with respect to any Scripps Newspaper Liability or the Scripps Newspaper Business, in each case that is outstanding as of the Closing Date and (b) each Credit Support Arrangement issued by Journal or any of its Subsidiaries for the benefit of any Journal Newspaper Entity or with respect to any Journal Newspaper Liability or the Journal Newspaper Business, in each case that is outstanding as of the Closing Date (collectively, the “Existing Newspaper Credit Support Arrangements”).  Scripps and Journal shall cooperate to obtain any necessary release of the Existing Newspaper Credit Support Arrangements issued by Scripps or Journal in form and substance reasonably satisfactory to such parties.

Section 11.18  Insurance Policies.  Prior to the Newspaper Merger Effective Time, Scripps, Journal and Newco shall take all necessary actions (a) to cause Newco and the Newspaper Entities to be removed, with respect to occurrences transpiring (under occurrence-based policies) or claims first made (with respect to claims made policies) subsequent to the Newspaper Merger Effective Time, as insureds under any insurance policy covering Scripps and its Subsidiaries or Journal and its Subsidiaries and (b) to cause Newco, on behalf of itself and the Newspaper Entities after the Newspaper Merger Effective Time, to procure such insurance coverage as determined by Scripps, Journal and Newco, in good faith, to be necessary or advisable in connection with the operation of the Newspaper Business after the Newspaper Merger Effective Time, the cost of such coverage to be born solely by Newco.  From and after the Newspaper Merger Effective Time, Newco agrees that it shall not (and shall cause its Subsidiaries not to) make any claim against Scripps or any of its Subsidiaries or Journal or any of its Subsidiaries, or to any carrier under any insurance policy of Scripps and its Subsidiaries or Journal and its Subsidiaries alleging that Newco, any of its Subsidiaries or the Newspaper Business is entitled to coverage or reimbursement under any such Policy, with respect to occurrences transpiring (under occurrence-based policies) or claims first made (with respect to claims made policies) subsequent to the Newspaper Merger Effective Time.

Section 11.19  Mail and Other Communications.  After the Broadcast Merger Effective Time, Newco shall, and shall cause its Affiliates to, promptly remit to Scripps any checks, cash, payments, mail or other communications directed to Scripps, Journal or any of their respective Subsidiaries (other than the Newspaper Entities) that are received by Newco or any Affiliate thereof after the Broadcast Merger Effective Time and do not primarily relate to the Scripps Newspaper Business or the Journal Newspaper Business.  After the Broadcast Merger Effective Time, Scripps shall, and shall cause its Affiliates to, promptly remit to Newco any checks, cash, payments, mail or other communications directed to Newco or any Newspaper Entity that are received by Scripps or any Affiliate thereof after the Broadcast Merger Effective Time and do not primarily relate to the Scripps Broadcast Business or the Journal Broadcast Business.
Section 11.20  Joint Privilege.  Scripps and Newco acknowledge and agree that the attorney-client privilege, attorney work product and expectation of client confidence involving general business matters arising prior to the Newspaper Merger Effective Time for the benefit of both the Scripps Newspaper Business or the Journal Newspaper Business, on the one hand, and the Scripps Broadcast Business or the Journal Broadcast Business, on the other hand, shall, from and after the Newspaper Merger Effective Time, be subject to a joint privilege between Scripps and its Subsidiaries (which include Journal and its Subsidiaries after the Broadcast Merger Effective Time), on the one hand, and Newco and its Subsidiaries, on the other hand, and Scripps and Newco and their respective Subsidiaries shall have equal right to assert all such joint privilege and protection and no such joint privilege may be waived by (a) Scripps or any of its Subsidiaries without the prior written consent of Newco or (b) Newco or any of its Subsidiaries without the prior written consent of Scripps (such consent not to be unreasonably withheld, conditioned or delayed).

Section 11.21  Tax Matters and Employee Matters Agreements.  From the date hereof until the Closing Date or earlier termination in accordance with the terms hereof, the parties hereto shall cooperate in good faith to take all action reasonably necessary to effectuate the matters contemplated on and after the Closing Date by each of the Employee Matters Agreement and the Tax Matters Agreements.

Section 11.22  Section 16 Matters.  Prior to the Broadcast Merger Effective Time, each of Scripps and Journal shall take all such steps as may be required to cause (a) any dispositions of Journal Common Stock (including derivative securities with respect to Journal Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Journal immediately prior to the Broadcast Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Newco Common Stock (including derivative securities with respect to Newco Common Stock) or any acquisitions of Scripps Common Stock (including derivative securities with respect to Scripps Common Stock) resulting from the Transactions by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Scripps or Newco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 12
CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

Section 12.01  Conditions to the Obligations of Each Party. The obligations of each party hereto to consummate the Transactions are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a)           no material provision of any Applicable Law and no judgment, injunction, order or decree shall prohibit the consummation of the Transactions;
(b)           the Registration Statements shall have been declared effective and no stop order suspending the effectiveness of the Registration Statements shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(c)           the shares of Newco Common Stock to be issued in the Newspaper Mergers and the Scripps Class A Common Shares to be issued in the Broadcast Merger shall have been approved for listing on the NYSE, the NASDAQ Stock Market or other nationally recognized stock exchange in the United States, subject to official notice of issuance;

(d)           (i) the FCC Consent and (ii) the HSR Clearance shall have been obtained;

(e)           the Scripps Refinancing shall be in place with funds available for borrowing thereunder from and after the Closing Date;

(f)           there shall not have been instituted any action or proceeding by any Governmental Authority that remains pending before any Governmental Authority (i) challenging or seeking to make illegal or prohibit the consummation of the Transactions, (ii) seeking to compel Newco or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Scripps Newspaper Business and the Journal Newspaper Business, taken as a whole; or (iii) seeking to compel Scripps, Journal or any of their respective Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Scripps Broadcast Business or the Journal Broadcast Business, except as provided in Section 8.14 of the Journal Disclosure Schedule;

(g)          each of the Transaction Agreements shall have been executed and delivered by each of the other parties hereto;

(h)          the Scripps Shareholder Approval and the Journal Shareholder Approval shall have been obtained; and

(i)           each of Television Networks ABC, NBC, CBS and Fox that are required to Consent to any of the Transactions pursuant to the network affiliation agreements to which Journal is (or any of the Journal Stations are) a party shall have so consented.

Section 12.02  Conditions to the Obligations of Scripps. The obligations of Scripps and each of its Subsidiaries that is a party hereto to consummate the Transactions to which it is party are further subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a)           (i) Journal shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) subject to the standards set forth in Section 15.01(b), the representations and warranties of Journal contained in this Agreement, shall be true and correct as of the Closing Date, as if made on the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct  as of such date), and (iii) Scripps shall have received a certificate signed by an executive officer of Journal to the foregoing effect; and
(b)           Scripps shall have received an opinion of Baker & Hostetler LLP reasonably acceptable to Scripps dated the Closing Date, to the effect that: (i) the SMI Newspaper Contribution and the SMI Newspaper Distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (ii) the SMI Newspaper Distribution will qualify as a distribution described in Section 355 of the Code; (iii) with respect to the SMI Newspaper Distribution, the Scripps Spinco Common Stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (iv) the Scripps Newspaper Contribution and the Scripps Newspaper Distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (v) the Scripps Newspaper Distribution will qualify as a distribution described in Section 355 of the Code; (vi) with respect to the Scripps Newspaper Distribution, the Scripps Spinco Common Stock will be treated as “qualified property” for purposes of Section 361(c)(2) of the Code; (vii) the exchange of Scripps Spinco Common Stock for Newco Common Stock pursuant to the Scripps Newspaper Merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (viii) the Broadcast Merger will qualify as a reorganization described in Section 368(a) of the Code.  In rendering such opinion, such counsel shall be entitled to rely upon appropriate representations of officers of Scripps, Journal and Newco, reasonably acceptable to such counsel, which representations shall be substantially finalized by the parties hereto and such counsel by not later than five (5) days prior to the Closing Date and updated on the Closing Date.

Section 12.03  Conditions to the Obligations of Journal. The obligations of Journal and each of its Subsidiaries that is a party hereto to consummate the Transactions to which it is party are further subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a)           (i) Scripps shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) subject to the standards set forth in Section 15.01(a), the representations and warranties of Scripps contained in this Agreement shall be true and correct on the Closing Date, as if made on the Closing Date (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such date) and (iii) Journal shall have received a certificate signed by an executive officer of Scripps to the foregoing effect; and

(b)           Journal shall have received an opinion of Foley & Lardner LLP reasonably acceptable to Journal dated the Closing Date, to the effect that: (i) the Journal Newspaper Contribution and the Journal Newspaper Distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; (ii) the Journal Newspaper Distribution will qualify as a distribution described in Section 355 of the Code; (iii) the exchange of Journal Spinco Common Stock for Newco Common Stock pursuant to the Journal Newspaper Merger will qualify as an exchange described in Section 351 of the Code and/or a reorganization described in Sections 368(a)(1)(B) and/or 368(a)(2)(E) of the Code; and (iv) the Broadcast Merger will qualify as a reorganization described in Section 368(a) of the Code.  In rendering such opinion, such counsel shall be entitled to rely upon appropriate representations of officers of Journal, Scripps and Newco, reasonably acceptable to such counsel, which representations shall be substantially finalized by the parties hereto and such counsel by not later than five (5) days prior to the Closing Date and updated on the Closing Date.
Section 12.04  Additional Conditions to Each Party’s Obligations to Effect the Mergers.  The obligations of the parties hereto to effect the Mergers are further subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a)           the Scripps Pre-Newspaper Distribution Transactions and the Journal Pre-Newspaper Distribution Transactions shall have been consummated; and

(b)           the Distributions shall have been consummated.

ARTICLE 13
TERMINATION

Section 13.01  Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Distribution Time:

(a)           by mutual written agreement of Scripps and Journal;

(b)           by either Scripps or Journal, if:

(i)            the Transactions have not been consummated on or before September 30, 2015 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 13.01(b)(i) shall not be available to any party hereto whose breach of any provision of this Agreement results in the failure of the Transactions to be consummated by such time; provided, further, that if the Transactions have not been consummated on or before September 30, 2015, solely by reason of the failure of the condition set forth in Section 12.01(d)(i) to be satisfied, the “End Date” shall be extended to December 31, 2015, in the event either Scripps or Journal delivers a notice to the other indicating that it believes in good faith that such condition would reasonably be expected to be satisfied by December 31, 2015;

(ii)           there shall be any Applicable Law that (A) makes consummation of the Transactions illegal or otherwise prohibited or (B) enjoins Scripps or Journal from consummating the Transactions and such enjoinment shall have become final and nonappealable;

(iii)          the Journal Shareholder Approval shall not have been obtained; or

(iv)          the Scripps Shareholder Approval shall not have been obtained.

(c)           by Scripps, if any of the conditions set forth in Sections 12.01 or 12.02 shall have become incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 13.01(c) shall not be available if Scripps’s breach of any provision of this Agreement has resulted in such condition becoming incapable of being satisfied;

(d)           by Journal, if any of the conditions set forth in Sections 12.01 or 12.03 shall have become incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 13.01(d) shall not be available if Journal’s breach of any provision of this Agreement has resulted in such condition becoming incapable of being satisfied;
(e)           by Journal, (i) if the Board of Directors of Scripps has failed to make the Scripps Board Recommendation pursuant to Sections 9.07 and 9.08, (ii) if the Board of Directors of Scripps effected a Change in the Scripps Board Recommendation, (iii) if Scripps has entered into a Scripps Acquisition Agreement, or (iv) if Scripps otherwise has failed to comply in all material respects with its obligations under Section 9.02;

(f)           by Scripps, (i) if the Board of Directors of Journal has failed to make the Journal Board Recommendation pursuant to Section 10.06, (ii) if the Board of Directors of Journal effected a Change in the Journal Board Recommendation, (iii)  if Journal has entered into a Journal Acquisition Agreement or (iv) if Journal otherwise has failed to comply in all material respects with its obligations under Section 10.02;

(g)           by Scripps, if, prior to the First Date, the Board of Directors of Scripps effected a Change in the Scripps Board Recommendation or entered into a Scripps Acquisition Agreement in connection with a Scripps Superior

Proposal, in each case, in compliance with Section 9.02; provided, however, that concurrently with such termination under this Section 13.01(g) Scripps shall make the payment required by Section 13.03(e); or

(h)           by Journal, if, prior to the First Date, the Board of Directors of Journal effected a Change in the Journal Board Recommendation or entered into a Journal Acquisition Agreement with respect to a Journal Superior Proposal, in each case, in compliance with Section 10.02; provided, however, that concurrently with such termination under this Section 13.01(h) Journal shall make the payment required by Section 13.03(f).

The party hereto desiring to terminate this Agreement pursuant to this Section 13.01 (other than pursuant to Section 13.01(a)) shall give written notice of such termination to the other party hereto specifying the provision of this Agreement pursuant to which such termination is effected.

Section 13.02  Effect of Termination. If this Agreement is terminated pursuant to Section 13.01, this Agreement shall become void and of no effect without liability of any party hereto (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party hereto; provided that, if such termination shall result from the knowing and willful (a) failure of any party hereto to use the applicable standard of effort to fulfill a condition to the performance of the obligations of any other party hereto or (b) breach of any representation or warranty herein or the failure of either party hereto to perform a covenant herein, such party shall be fully liable for any and all liabilities and Damages incurred or suffered by any other party hereto (but not to any third party not a party to this Agreement including any shareholder, director, officer, employee, agent consultant or representative of such party)  as a result of such failure or breach, without limiting Section 15.12 in any respect. The provisions of the last sentence of Section 11.08(a), this Section 13.02, Section 13.03, Section 13.04, Section 13.05 and Article 15 shall survive any termination hereof pursuant to Section 13.01. For the avoidance of doubt, the Confidentiality Agreement shall be effectively terminated at the Broadcast Merger Effective Time. Unless and until the Broadcast Merger Effective Time has occurred, the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.
Section 13.03  Fees and Expenses.

(a)           In the event that (i) this Agreement is terminated pursuant to Section 13.01(b)(iv) and prior to such termination Journal shall have obtained the Journal Shareholder Approval, and (ii) prior to the Scripps Family Meeting, no Scripps Acquisition Proposal was pending, Scripps shall as promptly as possible (but in any event within two (2) Business Days following receipt of an invoice therefor) pay all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the amount payable by Scripps to Journal exceed $7,500,000 (the “Expenses Cap”) under this Section 13.03(a).  Any payment required pursuant to this Section 13.03(a) shall be made by wire transfer of immediately available funds to an account designated by Journal.

(b)           In the event that (i) this Agreement is terminated pursuant to Section 13.01(b)(iii) and prior to such termination Scripps shall have obtained the Scripps Shareholder Approval required at the Scripps Family Meeting (without giving effect to the Scripps Shareholders’ Meeting), and (ii) prior to the Journal Shareholder Meeting, no Journal Acquisition Proposal was pending, Journal shall as promptly as possible (but in any event within two (2) Business Days following receipt of an invoice therefor) pay all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the amount payable by Journal to Scripps under this Section 13.03(b) exceed the Expenses Cap.  Any payment required pursuant to this Section 13.03(b) shall be made by wire transfer of immediately available funds to an account designated by Scripps.

(c)           In the event that (i) this Agreement is terminated pursuant to Section 13.01(b)(iv) and prior to such termination Journal shall have obtained the Journal Shareholder Approval, and (ii) prior to the Scripps Family Meeting, a Scripps Acquisition Proposal shall have been publicly announced and not publicly withdrawn, Scripps shall as promptly as possible (but in any event within two (2) Business Days following receipt of an invoice therefor) pay all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the amount payable by Scripps to Journal pursuant to the first sentence of this Section 13.01(c) exceed the Expenses Cap.  Except as otherwise provided in Section 9.11 and Section 13.03(j), in addition, in the event that within twelve (12) months following the date of such termination, Scripps shall have (A) entered into a definitive agreement with respect to, (B) recommended to the Scripps Shareholders or (C) consummated, in each case, a transaction contemplated by any such Scripps Acquisition Proposal, then Scripps shall pay to Journal within two (2) Business Days after entering into such definitive agreement, making such recommendation or consummating such transaction, a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal.
(d)           In the event that (i) this Agreement is terminated pursuant to Section 13.01(b)(iii) and prior to such termination Scripps shall have obtained the Scripps Shareholder Approval required at the Scripps Family Meeting (without giving effect to the Scripps Shareholders’ Meeting), and (ii) prior to the Journal Shareholders’ Meeting, a Journal Acquisition Proposal shall have been publicly announced and not publicly withdrawn, Journal shall as promptly as possible (but in any event within two (2) Business Days following receipt of an invoice therefor) pay all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Journal to Scripps pursuant to the first sentence of this Section 13.01(d) exceed the Expenses Cap.  Except as otherwise provided in Section 10.08 and Section 13.03(g), in addition, in the event that within twelve (12) months following the date of such termination, Journal shall have (A) entered into a definitive agreement with respect to, (B) recommended to the Journal Shareholders or (C) consummated, in each case, a transaction contemplated by any such Journal Acquisition Proposal, then Journal shall pay to Scripps within two (2) Business Days after entering into such definitive agreement, making such recommendation or consummating such transaction, a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal.

(e)           If this Agreement is terminated pursuant to Section 13.01(e)(i)-(iii) on or prior to the Journal Second Date or is terminated pursuant to Section 13.01(g), then Scripps shall, within two (2) Business Days after the date of termination, pay Journal:

(i)            with respect to a Scripps Superior Proposal by a Scripps Qualifying Party, (A) a termination fee equal to two and twenty five one hundredths percent (2.25%) of the Journal Equity Value and (B) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Scripps to Journal pursuant to this clause (B) exceed $5,000,000; or

(ii)           in all other circumstances, (A) a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value and (B) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Scripps to Journal pursuant to this clause (B) exceed the Expenses Cap.

Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal.
(f)           If this Agreement is terminated pursuant to Section 13.01(f)(i)-(iii) on or prior to the Scripps Second Date or is terminated pursuant to Section 13.01(h), then Journal shall, within two (2) Business Days after the date of termination, pay Scripps:

(i)            with respect to a Journal Superior Proposal by a Journal Qualifying Party, (A) a termination fee equal to two and twenty five one hundredths percent (2.25%) of the Journal Equity Value and (B) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Journal to Scripps pursuant to this clause (B) exceed $5,000,000; or

(ii)           in all other circumstances, (A) a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value and (B) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Journal to Scripps pursuant to this clause (B) exceed the Expenses Cap.

Any such payment shall be made by wire transfer of immediately available funds to an account designated by Scripps.

(g)           If this Agreement is terminated pursuant to Section 13.01(f)(i)-(iii) after the Scripps Second Date, then Journal shall, within two (2) Business Days after the date of termination, pay Scripps all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the amount payable by Journal to Scripps under this Section 13.03(g) exceed the Expenses Cap.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Scripps.

(h)           If this Agreement is terminated pursuant to Section 13.01(e)(iv), then Scripps shall, within two (2) Business Days after the date of termination, pay Journal (i) a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value and (ii) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Scripps to Journal pursuant to this clause (ii) exceed the Expenses Cap.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal.

(i)            If this Agreement is terminated pursuant to Section 13.01(f)(iv), then Journal shall, within two (2) Business Days after the date of termination, pay Scripps (i) a termination fee equal to two and eighty five one hundredths percent (2.85%) of the Journal Equity Value and (ii) all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however, that in no case will the amount payable by Journal to Scripps pursuant to this clause (ii) exceed the Expenses Cap.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Scripps.
(j)           If this Agreement is terminated pursuant to Section 13.01(e)(i)-(iii) after the Journal Second Date, then Scripps shall, within two (2) Business Days after the date of termination, pay Journal all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the amount payable by Scripps to Journal under this Section 13.03(j) exceed the Expenses Cap.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal.

Section 13.04  Termination Fee in Lieu of Specific Performance.

(a)           Without limiting Section 15.12 and notwithstanding anything in this Agreement to the contrary, if Scripps breaches its obligation to consummate the Transactions, Journal shall have the option, but not the obligation, to  (i) request Scripps to immediately pay at such time, or (ii) request Scripps to pay after Journal shall have sought to enforce the remedy of specific performance under Section 15.12 and such remedy for whatever reason shall have been found not enforceable under Applicable Law with respect to such breach, in each case an amount equal to (A) two and eighty five one hundredths percent (2.85%) of the Journal Equity Value, plus (B) reimbursement of all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Journal and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the aggregate amount of the fees and expenses payable by Scripps to Journal pursuant to this Section 13.04(a) exceed four and twenty five one hundredths percent (4.25%) of the Journal Equity Value.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Journal and shall be made within two (2) Business Days after such request.

(b)           Without limiting Section 15.12, and notwithstanding anything in this Agreement to the contrary, if Journal breaches its obligation to consummate the Transactions, Scripps shall have the option, but not the obligation, to (i) request Journal to immediately pay at such time, or (ii) request Journal to pay after Scripps shall have sought to enforce the remedy of specific performance under Section 15.12 and such remedy for whatever reason shall have been found not enforceable under Applicable Law with respect to such breach, in each case an amount equal to (A) two and eighty five one hundredths percent (2.85%) of the Journal Equity Value, plus (B) reimbursement of all reasonable and documented out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Scripps and its Affiliates on or prior to the date of termination of this Agreement in connection with the Transactions; provided, however that in no case will the aggregate amount of the fees and expenses payable by Journal to Scripps pursuant to this Section 13.04(b) exceed four and twenty five one hundredths percent (4.25%) of the Journal Equity Value.  Any such payment shall be made by wire transfer of immediately available funds to an account designated by Scripps and shall be made within two (2) Business Days after such request.
(c)           The parties hereto acknowledge and agree that, as to itself, any exercise by Scripps or Journal of its respective rights under this Section 13.04, as the case may be, shall be such party’s sole and exclusive remedy hereunder; provided, however, that if (i) Scripps or Journal could have otherwise terminated this Agreement pursuant to Sections 13.01(b)(iii)-(iv), Journal could have otherwise terminated this Agreement pursuant to Sections 13.01(e)(i), (ii), or (iii), or Section 13.01(h) or (iii) Scripps could have otherwise terminated this Agreement pursuant to Sections 13.01(f)(i), (ii), or (iii), or Section 13.01(g), then any such Party or Parties may not seek a remedy under this Agreement pursuant to this Section 13.04.

Section 13.05  Termination Fee as Liquidated Damages.  The payment of any termination fee by any party pursuant to Section 13.03 or Section 13.04 shall constitute liquidated damages, not a penalty and shall be the sole remedy of the payee under this Agreement.  The parties hereto acknowledge and agree that the recovery by any party of such amount is reasonable in light of the substantial and indeterminate harm anticipated to be caused by the termination of this Agreement pursuant to Section 13.03 or Section 13.04, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy and the value of the Transactions.

ARTICLE 14
SURVIVAL AND INDEMNIFICATION; RELEASES

Section 14.01  Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith (and covenants herein that have the effect of obligating a party hereto to maintain the accuracy of its representations and warranties or to provide notice of an inaccuracy in its representations or warranties), and any claim with respect thereto, shall not survive the Broadcast Merger Effective Time. None of the covenants or agreements contained in this Agreement to be wholly performed prior to or on the Closing Date, or any claim with respect thereto, shall survive the Broadcast Merger Effective Time, and no such claim may be brought by any Person after the Broadcast Merger Effective Time, and all parties hereto shall be released from all Liabilities thereunder, including with respect to any breach thereof, effective as of the Broadcast Merger Effective Time.  The covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Broadcast Merger Effective Time shall survive for the period provided in such covenants and agreements, if any, or until fully performed.

Section 14.02  Indemnification.

(a)           Effective from and after the Broadcast Merger Effective Time, Scripps hereby indemnifies Newco, its Subsidiaries and their respective Affiliates and successors and assigns (the “Newco Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a Third Party claim or a claim solely between the parties hereto) (“Damages”) actually incurred or suffered by such Newco Indemnified Party arising out of, relating to or resulting from:
(i)            the Scripps Broadcast Group, the Scripps Broadcast Assets, the Scripps Broadcast Liabilities, the Journal Broadcast Group, the Journal Broadcast Assets or the Journal Broadcast Liabilities;

(ii)           any breach of any covenant or agreement of Scripps or Journal contained in this Agreement that survives the Broadcast Merger Effective Time pursuant to Section 14.01; or

(iii)          the complete withdrawal liability payable by Scripps to the GCIU –  Employers Retirement Fund pursuant to Section 9.10.

(b)           Effective from and after the Broadcast Merger Effective Time, Newco hereby indemnifies Scripps, its Subsidiaries (including, after the Broadcast Merger Effective Time, Journal and its Subsidiaries) and their respective Affiliates and successors and assigns (the “Scripps Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by such Scripps Indemnified Parties arising out of, relating to or resulting from:

(i)            the Scripps Newspaper Group, the Scripps Newspaper Assets, the Scripps Newspaper Liabilities, the Journal Newspaper Group, the Journal Newspaper Assets or the Journal Newspaper Liabilities;

(ii)           any breach of any covenant or agreement of Newco contained in this Agreement that survives the Broadcast Merger Effective Time pursuant to Section 14.01; or

(iii)          any additional withdrawal liability with respect to any mass withdrawal of employers from the GCIU –  Employers Retirement Fund payable by Newco pursuant to Section 9.10 or any subsequent assessment of reallocation or redetermination liability by reason of such mass withdrawal and any associated excise tax arising under Section 4971(g) of the Code after the complete withdrawal of Scripps from the Fund.

(c)           Neither Scripps nor Newco shall be liable to any Newco Indemnified Party or Scripps Indemnified Party, as the case may be, for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of profit or loss of future revenue.

(d)           The indemnification provisions contained in (i) the Tax Matters Agreements (and not Sections 14.02, 14.03 and 14.04) shall apply to any Damages with respect to any Tax liability or Tax asset allocated to any Person pursuant to the Tax Matters Agreements and (ii) the Employee Matters Agreement (and not Sections 14.02, 14.03 and 14.04) shall apply to any obligation from and after the Effective Time of any Person pursuant to the Employee Matters Agreement.

Section 14.03  Indemnification Procedures.

(a)           The party hereto seeking indemnification under Section 14.02 (the “Indemnified Party”) agrees to give prompt notice to the party hereto against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, Action or proceeding (each, a “Claim”) in respect of which indemnity may be sought under such Section and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually materially prejudiced the Indemnifying Party.
(b)           The Indemnifying Party shall have the right, at its option, exercisable within thirty (30) days after receipt of such notice to assume the defense of, at its own expense and by its own counsel (which counsel shall be reasonably satisfactory to the Indemnified Party), any matter involving the asserted liability of the Indemnified Party (“Asserted Liabilities”), subject to the limitations set forth herein. If the Indemnifying Party shall undertake to compromise, settle or defend any such Asserted Liability, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise or settlement of, or defense against, any such Asserted Liability; provided, however, that the Indemnifying Party shall not settle any such Asserted Liability without the written consent of the Indemnified Party unless such settlement releases the Indemnified Party from all liabilities and obligations with respect to the Asserted Liability and the settlement does not impose injunctive or other equitable relief against the Indemnified Party. Notwithstanding an election by the Indemnifying Party to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding at its own expense. Notwithstanding anything herein to the contrary, the Indemnifying Party shall not be entitled to assume control of such defense but shall pay for the reasonable fees, costs and expenses of the Indemnified Party’s legal counsel, which counsel shall be reasonably satisfactory to the Indemnifying Party, if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, or (iii) the Indemnifying Party failed or is failing to prosecute or defend such claim. If the Indemnified Party shall undertake to compromise, settle or defend any Asserted Liability in accordance with the immediately preceding sentence or after the Indemnifying Party has declined to exercise its option to assume the defense of an Asserted Liability, the Indemnified Party shall promptly notify the Indemnifying Party of its intention to do so, and the Indemnifying Party agrees to cooperate fully with the Indemnified Party and its counsel in the compromise or settlement of, or defense against, any such Asserted Liability; provided, however, that the Indemnified Party shall not settle any such Asserted Liability without the written consent of the Indemnifying Party, which such consent shall not be unreasonably withheld, conditioned or delayed.

(c)           Each party hereto shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Claim by a Third Party and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 14.04  Calculation of Damages. Any Damages payable by an Indemnifying Party pursuant to Section 14.02 shall be (a) reduced by any proceeds recovered by the Indemnified Party under applicable insurance policies, net of any costs incurred by the Indemnified Party in obtaining such proceeds, (b) reduced by any indemnity, contribution or other similar payment paid to the Indemnified Party by any Third Party with respect to such Damages, net of any costs incurred by the Indemnified Party in obtaining such payment and (c) reduced by an amount equal to any net tax benefit actually realized by the Indemnified Party as a consequence of such Damages.  If an Indemnified Party receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives insurance proceeds, then the Indemnified Party will pay to the Indemnifying Party an amount equal to the excess of the payment received over the amount of the payment that would have been due if the insurance proceeds had been received, realized or recovered before the payment was made by the Indemnifying Party.
Section 14.05  Release of Pre-Closing Date Claims.

(a)           Except as provided in Section 14.05(c), effective as of the Broadcast Merger Effective Time, Newco, for itself and each of its Subsidiaries (including each Newspaper Entity) and their respective Affiliates, successors, assigns, shareholders, directors, officers, members, agents and employees, hereby remises, releases and forever discharges Scripps and Journal and their respective Subsidiaries (other than the Scripps Newspaper Entities and the Journal Newspaper

Entities, respectively), their respective Affiliates, successors, assigns, shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Broadcast Merger Effective Time, whether or not known as of the Broadcast Merger Effective Time, including in connection with the Transactions.

(b)           Except as provided in Section 14.05(c), effective as of the Broadcast Merger Effective Time, each of Scripps and Journal, for itself and each of its Subsidiaries (other than any Scripps Newspaper Entity or Journal Newspaper Entity) and their respective Affiliates, successors, assigns, shareholders, directors, officers, members, agents and employees, hereby remises, releases and forever discharges each of Newco and its Subsidiaries (including the Scripps Newspaper Entities and Journal Newspaper Entities), their respective Affiliates, successors, assigns, shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Broadcast Merger Effective Time, whether or not known as of the Broadcast Merger Effective Time, including in connection with the Transactions.

(c)           Nothing contained in Sections 14.05(a) or 14.05(b) shall impair any right of any Person to enforce this Agreement (including the indemnification rights of each party hereto under this Article 14) or any other Transaction Agreement or any Contracts that are specified in Sections 2.05(b) or 3.05(b) as surviving the Closing Date, in each case in accordance with its terms. Nothing contained in Sections 14.05(a) or 14.05(b) shall release any Person from:
(i)            any Liability provided in or resulting from any Contract among Scripps or its Subsidiaries or Journal or its Subsidiaries, on the one hand, and Newco or its Subsidiaries (including the Scripps Newspaper Entities and the Journal Newspaper Entities), on the other hand, that is specified in Sections 2.05(b) or 3.05(b) as surviving the Closing Date, or any other Liability specified in such Sections as surviving the Closing Date; or

(ii)           any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to Scripps, Journal, Newco, the Scripps Newspaper Entities, the Journal Newspaper Entities or any of their respective Subsidiaries in accordance with, or any other Liability of any such Person under, the Transaction Agreements.

(d)           If an Indemnified Party receives any payment from an Indemnifying Party in respect of Damages and the Indemnified Party could have recovered all or a part of such Damages from a Third Party based on the underlying claim or demand asserted against it, then such Indemnified Party shall transfer such of its rights to proceed against such Third Party as are necessary to permit such Indemnifying Party to recover from such Third Party the amount of such payment.

Section 14.06  Exclusivity. After the Broadcast Merger Effective Time, this Article 14 (or the Tax Matters Agreements or the Employee Matters Agreement, as the case may be) will provide the exclusive remedy for any claims by or against Newco or its Subsidiaries, on the one hand, or by or against Scripps, Journal or any of their respective Subsidiaries or Affiliates, on the other hand, arising as a result of or in connection with this Agreement and the Transactions (other than any remedy provided in any of the other applicable Transaction Agreements), except that nothing herein shall limit the liability of any party hereto for fraud or intentional misrepresentation.

ARTICLE 15
MISCELLANEOUS

Section 15.01  Representations and Warranties.

(a)           For purposes of determining whether any representation or warranty of Scripps contained in Article 7 is untrue or incorrect for any purpose under this Agreement, or whether Scripps shall have breached any such representation or warranty  as a result of any such untruth or incorrectness for any purpose under this Agreement (for the avoidance of doubt, in each case, including for the purpose of determining whether such representation or warranty is true and correct when made and for purposes of determining whether such representation or warranty  can be made on and as of the Closing Date or as of the date specified therein), the following standards shall apply:

(i)            the representation and warranty contained in Section 7.10(b) shall be deemed to be untrue and incorrect if such representation and warranty is untrue or incorrect in any respect;

(ii)           any representation and warranty contained in Section 7.05 shall be deemed to be untrue and incorrect only if such representation and warranty is untrue or incorrect in any material respect (disregarding for this purpose any reference to materiality or Material Adverse Effect contained in any such representation or warranty); and

(iii)          any such representation and warranty (other than those referred to in clause (i) or (ii) above) shall be deemed to be untrue or incorrect only if the fact, circumstance, change or event that resulted in such untruth or incorrectness, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article 7 (other than those referred to in clause (i) or (ii) above), either (A) has had or would reasonably be expected to have, a Scripps Material Adverse Effect (disregarding for this purpose any reference to materiality or Material Adverse Effect contained in any such representation or warranty) or (B) would materially delay or materially impede or preclude the ability of Scripps to perform its obligations hereunder or its ability to consummate the Transactions.

(b)           For purposes of determining whether any representation or warranty of Journal contained in Article 8 is untrue or incorrect for any purpose under this Agreement, or whether Journal shall have breached any such representation or warranty  as a result of any such untruth or incorrectness for any purpose under this Agreement (for the avoidance of doubt, in each case, including for the purpose of determining whether such representation or warranty is true and correct when made and for purposes of determining whether such representation or warranty  can be made on and as of the Closing Date or as of the date specified therein), the following standards shall apply:

(i)            the representation and warranty contained in Section 8.10(b) shall be deemed to be untrue and incorrect if such representation and warranty is untrue or incorrect in any respect;

(ii)           any representation and warranty contained in Section 8.05 shall be deemed to be untrue and incorrect only if such representation and warranty is untrue or incorrect in any material respect (disregarding for this purpose any reference to materiality or Material Adverse Effect contained in any such representation or warranty); and

(iii)          any such representation and warranty (other than those referred to in clause (i) or (ii) above) shall be deemed to be untrue or incorrect only if the fact, circumstance, change or event that resulted in such untruth or incorrectness, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article 8 (other than those referred to in clause (i) or (ii) above), either (A) has had or would reasonably be expected to have, a Journal Material Adverse Effect (disregarding for this purpose any reference to materiality or Material Adverse Effect contained in any such representation or warranty) or (B) would materially delay or materially impede or preclude the ability of Journal to perform its obligations hereunder or its ability to consummate the Transactions.
Section 15.02           Notices. All notices, requests, claims, demands, waivers and other communications to any party hereto hereunder shall be in writing (including facsimile transmission) and shall be given,

If to Scripps or its Subsidiaries, to:	The E. W. Scripps Company
312 Walnut Street, 28th Floor
Cincinnati, Ohio  45202
Attention:  Robin Davis
Vice President, Strategic Planning and Development
Facsimile: (513) 977-3024

with a copy to:	Scripps Media, Inc.
312 Walnut Street, 28th Floor
Cincinnati, Ohio 45202
Attention:  William Appleton,
Senior Vice President and General Counsel
Facsimile:  (513) 977-3042

with a copy (which shall

not constitute notice) to:	Baker & Hostetler LLP
45 Rockefeller Plaza

New York, New York 10111
Attention:  Steven H. Goldberg
Facsimile:  (212) 589-4201

If to Journal or its Subsidiaries, to:	Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
Attention:  Steven J. Smith
Chairman of the Board and Chief Executive Officer
Facsimile:  (414) 224-2469

with a copy to:	Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
Attention:  Mary Hill Taibl
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Facsimile:  (414) 224-2469
with a copy (which shall

not constitute notice) to:	Foley & Lardner, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306
Attention: Benjamin F. Garmer III
Russell E. Ryba
Facsimile:  (414) 297-4900

If to Newco, to:	to an address or facsimile number as such party may hereafter specify for the purpose by notice in writing to the other parties hereto.

or, in the case of any party hereto, to such other address or facsimile number as such party may hereafter specify for the purpose by notice in writing to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 15.03  Amendments and Waivers.

(a)           Any provision of this Agreement may be amended or waived prior to the Newspaper Merger Effective Time or Broadcast Merger Effective Time, as the case may be, if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party hereto against whom the waiver is to be effective; provided, however, that (a) after receipt of the Scripps Shareholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the shareholders of Scripps without the further approval of such shareholders, (b) after receipt of the Journal Shareholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the shareholders of Journal without the further approval of such shareholders, and (c)  except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Scripps or the shareholders of Journal.

(b)           No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 15.04  Fees and Expenses.  Except as otherwise expressly provided in any Transaction Agreement (including pursuant to Section 13.03 or 13.04), all fees and expenses incurred in connection with this Agreement shall be paid by the party hereto incurring such fee or expense. Any fees and expenses for which Newco is responsible but that are incurred and must be paid prior to the Newspaper Merger Effective Time shall be paid by Scripps and Journal, with each of Scripps and Journal paying one-half of such fees and expenses.

Section 15.05  Disclosure Schedule References.  Any information disclosed in any Section of the Scripps Disclosure Schedule or the Journal Disclosure Schedule shall qualify the correspondingly numbered representation and warranty or covenant of this Agreement and any other representation and warranty or covenant of Scripps or Journal, as applicable, contained in this Agreement to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent from the content and context of such disclosure. The fact that any item of information is disclosed in any Section of the Scripps Disclosure Schedule or the Journal Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and any dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement, except as otherwise expressly set forth in the applicable Disclosure Schedules. Matters set forth in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected therein. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 15.06  Binding Effect; Benefit; Assignment.

(a)           The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except that, following the Broadcast Merger Effective Time, (i) each D&O Indemnified Person is a third party beneficiary of the provisions set forth in Section 11.14, (ii) each Newco Indemnified Party and Scripps Indemnified Party is a third party beneficiary of the indemnification provisions set forth in Article 14 and (iii) each specified beneficiary of the releases set forth in Section 14.05 is a third party beneficiary of such Section.

(b)           No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, by operation of Applicable Law or otherwise, without the prior written consent of each other party hereto.  Any purported assignment without such consent shall be void.

Section 15.07  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state, except to the extent that the DGCL, ORC, the WBCL and the Wisconsin LLC Act mandatorily apply and govern certain of the Transactions.

Section 15.08  Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 15.09  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to Scripps and Journal.
Section 15.10  Entire Agreement. This Agreement, the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter of this Agreement. The Confidentiality Agreement shall automatically terminate at the Broadcast Merger Effective Time. Unless and until the Broadcast Merger Effective Time has occurred, the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

Section 15.11  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 15.12  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of any Transaction Agreement was not performed in accordance with its specific terms or was otherwise breached and that any non-performance or breach of any Transaction Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any Transaction Agreement and to enforce specifically the terms and provisions hereof and of each other Transaction Agreement in any federal or state court without posting any bond or other undertaking, in addition to any other remedy to which they are entitled at law or in equity.

Section 15.13  Non-Exclusive Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the non-exclusive personal jurisdiction of the state courts of State of New York, County of New York and of the federal courts located in the United States District Court for the Southern District of New York (and the appellate courts thereof), in the event any dispute arises out of any Transaction Agreement or any Transaction and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

Section 15.14  Certain Legal Matters.

(a)           The parties hereto acknowledge that Baker & Hostetler LLP has represented Scripps in connection with the Transactions.  The parties hereto hereby consent to the representation by Baker & Hostetler LLP of Scripps or any of its Affiliates in any future matter including post-closing disputes concerning any Transaction Agreement and all Transactions.
(b)           The parties hereto acknowledge that Foley & Lardner LLP has represented Journal in connection with the Transactions.  The parties hereto hereby consent to the representation by Foley & Lardner LLP of Newco or any of its Affiliates in any future matter including post-closing disputes concerning any Transaction Agreement and all Transactions.

[Signature Page Follows]
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE E. W. SCRIPPS COMPANY		SCRIPPS MEDIA, INC.

By:	/s/ Richard A. Boehne	By:	/s/ William Appleton
Name:	Richard A. Boehne	Name:	William Appleton
Title:	President and Chief Executive Officer	Title:	Senior Vice President and General Counsel

DESK SPINCO, INC.		DESK NP OPERATING, LLC

By:	/s/ Richard A. Boehne	By:	/s/ Richard A. Boehne
Name:	Richard A. Boehne	Name:	Richard A. Boehne
Title:	Chief Executive Officer	Title:	Chief Executive Officer

DESK BC MERGER, LLC		JOURNAL COMMUNICATIONS, INC.

By:	/s/ Richard A. Boehne	By:	/s/ Steven J. Smith
Name:	Richard A. Boehne	Name:	Steven J. Smith
Title:	Chief Executive Officer	Title:	Chairman and Chief Executive Officer

BOAT SPINCO, INC.		BOAT NP NEWCO, INC.

By:	/s/ Steven J. Smith	By:	/s/ Steven J. Smith
Name:	Steven J. Smith	Name:	Steven J. Smith
Title:	Chief Executive Officer	Title:	Chief Executive Officer

DESK NP MERGER CO.		BOAT NP MERGER CO.

By:	/s/ Richard A. Boehne	By:	/s/ Steven J. Smith
Name:	Richard A. Boehne	Name:	Steven J. Smith
Title:	Chief Executive Officer	Title:	Chief Executive Officer
[Signature Page to Master Transaction Agreement]

Annex B

FORM OF AMENDMENT TO ARTICLES OF INCORPORATION OF THE E. W. SCRIPPS COMPANY

The Amended Articles of Incorporation of The E. W. Scripps Company (the “Company”) are hereby amended by adding the following paragraph at the end of Paragraph A. 3. Dividends and Distributions of Article FOURTH:

Notwithstanding anything to the contrary in these Amended and Restated Articles of Incorporation, pursuant to and in accordance with the transactions contemplated by the Master Transaction Agreement, dated as of July 30, 2014, by and among the Corporation, Scripps Media, Inc., Desk Spinco, Inc. (“Scripps Spinco”), Desk NP Operating, LLC, Desk NP Merger Co., Desk BC Merger, LLC, Journal Communications, Inc., Boat Spinco, Inc., Boat NP Merger Co., and Boat NP Newco, Inc. (the “Master Transaction Agreement”), the Corporation may distribute one share of common stock, $.01 par value, of Scripps Spinco with respect to each Class A Common Share of the Corporation outstanding at the time of such distribution and one share of the common stock, $.01 par value, of Scripps Spinco with respect to each Common Voting Share of the Corporation outstanding at the time of such distribution, provided that each holder of Class A Common Shares then outstanding and each holder of Common Voting Shares then outstanding receives the identical class of shares of common stock of Scripps Spinco.

B - 1

Annex C
Step Plan

Relevant Beginning Structure

Scripps Newspaper Distribution

Step	Date	Action
1.1	TBD	Scripps Media, Inc. forms Desk Spinco, Inc., contributes News Business to Desk NP Operating, LLC, a wholly owned LLC classified as a disregarded entity, and contributes Desk NP Operating, LLC to Desk Spinco, Inc.

Scripps S/Hs
The E. W. Scripps Company
Evansville Courier Company
Memphis Publishing Company
Scripps Media, Inc.
Desk Spinco, Inc.
Desk NP Operating LLC

Step	Date	Action
1.2	TBD	Scripps Media, Inc. distributes Desk Spinco, Inc. to The E. W. Scripps Company.

Scripps S/Hs
The E. W. Scripps Company
Evansville Courier Company
Memphis Publishing Company
Scripps Media, Inc.
Desk Spinco, Inc.
Desk NP Operating LLC

Scripps Newspaper Distribution (cont.)

Pre-Broadcast Merger Dividend

Journal Newspaper Distribution

Newspaper Mergers

Broadcast Merger

Relevant Final Structures

Annex D
Wells Fargo Securities, LLC
550 South Tryon Street
Charlotte, NC 28202

July 30, 2014

Confidential

The E.W. Scripps Company
312 Walnut Street, Suite 2800
Cincinnati, OH 45202

Ladies and Gentlemen:

You have asked Wells Fargo Securities, LLC (“Wells Fargo Securities”) to advise you with respect to the fairness, from a financial point of view, to The E.W. Scripps Company, an Ohio corporation (“Scripps”), of the Broadcast Exchange Ratio (as defined below) pursuant to the Master Transaction Agreement (the “Agreement”) to be entered into among Scripps, Scripps Media, Inc., a Delaware corporation and wholly owned subsidiary of Scripps (“SMI”), Desk Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of SMI (“Scripps Spinco”), Desk NP Operating, LLC, a Wisconsin limited liability company and wholly owned subsidiary of SMI, Desk BC Merger, LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps (“Scripps Broadcast Merger, LLC”), Journal Communications, Inc., a Wisconsin corporation (“Journal”), Boat Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of Journal (“Journal Spinco”), Boat NP Newco, Inc., a Wisconsin corporation (“Newco”), Desk NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Scripps Newspaper Merger Sub”), and Boat NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Journal Newspaper Merger Sub”). The Agreement provides, among other things, that (a) prior to the Distribution Time, (i) Scripps will consummate or cause the consummation of the Scripps Pre-Newspaper Distribution Transactions and (ii) Journal will consummate or cause the consummation of the Journal Pre-Newspaper Distribution Transactions, (b) at the Distribution Time, (i) Scripps will distribute for the benefit of the holders of shares of Scripps Common Shares one share of Scripps Spinco Common Stock for each share of Scripps Common Shares (the “Scripps Newspaper Distribution”) and (ii) Journal will distribute for the benefit of the holders of shares of Journal Common Stock one share of Journal Spinco Common Stock for each share of Journal Common Stock (the “Journal Newspaper Distribution,” and together with the Scripps Newspaper Distribution, the “Distributions”), (c) at the Newspaper Merger Effective Time, (i) Scripps Newspaper Merger Sub will be merged with and into Scripps Spinco, as a result of which Scripps Spinco will be the surviving corporation and a wholly owned subsidiary of Newco (the “Scripps Newspaper Merger”) and each share of Scripps Spinco Common Stock will be converted into the right to receive 0.2500 (the “Scripps Newspaper Exchange Ratio”) of a share of Newco Common Stock and (ii) Journal Newspaper Merger Sub will be merged with and into Journal Spinco, as a result of which Journal Spinco will be the surviving corporation and a wholly owned subsidiary of Newco (the “Journal Newspaper Merger,” and together with the Scripps Newspaper Merger, the “Newspaper Mergers”) and each share of Journal Common Stock will be converted into the right to receive 0.1950 (the “Journal Newspaper Exchange Ratio”) of a share of Newco Common Stock, (d) prior to the Broadcast Merger (as defined below), Scripps will pay the Pre-Broadcast Merger Dividend to Scripps Shareholders on a pro rata basis, and (e) at the Broadcast Merger Effective Time, (i) Journal will be merged with and into Scripps Broadcast Merger, LLC, as a result of which Scripps Broadcast Merger, LLC will be the surviving limited liability company and a wholly owned subsidiary of Scripps (the “Broadcast Merger,” and together with the Newspaper Mergers, the “Mergers”) and (ii) each share of Journal Common Stock will be converted into the right to receive 0.5176 (the “Broadcast Exchange Ratio”) of a share of Scripps Class A Common Shares.

The terms and conditions of the transactions (the “Transactions”) contemplated by the Agreement and the other Transaction Agreements, including the Distributions and the Mergers, are more fully set forth in the Agreement. Capitalized terms used, but not otherwise defined, in this letter shall have the meanings ascribed to them in the Agreement.

In arriving at our opinion, we have, among other things:

•	Reviewed a draft, dated July 29, 2014, of the Agreement, including the financial terms thereof;

•
Reviewed certain business, financial and other information regarding Journal, the Journal Newspaper Business and the Journal Broadcasting Business that was publicly available or was furnished to us by Journal or Scripps;

•	Reviewed certain financial projections for Journal, the Journal Newspaper Business and the Journal Broadcasting Business prepared by the management of Journal;

•	Reviewed certain financial projections for Journal, the Journal Newspaper Business and the Journal Broadcasting Business prepared by the management of Scripps (the “Journal Projections”);

•
Discussed with the managements of Journal and Scripps the operations and prospects of Journal, the Journal Newspaper Business and the Journal Broadcasting Business, including the historical financial performance and trends in the results of operations of Journal, the Journal Newspaper Business and the Journal Broadcasting Business;

•
Reviewed certain business, financial and other information regarding Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business that was publicly available or was furnished to us by Scripps;

•	Reviewed certain financial projections for Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business prepared by the management of Scripps (the “Scripps Projections”);

•
Discussed with the management of Scripps the operations and prospects of Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business, including the historical financial performance and trends in the results of operations of Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business;

•	Reviewed certain projections of the synergies and cost savings expected to result from the Broadcast Merger prepared by the management of Scripps (the “Broadcast Synergies Projections”);

•	Reviewed certain projections of the synergies and cost savings expected to result from the Newspaper Mergers prepared by the management of Scripps (the “Newspaper Synergies Projections”);

•	Discussed with the management of Scripps the strategic rationale for the Transactions;

•
Compared certain business, financial and other information regarding Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business that was publicly available or was furnished to us by the respective managements of Journal and Scripps with publicly available business, financial and other information regarding certain publicly traded companies that we deemed relevant;

•	Compared selected proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that we deemed relevant;

•
Prepared a discounted cash flow analysis of the Journal Newspaper Business and the Journal Broadcasting Business based upon the Journal Projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps;

•
Prepared a discounted cash flow analysis of the Scripps Newspaper Business and the Scripps Broadcasting Business based upon the Scripps Projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps; and

•	Considered other information such as financial studies, analyses and investigations, as well as financial, economic and market criteria that we deemed relevant.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to us, including all accounting, tax and legal information, and we have not made (and have not assumed any responsibility for) any independent verification of such information. We have assumed, with your consent, that neither the management of Journal nor of Scripps is aware of any facts or circumstances that would make such information inaccurate or misleading in any way meaningful to our analysis. With respect to the financial forecasts and estimates utilized in our analyses, including the Journal Projections, the Scripps Projections, the Broadcast Synergies Projections and the Newspaper Synergies Projections, we have assumed, with your consent, that they have been reasonably prepared and reflect the best current estimates, judgments and assumptions of the management of Scripps as to the future financial performance of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business and the synergies expected to result from the Transactions. We assume no responsibility for, and express no view as to, such forecasts or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the condition (financial or otherwise), results of operations, business or prospects of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business since the date of the last financial statements provided to us. In arriving at our opinion, we have not conducted any physical inspection or appraisals of the assets or liabilities (contingent or otherwise) of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business.
In rendering our opinion, we have assumed, with your consent, that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect material to our analysis or opinion, that the Transactions and financings contemplated to be undertaken by Scripps in connection with the Transactions will be consummated in accordance with the Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transactions or such contemplated financings, no delays, limitations, conditions or restrictions will be imposed or actions will be taken that will have an adverse effect on Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business or the expected benefits of the Transactions in any way meaningful to our analysis. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.
Our opinion only addresses the fairness, from a financial point of view, to Scripps of the Broadcast Exchange Ratio to the extent expressly specified herein, and does not address any other terms or aspects of the Transactions, including, without limitation, the form or structure of the Transactions, any tax or accounting matters relating to the Transactions, the allocation of the consideration in the Broadcast Merger between the holders of shares of Journal Class A Common Stock and the holders of shares of Journal Class B Common Stock or otherwise, any financing arrangements or any aspect or implication of any other agreement or arrangement entered into in connection with or contemplated by the Transactions or otherwise. In addition, our opinion does not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Broadcast Exchange Ratio or otherwise. Our opinion does not express any opinion as to the prices at which shares of Newco Common Stock, Scripps Class A Common Shares or Journal Class A Common Stock will trade at any time. Our opinion does not address the merits of the underlying decision by Scripps to enter into the Agreement or the relative merits of the Transactions or contemplated financings compared with other business strategies or transactions available or that have been or might be considered by the management or the Board of Directors of Scripps or in which Scripps might engage.
The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged to act as financial advisor to the Board of Directors of Scripps in connection with the Transactions and will receive a fee for such services, a portion of which will be payable upon delivery of the opinions related to the Transactions and the principal portion of which will be payable upon the consummation of the Transactions. Scripps has also agreed to reimburse certain of Wells Fargo Securities’ expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of our engagement.
Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services in the ordinary course of business, for which we and such affiliates receive customary fees. In that regard, Wells Fargo Securities or our affiliates in the past have provided, currently are providing, and in the future may provide, financial services to Scripps and its affiliates, Journal and its affiliates and Newco and its affiliates, respectively, for which Wells Fargo Securities and such affiliates have received and expect to receive fees, including (i) having acted as exclusive financial advisor to Scripps in connection with its acquisition of two television stations from Granite Broadcasting Corp., (ii) having acted as joint lead arranger and joint book-running manager, and a lender, under Scripps’ $275 million amended and restated revolving credit and term loan facility and (iii) having provided or providing certain treasury management services to Scripps and Journal. In addition, Wells Fargo Securities anticipates that it or one of its affiliates will receive fees in connection with Scripps’ financing of the Transactions. In the ordinary course of business, Wells Fargo Securities and our affiliates may actively trade or hold the securities or financial instruments of Scripps, Journal and Newco for our and their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.
It is understood that this opinion is for the information and use of the Board of Directors of Scripps (in its capacity as such) in connection with its evaluation of the Transactions and such opinion does not constitute a recommendation to the Board of Directors of Scripps or to any other person or entity in respect of the Transactions or otherwise, including as to how any holder of shares of Scripps Common Voting Shares should vote with respect to the issuance of shares of Scripps Class A Common Shares in the Broadcast Merger pursuant to the Transactions and the Agreement or any other matter.
Based upon and subject to the foregoing, our experience as investment bankers, our work described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Broadcast Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to Scripps.
Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

Wells Fargo Securities, LLC
550 South Tryon Street
Charlotte, NC 28202

July 30, 2014

Confidential

The E.W. Scripps Company
312 Walnut Street, Suite 2800
Cincinnati, OH 45202

Ladies and Gentlemen:

You have asked Wells Fargo Securities, LLC (“Wells Fargo Securities”) to advise you with respect to the fairness, from a financial point of view, to holders of shares of Scripps Common Shares who receive shares of Scripps Spinco Common Stock pursuant to the Scripps Newspaper Distribution of the Scripps Newspaper Exchange Ratio in connection with the Scripps Newspaper Merger pursuant to the Master Transaction Agreement (the “Agreement”) to be entered into among The E.W. Scripps Company, an Ohio corporation (“Scripps”), Scripps Media, Inc., a Delaware corporation and wholly owned subsidiary of Scripps (“SMI”), Desk Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of SMI (“Scripps Spinco”), Desk NP Operating, LLC, a Wisconsin limited liability company and wholly owned subsidiary of SMI, Desk BC Merger, LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps (“Scripps Broadcast Merger, LLC”), Journal Communications, Inc., a Wisconsin corporation (“Journal”), Boat Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of Journal (“Journal Spinco”), Boat NP Newco, Inc., a Wisconsin corporation (“Newco”), Desk NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Scripps Newspaper Merger Sub”), and Boat NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Journal Newspaper Merger Sub”). The Agreement provides, among other things, that (a) prior to the Distribution Time, (i) Scripps will consummate or cause the consummation of the Scripps Pre-Newspaper Distribution Transactions and (ii) Journal will consummate or cause the consummation of the Journal Pre-Newspaper Distribution Transactions, (b) at the Distribution Time, (i) Scripps will distribute for the benefit of the holders of shares of Scripps Common Shares one share of Scripps Spinco Common Stock for each share of Scripps Common Shares (the “Scripps Newspaper Distribution”) and (ii) Journal will distribute for the benefit of the holders of shares of Journal Common Stock one share of Journal Spinco Common Stock for each share of Journal Common Stock (the “Journal Newspaper Distribution,” and together with the Scripps Newspaper Distribution, the “Distributions”), (c) at the Newspaper Merger Effective Time, (i) Scripps Newspaper Merger Sub will be merged with and into Scripps Spinco, as a result of which Scripps Spinco will be the surviving corporation and a wholly owned subsidiary of Newco (the “Scripps Newspaper Merger”) and each share of Scripps Spinco Common Stock will be converted into the right to receive 0.2500 (the “Scripps Newspaper Exchange Ratio”) of a share of Newco Common Stock and (ii) Journal Newspaper Merger Sub will be merged with and into Journal Spinco, as a result of which Journal Spinco will be the surviving corporation and a wholly owned subsidiary of Newco (the “Journal Newspaper Merger,” and together with the Scripps Newspaper Merger, the “Newspaper Mergers”) and each share of Journal Common Stock will be converted into the right to receive 0.1950 (the “Journal Newspaper Exchange Ratio”) of a share of Newco Common Stock, (d) prior to the Broadcast Merger (as defined below), Scripps will pay the Pre-Broadcast Merger Dividend to Scripps Shareholders on a pro rata basis, and (e) at the Broadcast Merger Effective Time, (i) Journal will be merged with and into Scripps Broadcast Merger, LLC, as a result of which Scripps Broadcast Merger, LLC will be the surviving limited liability company and a wholly owned subsidiary of Scripps (the “Broadcast Merger,” and together with the Newspaper Mergers, the “Mergers”) and (ii) each share of Journal Common Stock will be converted into the right to receive 0.5176 (the “Broadcast Exchange Ratio”) of a share of Scripps Class A Common Shares.

The terms and conditions of the transactions (the “Transactions”) contemplated by the Agreement and the other Transaction Agreements, including the Distributions and the Mergers, are more fully set forth in the Agreement. Capitalized terms used, but not otherwise defined, in this letter shall have the meanings ascribed to them in the Agreement.

In arriving at our opinion, we have, among other things:

•	Reviewed a draft, dated July 29, 2014, of the Agreement, including the financial terms thereof;

•
Reviewed certain business, financial and other information regarding Journal, the Journal Newspaper Business and the Journal Broadcasting Business that was publicly available or was furnished to us by Journal or Scripps;

•	Reviewed certain financial projections for Journal, the Journal Newspaper Business and the Journal Broadcasting Business prepared by the management of Journal;

•	Reviewed certain financial projections for Journal, the Journal Newspaper Business and the Journal Broadcasting Business prepared by the management of Scripps (the “Journal Projections”);

•
Discussed with the managements of Journal and Scripps the operations and prospects of Journal, the Journal Newspaper Business and the Journal Broadcasting Business, including the historical financial performance and trends in the results of operations of Journal, the Journal Newspaper Business and the Journal Broadcasting Business;

•
Reviewed certain business, financial and other information regarding Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business that was publicly available or was furnished to us by Scripps;

•	Reviewed certain financial projections for Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business prepared by the management of Scripps (the “Scripps Projections”);

•
Discussed with the management of Scripps the operations and prospects of Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business, including the historical financial performance and trends in the results of operations of Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business;

•	Reviewed certain projections of the synergies and cost savings expected to result from the Broadcast Merger prepared by the management of Scripps (the “Broadcast Synergies Projections”);

•	Reviewed certain projections of the synergies and cost savings expected to result from the Newspaper Mergers prepared by the management of Scripps (the “Newspaper Synergies Projections”);

•	Discussed with the management of Scripps the strategic rationale for the Transactions;

•
Compared certain business, financial and other information regarding Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business that was publicly available or was furnished to us by the respective managements of Journal and Scripps with publicly available business, financial and other information regarding certain publicly traded companies that we deemed relevant;

•	Compared selected proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that we deemed relevant;

•
Prepared a discounted cash flow analysis of the Journal Newspaper Business and the Journal Broadcasting Business based upon the Journal Projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps;

•
Prepared a discounted cash flow analysis of the Scripps Newspaper Business and the Scripps Broadcasting Business based upon the Scripps Projections, as well as other assumptions discussed with and confirmed as reasonable by the management of Scripps; and

•	Considered other information such as financial studies, analyses and investigations, as well as financial, economic and market criteria that we deemed relevant.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to us, including all accounting, tax and legal information, and we have not made (and have not assumed any responsibility for) any independent verification of such information. We have assumed, with your consent, that neither the management of Journal nor of Scripps is aware of any facts or circumstances that would make such information inaccurate or misleading in any way meaningful to our analysis. With respect to the financial forecasts and estimates utilized in our analyses, including the Journal Projections, the Scripps Projections, the Broadcast Synergies Projections and the Newspaper Synergies Projections, we have assumed, with your consent, that they have been reasonably prepared and reflect the best current estimates, judgments and assumptions of the management of Scripps as to the future financial performance of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business and the Scripps Broadcasting Business and the synergies expected to result from the Transactions. We assume no responsibility for, and express no view as to, such forecasts or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the condition (financial or otherwise), results of operations, business or prospects of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business since the date of the last financial statements provided to us. In arriving at our opinion, we have not conducted any physical inspection or appraisals of the assets or liabilities (contingent or otherwise) of Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business.
In rendering our opinion, we have assumed, with your consent, that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect material to our analysis or opinion, that the Transactions and financings contemplated to be undertaken by Scripps in connection with the Transactions will be consummated in accordance with the Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transactions or such contemplated financings, no delays, limitations, conditions or restrictions will be imposed or actions will be taken that will have an adverse effect on Journal, the Journal Newspaper Business, the Journal Broadcasting Business, Scripps, the Scripps Newspaper Business or the Scripps Broadcasting Business or the expected benefits of the Transactions in any way meaningful to our analysis. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.
Our opinion only addresses the fairness, from a financial point of view, to holders of shares of Scripps Common Shares who receive shares of Scripps Spinco Common Stock pursuant to the Scripps Newspaper Distribution of the Scripps Newspaper Exchange Ratio in connection with the Scripps Newspaper Merger to the extent expressly specified herein, and does not address any other terms or aspects of the Transactions, including, without limitation, the form or structure of the Transactions, any tax or accounting matters relating to the Transactions, the allocation of the consideration in the Broadcast Merger between the holders of shares of Journal Class A Common Stock and the holders of shares of Journal Class B Common Stock or otherwise, any financing arrangements or any aspect or implication of any other agreement or arrangement entered into in connection with or contemplated by the Transactions or otherwise. In addition, our opinion does not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Scripps Newspaper Exchange Ratio or otherwise. Our opinion does not express any opinion as to the prices at which shares of Newco Common Stock, Scripps Class A Common Shares or Journal Class A Common Stock will trade at any time. Our opinion does not address the merits of the underlying decision by Scripps to enter into the Agreement or the relative merits of the Transactions or contemplated financings compared with other business strategies or transactions available or that have been or might be considered by the management or the Board of Directors of Scripps or in which Scripps might engage.
The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged to act as financial advisor to the Board of Directors of Scripps in connection with the Transactions and will receive a fee for such services, a portion of which will be payable upon delivery of the opinions related to the Transactions and the principal portion of which will be payable upon the consummation of the Transactions. Scripps has also agreed to reimburse certain of Wells Fargo Securities’ expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of our engagement.
Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services in the ordinary course of business, for which we and such affiliates receive customary fees. In that regard, Wells Fargo Securities or our affiliates in the past have provided, currently are providing, and in the future may provide, financial services to Scripps and its affiliates, Journal and its affiliates and Newco and its affiliates, respectively, for which Wells Fargo Securities and such affiliates have received and expect to receive fees, including (i) having acted as exclusive financial advisor to Scripps in connection with its acquisition of two television stations from Granite Broadcasting Corp., (ii) having acted as joint lead arranger and joint book-running manager, and a lender, under Scripps’ $275 million amended and restated revolving credit and term loan facility and (iii) having provided or providing certain treasury management services to Scripps and Journal. In addition, Wells Fargo Securities anticipates that it or one of its affiliates will receive fees in connection with Scripps’ financing of the Transactions. In the ordinary course of business, Wells Fargo Securities and our affiliates may actively trade or hold the securities or financial instruments of Scripps, Journal and Newco for our and their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.
It is understood that this opinion is for the information and use of the Board of Directors of Scripps (in its capacity as such) in connection with its evaluation of the Transactions and such opinion does not constitute a recommendation to the Board of Directors of Scripps or to any other person or entity in respect of the Transactions or otherwise, including as to how any holder of shares of Scripps Common Voting Shares should vote with respect to the issuance of shares of Scripps Class A Common Shares in the Broadcast Merger pursuant to the Transactions and the Agreement or any other matter.
Based upon and subject to the foregoing, our experience as investment bankers, our work described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Scripps Newspaper Exchange Ratio in connection with the Scripps Newspaper Merger pursuant to the Agreement is fair, from a financial point of view, to holders of shares of Scripps Common Shares who receive shares of Scripps Spinco Common Stock pursuant to the Scripps Newspaper Distribution.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

Annex E

[LETTERHEAD OF METHUSELAH ADVISORS]

July 30, 2014

The Board of Directors
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53201

Dear Members of the Board:

We understand that The E.W. Scripps Company, an Ohio corporation (“Scripps”), Scripps Media, Inc., a Delaware corporation and wholly owned subsidiary of Scripps (“SMI”), Desk Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of SMI (“Scripps Spinco”), Desk NP Operating, LLC, a Wisconsin limited liability company and wholly owned subsidiary of SMI (“SNOC”), Desk BC Merger, LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps (“Scripps Broadcast Merger, LLC”), Journal Communications, Inc., a Wisconsin corporation (“Journal”), Boat Spinco, Inc., a Wisconsin corporation and wholly owned subsidiary of Journal (“Journal Spinco”), Boat NP Newco, Inc., a Wisconsin corporation (“Newco”), Desk NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Scripps Newspaper Merger Sub”), and Boat NP Merger Co., a Wisconsin corporation and wholly owned subsidiary of Newco (“Journal Newspaper Merger Sub”), propose to enter into a Master Transaction Agreement (the “Agreement”) pursuant to which (i) the newspaper publishing and distributing business of each of Journal and Scripps (such business of Journal, the “Journal Newspaper Business” and, such business of Scripps, the “Scripps Newspaper Business”) will be combined into Newco and (ii) the television and radio stations business of each of Journal and Scripps will be combined into Scripps (such business of Journal, the “Journal Broadcast Business” and, together with the Journal Newspaper Business, the “Journal Businesses” and, such business of Scripps, the “Scripps Broadcast Business” and, together with the Scripps Newspaper Business, the “Scripps Businesses”).

As more fully described in the Agreement and after giving effect to the Related Transactions (defined below), such combinations will be effected, among other things, through (i)(x) the merger of Journal Newspaper Merger Sub with and into Journal Spinco pursuant to which Journal Spinco will become a wholly owned subsidiary of Newco (such merger, the “Journal Newspaper Merger”) and each outstanding share of the common stock, par value $0.01 per share, of Journal Spinco will be converted into the right to receive 0.1950 (the “Journal Newspaper Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of Newco (“Newco Common Stock”) and (y) the merger of Scripps Newspaper Merger Sub with and into Scripps Spinco pursuant to which Scripps Spinco will become a wholly owned subsidiary of Newco (such merger, together with the Journal Newspaper Merger, the “Newspaper Mergers”) and each outstanding share of the common stock, par value $0.01 per share, of Scripps Spinco will be converted into the right to receive 0.2500 of a share of Newco Common Stock, and (ii) following the Newspaper Mergers, the merger of Journal with and into Scripps Broadcast Merger, LLC pursuant to which Scripps Broadcast Merger, LLC will continue as a wholly owned subsidiary of Scripps (such merger, together with the Newspaper Mergers, the “Mergers”) and each outstanding share of Class A common stock, par value $0.01 per share, of Journal (“Journal Class A Common Stock”) and each outstanding share of Class B common stock, par value $0.01 per share, of Journal (“Journal Class B Common Stock” and, together with Journal Class A Common Stock, “Journal Common Stock”) will be converted into the right to receive 0.5176 (the “Broadcast Exchange Ratio”) of a Class A common share, par value $0.01 per share, of Scripps (“Scripps Class A Common Shares”).

We have been advised that, prior to consummation of the Mergers and pursuant to the Agreement, (i) certain debt financings and refinancings will be undertaken with respect to Scripps and Newco, (ii) Journal will effect an internal reorganization and recapitalization pursuant to which, among other things, the outstanding capital stock of certain subsidiaries of Journal engaged in the Journal Newspaper Business will be transferred to Journal Spinco and Journal will contribute to Journal Spinco a cash amount of $10 million, (iii) Scripps will effect an internal reorganization

The Board of Directors
Journal Communications, Inc.
July 30, 2014

and recapitalization pursuant to which, among other things, certain assets and liabilities related to the Scripps Newspaper Business, including certain minority partnership interests and membership interests in entities engaged in the newspaper and publishing business, will be consolidated and transferred to Scripps Spinco and SNOC, SNOC will become a wholly owned subsidiary of Scripps Spinco, and Scripps Spinco will become a wholly owned subsidiary of Scripps, (iv) Scripps will pay a special cash dividend to holders of Scripps Class A Common Shares and holders of common voting shares, par value $0.01 per share, of Scripps (such shares, together with Scripps Class A Common Shares, “Scripps Common Shares”) of $60 million in the aggregate and (v) Journal will distribute the outstanding shares of Journal Spinco on a pro rata basis to holders of Journal Common Stock and Scripps will distribute the outstanding shares of Scripps Spinco on a pro rata basis to holders of Scripps Common Shares (such distributions, together with the transactions described in clauses (i) through (iv) above and the other related transactions contemplated by the Agreement, the “Related Transactions”). We also have been advised that, in connection with the Mergers, Journal, Scripps, Newco, Journal Spinco and Scripps Spinco, as applicable, will enter into certain transition, tax, employee and other related agreements (such agreements, the “Related Agreements”).

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Journal Newspaper Exchange Ratio and the Broadcast Exchange Ratio provided for in the Mergers, viewed as a single integrated transaction, to holders of Journal Common Stock collectively as a group.

In connection with this opinion, we have:

(i)	Reviewed the financial terms of a July 30, 2014 draft of the Agreement (the “Draft Agreement”);

(ii)
Reviewed certain publicly available and other historical business and financial information relating to the Journal Businesses and the Scripps Businesses provided to or discussed with us by Journal and Scripps;

(iii)
Reviewed various financial forecasts and other data provided by Journal and Scripps relating to the Journal Businesses and the Scripps Businesses (as approved, in the case of such forecasts and other data relating to the Scripps Businesses, by the management of Journal);

(iv)	Held discussions with members of the senior managements of Journal and Scripps with respect to the operations and prospects of the Journal Businesses and the Scripps Businesses;

(v)	Reviewed the projected cost savings and other benefits, including the amount and timing thereof, anticipated by the managements of Journal and Scripps to be realized from the Mergers;

(vi)	Reviewed historical stock prices of Journal Class A Common Stock and Scripps Class A Common Shares;

(vii)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the Journal Businesses and the Scripps Businesses;

(viii)	Reviewed the financial terms of certain transactions involving companies in lines of business we believe to be generally relevant in evaluating the Journal Businesses and the Scripps Businesses; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

Our opinion, as set forth herein, relates to the relative values of the Journal Newspaper Business and the Scripps Newspaper Business and the relative values of the Journal Broadcast Business and the Scripps Broadcast Business.

The Board of Directors
Journal Communications, Inc.
July 30, 2014

We have evaluated the Journal Businesses, the Scripps Businesses and the Mergers for purposes of our analyses and opinion after giving effect to the Related Transactions. We have assumed and relied, with the consent of Journal, upon the accuracy and completeness of all information provided to or reviewed by us, without independent verification of any such information. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Journal, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Journal and Scripps as to the future financial performance of the Journal Businesses and the Scripps Businesses, the projected cost savings and other benefits anticipated by the managements of Journal and Scripps to be realized from the Mergers and the other matters covered thereby. In addition, we have assumed, with the consent of Journal, that such financial forecasts, including such projected cost savings and other benefits, will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We have relied, with the consent of Journal, upon the assessments of the managements of Journal and Scripps as to (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the ability to integrate the Journal Businesses and the Scripps Businesses, (iii) Journal’s and Scripps’ existing and future relationships, agreements and arrangements with, and ability to attract and retain, networks, cable and other content distribution systems and customers and (iv) market and other trends and prospects for, and governmental and other regulatory and legislative matters relating to or affecting, the newspaper publishing and distributing industry or the television or radio industries, including the assumptions of the managements of Journal and Scripps as to, among others, competition and expected performance of participants in such industries and related markets, fluctuations in advertising spending and volume, changes in technology and evolving approaches to content distribution and industry standards. We have assumed, with the consent of Journal, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we have assumed, with the consent of Journal, that the Mergers and the Related Transactions will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions by the parties thereto. We also have assumed, with the consent of Journal, that obtaining the necessary regulatory or third party approvals and consents for the Mergers and the Related Transactions (including related expenses and any required divestitures) will not have an adverse effect on Newco, Journal, Scripps (or any of their respective businesses), the Mergers or the Related Transactions (including the contemplated benefits thereof). We further have assumed, with the consent of Journal, that the Mergers and the Related Transactions will qualify, as applicable, for the intended tax treatment contemplated by the Agreement. We have assumed, with the consent of Journal, that each of Newco, Journal and Scripps will retain or acquire, as the case may be, all assets, properties and rights necessary for their respective businesses and operations, that appropriate reserves, indemnification arrangements or other provisions have been made with respect to the liabilities of or relating to their respective businesses and operations and that none of Newco, Journal or Scripps will directly or indirectly assume any liabilities that are contemplated to be excluded by such entity as a result of the Mergers and the Related Transactions. We have been advised, and we have assumed, that the Agreement, when executed, will be substantially similar in all material respects to the Draft Agreement.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Journal, Scripps, Newco or any other entity or concerning the solvency or fair value of Journal, Scripps, Newco or any other entity, and we have not been furnished with any such valuations or appraisals. We do not express any opinion as to the actual value of Newco Common Stock or Scripps Class A Common Shares when issued in the Mergers or the prices at which shares of Journal Common Stock, Scripps Common Shares, Newco Common Stock or any other securities of Journal, Scripps or Newco may trade or otherwise be transferable at any time. We also do not express any opinion as to any tax or other consequences

The Board of Directors
Journal Communications, Inc.
July 30, 2014

that might result from the Mergers or the Related Transactions, nor does our opinion address any other tax or legal, regulatory or accounting matters, as to which we understand that Journal and Scripps have obtained such advice as Journal and Scripps deemed necessary from qualified professionals. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on Journal’s behalf with respect to the acquisition of all or a part of Journal. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Journal Newspaper Exchange Ratio and the Broadcast Exchange Ratio (to the extent expressly specified herein) provided for in the Mergers, viewed as a single integrated transaction, to holders of Journal Common Stock collectively as a group, as if Journal Class A Common Stock and Journal Class B Common Stock were a single class, without regard to individual circumstances of specific holders with respect to control, voting, liquidity or other rights or aspects which may distinguish such holders or the securities of Journal held by such holders and our analyses and opinion do not address, take into consideration or give effect to, any rights, preferences, restrictions or limitations (or any discount or premium for illiquidity, control or otherwise) that may be attributable to such securities nor does our opinion in any way address proportionate allocation or relative fairness. Our opinion does not address the merits of the underlying decision of Journal to engage in the Mergers or the Related Transactions or alternative business strategies in which Journal might engage.

Our opinion does not address, and we express no view or opinion as to, any terms or other aspects of the Mergers or the Related Transactions (other than the Journal Newspaper Exchange Ratio and the Broadcast Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Mergers, the form or structure, or financial or other terms, of any Related Transactions, or any terms, aspects or implications of any Related Agreements or any other agreements or arrangements entered into, amended or terminated in connection with, or otherwise contemplated by, the Mergers, the Related Transactions or otherwise. In addition, we express no opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Mergers or the Related Transactions, or class of such persons, relative to the Journal Newspaper Exchange Ratio, the Broadcast Exchange Ratio or otherwise.

Methuselah Advisors is acting as financial advisor to Journal in connection with the Mergers and the Related Transactions and we have received and will receive fees for our services, the principal portion of which is contingent upon consummation of the Mergers. We also will receive a fee in connection with the delivery of this opinion. We in the past have provided, currently are providing and in the future may provide investment banking services to Journal and/or its affiliates for which we have received and may receive compensation, including, during the past two years, having acted as financial advisor to Journal in connection with Journal’s acquisition of NewsChannel 5, LLC in December 2012. The issuance of this opinion was approved by an authorized committee of Methuselah Advisors.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Journal (in its capacity as such) and our opinion is rendered to the Board of Directors of Journal in connection with its evaluation of the Mergers. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Mergers, any Related Transactions or any matter.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Journal Newspaper Exchange Ratio and the Broadcast Exchange Ratio provided for in the Mergers, viewed as a single integrated transaction, are fair, from a financial point of view, to holders of Journal Common Stock collectively as a group.

Very truly yours,

METHUSELAH ADVISORS

Annex F

SUBCHAPTER XIII

DISSENTERS’ RIGHTS

180.1301 Definitions. In ss. 180.1301 to 180.1331:

(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.
(1m) “Business combination” has the meaning given in s. 180.1130 (3).
(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.
(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.
(4) “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130 (9) (a) 1. to 4.
(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.
(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

180.1302 Right to dissent. (1) Except as provided in sub. (4) and s. 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:
(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:
1. Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.
2. The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.
3. The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:
a. The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002 (1) to (9).
b. Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.
c. The number of voting shares, as defined in s. 180.1103 (5)(a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.
d. The number of participating shares, as defined in s. 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.
(b) Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.
(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:
1. A sale pursuant to court order.
2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.
(cm) Consummation of a plan of conversion.
(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.
(2) Except as provided in sub. (4) and s. 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her

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shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:
(a) Alters or abolishes a preferential right of the shares.
(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.
(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.
(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.
(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.
(3) Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or s. 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).
(4) Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.
(5) Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303 Dissent by shareholders and beneficial shareholders. (1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:
(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.
(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

180.1320 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.
(2) If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.

180.1321 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:
(a) Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.
(b) Not vote his or her shares in favor of the proposed action.
(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1322 Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.
(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:
(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

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(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.
(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.
(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.
(e) A copy of ss. 180.1301 to 180.1331.

180.1323 Duty to demand payment. (1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.
(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.
(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1324 Restrictions on uncertificated shares. (1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.
(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325 Payment. (1) Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.
(2) The payment shall be accompanied by all of the following:
(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.
(b) A statement of the corporation’s estimate of the fair value of the shares.
(c) An explanation of how the interest was calculated.
(d) A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.
(e) A copy of ss. 180.1301 to 180.1331.

180.1326 Failure to take action. (1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.

180.1327 After−acquired shares. (1) A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer.

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180.1328 Procedure if dissenter dissatisfied with payment or offer. (1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:
(a) The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.
(b) The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.
(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.
(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

180.1330 Court action. (1) If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60−day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.
(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.
(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:
(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.
(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322 (2) (c), for which the corporation elected to withhold payment under s. 180.1327.

180.1331 Court costs and counsel fees. (1) (a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).
(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.
(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:
(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.
(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.
(3) Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 1701.13 of the Ohio Revised Code provides that a corporation may indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (a “derivative action”), in which such person is made a party by reason of the fact that the person is or was a director or officer of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the director or officer seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s code of regulations, a disinterested director vote, a shareholder vote, an agreement or otherwise.

Under Ohio law, directors are entitled to advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Scripps' articles of incorporation provide that, to the fullest extent authorized or permitted by Ohio law, as now in effect (as summarized above) or as amended, it will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of it, or by reason of the fact that a director or officer of it is or was serving, at its request, as an officer, director, employee, trustee or agent of another corporation or enterprise, including service with respect to employee benefit plans maintained or sponsored by it. Any amendment of this provision will not reduce the Scripps indemnification obligations relating to actions taken before such amendment. The articles also provide that Scripps shall pay, to the fullest extent permitted by Ohio law, expenses incurred by a director or officer in defending any proceeding in advance of its final disposition.

In addition, under the master transaction agreement, Registrant will indemnify and hold harmless all past and present directors and officers of Journal Communications, Inc. and its subsidiaries following the closing of the transactions to the maximum extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, for acts or omissions occurring at or prior to such closing (including for acts or omissions occurring in connection with the transactions contemplated by the master transaction agreement), and advance such person his or her legal and other expenses, subject to an undertaking by such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a)A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)
The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)
The undersigned registrant hereby undertakes to supply by means of a post- effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S- 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on November 20, 2014.

THE E. W. SCRIPPS COMPANY

By:     /s/ Richard A. Boehne
Name:     Richard A. Boehne
Title:     Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on November 20, 2014.

Signature	Title

/s/ Richard A. Boehne	Chairman, President and Chief Executive Officer
Richard A. Boehne	(Principal Executive Officer)

/s/ Timothy M. Wesolowski	Senior Vice President and Chief Financial Officer
Timothy M. Wesolowski	(Principal Executive Officer)

/s/ Douglas F. Lyons	Vice President and Controller
Douglas F. Lyons	(Chief Accounting Officer)

*	Director
Kelly P. Conlin

*	Director
John W. Hayden

*	Director
Anne M. La Dow

*	Director
Roger L. Ogden

*	Director
Mary Peirce

*	Director
J. Marvin Quin

*	Director
Paul K. Scripps

*	Director
Kim Williams

*William Appleton, by signing his name hereto, does sign this registration statement on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed as an exhibit to this registration statement.

By:     /s/ William Appleton
William Appleton, under power of attorney dated November 4, 2014.

EXHIBIT INDEX

Exhibit Number	Description	Form	File Number	Exhibit	Report Date

2.1
Master Transaction Agreement, dated as of July 30, 2014, by and among The E. W. Scripps Company, Scripps Media, Inc., Desk Spinco, Inc., Desk NP Operating, LLC, Desk NP Merger Co., Desk BC Merger, LLC, Journal Communications, Inc., Boat Spinco, Inc., Boat NP Merger Co., and Boat NP Newco, Inc. (attached as Annex A to the joint proxy statement/prospectus which is a part of this Registration Statement)

3.1	Amended Articles of Incorporation of The E. W. Scripps Company	8-K	000-16914	3 (i)	2/17/2009
3.2	Amended and Restated Code of Regulations of The E. W. Scripps Company	8-K	000-16914	3.02	5/10/2007
3.3	Form of Amendment to Articles of Incorporation of the E. W. Scripps Company (attached as Annex B to the joint proxy statement/prospectus which is part of this Registration Statement)
5.1	Form of Opinion of Baker & Hostetler LLP as to the validity of the securities being registered
8.1	Form of Opinion of Baker & Hostetler LLP regarding certain federal income tax matters *
8.2	Form of Opinion of Foley & Lardner LLP regarding certain federal income tax matters *
10.1	Employment Agreement between The E.W. Scripps Company and Richard A. Boehne	8-K	000-16914	10.66	2/15/2011
10.2	Amendment to Employment Agreement, dated as of November 4, 2014, by and between The E.W. Scripps Company and Richard A. Boehne	8-K	000-16914	10.1	11/4/2014
10.3	Employment Agreement, dated as of _________, 2014, by and between Journal Media Group and Timothy E. Stautberg *
10.4	Scripps Family Agreement dated October 15, 1992	8-K	000-16914	1	10/15/1992
10.5	Amendments to the Scripps Family Agreement
10.6	Amendments to the Scripps Family Agreement	8-K	000-16914	10.57A	5/8/2008
10.7	Amendments to the Scripps Family Agreement
10.8	Amendments to the Scripps Family Agreement
10.9	Amended and Restated Revolving Credit and Term Loan Agreement dated as of November 26, 2013	8-K	000-16914	10.80	11/26/2013
21.1	Subsidiaries of The E. W. Scripps Company	10-K	000-16914	21.00	3/4/2014
23.1	Consent of Deloitte & Touche LLP, independent public accounting firm of The E. W. Scripps Company
23.2	Consent of Deloitte & Touche LLP, independent public accounting firm of Scripps Newspapers
23.3	Consent of PricewaterhouseCoopers, LLP, independent accountants of Journal Communications, Inc.
23.4	Consent of PricewaterhouseCoopers, LLP, independent accountants of JRN Newspapers
23.5	Consent of BDO USA, LLP, independent auditors of combined financial statements of WKBW-TV and WMYD-TV
23.6	Consent of KPMG LLP, independent auditors of NewsChannel 5 Network, LLC
23.7	Consent of Baker & Hostetler LLP (included in the opinion filed as Exhibit 5.1 to this registration statement)
23.8	Consent of Baker & Hostetler LLP (included in the opinion filed as Exhibit 8.1 to this registration statement) *

23.9	Consent of Foley & Lardner LLP (included in the opinion filed as Exhibit 8.2 to this registration statement) *
24.1	Power of Attorney of the Directors of the E. W. Scripps Company
99.1	Form of Proxy Card to be used by holders of Common Voting Shares of The E. W. Scripps Company *
99.2	Form of Proxy Card to be used by holders of Class A Common Stock of Journal Communications, Inc. *
99.3	Form of Proxy Card to be used by holders of Class B Common Stock of Journal Communications, Inc. *
99.4	Consent of Wells Fargo Securities, financial advisor to the E.W. Scripps Company
99.5	Consent of Methuselah Advisors
99.6	Consents of persons named to become directors of Journal Media Group, Inc. upon consummation of the transactions
99.7	Form of Amended and Restated Articles of Incorporation of Journal Media Group, Inc. effective _____________, 2014
99.8	Form of Bylaws of Journal Media Group, Inc. effective ___________, 2014
*	To be filed by amendment.